Form 20-F
period 2017-12-31
China Rapid Finance Ltd
filed 2018-04-30
CIK 1346610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017*

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:  001-38051

China Rapid Finance Limited

(Exact name of Registrant as specified in its charter)

N/A
(Translation of the Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

5th Floor, Building D, BenQ Plaza
207 Songhong Road
Changning District, Shanghai 200335
People’s Republic of China
(Address of principal executive offices)

Junqing (Kerry) Shen (Chief Financial Officer)
Email:  IR@crfchina.com
Telephone:  +86-21-6032-5999
(Name, Telephone, E‑mail and/or Facsimile number and Address of Company Contact Person)

Title of each class	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share, par value US$0.0001 per share	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*	New York Stock Exchange

*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report.

58,217,067 Class A ordinary shares

6,485,606 Class B ordinary shares

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the US Securities Act of 1933, as amended.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non‑accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board.	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

Yes  ☐    No  ☒

i

ii

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;
•	“big data” refers to voluminous structured and unstructured data from multiple sources and in multiple formats;
•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•	“Class A ordinary shares” refers to Class A ordinary shares, par value US$0.0001 per share of China Rapid Finance Limited;
•	“Class B Holders” refers to Dr. Zhengyu (Zane) Wang, Gary Wang and Andrew Mason;
•	“Class B ordinary shares” refers to Class B ordinary shares, par value US$0.0001 per share of China Rapid Finance Limited;
•

“CRF,” “we,” “us,” “our company” and “our” refer to China Rapid Finance Limited, an exempted company registered in the Cayman Islands with limited liability, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its affiliated entity and its subsidiaries;

•	“investors” refers to lenders of capital on our marketplace, unless the context indicates otherwise;
•	“NYSE” refers to the New York Stock Exchange;
•

“ordinary shares” refers to the common shares representing membership interests of China Risk Finance LLC which were converted to ordinary shares, par value US$0.0001 per share, of China Rapid Finance Limited upon the completion of the conversion by way of continuation to the Cayman Islands were divided into Class A ordinary shares and Class B ordinary shares upon the occurrence of our IPO;

•	“RMB” and “Renminbi” refer to the legal currency of China; and
•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

FORWARD‑LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	the expected growth of the credit industry, and marketplace lending in particular, in China;
•	our expectations regarding demand for and market acceptance of our marketplace’s products and services;
•	our expectations regarding our marketplace’s bases of borrowers and investors;
•	our plans to invest in our platform;
•	our relationships with our partners;
•	competition in our industry; and
•	relevant government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the year ended December 31, 2014 and the selected consolidated balance sheets data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statement of comprehensive income for the years ended December 31, 2014, 2015, 2016 and 2017.

	For the Year Ended December 31,
	2014	2015	2016	2017
	US$	US$	US$	US$
Selected Consolidated Statement of Comprehensive Income:
Revenue
Transaction and service fees (net of customer acquisition incentive)	60,281	62,535	55,891	91,621
Other revenue	1,027	946	1,092	1,156
	61,308	63,481	56,983	92,777
(Provision)/Reversal for loan losses	(580)	(3,924)	—	13
Discretionary payments	—	—	—	(4,576)
Business related taxes and surcharges	(2,960)	(3,424)	(1,122)	(503)
Net revenue	57,768	56,133	55,861	87,711
Operating expenses
Servicing expenses	(7,465)	(13,484)	(13,889)	(13,651)
Sales and marketing expenses	(27,347)	(34,182)	(29,954)	(45,341)
General and administrative expenses	(19,210)	(30,355)	(36,742)	(54,121)
Product development expenses	(4,529)	(5,675)	(8,630)	(11,642)
Total operating expenses	(58,551)	(83,696)	(89,215)	(124,755)
Other income (expense)
Other income (expense), net	1,267	(2,456)	(9)	508
Profit (loss) before income tax expense	484	(30,019)	(33,363)	(36,536)
Income tax expense	(353)	(7)	(3)	(113)
Net profit (loss)	131	(30,026)	(33,366)	(36,649)
Accretion on Series A convertible redeemable preferred shares to redemption value	(288)	(288)	(288)	(96)
Accretion on Series B convertible redeemable preferred shares to redemption value	(1,621)	(1,621)	(1,621)	(540)
Accretion of Series C convertible redeemable preferred shares to redemption value	—	(1,292)	(4,468)	(2,232)
Deemed dividend to Series C convertible redeemable preferred shares at modification of Series C convertible redeemable preferred shares	—	—	(635)	—
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	—	—	—	(82,034)
Net loss attributable to ordinary shareholders	(1,778)	(33,227)	(40,378)	(121,551)
Net profit (loss)	131	(30,026)	(33,366)	(36,649)
Foreign currency translation adjustment, net of nil tax	1	(533)	(1,885)	170
Comprehensive income (loss)	132	(30,559)	(35,251)	(36,479)

	For the Year Ended December 31,
	2014	2015	2016	2017
	US$	US$	US$	US$
	(in thousands, except share data and per share data)
Weighted average number of ordinary shares used in computing net profit (loss) per share
Basic	16,084,124	16,232,433	16,437,946	49,054,201
Diluted	16,084,124	16,232,433	16,437,946	49,054,201
Loss per share attributable to ordinary shareholders
Basic	(0.11)	(2.05)	(2.46)	(2.48)
Diluted	(0.11)	(2.05)	(2.46)	(2.48)

The following table presents our selected consolidated balance sheet data as of December 31, 2014, 2015, 2016 and 2017.

	As of December 31,
	2014	2015	2016	2017
	US$	US$	US$	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	5,813	25,045	18,983	94,881
Restricted cash(1)	5,218	11,890	12,685	14,673
Total assets	41,764	68,272	58,468	137,528
Total liabilities	32,383	44,907	44,460	78,490
Safeguard Program payable	16,605	18,555	19,511	17,950
Total mezzanine equity	36,201	84,950	116,218	—
Total shareholders’ (deficit) equity	(26,820)	(61,585)	(102,210)	59,038

(1)

Restricted cash represents funds received from investors and borrowers of lifestyle loans for the Safeguard Program, which is only available to lifestyle loan investors.  In February 2018, in response to regulatory changes, we ceased providing and operating our Safeguard Program.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Safeguard Program.”

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2017, the last business day of 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 13, 2018, the exchange rate was RMB6.2725 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Midpoint of Buy and Dollars per Sell Prices for RMB U.S.
Period	Period-End	Average(1)	Low	High
2013	6.0537	6.1410	6.0537	6.2438
2014	6.2046	6.1702	6.0402	6.2591
2015	6.4778	6.2869	6.1980	6.4778
2016	6.9430	6.6549	6.4480	6.9850
2017
October	6.6328	6.6254	6.5712	6.6533
November	6.6090	6.6200	6.5967	6.6385
December	6.5063	6.5932	6.5063	6.6210
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April (through April 13)	6.2725	6.2889	6.2655	6.3045

(1)

Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ADSs involves a high degree of risk.  You should carefully consider the following risks, as well as other information contained in this annual report, before making an investment in our company.  The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ADSs.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The marketplace lending industry is a new and evolving industry, and we may not succeed.

Although we began operations in 2001 in the credit analytics industry, we only began operating our marketplace in 2010 and our consumption loans in February 2015.  The marketplace lending industry is a new and evolving industry, particularly in China.  We are subject to all risks inherent in a developing business enterprise in a new and evolving industry.  Our likelihood of continued success must be considered in light of the challenges, uncertainties, expenses, difficulties, complications, and delays frequently encountered in connection with a new and evolving industry and the competitive and regulatory environment in which we operate.

China’s marketplace lending industry in general may not become accepted or be viable in the long term, particularly if PRC laws and regulations change in ways that do not favor our development.  If that happens, there may not be an adequate market for the loan products facilitated on our marketplace.  As a new industry, there are not established players whose business models we can follow or build upon.  Similarly, there is limited public information about comparable companies available for potential investors to review in making a decision about whether to invest in our company.

Borrowers may not view marketplace lending obligations facilitated on our platform as having the same consequences for default as other credit obligations arising under more traditional circumstances, such as loans from banks or other commercial financial institutions.  If a borrower defaults on his or her payment obligations on a loan or chooses not to repay his or her loan entirely, the investor funding the loan may not realize the expected return on its investment.  This could discourage investors from lending on our marketplace, which could materially and adversely affect our business.  If that happens, our business could be materially impacted.

You should further consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by businesses that, like us, are in their early stages of development.  For example, unanticipated expenses, challenges and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to the new products and services on our marketplace.  We may not be able to successfully address these risks and uncertainties or successfully implement our operating strategies.  If we fail to do so, such failure could materially harm our business to the point of having to cease operations and could impair the value of our ADSs.

Our recent, rapid growth in the number of loans facilitated on our platform may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

We have experienced significant growth since 2015, particularly with respect to our consumption loans, including the number of borrowers and investors and the total number of loans facilitated.  However, our current rate of growth may not continue at the same pace, or at all.  Our rapidly evolving business and, in particular, the relatively limited operating history of our consumption loan marketplace may not be an adequate basis for evaluating our business prospects and financial performance.  Any slowdown in our growth could adversely affect our prospects, results of operations and financial condition.

We have a limited operating history under our current business model, and we have encountered and will continue to encounter risks, uncertainties, expenses and difficulties as we continue to develop and expand our business, including:

•	navigating complex and evolving regulatory and competitive environments;
•	increasing the number of borrowers and investors utilizing our marketplace;
•	increasing the volume of loans facilitated through our marketplace and transaction fees received through our marketplace;
•	entering into new markets and introducing new loan and investment products;
•	continuing to revise and update the effectiveness, scale and speed of our marketplace’s proprietary credit assessment technology;
•	continuing to develop, maintain and scale our platform;
•	continuing to scale our technology infrastructure to support the growth of our platform and higher transaction volume;
•	effectively using human and technology resources;
•	effectively maintaining and scaling our financial and risk management controls and procedures;
•	managing the increased general administrative experience of a growing public company, including legal, accounting and other compliance expenses;

•	maintaining the security of our platform and the confidentiality of the information provided and utilized across platform; and
•	attracting, integrating and retaining qualified employees.

If we are not able to timely and effectively address these requirements, our business and results of operations may be harmed.

As the regulatory framework for our business continues to evolve, domestic and foreign governments may continue to propose and adopt new laws, regulations, notices or interpretive releases to regulate marketplace lending, including our online and mobile-based channels, which may negatively affect our business.

The marketplace lending industry in China has historically been largely unregulated.  In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which provide regulatory principles for Internet financing businesses, including those in the online marketplace lending industry.  In August 2016, the CBRC and other regulators collectively announced the Interim Measures, which proposed the implementation of new requirements including, among others, filing, reporting, fund depository, risk and information disclosure, loan management and the permitted business scope for participants in the online marketplace lending industry.  In November 2016, the CBRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance to the Administration of Filing and Registration of Online Lending Intermediaries, or the Guidance of Administration, which provides general filing rules for online lending intermediaries, and authorizes local financial regulators to make detailed implementation rules regarding filing procedures according to their local practices.  In 2017, certain local financial regulators published the implementation rules or consultation drafts, which specified the local filing requirements. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to the Marketplace Lending Industry.”  In February 2017, the CBRC released the Guidance to regulate funds depositories for online lending intermediaries, which defines several obligations and responsibilities of online lending intermediaries and commercial banks involved in the online funds depository business.  See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Related to the Marketplace Lending Industry.”  Nevertheless, it is uncertain as to how the Interim Measures will be further interpreted and implemented.  In August 2017, the CBRC released the Guidance to regulate information disclosure of online lending intermediaries, which defines several principles, obligations and responsibilities of online lending intermediaries. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to the Marketplace Lending Industry.”  In December 2017, the Office of the Leading Group on Special Rectification of Risks in Internet Finance and the National Rectification Office jointly released Circular 141, and the National Rectification Office released Circular 57. Circular 141 and Circular 57 specified requirements for online lending intermediaries, however there exists uncertainty regarding the timing for required online intermediary filings required under Circular 57.  Since 2017, local regulators have been conducting thorough investigations and inspections of online lending intermediaries, including us, and require a rectification if non-compliance is discovered.  In addition, the local regulators have also issued detailed checklists of guidelines or instructions, which reflect the local implementation practices.  See “Item 3. Key Information—D. Risk Factors—Some aspects of our operations need to be modified to comply with existing and future requirements set forth by the CBRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.”  After submitting the filing application, local regulators will conduct comprehensive investigations and inspections of us.  Upon completing their investigations and inspections,  satisfaction with our compliance or rectifications is one of the conditions for online lending intermediary filing.  To the extent that we are not able to fully comply with these regulations or if any new regulations or interpretation of existing regulations differing from our expectations are promulgated or released, we may be materially and adversely affected.  And there exists uncertainty regarding the timing for required online lending intermediary filing required under Circular 57. We are unable to predict with certainty the impact, if any, that future legislation, judicial precedents, or regulations relating to the marketplace lending industry will have on our business, financial condition and results of operations.  Furthermore, the increasing growth in popularity of marketplace lending and borrowing increases the likelihood that the PRC government will seek to further regulate the marketplace lending industry.

In addition, the regulatory framework for Internet commerce, including online marketplaces such as our marketplace, with respect to our marketplace’s online and mobile-based channels, is evolving, and it is possible that new laws and regulations will be adopted domestically and internationally, or existing laws and regulations may be interpreted in new ways, which, along with possible changes needed to fully comply with any newly released regulation, could affect the operation of our marketplace and the way in which we interact with borrowers and investors.  The cost to comply with such laws or regulations would increase our operating expenses, and we may be unable to pass those costs on to borrowers and investors in the form of increased fees.  In addition, governmental or regulatory agencies may decide to impose taxes on services provided over the Internet or by online marketplaces.  These taxes could discourage the use of our marketplace, which would adversely affect the viability of our business.

Changes in PRC regulations relating to interest and fee rates for marketplace and micro-credit lending could have a material adverse effect on our business.

The interest rate permitted to be charged on loans facilitated by our marketplace is subject to limitations set forth in the Provisions of the Supreme People’s Court on Application of Laws to the Hearing of Private Lending Cases, or the Provisions on Private Lending Cases, which provide that (i) when the interest rate agreed between the borrower and investor does not exceed an annual interest rate of 24%, the People’s Court will uphold the interest rate charged by the investor, and (ii) when the interest rate agreed between the borrower and investor exceeds an annual interest rate of 36%, the portion in excess of 36% is void and the People’s Court will uphold the borrower’s claim for return of the excess portion to the borrower.  For loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the investor, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely not enforce the borrower’s demand for the return of such interest payment.

In August 2017, the Supreme People’s Court promulgated the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, or Circular 22, which provides that (i) PRC courts shall uphold borrower claims to adjust or reduce the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender in excess of an annual interest rate of 24%, and (ii) in the context of online finance disputes, if the online lending intermediary platforms and the lenders circumvent the upper limit of the judicially protected interest rate by charging intermediary fees, such fees shall be ruled as invalid.  Circular 141 further requires that borrowers’ aggregated borrowing costs charged by institutions in the form of interest and fees should be annualized and subject to the private lending interest rate limits set forth in the Provisions on Private Lending Cases issued by the Supreme People’s Court.  We charge borrowers on our platform reasonable transaction fees, and the transaction fees we charge are recognized as our revenue. Historically, borrowers’ aggregate borrowing costs (including aggregate interest fees, transaction fees and other costs incurred by borrowers) exceeded 36%. Starting December 2017, we decreased our transaction and interest fees so as to ensure that borrowers’ aggregate borrowing costs on our platform are less than 36%. In response to these changes to our platform, lender and borrower behavior may change and our business, financial condition and results of operations would be materially and adversely affected.

Further, the PRC regulations prohibit the deduction of interest from a loan principal in advance.  No interest is collected in advance for any of the loans on our platform.  Although no transaction fees are deducted from loan principal on our platform, we currently charge borrowers of lifestyle loans by deducting an transaction fee from each such borrower’s depository bank account in its own name after the loan principal has been transferred into such account, and then the funds, net of the transaction fees, are released to the borrower’s bank account from such depository bank account.  We do not think such arrangement should be regarded as not in compliance with current regulations, but we cannot assure you that the PRC courts will hold the same view as ours, and parts or all of the transaction fees we collect from borrowers of lifestyle loans may not be upheld by the PRC courts.  The regulatory authorities may also hold the view that the current deduction arrangement will not comply with current regulations, and we may need to adjust our arrangement accordingly.   Under both circumstances, our results of operations and financial condition would be materially and adversely affected.

In addition, our subsidiary, Haidong CRF Micro-credit Co., Ltd., or Haidong, is subject to regulations applicable to micro-credit companies incorporated in Qinghai Province, which are set forth by the Finance Office of Qinghai Province.  These regulations provide that:  (i) if loans use a micro-credit company’s own capital, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than four times the PBOC benchmark interest rate; and (ii) if loans use capital derived from certain financial institutions, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than three times the PBOC benchmark interest rate.

The loans facilitated by our marketplace and by Haidong will be subject to the aforementioned interest rate and fee restrictions, which could affect our ability to facilitate loans to certain segments of our target market, and may have a material adverse effect on our business.

Some aspects of our operations need to be modified to comply with existing and future requirements set forth by the CBRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.

In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which identified the CBRC as the supervisory regulator for the online lending industry.  According to the Guidelines, online marketplace lending platforms may only serve as intermediaries to provide information services to borrowers and investors, and may not provide credit enhancement services or illegally conduct fundraising.  The Guidelines also outlined certain regulatory propositions, which would require Internet finance companies, including online marketplace lending platforms, to (i) use banking financial institutions’ depository accounts to hold lending capital, and engage an independent auditor to audit such accounts and publish audit results to customers; (ii) improve the disclosure of operational and financial information, provide sufficient risk disclosure, and set up thresholds for qualified investors to provide better protections to investors; (iii) enhance online security management to protect customers’ personal and transactional information; and (iv) take measures against anti-money laundering and other financial crimes.

In August 2016, the CBRC and other regulators collectively announced the publication of the Interim Measures. The Interim Measures provide for a twelve-month transition period, although in practice, regulators have extended the period by which online lending intermediaries shall have rectified their non-compliance.  Apart from what had already been emphasized in the Guidelines and other previously released principles, the Interim Measures also include:  (i) general principles; (ii) filing administration; (iii) business rules and risk management guidelines; (iv) protection measures for investors and borrowers; (v) rules on information disclosure; (vi) supervision and administrative mechanisms; and (vii) legal liabilities.  See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to the Marketplace Lending Industry.”

In November 2016, the CBRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance of Administration, which provides the general filing rules for online lending intermediaries and delegates the filing authority to the local financial authorities.  See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Related to the Marketplace Lending Industry.”  Since 2017, local financial regulators have been conducting investigations on the online lending intermediaries, and if we failed to be in full compliance with any regulations, we may be required to rectify mistakes within a certain period as stipulated in the rectification order of local financial regulators.  After submitting the filing application, local regulators will conduct comprehensive investigations and inspections of us.  Upon completion of their investigations and inspections, satisfaction with our compliance or rectifications is one of the conditions for online lending intermediary filing. In addition, Circular 141 and Circular 57 specified requirements for online lending intermediaries, however there exists uncertainty regarding the timing for required online intermediary filings required under Circular 57.

In February 2017, the CBRC released the Guidance to regulate funds depositories for online lending intermediaries, which defines several obligations and responsibilities of online lending intermediaries and commercial banks involved in the online funds depository business.  See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Related to the Marketplace Lending Industry.”  To the extent our current arrangements with commercial banks are deemed to be not-compliant with any of the Guidance’s requirements, we may need to adjust our operations within the six-month grace period, and as a result, our business may be materially and adversely impacted. See “—Risks Related to Our Business and Industry—If we are unable to maintain relationships with our third-party service providers, our business will suffer.”

In April 2017, the Office of the Leading Group on Special Rectification of Risks in Online Lending, or the National Rectification Office, which is the nationwide regulator for the administration and supervision of Internet finance and online lending, issued an Notice on the Conduct of Check and Rectification of Cash Loan Business Activities and a supplementary notice, or the Notice on Cash Loan.  The Notice on Cash Loan prohibits online lending intermediaries from conducting cash loan businesses with the following features:  conducting maliciously fraudulent activities, offering loans with extortionate interest rates or using violence in loan collections.  Our consumption loan business does not have any of the prohibited features set forth in the Notice on Cash Loan.  However, the Notice on Cash Loan and other relevant regulations have not explicitly stipulated the definition of cash loan, and the interpretation and application of laws and regulations promulgated in the Notice on Cash Loan is not entirely clear.  If changes to our consumption loan business are required in order for us to comply with any future rules or regulations, a material change to our business model may be required and our business may be materially and adversely impacted.

In December 2017, the Office of the Leading Group on Special Rectification of Risks in Internet Finance and the National Rectification Office jointly released Circular 141, and the National Rectification Office released Circular 57. Circular 141 and Circular 57 specified requirements for online lending intermediaries, however there exists uncertainty regarding the timing for required online intermediary filings required under Circular 57. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to the Marketplace Lending Industry.”

Beginning in 2017, local financial regulators started conducting onsite inspections of online lending intermediaries, including us, and issued notices to rectify certain practices.  Following these onsite inspections, the local financial regulator issued a Notice of Special Rectification regarding Internet Finance in July 2017, or the Notice, which requires us to modify certain aspects of our operations.  The Notice requires us to:  (i) ensure that its services and business are compliant with the Interim Measures; (ii) make further adjustments in accordance with the Guidance; and (iii) ensure that each lender and borrower has entered into a one-to-one electronic loan agreement on our online lending platform.  In response requests from and communications with local financial regulators, we have taken several remediation measures.  The Notice also stated that our Safeguard Program did not comply with the restriction on provision of “credit enhancement service” under the Interim Measures.  In response to this, effective February 2018, we ceased operating and providing our Safeguard Program.  This change to our business could have an adverse impact on borrower and lender behavior, our business, financial condition and results of operations. To the extent our remediation measures are unable to fully satisfy the requests and requirements of the relevant regulatory authorities, we may be subject to further remediation requests, fines or sanctions or may not complete the online lending intermediary filing, which could result in a material adverse effect on our business.

In addition, some other elements of our marketplace may not currently be operating in full compliance with the Guidelines, the Interim Measures, the Guidance, Circular 141, Circular 57 and the other principles that have been announced in recent years.  For example, the Interim Measures provide upper limits on the loan balance of a single borrower.  While our business mainly involves lending small amounts to a large number of borrowers, we still may not be in full compliance with the upper limits set forth in the Interim Measures because we may need to rely on the information provided by borrowers to determine whether their lending amounts from all intermediaries have reached the upper limits, and the information they provide us may contain misrepresentations or omissions or otherwise be unreliable.  See “—Risks Related to Our Business and Industry—We rely on data from third parties and prospective borrowers for the successful operation of our platform, and this data may be inaccurate or may not accurately reflect the potential borrower’s creditworthiness, which may cause us to inaccurately price loans facilitated through our marketplace and cause our reputation to be harmed.”  Moreover, the Interim Measures require online lending intermediaries to file with the local financial regulators and to include serving as an Internet lending intermediary in their business scope.  We plan to make all requisite filings and changes to our business scope to the extent necessary when such filing procedures are clarified by the relevant authorities.  Although we do not anticipate any material difficulties in making the requisite filings or changing our business scope, any failure to do so may result in the violation of the Interim Measures.  In addition, the Interim Measures stipulate that online lending intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with online-lending regulations, via offline physical locations.  However, the Interim Measures do not clearly set forth the types of business process that are not permitted to operate through offline physical locations.  We have a network of offline facilities including six investor service centers, which focus on maintaining relationship with investors, and 109 data verification centers, which primarily serve the function of verifying data submitted by potential borrowers for loans with principal amounts greater than RMB6,000 (approximately US$922).  The functions carried out by these offline facilities may be deemed to go beyond the scope of business processes permitted to be carried out via offline physical locations by the Interim Measures.

Furthermore, the Interim Measures proposed requirements including with respect to certain prohibited activities, risk disclosure, borrower information disclosure and online dispute resolution, examination and verification functions, anti-fraud measures, risk education and training, information reporting, anti-money laundering, anti-terrorist financing, systems, facilities and technologies, service fees, electronic signatures, loan management, risk assessment, auditing and authentication, reporting obligations and information security.  To the extent that our business is deemed to be non-compliant with any of these requirements of the Interim Measures, we may need to make necessary adjustments to comply and, as a result, our business may be materially and adversely affected.

The regulatory framework and the governmental policies for the online marketplace lending industry in China is evolving and is likely to remain uncertain for the foreseeable future.  In this evolving regulatory environment, the PRC regulators may from time to time impose long-term or temporary requirements on online lending intermediaries.  For example, some online lending intermediaries in Shanghai have reportedly been prohibited from increasing their outstanding loan balances until their filing as an online lending intermediary is completed.  Although we have not yet received any official notice regarding the limitation on outstanding loan balances or other curb on our business scale, we have taken measures to maintain our outstanding loan balances at their current levels pending clarification from the regulator based on our communications with regulators.  While we may be able to mitigate the adverse effects from the limit on outstanding loan balances through our small-amount and short-term consumption loans, we may not be able to eliminate the adverse effects as the scale of our consumption loan business increases, in which case our business, operations and financial positions may be materially and adversely affected.  In addition, future regulatory requirements may be more difficult or costly for us to comply with and could materially and adversely affect our business, operations and financial position.

For a further description of the laws and regulations applicable to us, see “Item 4. Information on the Company— B. Business Overview—Regulation.”

We have incurred net losses in the past, and may incur them in the future.

We have incurred net losses in the past.  We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential borrowers, investors and partners and further enhance and develop the loan products available for investors and borrowers on our marketplace.  These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses.  See “—Risks Related to Our Business and Industry—Our use of customer acquisition incentives has resulted and may continue to result in substantial reductions in our revenues or have a negative impact on the growth of our revenues.”  Our “low and grow” strategy involves us initially offering smaller, shorter-term loans to borrowers and using our proprietary decisioning technology to selectively offer larger, longer-term loans to quality borrowers that exhibit good credit behavior, which generates high lifetime customer value.  To the extent we are unable to execute our “low and grow” strategy or if we are unable to generate increased fees on repeat borrowers, we may not achieve the net income we expect.  We may incur net losses and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

Our marketplace requires adequate funding from investors and access to adequate lending capital cannot be assured.

Our business involves the matching of borrowers and investors through our marketplace.  The growth and success of our future operations depend on the availability of adequate lending capital to meet borrower demand for loans on our marketplace.  A large portion of the lending capital for our platform is currently derived from affluent, high net worth, family office and institutional investors, but we have increased the amount derived from institutional investors in the recent past.  In order to maintain the requisite level of funding for the loans facilitated on our marketplace to meet borrower demand, we will need to optimize the investor composition of our marketplace to include more investors generally and also a higher number of institutional investors, which usually invest larger amounts compared to individual investors.  In response to the Notice, beginning in February 2018 we ceased operating and providing our Safeguard Program.  See “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Critical Accounting Policies—Safeguard Program.”  This change in our business could have an adverse impact on attracting and retaining investors to and on our platform. To the extent there is an insufficient number of investors, our marketplace will be unable to fulfill all of the loan requests.  In addition, if we offer lower first-time borrower incentives, investors on our marketplace may experience lower returns on their investments and potentially losses.  If adequate funds are not available to meet borrowers’ demand for loans when they arise, the volume of loans facilitated on our marketplace may be significantly impacted.  Also, to the extent that investors’ risk appetite changes, investors may choose to not invest in loans facilitated on our marketplace.  To the extent that it is necessary to obtain additional lending capital from investors, such lending capital may not be available to our marketplace on acceptable terms or at all.  If our marketplace is unable to provide potential borrowers with loans or fund the loans on a timely basis due to insufficient lending capital on our marketplace, we may experience a loss of market share or slower than expected growth, which would harm our business, financial condition and results of operations.

If our proprietary credit assessment technology is ineffective, our platform may be less attractive to potential borrowers and investors, our reputation may be harmed and our market share could decline.

Our ability to attract potential borrowers and investors to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a potential borrower’s credit profile and likelihood of default, and thus maintain low loss ratios for investors on our marketplace.  We utilize our proprietary credit assessment technology, which encompasses our predictive selection technology, credit scoring technology and automated decisioning technology, to assign each potential borrower and loan offered on our marketplace a score.  Our proprietary advanced credit assessment technology allows for the evaluation and analysis of a number of factors, including historical behavioral data, transactional data, social data, search and employment information, which may not effectively predict future loan losses.

We refine our proprietary credit assessment technology based on new data and changing macro and economic conditions.  To the extent the credit assessment technology we use to assess the creditworthiness of potential customers does not adequately identify potential risks, is ineffective or the data provided by potential borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans.  The types of errors could make our platform less attractive to potential investors as well as potential borrowers, damage our reputation in the market and result in a decline in our market share.

We rely on data from third parties and prospective borrowers for the successful operation of our platform, and this data may be inaccurate or may not accurately reflect the potential borrower’s creditworthiness, which may cause us to inaccurately price loans facilitated through our marketplace and cause our reputation to be harmed.

Our ability to review and select quality potential borrowers and attract investors depends on credit, identification, employment and other relevant information that we receive from prospective borrowers and third parties, including our data channel partners, PBOC credit reporting platforms, credit bureaus, data vendors and social media and consumer transaction companies.  In addition to traditional data points used to analyze potential borrowers’ creditworthiness, we also rely on other behavioral data, including online, social media, search, browsing and transactional data.

Unlike many developed countries, China does not have a well-developed centralized credit reporting system nor is there widespread information sharing among consumer finance companies’ marketplaces.  Although we take steps to verify potential borrower data and identities as described elsewhere in this annual report, the potential borrower information may nevertheless be inaccurate or incomplete.  For example, for borrowers having a bank account, we rely on banks’ verification of identity.  In addition, we may not accurately identify potential borrowers who have already borrowed elsewhere, which may affect their ability to repay or otherwise cause us to violate the maximum lending limits under applicable PRC laws.  See “Item 4. Information on the Company— B. Business Overview—Regulation.”  Moreover, investors do not, and will not, have access to financial statements of potential borrowers or to other detailed financial information about potential borrowers.  Rather, investors rely on our technology to assign differentiated credit score and corresponding grades to potential borrowers in order to assess the creditworthiness of a potential borrower.

We use credit and other information about prospective borrowers to assign credit scores and corresponding grades to potential borrowers based on our proprietary advanced credit assessment technology.  If this information becomes unavailable or becomes more expensive to access, it could cause us to have to seek alternative sources of information or increase our costs.  If investors invest in loans through our marketplace based on information supplied by potential borrowers and third-parties that is inaccurate, misleading or incomplete, those investors may not receive their expected returns or may lose their investments entirely and our reputation may be harmed.

While our credit score serves to predict the likelihood of a potential borrower being able to repay a loan by taking into consideration hundreds of variables, it may not reflect that potential borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate data, and we do not verify information obtained from third parties, other than as indicated elsewhere in this annual report.  Additionally, there is a risk that, following the date we obtain and review the information, a potential borrower may have:

•	become delinquent in the payment of an outstanding obligation;
•	defaulted on a pre-existing debt obligation;
•	taken on additional debt; or
•	sustained other adverse financial events.

Although we do not permit borrowers to have more than one loan facilitated on our platform outstanding at a time, borrowers on our marketplace are not restricted from incurring additional unsecured or secured debt, nor are they required to post collateral or be subject to any financial covenants during the term of the loan.  We currently cannot determine whether borrowers have outstanding loans through other consumer finance marketplaces at the time they obtain a loan from us.  This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other consumer finance marketplaces and vice versa.  If a borrower incurs additional debt before or after the date of the borrower’s loan, the additional debt may impair the ability of that borrower to make payments on his or her loan and the investor’s ability to receive the principal and interest payments that it expects to receive on the loan.  In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency, or bankruptcy of the borrower.  To the extent that a borrower has or incurs other indebtedness and cannot pay all of his or her indebtedness, the obligations under the unsecured loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to the investor.

If investors do not receive returns that are satisfactory to them, they may be deterred from lending on our marketplace and our reputation may be harmed.

Our use of customer acquisition incentives has resulted and may continue to result in substantial reductions in our revenues or have a negative impact on the growth of our revenues.

Most of the growth in the number of borrowers on our marketplace in 2015, 2016 and 2017 was attributable to an increase in the number of consumption loans facilitated by our marketplace.  While our gross billing grew by 102.0% from US$67.9 million in the year ended December 31, 2016  to US$137.2 million in the year ended December 31, 2017, our revenues only grew by 57.0% from US$55.9 in the year ended December 31, 2016 to US$87.7 for the year ended December 31, 2017, primary because of the substantial customer acquisition incentives we incurred.  Our customer acquisition cost for consumption loans, which primarily consists of customer acquisition incentives offered to investors of consumption loans for first-time consumption loan borrowers, was approximately US$17 per consumption loan borrower in 2016 and US$17 in 2017.  These customer acquisition incentives are used as a marketing tool to attract new investors in consumption loans, and also to mitigate potential investment losses from first-time borrowers of consumption loans, which generally have higher credit losses than repeat borrowers.  The customer acquisition incentives we pay to investors are made in advance of us being able to recoup the costs associated with these customer acquisition incentives, which recoupment typically requires borrowers to take out a number of subsequent loans or our platform, and are reflected in our financial statements as a reduction of revenue, as they are payments to our customers.  Any excess amount during the period shall be expensed.  Our revenues have been, and may in the future be, substantially reduced in some periods depending on the amount of customer acquisition incentives we have issued in such periods.  This has caused us to incur and may in the future cause us to incur net losses and we may be unable to maintain profitability on a quarterly or annual basis.  To the extent that we acquire a large amount of first-time borrowers or if we are unable to achieve increased borrowing volume for consumption loan borrowers on our platform, we may incur net losses.  For a further description of our customer acquisition incentives, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Statements of Operations Items—Customer Acquisition Incentives.”

Failure to maintain relationships with our partners or implement our strategy to develop new relationships with other potential partners could have a material adverse effect on our business and results of operations.

Our relationships with our partners are important to our future success, particularly with respect to our consumption loans and the data sources for our predictive selection, credit scoring and automated decisioning technologies.  However, our partners could choose to terminate their relationships with us or propose terms that we cannot accept.

One of our strategies is to continue to enter into new relationships with Internet companies, e-commerce platforms, online travel agencies, telecommunication service providers and payment service providers.  We intend to explore additional forms of relationships with our existing partners and pursue additional relationships with other potential strategic partners, such as social media companies, consumer transaction companies, banks, asset managers and insurance companies.  Identifying, negotiating and maintaining relationships with our partners requires significant time and resources as does integrating third-party data and services.  Our current agreements with our partners also do not prohibit them from working with our competitors or from offering competing services.  Our competitors may be effective in providing incentives to our partners to favor their products or services over ours, which could have the effect of reducing the volume of loans facilitated through our marketplace if our partners were to direct potential borrowers to other platforms or otherwise endorse our competitors’ products over ours.  Also, our partners may choose to offer a competing marketplace and become a competitor themselves.  In addition, these partners may not perform as expected under our agreements with them, the benefits to us may not be as favorable as we expect and we may have disagreements or disputes with such partners, any of which could adversely affect our brand and reputation as well as our business operations.  If we cannot successfully enter into and maintain effective relationships with partners, our business and results of operations may be adversely affected.

If delinquencies or defaults on loans facilitated through our marketplace increase, the return on investment for investors funding those loans would be adversely affected, which may cause existing or potential investors to choose not to invest on our marketplace.

An investor will receive payments on its investments only if the borrowers to which it is matched make timely payments on the corresponding loans.  The actual overall default rates as of December 31, 2015, 2016 and 2017 were 11.8%, 14.9% and 20.1%, respectively.  Investors face the risk that the borrowers on our platform will fail to repay their loans in full.  If borrowers do not make payments on a loan, the investor may not have its investment fully repaid under the terms of the investment.  Prior to February 2018, investors that subscribed to our Safeguard Program received payments from the Safeguard Program to the extent that sufficient funds remained in the Safeguard Program and a borrower failed to repay their loans in full.  However, in February 2018, in response to regulatory changes, we ceased providing and operating our Safeguard Program.  See “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Critical Accounting Policies—Safeguard Program.”  To the extent that the overall default rates on our platform increase, investors will experience a lower rate of return and our reputation may suffer and we may lose investor confidence, which could adversely affect investor participation on our marketplace.

If we are unable to maintain or increase the number of loans facilitated through our marketplace or if existing borrowers or investors do not continue to participate in our marketplace, our business and results of operations will be adversely affected.

We have experienced growth in the number of loans facilitated through our marketplace in recent periods, with the number of loans facilitated through our marketplace increasing from 4.6 million in 2015 to 6.0 million in 2016, and 22.3 million in 2017, and with loan volumes totaling US$740.7 million in 2015, US$1,062.0 million in 2016 and US$3,264.5 million in 2017.  Since we launched our marketplace’s consumption loans in November 2014, we have facilitated approximately 32.9 million loans to borrowers identified by our predictive selection technology.  Our “low and grow” strategy involves us initially offering smaller, shorter-term loans to borrowers and using our proprietary decisioning technology to selectively offer larger, longer-term loans to quality borrowers that exhibit good credit behavior, which generates high lifetime customer value.  To continue to grow our business, we must continue to increase loan originations through our marketplace by attracting a large number of new borrowers who meet our lending standards and new and existing investors interested in investing in these loans.  We must also continue to facilitate larger, longer-term loans to our existing borrowers as they demonstrate good credit behavior.

We have experienced a large number of inquiries from potential borrowers who do not meet the criteria for lifestyle loan approval.  If there are not a sufficient number of qualified loan applicants that meet our criteria, investors may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities.  Furthermore, we have offered significant customer acquisition incentives to investors in consumption loans to first-time borrowers.  If we cease offering those customer acquisition incentives or lower the amount of incentives we offer, our investors may decide to cease providing capital for lending on our marketplace.  For a further description of our customer acquisition incentives, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Statements of Operations Items—Customer Acquisition Incentives.” and “—Risks Related to Our Business and Industry—Our use of customer acquisition incentives has resulted and may continue to result in substantial reductions in our revenues or have a negative impact on the growth of our revenues.”  If there are insufficient investor commitments, borrowers may be unable to obtain lending capital for their loans and may stop using our marketplace for their borrowing needs and our business and results of operations will be adversely affected.

Fraudulent activity occurring on or through our marketplace could negatively impact our operating results, brand and reputation and cause the use of our marketplace’s loan products and services to decrease.

We are subject to the risk of fraudulent activity occurring on or through our marketplace, including but not limited to, borrowers fraudulently or illegally inducing investors to lend capital.  Although we take significant fraud prevention measures, our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud.  Furthermore, although we have not experienced any material business or reputational harm as a result of fraudulent activities on our marketplace in the past, high profile fraudulent activity or significant increases in fraudulent activity could lead to regulatory intervention, negatively impact our brand and reputation and loss of market share, and lead us to take additional steps to reduce fraud risk, which could increase our costs.

The personal data and other confidential information of borrowers, investors and partners that we collect or are provided access to may subject us to liabilities imposed by relevant governmental regulations or expose us to risks of cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

We receive, transmit and store a large volume of personally identifiable information and other confidential data from borrowers, investors and our partners.  There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data.  Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction.  This regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future.  In addition, there may be limits on the cross-border transmission of user data even to the extent that such transmission is within our company.  We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.  In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards.  Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices.  Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

In addition, the data we possess and the automated nature of our marketplace may make us an attractive target for and potentially vulnerable to, cyber attacks, computer viruses, physical or electronic break-ins or similar disruptions.  Furthermore, some of the data we possess is stored on our servers, which are hosted by third parties.  While we and our third-party hosting facilities have taken steps to protect confidential information to which we have access, our security measures may be breached in the future.  Any accidental or willful security breaches or other unauthorized access to our marketplace could cause confidential borrower, investor and partner information to be stolen and used for criminal purposes.  Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity.  If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, our relationships with borrowers, investors and partners could be severely damaged, and we could incur significant liability.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or implement adequate preventative measures.  In addition, the Administrative Measures for the Security of the International Network of Computer Information Network, effective on December 30, 1997 and amended on January 8, 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach.  Any security breach, whether actual or perceived, would harm our reputation, and could cause us to lose borrowers, investors and partners and adversely affect our business and results of operations.

If we are unable to maintain relationships with our third-party service providers, our business will suffer.

We rely on third-party service providers to operate various aspects of our business and marketplace.  For instance, we rely on our depository bank to provide fund depository services and third-party payment companies to serve as payment channels to ensure compliance with various laws and regulations, including anti-money laundering and anti-terrorism financing laws.  Most of our agreements with third-party service providers are non-exclusive and do not prohibit the third-party service provider from working with our competitors or from offering competing services.  Our third-party service providers could decide that working with us is not in their interests, could decide to enter into exclusive or more favorable relationships with our competitors or could themselves become our competitor.  Although we have changed third-party service providers in the past without difficulty, switching to new third-party service providers could cause temporary disruptions to our business.  In addition, our third-party service providers may not perform as expected under our agreements or we could in the future have disagreements or disputes with our third-party service providers, which could negatively impact our operations or threaten our relationships with our third-party service providers.

Third-party payment companies and depository banks in China, including a depository bank that takes deposits and transfers funds on our marketplace and the third-party payment company with which it works, are subject to oversight by the PBOC and must comply with complex rules and regulations, licensing and examination requirements, including, but not limited to, minimum registered capital, maintenance of payment business licenses, anti-money laundering regulations and management personnel requirements.  Some third-party payment companies have been required by the PBOC to suspend their credit card pre-authorization and payment services in certain areas of China.  Further, the depository banks are required to pass the exam and inspection held by the National Internet Finance Association of China, or NIFAC, as one of the conditions to provide depository services for online lending intermediaries.  If the third-party service providers that take deposits and transfer funds on, or serve as payment channels for, our marketplace were to suspend, limit or cease their operations, or if our relationships with our third-party service providers were to otherwise terminate, we would need to implement substantially similar arrangements with other third-party service providers.  Negative publicity about our or other third-party service providers or the industry in general may also adversely affect investors’ or borrowers’ confidence and trust in the use of third-party payment companies and depository banks to carry out the payment and depository functions in connection with the origination of loans on our marketplace.  If any of these were to happen, the operation of our platform could be materially impaired and our results of operations would suffer.

The recently published Guidelines to Promote the Healthy Growth of Internet Finance, or the Guidelines, require market lending platforms to use bank depository accounts to hold lending capital, which is further emphasized in the Interim Measures for the Administration of Business Activities of Online Lending Intermediaries, or the Interim Measures.  In addition, the Administrative Measures of Non-Bank Payments Institutions Network Payment Service, or the Administrative Measures, which became effective from July 1, 2016, prohibit payment institutions from opening payment accounts for institutions engaging in the lending business and also set ceilings for the maximum deposits permitted into an account opened with a third-party payment company.  In February 2017, the CBRC released the Guidance to the Operation of Depositing Online Lending Funds, or the Guidance.  The Guidance further specifies that qualified commercial banks may act as depositories to hold online lending funds, and that other banking financial institutions are not qualified to set up individual accounts or provide settlement and payment functions.  The Guidance also sets forth basic requirements for commercial banks, including maintaining separate accounts to hold online lending funds and private funds owned by online lending platforms and prohibits outsourcing or assigning such entities’ responsibilities for setting up capital accounts, dealing with transaction information, verifying trading passwords and various other services to third parties, provided, however, that certain cooperation regarding payment services with third-party payment companies is permitted in accordance with clarifications by the CBRC.  However, CBRC’s remarks regarding the Guidance are not entirely clear regarding the definition and scope of the term “certain cooperation regarding payment services.”  In addition, the Guidance imposes certain responsibilities on online lending intermediaries such as us, including requiring them to organize independent auditing on funds depository accounts of borrowers and investors.  The Guidance stipulated a 6-month grace period from the time of its announcement for online lending intermediaries to adjust their business models.  See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Related to the Marketplace Lending Industry.”  In December 2017, the NIFAC released two industry standards—the Depositing Online Lending Funds Business Standard and the Depositing Online Lending Funds System Standard—each of which provide detailed technical requirements for online lending businesses.  In December 2016, prior to the announcement of the Guidance, we entered into an agreement with Hengfeng Bank regarding the provision of funds depository services by Hengfeng Bank, and modified our operations to be in compliance with the Guidance.  In order to further bring us in compliance with requirements of the local financial regulator, in June 2017 we entered into a new fund depositary services agreement with Bank of Shanghai to act as our depository bank.  We terminated our relationship with Hengfeng Bank and transferred the funds depository services functions to Bank of Shanghai on December 1, 2017.

To the extent our current arrangements with Bank of Shanghai are deemed non-compliant with the Guidelines, the Administrative Measures, the Interim Measures, the Guidance or other regulations or if changes to these arrangements are required by future rules or regulations, a material change to our business model may be required and our business may be materially and adversely impacted.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including our operating revenue, expenses, number of loans and other key metrics, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful.  Accordingly, the results for any one quarter are not necessarily an indication of future performance.  Our quarterly financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business.  Fluctuation in quarterly results may adversely affect the price of our ADSs.  Factors that may cause fluctuations in our quarterly results include:

•	our ability to attract new investors and borrowers and maintain and strengthen relationships with existing borrowers and investors;
•	our ability to execute our “low and grow” strategy;
•	loan volumes, loan grades, loan product mix, fee rates and the channels through which the loans and corresponding borrowers or investors are sourced;
•

the amount and timing of the incurrence of operating expenses and customer acquisition incentives related to acquiring borrowers and/or investors and the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches;
•	general economic, industry and market conditions, particularly with respect to interest rates, consumer spending and levels of disposable income;
•

the terms of loans and the timing of loan offerings to potential borrowers, in particular for consumption loans, as we do not recognize transaction and service fees for consumption loans until those loans are repaid;

•	the availability of sufficient lending capital for our marketplace;

•	our emphasis on long-term growth of our platform instead of immediate profitability; and
•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired technologies or businesses, if any.

In addition, we experience some seasonality in demand for consumer loans, which is generally higher in the third and fourth quarters due to the timing of national holidays as well as consumer spending patterns.  While our rapid growth has somewhat masked this seasonality, our operating results could be affected by such seasonality in the future.

If we do not compete effectively in our target markets, our operating results could be harmed.

The PRC’s lending market is highly competitive and rapidly evolving.  We compete with financial products and companies that attract potential borrowers, investors or both.  With respect to borrowers, we primarily compete with other online marketplaces that facilitate consumer credits.  With respect to investors, we primarily compete with other lending marketplaces, micro-lending investment products providers, wealth management centers and traditional banks in China.

Some of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels.  Their business models may also ultimately prove more successful or more adaptable to new regulatory, technological and other developments.  Our current or potential competitors may also have longer operating histories, more extensive customer bases, more data and distribution channels, greater brand recognition and brand loyalty and broader customer and partnership relationships than we have.  For example, established Internet companies, including social media companies that possess large, existing customer bases, substantial financial resources and established distribution channels have entered and may continue to enter the market.  Our competitors may be better at developing new products, responding quickly to new technologies and undertaking more extensive marketing campaigns.  If we are unable to compete with such companies or meet the need for innovation in our industry, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenue or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business.

When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms common place in that market, which could adversely affect our market share or ability to exploit new market opportunities.  In addition, since the marketplace lending industry is a relatively recent development in China, potential investors and borrowers may not fully understand how our platform works and may not be able to fully appreciate the additional customer protections and features that we have invested in and adopted on our platform as compared to other marketplace lending platforms.  Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges.  Further, to the extent that our competitors are able to offer more attractive terms to our partners, such cooperation partners may choose to terminate their relationships with us.  All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

If negative publicity arises with respect to us, the marketplace lending industry or the Internet finance industry in general, our employees, our third-party service providers or our partners, our business and operating results could be adversely affected.

If negative publicity arises about the marketplace lending industry or the Internet finance industry in general in China or our company, including the quality, effectiveness and reliability of our marketplace, our proprietary advanced credit assessment technology, our ability to effectively manage and resolve borrower and investor complaints, privacy and security practices, litigation, regulatory challenges and the experience of borrowers and investors with our platform or services, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our business and operating results.  The PRC government has recently instituted general regulations and specific rules, including the Guidelines and Interim Measures, to develop a more transparent regulatory environment for the marketplace lending industry.  See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Related to the Marketplace Lending Industry.”  Many companies in China’s marketplace lending industry have not been fully compliant with these regulations, which has adversely impacted the reputation of China’s marketplace lending industry as a whole.  In addition, particularly in the last year, there have been an increasing number of business failures of, or accusations of fraud and unfair dealing against, companies in the marketplace lending industry in China.  Although the market exits of these companies may result in more healthy and stable development of the marketplace lending industry, to the extent borrowers or investors associate our company with these failed companies, they may be less willing to participate on our marketplace.  Harm to our reputation can also arise from many other sources, including employee misconduct, misconduct by our partners, outsourced service providers, including third-party payment companies, depository banks or other counterparties, failure by us, our partners or our outsourced services providers to meet minimum standards of service and quality, inadequate protection of borrower and investor information and compliance failures and claims.  Additionally, negative publicity with respect to our partners or service providers could also affect our business and operating results to the extent that we rely on these partners or if borrowers and investors associate our company with these partners.

If we are unable to increase the number of repeat borrowers on our platform, the credit quality, amount of transaction and service fees and overall profitability of our marketplace may be adversely affected.

Since inception, our marketplace has generally experienced an increase in repeat borrowing on our platform.  Repeat borrowing is fundamental to our “low and grow” strategy, through which we offer small, shorter-term loans to quality EMMAs, and use our proprietary decisioning technology to proactively offer larger, longer-term to borrowers that demonstrate good credit histories.  In addition, repeat borrowing generally contributes to a higher overall credit quality of borrowers on our marketplace as we only permit borrowers with positive repayment histories to become repeat borrowers.  Additional loans facilitated to repeat borrowers contribute to an increase in our transaction and service fees.  However, the growth in repeat borrowing rate may not immediately translate into profitability if we continue to pay large amounts of incentive payments as first-time consumption loan borrowers come onto our platform.  Repeat borrowing tends to result in increases in average loan size as borrowers progressively borrow loans with higher principal amounts in subsequent loans on our marketplace.  These repeat borrowers generally have higher credit quality than first-time borrowers on our marketplace.  As repeat borrowers borrow larger amounts of loans over time, we expect to generate cumulative fees exceeding our customer acquisition costs and increase our overall profitability.  While we expect the rate of repeat borrowing on our marketplace to continue to increase, if our repeat borrowing rate decreases in the future, if repeat borrowers do not borrow larger loans or if the repeat borrowing rate is not as high as our expectations, our overall profitability may be adversely affected.

Our business and operating results may be impacted by adverse economic and market conditions.

Many factors, including factors that are beyond our control, may have a detrimental impact on borrowers’ willingness to seek loans and investors’ ability and desire to lend, and consequentially have a negative effect on our business and results of operations.  These factors include general economic conditions, the general interest rate environment, unemployment rates, residential home values and the availability of other investment opportunities.  If any of these factors arise, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

There can be no assurance that economic conditions will remain favorable for our business or that demand for our loans will remain at current levels.  Reduced demand for, or increase in the default rate of, our loans would negatively impact our growth and revenue.  If an insufficient number of qualified individuals apply for our loans or our access to lending capital for loans on our platform decreases, our growth and revenue could decline.

Our success and future growth depend significantly on our marketing and brand promotion efforts, and if we are unable to attract new borrowers and investors to our marketplace, our business and financial results may be harmed.

We intend to continue to dedicate significant resources to our marketing and brand promotion efforts, particularly as we continue to grow our marketplace.  Our ability to attract quality potential borrowers and sufficient numbers of investors to our marketplace depends in large part on the success of our marketing efforts, the success of the marketing channels we use to promote our marketplace and the experiences of borrowers and investors on our marketplace.  Our marketing channels include social media, the traditional media, strategic relationships with key Internet companies, search engine optimization, search engine marketing, billboard and mail-to-web.  If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors on our marketplace.  In addition, we believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to retaining existing borrowers and investors and attracting new ones to our marketplace.  Our efforts to build our brand have required significant expenditures, and it is likely that our future marketing efforts will continue to require significant additional expenses.  Any failure to successfully promote our brand and develop a broader base of borrowers and investors could result in a loss of market share or slower growth, which would harm our business, financial condition and results of operations.

If new loan products and enhancements of our marketplace do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We incur expenses and expend resources upfront to develop, acquire and market new loan products and platform enhancements to our platform to incorporate additional features, improve functionality or otherwise make our platform more desirable to potential borrowers and investors.  New loan products or platform enhancements must achieve high levels of market acceptance.

Any new loan products and changes to our marketplace could fail to attain sufficient market acceptance for many reasons, including:

•	our failure to predict market demand accurately and launch loan products that meet this demand in a timely fashion;
•	borrowers and investors using our marketplace may not like, find useful or agree with any changes;
•	defects, errors or failures in our marketplace;
•	negative publicity about the loan products facilitated on our marketplace or our marketplace or its performance or effectiveness;
•	if the annual investment returns are lower than we and/or the investors expected;
•	delays in releasing to the market new loan products or marketplace enhancements; and
•	the introduction or anticipated introduction of competing products by our competitors.

If the new loan products facilitated on our marketplace or marketplace enhancements do not achieve adequate acceptance in the market, our competitive position, revenue and operating results could be harmed.  The adverse effect on our financial results may be particularly acute because of the significant development, marketing, sales and other expenses we will have incurred in connection with the new loan products or marketplace enhancements.

If the total addressable market for the loans facilitated by our marketplace is smaller than we believe it is, our revenue may be adversely affected and our business may suffer.

It is very difficult to estimate the total addressable market for the loans facilitated by our marketplace due to factors such as market demand, PRC regulations of the credit industry, competition, general economic conditions and the relatively short history of the marketplace lending industry in China.  We believe that our total addressable market of borrowers consists of EMMAs seeking unsecured affordable credit up to RMB100,000 (approximately US$15,370).  However, if there is less demand than we anticipate for the loans facilitated on our marketplace, it would significantly and negatively impact our business, financial condition and results of operations.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support our business.

As we continue to experience rapid growth, we believe our success depends on the efforts and talents of our employees, including software engineers, financial personnel and marketing professionals.  Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees.  Competition for highly skilled sales, technical and financial personnel is extremely intense.  We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure.  Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them.  If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect on our business.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

In addition to attracting and retaining highly skilled employees in general, our future performance depends, in part, on our ability to attract and retain key personnel, including our executive officers, senior management team and other key personnel, all of whom would be difficult to replace.  In particular, Dr. Zhengyu (Zane) Wang, our founder, chairman and chief executive officer, is critical to the management of our business and operations and the development of our strategic direction.  The loss of the services of Dr. Wang, our other executive officers or members of our senior management team, and the process to replace any of them, would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

From time to time we may evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired result.

We are evaluating and considering strategic transactions, combinations, acquisitions or alliances to enhance or complement our existing business or develop new loan products and services, although we do not have a specific target yet.  These transactions could be material to our financial condition and results of operations if consummated.  If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate the transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Any acquisition or alliance will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
•	difficulties in retaining, training, motivating and integrating key personnel;
•	diversion of management’s time and resources from our normal daily operations;
•	difficulties in successfully incorporating licensed or acquired technology and rights into our platform;
•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•	regulatory risks; and
•

liability for activities of the acquired business before the acquisition, including patent, copyright and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities.

We may not make any acquisitions or consummate any alliances, or any future acquisitions or alliances may not be successful, may not benefit our business strategy, may not generate sufficient revenue to offset the associated costs or may not otherwise result in the intended benefits.  In addition, we cannot assure you that any future acquisition of, or alliance with respect to, new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

High interest rates could negatively affect our ability to attract investors and borrowers to our marketplace.

A high interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce the number of loans facilitated on our platform, which may adversely affect our business.  Therefore, our business could be adversely affected by potential interest rate increases in China.

Limited liquidity for loans facilitated through our marketplace may make these investments less attractive to investors.

A limited trading market currently exists for the loans facilitated on our marketplace.  After the lapse of the contractually agreed lending deadline, investors are permitted to transfer their loans to other investors in any manner they deem appropriate.  Investors can seek suitable transferees through their own means or they may request our assistance in transferring a loan.  If the investor chooses to use our assistance in identifying a transferee, we will recommend the investor’s loans to other investors on our marketplace according to such other investors’ specific risk appetites.  To the extent that an investor is not able to transfer a loan for adequate consideration in a timely manner or at all, the investor may be discouraged from investing on our marketplace in the future.

Any significant disruption in service on our, our third-party service providers’ or our partners’ computer systems, including events beyond our control, could prevent or delay the processing or posting of payments on loans, reduce the attractiveness of our marketplace and result in a loss of borrowers or investors.

A significant natural disaster, such as a fire, power outage, flood or other catastrophic event, or interruptions by strikes, terrorism or other man-made problems, could have a material adverse effect on our business, operating results and financial condition.  Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our data centers, data verification centers, investor service centers or the data centers of our third-party service providers or our partners could result in lengthy interruptions in our services.  In addition, acts of strikes, terrorism and other geo-political unrest or hacking could cause disruptions in our business and lead to interruptions, delays or loss of critical data.  Our operations also rely on the performance of the Internet infrastructure and fixed telecommunication networks in China.  All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.  Although this program is functional, we do not currently serve network traffic equally from each data center.  If our primary data center shuts down, there will be a period of time that our loan products or services, or certain of our loan products or services, will remain inaccessible to the borrowers and investors on our marketplace, such borrowers and investors may experience severe issues accessing the loan products and services.

In the event of an outage or physical data loss on our marketplace or the systems of our third-party service provider depositing or transferring funds on, or third-party payment channels for, our marketplace or partners, such third-party service provider’s or our partners’ ability to cooperate with us could be materially and adversely affected.  The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to attract new and retain existing borrowers and investors to our marketplace.  Much of our system hardware is hosted in facilities located in Shanghai and Shenzhen that are partially owned by us and operated by our third-party vendors.  Our operations depend on such vendors’ ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events.  If there is a lapse of service or damage to our system hardware, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with borrowers and investors on our marketplace and our reputation.  Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.  We do not currently maintain business interruption insurance to compensate us for potentially significant losses, including potential harm to our business that may result from interruptions in our ability to facilitate the loan products and services.  Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage.  These factors could prevent us from processing or posting payments on the loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and investors to abandon our marketplace, any of which could adversely affect our business, financial condition and results of operations.

Our marketplace and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our marketplace and internal systems rely on software licensed from third parties that is highly technical and complex.  To the extent that such third parties also license the software or parts of the software, we rely on such third parties to maintain their licensing rights.  In addition, our marketplace and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data.  The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs.  Some errors may only be discovered after the code has been used in our operations.  Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and investors, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property.  Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business and financial results.

Misconduct and errors by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers.  Our business depends on our employees and third-party service providers to process a large number of increasingly complex transactions, including loan transactions that involve the use and disclosure of personal and business information.  We could be materially adversely affected if personal and business information was disclosed to unintended recipients or an operational breakdown or failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems.  Also, we could be materially adversely affected if our employees or third-party service providers absconded with our proprietary data or used our know-how to compete with us.  In addition, the manner in which we store and use certain personal information and interact with borrowers and investors is governed by various laws.  If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties or suffer reputational damage.  We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability or suffer reputational damage.  It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses.  Although employees have left our company in the past and violated the non-compete and non-solicitation clauses in their employment agreements with little impact on our business, future violations of these clauses could have a material adverse effect on our business.  Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and investors, inability to attract future borrowers and investors, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Any failure to protect our own intellectual property rights could impair our brand, negatively impact our business or both.

Our success and ability to compete also depend in part on protecting our own intellectual property.  We rely on a combination of copyright, trade secret, trademark and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property.  However, the steps we take to protect our intellectual property rights may be inadequate.  Third parties may seek to challenge, invalidate or circumvent our copyright, trade secret, trademark and other rights or applications for any of the foregoing.  In order to protect our intellectual property rights, we may be required to spend significant resources.  Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management.  Our failure to secure, protect and enforce our intellectual property rights could seriously adversely affect our brand and adversely impact our business.

We may be sued by third parties for alleged infringement of their proprietary rights, which could harm our business.

Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry.  From time to time, third parties may claim that we are infringing on their intellectual property rights.  We may, however, be unaware of the intellectual property rights that others may claim cover some or all of our applications, technology or services.  Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, restrict us from conducting our business or require that we comply with other unfavorable terms.  We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly.  Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management from our business operations.

Some aspects of our digital operations include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some aspects of our digital operations include software covered by open source licenses.  The terms of various open source licenses have not been interpreted by PRC courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our online and mobile-based channels.  If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies if required so by the license, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products.  In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software.  Many of the risks associated with use of open source software cannot be eliminated, and could adversely affect our business.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we may need additional cash resources in the future if we experience changes in business conditions or other developments.  We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.  If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities.  The issuance and sale of additional equity would result in further dilution to our shareholders.  The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.  We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may incur substantial debt in the future, which may adversely affect our financial condition and negatively impact our operations.

Although we have not incurred substantial debt to date, we may decide to do so in the future.  The incurrence of debt could have a variety of negative effects, including:

•	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;
•

acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;
•

diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

•	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

Because some borrowers and investors may come to our marketplace from referrals of third parties, it is possible that an unsatisfied borrower or investor could make a claim against us based on the content of any information provided by these third parties that could result in claims that are costly to defend and distracting to management.

Some borrowers and investors may come to our marketplace after reviewing information provided by a third party.  We do not review, approve or adopt any information provided by third parties website and, while we do not believe we would have liability for such information, it is possible that an unsatisfied borrower or investor could bring claims against us based on such information.  Such claims could be costly and time-consuming to defend and would distract management’s attention from the operation of our business and create negative publicity, which could affect our reputation.

If we fail to implement and maintain an effective system of internal controls or fail to adequately remediate prior material weaknesses in our internal control that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws, including the Sarbanes-Oxley Act of 2002.  Section 404 of this Act requires that we include a report of management on our internal control over financial reporting in our next annual report.  In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.  Our management may conclude that our internal control over financial reporting is not effective.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.  We may be unable to timely complete our evaluation testing and any required remediation.

Prior to our IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures.  In preparing our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting, as defined in the standards established by the

Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies.  The three material weaknesses identified related to: i) a lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; ii) a lack of sufficient documented financial closing policies and procedures; and (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accouting implications of, significant and non-routine payment transactions. Following the identification of the material weaknesses and control deficiencies, we have continuously taken remedial measures.  While we believe that we have remediated some aspects of the material weaknesses identified, the material weakness still existed for the fiscal year ended December 31, 2017.  As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.  We cannot be certain in future periods that one or more material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified.  If we fail to maintain the adequacy of our internal controls, including any failure to implement or difficulty in implementing required new or improved controls, our business and results of operations could be harmed, the results of operations we report could be subject to adjustments, we could incur further remediation costs, we could fail to be able to provide reasonable assurance as to our financial results or the effectiveness of our internal controls or meet our reporting obligations to the SEC and third parties (including lenders under our financing arrangements) on a timely basis and there could be a material adverse effect on the price of our ADSs.

Certain data and information in this annual report were obtained from third-party sources and were not independently verified by us.

This annual report contains certain data and information that we obtained from various government and private entity publications.  Statistical data in these publications also include projections based on a number of assumptions.  The Chinese credit industry, and marketplace lending in particular, may not grow at the rate projected by market data, or at all.  Failure of this industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs.  In addition, the new and rapidly changing nature of the credit and marketplace lending industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry.  Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in such third-party publications and reports.  Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us.  In addition, these industry publications and reports generally indicate that the information contained therein was believed to be reliable, but do not guarantee the accuracy and completeness of such information.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity.  As we continue to develop the infrastructure of a public company and grow, we may find it difficult to maintain these valuable aspects of our corporate culture.  Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies.  Currently, we do not have any business liability or disruption insurance to cover our operations.  We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance.  Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we are required to pay U.S. taxes, the value of your investment in our company could be reduced.

If, (1) pursuant to a plan or a series of related transactions, a non-U.S. corporation, such as our company, acquires substantially all of the properties constituting a trade or business of a U.S. partnership (including any trade or business conducted by such partnership directly or through entities treated as transparent for U.S. federal income tax purposes), (2) after the acquisition, 80% or more of the stock, by vote or value, of the non-U.S. corporation, excluding stock issued in a public offering related to the acquisition, is owned by former partners of the U.S. partnership by reason of their ownership of the U.S. partnership and (3) the non-U.S. corporation and certain of its affiliates do not have substantial business activities in the country in which the non-U.S. corporation is organized, then the non-U.S. corporation will be considered a U.S. corporation for U.S. federal income tax purposes.  Prior to our conversion to a Cayman Islands company, we were a Delaware LLC treated as a partnership for U.S. federal income tax purposes.  We do not believe that the Delaware LLC was engaged in a trade or business, either directly or through entities treated as transparent for U.S. federal income tax purposes.  Based on our analysis of the facts related to our corporate restructuring (in particular, our conversion from a Delaware LLC to a Cayman Islands company), we do not believe that we should be treated as a U.S. corporation for U.S. federal income tax purposes.

However, as there is no direct authority on how the relevant rules of the Internal Revenue Code might apply to us, the Internal Revenue Service could reach a different conclusion and seek to treat us as a U.S. corporation for U.S. federal income tax purposes.  In addition, changes to the rules described above or the U.S. Treasury Regulations promulgated thereunder or other IRS guidance implementing such rules could adversely affect our status as a non-U.S. corporation for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application to us or our shareholders.

A finding that we owe additional U.S. taxes could significantly reduce the value of your investment in our company.  If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we would be subject to U.S. corporate income tax on our worldwide income, and the income of our non-U.S. subsidiaries would be subject to U.S. federal income tax when repatriated or when deemed repatriated under the U.S. federal income tax rules for controlled foreign corporations.  Additionally, we may be subject to significant penalties for the failure to file certain tax returns and reports.  Moreover, in such case, a non-U.S. shareholder would generally be subject to U.S. withholding tax on the gross amount of any dividends paid by us to such shareholder.  You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of ADSs or ordinary shares if we were to be treated as a U.S. corporation for U.S. federal income tax purposes.

We are required to obtain a value-added telecommunication business certificate and may be subject to foreign investment restrictions.

PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an Internet content provider, or ICP, certificate.  PRC regulations also impose sanctions for engaging in the operation of online data processing and transaction processing without having obtained an online data processing and transaction processing, or ODPTP, certificate (ICP and ODPTP are both sub-sets of value-added telecommunication business certificates).  These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites involved may be ordered to cease operation.  Nevertheless, the PRC regulatory authorities’ enforcement of such regulations in the context of marketplace lending platforms remains unclear.  The Interim Measures provide that online lending intermediaries must apply for value-added telecommunications business licenses in accordance with the relevant provisions of telecommunications authorities after filing with a local financial regulator.  However, PRC regulatory authorities to date have not explicitly stipulated whether the operator of a marketplace lending platform (including in the form of a website or mobile Internet application) is engaging in Internet information services requiring an ICP certificate or an ODPTP certificate.  If we could not obtain the required value-added telecommunication certificates pursuant to the relevant regulations, we may not be able to conduct online lending intermediaries’ services, but it is unclear under these regulations whether online lending intermediaries would be deemed to be engaged in a commercial information provider business or online data processing and transaction processing business or whether an ICP certificate or an ODPTP certificate is required.  To the extent that the PRC regulatory authorities require such value-added telecommunication certificate to be obtained or set forth rules that impose additional requirements, and we do not obtain such certificate or comply with such rules, we may be subject to the sanctions described above.  We plan to apply for filing immediately after the filing procedures are clarified by the relevant authorities, and apply for the corresponding value-added telecommunication business certificates after completing the filing, provided that the relevant telecommunication authority clarify which sub-set of telecommunication business certificates need to be obtained by marketplace lending platforms and how to apply for such certificate.

According to the Provisions on the Administration of Foreign-invested Telecommunication Enterprises, the ratio of investment by foreign investors in a foreign-invested telecommunication enterprise that engages in the operation of a value-added telecommunication business shall not exceed 50%.  Foreign investors are only permitted to invest up to 50% of the registered capital in a foreign-invested telecommunication enterprise that engages in the operation of commercial Internet information services or general online data processing and transaction processing services.

As an exception, the Circular of Ministry of Industry and Information Technology concerning Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (E-commerce), or Circular 196, which was promulgated on June 19, 2015, provides that foreign investors are permitted to invest up to 100% of the registered capital in a foreign-invested telecommunication enterprise engaging in the operation of online data processing and transaction processing (E-commerce).  While Circular 196 permits foreign ownership, in whole or in part, of online data processing and transaction processing businesses (E-commerce), a sub-set of value-added telecommunications services, there is still uncertainty regarding whether foreign investment restrictions may be applied to our business and industry.

Further, under either circumstance, the largest foreign investor in an e-commerce business will be required to have a satisfactory business track record and operational experience in the value-added telecommunication business.  If regulatory authorities were to treat marketplace lending businesses as Internet information services of a commercial nature, which is a form of a value-added telecommunication business, our platform may be subject to such foreign investment restrictions and we may be required to restructure our operations by establishing a joint venture with foreign capital equal to no more than 50% of its total capital or restructure as a domestic enterprise with no foreign capital through variable interest entities to obtain a telecommunication business certificate.  Any such restructuring may be costly and may involve interruptions to our business and expose us to other risks.  If we are unable to obtain the telecommunication business certificate in a timely fashion, our business may be materially and adversely affected.

We may be subject to risks if we have to restructure as a variable interest entity to obtain a telecommunication business license.

If we are required to establish a variable interest entity, or VIE, to serve as the operator of our marketplace lending platform, the PRC government including local financial regulators may determine that the contractual arrangements necessary to form and control the VIE, or the Contractual Arrangements, do not comply with PRC licensing, registration, policies, legal or regulatory requirements, or with requirements or policies that may be adopted in the future and we could be subject to severe penalties, material difficulties in making the requisite filings or registrations, or be forced to relinquish our interests in certain operations.  Accordingly, we cannot assure you that if any such Contractual Arrangements we may implement were to be challenged in a PRC court that these Contractual Arrangements would be enforced and upheld.

In January 2015, MOFCOM published a consultation draft of the Foreign Investment Law soliciting the public’s comments, or the Draft Foreign Investment Law, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise.  Under the Draft Foreign Investment Law, a VIE would be deemed to be a foreign-invested enterprise if it is ultimately “controlled” by foreign investors, and accordingly it would be subject to restrictions on foreign investments.  However, the Draft Foreign Investment Law does not address what actions will be taken with respect to the existing companies with structures similar to VIEs, whether or not these companies are controlled by Chinese parties.  It is uncertain when the draft will become law and whether the final version will differ from the draft.  If any Contractual Arrangements we may implement are found to be in violation of any existing or future PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or consolidated VIE, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated VIE, prohibiting our use of proceeds from our initial public offering, or IPO, to finance our business and operations in the PRC, and taking any other regulatory or enforcement actions that could be harmful to our business.  Any of these actions could cause significant disruption to our operations and adversely affect our business.  If any of these occurrences results in our inability to direct the activities of a consolidated VIE and/or our failure to receive economic benefits from a consolidated VIE, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

Furthermore, we may be required to conduct our telecommunication certificate-related business in China under Contractual Arrangements and generate our revenues through a VIE.  In such case, we would need to rely on the Contractual Arrangements that we implement for a portion of our PRC operations, which may not be as effective in providing us with control over such operations as we would have with direct ownership of such VIE.  Additionally, any failure by a VIE or its shareholders to perform its and their obligations under the Contractual Arrangements that we implement may have a material adverse effect on our business and our legal remedies under PRC law.

Moreover, the shareholders of a consolidated VIE that we implement may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.  The shareholders of a VIE may breach or refuse to renew the Contractual Arrangements with us that allow us to effectively control such VIE, and receive economic benefits from its operations.  There is a risk that they would not always act in the best interests of our company.  We may not have effective arrangements to address potential conflicts of interest between these individuals and our company.  We would rely on these individuals to abide by the contract laws of China and honor their contracts with us in order for us to effectively control the VIE and to receive the economic benefits deriving from our contracts with them.  If we are unable to resolve any conflicts of interest or disputes between us and the shareholders of a VIE or if the shareholders of the VIE breach our agreements with them, we would have to rely on legal proceedings, which may result in disruption to our business.  There is also substantial uncertainty as to the outcome of any such legal proceedings.  In addition, Contractual Arrangements in relation to a consolidated VIE may be subject to scrutiny by the PRC tax authorities, which may determine that we or the consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.  In the event of bankruptcy, dissolution or liquidation of a VIE, we may lose the ability to use certain assets held by the VIE that are material to our business.

The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising.

PRC laws and regulations prohibit persons and companies from raising funds through advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities.  Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the Administration for Industry and Commerce, or AIC, and other governmental authorities, and can lead to civil or criminal lawsuits.

To date, our marketplace has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising.  As advised by our PRC counsel, our marketplace does not violate the PRC laws and regulations prohibiting illegal fundraising because our marketplace only acts as a service provider in the facilitation of loans between borrowers and investors.  In this capacity, we do not raise funds or promise repayment of premium or interest obligations.  Nevertheless, considerable uncertainties exist with respect to the PBOC, AIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations.  While our agreements with investors require investors to guarantee the legality of all funds investors put on our marketplace, we do not verify the source of investors’ funds separately, and therefore, to the extent that investors’ funds are obtained through illegal fundraising, we may be negligently liable as a facilitator of illegal fundraising.  In addition, while our loan agreements contain provisions that require borrowers to use the proceeds for purposes listed in their loan applications, we do not monitor the borrowers’ use of funds on an on-going basis, and therefore, to the extent that borrowers use proceeds from the loans for illegal activities, we may be negligently liable as a facilitator of an illegal use.  Although we have designed and implemented procedures to identify and eliminate instances of fraudulent conduct on our marketplace, as the number of borrowers and investors on our platform increases, we may not be able to identify all fraudulent conduct that may violate illegal fundraising laws and regulations.

The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit unauthorized public offerings.

The PRC Securities Law stipulates that no organization or individual is permitted to issue securities for public offering without obtaining prior approval in accordance with the provisions of the law.  The following offerings are deemed the be public offerings under the PRC Securities Law:  (i) offering of securities to nonspecific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations.  Additionally, private offerings of securities shall not be carried out through advertising, open solicitation and disguised publicity campaigns.  If any transaction between one borrower and multiple investors on our marketplace is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected.

Changes in foreign exchange regulations may materially adversely affect our results of operations.

Our marketplace currently receives all of its lending capital from investors in RMB.  The PRC government regulates the conversion between RMB and foreign currencies.  Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions.  There can be no assurance that these PRC laws and regulations on foreign exchange transactions will not cast uncertainties on foreign investors’ ability to convert foreign currencies to RMB and provide lending capital for our marketplace.  While the adjustments related to foreign exchange transactions were relatively small in 2015, 2016 and 2017, the adjustments may be significant going forward if the RMB depreciates.  Changes in PRC foreign exchange policies might have a negative impact on our ability to attract foreign investors to our marketplace and could result in foreign investors choosing to provide their lending capital to our non-Chinese competitors, both of which would materially adversely affect our results of operations.

The micro-credit business in which our subsidiary, Haidong, operates is heavily regulated and any failure by us to adhere to the relevant laws, regulations or measures may have a significant impact on our business, results of operations and financial condition.

The micro-credit business of our subsidiary, Haidong, is heavily regulated by PRC laws and regulations, including requirements in respect of approvals and licensing, maintenance of minimum capital reserves, the maximum interest rates that can be charged, methods of fundraising and the amount permitted to be raised.  In addition, these laws and regulations are subject to change, which may impose significant costs or limitations on the way we conduct or expand our business, including the way in which we can charge fees.  There may be uncertainties regarding the interpretation and application of new laws and regulations and other governmental policies.  Moreover, as we develop new loan products, we may be subject to additional laws and regulations.  Any material breach of such laws and regulations, if not remedied, could have an adverse impact on our business, financial condition and results of operations.  To the extent laws and regulations change or we become subject to different laws and regulations, the way in which we operate the micro-credit portion of our business may be materially impacted, and we may not be able to adapt to the new regulatory environment on a timely basis.  Failure to comply with the applicable laws, regulations or measures may result in fines, restrictions on our activities or revocation of our licenses, which could have a significant impact on our micro-credit business.

Haidong obtained an approval of operation and business license from the relevant authorities in Qinghai Province in 2012, and will apply for the Microfinance Company Business Qualification Certificate pursuant to a new regulation issued in 2014 after the relevant authority in Qinghai Province begins to accept applications from microfinance companies.  We cannot assure you that we will be able to obtain such certificate.  Failure to obtain such certificate may have adverse effect on our micro-credit business.

The Several Opinions Regarding the Promotion of Healthy Development of Micro-credit Lending Companies, issued by the Qinghai Financial Office, require the balance of operating loans with terms less than six months that are issued by micro-lending companies to comprise at least 70% of the balance of all loans issued by such micro-lending company.  We may need to adjust our business model with respect to the ratio of loans with terms less than six months for Haidong’s operations to be in compliance with relevant requirements.  In addition, it is not clear whether Haidong’s facilitation of consumption loans across China through online platforms will be deemed to be a violation of current or future regulations and we may be required to adjust our business model for Haidong’s operations accordingly.

According to the Interim Measures for the Administration of Micro-credit Companies of Qinghai Province issued by the Finance Office of Qinghai Province, as amended, or the Interim Measures of Qinghai Province, the total aggregate shareholding of the largest shareholder and its affiliates in a micro-credit company in Qinghai Province may not exceed 40% of the registered capital of the micro-credit company.  Some other provinces in China do not impose limits on shareholding concentrations of micro-credit companies.  30% of Haidong’s shares are held directly by Shanghai CRF and 70% of Haidong’s shares are held by five individuals as nominees of Shanghai CRF through entrustment agreements.  Pursuant to these entrustment agreements, we are the sole beneficial owner of all of Haidong’s shares and have the ability to exercise all related shareholder’s rights, including the rights to receive distributions and dividends and exercise voting rights.  The relevant county government authority has issued a letter acknowledging its consent to such arrangement.  According to our PRC counsel, Fanda Partners, these entrustment agreements are legal, valid and enforceable.  As also advised by our PRC legal counsel, the local administrative authorities could change their position or impose more stringent requirements in the future, in which case we will make other arrangements to meet relevant requirements.

We also plan, independently or collectively with other third parties, to apply for the establishment of an online micro-credit company that would have the ability to lend directly to online micro-credit borrowers in China.  However, the likelihood and timing of the approval for the establishment of such online micro-credit company is uncertain.

Our payment management services may need to be modified to comply with future PRC laws and regulations regarding the debt collection industry in China.

In 2000, the State Economic and Trade Commission, the Ministry of Public Security and the State Administration for Industry and Commerce issued the Notice on Prohibition of All Types of Debt Collection Companies and Raids on Illegal Debt Collection Activities (GuoJingMaoZong He (2000) 568), or the Notice on Prohibition, which regulates the activities on debt collection companies, including the prohibition on the use of threats, intimidation, harassment or disclosure of private information in collection efforts.  While we believe that our payment management services team, which engages in collection efforts primarily by means of phone calls, is in compliance with the Notice on Prohibition, we may need to modify our payment management services in the future to comply with changes to debt collection regulations.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes.  Unlike common law legal systems, prior court decisions may be cited for reference but have limited precedential value.  The PRC legal system evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights.  However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems.  Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect.  As a result, we may not always be aware of any potential violation of these policies and rules.  Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

In January 2015, the Ministry of Commerce of the PRC, or MOFCOM, published a consultation draft of the Draft Foreign Investment Law.  If and when enacted, this would replace the existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, along with their implementation rules and ancillary regulations.  The draft Foreign Investment Law embodies an expected PRC regulatory trend of rationalizing the foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.  MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its timetable for enactment, interpretation and implementation.  If enacted as proposed, the Foreign Investment Law may materially impact our corporate governance practices and increase our compliance costs, for example, through the imposition of stringent ad hoc and periodic information reporting requirements.

Changes in economic and political policies of the PRC government may have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Our revenues are substantially sourced from China.  Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China.  Economic reforms begun in the late 1970s have resulted in significant economic growth.  However, any economic reform policies or measures in China may from time to time be modified or revised.  For instance, if interest rates are liberalized, our competition with traditional banks could be intensified.  China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.  While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors.  The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatment to particular industries or companies.  Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012.  Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China.  Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our ADS holders and shareholders and have a material adverse effect on our results of operations and the value of your investment.

While we currently do not generate revenue outside of China, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.  In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China.  Further to SAT Circular 82, in 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met:  (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board of directors and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

If the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, then we or any such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income.  In addition, we also would be subject to PRC enterprise income tax reporting obligations.

If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ADSs or ordinary shares and dividends distributed to our non-PRC shareholders may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty or similar arrangement), if such gains are deemed to be from sources within the PRC.  Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company existing under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements.  Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment.  Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise.  However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends.

In addition, the SAT promulgated the Circular on Comprehension and Recognition of “Beneficial Owner” under Tax Treaties, or SAT Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and that “substance over form” principles will be used to determine beneficial ownership for purposes of receiving tax treaty benefits.  For this purpose, a conduit company is a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. As a result, we will not be able to enjoy the 5% withholding tax rate with respect to any dividends or distributions made by our PRC subsidiaries to its parent company in Hong Kong if our Hong Kong subsidiary is regarded as a “conduit company.”  Furthermore, in current practice, a Hong Kong enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate.  As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to CRF China Holding Co. Limited, our Hong Kong subsidiary.

The PRC tax authorities’ heightened scrutiny over acquisition transactions may have a negative impact on our business operations or our acquisitions or the value of your investment in us.

The State Administration of Taxation has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises in 2009 with retroactive effect from January 1, 2008, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises in 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises in February 2015, or SAT Circular 7.  Pursuant to these rules and notices, if a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise, such non-PRC resident transferor must report to the tax authorities at the place where the PRC tax resident enterprise is located and is subject to a PRC withholding tax of up to 10%.  In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%.  SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose.  However, regardless of these factors, an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose and be taxable in the PRC:  (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential PRC tax on the direct transfer of those assets.  On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Circular 7 may not be subject to PRC tax.  The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties.

Under SAT Circular 7 and other PRC tax regulations, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor must act as withholding agents and are required to withhold the PRC tax from the transfer price.  If they fail to do so, the seller is required to report and pay the PRC tax to the PRC tax authorities. If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the seller.  In addition, the tax authority may also hold the withholding agents liable and impose a penalty of 50% to 300% of the unpaid tax on them.  The penalty imposed on the purchasers may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

We have conducted and may conduct acquisitions or restructurings which may be governed by the aforesaid tax regulations, as well as any possible future acquisition of us.  We cannot assure you that the PRC tax authorities will not, at their discretion, impose tax return filing obligations on us or our subsidiaries, require us or our subsidiaries to provide assistance to an investigation by PRC tax authorities with respect to these transactions or adjust any capital gains.  Any PRC tax imposed on a transfer of our shares, or equity interests in our PRC subsidiary or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on our results of operations.

Any limitation on the ability of our PRC subsidiaries to pay dividends or other distributions to us and repay their debts to creditors could limit our ability to distribute profits to our shareholders and fulfill our repayment obligations.

We are a holding company incorporated in the Cayman Islands, and we rely on dividends or other distributions paid by our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur, and to pay our operating expenses.  PRC regulations currently permit payments of dividends only out of accumulated profits, as determined in accordance with the accounting standards and regulations in China, which differ in many aspects from generally accepted accounting principles in other jurisdictions.  Our PRC subsidiaries are required to allocate certain percentages of any accumulated profits after tax each year to their statutory common reserve fund as required under the PRC Company Law until the aggregate accumulated statutory common reserve funds exceed fifty percent (50%) of its registered capital.  Such reserve funds cannot be distributed as cash dividends.  In addition, if our PRC subsidiaries incur debt on their own or enter into certain agreements in the future, the instruments governing the debt or such other agreements may restrict their ability to pay dividends or make other distributions to us.  Therefore, these restrictions on the availability and usage of our major source of funding may materially and adversely affect our ability to pay dividends to our shareholders and to service our debts.

Our PRC subsidiaries receive substantially all of their revenue in Renminbi, which is not freely convertible into other currencies.  As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

In response to the persistent capital outflow in China and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments.  For instance, on January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits.  The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put in place by SAFE for cross-border transactions falling under both the current account and the capital account.  Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Lenders, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex.  For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.  Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed.  In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Lenders, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors.  Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Lenders, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6.  Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns.  Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review.  If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review.  The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.  There is no explicit provision or official interpretation stating that the merger or acquisition of a company engaged in the marketplace lending business requires security review.

In the future, we may grow our business by acquiring complementary businesses.  Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions.  It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns.  However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents and PRC entities may limit our PRC subsidiaries’ abilities to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.  In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.  SAFE further enacted the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment effective from June 1, 2015, or SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified banks as required by SAFE Circular 37 and other related rules, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries.  Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have requested PRC residents whom we know hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules.  However, we cannot assure you that the registration will be duly and timely completed with the local SAFE branch or qualified banks.  In addition, we may not be informed of the identities of all of the PRC residents holding direct or indirect interests in our company.  As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations.  Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Besides, outbound investments by any PRC entities may require approvals, filings or registration procedures with NDRC, MOFCOM and SAFE, or their local counterparts, which may limit PRC entities’ ability to invest in us.

Failure to comply with PRC regulations regarding the registration requirements for foreign loans may subject us to fines and other legal or administrative sanctions.

Pursuant to the Provisional Measures on Administration of Foreign Loans promulgated on January 8, 2003, the Administrative Measures on Registration of Foreign Loans effective on May 13, 2014 and its operational guidelines (collectively, the “Foreign Loan Measures”), any domestic entities shall complete the SAFE registration within 15 business days after entering into a foreign loan contract.  Any domestic entity’s failure to register foreign loans with SAFE may subject such entity to registration requirements, warning and a penalty of not more than RMB300,000.  However, it is not clear whether a RMB loan borrowed from non-resident individual requires registration with SAFE.  We have borrowed a loan of the RMB equivalent of US$20,000,000 from Dr. Zhengyu (Zane) Wang who holds US citizenship.  To the extent that the registration of such loan with SAFE is required, any failure to do so may result in penalties on us.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007.  Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures.  Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants.  Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers.  In addition, the PRC agent is required to amend the SAFE registration with respect to our share incentive plans if there are any material changes to the share incentive plans, the PRC agent or the overseas entrusted institution or other material changes.  Also, Circular 37 stipulates that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE before they exercise the share options.  We and our PRC employees who have been granted share options will be subject to these regulations.  Failure of our PRC share option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our IPO to make loans to our PRC subsidiaries and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and their subsidiaries.  We may make loans or additional capital contributions to our PRC subsidiaries and their subsidiaries or we may establish new PRC subsidiaries or acquire offshore entities with business operations in China in an offshore transaction.  However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China.  Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to Qianhai Shouhang Guarantee (Shenzhen) Co., Ltd., Haidong, Shanghai CRF Financial Information Service Co., Ltd., or CRF Wealth Management Co., Ltd., which are PRC domestic companies.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45.  According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party.  Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.  Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice.  SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises.  Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties.  Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our IPO, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries.  If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our IPO and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things.  On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years.  Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band.  The PRC government subsequently allowed the RMB to appreciate slowly against the U.S. dollar again, although there also have been periods when it depreciated against the U.S. dollar.  For example, in August 2015, the RMB depreciated by more than 4% against the U.S. dollar.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.  In addition, there remains significant international pressure on the PRC government to substantially liberalize its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in RMB, whereas our reporting currency is the U.S. dollar.  Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars.  To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion.  Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities.  We presently lease around 165 premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities.  Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines or may require us to relocate our offices and incur the associated losses.  In addition, for part of our leased premises, the lessors have not provided us with their ownership certificate.  If there is a third-party claim with respect to ownership of the premises, our business may be affected.

In the event of failure to use the PRC state-owned lands in accordance with the approved use, PRC land administration authorities may order the lessor to return the land use right and may impose penalties on the lessor.  Additionally, under applicable PRC laws, construction companies are required to act in accordance with the applicable land use rights.  Lessors are required to obtain approval from administrative authorities prior to changing the approved usage of a particular plot of PRC state-owned land.  With respect to our PRC leased units, the actual use of certain leased units may not be entirely consistent with the approved uses for the corresponding land.  We may be ordered by the PRC land administration authorities to return the land use right under relevant lease contracts.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.  As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.  Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms (including our auditors).  The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or the CSRC.  The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the SEC for six months.  Thereafter, the accounting firms filed a Petition for Review of the Initial Decision, prompting the SEC Commissioners to review the Initial Decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

In February 2015, the Chinese affiliates of the “big four” accounting firms (including our auditors) each agreed to censure and pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies.  The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC.  If future document productions fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional measures (e.g., imposing penalties such as suspensions, restarting the administrative proceedings, etc.).

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting.  Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected.

If our independent registered public accounting firm were denied the ability to practice before the SEC, even temporarily, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act.  Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The future development of money laundering and anti-terrorism regulations in the PRC may increase our obligations to supervise and report transactions between borrowers and investors on our marketplace, thereby increasing our costs and exposing us to the risk of criminal or administrative sanctions.

PRC laws and regulations relating to money laundering and anti-terrorism have undergone considerable development over recent years.  The Guidelines and the Interim Measures require us to take effective measures to verify customer identities, monitor and report suspicious transactions and keep client information and transaction records safe.  We are also required to assist in investigations by judicial authorities and the public security bureau.  We currently rely primarily on the depository bank and third-party payment companies transferring funds on our marketplace to carry out anti-money laundering due diligence of our customers.  Current PRC laws stipulate specific obligations and steps that the banks and third-party payment companies should follow for anti-money laundering due diligence.  While the Guidelines and the Interim Measures do not stipulate explicit standards for our anti-money laundering obligations, any new requirement under money laundering laws to supervise and report transactions with our customers could have the effect of increasing our costs, and may expose us to potential criminal or administrative sanctions if we fail to comply.

In January 2016, the Standing Committee of the National People’s Congress announced the Anti-Terrorism Law of the People’s Republic of China, or the Anti-Terrorism Law.  According to this law, telecommunications operators and Internet service providers shall implement supervision systems for network security and information content as well as technical safety precautions in accordance with the relevant laws and administrative regulations to prevent the dissemination of information involving terrorism and extremism.  If such information is found, the corresponding data transmission will be immediately stopped, relevant records will be saved, relevant information will be deleted and a report shall be made to the public security organizations or related departments.  Furthermore, telecommunications, Internet, finance, accommodations, long-distance passenger transportation and motor vehicle leasing business operators and service providers shall check the identities of their customers.  No services are permitted to be provided to unidentified customers or those who refuse to comply with identification checks.  While we believe that we are in compliance with the Anti-Terrorism Law, to the extent that our operations are not in compliance, we may be exposed to potential criminal or administrative sanctions.

The PRC Labor Contract Law, any labor shortages, increased labor costs or other factors affecting our labor force may adversely affect our business, profitability and reputation.

We engage third-party employment agencies to provide contract workers to save costs.  On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch.  Under such law, the number of contract workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security.  Additionally, contract workers are only permitted to engage in temporary, auxiliary or substitute work.  According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers).  The Interim Provisions on Labor Dispatch require an employer not in compliance with the PRC Labor Contract Law in this regard to create a plan to reduce the number of its contract workers to below 10% of the total number of its employees prior to March 1, 2016.  In addition, an employer is not permitted to hire any new contract worker until the number of its contract workers has been reduced to below 10% of the total number of its employees.

As of the date of this annual report, none of our PRC operating entities exceed the 10% cap, however some contract workers are not engaged in temporary, auxiliary or substitute provisions.  While we expect to formulate and implement a plan to engage contract workers only in temporary, auxiliary or substitute positions, we cannot assure you that we will be able to locate replacements for our contract workers on a timely basis without incurring increased labor and administrative costs.

The application and interpretation of the new requirements under the amended Labor Contract Law are limited and uncertain.  If we are found to be in violation of the new rules regulating contract workers, we may be ordered by the labor authority to rectify the noncompliance by entering into written employment contracts with the contract workers.  Furthermore, our failure to rectify this issue within the time period specified by the labor authority, may result in us being subject to penalties ranging from RMB5,000 to RMB10,000 per contract worker.

We may be subject to penalties under relevant PRC laws and regulations due to failure to make full social security and housing fund contributions for some of our employees.

In the past, contributions by some of our PRC subsidiaries for some of their employees to the social security and housing funds may not have been in compliance with relevant PRC regulations.  Pursuant to the Regulation on the Administration of Housing Accumulation Funds, as amended in 2002, the relevant housing fund authority may order an enterprise to pay outstanding contributions within a prescribed time limit.  Pursuant to the PRC Social Insurance Law promulgated in 2010, the social security authority may order an enterprise to pay the outstanding contributions within a prescribed time limit, and may impose penalties if there is a failure to do so.  Although we have made what we believe to be sufficient accruals to address these risks, some of our PRC subsidiaries may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing funds.

Risks Related to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control.  For example, since our ADSs became listed on the NYSE on April 28, 2017, the trading price of our ADSs has ranged from US$3.93 to US$12.86 per ADS, and the last reported trading price on April 23, 2018 was US$4.30 per ADS.  This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States.  A number of Chinese companies have listed their securities on U.S. stock markets, and some of these companies have experienced significant volatility.  The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new products, services and expansions by us or our competitors;
•	announcements of changes to regulations;
•	changes in financial estimates by securities analysts;
•	detrimental adverse publicity about us, our services or our industry;
•	additions or departures of key personnel;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities.  If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations.  Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.  In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not continue to publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs is influenced by research or reports that industry or securities analysts publish about our business.  If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline.  If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.  In addition, failure to meet expectations driven by analyst research or reports, even aggressive research or reports, may cause the market price of our ADSs to decline.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline.  As of March 31, 2018, we had 58,571,281 Class A ordinary shares outstanding.  Among these shares, 27,527,297 Class A ordinary shares are in the form of ADSs.  All our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.  The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

Certain major holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares.  Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.  Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.  As a result, we do not expect to pay any cash dividends in the foreseeable future.  Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends.  Our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.  Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profits or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.  Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.  Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs.  There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs.  You may not realize a return on your investment in our ADSs and you may even lose your entire investment.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Based on the projected composition of our assets and income, we do not anticipate becoming a PFIC for our taxable year ending December 31, 2018.  While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income.  Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year).  Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2018 or any future taxable year. The determination of whether we will become a PFIC will depend, in part, on how, and how quickly, we use our liquid assets and the cash that was raised in our IPO.

If we were to be classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional information—E. Taxation—U.S. Federal Income Tax Considerations”) holds an ADS or an ordinary share, such U.S. Holder would generally be subject to reporting requirements and might incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the applicable U.S. federal income tax rules. Further, if we were to be classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.  You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we were to be classified as a PFIC. For more information see “Item 10. Additional information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our fourth amended and restated memorandum and articles of association contains provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions.  These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.  For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise.  Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult.  If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares.  Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share, subject to the limitations set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.  Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.  Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of ordinary shares, the Class B Holders own approximately 10.4% of our total issued and outstanding ordinary shares and 48.7% of the voting power of our outstanding shares as of March 31, 2018.  The Class B Holders have and will continue to have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company.  This concentrated voting interest will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company.  To the extent that they align together, their interests may differ from those of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this annual report, DLB CRF Holdings, LLC, Broadline Capital XI LLC and United Investment Holding Company Limited beneficially hold 18.3%, 5.4% and 6.0% of our share capital, respectively, on an as-converted basis.  In addition, our chairman and chief executive officer, Dr. Zhengyu (Zane) Wang, his brother, Gary Wang, and Andrew Mason, our director, are the Class B Holders and beneficially hold 6.0%, 3.4% and 1.7%, respectively, of our share capital on an as-converted basis, and hold 32.7%, 7.7% and 8.3%, respectively, of the voting interests of our company.  Accordingly, in instances when their interests are aligned and they vote together, these parties could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions, and would also have the power to prevent or cause a change in control.  In addition, without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders.  The interests of our directors, officers and principal shareholders could differ from the interests of our other shareholders.  The concentration in ownership and voting power of our ordinary shares in our directors, officers and principal shareholders may cause a material decline in the value of our ADSs.  For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands.  Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.  The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States.  In particular, the Cayman Islands has a less developed body of securities laws than the United States.  Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.  In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies.  Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders (other than our memorandum and articles of association and any special resolutions passed by our shareholders).  This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter.  However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.  For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States.  Substantially all of our current operations are conducted in China.  As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise.  Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.  However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies.  This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year.  In addition, we have published, and intend to continue to publish, our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE.  Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.  However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.  As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will only be able to direct the exercise of the voting rights attaching to the Class A ordinary shares which are represented by your ADSs in accordance with the provisions of the deposit agreement.  Under the deposit agreement, you must vote by giving voting instructions to the depositary.  Upon receipt of your voting instructions, the depositary will endeavor, insofar as practical and lawful to vote the Class A ordinary shares which are represented by your ADSs in accordance with your instructions.  You will not be able to directly exercise any right to vote with respect to the shares represented by your ADSs unless you withdraw the shares from the depositary.  Under our fourth amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 15 calendar days.  When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares represented by your ADSs to allow you to vote with respect to any specific resolution or matter to be considered and voted upon at such general meeting.  If we give notice to our shareholders of any general meeting, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you.  We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions.  Also, as a party to the deposit agreement, you waive your right to trial by jury in any legal proceedings arising out of the deposit agreement or the ADSs against us and/or the depositary.  This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares represented by your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give proper or timely voting instructions to the depositary, the depositary will give us a discretionary proxy to vote the Class A ordinary shares represented by your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;
•	we have instructed the depositary that we do not wish a discretionary proxy to be given;
•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or
•	we have informed the depositary that a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not give proper or timely voting instructions to the depositary as to how to vote at shareholders’ meetings, you cannot prevent the Class A ordinary shares represented by your ADSs from being voted, except under the circumstances described above.  This may make it more difficult for shareholders to influence the management of our company.  Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities which are represented by your ADSs, after deducting its fees and expenses.  You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent.  However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs.  For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration.  The depositary may also determine that it is not feasible to distribute certain property through the mail.  Additionally, the value of certain distributions may be less than the cost of mailing them.  In these cases, the depositary may determine not to distribute such property.  We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions.  We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs.  This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.  These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities.  Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act.  The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse.  We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective.  Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary.  However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties.  The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period.  The depositary may also close its books in emergencies, or on weekends and public holidays.  The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur significant costs as a result of being a publicly-traded company.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations of the NYSE.  Being subject to these rules and regulations results in legal, accounting and financial compliance costs, makes some activities more difficult, time-consuming and costly and can also place significant strain on our personnel, systems and resources.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

We were formed in Delaware on July 12, 2004 as China Risk Finance LLC.  Prior to that, we operated through our subsidiaries, Capital Financial Co., Ltd. and Shanghai Shouhang Business Management Co., Ltd. or Shanghai Shouhang, which were established in 1997 and 2002, respectively.  Substantially all of our business activities are undertaken by our wholly owned subsidiaries organized in China.  We began our credit analytics service provider business in 2001.  We developed our proprietary, advanced technology over the past 17 years, during which our founders and management team advised many of China’s largest banks in analyzing consumer credit to issue over one hundred million credit cards to consumers.  During this time, we believe that we were China’s leading credit analytics service provider, and provided a wide range of services to China’s credit market participants, including credit analytics, underwriting strategies, modeling, credit scoring, development of marketing channels, decisioning, processing and risk management services.  We provided these services to issuers of approximately 100 million credit cards, which represented approximately half of the active credit cards issued in China at that time.  As a result, our management team acquired intimate knowledge of China’s credit market, which they used in the development of our predictive selection, credit scoring and automated decisioning technologies to address China’s unique demographics.

We believe that due to our unparalleled experience as a credit analytics service provider in China, our marketplace is among the most sophisticated and advanced in China.

In 2005, we established our advisory board to provide guidance to and assist our management team.  Our advisory board currently consists of some of the most experienced innovators in the credit industry, including Nigel Morris, co-founder of Capital One, and Phillip Riese, former president of the consumer card group of American Express.  See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Advisor Biographies.”  Since the establishment of our advisory board, all of our advisors have held an equity stake in our company.  We report to and receive input from our advisory team on a regular basis.

In 2010, we capitalized on our 10 years of experience as a consumer credit service provider to form our marketplace lending platform to facilitate lifestyle loans.  Thereafter, we achieved the following milestones:

•	In 2012, we increased the scale of our operations through the implementation of a centralized sales management team and automated decisioning technology.
•	In 2013, Dr. Zhengyu (Zane) Wang drafted the first self-regulatory documents for the marketplace lending industry in China for the China Association of Microfinance.
•	In 2014, we were invited by the PBOC to be a founding member of the Chinese Internet Finance Association.
•	In November 2014, we launched our consumption loans using our predictive selection technology.
•	In December 2014, we established a technology development center in Mountain View, California, which has allowed us to stay at the forefront of emerging trends in big data and analytics.
•	In January 2015, we implemented variable pricing based on four years of statistically significant loan data for lifestyle loans.
•	In February 2015, our consumption loans achieved large-scale utilization.
•	In August 2015, we implemented variable pricing based on the data aggregated from three million consumption loans facilitated on our platform.
•	In October 2016, we reached a cumulative number of over one million borrowers.
•	In May 2017, we completed our IPO and listing of our ADSs on the NYSE.
•	In July 2017, we reached a cumulative number of 20 million loans facilitated.

On February 11, 2015, we formed CRF China Holding Co. Limited in Hong Kong as a wholly owned subsidiary of China Risk Finance LLC.  In October and November 2015, China Risk Finance LLC completed the transfer of its entire equity interests in China Risk Finance LL (China) Co., Ltd. and CRF Finance Lease Co., Ltd. to CRF China Holding Co. Limited and China Capital Financial LLC completed the transfer of its entire equity interests in Shanghai Shouhang to CRF China Holding Co. Limited.  Such transfers have all been approved by the appropriate governmental departments.

On May 6, 2015, we formed CRF China Limited in the British Virgin Islands as a wholly owned subsidiary of China Risk Finance LLC.

On August 18, 2015 China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation, and in conjunction therewith, our name was changed to China Rapid Finance Limited.  Following our registration in the Cayman Islands on August 18, 2015, our company continued for all purposes as if originally incorporated and registered as an exempted company under and subject to the Companies Law of the Cayman Islands, the provisions of which shall apply to our company and all persons and matters associated with us as if we had been so originally incorporated and registered.

In October 2015, China Risk Finance LL (China) Co., Ltd. changed its name to “Shanghai CRF Business Management Co., Ltd.”

On April 28, 2017, our ADSs commenced trading on the NYSE under the symbol “XRF.”  In May 2017, we completed our IPO in which we sold a total of 11,500,000 of our ADSs, each representing one Class A ordinary share.  Concurrent with the completion of the IPO, our preferred shares converted to ordinary shares such that our Series A preferred shares and Series B preferred shares converted into ordinary shares on a one-for-one basis and our Series C preferred shares each converted into 4.83 ordinary shares.  In addition, concurrent with the completion of the IPO, our ordinary shares were divided into two classes—Class A ordinary shares and Class B ordinary shares.  In connection with the IPO, we received net proceeds of $63,020,000, net of underwriting discounts and commissions associated with the offering paid or payable by us.

On March 26, 2018, CRF Technology Corporation, which was originally incorporated on November 18, 2016, was converted to a California limited liability company and changed its name to CRF Technology, LLC.

Our principal executive offices are located at 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, PRC.  Our telephone number at this address is +86-21-6032-5999.

B.	Business Overview

We operate one of China’s largest consumer lending marketplaces in terms of total number of loans, having facilitated approximately 33.1 million loans to approximately 4.3 million borrowers through December 31, 2017.  Our technology-driven marketplace facilitates loans between borrowers and sophisticated investors, providing borrowers accessible, affordable credit and offering investors attractive risk-adjusted returns.  According to the People’s Bank of China, or the PBOC, as of the end of 2015, there were approximately 500 million individuals with quality employment records but no credit history.  We refer to these individuals, who regularly use mobile devices, as EMMAs (Emerging Middle-class, Mobile Active consumers).  We believe EMMAs constitute one of the largest untapped consumer credit market opportunities in the world.

Our technology enables EMMAs to access affordable and flexible digital credit through mobile devices.  We operate a service model matching consumer borrowers with a diversified set of sophisticated investors.  We generate recurring fee revenue from borrowers and investors, including transaction and service fees for loans facilitated on our marketplace.  We do not bear credit risk for loans facilitated on our marketplace.

We acquire quality borrowers through multiple channels, including social networks, online travel agencies, e-commerce platforms and payment service providers.  Applying our predictive selection technology, we efficiently select prime and near-prime EMMAs and “white-list” them for our platform.  In 2017, 93.8% of all loan volume originated on our platform consisted of prime and near-prime borrowers, whose creditworthiness is roughly comparable to FICO scores of between 660 and 720.  Through our “low and grow” strategy, we initially offer smaller, shorter-term loans to these EMMAs and then use our proprietary decisioning technology to proactively offer them larger, longer-term loans as they demonstrate positive credit behavior, allowing us to retain high quality EMMAs with significant lifetime customer value.

The investors on our marketplace consist primarily of affluent, high net worth and family office investors seeking attractive returns at well-defined risk levels.  We plan to further diversify our investor base, including more institutional investors.  Investors are attracted to our marketplace because of the range of loan durations available on our platform, including short-term loans, our marketplace’s risk-adjusted investment returns, our track record, the intrinsic diversification on our platform and our corporate governance standards.  In addition, we believe that our marketplace is one of the few marketplaces in China with full risk transfer to investors, which appeals to sophisticated investors that we believe provide a more stable source of lending capital.

We believe that Chinese banks do not extend credit to EMMAs due to the absence of credit data, the high costs of traditional data collection and the inability of banks to engage in variable pricing, which refers to the practice of charging different interest rates to different borrowers based on credit quality.  This is illustrated by the fact that only 16% of China’s adult population had credit cards in 2014, according to the World Bank Global Findex Database.  As a result, hundreds of millions of financially active and technologically savvy consumers in China lack access to affordable credit.

We have developed our proprietary technology over 17 years through our work with some of China’s largest banks, including Bank of China and China Construction Bank, to help them develop credit scoring models and risk management systems to issue over 100 million credit cards.  This proprietary technology enables us to cost-effectively identify quality EMMAs to be potential borrowers on our platform and offer them affordable credit.  Our predictive selection technology analyzes hundreds of variables based on each EMMA’s online footprint, and we use this to selectively target high quality EMMAs and offer them initial loans on our platform.  After repayment of these initial loans, our automated decisioning technology determines on a loan-by-loan basis which borrowers qualify for larger loans, the loan amount, fees, interest rate and term, before the loans are recommended to investors on our marketplace.  We use cumulative borrowing behavior data from approximately 33.1 million loans facilitated on our marketplace through December 31, 2017 to continuously improve our algorithms and technology.

We offer flexible products to serve the lifetime credit needs of EMMAs.  Our consumption loans are loans with terms of between two weeks and three months, which have principal amounts generally in the range of RMB500 (approximately US$77) to RMB6,000 (approximately US$922).  Consumption loans are initially approved using our predictive selection technology and subsequently based on historical repayment behavior on our platform using our automated decisioning technology.  Our lifestyle loans are loans with terms of between three months and three years, which have principal amounts generally in the range of RMB6,000 (approximately US$922) to RMB100,000 (approximately US$15,370).  Borrowers of loans with principal amounts greater than RMB6,000 (approximately US$922) are required to submit their data for verification as part of our anti-fraud and risk management processes prior to loan approval.

Our platform’s technology advantage and data access have enabled us to become one of the most affordable and scalable consumer lending marketplaces in China.  Our end-to-end automation allows us to match EMMAs with investors and execute transactions in an efficient and cost-effective manner.  Our ability to access and analyze alternative sources of data on potential borrowers allows us to continuously develop, refine and validate the scoring capabilities of our predictive selection technology.  Collectively, this results in lower borrowing costs for our borrowers.

The attractiveness of our marketplace to EMMAs is evidenced by the fact that, as of December 31, 2017, 76% of the borrowers on our marketplace were repeat borrowers.  We have experienced a high rate of borrower retention on our marketplace consistently over time as a result of our “low and grow” strategy, which uses our proprietary advanced analytics and technology to identify borrowers who will pay back their initial loans and continue to take out additional loans of increasing size over time on our platform.  The effectiveness of our “low and grow” strategy is evidenced by the following:

•

Increasing average loan size and term length over time.  The average loan size and term length have increased over time on our platform to meet EMMAs’ ever growing credit needs.  Our marketplace has been able to offer specific borrowers with larger loans that have longer terms because we are able to reduce investors’ lending risks as we obtain more credit behavioral data on specific borrowers as they continue to borrow on our platform.  For example, as illustrated on the following graph, using borrower cohort of first-time consumption loan borrowers from the first quarter of 2016, these borrowers’ average loan size per borrower increased from US$75 in their first month on our platform to US$326 in their twenty-first month, and the cohort of first-time consumption loan borrowers from the third quarter of 2016 tripled their average loan size per borrower in their fifteenth month on our platform.  Over time, the time needed on average for borrowers to triple their average loan size on our platform has shortened from seven quarters to five quarters.

•

High frequency of repeat borrowing.  Our marketplace lending platform has experienced a high frequency of repeat borrowing, as evidenced by the fact that our first quarter 2016 cohort of first-time consumption loan borrowers has, on average, borrowed fifteen times during their twenty-one month period on our platform.

•

Cohort borrowing activity continues to grow over time.  Our cohort borrowing activity continues to grow over time, which illustrates our persisting, long-term relationships with borrowers on our platform.  For instance, our first quarter of 2015 cohort of first-time borrowers has demonstrated cumulative loan volume per borrower increase for thirty-three consecutive months.  In addition, as illustrated on the following graph, our first quarter of 2016 cohort of first-time consumption loan borrowers has demonstrated an average cumulative loan volume per borrower increase of seventeen times from approximately US$115 in their first month on our platform to approximately $1,984 in their twenty-first month on our platform.

•

Increasing average transaction and service fees for consumption loans.  Over time, the average transaction and service fees on our platform has continued to increase as a result of the increase in high quality borrowers borrowing larger loans with longer terms.  Illustrating this point, our average transaction and service fee rate for consumption loans has increased to 4.1% in the year ended December 31, 2017, as compared to 1.6% in the year ended December 31, 2016.

The growth of EMMAs’ lifetime customer value on our marketplace is just beginning.  Our strategy is to serve EMMAs’ lifetime credit needs.  We seek to facilitate more loans that are larger and have longer terms to higher quality borrowers and gradually lower borrowing costs to borrowers who have demonstrated favorable repayment behavior on our platform.  We believe rewarding favorable repayment behavior will help us retain borrowers and that we will be able to generate increasing fee revenue from increased loan volumes from these higher quality borrowers.

The left graph below shows when our cumulative transaction and service fees from cumulative consumption loan volume exceed customer acquisition cost for consumption loans on an average per borrower basis.  The right graph below shows our customer lifetime value as represented by gross billings over time.

(1)

Represents breakeven volume to recover customer acquisition costs, which is based on an average transaction and service fee rate for consumption loans of 1.6% for 2016, with respect to the 2016 cohorts presented in the graph, and 4.1% for 2017, with respect to the 2017 cohorts presented in the graph, and customer acquisition cost for consumption loans on an average per borrower basis of US$17 for 2016, with respect to the 2016 cohorts presented in the graph, and US$17 for 2017, with respect to the 2017 cohorts presented in the graph.  The customer acquisition cost for consumption loans on an average per borrower basis for 2015 was US$20 and the average transaction and service fee rate for consumption loans during 2015 was 1.5%.

(2)

The amount of customer acquisition cost for consumption loans on an average per borrower basis is calculated by dividing the customer acquisition cost for consumption loans by the number of new consumption loan borrowers in the relevant period.  The customer acquisition cost for consumption loans is the sum of (i) the customer acquisition incentive offered to investors of consumption loans for first-time consumption loan borrowers, and (ii) any expenses directly related to the acquisition of first-time consumption loan borrowers.

(3)	All figures presented using noon buying exchange rates as of December 31, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.
(4)

The actual cumulative loan volume needed to generate the cumulative transaction and service fees to recover customer acquisition costs, or the breakeven volume, and the actual period needed to generate the cumulative transaction and service fees to recover such costs, or the breakeven time, may differ from the graph and vary from cohort to cohort.

(5)	Customer acquisition incentives are applicable to consumption loans only.

The average time needed to recoup customer acquisition costs has shortened from 4.1 quarters in 2016 to 2.1 quarters in 2017.  The total cost of acquiring a new consumption loan borrower (including customer acquisition incentives) was US$17 for the year ended December 31, 2016 and was US$17 in the year ended December 31, 2017.  The average breakeven time required to recover the customer acquisition cost has become shorter in the more recent cohorts as compared to earlier cohorts due to repeat borrowing by high-quality borrowers of larger loans with longer terms.  In addition, our continuous improvement of algorithms utilizing the credit behavior data of approximately 33.1 million loans facilitated on our platform as of December 31, 2017 has helped us shorten our breakeven time.  We expect these quality borrowers to generate significant lifetime customer value on our marketplace through their repeat borrowing of loans with progressively larger amounts and longer terms.  The chart below shows our cumulative number of borrowers as of the dates shown.

(1)	Represents the cumulative number of unique borrowers on our platform since inception as of each date presented.

In 2015, we acquired approximately 600,000 new borrowers, in 2016, we acquired approximately 718,000 new borrowers, and in 2017, we acquired approximately 2.9 million new borrowers.  As part of our business strategy, we continue to enhance our data analytics and predictive selection technology and focus on refining our models and validating key assumptions and unit economics, including repeat borrowing rates, cumulative borrowing per borrower by each cohort, borrower upgrade rate, risk quality, break-even period of customer acquisition incentives and gross billings.  As of December 31, 2017, we had approximately 4.3 million cumulative borrowers on our platform.

As part of our disruptive innovation business model, we pay customer acquisition incentives to investors for each first-time consumption loan borrower on our marketplace and these are included in our customer acquisition costs.  These incentive payments are significantly higher than the fees we generate from the first few loans by these borrowers.  As borrowers pay off their initial loans and repeat borrow on our platform, we utilize our proprietary decisioning technology to proactively offer them larger, longer-term consumption loans based on positive credit histories, allowing us to retain high quality EMMAs with significant lifetime customer value, and, in turn, we are able to generate more gross billings to offset the customer acquisition incentives.  Other than the customer acquisition costs that we pay in respect of first-time consumption loan borrowers, the costs to operate our consumption loan marketplace on a day-to-day basis are mainly general overhead costs.  As we execute our “low and grow” strategy and offer larger, longer-term loans to borrowers that have demonstrated favorable repayment behavior on our platform, we believe that we will be able to generate increasing fee revenue from increased loan volumes from these higher quality borrowers to recover customer acquisition costs and generate profit for our consumption loan business.

Since 2011, we have acquired lifestyle loan borrowers through the direct sales model, which is labor intensive, costly and less efficient.  In the beginning of 2014, we started to test acquiring borrowers through online channels using an open application model.  The customer acquisition cost under our open application model was approximately US$80 to US$100 per borrower, as the cost per click in obtaining online borrowers combined with the low response rate resulted in relatively high acquisition costs.  In addition, the fraud rate is high in the open application model.  We discontinued using open application model since the end of 2015.  Since November 2014, we have acquired consumption loan borrowers by cooperating with data partners to access the digital footprints of the EMMA population and applying our technology-driven big data algorithm.  Our average borrower acquisition cost for loans facilitated using our predictive selection technology model, including customer acquisition incentives that we pay to our investors, was approximately US$17 for 2016 and US$17 for 2017.  Due to the relatively low acquisition cost, we are able to acquire quality and repeat borrowers on a large-scale basis.  The key to our consumption loan borrower acquisition model is our predictive selection technology, which enables us to analyze non-traditional, unstructured data we receive from our data channel partners and accumulated borrowing behavior of past borrowers on our marketplace to identify and offer pre-approved loans to prime and near-prime EMMAs.

Our Services

Our marketplace provides prime and near-prime EMMAs with flexible loan products to serve their lifetime credit needs.  We first offer these EMMAs smaller, shorter-term loans and then use our proprietary decisioning technology to proactively offer them larger, longer-term loans as they demonstrate positive credit behavior.  The loans facilitated on our marketplace are categorized as either consumption loans or lifestyle loans.  Our consumption loans are loans with terms of between two weeks and three months, which have principal amounts generally in the range of RMB500 (approximately US$77) to RMB6,000 (approximately US$922).  Our lifestyle loans are loans with terms of between three months and three years, which have principal amounts generally in the range of RMB6,000 (approximately US$922) to RMB100,000 (approximately US$15,370).

Unlike traditional banks in China, which may only provide credit cards with interest rates capped at 18.25%, loans facilitated on our marketplace have interest rates of up to 24%, which is within the permitted range under PRC laws for non-bank lenders, thereby allowing us to more appropriately price risk.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Changes in PRC regulations relating to interest rates and fee rates for marketplace and micro-credit lending could have a material adverse effect on our business.” For consumption loans, annual investment return is calculated as total interest income received by the investors, plus customer acquisition incentives given to investors, less service fees paid to us by the investors, less credit losses from consumption loans borne by the investors, all divided by the investors’ weighted average balance of lending capital.  For lifestyle loans, annual investment return is calculated as total interest income received by the investors, less service fees paid to us by the investors, less subsequent contributions to the Safeguard Program borne by the investors (prior to February 2018, when we ceased providing and operating our Safeguard Program), all divided by the investors’ weighted average balance of lending capital.

We generate recurring fee revenue from borrowers and investors, including transaction and service fees for loans facilitated on our marketplace.  All borrowers of loans facilitated by our marketplace pay us fees on transactional basis and investors pay us service fees over the term of the loans.  We do not bear credit risk for loans facilitated on our marketplace.  For a further description of our transaction fees, see “Item 5. Operating and Financial Review and Prospects.”

As of December 31, 2017, 76% of the borrowers on our marketplace were repeat borrowers.  Borrowers are only permitted to hold one outstanding loan at a time on our marketplace.  Based on a survey of our borrowers, the principal uses of our consumption loans include shopping, entertainment, daily supplies and phone or Internet bills, and the principal uses of our lifestyle loans include large purchases, business expansion and home improvement.  The maturities of loans facilitated on our marketplace range from one day to 36 months.

Loan Products

Consumption loans

Our consumption loans are loans with terms of between two weeks and three months, which have principal amounts generally in the range of RMB500 (approximately US$77) to RMB6,000 (approximately US$922).  We use predictive selection technology to analyze non-traditional and unstructured data to proactively identify quality EMMAs to whom we offer consumption loans.  Our predictive selection technology identifies qualified EMMAs for our consumption loans and our automated decisioning and credit scoring technologies determine whether a loan should be offered and the terms of the loan.  Unlike the underwriting tool or process of a bank or traditional credit company, predictive selection technology does not gather the credit data of a loan applicant and determine whether a loan should be granted.  As most of our target borrowers do not have credit history but are active on the Internet, we use predictive selection technology to screen out a targeted pool of individuals that are considered more likely to be potentially prime or near-prime borrowers based on non-credit data elements such as online activities, social groups and networks.  Predictive selection technology is an algorithm technology that analyzes an individual’s non-financial and behavioral data and acts as a sorting mechanism rather than an underwriting tool.  After consumption loan borrowers take out their initial loan, repay and re-borrow, they establish a credit and repayment record for themselves, which we track and monitor.  We make use of these historical repayment records to further improve our credit decisioning technology as well as refine our assessment of credit limits and scoring categories of these borrowers.  Borrowers who do not repay on a timely basis have such delinquency reflected in our database, causing them to be less likely to be eligible for future borrowings.  Our decisioning technology analyzes historical repayment behavior of consumption loan borrowers to determine creditworthiness for subsequent loans on our platform.

Potential borrowers identified by our predictive selection technology can obtain consumption loans on our marketplace through our digital channels, which comprise our website, mobile application and our partners’ digital platforms.  The lending relationship for that loan is fully mobile, with the borrower being able to check his or her balance and make repayments all from his or her mobile device.  As borrowers on our platform develop a track record of timely loan repayment, their costs of borrowing decrease and they are able to access loans on more attractive terms than those offered by many of our competitors.  As of December 31, 2017, our marketplace had facilitated approximately 33.1 million loans through mobile devices since inception.  The following diagram illustrates the ease by which a potential borrower can accept a consumption loan through a mobile device:

Loan Acceptance Process on CRF Mobile App

Lifestyle loans

Our lifestyle loans are loans with terms of between three months and three years, which have principal amounts generally in the range of RMB6,000 (approximately US$922) to RMB100,000 (approximately US$15,370).  Borrowers of loans with principal amounts greater than RMB6,000 (approximately US$922), prior to loans being approved, are required to submit their data for verification prior to the loan being issued.

Lifestyle loans require the potential borrower to provide basic personal information as well as the purpose of the loan.  Borrowers authorize us to inspect and verify third-party data related to the borrower’s credit, including, but not limited to, the potential borrower’s credit records, bank transaction records, pay slips, domicile registration records and phone and utility records.  We also have the capability to conduct on-site customer credit evaluation measures for our lifestyle loans.  For each loan application, we collect and verify hundreds of data inputs for analysis by our proprietary credit assessment technology.  As we continue to refine the algorithms underpinning our proprietary credit assessment technology, we will be able to reduce the number of required data inputs and enhance our data verification for larger loans.

Micro-credit lending

Our subsidiary, Haidong, principally engages in micro-credit lending.  These micro-loans are made outside of our marketplace.  These micro-credit loans accounted for less than 1% of our total loans facilitated as of December 31,

2017.  When we began the testing phase of our new consumption loans using our predictive selection technology in the fourth quarter of 2014, Haidong initially served as the principal investor for such loans.  However, beginning July 1, 2015, Haidong no longer provided lending capital for these consumption loans and only assists in the facilitation of consumption loans.

We also plan, independently or collectively with other third parties, to apply for the establishment of an online micro-credit company that would have the ability to lend directly to online micro-credit borrowers in China.  However, the likelihood and timing of the approval for the establishment of such online micro-credit company is uncertain.

Borrowers

Our marketplace currently serves prime and near-prime EMMAs in seeking a flexible and affordable credit.  One of our goals is to help quality EMMAs establish a credit history.  Borrowers on our marketplace generally choose our platform because of the convenience and attractive interest rates.  Our marketplace is accessible in all geographical areas of China by means of our online and mobile-based channels.  Borrowers can make repayments through third-party payment companies, mobile devices or in-person (in the case of lifestyle loans).  The majority of borrowers on our marketplace typically are 23 to 29 years old with a college degree and live in large cities in China.

After a potential borrower applies for a lifestyle loan, we conduct in-person field visits and detailed credit diligence to ensure the reliability of the information included in the application.  To date, we have not experienced any significant instances of fraud as the credit diligence and data verification measures we perform generally are able to detect invalid information in borrower applications.  An applicant is automatically rejected if invalid or fraudulent information is found in his or her application.  We believe that our fraud prevention functions and payment management service functions strengthen the reliability of our marketplace.

Investors

Our marketplace enables investors domiciled in China to invest in loans with varying principal amounts, fees and interest rates and terms.  Investors are attracted to our marketplace because of the range of loan durations available on our platform, including short-term loans, our marketplace’s risk-adjusted investment returns, our track record, the intrinsic diversification on our platform and our corporate governance standards.  As of December 31, 2017, we had approximately 23,000 active investors on our marketplace.

The investors on our marketplace consist primarily of affluent, high net worth, family office and institutional investors seeking attractive returns at well-defined risk levels.  We also plan to further diversify our funding sources, including by increasing the amount from institutional investors and acquiring affluent investors through online channels.  We seek to attract new sources of lending capital to our marketplace within China.  We operate through websites and mobile applications to target affluent investors.  We plan to increase our marketing efforts to individuals as well as institutions, including banks, trust funds and other financial institutions to serve as investors.

For consumption loans, all borrowers are initially evaluated and selected using our predictive selection technology, which analyzes non-traditional and unstructured data of the potential first-time borrower.  Our credit scoring and automated decisioning technology analyzes such borrower’s borrowing history once they have borrowed on our platform.  Borrowers are automatically matched with the consumption loan investors according to the funds available in their accounts.  Currently all investors in consumption loans have a committed minimum investment period, during which investors cannot withdraw their investment.  When the commitment period is completed, the investors are permitted to withdraw their investment, but only to the extent that the outstanding loans have been repaid by the borrowers.

For lifestyle loans, the investors may specify their expected total capital available for lending, desired rate of return and expected lending period.  The service fee charged to investors does not differ whether the investor makes investments based on our recommendation or authorizes us to accept loans on their behalf.  The service fee agreed and charged to different investors may vary based on investment periods.  We do not act as a financial advisor or portfolio manager for the investors.  We score and assess the risk of each borrower and loan and recommend them to the marketplace.  We then match the borrowers to the investors according to the timing of the proposed loans and funds available in the investors’ cash accounts.  Other than matching the loans, we do not make investment decisions for investors in terms of risk profile, scoring category of borrowers and type or term of loans.

For lifestyle loans, there can be more than one investor for each loan facilitated.  There are no minimum investment periods for investors in lifestyle loans.  For lifestyle loans, investors do not have the legal right to withdraw cash that has been loaned before the loans mature.  If lifestyle loan investors desire liquidity, they may submit an application to request us to help them find other investors to purchase their loans.  However, we do not have any obligation to assist investors in transferring their debts to another party before maturity.

Once an investor agrees to invest in loans, the payment, settlement and clearing of the proceeds of the loan is delivered by a depository bank.  We require all investors to transfer funds to their designated depository bank account only through such investors’ PBOC-approved bank account.  Investors are not permitted to deposit cash directly into their designated depository bank account.  Each investor has a separate account where the investors’ capital, repayments and interest are separately and securely maintained.  Wiring instructions, repayment and interest settlement on investors’ accounts are highly automated.

Proprietary, Advanced Technology Platform

We are a technology-driven company and our proprietary, advanced technology and know-how allow us to operate our marketplace in a way that differentiates us from all of our competitors.  Our proprietary credit assessment technology assesses a potential borrower’s willingness to pay, ability to pay and stability of income.  Our proprietary credit assessment technology has three principal components—(i) predictive selection technology, (ii) credit scoring technology and (iii) automated decisioning technology.  We utilize predictive selection technology to pre-screen quality potential borrowers for smaller, shorter-term consumption loans at scale.  Our technology, which we developed over our 17 years of experience as a credit analytics service provider and marketplace operator, utilizes distinct algorithms for loans with different sizes and maturities to analyze vast amounts of data.  We continue to source data from diverse channels, including potential borrower applications, big data accessed through from our data partners and credit data created by borrowing behavior on our marketplace.  Each of our credit scoring and decisioning algorithms utilizes hundreds of variables to assess and make intelligent and rapid consumer credit decisions on a large and growing scale.  Our technology continues to evolve through machine learning as it scales to allow for more informed and intelligent decisions based on cumulative borrowing behavior data from approximately 33.1 million loans facilitated on our marketplace as of December 31, 2017.

We developed our proprietary, advanced technology over the past 17 years, during which our founders and management team advised many of China’s largest financial institutions, including Bank of China and China Construction Bank, in analyzing consumer credit to issue credit cards over one hundred million consumers.  During this time, we were one of China’s leading analytics service providers, and provided a wide range of services to China’s credit market participants, including credit analytics, underwriting strategies, modeling, credit scoring, development of marketing channels, decisioning, processing and risk management services.  As a result, our management team has developed a profound knowledge of China’s credit market that has been integrated into our credit assessment technology, which was specifically created to address China’s unique demographics.  We believe that due to our unparalleled experience as a credit analytics service provider in China, our marketplace is among the most sophisticated and advanced in China.

The vast majority of China’s population, including EMMAs, lacks credit information.  To address this issue, we aggregate alternative sources of data, including data accessed through our data partners and from other sources.  For instance, our proprietary credit assessment technology uses data from online social media, search, browsing and transactional activity and credit data from cumulative borrowing behavior on our marketplace.  As we analyze new data from our data partners and internally produced credit from cumulative borrowing behavior on our marketplace, we continually refine our credit assessment algorithms and revise data inputs to create a more accurate measure of creditworthiness.  In addition, the data gathered in connection with the screening and due diligence is input into our credit assessment system, enhancing our credit analytical capabilities, including fraud prevention and detection.

Borrowing information concerning loans facilitated on our marketplace is not shared with the PBOC national credit bureau.  Borrowers on our platform do not have their borrowing activity on our platform show up on their credit report because PBOC credit reports only cover traditional banks.

Predictive Selection Technology

Our predictive selection technology analyzes non-traditional and unstructured data sources to accurately assess creditworthiness so we can identify and select prime and near-prime EMMAs and “white-list” them for our platform.  This technology allows us to reduce our average cost of acquiring borrowers such that we are able to offer affordable credit options to our potential borrowers.  This technology contributes to our ability to decrease our customer acquisition costs, which allows us to offer affordable credit to quality EMMAs.  Our predictive selection technology also minimizes the potential for fraud on our marketplace and helps cultivate a desirable portfolio of borrowers that are prime and near-prime EMMAs on our platform by allowing us to proactively select our borrower composition rather than relying on potential borrowers to initiate applications for loans on our marketplace.

Credit Scoring

Our credit scoring technology uses proprietary algorithms to predict the probability that a prospective borrower will repay a loan.  We employ multiple independent credit scoring algorithms depending on the loan size and term.  Each of our algorithms score potential borrowers into three principal score dimensions.  Our credit scoring algorithms are highly automated and instantaneously produce scoring decisions based on up to thousands of data variables.  Some of these variables include a potential borrower’s delinquent repayment histories, online behavior, advanced education degree, employment duration with current employer, social security status, housing benefits status, credit bureau records, real property ownership, stability of residence, duration of social media usage and online shopping frequency.  We do not assume, nor have we assumed, any liability for failing to correctly assign a credit score to a particular borrower.

In the China market, the majority of borrowers do not have credit histories on file with the PBOC’s Central Credit Bureau, so there is no generic credit score standard similar to a FICO score in the U.S.  Therefore, we have developed our own credit scoring system in order to develop predictive models designed to segment potential borrowers into different categories.  The three principal score regions we use to arrive at an overall credit score for each borrower include the following:

•	the application score, which measures probability of a potential borrower to default on the payment after he/she is approved for the loan;
•	the fraud score, which measures the probability that a potential borrower submits a fraudulent applicant as measured by a default after he/she is approved for the loan; and
•	the response score, which measures the probability of a potential borrower to respond to a particular loan product offer.

The application score is used to make approval decisions, the fraud score is used to make exclusion decisions and the response score is used to determine the most efficient communication channel and the best loan offer terms to acquire the borrower.

As there is no credit standard such as FICO in China, marketplace operators such as our company have the latitude to set their own respective minimum criteria for evaluating potential borrowers.  However, as we analyze up to thousands of derived variables or data attributes obtained from various channels and data partners regarding prospective borrowers, we have not set any specific minimum criteria (other than a minimum age of 18) for considering a potential borrower.  Instead, we consider the totality of the data on a potential borrower when making a credit scoring assessment and a loan decision.

When making credit decisions, we group borrowers into seven application score categories based on expected ranges of default rates.  The table below represents lifetime default rate for all lifestyle loans that have reached maturity since the inception of our operations and shows both the estimated and the actual and fully realized default rates of each application score category, as well as the roughly comparable FICO scores for reference.

Application Score Category	Estimated Default Rate	Actual Default Rate*	Roughly Comparable FICO Score
1	0-5%	7.3%	700+
2	5-10%	11.7%	680-700
3	10-15%	19.9%	660-680
4	15-20%	22.0%	640-660
5	20-25%	26.7%	620-640
6	25-40%	36.5%	600-620
7	40+%	43.6%	<600

*

Default rate of each category is defined as total unpaid loan principal (net of recovery) that remains delinquent for more than 180 days as a percentage of total principal amount facilitated for borrowers of each category based on lifestyle loans that were issued since January 1, 2011 through December 31, 2017 which have reached maturity, representing a look-back period of six years.

The actual overall default rates as of December 31, 2015, 2016 and 2017 were 11.8%, 14.9% and 20.1%, respectively.  The average Safeguard Program contribution rate was approximately 15%, 18% and 18% of loan principal for the years ended December 31, 2015, 2016 and 2017, respectively.  In February 2018, in response to regulatory changes, we ceased providing and operating our Safeguard Program.  See “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Critical Accounting Policies—Safeguard Program.”

For consumption loans, the annualized default rate, which is defined as any loan principal that remains delinquent for more than 90 days as a percent of total loans originated (net of consumption loans issued that could not result in such delinquency), was 2% for each of the years ended December 31, 2016 and 2017.  This is relatively low as compared to the default rate of lifestyle loans given the shorter term length and higher repeat borrowing rate of consumption loans compared to lifestyle loans and the fact that defaulting borrowers are permanently eliminated from future borrowing on our platform.

Consumption and lifestyle loan facilitations on our marketplace are driven by our approval strategy and the application score assigned to each borrower.  While we apply our “test and learn” philosophy to extensively test all segments to measure and fine-tune our scoring accuracy, sensitivity and consistency, the focus of our marketplace is application score categories 1, 2 and 3, representing approximately 91.5%, 89.3% and 93.9% of all loan principal amounts originated on our marketplace during the years ended December 31, 2015, 2016 and 2017, respectively.  The increase in the percentage of loan originations from borrowers in Application Score Category 1 and the decrease in the percentage of loan originations from borrowers in Application Score Category 3 during the year ended December 31, 2017 as compared to the prior two years reflects the overall shift to more creditworthy borrowers and a change in the credit quality mix of loans facilitated on our marketplace.  Management intends to continue to focus on and grow the base of borrowers in application score categories 1, 2 and 3.

	Percentage of Loan Origination
	For the Year Ended December 31,
Application Score Category	2015	2016	2017
1	27.5%	48.3%	14.6%
2	12.6%	10.6%	73.5%
3	53.4%	30.4%	5.8%
4	6.3%	10.2%	4.3%
5	0.2%	0.4%	1.0%
6	0.0%	0.0%	0.2%
7	0.0%	0.1%	0.7%
Total	100.0%	100.0%	100.0%

We design application scores to predict default rates on the date of inception of loans.  To ensure the accuracy, consistency, and robustness of the application scores, we intentionally approved a small number of borrowers from each score category in order to test response rate and credit performance.

Based on the “test and learn” philosophy, we have also tested various pricing points in these categories for the purpose of maximizing investment returns given a certain risk level in each score category.  From 2015 to 2017, as we gathered scoring performance data, we gradually approved fewer borrowers with low scores, such as categories 5, 6 and 7, and approved more borrowers with high scores, such as categories 1, 2 and 3.

Our business goal is maximizing investment returns to investors given a certain risk level, rather than minimizing default rates.  Based on the guidance of the application score, we are achieving a balance between good risk quality and attractive investment returns to investors.

In the United States, the borrower categories of “prime” and “subprime” are characterized by a well accepted generic credit score standard, namely the FICO score.  In China, however, there is no equivalent of the FICO score and most people do not have any credit information.  As a result, there is no broadly accepted and systematic basis to categorize borrowers into “prime” or “subprime” on a nationwide scale.  Leveraging our proprietary technology developed based on our 17 years’ experience in credit analytics in the market, we have developed our own credit score, or the CRF score, which can be used to rank potential borrowers into different score categories.  We believe that the estimated default rate and the actual observed results for each of these categories are roughly comparable to the FICO score ranges.  In this regard, Categories 1, 2 and 3 can be considered prime or near-prime under roughly comparable FICO score ranges, while score categories 6 and 7 would fall into subprime based on our test results.  All loans made to borrowers in categories 6 and 7 represented in aggregate only 0.0%, 0.1% and 0.9% of our loan volume in the years ended December 31, 2015, 2016 and 2017, respectively.  These loans were issued primarily to test and verify our prediction capabilities across all borrower categories and are not indicative of our future business strategy.

We believe that our proprietary advanced credit scoring algorithms score borrowers on a quicker and more accurate basis compared to credit scorecard-based credit scoring and regression-based credit scoring algorithms.  We continue to refine and improve our credit scoring technology, which includes machine learning, as we grow our internal credit database based on borrowers’ behaviors on our marketplace.

Automated Decisioning

Our automated decisioning technology determines whether a consumption or lifestyle loan should be offered to a potential borrower, including borrowers currently on our marketplace that are applying for new loans, and then matches such potential borrower with an investor according to the investor’s expected total capital available for lending, desired rate of return, expected lending period and desired loan types.  Our automated decisioning technology is a key part of our “low and grow” strategy as it enables us to proactively identify quality EMMAs and offer them larger, longer-term loans as they demonstrate positive credit behavior, allowing us to attain significant lifetime customer value.  Like our credit scoring technology, we have multiple independent credit decisioning algorithms depending on the loan size and term.  Our proprietary credit decisioning algorithms use the credit score as a factor, but not as the sole determinant as to whether a potential borrower is offered a loan.  After potential borrowers are assigned a credit score, our proprietary credit decisioning algorithms utilize inclusion criteria based on hundreds of data variables to categorize potential borrowers into groups to determine whether a particular loan will be offered to them or not.  If a borrower is offered a loan, the terms of the loan, including the principal amount, term, interest rate and fees, will depend on the credit score assessed to the potential borrower.  Individuals whose applications for lifestyle loans are denied may apply again at a later date, at which time all of their information will be re-verified.  Changes or updates to our automated decisioning technology are made at our headquarters and applied to our entire network with immediate effectiveness.

Borrower and Investor Acquisition

We have adopted a sales and marketing strategy aimed at enhancing our profile in the marketplace lending industry and the credit industry as a whole.  Our sales and marketing efforts have included public relations, event promotions, online marketing, direct mailing, community outreach and sales support.  In addition, in order to increase our brand recognition among potential borrowers and investors, we have participated in industry forums and summits, and used various media channels, including print, online, television and radio.  Our more recent borrower acquisition activities have primarily comprised identifying potential borrowers through private credit bureau data, offering consumption loans to prime and near-prime EMMAs from pre-approved channels, whereby only select channels are permitted to refer their customers and users to us, and co-branding, which allows us to market to and address our partners’ customers and users through such partners’ platforms.  In connection with our online marketing efforts, we have taken search engine optimization measures to increase our search index results on third-party search engines.  As we continue to grow, we will engage in special promotional activities to pursue international investors to further diversify the sources of lending capital for our marketplace.  We have also adopted a more robust media strategy, which has resulted in greater coverage of our accomplishments in the marketplace lending industry and allowed us to reach additional potential borrowers and investors.

Service Agreements

Borrowers and investors are subject to multiparty service agreements with respect to our marketplace lending platform with certain of our subsidiaries that act as service providers in the loan transaction.  Borrowers provide us with required personal information for entering into a loan and make representations to us as to the accuracy of such information.  Borrowers also authorize us to (a) make all inquiries necessary to assess their creditworthiness, including from third parties, (b) submit borrowing and repayment data to certain credit reporting institutions after they have been granted a loan, and (c) keep a personal credit file for them.  We use this information to prepare borrower credit reports and present these reports to investors upon request.

Borrowers make repayments of principal and interest in the form of equal monthly payments (in the case of loans with durations longer than one month).  If borrowers fail to satisfy their periodic payment obligations under the borrowing and service agreement, they are assessed an overdue service fee, which is payable before any subsequent payments of interest or principal will be credited.

Investors bear the non-payment risk relating to the lending of their capital to borrowers.  Borrowers and investors are also subject to borrowing and service agreements among the borrower, investor and certain of our subsidiaries acting as service providers.

Our subsidiaries that are parties to the borrowing and service agreements receive transaction-based and/or maturity-based fees in exchange for their services.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Statements of Operations Items—Revenue.”

Depository Banks and Third-Party Payment Agents

Through December 2016, we used third-party payment agents to administer payments between borrowers, investors and ourselves and perform the related clearing and fund settlement actions associated with these payments.  In choosing third-party payment agencies, we took into consideration many criteria, including network infrastructure, security measures, reliability, information technology capabilities and experience.  Our third-party payment agents transferred funds to and from borrowers’ and investors’ payment accounts as payment channels.  We established checks and balances to ensure that all payments, transfers and made by the third-party payment agents were checked multiple times prior to the transmission of any funds to avoid errors.

We engaged Hengfeng Bank to provide fund depository services for our marketplace in December 2016, pursuant to which Hengfeng Bank set up separate accounts for borrowers and investors, and assumes fund depository functions including settlement, accounting and safeguarding online lending capital.  Third-party payment agents operated as the payment channels and only transfer funds to and from fund depository accounts.  In order to further bring us in compliance with the local financial regulator’s requirements, in June 2017 we entered into a new fund depositary services agreement with Bank of Shanghai to act as our depository.  We terminated our relationship with Hengfeng Bank and transferred the funds depository services functions to Bank of Shanghai in December 2017.  Relevant Chinese regulations require us to centralize our depository business to one commercial bank, and sign or amend implementation agreements to the extent necessary.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to maintain relationships with our third-party service providers, our business will suffer” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Some aspects of our operations need to be modified to comply with existing and future requirements set forth by the CBRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.”

Safeguard Program

Until February 2018, we provided investors of lifestyle loans facilitated by our marketplace with the option to benefit from mitigation of risk through the Safeguard Program, which was managed by our wholly owned subsidiary, Shanghai Shouhang.  Depending on the credit risk and size of the particular loan, a portion of the amount paid by the borrower was automatically transferred to the program if the investor opted into the Safeguard Program.

To the extent that an investor opted into our Safeguard Program, the Safeguard Program provided makeup payments to an investor when a borrower failed to satisfy its interest or principal repayment obligations.  Immediately after delinquency of a borrower’s repayment obligations, and continuing for the term of the loan (for up to 180 days if necessary), funds equal to the delinquent interest payment obligations were transferred from the Safeguard Program to the investor’s account.  If a borrower had still not meet his or her repayment obligations 180 days after the borrower failed to make a payment, funds equal to the delinquent principal payment were transferred from the Safeguard Program to the investor’s account.  Any funds later recovered in satisfaction of a borrower’s delinquent principal and interest repayment obligations were contributed to the Safeguard Program.  We did not bear liability to the investors even if there were no available funds in the Safeguard Program.  Our obligation to make payments at any point in time was limited to the amount of the restricted cash balance.  Throughout the duration of our operation of the Safeguard Program, substantially all investors in lifestyle loans originated on our marketplace opted into the Safeguard Program.  If an investor did not to opt into the Safeguard Program, such investor was entitled to receive the amounts that would have been contributed into the Safeguard Program directly from the borrower as additional income.  This additional amount received by such investor reflected the return for bearing a higher risk of credit loss since the investor was not participating in the Safeguard Program.

The Safeguard Program was not offered to investors of consumption loans, which accounted for approximately 47%, 58% and 87% of the loans facilitated (based on volume in dollars) for the years ended December 31, 2015, 2016 and 2017, respectively.  In addition, sophisticated investors were permitted to elect not to participate in the Safeguard Program.

Beginning in 2017, local financial regulators started conducting onsite inspections of online lending intermediaries and issued notices to rectify certain practices.  Following these onsite inspections, the local financial regulator  issued the Notice, which requires us to modify certain aspects of its operations, including our Safeguard Program.  The Notice stated that our Safeguard Program did not comply with the restriction on the provision of “credit enhancement service” under the Interim Measures.  In response to the Notice, effective February 2018, we ceased providing and operating our Safeguard Program.

Payment Management Services

We provide payment management services for delinquent loans.  Upon delinquency of a loan obligation, a member of our payment management services team will call and send a text message to the delinquent borrower to request repayment of the delinquent loan balance and all penalty and charges accrued since the date of delinquency.  If a delinquent borrower continues to not pay, our payment management services personnel will follow up with additional phone calls and text messages requesting payment.

Competition

With respect to borrowers, we compete with other providers of loans to creditworthy consumers, primarily in large cities in China.  While there are over thousands of other marketplace lending platforms and peer-to-peer lenders in China, we believe we do not directly compete with most of these marketplaces and peer-to-peer lenders because, unlike these other marketplaces and peer-to-peer lenders, our market segment is different as we target EMMAs seeking smaller, shorter-term unsecured loans.  We distinguish ourselves as a marketplace with risk transfer to sophisticated investors.  In addition, we believe that our proven ability to efficiently select prime and near-prime EMMAs for our platform differentiates our marketplace from most of our competitors’ platforms.  We accomplish this through our “low and grow” strategy, initially offer smaller, shorter-term loans to these EMMAs and then use our proprietary decisioning technology to proactively offer them larger, longer-term loans as they demonstrate positive credit behavior.

We have limited overlap and competition with traditional financial institutions, including banks, credit card issuers and consumer finance companies, due to our focus on EMMAs.  Traditional financial institutions are either unable or unwilling to serve EMMAs due to their lack of a credit profile.  The ability of our credit assessment technology to analyze alternative sources of data enables us to operate more efficiently in our target market than traditional financial institutions.  In addition, online lending institutions in China that have banking licenses are required to lend subject to interest rate and other restrictions applicable to financial institutions.  We, as a facilitator of loans and not a lender, are not subject to these regulatory constraints.  In some instances, we facilitate loans for borrowers who already have credit cards, typically as a form of supplemental credit.

With respect to investors, we primarily compete with other lending marketplaces, micro-lending investment product providers, wealth management centers and traditional banks in China.  We believe that investors are attracted to our marketplace due to the range of loan durations available on our platform, including short-term loans, our marketplace’s risk-adjusted investment returns, our track record, the intrinsic diversification on our platform and our corporate governance standards.

Data Policy

We have adopted a strict internal data policy relating to the confidential information of our borrowers, investors and partners, as well as our own confidential information.  This policy establishes day-to-day data use requirements, data and information classifications, data encryption requirements, back-up requirements, approval procedures and user rights for confidential information and data.  This policy also specifies the manner in which data must be stored. We require each of our employees to agree in writing to abide by the data policy and protect the confidentiality of our data.

Regulation

Our business in China is subject to laws, regulations and judicial interpretations concerning marketplace lending, micro-lending businesses, illegal fundraising, unauthorized public offerings and Internet content providers, as well as those concerning doing business in China generally.

Regulations Related to the Marketplace Lending Industry

In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which identified the CBRC as the supervisory regulator for the online lending industry.  According to the Guidelines, online marketplace lending platforms shall only serve as intermediaries to provide information services to borrowers and investors, and shall not provide credit enhancement services or illegally conduct fundraising.  The Guidelines also outlined certain regulatory propositions, which would require Internet finance companies, including marketplace lending platforms, to (i) complete website registration procedures with the administrative departments overseeing telecommunications; (ii) use banking financial institutions’ depository accounts to hold lending capital, and engage an independent auditor to audit such accounts and publish audit results to customers; (iii) improve the disclosure of operational and financial information, provide sufficient risk disclosure, and set up thresholds for qualified investors to provide better protections to investors; (iv) enhance online security management to protect customers’ personal and transactional information; and (v) take measures against anti-money laundering and other financial crimes.

Effective as of September 1, 2015, the Provisions on Private Lending Cases define private lending as financings between natural persons, legal persons or other organizations.  The Provisions set forth that private lending contracts will be upheld as valid in the absence of (i) relending of funds to a borrower that knew or should have known that the funds were fraudulently obtained from a financial institution; (ii) relending of funds to a borrower that knew or should have known that the funds were borrowed from other enterprises or raised by the company’s employees; (iii) lending of funds to a borrower wherein the investor knew or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (iv) violations of public orders or good morals; or (v) violations of mandatory provisions of laws or administrative regulations.  The Provisions also provide that marketplace lending platforms providing only intermediary services shall not be subject to guarantee liability.  However, if the marketplace lending platform expressly indicates lending is guaranteed on the platform, the marketplace lending platform shall be subject to liability associated with guaranteeing loans.

According to the Provisions on Private Lending Cases (i) when the interest rate agreed between the borrower and investor does not exceed an annual interest rate of 24%, the People’s Court will uphold the interest rate charged by the investor, and (ii) when the interest rate agreed between the borrower and investor exceeds an annual interest rate of 36%, the portion in excess of 36% is void and the People’s Court will uphold the borrower’s claim for return of the excess portion to the borrower.  For loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the investor, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely not enforce the borrower’s demand for the return of such interest payment.  If an interest rate for overdue payments is not agreed to before lending, the interest rate on overdue payments is permitted up to the interest rate for the loan.  If neither the interest rate for the loan nor the interest rate for overdue payments have been agreed to, overdue payments are permitted to have an interest rate of 6%.  In August 2017, the Supreme People’s Court promulgated the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, or Circular 22, which provides that (i) PRC courts shall uphold borrower claims to adjust or reduce the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender in excess of an annual interest rate of 24%, and (ii) in the context of online finance disputes, if the online lending intermediary platforms and the lenders circumvent the upper limit of the judicially protected interest rate by charging intermediary fees, such fees shall be ruled as invalid.  Further, the PRC regulations prohibit the deduction of interest from a loan principal in advance and there are views that this prohibition also applies to transaction fees collected by marketplace lending platforms like us.

In August 2016, the CBRC, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security and the State Internet Information Office jointly promulgated the Interim Measures.  Apart from what had already been emphasized in the Guidelines and other previously released guidance, the Interim Measures include (i) general principles; (ii) filing administration; (iii) business rules and risk management guidelines; (iv) protection measures for investors and borrowers; (v) rules on information disclosure; (vi) supervision and administrative mechanisms; and (vii) legal liabilities.

Under the general principles and filing administration sections, the Interim Measures provide that online lending intermediaries shall not engage in credit enhancement services, direct or indirect cash concentration or illegal fundraising.  The sections also stipulate a supervisory system and list the administrative responsibilities of different supervisory authorities, including the CBRC and its local counterpart and local financial regulators.  Furthermore, these sections require online lending intermediaries to file with the local financial regulators, to apply for value-added telecommunications business licenses thereafter in accordance with the provisions of the relevant telecommunications authorities and to include serving as an Internet lending intermediary in its business scope.

Under the business rules and risk management guidelines section, the Interim Measures stipulate that online lending intermediaries shall not engage in or be commissioned to engage in thirteen prohibited activities, including:  (i) directly or indirectly financing its own projects; (ii) directly or indirectly receiving or collecting lenders’ funds; (iii) directly or indirectly offering guarantees to lenders or guaranteeing principal and interest payments; (iv) commissioning or authorizing a third party to advertise or promote financing projects at any physical locations other than through electronic channels such as the Internet and mobile phones; (v) providing loans (unless otherwise permitted by laws and regulations); (vi) dividing the term of financing projects; (vii) offering its own wealth management products or other financial products to raise funds or act as a proxy in the selling of banks’ wealth management products, brokers’ asset management products, funds, insurance or trust products; (viii) providing services similar to asset-based securitization services or conducting credit assignment activities in the form of asset packaging, asset securitization, asset trusts or fund shares; (ix) mixing with, bundling with or acting as a proxy in relation to investment, sales agent and brokerage services of other businesses (unless permitted by laws and regulations); (x) fabricating or exaggerating the authenticity or earnings outlook of a financing project, concealing its flaws and risks, falsely advertising or promoting a project with intentional ambiguity or other deceptive means, or spreading false or incomplete information to damage the commercial reputation of others, or to mislead lenders or borrowers; (xi) providing intermediary services for loans used to invest in high-risk financing projects such as stocks, over-the-counter margin financing, futures contracts, structured products and other derivatives; (xii) operating equity-based crowd-funding; and (xiii) other activities prohibited by laws and regulations.  The Interim Measures, under the business rules and risk management section, also stipulate specific obligations or business principles of online lending intermediaries, including but not limited to online dispute resolution services, examination and verification functions, anti-fraud measures, risk education and training, information reporting, anti-

money laundering, anti-terrorist financing, systems, facilities and technologies, service fees, electronic signatures and loan management.  In addition, the Interim Measures stipulate that online lending intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with online-lending regulations, via offline physical locations.  Furthermore, the Interim Measures provide that online lending intermediaries shall, based on their risk management capabilities, set upper limits on the loan balance of a single borrower borrowing both from one online lending intermediary and from all online lending intermediaries.  In the case of natural persons, this limit shall not be more than RMB200,000 for one online lending intermediary and not more than RMB1 million in total from all platforms, while the limit for a legal person or organization shall not be more than RMB1 million for one online lending intermediary and not more than RMB5 million in total from all platforms.

In the protection for investors and borrowers section, the Interim Measures require that online lending intermediaries (i) separate their own capital from funds received from lenders and borrowers and (ii) select a qualified banking financial institution as their funding depository institution, which shall perform depository and administration responsibilities as required.  In the remaining sections, the Interim Measures provide for other miscellaneous requirements for online lending intermediaries, including but not limited to, risk assessment and disclosure, auditing and authentication, industry association, reporting obligations, information security and disclosure and legal liabilities.  The Interim Measures provide for a twelve-month transition period, although in practice, regulators have extended the period by which online lending intermediaries shall have rectified their non-compliance.

In October 2016, several regulations on Internet finance were publicly announced, including but not limited to, the Notice of the General Office of the State Council on the Issuance of Special Rectification Implementation Plan regarding Internet Finance, Special Rectification Implementation Plan regarding Online Marketplace Lending Risks, Special Rectification Implementation Plan for Risks of Asset Management Business through the Internet and Trans-subject Business, Special Rectification Implementation Plan for Risks regarding Non-Bank Payment Institutions, Special Rectification Implementation Plan for Risks of Internet Financing Advertising and Financial Activities in the form of financial investment (together the “Special Rectification Implementation Plans”).  The Special Rectification Implementation Plans emphasize principles and rules in related to Internet financial regulations, and stipulate that (i) “look-through” supervision method shall be adopted, and (ii) companies in the same group that hold a number of financial business qualifications shall not violate rules of related party transactions and other related business regulations.

In November 2016, the CBRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance of Administration, which provides the general filing rules for online lending intermediaries, and delegates the filing authority to local financial authorities.  The Guidance of Administration sets forth that online lending intermediaries are approved locally.  Under the general filing procedures for online lending intermediaries, before an filing application is submitted to local financial regulators, the online lending intermediaries may be required to:  (i) rectify any breach of applicable regulations as required by local financial regulators; and (ii) apply to the Industry and Commerce Administration Department to amend or register such entity’s the business scope.

The local financial regulators are authorized to make detailed implementation rules regarding filing procedures.  Relevant local financial regulators are in the process of making such implementation rules, which may require us to complete filing records under such future requirements within a grace period.

In February 2017, the CBRC released the Guidance to regulate funds depositories for online lending intermediaries.  The Guidance defines depositories as commercial banks that provide online lending fund depository services, and stipulates that the depositories shall not be engaged in offering any guarantee, including:  (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; (ii) offering guarantees to lenders, guarantying principal and dividend payments or bearing the risks associated with fund lending operations for lenders.

The Guidance also stipulates certain conditions that must be met before depositories are entitled to develop an online lending fund depository business, including:  (i) having a good credit record and not having been included on the List of Enterprises with Abnormal Operations or the List of Enterprises with Serious Illegal and Dishonest Acts; (ii) satisfying various requirements relating to the technological systems of such entity’s depository fund business and general operations, including but not limited to assuming fund administration responsibilities and not outsourcing or assigning such entity’s responsibilities to third parties to set up accounts, process trading information or verify trading passwords; and (iii) setting up special deposit accounts to hold online lending capital and sub-accounts for online lenders and borrowers as well as guarantors, and in order to assure fund security, use separate accounts to hold private capital of online lending intermediaries.  In addition, the Guidance prohibits depositories from outsourcing or assigning their responsibilities to set up capital accounts, deal with transaction information, verify trading passwords and various other services to third parties, provided, however, that certain cooperation regarding payment services with third-party payment companies and depository banks is permitted in accordance with clarifications by the CBRC.

Apart from the requirements set forth in the Interim Measures and the Guidance of Administration, the Guidance imposes certain responsibilities on online lending intermediaries, including requiring them to enter into fund depository agreements with only one commercial bank to provide fund depository services, organize independent auditing on funds depository accounts of borrowers and investors and various other services.  The Guidance also provides that online lending intermediaries are permitted to develop an online lending fund depository business only after satisfying certain conditions, including:  (i) completing registration, filing records and obtaining a business license from the Industry and Commerce Administration Department; (ii) filing records with the local financial regulator; and (iii) applying for a corresponding value-added telecommunications business license pursuant with the relevant telecommunication authorities.  The Guidance also requires online lending intermediaries to perform various obligations, and prohibits them advertising their services with the information of their depository except for in accordance with necessary exposure requirements, the interpretation and applicability of which is unclear, as well as oversight requirements.  The Guidance also raises other business standards and miscellaneous requirements for depositories and online lending intermediaries as well.  Online lending intermediaries and commercial banks conducting the online depository services prior to the effectiveness of the Guidance have a six-month grace period to rectify any activities not in compliance with the Guidance.

In addition, on April 7, 2017, the CBRC issued the Guideline of Risk Prevention and Control of Banking Industry, which prohibits online lending intermediaries from (i) approaching potential borrowers that are incapable of repaying or (ii) offering online lending services to college students under the age of 18.

In August 2017, the CBRC released the Guidelines on Information Disclosure of the Business Activities of Online Lending Intermediaries, or the Disclosure Guidelines.  The Disclosure Guidelines further clarify the disclosure requirements for online lending intermediaries.  Pursuant to the Disclosure Guidelines, online lending intermediaries are required to disclose certain information including:  (i) filing information, organization of information, auditing information and dealing information, all of which must be publicly disclosed; (ii) basic information concerning the borrowers and loans, risk assessments of such loans and information concerning outstanding loans on the platform, all of which must be disclosed to the investors; and (iii) any event that would result in a material adverse effect to the operations of the online lending intermediary, which must be publicly disclosed within 48 hours of the event on such online intermediary’s website and other internet channels, including mobile applications, WeChat official accounts and Weibo.  The Disclosure Guidelines also require online lending service providers to record all disclosed information and retain such information for no less than five years from the disclosure date.  To the extent that online lending service providers are not in full compliance within six months of the Disclosure Guidelines, they are required to bring their operations into compliance within six months of the date the Disclosure Guidelines were issued.

In December 2017, the Office of the Leading Group on Special Rectification of Risks in Internet Finance and the National Rectification Office jointly issued the Notice on Regulating and Rectifying "Cash Loan" Business, or Circular 141, outlining general requirements for the "cash loan" business conducted by online micro-credit companies, banking financial institutions and online lending intermediaries. Circular 141 specifies features of "cash loans," which include that they do not rely on consumption scenarios and do not have a specified use of loan proceeds. Circular 141 sets forth several general requirements with respect to "cash loan" businesses, including, without limitation: (i) no organizations or individuals may conduct lending business without obtaining approvals for such business; (ii) the aggregated borrowing costs to borrowers charged by institutions in the forms of interest and fees should be annualized and subject to private lending interest rate limits set forth in the Provisions on Private Lending Cases issued by the Supreme People's Court; (iii) all relevant institutions are required to follow certain "know-your-customer" principles and prudentially assess and determine each borrower's eligibility, credit limit and cooling-off period; (iv) loans to any borrowers without income sources are prohibited; (v) all institutions with “cash loan” lending businesses are required to enhance their internal risk controls and prudentially use a "data-driven" risk management model; and (vi) institutions with “cash loan” lending businesses and their third-party collection service providers may only use lawful means of collection, and specifically shall not use illegal or inappropriate means of collection such as threats, intimidation or harassment.

In addition, Circular 141 emphasizes several requirements for online lending intermediaries. For instance, online lending intermediaries are prohibited from facilitating any loans (i) to students or other persons without sources of repayment or capacity to repay, or (ii) with no designated use of proceeds. Online lending intermediaries are not permitted to deduct the interest, handling fee, management fee or deposit from the loan principal in advance of the loan being provided to the borrower. Further, online lending intermediaries are not permitted to outsource core business functions (including, without limitation, collecting customer information, screening and selecting customers, reviewing customers’ credit, and opening customer accounts).

Circular 141 also sets forth several requirements for banking financial institutions participating in "cash loan" businesses, including, but not limited to: (i) such banking financial institutions shall not jointly extend loans with any third-party institution that has not obtained the required lending business approvals, nor shall they fund any such institution for the purpose of extending loans in any form; (ii) with respect to loan businesses conducted in cooperation with third-party institutions, such banking financial institutions shall not outsource core business functions (including credit assessment and risk control), and shall not accept any credit enhancement services in any form (including committing to accept default risks) provided by any third-party institutions without a guarantee qualification; and (iii) such banking financial institutions must require and ensure that third-party institutions will not collect any interest or fees from borrowers.

Any violation of Circular 141 may result in penalties, including, but not limited to, suspension of operation, rectification order, condemnation, license revocation, orders to cease business operation and criminal liabilities.

On December 8, 2017, the National Rectification Office issued the Notice on Inspection Acceptance of Specific Rectification of Risk of Online Lending, or Circular 57, which provides further clarification on several matters in connection with the rectification and filing of online lending intermediaries, including, among other things:

•

Requirements relating to debt assignment. Online lending intermediaries shall not conduct asset securitization businesses. In addition, debt assignment in the asset package, the securitized assets, the trust assets or the fund unit is prohibited, and debt shall not be assigned as a financial product. The “Super Creditor Model” is also prohibited.

•

Requirements relating to risk reserve funds. Online lending intermediaries are required to  discontinue (i) setting aside risk reserve funds and (ii) originating new risk reserve funds. In addition, existing risk reserve funds balance is to be gradually reduced. Moreover, online lending intermediaries are prohibited from promoting their services by publicizing risk reserve funds, and authorities are to actively encourage online lending intermediaries to seek third parties to provide lenders with alternative means of investor protection, including third-party guarantee arrangements.

•

Requirements to qualify for filing. Circular 57 sets forth certain requirements for online lending intermediaries before qualifying for the filing, including: (i) online lending intermediaries may not conduct the "thirteen prohibited actions" or exceed the individual lending amount limit after August 24, 2016, and shall gradually reduce the balance of any such excess lending amounts; (ii) online lending intermediaries that have participated in real estate mortgage, campus loan or "cash loan" businesses are required to suspend new loan originations and the outstanding balances of any loans in excess of the individual lending amount limits shall be gradually reduced in accordance with the timetable set forth in the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business and Circular 141; and (iii) online lending intermediaries are required to set up custody accounts to hold customer funds with qualified banks that have passed certain testing and evaluation procedures established by the National Rectification Office. Online lending intermediaries that are unable to meet the requirements for rectification and filing, but continue to participate in the online lending business could face administrative sanctions, including, but not limited to, revocation of their telecommunicating business operation license, shutting down their business websites and having  financial institutions be requested to not provide any financial services to such online lending intermediaries.

•

Requirements relating to the timing of filing. Local governmental authorities are required to conduct and complete inspections of the rectification and filing requirements in accordance with the following timetable: (i) completion of filing for major online lending intermediaries by the end of April 2018; (ii) with respect to online lending intermediaries with substantial outstanding balances of prohibited loans where the timely reduction of those balance is difficult, the relevant business and outstanding balance shall be disposed and/or carved out, and filing shall be completed by the end of May 2018; and (iii) with respect to online lending intermediaries with complex and extraordinary circumstances and substantial difficulties to complete rectification, the "relevant work" shall be completed by the end of June 2018.

Some elements of our marketplace may not currently be operating in full compliance with the Guidelines, the rules proposed by the Interim Measures and other principles and regulations that have been announced in recent years. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Some aspects of our operations need to be modified to comply with existing and future requirements set forth by the CBRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.”

Regulations Related to Micro-lending Businesses

One of our PRC subsidiaries, Haidong, is regulated by the Finance Office of Qinghai Province for its micro-lending business operations pursuant to the Interim Measures for the Administration of Micro-credit Companies of Qinghai Province, Several Opinions on Promoting the Healthy Development of Micro-credit Companies and other relevant regulations.  Some of the regulations applicable to Haidong include:  (i) that its business shall focus on the lending of small amounts of capital to smaller customers; (ii) that its directors, supervisors and senior managers shall be experienced and duly qualified; (iii) that it is permitted to borrow from financial institutions, but its borrowing shall not exceed its net capital funds; (iv) that it must make full information disclosures to the relevant authorities; and (v) that its reserve ratio of asset impairment must remain above 100%.  In addition, our subsidiary, Haidong, is subject to regulations applicable to micro-credit companies incorporated in Qinghai Province, which are set forth by the Finance Office of Qinghai Province.  These regulations provide that:  (i) if loans use a micro-credit company’s own capital, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than four times the PBOC benchmark interest rate; and (ii) if loans use capital derived from certain financial institutions, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than three times the PBOC benchmark interest rate.

On August 12, 2015, the Legislative Affairs Office of the State Council announced the Non-deposit Lending Organization Regulation (draft for comments), which requires companies, including online companies, providing inter-provincial loans to obtain prior approvals from local authorities before carrying out business operations in a certain area.

On November 21, 2017, the Office of the Leading Group on Special Rectification of Risks in Internet Finance released a notice regulating that the local regulatory authorities should suspend approval for the establishment of any online micro-credit company.

We also plan, independently or collectively with other third parties, to apply for the establishment of an online micro-credit company that would have the ability to lend directly to online micro-credit borrowers in China.  However, Circular 141 requires relevant regulatory authorities to suspend approvals of online micro-credit companies and approvals of micro-credit businesses across all provinces.  In addition, Circular 141 requires online micro-credit companies to cease funding of online micro-credit loans that are not for consumption purposes and do not have a specified use of loan proceeds.  Furthermore, Circular 141 requires online micro-credit companies to gradually reduce the volume of their existing business relating to any loans that are not in compliance with Circular 141’s terms and take certain rectification measures.  Circular 141 also prohibits online micro-credit companies from providing campus loans.  Therefore, the likelihood and timing of the approval for the establishment of such online micro-credit company is uncertain.

Regulations Related to Illegal Fundraising

PRC laws and regulations prohibit persons and companies from raising funds through advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities.  Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the AIC and other governmental authorities, and can lead to civil or criminal lawsuits.

As advised by our PRC counsel, our marketplace lending practice does not violate the PRC laws and regulations prohibiting illegal fundraising because our marketplace only acts as a service provider in the facilitation of loans between borrowers and investors.  In such capacity, we do not raise funds or promise repayment of premium or interest obligations.  Nevertheless, uncertainties exist with respect to the PBOC, AIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations.  While our agreements with investors require investors to guarantee the legality of all funds investors put on our marketplace, we do not verify the source of investors’ funds separately, and therefore, to the extent that investors’ funds are obtained through illegal fundraising, we may be negligently liable as a facilitator of illegal fundraising.  In addition, while our loan agreements contain provisions that require borrowers to use the proceeds for purposes listed in their loan applications, we do not monitor the borrowers’ use of funds on an on-going basis, and therefore, to the extent that borrowers use proceeds from the loans for illegal activities, we may be negligently liable as a facilitator of an illegal use.  Although we have designed and implemented procedures to identify and eliminate instances of fraudulent conduct on our marketplace, as the number of borrowers and investors on our platform increases, we may not be able to identify all fraudulent conduct that may violate illegal fundraising laws and regulations.

Regulations Related to Unauthorized Public Offerings

The PRC Securities Law stipulates that no organization or individual is permitted to issue securities for public offering without obtaining prior approval in accordance with the provisions of the law.  The following offerings are deemed the be public offerings under the PRC Securities Law:  (i) offering of securities to nonspecific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations.  Additionally, private offerings of securities shall not be carried out through advertising, open solicitation and disguised publicity campaigns.  Uncertainties exist as to whether a transaction between one borrower and multiple investors on our marketplace would constitute a public offering.

Regulations Related to Value-Added Telecommunication Business Certificates and Foreign Investment Restrictions

PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an ICP certificate or engaging in the operation of online data processing and transaction processing without having obtained an ODPTP certificate.  These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites involved may be ordered to close.  Nevertheless, the PRC regulatory authorities’ enforcement of such regulations in the context of marketplace lending platforms remains unclear.

According to the Provisions on the Administration of Foreign-invested Telecommunication Enterprises, the ratio of investment by foreign investors in a foreign-invested telecommunication enterprise that engages in the operation of a value-added telecommunication business shall not exceed 50%.  Circular 196, which was promulgated on June 19, 2015, provides that foreign investors are permitted to invest up to 100% of the registered capital in a foreign-invested telecommunication enterprise engaging in the operation of online data processing and transaction processing (E-commerce).  However, foreign investors are only permitted to invest up to 50% of the registered capital in a foreign-invested telecommunication enterprise that engages in the operation of Internet information services.  Under either circumstance, the largest foreign investor will be required to have a satisfactory business track record and operational experience in the value-added telecommunications business.

While Circular 196 permits foreign ownership, in whole or in part, of online data and deal processing businesses (E-commerce), a sub-set of value-added telecommunications services, it is not clear whether our marketplace lending platform will be deemed as online data and deal processing.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are required to obtain a value-added telecommunication business certificate and may be subject to foreign investment restrictions.”

Administration of mobile Internet application, or App, information services are strengthened through the Regulations for Administration of Mobile Internet Application Information Services, or the MIAIS Regulations, which became effective on August 1, 2016.  The MIAIS Regulations were enacted to regulate App, App providers

(including App owners or operators) and online App stores.  Information service providers that utilize Apps are required to obtain relevant qualifications pursuant to PRC laws and regulations.

The MIAIS Regulations impose certain duties on App providers, including:  (i) verifying real identities with the registered users through mobile phone numbers; (ii) establishing and improving the mechanism for user information security protection; (iii) establishing and improving the verification and management mechanism for the information content; adopting proper sanctions and measures relating to the release of illegal information content; (iv) protecting and safeguarding users’ “rights to know and rights to choose” during installation or use; (v) respecting and protecting intellectual property rights of others; and (vi) keeping records of user log information for 60 days.

In July 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses.  Under these regulations, a commercial operator of value-added telecommunications services must obtain a license for value-added telecommunications business from the MIIT or its provincial-level counterparts.  Before the issuance of the Interim Measures in August 2016, there was no clear or official regulation or guidance from the PRC government as to whether marketplace lending services were a type of value-added telecommunication service or whether providers of these services are subject to value-added telecommunication regulations.  After the Interim Measures come into force, an online lending intermediary will be required to apply for the appropriate telecommunication business license.  However, the relevant implementation rules regarding such applications have not been issued.  Accordingly, we are currently not able to make the necessary application.

Regulations Related to Internet Advertising

The Interim Measures for Administration of Internet Advertising, or the Internet Advertising Measures, were adopted by the State Administration for Industry and Commerce and became effective on September 1, 2016.  The Internet Advertising Measures regulate Internet advertising activities.  According to the Internet Advertising Measures, Internet advertisers are responsible for the authenticity of the content of advertisements.  The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing Internet advertisements shall be true and valid.  Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements.  Publishing and circulating advertisements through the Internet shall not affect the normal use of the Internet by users.  It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission.  The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising.  “Internet advertising” as defined in the Internet Advertising Measures refers to commercial advertisements that directly or indirectly promote goods or services through websites, web pages, Internet applications or other Internet media in various forms, including texts, pictures, audio clips and videos.  Where Internet advertisements are not identifiable and marked as “advertisements”, a fine of not more than RMB100,000 may be imposed in accordance with Advertising Law.  A fine ranging from RMB5,000 to RMB30,000 may be imposed for any failure to provide a prominently marked “CLOSE” button to ensure “one-click closure”.  Advertisers who induce users to click on the content of advertisements by fraudulent means or without permission, attach advertisements or advertising links in the emails shall be imposed a fine ranging from RMB10,000 to RMB30,000.  Our marketplace is in the process of complying with the new Internet Advertising Measures during our advertising activities.

Regulations Related to Information Security and Confidentiality of User Information

Internet activities in China are regulated and restricted by the PRC government and are subject to criminal penalties under the Decision Regarding the Protection of Internet Security.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways that, among other things, result in leaks of government secrets or the spread of socially destabilizing content.  The Ministry of Public Security and its local counterparts have authority to supervise and inspect domestic websites to carry out its measures.  Internet information service providers that violate these measures may have their licenses revoked and their websites shut down.

On June 22, 2007, the Ministry of Public Security, the State Secrecy Administration and other relevant authorities jointly issued the Administrative Measures for the Hierarchical Protection of Information Security, which divides information systems into five categories and requires the operators of information systems ranking above Grade II to file an application with the local Bureau of Public Security within 30 days of the date of its security protection grade determination or since its operation.  On December 28, 2016, Shanghai Information Security Testing Evaluation and Certification Center issued the Evaluation Report of Information Security, which classifies our marketplace lending platform as Grade III under to the Administrative Measures for the Hierarchical Protection of Information Security.  However, the Ministry of Public Security orally informed us that it will not accept our application for filing until our marketplace platform completes its filing with the local finance office.  We will submit our application to the Ministry of Public Security immediately after we complete our filing with the local finance office.

The PRC government regulates the security and confidentiality of Internet users’ information.  The Administrative Measures on Internet Information Service, the Regulations on Technical Measures of Internet Security Protection and the Provisions on Protecting Personal Information of Telecommunication and Internet Users, which were issued on July 16, 2013 by the MIIT, set forth strict requirements to protect personal information of Internet users and require Internet information service providers to maintain adequate systems to protect the security of such information.  Personal information collected must be used only in connection with the services provided by the Internet information service provider.  Moreover, the Rules for Regulating the Order in the Market for Internet Information Service also protect Internet users’ personal information by (i) prohibiting Internet information service providers from unauthorized collection, disclosure or use of their users’ personal information and (ii) requiring Internet information service providers to take measures to safeguard their users’ personal information.  In December 2012, the Standing Committee of the National People’s Congress passed the Decision on Strengthening Internet Information Protection, which provides that all Internet service providers in China, including Internet information service providers, must require that their users provide identification information before entering into service agreements or providing services.

On November 7, 2016, the Standing Committee of the National People’s Congress released the Cyber Security Law, which became effective on June 1, 2017.  The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management.  For instance, under the Cyber Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC.

On April 11, 2017, the Cyberspace Administration of China announced the Measures for the Security Assessment of Personal Information and Important Data to be Transmitted Abroad (consultation draft), or the Consultation Draft of Security Assessment Measures.  The Consultation Draft of Security Assessment Measures requires network operators to conduct security assessments and obtain consents from owners of personal information prior to transmitting personal information and other important data abroad.  Moreover, under the Consultation Draft of Security Assessment Measures, the network operators are required to apply to the relevant regulatory authorities for security assessments under several circumstances, including but not limited to:  (i) if data to be transmitted abroad contains personal information of more than 500,000 users in aggregate; (ii) if the quantity of the data to be transmitted abroad is more than 1,000 gigabytes; (iii) if data to be transmitted abroad contains information regarding nuclear facilities, chemical biology, national defense or military projects, population and health, or relates to large-scale engineering activities, marine environment issues or sensitive geographic information; (iv) if data to be transmitted abroad contains network security information regarding system vulnerabilities or security protection of critical information infrastructure; (v) if key information infrastructure network operators transmit personal information and important data abroad; or (vi) if any other data to be transmitted abroad contains information that might affect national security or public interest and are required to be assessed as determined by the relevant regulatory authorities.

In May 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, which became effective on June 1, 2017.  The Interpretations provide conviction and sentencing criteria for infringements on citizens’ personal information.

Regulations Related to Company Establishment and Foreign Investment

The establishment, operation and management of corporate entities in China is governed by the Company Law of the PRC, or the Company Law.  According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies.  The Company Law applies to both PRC domestic companies and foreign-invested companies.  The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law.  According to these regulations, foreign-invested enterprises in the PRC may only pay dividends out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations.  A PRC company is required to set aside general reserves of at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment provide otherwise.  In addition, PRC companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion.  These reserves and employee welfare and bonus funds are not distributable as cash dividends.  A PRC company may not distribute any profits until any losses from prior fiscal years have been offset.  Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.  In September 2016, the National People’s Congress Standing Committee published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises.  Such decision, which became effective on October 1, 2016, changes the “filing or approval” procedure for foreign investments in China such that foreign investments in business sectors not subject to special administrative measures will only be required to complete a filing instead of the existing requirements to apply for approval.  The special entry management measures shall be promulgated or approved to be promulgated by the State Council.  Pursuant to a notice issued by NDRC and MOFCOM on October 8, 2016, the special entry management measures shall be implemented with reference to the relevant regulations as stipulated in the Catalogue of Industries for Guiding Foreign Investment in relation to the restricted foreign investment industries, prohibited foreign investment industries and encouraged foreign investment industries.  Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by MOFCOM on October 8, 2016, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities.

The Provisions on Guiding Foreign Investment and the 2015 revision of the Catalogue of Industries for Guiding Foreign Investment classify foreign investment projects into four categories:  encouraged projects, permitted projects, restricted projects and prohibited projects.  The purpose of these regulations is to direct foreign investment into certain priority industry sectors and restrict or prohibit investment in other sectors.  If the industry sector in which the investment is to occur falls into the encouraged category, foreign investment can be conducted through the establishment of a wholly foreign-owned enterprise.  If a restricted category, foreign investment may be conducted through the establishment of a wholly foreign-owned enterprise, provided certain requirements are met, and, in some cases, the establishment of a joint venture enterprise is required with varying minimum shareholdings for the Chinese party depending on the particular industry.  If a prohibited category, foreign investment of any kind is not allowed.  Any industry not falling into any of the encouraged, restricted or prohibited categories is classified as a permitted industry for foreign investment.  Our marketplace lending and risk management consulting businesses are classified as permitted foreign investment projects.  However, if our marketplace lending platform is required to obtain an ICP certificate (See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are required to obtain a value-added telecommunication business certificate and may be subject to foreign investment restrictions.”), our marketplace lending business will be classified as a restricted foreign investment project, whereupon foreign investment will not be permitted to exceed 50% and the main foreign investor will be required to have a good track record and operational experience in value-added telecommunications businesses.

In January 2015, MOFCOM published the Draft Foreign Investment Law soliciting the public’s comments.  Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise.  “Control” is broadly defined in the Draft Foreign Investment Law to cover the following summarized categories:  (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity, but having the power to secure at least 50% of the seats on the board of directors or other equivalent decision-making bodies, or having the voting power to exert material influence over the board of directors, at the shareholders’ meeting or over other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.  The Draft Foreign Investment Law specifically provides that entities established in

China, but ultimately “controlled” by foreign investors, will be treated as foreign-invested enterprises.  If a foreign-invested enterprise proposes to conduct business in an industry subject to foreign investment restrictions, the foreign-invested enterprise must go through a market entry clearance by MOFCOM before being established.  According to the Draft Foreign Investment Law, VIEs would also be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors, and accordingly would be subject to restrictions on foreign investments.  However, the Draft Foreign Investment Law does not address what actions will be taken with respect to the existing companies with a VIE structure.  As of the date hereof, it is uncertain when the Draft Foreign Investment Law will become a law, to what extent the final version will differ from the Draft Foreign Investment Law and the potential impact on companies employing a VIE structure in the PRC.  When the Draft Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

Regulations Related to Labor and Social Security

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementing Regulations of the Employment Contracts Law, labor relationships between employers and employees must be executed in written form.  Wages may not be lower than the local minimum wage.  Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees.  Employees are also required to work in safe and sanitary conditions.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch.  Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security.  Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work.  According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers).  The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016.  In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees.  As of December 31, 2016 the number of contract workers of three of our PRC operating entities exceeded the 10% cap and some of them are not engaged in temporary, auxiliary or substitutive positions.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC Labor Contract Law, any labor shortages, increased labor costs or other factors affecting our labor force may adversely affect our business, profitability and reputation.”

Under PRC laws, rules and regulations, including the Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Funds and the Regulations on the Administration of Housing Accumulation Funds, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds.  These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be subject to penalties under relevant PRC laws and regulations due to failure to make full social security and housing fund contributions for some of our employees.”

Regulations on Intellectual Property

The PRC has adopted legislation governing intellectual property rights, including copyrights, trademarks and patents.  The PRC is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection.  The amended, the Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products.  In addition, there is a voluntary registration system administered by the China Copyright Protection Center.  To address copyright infringement related to content posted or transmitted over the Internet, the National Copyright Administration and former Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet in April 2005.  These measures became effective in May 2005.

On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002, and revised in 2013, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy.  In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval.  Software copyrights may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters.  On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts.  The Copyright Protection Center of China is mandated as the software registration agency.

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002 and effective since the same date.  According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates.  Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, protects the proprietary rights to registered trademarks.  The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request.  Trademark license agreements shall be filed with the Trademark Office for record.  In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services.

The Patent Law of the PRC and its Implementation Rules provide for three types of patents:  invention, utility model and design.  The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

The Administrative Measures on the Internet Domain Names was released by the MIIT on August 24, 2017, and became effective on November 1, 2017.  The Administrative Measure on the Internet Domain Names replaces the Administrative Measures on the China Internet Domain Names promulgated by the MIIT in 2004.  The Administrative Measure on the Internet Domain Names provides that the MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names, and a domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008.  Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements.  By contrast, approval from or registration with appropriate PRC authorities or banks authorized by appropriate PRC authorities is required where RMB capital is to be converted into foreign currency and remitted out of China to pay capital expenses.

SAFE promulgated Circular 19, effective on June 1, 2015, in replacement of SAFE Circular 142, Circular 59 and Circular 45.  According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party.  Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.  Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice.  SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises.  Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure.  Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE.  In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces.  SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.  In February 2015, SAFE promulgated SAFE Circular 13, which took effect on June 1, 2015.  SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

On January 26, 2017, SAFE issued SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits.  Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated SAFE Circular 37 in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.  In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace SAFE Circular 75.  SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.  However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.  In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-

border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.  Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents and PRC entities may limit our PRC subsidiaries’ abilities to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

SAFE Regulations Relating to Employee Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007.  Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures.  Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants.  Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers.  In addition, the PRC agent is required to amend the SAFE registration with respect to our share incentive plans if there are any material changes to the share incentive plans, the PRC agent or the overseas entrusted institution or other material changes.  We and our PRC employees who have been granted incentive shares are subject to these regulations.  In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations Related to Tax

Under the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.  In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China.  Further to SAT Circular 82, in 2011, the SAT issued SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met:  (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board of directors and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

The State Administration of Taxation has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including SAT Circular 698, SAT Circular 24 and SAT Circular 7.  Pursuant to these rules and notices, if a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise, such non-PRC resident transferor must report to the tax authorities at the place where the PRC tax resident enterprise is located and is subject to a PRC withholding tax of up to 10%.  In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%.  SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose.  However, regardless of these factors, an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose and be taxable in the PRC:  (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential PRC tax on the direct transfer of those assets.  On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Circular 7 may not be subject to PRC tax.  The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties.

Under SAT Circular 7 and other PRC tax regulations, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor must act as withholding agents and are required to withhold the PRC tax from the transfer price.  If they fail to do so, the seller is required to report and pay the PRC tax to the PRC tax authorities.  If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the seller.  In addition, the tax authority may also hold the withholding agents liable and impose a penalty of 50% to 300% of the unpaid tax on them.  The penalty imposed on the purchasers may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

Regulations Related to Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009.  The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.  On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.  Based on the advice we received from Fangda Partners, our PRC counsel, we are not required to obtain approval from the CSRC for the listing and trading of our ADSs on the NYSE.

The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex.  For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.  Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed.  In addition, on February 3, 2011, the General Office of the State Council promulgated Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors.  Further, on August 25, 2011, MOFCOM promulgated the MOFCOM

Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6.  Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns.  Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review.  If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and MOFCOM under the leadership of the State Council, to carry out the security review.  The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.  There is no explicit provision or official interpretation stating that the merger or acquisition of a company engaged in the marketplace lending business requires security review.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries:

(1)	30% of Haidong’s shares are held directly by Shanghai CRF. 70% of Haidong’s shares are indirectly owned by Shanghai CRF through nominee shareholders.
D.	Property, Plant and Equipment

Our headquarters are located in Shanghai.  We have leased an aggregate of approximately 42,821 square feet of office space for our headquarters in Shanghai as of December 31, 2017. In addition to our headquarters, we have 109 data verification centers and six investor service centers throughout China, which occupy 292,887 and 51,904 square feet aggregate of office space, respectively.  All of our data verification centers and investor service centers are subject to leases varying in duration from one to six years.  We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	Operating Results

We operate one of China’s largest consumer lending marketplaces in terms of total number of loans, having facilitated approximately 33.1 million loans to approximately 4.3 million borrowers through December 31, 2017.  Our technology-driven marketplace facilitates loans between borrowers and investors, providing borrowers with accessible, affordable credit and investors with attractive risk-adjusted returns.  We view prime and near-prime EMMAs (Emerging Middle-class, Mobile Active consumers) as our target market.  We believe EMMAs constitute one of the largest untapped consumer credit market opportunities in the world.

We have built a marketplace to reach and serve EMMAs via mobile devices.  We acquire quality borrowers through multiple channels, including social networks, online travel agencies, e-commerce platforms and payment service providers.  We use predictive selection technology to assess and select quality borrowers.  Our data channel partners provide us with valuable information regarding the behavioral and transactional data of potential borrowers in a market where approximately 75% of consumers do not have a credit history.  We analyze this nontraditional and unstructured data using our proprietary predictive models powered by machine learning, big data algorithms, and unique scoring technologies to assess creditworthiness.  As we accumulate more credit behavioral data, we continuously refine our algorithms based on the repayment history of our borrowers.

Our management team provided credit analytic and consulting services to some of China’s largest banks for over 17 years and helped them develop credit scoring models and risk management systems to issue over 100 million credit cards.  In 2010, we began to facilitate direct sales lifestyle loan products.  Beginning in November 2014, we launched a mobile-based loan product known as consumption loans and began acquiring customers on a large scale.

We offer flexible products to serve the lifetime credit needs of EMMAs.  Our consumption loans are loans with terms of between two weeks to three months, which have principal amounts generally in the range of RMB500 (approximately US$77) to RMB6,000 (approximately US$922).  Our lifestyle loans are loans with terms of between three months and three years, which have principal amounts generally in the range of RMB6,000 (approximately US$922) to RMB100,000 (approximately US$15,370).

Our “low and grow” business strategy focuses on first facilitating initial loans to higher quality borrowers that we selectively target using our predictive selection technology and then retaining them as borrowers by offering them more loan products and charging lower borrowing cost.  We apply automated decisioning technology on a loan-by-loan basis to determine qualified borrowers for larger loans, the loan amount, fees, interest rates and term of these loans.  For loans above RMB6,000 (approximately US$922), the process is supplemented with data verification.  Under this strategy, as repeat borrowers qualify for larger consumption loans and, eventually, lifestyle loans, we expect to be able to generate increased transaction fees.

We have built a diverse investor base consisting of affluent, high net worth, family offices and institutional investors.  These investors are attracted to our marketplace because of the range of loan durations available on our platform, including short-term loans, our marketplace’s risk-adjusted investment returns, our track record, the intrinsic diversification on our platform and our corporate governance standards.

We generate revenues primarily from transaction fees and service fees paid by borrowers and investors on our marketplace.  We do not assume credit risk for the loans facilitated on our marketplace.

In order to encourage investors to make consumption loans to first-time borrowers on our marketplace, we offer customer acquisition incentives.  The customer acquisition cost for consumption loans on an average per borrower basis was approximately US$17 in 2016 and US$17 in 2017.  Under U.S. GAAP, these customer acquisition incentives are netted from our transaction and service fees.  As borrowers pay off their initial loans and undertake repeat borrowing, we offer them larger loans based on more credit data, and we are able to generate more transaction fees to offset these customer acquisition incentives.

We have achieved significant growth in recent years.  Our total number of loans facilitated on our marketplace increased from 4.6 million in 2015 to 6 million in 2016, and further to 22.4 million in 2017.  Our number of borrowers on our platform increased from 701,019 in 2015 to 1.4 million in 2016, and further to 2.9 million in 2017.  Our gross billings on transaction and service fees, increased by 2.8%, or US$1.9 million, from US$66.0 million in 2015 to US$67.9 million in 2016, and by 102.1%, or US$69.3 million, from US$67.9 million in 2016 to US$137.2 million in 2017.  We had net profit (loss) of US$(30.0) million, US$(33.4) million and US$(36.6) million in 2015, 2016 and 2017, respectively.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.  The main metrics we consider are set forth in the table below.

	As of and for the Year Ended December 31,
	2015	2016	2017
Number of loans facilitated (in thousands)(1)
Consumption loans	4,594	5,968	22,330
Lifestyle loans	38	38	35
Total	4,632	6,006	22,365
Number of borrowers (in thousands)(2)	701	1,420	4,284
Repeat borrower rate(3)	65%	67%	76%
Loan volume (in US$ millions)(4)
Consumption loans	349.1	611.5	2,851.4
Lifestyle loans	391.6	450.5	413.2
Total	740.7	1,062.0	3,264.6
Gross billings on transaction and service fee (in US$ millions)(5)
Consumption loans	5.6	9.8	87.4
Lifestyle loans	60.5	58.1	49.8
Total	66.0	67.9	137.2

(1)	Number of loans facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.
(2)	Number of borrowers is defined as the total number of borrowers on our marketplace since our inception as measured as of the relevant date.
(3)

Repeat borrower rate is defined as the total number of borrowers who borrowed more than one loan on our marketplace since our inception divided by the total number of borrowers on our marketplace since our inception as measured, each as of the relevant date.

(4)	Loan volume is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.
(5)	Gross billings on transaction and service fee is defined as transaction and service fee billed to customers, inclusive of related value added tax, before deduction of customer acquisition incentive.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Demand for Consumer Credit in China, Borrower Acquisition and Repeat Borrowers

The effectiveness of our marketplace is largely dependent on the demand for consumer credit in China and our ability to make our marketplace accessible to a large number of potential borrowers.  We intend to make our marketplace accessible to as many qualified EMMA borrowers as possible in a cost-effective manner.  According to the PBOC, as of December 31, 2015, approximately 75% of China’s consumers did not have a credit history.  We believe this is because banks in China do not lend to EMMAs due to the absence of credit data, the costs associated with data collection and the inability of banks to engage in variable pricing.  Our proprietary technology creates the significant advantage of a highly scalable borrower acquisition platform for accessing these underserved EMMAs.  Through our “low and grow” strategy, we initially offer smaller, shorter-term loans to these EMMAs and then use our proprietary decisioning technology to proactively offer them larger, longer-term loans as they demonstrate positive credit behavior, allowing us to retain high quality EMMAs with significant lifetime customer value.  We believe our ability to attract a large number of quality borrowers to our marketplace at a lower cost, which in turn facilitates investor acquisition and retention, differentiates us from our competitors in the Chinese consumer credit market.

PRC Regulatory Environment

The regulatory environment for the consumer lending industry in China is evolving and creating opportunities that could affect our results of operations.  Most recently, multiple PRC governmental authorities have published and promulgated various new laws and rules to further regulate the marketplace lending industry in China.  See “Item 4. Information on the Company— B. Business Overview—Regulation.”  We have closely tracked the development and implementation of new rules and regulations likely to affect us.  These requirements have created entry barriers for many consumer lending companies in China and further differentiated us from our competitors.  We will continue to ensure timely compliance with new rules, and believe that such timely compliance with these newly promulgated rules will provide us with a competitive advantage in the PRC consumer lending industry.  We expect that our operations will need to be further modified to comply with relevant PRC laws and regulations on consumer lending as the regulatory regime for this sector continues to evolve.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Some aspects of our operations need to be modified to comply with existing and future requirements set forth by the CBRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.”  Such compliance may increase our operating costs, but may also drive increased loan volume to our marketplace, thereby increasing our revenue.

Effectiveness of Our Proprietary Credit Assessment Technology

We are a technology-driven company, and we have made and will continue to make substantial investment in research and development of proprietary and innovative technology and know-how to operate our marketplace.  Leveraging our decade-long history of creating credit solutions for Chinese financial institutions and over five years of “test and learn” experience in facilitating marketplace lending, we have developed proprietary predictive selection technology that addresses credit data limitations in China.  We utilize predictive selection technology to pre-screen potential borrowers for consumption loans.  We evaluate our proprietary credit assessment technology on a regular basis and leverage the additional data on loan history experience, borrower behavior, economic factors and prepayment trends that we accumulate to continually improve our technology.  Our loan volumes and financial performance will continue to be dependent on our ability to effectively evaluate potential borrowers’ credit profiles and forecast default rates.  For the years ended December 31, 2015, 2016 and 2017, we spent US$2.3 million, US$3.4 million and US$8.4 million, respectively, on research and development activities.

Ability to Retain Existing Borrowers as Repeat Borrowers

We believe the number of repeat borrowers on our platform is important to our financial results.  As of December 31, 2017, 76% of the borrowers on our marketplace were repeat borrowers.  Repeat borrowing reduces our average cost of acquiring borrowers, which are predominantly associated with the acquisition of first-time borrowers.  Our repeat borrowers tend to increase their loan sizes with each subsequent loan, thereby increasing the amount of fees generated per loan.  We believe our increasing number of repeat borrowers is primarily due to the continued improvement in loan products and our customer services.  Our ability to continue to retain existing borrowers as repeat borrowers, and thereby increasing their lifetime customer value, will be an important factor in our continued revenue growth and profitability.

Average Annual Investment Return

The ability of our marketplace to continue to attract potential borrowers and investors is largely dependent on our marketplace’s effectiveness.  A key measure in assessing effectiveness is average annual investment return, which is calculated as the return to investors on our marketplace net of credit losses and, in the case of lifestyle loans, taking into account payments from the Safeguard Program (prior to February 2018, when we ceased providing and operating our Safeguard Program).  For consumption loans, annual investment return is calculated as total interest income received by the investors, plus customer acquisition incentives we pay to investors, less service fees investors pay to us, less credit losses from consumption loans borne by the investors, all divided by the weighted average balance of capital that the investors have made available for lending on our platform.  For lifestyle loans, annual investment return is calculated as total interest income received by the investors, less service fees the investors pay to us, less subsequent contributions to the Safeguard Program borne by the investors (prior to February 2018, when we ceased providing and operating our Safeguard Program), all divided by the weighted average balance of capital that the investors have made available for lending on our platform.  Annual investment return for investors of consumption loans was 12.8%, 10.4% and 8.5% per annum for the years ended December 31, 2015, 2016 and 2017, respectively.  In the years ended December 31, 2015, 2016 and 2017, average annual investment return for investors of lifestyle loans was 11.5%, 11.3% and 10.5%, respectively.  To the extent that our competitors or other investment opportunities have higher average annual investment returns, investors may lend their capital on other marketplaces or other investment opportunities.

Seasonality

Our operating results are influenced by seasonal factors, including the timing of national holidays, as well as consumer spending habits and patterns.  Demand for lifestyle loans facilitated by our marketplace is generally higher in the third and fourth quarters, due to general consumer spending habits.  As a result, we earn a higher portion of our revenue during the third and fourth quarters.  However, as we only have a relatively short operating history for our consumption loan program, the seasonal impact of such loan program on our financial results is unclear.  Therefore, while the seasonality of borrowing habits in China has an impact on our financial results, this impact may change depending on changes in consumer spending habits and the relative rates of growth in the volumes of our different loan products.

Selected Statements of Operations Items

Revenue

The table below sets forth the breakdown our revenue for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
	(in thousands)
Revenue
Transaction and service fees (net of customer acquisition incentive)	62,535	55,891	91,621
Other revenue	946	1,092	1,156
	63,481	56,983	92,777
(Provision)/Reversal of provision for loan losses	(3,924)	—	13
Discretionary payments	—	—	(4,576)
Business related taxes and surcharges	(3,424)	(1,122)	(503)
Net revenue	56,133	55,861	87,711

We generate revenue primarily from transaction and service fees by providing lending-related services on our marketplace.  Our services include (i) loan matching services through which we match investors to borrowers on our marketplace and facilitate the execution of loan agreements between the investor and the borrower; (ii) loan repayment services through which we assist investors in collecting loan payment from borrowers; and (iii) prior to February 2018, when we ceased providing and operating our Safeguard Program, management of a Safeguard Program under which a fund was maintained and used in the event of borrowers’ defaults to repay investors who opted into the Safeguard Program. See “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Critical Accounting Policies—Safeguard Program.”  Prior to approving potential borrowers for lifestyle loans, we verify data submitted by the borrower, including his or her name, age, residential address, government identification number, place of employment, bank account information and other information.

We categorize the vast majority of loans facilitated on our marketplace as either consumption loans or lifestyle loans.  Consumption loans are loans with maturities between two weeks and three months, which have principal amounts generally in the range of RMB500 (approximately US$77) to RMB6,000 (approximately US$922).  Consumption loans are made either using our proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on our marketplace.  Lifestyle loans are loans with maturities of between three months and three years, which have principal amounts generally in the range of RMB6,000 (approximately US$922) to RMB100,000 (approximately US$15,370).  Borrowers of loans with principal amounts greater than RMB6,000 (approximately US$922) are required to submit their data for verification prior to the loan being issued.  Other than consumption and lifestyle loans, certain loans are sourced from our micro-lending operations by our subsidiary, Haidong.  Such loans accounted for less than 1% of the total loans facilitated on our marketplace as of December 31, 2017.  Set forth below is a table showing the interest rates and transaction fee rates of each type of loan.

		2015			2016			2017
Type of loans	Maturity Length	Average interest rate (p.a.)	Average rate of transaction fee	Average service fee	Average interest rate (p.a.)	Average rate of transaction fee	Average service fee	Average interest rate (p.a.)	Average rate of transaction fee	Average service fee
Consumption loans	Less than 3 months	21%	1-2% of loan principal	0.35% of loan principal	21%	1-2% of loan principal	0.35% of loan principal	21%	1.5-3.3% of loan principal	0.3% of loan principal
Lifestyle loans	3 months to 3 years	15%	14% of loan principal	1.6% of loan principal	15%	11% of loan principal	1.6% of loan principal	15%	10.6% of loan principal	1.5% of loan principal
Micro-credit loans	1 year to 3 years	18%	1% of loan principal	—	18%	1% of loan principal	—	18%	1% of loan principal	—

We generate revenue from transaction fees and service fees.  For consumption loans, the transaction fees can only be recognized upon collection because they are contingent until that time.  For lifestyle loans, we recognize transaction fees from borrowers upon successful loan matching, when the loan agreement is executed and the loan amount is provided by the investor to the borrower.  The service fees earned from investors are recognized over the loan term as services are provided and upon collection.  Transaction fees of US$55.5 million, US$48.9 million and US$76.3 million, and service fees of US$7.0 million, US$7.0 million and US$15.3 million, were recognized during the years ended December 31, 2015, 2016 and 2017, respectively.  The decrease in total transaction fees was mainly due to the decrease in average transaction fees for lifestyle loans from 14% in 2015 to 11% in 2016  and to 10.6% in 2017 as a result of increased borrower quality.

Our marketplace offers loan types with various maturities and rates in order to meet the needs of borrowers.  In February 2015, we introduced consumption loans on our marketplace on a large scale.  The transaction fees for these consumption loans are 1-3% of the principal amount while transaction fees for lifestyle loans have been on average 11% and 10.6% of the principal amount in 2016 and 2017, respectively.  This difference in transaction fee percentages of principal amounts for consumption and lifestyle loans is a function of the differing origination models, differing maturities and data verification procedures of these two types of loans.  We generally charge higher transaction fees on lifestyle loans.

Our gross billings on transaction and service fees were US$66.0 million, US$67.9 million and US$137.2 million, for the years ended December 31, 2015, 2016 and 2017, respectively.  Gross billings on transaction and service fees arising from lifestyle loans represented 15.4%, 12.9% and 12.0% of the lifestyle loan volume amounts in the years ended December 31, 2015, 2016 and 2017, respectively.  The gross billings on transaction and service fees arising from lifestyle loans did not increase in proportion to the increase in loan volume mainly because of the reduced average rate of transaction fees as a result of improved borrower quality and the change in loan product mix.

Under our business model, we seek to facilitate more loans to higher quality borrowers and gradually lower borrowing costs.  We believe that higher quality borrowers are correlated to lower fee rates because they are more price-sensitive.  We can offer lower rates and larger loans to borrowers who have demonstrated their repayment history and other favorable behavioral data on our platform.  We believe that we will be able to generate increasing fee revenue from increased loan volumes from these higher quality borrowers even as our fee rates decrease.

Our gross billings on consumption loans were 1.5%, 1.6% and 3.1% of the consumption loan volume amount in the years ended December 31, 2015, 2016 and 2017, respectively.  This increase is mainly due to the fact that as we continue to execute our “low and grow” strategy, borrowers on our platform have repeatedly borrowed and have borrowed larger loans with longer term lengths.  Because consumption loan borrowers have high repeat borrowing patterns and we only pay customer acquisition incentives with respect to first-time borrowers of consumption loans, we expect to generate repeat gross billings without significant additional acquisition cost.

The total number of consumption loans facilitated on our marketplace was 4.6 million, 6.0 million and 22.3 million in 2015, 2016 and 2017, respectively.  The average size of consumption loans facilitated on our marketplace was US$76, US$102 and US$131 in 2015, 2016 and 2017, respectively.  Consumption loans were launched in the fourth quarter of 2014 with average transaction fees of approximately 1% to 2% and 2% to 3% of the principal amount in 2016 and 2017, respectively.  The total number of lifestyle loans facilitated on our marketplace was 38,190, 37,894 and 35,026 during each of the years ended December 31, 2015, 2016 and 2017, respectively.  The average size of lifestyle loans facilitated on our marketplace increased from US$10,254 in 2015 to US$11,887 in 2016 and US$12,080 in 2017.  The total number of loans facilitated on our marketplace increased from 4.6 million in 2015 to 6.0 million in 2016 and 22.4 million in 2017.  As of December 31, 2017, approximately 33.1 million loans had been facilitated on our marketplace.

In addition, we generate a small portion of other revenue, which consists of (i) interest income on micro-credit loans provided by Haidong in connection with its micro-credit loan business, and (ii) credit consulting fees collected by our subsidiary, Capital Financial Co., Ltd., in connection with its credit consulting services provided to Chinese banks.  Our other revenue amounted to US$0.9 million, US$1.1 million and US$1.2 million, representing 1.5%, 1.9% and 1.3% of our revenue, for the years ended December 31, 2015, 2016 and 2017, respectively.

Customer Acquisition Incentives

In order to encourage investors to make consumption loans to first-time borrowers on our marketplace, we offer customer acquisition incentives.  Customer acquisition incentives, approximately US$17 per new borrower for the year ended December 31, 2016 and US$13 per new borrower for the year ended December 31, 2017, are only paid when an investor funds a loan facilitated on our platform for a first-time consumption loan borrower.  Customer acquisition incentives are both a marketing tool and an incentive to help us penetrate the consumption loan business and maximize the portion of the overall fees that we may retain from these borrowers by mitigating potential financial losses from first-time borrowers of consumption loans.  Although we pay customer acquisition incentives to investors, we do not assume any credit risk for investors.  Investors bear ultimate credit losses for loans they fund, and this amount could be in excess of any customer acquisition incentives they receive.  These incentives amounted to US$7.1 million, US$9.0 million and US$38.1 million in 2015, 2016 and 2017, respectively, of which US$3.5 million, US$8.3 million and US$38.1 million, respectively, was recorded as a reduction of revenue and US$3.6 million, US$0.7 million and US$0, respectively, was recognized as sales and marketing expenses.  When recording these incentives as a reduction in revenue results in negative revenue on a cumulative basis from an investor, the cumulative shortfall is re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program, which may not result in sufficient probable future revenue to recover such shortfall.  Customer acquisition incentive payments are settled on a quarterly basis with participating consumption loan investors.  We believe our payments of customer acquisition incentives help us increase the pool of capital available to make loans to new borrowers on our marketplace, which in turn help us increase the number of new borrowers.

While there are inherent uncertainties with our consumption loan business, the average time needed to recoup customer acquisition costs has shortened from 4.1 quarters in 2016 to 2.1 quarters in 2017.  We believe that our customer acquisition incentives are a cost-effective customer acquisition tool, and we expect to continue this business strategy during our market-penetration stage of growth.

Discretionary Payments

Due to the sudden regulatory change and adverse market impact, in order to ensure sustainability of the business and minimize any liquidity risk, the Company made certain discretionary payments to compensate the investors who invested in the trust plan program based on negotiated terms between relevant parties even though contractually the Company is not obligated. These payments, which amounted to US$4.6 million, were recorded as a reduction of revenue for the year ended December 31, 2017.

Operating Expenses

Our primary operating expenses consist of (i) servicing expenses, (ii) sales and marketing expenses, and (iii) general and administrative expenses.  The table below sets forth the breakdown of our operating expenses for the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	Amount (US$)	% of Total Operating Expenses	Amount (US$)	% of Total Operating Expenses	Amount (US$)	% of Total Operating Expenses
	(in thousands, except percentages)
Operating expenses
Servicing expenses	13,484	16.1%	13,889	15.5%	13,651	11.0%
Sales and marketing expenses	34,182	40.8%	29,954	33.6%	45,341	36.3%
General and administrative expenses	30,355	36.3%	36,742	41.2%	54,121	43.4%
Product development expenses	5,675	6.8%	8,630	9.7%	11,642	9.3%
Total operating expenses	83,696	100.0%	89,215	100.0%	124,755	100.0%

Our servicing expenses consist primarily of data verification costs, including the salaries and benefits and other expenses incurred by our data verification personnel, which are responsible for credit assessment and related customer support for lifestyle loans.  We incur data verification costs on all loans with principal amounts greater than RMB6,000 (approximately US$922), the application and initial vetting.  Our servicing expenses amounted to US$13.5 million, US$13.9 million and US$13.7 million for the years ended December 31, 2015, 2016 and 2017, respectively.  The increase in servicing expenses from 2015 to 2016 and 2017 was primarily driven by the expansion in the number of data verification centers from 103 as of December 31, 2015 to 107 as of December 31, 2016 and 109 as of December 31, 2017.

Our sales and marketing expenses consist primarily of salaries and benefits and other expenses incurred by our sales and marketing personnel.  Our sales and marketing expenses decreased from US$34.2 million in the year ended December 31, 2015 to US$30.0 million in the year ended December 31, 2016 despite the increase in loan volume, which is attributable to increased operating efficiency, optimization of our sales force and the reduction in the amount of acquisition costs being recognized in sales and marketing expenses in 2016 as compared to 2015.  Our sales and marketing expenses increased from US$30.0 million in the year ended December 31, 2016 to US$45.3 million in the year ended December 31, 2017 mainly due to the acquisition of new consumption loan borrowers of 2.8 million.

Our general and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance and administrative personnel, rental, office administration and utility expenses, fees to third-party payment processors, professional service fees and other management expenses such as traveling costs.  General office and administration expenses totaled US$12.8 million, US$15.5 million and US$23.8 million, accounting for 42.2%, 42.2% and 44.0% of total general and administrative expenses, for the years ended December 31, 2015, 2016 and 2017, respectively.  Salaries and employee benefits (excluding data verification personnel) decreased by US$2.8 million, or 30.1%, to US$6.5 million, and rental expense increased by US$0.5 million, or 8.3%, to US$6.5 million in 2016 as compared to the prior year.  These expenses remained relatively stable despite the substantial increase in loan volume facilitated on our marketplace as a result of improved operating efficiency.  Salaries and employee benefits (excluding data verification personnel) decreased by US$0.1 million, or 2.0%, to US$6.3 million in 2017 as compared to the prior year.  Rental expenses increased by US$0.5 million, or 8.3%, to US$6.5 million in 2016 as compared to the prior year.   Rental expenses decreased by US$0.6 million, or 9.7%, to US$5.9 million in 2017 as compared to the prior year.  The amount of fees we paid to the third-party payment processors and commercial banks for servicing borrower payments on loans facilitated on our platform were US$403,000, US$1,360,000 and US$3,890,000 for the years ended December 31, 2015, 2016 and 2017, respectively.  The increase in the fees paid to the third-party payment processors was a combined result of (i) the introduction of new mobile-based third- party payment processing companies to enhance user experience; (ii) higher service rates charged by certain of our third-party payment companies; and (iii) the increase in consumption loan transaction volume.  Our total general and administrative expenses amounted to US$30.4 million, US$36.7 million and US$54.1 million for the years ended December 31, 2015, 2016 and 2017, respectively.  These increases were primarily due to the increase in related corporate-level operational functions such as product management, customer service, call centers and data analytics, as well as technology infrastructure.  As part of our general and administrative expenses, we recognized share-based compensation expense for incentive shares of US$0.6 million, US$1.0 million and US$2.5 million in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2015, 2016 and 2017, respectively.

Our product development expenses consist primarily of expenses incurred in connection with loan matching, gathering historical data and borrowing behaviors of borrowers and potential borrowers, and monitoring and maintaining our marketplace lending platform.  Our product development expenses amounted to US$5.7 million, US$8.6 million and US$11.6 million in the years ended December 31, 2015, 2016 and 2017, respectively.  The increase in product development expenses was primarily driven by the increase in number of loans and loan volume on our marketplace lending platform.

Other income (expense), net

Our other income consists primarily of (i) loss on convertible promissory notes, (ii) government grants, (iii) fair value changes of financial instrument, (iv) interest income and expenses, (v) foreign exchange loss, and (vi) other expenses.  The table below sets forth the breakdown of other income for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
	(in thousands)
Government grants	597	560	—
Fair value changes of financial instrument	199	33	—
Interest income	144	29	31
Interest expenses	(1,201)	—	—
Foreign exchange loss	(392)	(246)	52
Loss on extinguishment of convertible promissory notes	(2,232)	(271)	(25)
Depositary bank incentive	—	—	368
Others	429	(114)	82
Total other income (expense), net	(2,456)	(9)	508

Our government grants represent grants we received from the local government from time to time at the discretion of the relevant government authorities.  These grants are for general corporate purposes and to support our ongoing operations in the region.  There are no restrictions on the use of the grants.

Interest expenses mainly represent interest paid on issuance of promissory notes.  Loss on convertible promissory notes represents the beneficiary conversion feature upon conversion of the convertible promissory note to preferred shares.  The balance is a result of the difference between the carrying value of the debt component of the promissory notes (carried at amortized cost) and the fair value of the debt component of the promissory notes, as the bifurcated conversion option derivative liability is marked to market through the date of conversion.

Taxation

Cayman Islands

We are registered in the Cayman Islands.  Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands.  In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Our wholly owned subsidiary, CRF China Limited, was incorporated in the British Virgin Islands.  Under the applicable laws of the British Virgin Islands, CRF China Limited was not subject to income or capital gains taxes.  In addition, payment of dividends to the shareholders of CRF China Limited was not subject to withholding tax in the British Virgin Islands.

USA

China Risk Finance LLC (our predecessor entity) and our subsidiaries China Capital Financial LLC and HML China LLC, which were established in the United States, are fiscally transparent for U.S. federal income tax and state income tax purposes and therefore are not subject to tax.  On August 18, 2015, China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation.  In 2016, we formed a subsidiary, CRF Technology Corporation, which is classified as a corporation for U.S. federal income tax purposes and is therefore subject to U.S. federal income tax.  On March 26, 2018, CRF Technology Corporation, which was originally incorporated on November 18, 2016, was converted to a California limited liability company and changed its name to CRF Technology, LLC, and is referred to herein as CRF Technology.

Hong Kong

Our subsidiary, CRF China Holding Co., Ltd., which was incorporated in Hong Kong in February 2015, is subject to the uniform tax rate of 16.5%.  Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends.

PRC

Our PRC subsidiaries are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.  Pursuant to the EIT Law and its implementation rules, both of which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%.  All of our PRC subsidiaries are subject to the income tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this prospectus.

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income.  The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our ADS holders and shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013.  According to the implementation circulars released by the Ministry of Finance and the

State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services.  The Measures for the Implementation of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax, or the VAT Measures, became effective on May 1, 2016.  According to the VAT Measures, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay VAT instead of business tax.  Under this transition, the tax base for additional tax changes from the base amount under the business tax to the base amount under VAT.  All of our PRC subsidiaries were subject to the VAT Pilot Program as of December 31, 2016, majority of which were subject to a rate of 6%, in lieu of business tax.  With the adoption of the VAT Measures, our revenues are subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period.  Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided.  Therefore, we have adopted the net presentation of VAT.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities.  We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries and their shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017, which have been prepared in accordance with U.S. GAAP.  Our management is required to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

The application of our accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.  For further information on our significant accounting policies, see note 2 to our consolidated financial statements included elsewhere in this annual report.  We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenue is recognized when each of the following criteria are met:

1)	Persuasive evidence of an arrangement exists;
2)	Services have been rendered;
3)	Pricing is fixed or determinable; and
4)	Collectability is reasonably assured.

Marketplace lending services—Consumption loans

We launched the offering of consumption loans in the fourth quarter of 2014.  Our services for these loans consist of:

a)	matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”); and
b)	providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “loan repayment”).

Pursuant to the agreements entered into by marketplace investors in consumption loans on our platform, some consumption loan investors authorize us to enter into loan contracts with borrowers on their behalf, thus legally empowering us to act on their behalf.  For these consumption loans entered into under our subsidiary’s name, although the loan contract is entered into under the name of our subsidiary rather than the consumption loan investor, the debtor-creditor relationship is established between the borrower and the consumption loan investor, not between the borrower and us or our subsidiary.  The consumption loan investor, being the originator of the loan, is entitled to all the rights and obligations of a lender under the loan contract, including the legal right to collect funds directly from the borrower in the case of default, and bears the ultimate credit risk.  We are not legally entitled to the economic benefits of the loan.  The borrower is obligated to fully repay the principal and interests to the marketplace investor.  Our creditors are not entitled to claim against the loans facilitated on our platform in the case of our bankruptcy under PRC laws and regulations.

Under the agreements entered into by consumption loan investors on our platform, we are obligated to recommend borrowers to these investors using our predictive selection technology.  We are also obligated to enter into loan contracts with these borrowers on the consumption loan investors’ behalves, transfer the consumption loan investors’ funds to the borrowers at loan inception and facilitate the principal and interest payments by the borrowers.  Accordingly, we have the right to charge consumption loan investors service fees for loan repayment services provided.

In light of the above, we determined that we are not the legal lender and legal borrower in the loan origination and repayment process.  Accordingly, we do not record loans receivable and payable arising from the loans between the marketplace investors and the borrowers.  We have determined that the consumption loan transactions contain the following two elements:  loan matching and loan repayment.  Although we provide a loan matching service at loan inception and a repayment service when the repayment is due, the collection of both service fees is contingent upon actual repayments from the borrowers.  Accordingly, we recognize service fees relating to the consumption loans upon repayment by the borrowers.

Marketplace lending services—Lifestyle loans

We generate transaction and service fees by providing marketplace lending services to the users of our lending marketplace for lifestyle loans.  Our services consist of:

a)	matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);
b)	providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “loan repayment”); and
c)

prior to February 2018, when we ceased providing and operating our Safeguard Program, the Safeguard Program. See “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Critical Accounting Policies—Safeguard Program.”

According to the lifestyle loan agreements entered into by borrowers and marketplace investors on our platform, both the borrower and marketplace investor confirm that they enter into a debtor-creditor relationship directly with each other.  The lifestyle loan investor is entitled to determine whether to fund the borrower’s loan at its own discretion.  The lifestyle loan investor bears the ultimate credit risk and has the legal right to collect funds directly from the borrower if the borrower defaults.  The lifestyle loan borrower is obligated to fully repay the principal and interest to the lifestyle loan investor.  Our creditors are not entitled to claim against the loans facilitated through our platform in the case of our bankruptcy under PRC laws and regulations.

We are obligated to recommend borrowers to a lifestyle loan investor; provide a credit review report on the potential borrower to the lifestyle loan investor (which makes its own investment decision unless it grants us that authority); and assist the lifestyle loan investor to fund its escrow account, transfer funds to the borrower’s account and facilitate the repayment of principal and interest by the borrower.  Prior to February 2018, when we ceased providing and operating our Safeguard Program, we were obligated to compensate lifestyle loan investors that were owed overdue interest and principle payments of a defaulting borrower with funds from the Safeguard Program (to the extent that investors opted into the Safeguard Program), but our liability was limited to the funds available in the Safeguard Program.  The remaining credit losses were borne by the lifestyle loan investors.  Accordingly, we had the right to charge lifestyle loan investors an account management service fee for loan repayment and management of the Safeguard Program.

In light of the above, we determined that we are not the legal lender or borrower in the loan origination and repayment process.  Accordingly, we do not record loans receivable and payable arising from the loan between the marketplace investor and the borrower.  We have determined that the marketplace lending transactions contain the following multiple elements:  loan matching; loan repayment; and management of the Safeguard Program (prior to February 2018, when we ceased providing and operating our Safeguard Program).  We determined that both marketplace investors and borrowers are our customers.  We receive payments from borrowers at loan inception and from marketplace investors over the term of the loan.  In the case of loans for which investors have opted into the Safeguard Program (prior to February 2018, when we ceased providing and operating our Safeguard Program) a portion of the amount received on such loans from both the investors and borrowers was allocated to the Safeguard Program in accordance with ASC Topic 460, Guarantees at fair value, including a margin.  The remaining amount from marketplace investors was allocated to loan matching and loan repayment services using best estimated selling price, as neither vendor specific objective evidence or third-party evidence of selling price was available.  However, as the revenue for both of these services was recognized upon repayments, there was no impact to timing or the amount of revenue recognized if the amounts were allocated.  Accordingly, the use of any best estimated selling price for these two services was not necessary.

Transaction revenue is recognized for loan matching from borrowers at loan inception.  Revenue earned from investors for loan matching and loan repayment services is recognized over the term of the loan as cash is received.  Prior to February 2018, when we ceased providing and operating our Safeguard Program, revenue from management of the Safeguard Program was recognized ratably over the term of the loan.

Customer acquisition incentives

In order to incentivize investors, we provide incentives to marketplace investors who commit to invest a certain amount of money to the consumption loan program for a defined period of time, which is calculated based on incentives for each first-time consumption loan multiplied by the total number of first-time borrowers for each period.  Such cash incentives are accrued as they are earned by the marketplace investors and are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50.  When recording these incentives as a reduction in revenue results in negative revenue for a marketplace investor on a cumulative basis, the cumulative shortfall is re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program which may not result in sufficient probable future revenue to us to recover such shortfall.  During the years ended December 31, 2015, 2016 and 2017, we recorded cash incentives of US$7.1 million, US$9.0 million and US$38.1 million, respectively, of which US$3.5 million, US$8.3 million and US$38.1 million, respectively, was recorded as a reduction of revenue and US$3.6 million, US$0.7 million and US$0, respectively, was recognized as sales and marketing expenses.  Gross billings on transaction and service fee is defined as transaction and service fee billed to customers, inclusive of related value added tax, before deduction of customer acquisition incentive.

	For the Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
	(in thousands)
Gross billings on transaction and service fee
— Consumption loans	5,554	9,763	87,410
— Lifestyle loans	60,469	58,138	49,772
Total	66,023	67,901	137,182
Customer acquisition incentive
— deducted from consumption loan revenue	3,488	8,364	38,081
— recognized in sales and marketing expenses	3,588	673	—
Total	7,076	9,037	38,081

Micro-lending loans

We grant micro-credit loans to borrowers through our subsidiary, Haidong.  All income received on such micro-lending loans are recognized as interest income using the effective interest method over the loan period.  Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal.  Interest income is included in other revenue in our consolidated statements of comprehensive loss.

Safeguard Program

In February 2018, in response to regulatory changes, we ceased providing and operating our Safeguard Program.  See “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Critical Accounting Policies—Safeguard Program.”

We believe management’s judgment and assessment is required to determine how to account for the fair value of the assets and payables associated with our Safeguard Program.  Until February 2018, we maintained a Safeguard Program for the benefit of the borrowers and marketplace investors using our marketplace.  Investors chose whether or not they wished to opt into the Safeguard Program.  In the event of borrowers’ failure to make repayments, these investors were entitled to receive unpaid interest and principal under the terms of the Safeguard Program.  In general, any unpaid interest was to be paid out of the available funds in the Safeguard Program to these investors when the borrower did not repay as scheduled, and any outstanding principal was paid to an investor if the loan remained delinquent for more than 180 days.  There was no limit on the period of time during which an investor was entitled to receive payments for unpaid interest and principal from the Safeguard Program.  The Safeguard Program contributions were generally not refunded even if there is no loan default.

At loan inception and upon subsequent loan repayments, a certain percentage of the amount was collected and segregated by us in a restricted cash account.  For accounting purposes, at loan inception, we were required to record this Safeguard Program payable in accordance with ASC Topic 460, Guarantees.  Accordingly, the payable was measured at its fair value.  Default payments to marketplace investors were only made from the Safeguard Program when there were sufficient funds available.  Our obligation under the Safeguard Program to make payments was limited to the amount of the restricted cash at any point in time and we were not liable for any unpaid interest or principal at any point in time beyond such amount.  In cases where an investor was paid for a borrower’s default, any future amount recovered from the borrower was to be contributed into the Safeguard Program.

Subsequent to the loan’s inception, the Safeguard Program payable was measured in a combination of two components:  (i) ASC Topic 460 component; and (ii) ASC Topic 450 component.  The liability recorded based on ASC Topic 460 was determined on a loan-by-loan basis and it was reduced when we were released from the underlying risk, meaning when the loan was repaid by the borrower or when the investor was compensated by the Safeguard Program in the event of a default.  The liability was reversed only when we were released from the underlying risk and not ratably over the term.  This component was a stand-ready obligation that was not subject to the probable threshold used to record a contingent obligation.  The other component was a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments under the Safeguard Program measured using the guidance in ASC Topic 450, Contingencies.  Our obligation under the Safeguard Program to make payments at any point in time was limited to the amount of the restricted cash balance stated on the balance sheet.

A Safeguard Program asset was recognized at loan inception when the loan agreements specified the amount of future payments that were to be contributed to the Safeguard Program.

The Safeguard Program asset was accounted for as a financial asset and was measured at fair value at inception.  We considered the probable future cash collectible and took into account any expected prepayments and potential loan defaults in estimating its fair value.  At each reporting date, we estimated the future cash flows and assessed whether there was any indicator of impairment.  If the carrying amounts of the Safeguard Program asset exceeded the expected cash to be received, an impairment loss was recorded for the Safeguard Program asset not recoverable and was reported under revenue in our statements of comprehensive income.

At loan inception, we determined the Safeguard Program contributions for lifestyle loans made by investors that opted into the program based on the estimated default rate of the loans.  In estimating the loss rate of the loans, the underlying risk profile and historical loss experience were taken into consideration.  We gathered information to assess each borrower’s risk profile and assigned the borrower an application score, which was determined using our proprietary scoring technology.  The borrowers were then grouped into different categories based on the application score assigned, and then for each score category we developed an estimated default rate based on actual historical default rates.  We established an ultimate loss rate estimation for each loan based on this method, taking into account any appropriate fine-tuning as we deemed necessary.  Using the estimated default rate, we were able to determine the fair value of the Safeguard Program liability at loan inception.  We regularly reviewed the borrower’s risk profile, actual loss rate of each score category and relevant economic factors to ensure that our estimations were kept up-to-date.  Consequentially, the contribution percentages were updated regularly to ensure that the total Safeguard Program contributions, including both upfront and subsequent contributions, were based on the estimated fair value of the probability of losses of the loans covered by the Safeguard Program at each loan inception.  Such contribution percentages varied depending on the estimated default rates of the loans covered by the Safeguard Program.  Once the contribution percentages were determined at loan inception, no adjustment was made subsequently.  Our average annualized contribution rate to the Safeguard Program was approximately 6-7% for each of the years ended December 31, 2015, 2016 and 2017.  A majority of the Safeguard Program contributions were collected upfront from the borrowers and segregated in a designated account as restricted cash.  Contributions from subsequent loan principal repayments, which were collected from investors at an annualized rate of approximately 1-2% of loan principal, are also deposited into a restricted cash account.

Investors who opted into the Safeguard Program bore their own financial risk and had the possibility of suffering a loss if the restricted cash balance plus the subsequent cash receipts from Safeguard Program asset were exhausted.  The Safeguard Program was payable on a first-loss basis.  Payouts from the Safeguard Program were made to investors in the chronological order of default date until the restricted cash balance went to zero, even though there may have still been investors covered by the Safeguard Program.  If the defaulted loans were originated on the same date, we made payout to investors according to the time of default in chronological order based on the payment schedule agreed for the defaulted loans.  Taking into account the available funds in the Safeguard Program and all future Safeguard Program contributions from existing loans, as of December 31, 2015, 2016 and 2017, the maximum potential amount, as determined under ASC Topic 460, payable to the investors participating in the Safeguard Program in relation to the existing loans was estimated to be US$18.6 million, US$21.3 million and US$20.0 million, respectively.  There was no limit on the period of time in which an investor was entitled receive payments for unpaid interest and principal from the Safeguard Program.

In circumstances when a borrower chose to make a full repayment prior to the maturity of a lifestyle loan, the borrower was contractually entitled to an early repayment credit, which was paid out of the Safeguard Program.  Marketplace investors on our platform did not have the benefit of any similar provision and were never entitled to refunds from the subsequent contributions to the Safeguard Program.  The amount of early repayment credits issued was US$591,000, US$166,000 and US$228,000 during the years ended December 31, 2015, 2016 and 2017, respectively.  All of the movements related to the Safeguard Program balances were accounted for in the same financial line item in the income statements, which was presented separately and called “net change in movements of Safeguard Program” if it was material.

Allowance for loan losses

Our allowance for loan losses for our micro-credit lending business is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date.  The allowance is provided based on an assessment performed both on an individual-loan basis and collective basis.  For individual loans that are past due for a certain period of time or where there is an observable indicator of impairment, a specific allowance is provided.  All other loans not already included in the individual assessment are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.  We evaluate and adjust its allowance for loan losses on a quarterly basis or more often as necessary.

We write off the loans receivable and the related allowance when management determines that full repayment of a loan is not probable.  The primary factor in making such determination is the potential recoverable amounts from the delinquent debtor.

The increase in allowance for loan losses in the year ended December 31, 2015 related to the consumption loans made by our micro-lending subsidiary, Haidong, for the purpose of testing the creditworthiness of certain first-time borrowers on our marketplace.

Share-based compensation

We incur share-based compensation expenses in connection with our share awards and management’s judgment and assessments are necessary to determine how we account for share-based compensation.  Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding amount reflected in additional paid-in capital.  The amount of accumulated compensation costs recognized at any date is at least equal to the portion of the grant date fair value of the vested awards at that date.

Share awards issued to non-employees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided.

The estimate forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates.  Changes in estimated forfeiture rate are recognized through a cumulative catch-up adjustment in the period of change.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”).  An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.  ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016.  The most significant aspect of our evaluation of Topic 606 relates to ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606):  Principal versus Agent Considerations (Reporting Revenue Gross versus Net).  This implementation guidance discusses principal-versus-agent considerations and gross-versus-net revenue reporting, including specific indicators to assist in the determination of whether we control a specified good or service before it is transferred to the customer.  We adopted this new revenue standard effective on January 1, 2018 by applying the modified transition method. We have reached conclusions on all key accounting assessments related to the new standard, including that the impact on lifestyle loan business is immaterial and the impact on our consumption loan business is USD$5.0 million.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall:  Recognition and Measurement of Financial Assets and Financial Liabilities.  The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments.  In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities.  The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged.  The standard is effective for public business entities for annual periods (and interim periods within those annual periods) beginning after December 15, 2017.  We adopted this standard effective January 1, 2018. The adoption of ASU 2016-01 did not have a material impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases.  A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.  For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities.  If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term.  ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018.  Early adoption is permitted.  We are currently evaluating the method of adoption and the impact ASU 2016-02 will have on our consolidated financial statements.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326):  Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020.  The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a group recognizes an allowance based on the estimate of expected credit loss.  We are currently evaluating the impact of this guidance on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments.  ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice.  ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted.  We adopted this new standard effective on January 1, 2018. The adoption of ASU 2016-15 did not have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”).  This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230.  ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.  This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period.  We are currently evaluating the impact of this guidance on our consolidated financial statements.

In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, andconsolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date. We adopted this new standard effective on January 1, 2018. The adoption of ASU 2017-01 did not have a material impact on our consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718):  Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification.  ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted.  We adopted this new standard effective on January 1, 2018. The adoption of ASU 2017-09 did not have a material impact on the our consolidated financial statements.

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated.  This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.  Our historical results presented below are not necessarily indicative of the results of any future periods.

	For December the Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
	(in thousands)
Revenue
Transaction and service fees (net of customer acquisition incentives)	62,535	55,891	91,621
Other revenue	946	1,092	1,156
	63,481	56,983	92,777
(Provision)/Reversal for loan losses	(3,924)	—	13
Discretionary payments	—	—	(4,576)
Business related taxes and surcharges	(3,424)	(1,122)	(503)
Net revenue	56,133	55,861	87,711
Operating expense
Servicing expenses	(13,484)	(13,889)	(13,651)
Sales and marketing expenses	(34,182)	(29,954)	(45,341)
General and administrative expenses	(30,355)	(36,742)	(54,121)
Product development expenses	(5,675)	(8,630)	(11,642)
Total operating expenses	(83,696)	(89,215)	(124,755)
Other income (expense)
Other income (expense), net	(2,456)	(9)	508
Loss before income tax expense	(30,019)	(33,363)	(36,536)
Income tax expense	(7)	(3)	(113)
Net loss	(30,026)	(33,366)	(36,649)
Accretion on Series A convertible redeemable preferred shares to redemption value	(288)	(288)	(96)
Accretion on Series B convertible redeemable preferred shares to redemption value	(1,621)	(1,621)	(540)
Accretion on Series C convertible redeemable preferred shares to redemption value	(1,292)	(4,468)	(2,232)
Deemed dividend to Series C convertible redeemable preferred shares at modification of Series C convertible redeemable preferred shares	—	(635)	—
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	—	—	(82,034)
Net loss attributable to ordinary shareholders	(33,227)	(40,378)	(121,551)
Net loss	(30,026)	(33,366)	(36,649)
Foreign currency translation adjustment, net of nil tax	(533)	(1,885)	170
Comprehensive loss	(30,559)	(35,251)	(36,479)

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

Our gross billings on transaction and service fees are associated with the consumption loans and lifestyle loans facilitated on our marketplace.

Our gross billings from consumption loans were US$9.8 million and US$87.4 million for the years ended December 31, 2016 and 2017, respectively.  These gross billings exceeded the respective customer acquisition incentive payments on an investor-by-investor basis, resulting in revenue from consumption loans of US$1.4 million and US$49.3 million in these respective periods.  This difference between gross billings and revenue is mainly due to the amount of customer acquisition incentives utilized on our platform.  We net customer acquisition incentives against gross billings on transaction and service fees earned from consumption loans in accordance with ASC 605.

For the years ended December 31, 2016 and 2017, gross billings from lifestyle loans were US$58.1 million and US$49.8 million, respectively.  The volume of lifestyle loans facilitated on our marketplace decreased from US$450.4 million in the year ended December 31, 2016 to US$413.2 million in the year ended December 31, 2017 as part of our strategic plan to increase our focus on our consumption loan business and to execute our low and grow strategy.

Our net revenue increased by US$31.9 million from US$55.9 million in the year ended December 31, 2016 to US$87.7 million in the year ended December 31, 2017.  This increase was mainly due to (i) a significant increase in gross billings on consumption loans of US$77.6 million, which was offset by an increase in customer acquisition incentives and taxes of US$29.7 million, and which resulted in an increase in net revenue associated with consumption loans of US$47.9 million; and (ii) a decrease in net revenue from lifestyle loans of US$8.4 million as the loan volume of lifestyle loans facilitated on our platform decreased from US$450 million in the year ended December 31, 2016 to US$413 million in the year ended December 31, 2017 and there was a decrease in the average transaction fees for lifestyle loans from 11% in the year ended December 31, 2016 to 10.6% in the year ended December 31, 2017, which decrease was mainly due to different loan product mix and improved borrower quality on our platform.

Operating expenses

Our total operating expenses increased by 39.8%, or US$35.5 million, from US$89.2 million in the year ended December 31, 2016 to US$124.8 million in the year ended December 31, 2017.  Our servicing expenses were US$13.9 million and US$13.7 million in the years ended December 31, 2016 and 2017.  Our sales and marketing expenses increased by 51.4%, or US$15.4 million, from US$30.0 million in the year ended December 31, 2016 to US$45.3 million in the year ended December 31, 2017.  This increase was due to payments to channel partners as they referred new consumption loan borrowers to our platform, which helped contribute to an increase in new borrowers on our platform from 0.7 million new borrowers in the year ended December 31, 2016 to 2.9 million new borrowers in the year ended December 31, 2017.  Our general and administrative expenses increased by 47.3%, or US$17.4 million, from US$36.7 million in the year ended December 31, 2016 to US$54.1 million in the year ended December 31, 2017.  This increase was due to the increase in information technology, data analytics and customer service personnel.  Our product development expenses increased by 34.9%, or US$3.0 million, from US$8.6 million in the year ended December 31, 2016 to US$11.6 million in the year ended December 31, 2017.  This increase was due to the increase in number of loans and loan volume on our marketplace lending platform.

Deemed dividend to Series C convertible redeemable preferred shares

We incurred a deemed dividend to Series C convertible redeemable preferred shares upon the IPO in the amount of US$82.0 million in the year ended December 31, 2017, compared to US$0 in the year ended December 31, 2016.  The deemed dividend to Series C convertible redeemable preferred shares upon the IPO in the amount of US$82.0 million in the year ended December 31, 2017 was primarily as a result of the conversion of our Series C convertible redeemable preferred shares into ordinary shares at the time of our IPO on an average basis of 4.83-for-one (meaning each Series C convertible redeemable preferred share converted, on average, into 4.83 ordinary shares).

Net loss

As a result of the foregoing, and our incurrence of a deemed dividend to holders of Series C convertible redeemable preferred shares in the amount of US$0.6 million in the year ended December 31, 2016 as compared to US$82.0 million in the year ended December 31, 2017, we had net loss of US$33.4 million in the year ended December 31, 2016, and incurred a net loss of US$36.6 million in the year ended December 31, 2017.

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenue

Our gross billings on transaction and service fees are associated with the consumption loans and lifestyle loans facilitated on our marketplace.

Our gross billings from consumption loans were US$5.6 million and US$9.8 million for the years ended December 31, 2015 and 2016, respectively, which exceeded the respective customer acquisition incentive payments on an investor-by-investor basis, resulting in revenue from consumption loans of US$2.1 million and US$0.9 million in these respective periods.  This difference between gross billings and revenue is due to our payment of customer acquisition incentives to investors who made investments in first-time consumption loan borrowers.  Customer acquisition incentives are netted against gross billings on transaction and service fees earned from consumption loans in accordance with ASC 605.

As our average transaction fees for consumption loans were 1-2% of the principal amount in each of the years ended December 31, 2015 and 2016, our consumption loan volume growth from US$349.1 million in the year ended December 31, 2015 to US$611.5 million in the year ended December 31, 2016 has not yet translated into a significant increase in fees.

For the year ended December 31, 2015 and 2016, gross billings from lifestyle loans were US$60.5 million and US$58.1 million, respectively.  The transaction and service fees for lifestyle loans were US$60.5 million and US$55.0 million for the year ended December 31, 2015 and 2016, respectively.  Though the volume of lifestyle loans facilitated on our marketplace increased from US$391.6 million in the year ended December 31, 2015 to US$450.5 million in the year ended December 31, 2016, our gross billings for lifestyle loans did not increase proportionately, as the average transaction fees as a percentage of loan volume for lifestyle loans decreased from 15.4% in the year ended December 31, 2015 to 12.9% in the year ended December 31, 2016 as a result of improved borrower quality and change in loan product mix.

During the year ended December 31, 2015, we incurred loan losses in the amount of US$3.4 million in connection with the launch of our consumption loan business on a test basis wherein one of our subsidiaries, Haidong CRF Micro-credit Co., Ltd., acted as an investor for consumption loans.  During the year ended December 31, 2016, the provision for loan losses decreased to US$0 as we did not participate in any consumption loans in 2016.

Our net revenue decreased by US$0.2 million from US$56.1 million in the year ended December 31, 2015 to US$55.9 million in the year ended December 31, 2016.  This decrease was due to net revenue from consumption loans decreasing by US$1.2 million as a result of an increase in payment of customer acquisition incentives, partially offset by net revenue from lifestyle loans increasing by US$1.0 million.

Operating expenses

Our total operating expenses increased by 6.6%, or US$5.5 million, from US$83.7 million in the year ended December 31, 2015 to US$89.2 million in the year ended December 31, 2016, as set forth below.

Our servicing expenses increased by 3.0%, or US$0.4 million, from US$13.5 million in the year ended December 31, 2015 to US$13.9 million in the year ended December 31, 2016.  This increase was primarily due to the increase in the number of servicing personnel.  Our sales and marketing expenses decreased by 12.4%, or US$4.2 million, from US$34.2 million in the year ended December 31, 2015 to US$30.0 million in the year ended December 31, 2016.  This decrease was due to the decrease in salary and rental expenses as we decreased the number of sales personnel and improved our operating efficiency for the lifestyle loan business as well as the decrease in sales and marketing expenses for the excess portion of customer acquisition incentives over gross billings from consumption loans.  We achieved this by maintaining a stronger sales force and minimizing the use of contract employees and underperforming personnel.  Our general and administrative expenses increased by 21.0%, or US$6.4 million, from US$30.4 million in the year ended December 31, 2015 to US$36.7 million in the year ended December 31, 2016.  This increase was primarily due to the increase in information technology, data analytics and customer service personnel. Our product development expeneses increased by 52.1%, or US$3.0 million, from US$5.7 million in the year ended December 31, 2015 to US$8.6 million in the year ended December 31, 2016.  This increase was due to the increase in number of loans and loan volume on our marketplace lending platform.

Net profit (loss)

As a result of the foregoing, we had net loss of US$30.0 million in the year ended December 31, 2015, while we also incurred a net loss of US$33.4 million in the year ended December 31, 2016.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from operations and the issuance of preferred shares and convertible notes in private placements.  We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.

We incurred losses from operations of US$30.0 million, US$33.4 million and US$36.6 million for the years ended December 31, 2015, 2016 and 2017, respectively.  As of December 31, 2016 and 2017, we had mezzanine equity of US$116.2 million and US$0, respectively, and shareholders’ equity (deficit) of US$(102.2) million and US$59.0 million, respectively.  We had negative cash flows from operating activities for the years ended December 31, 2015, 2016 and 2017.  The net cash used in operating activities was US$16.9 million, US$26.7 million and US$5.7 million for the years ended December 31, 2015, 2016 and 2017, respectively.  As of December 31, 2016 and 2017, we had cash and cash equivalents of US$19.0 million and US$94.9 million, respectively, and other current assets of US$5.5 million and US$7.6 million, respectively.  We regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances and accessible credit to meet our liquidity requirements in the short and long term.

Based on our cashflow projections from operating activities, existing cash and cash equivalents, and other current assets, we believe that we will be able to meet our payment obligations and other commitments for at least the next 12 months.

Substantially all of our future revenue is likely to continue to be denominated in RMB.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled.  Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements.  However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations.  Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital.  These reserves are not distributable as cash dividends.  Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our IPO to make loans to our PRC subsidiaries and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.”

We have used the net proceeds of our IPO to acquire more EMMA customers to further penetrate our total addressable market, test and roll-out additional products to meet the lifetime credit needs of EMMAs and invest in our technology platform and for general corporate purposes, including working capital, operating expenses and capital expenditures, and to the extent we have not yet used the net proceeds of our IPO for these purposes we plan to deploy the net proceeds in a manner similar to past practices and for strategic investments.

The table below sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
	(in thousands)
Net cash provided by/(used in) operating activities	(16,934)	(26,740)	(5,689)
Net cash used in investing activities	(2,697)	(3,087)	(2,190)
Net cash provided by financing activities	39,144	24,002	84,677
Net increase/(decrease) in cash and cash equivalents	19,232	(6,062)	75,898
Cash and cash equivalents-beginning of period	5,813	25,045	18,983
Cash and cash equivalents-end of period	25,045	18,983	94,881

Operating Activities

Net cash used in operating activities was US$5.7 million in the year ended December 31, 2017.  This cash outflow was primarily due to our net loss of US$36.6 million, which was offset by changes in net working capital of US$26.1 million.

Net cash used in operating activities was US$26.7 million in the year ended December 31, 2016.  This cash outflow was primarily due to a net loss of US$33.4 million.  This impact was partially offset by non-cash items of US$2.7 million, an increase in accrued liabilities of US$0.8 million, and a decrease in investments held for trading of US$2.8 million.

Net cash used in operating activities was US$16.9 million in 2015.  This cash outflow was primarily due to (i) a net loss of US$30.0 million, as adjusted by non-cash items, (ii) an increase in Safeguard Program assets and liabilities of US$1.0 million, as a result of the combined effects of contributions to and pay-outs from the Safeguard Program, and (iii) an increase in receivables, prepayments and other assets of US$4.3 million; partially offset by (i) a decrease in loans receivable of US$5.6 million in connection with the sale of micro-credit loans being provided by Haidong to independent third parties, (ii) an increase in accrued liabilities of US$3.1 million in connection with accrued employee salaries and tax payables, and (iii) a decrease in investments held for trading of US$1.1 million.

Investing Activities

Net cash used in investing activities was US$2.2 million for the year ended December 31, 2017.  This cash outflow was primarily due to the purchase of equipment, fixtures and software.

Net cash used in investing activities was US$3.1 million for the year ended December 31, 2016.  This cash outflow was primarily due to the purchase of equipment and software.

Net cash used in investing activities was US$2.7 million in 2015, primarily due to purchase of property, equipment and software of US$2.7 million, including primarily vehicles, computer and electronic equipment and lease improvements.

Financing Activities

Net cash provided by financing activities was US$84.7 million for the year ended December 31, 2017.  This cash inflow was primarily due to funds we raised in our Series C preferred stock offering and proceeds of US$63.0 million from our IPO.

Net cash provided by financing activities was US$24.0 million for the year ended December 31, 2016.  This cash inflow was primarily due to the issuance of convertible preferred shares and promissory notes.

Net cash provided by financing activities was US$39.1 million in 2015, primarily due to (i) proceeds from issuance of convertible promissory notes of US$32.8 million to third-party investors, and (ii) proceeds from issuance of convertible redeemable preferred shares of US$11.9 million in connection with the offering of Series C Shares; partially offset by the redemption of convertible promissory notes of US$2.5 million.

Capital Expenditures

Our capital expenditures have primarily related to lease improvements and the purchase of office equipment.  We did not incur significant capital expenditures in 2015, 2016 or 2017.

Holding Company Structure

Our company is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entity and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory reserves restricted which represented the amount of net assets of our relevant subsidiaries in PRC not available for distribution were US$10,941 thousand as of December 31, 2017.

C.	Research and Development

We are a technology-driven company, and we have made and will continue to make substantial investment in research and development of proprietary and innovative technology and know-how to operate our marketplace.  We had a dedicated product development team consisting of 176 full-time employees as of December 31, 2017. This team is responsible for developing and implementing the proprietary technology for our marketplace.  For the years ended December 31, 2015, 2016 and 2017, our product and development expenses were US$5.6 million, US$8.6 million and US$11.6 million, respectively, of which US$2.3 million, US$3.4 million and US$8.4 million, respectively, was comprised of expenses related to research and development activities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.	Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2017.

F.	Contractual Obligations

We have entered into non-cancellable operating leases covering various facilities.  The table below sets forth our future minimum lease payments under these non-cancellable leases:

	Payments due by period
	Total	2018	2019-2020	Thereafter
Operating lease obligations (US$’000)	11,688	4,646	7,042	—

We recorded rental expenses of US$6.0 million, US$6.7 million and US$6.1 million in the consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2015, December 31, 2016 and December 31, 2017, we did not have significant capital and other commitments, long-term obligations, or guarantees other than those relating to the Safeguard Program as disclosed elsewhere in this prospectus.

Borrowings

In November 2014, our subsidiary, Haidong, entered into a loan agreement with a commercial bank for a principal amount of US$1.6 million in connection with its micro-credit lending business, which was guaranteed by our subsidiaries China Risk Finance LL (China) Co., Ltd and CRF Finance Lease Co., Ltd.  This short-term bank loan was repaid in November 2015 and bears interest at 8.5% per annum.  The agreement does not contain any restrictive loan covenant.

In May 2014, we borrowed short-term loans from three of our directors in the aggregate principal amount of US$1.5 million.  We used the proceeds of these loans to capitalize one of our WFOEs in China when we were unable to obtain foreign currency in a timely manner.  US$1.25 million was repaid in August 2014 along with US$42,500 in interest.  The remaining balance of US$250,000 along with US$23,000 in interest was repaid in February 2015.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our directors, executive officers and advisors as of the date of this annual report.

Name	Age	Position with the Company
Executive Officers:
Dr. Zhengyu (Zane) Wang	60	Chairman and chief executive officer
Junqing (Kerry) Shen	46	Chief financial officer
Non-Executive Directors:
Douglas L. Brown	63	Independent non-executive director
Andrew Mason	50	Independent non-executive director
Christopher Thorne	50	Independent non-executive director
Russell Krauss	58	Independent non-executive director
Joe Zhang	54	Independent non-executive director
Zhou Ji’an	62	Independent non-executive director
Advisors:
Nigel Morris	59	Advisor
Phillip Riese	68	Advisor
Frank Rotman	47	Advisor

Executive Officer Biographies

Dr. Zhengyu (Zane) Wang founded our company and holds the positions of chairman and chief executive officer.  Dr. Wang also advised the PBOC on the creation of the National Credit Bureau from 2003 to 2005.  Before founding our company, Dr. Wang was the Head of Analytics at Sears Credit from 1995 to 2000, where he oversaw the creation of a credit data warehouse, developed credit scoring models using credit bureau data, and implemented analytically driven consumer credit borrower acquisitions and portfolio management strategies.  Dr. Wang received his Ph.D. in Statistics from the University of Illinois, and his master of science degree from the University of Illinois at Chicago.

Junqing (Kerry) Shen has served as our chief financial officer since 2013.  Prior to joining our company, Mr. Shen was the founder and chief executive officer of Neuventure Financial Advisors Ltd., an audit and consulting firm, from 2002 to 2013, where he provided financial due diligence services to private equity and venture capital firms.  At Neuventure, Mr. Shen audited Fortune 500 companies, including General Electric, Pepsi and Honeywell.  Prior to Neuventure Financial Advisors, Mr. Shen worked as an auditor at Arthur Andersen in the Shanghai and Hamburg offices from 1994 to 2002.  Mr. Shen graduated from Shanghai International Studies University, where he was awarded a bachelor’s degree.

Non-Executive Director Biographies

Douglas L. Brown has been an independent non-executive director on our board since 2007.  Mr. Brown is the founder and chairman of DLB Capital, which is a private equity firm with a focus on development and startup companies in the financial services industry in the United States and China.  He has held his positions at DLB Capital since 2006.  Prior to DLB Capital, Mr. Brown held the position of vice chairman—investment banking at Morgan Stanley where, among other responsibilities, he advised on initial public offerings and the privatization of Chinese state-owned financial institutions. Mr. Brown was also the non-executive chairman of HighTower Advisors, LLC from its founding in 2007 to 2011, and was its first institutional investor through DLB Capital.  He continues to serve as a director of HighTower Advisors, LLC.  Mr. Brown also serves as a director of Transamerica Corporation, a position he has held since 2008.  Mr. Brown received his bachelor’s degree from Bowdoin College.

Andrew Mason has been an independent non-executive director on our board since 2005.  Mr. Mason cofounded Jade Capital Management LLC, a private investment fund focusing on venture and growth capital in China’s financial services sector, in 2007, and currently holds the position of managing partner at Jade Capital.  Prior to Jade Capital, Mr. Mason founded the Technology Sector Group in Asia Pacific for UBS Warburg, formerly Dillon, Read

& Co., where he worked from 1994 to 2012 in New York, London and Hong Kong.  In addition, Mr. Mason was instrumental in the founding of Sohu.com, one of the first Chinese companies to list on NASDAQ.  Prior to UBS Warburg, Mr. Mason served as an intelligence officer during Operation Desert Storm for the USS Abraham Lincoln (CVN-72), is a lifetime foundation member of the U.S. Naval War College, and  currently serves on the advisory board of the U.S. Navy League, New York, a position he has held since 2014.  Mr. Mason speaks regularly on investing in China, including at the Harvard Business School and Brown University, where he has been a member of the President of Brown University’s China Council since 2010.  Mr. Mason received his MBA from Harvard Business School and his bachelor’s degree from Brown University where he graduated with an Honors degree in Modern History (magna cum laude).

Christopher Thorne has served as an independent non-executive director on our board since 2008.  Prior to that, he served as our advisor since 2007.  Mr. Thorne is the founder and executive chairman of Broadline Capital, a global private equity firm primarily focuses on growth capital and impact investments in Asia and North America.  Mr. Thorne has held his positions at Broadline Capital since 2005.  Previously, Mr. Thorne worked at McKinsey & Company from 1995 to 2000, where he served as a senior management consultant.  Mr. Thorne subsequently became a technology entrepreneur and held the position of chairman and chief executive officer of Maverick Xchange Inc., a technology company which he founded in 2000, and served as president of EFS Network Inc., where he initiated a consolidation of technology companies and the resulting company, iTradeNetwork Inc., sold to Roper Industries.  Mr. Thorne serves on the board of directors of Powermers Inc. and EndoSphere Inc., and as a trustee and vice chairman of Creative Commons, the 501(c)(3) nonprofit organization that promotes educational access at a global level.  Mr. Thorne received his JD with honors from Harvard Law School, his MBA from Harvard Business School with final year honors, and his bachelor’s degree (magna cum laude) from Harvard University, where he served as president of the university-wide student government and founded the Harvard Negotiation Law Review.

Russell Krauss is an independent non-executive director on our board since October 2016.  Mr. Krauss serves as a Senior Vice President, Accounts and Business Operations for DXC Technology.  He is responsible for enterprise-wide operations, acts as chief client officer and oversees top accounts for the $24 billion business.  Previously, he was vice president and managing director for several of EDS’ (and then HP’s) largest businesses where he drove significant value for both clients and shareholders through major transformation initiatives.  Prior to that, Mr. Krauss was vice president and CIO for the New York Power Authority, the largest non-federal utility in the U.S.  He led the Y2K transition of one of the nation’s “Top 10 Critical Infrastructure” entities and was the executive responsible for a $1.4 billion divestiture of the Nuclear Generation business—the largest transaction of its kind in U.S. history.  Krauss has served as business leader and division CIO in Westinghouse Electric Corporation and United Technologies Corporation.  He received his MBA from the University of New Haven and bachelor’s degree in Computer Science from State University, New York.

Joe Zhang has served as an independent non-executive director on our board since January 2016.  Prior to that, he served as our advisor since 2012.  Mr. Zhang is currently a director of China Smartpay, a company listed on the Hong Kong Stock Exchange since December 2012.  Mr. Zhang is also the author of Inside China’s Shadow Banking, which was published in 2013.  Prior to working at China Smartpay, from 2006 to 2008, Mr. Zhang served as the chief operating officer of Shenzhen Investment Limited.  Mr. Zhang also worked for various investment banks for 15 years, including 11 years with UBS.  Mr. Zhang also has experience as a manager at the PBOC.  Mr. Zhang is on the board of directors of eight other companies, including Fosun International Limited, Boer Power Holdings Ltd, Luye Pharma Group Ltd., Wanda Hotel Development Co  Ltd., Logan Property Holdings Co. Ltd., China Huirong Financial Holdings Ltd and Zhong An Real Estate Limited. Mr. Zhang received a bachelor’s degree in Economics from Hubei Institute of Economics and Finance, a master’s degree in Economics from the PBOC Finance Institute and a master’s degree in Economics from the Australian National University.

Zhou Ji’an has served as an independent non-executive director on our board since September 2017.  Mr. Zhou is the executive director and general manager of China United SME Guarantee Corporation, a financial services company that provides financial guarantees for loans and bonds that was founded by JP Morgan Chase, Siemens China and other leading Chinese institutions.  Mr. Zhou previously held leadership roles for the China Export & Credit Insurance Corporation from 2001 to 2012, and prior to that worked for China Life Insurance Co., Ltd. as the general manager of asset management from 1999 to 2001.  Mr. Zhou is a Senior Scholar of the Eisenhower

Fellowships, and holds a bachelor’s degree of Engineering in Computer Science from the National University of Defense Technology, China and a master’s degree of International Economy from Renmin University of China.

Advisor Biographies

Nigel Morris has served as our advisor since 2005.  Mr. Morris is the managing partner of QED Investors, an investment firm he founded in 2008.  Mr. Morris was also the co-founder of Capital One Financial Services, where he served as president and chief operating officer and vice chairman from 1994 until his retirement in 2004.  Mr. Morris has served on the board of directors of Prosper Marketplace, Inc. since June 2014, and before that from December 2009 to January 2013.  Mr. Morris has a BSC in Psychology from East London University in London, England and an MBA with distinction from London Business School, where he is also a fellow.  We believe that Mr. Morris’s financial and business expertise, including his diversified background of managing and directing public companies, his experience with financial services firms, as well as his general operational and management experience, provide us with valuable experience and insight.

Phillip Riese has served as our advisor since 2005.  Mr. Riese is president of Riese & Others, a private investment vehicle that invests alongside a variety of venture capital and private equity firms with a focus on global disruptive financial services.  Prior to forming Riese & Others, Mr. Riese spent 18 years at American Express, ultimately serving as the president of the consumer card group and chairman of American Express Centurion Bank.  Before American Express, Mr. Riese was a division executive at Chase Bank and a partner at M.C. Geffen, a consulting firm in South Africa.  Mr. Riese serves as a board member for a number of private companies globally including Zopa Limited, which was the first marketplace lender in the world.  He was chairman of Zopa for 10 years.  Mr. Riese holds a bachelor’s degree in Commerce from Leeds University in England, an MBA from the University of Cape Town in South Africa and a Master of Science degree from Massachusetts Institute of Technology.

Frank Rotman has served as our advisor since 2008.  Mr. Rotman is a founding partner of QED Investors, which is focused on financial services and financial technology companies that are credit-oriented or have data analytics foundations at their core.  Mr. Rotman was one of the earliest analysts hired at Capital One and spent almost 13 years there helping build many of the company’s business units and operational areas.  With two decades in consumer and small business finance, Mr. Rotman is widely known in the industry as a credit risk and portfolio management expert.  His roles have included turning around underperforming business units, building new businesses from concept to market leadership positions, overseeing the credit performance of Capital One as a whole and creating a student lending company after leaving Capital One in December 2005.  Mr. Rotman graduated from the University of Virginia with degrees that included a bachelor’s degree in Applied Mathematics and a master’s degree in Systems Engineering.

B.	Compensation

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately US$0.8 million in cash to our directors and executive officers and granted an aggregate of 26,570 restricted share units to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements

We and our subsidiaries have entered into one or more employment agreements with each of our executive officers.  Under these agreements, each of our executive officers is employed for a specified time period subject to renewals upon mutual consent unless written notice is given by us or the executive officer within a specified time prior to the end of the then-current term.

Term and Termination

We may terminate Dr. Wang’s employment for cause, at any time, without advance notice or remuneration other than accrued salary and vacation, for certain acts, including (i) felony conviction, (ii) engagement in conduct constituting larceny, theft, embezzlement or conversion of our funds, or any other act involving the misappropriation of our funds, and (iii) a material breach of the employment agreement that is uncured.  Dr. Wang’s executive employment agreement provides that we may also terminate Dr. Wang’s employment without cause.  In such case of termination by us, we will provide Dr. Wang with (i) severance payments equal to his base salary in effect on the date of termination for a twelve-month period thereafter, which is referred to as the severance period, and (ii) any performance bonus he would have been entitled had he remained in our employ, only if he complies with certain obligations during the severance period, including the execution of a release of claims arising out of the employment relationship.  Dr. Wang’s employment agreement also permits him to terminate the employment upon certain acts of “good reason,” which include (i) a material diminution of title, authority or responsibilities, (ii) a material breach by us of the employment agreement that is not cured, (iii) a failure of Dr. Wang to be elected or re-elected to our board of directors and (iv) in the instance of a change in control, where the surviving entity does not assume the terms of the employment agreement.  In a termination for “good cause,” Dr. Wang is entitled to those benefits he would have received upon a termination without cause.

We may terminate Mr. Shen’s employment agreement for cause, at any time, without advance notice or remuneration other than accrued salary and vacation, for certain acts, including (i) a material breach of bylaws, (ii) a material breach of the employment agreement which causes us to experience large losses; (iii) misconduct or omission which causes us to experience large losses; (iv) larceny, theft and embezzlement of our assets or technologies; (v) felony conviction; (vi) leak of confidential information; and (vii) false statement of employment records, degrees or certifications.

Confidentiality

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, trade secrets, know-how or confidential business information.  The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

Non-Competition and Non-Solicitation

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for at least one year following the last date of employment.  Specifically, each executive officer has agreed not to (i) solicit, divert or take away any of our customers or business existing at the time of the termination of employment or (ii) directly or indirectly compete with our existing, planned or proposed business.  In addition, executive officers shave agreed for a period of two years following the termination of their employment with us to not solicit or discuss the employment or retention of our employees or consultants while such employees or consultants are in our employ and for a six-month period thereafter.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers.  Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of our company.

Share Incentive Plans

Employee Incentive Share Agreements

From 2005 to 2016, we entered into Employee Incentive Share Agreements, or EISAs, with various employees.  As of March 31, 2018, 5,248,386 incentive shares were granted under the EISAs, 2,621,179 of which were fully vested, 846,300 of which were non-vested and 1,780,907 of which had been forfeited.  The EISAs provide that the incentive shares vest according to vesting schedules contained in the EISAs.  Incentive shares granted under the EISAs are subject to a reserve amount per share, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of the incentive shares.  Vested incentive shares other than those held by the Class B Holders at the time of the IPO convert to Class A ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, and vested incentive shares held by the Class B Holders at the time of the IPO convert to Class B ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, provided that no fractional shares are issued.

In the event of a sale of our company, the board of directors of the surviving entity will, with respect to non-vested incentive shares, either (i) terminate the shares for no additional consideration, (ii) make an appropriate provision for the continuation of the non-vested incentive shares by substituting them with securities of the successor entity that have substantially similar vesting and other restrictions as the non-vested incentive shares, (iii) accelerate the vesting date of the non-vested incentive shares, (iv) terminate the non-vested incentive shares in exchange for payment in cash equal to the fair market value over the reserve amount or (v) in the event of a sale of shares, require each holder to sell his or her incentive shares to the purchaser at a price equal to the portion of the net consideration from the sale attributable to the incentive shares less the reserve amount.

Non-vested incentive shares are to be returned to us if (i) the holder’s employment with us ends for any reason, (ii) if the holder files for bankruptcy, (iii) if the holder transfers the non-vested incentive shares of his or her spouse, or (iv) if we are sold.  In certain events of misconduct by the holders of our incentive shares, we have the right to reacquire the incentive shares for no consideration.

We no longer issue any additional incentive shares under the EISAs.  The EISAs will remain in effect only to the extent that they govern the rights and obligations of the holders of non-vested Class A and Class B ordinary shares, which were previously non-vested incentive shares under the EISAs.

Advisory and Incentive Share Agreements

Between 2005 and 2015, we granted incentive shares pursuant to the terms of Advisory and Incentive Share Agreements, or AISAs, to certain advisors in exchange for services they provided to us in accordance with an obligations agreement.  As of March 31, 2018, 1,314,198 incentive shares were granted under the AISAs, 1,311,280 of which were fully vested and 2,918 of which were non-vested.  More than 88% of the incentive shares granted under the AISAs were granted and became fully vested prior to 2012.  Under the AISAs, the incentive shares become vested according to a vesting schedule contained therein.  Holders forfeit their unvested incentive shares (i) if they are terminated for cause, (ii) if the AISA is terminated by reason of the relevant holder’s death or disability or (iii) if the holders decide to terminate the AISA.  All incentive shares, whether vested or unvested, are forfeited if the holder of the incentive shares breaches its obligations under its Obligations Agreement. Incentive shares granted under the AISAs are subject to a reserve amount per share, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of the incentive shares.  Transfers of the incentive share recipient’s rights and obligations under the AISAs are null and void.

Pursuant to AISAs, vested incentive shares other than those held by the Class B Holders at the time of the IPO convert to Class A ordinary shares at a 1:1 conversion rate, subject to payment of the reserve amount, and vested incentive shares held by the Class B Holders at the time of the IPO convert to Class B ordinary shares at a 1:1 conversion rate, subject to payment of the reserve amount, provided that no fractional shares are issued.

We no longer issue any additional incentive shares under the AISAs.  The AISAs will remain in effect only to the extent that they govern the rights and obligations of the holders of non-vested Class A and Class B ordinary shares, which were previously non-vested incentive shares under the AISAs.

The following table summarizes, as of March 31, 2018, the outstanding incentive shares granted pursuant to the EISAs and AISAs to certain officers, directors, employees and consultants.

Name	Class A Ordinary Shares Underlying Outstanding Incentive Shares	Class B Ordinary Shares Underlying Outstanding Incentive Shares	Reserve Price (US$/Share)	Date of Grant	Date of Expiration
Dr. Zhengyu (Zane) Wang	0	175,000	$0.54957	6/4/07	N/A
	0	40,704	$1.07890	5/28/08	N/A
	0	125,000	$1.07890	1/12/12	N/A
	0	300,000	$1.07890	1/31/13	N/A
	0	300,000	$1.07890	1/31/14	N/A
Junqing (Kerry) Shen	200,000	0	$1.07890	1/31/13	N/A
	60,000	0	$1.07890	1/31/15	N/A
Other Individuals as a Group	5,361,880	0	various*	various**	N/A

*	From $0.54957 to $1.07890.
**	From November 15, 2005 to January 31, 2015.

Incentive Share Valuation Assumptions

We estimate the fair value of our incentive shares using the income approach and market approach.  The income approach uses discounted cash flows to estimate the equity value of our company.  The market approach employs a guideline public companies trading multiples method wherein we use forward P/E multiples for a given year to arrive at an equity valuation for our company.  Based on our current stage of development and the conceptual strength of the income approach, we assigned 50% weights to each of the income approach and the market approach for each of 2015 and 2016.

We then use the Option Pricing Method, or OPM, to allocate value amongst our existing shareholders.  The OPM is the preferred method because it is a forward looking approach that is suitable when the range of possible future outcomes is difficult to predict and forecasts would be highly speculative.  The OPM method is appropriate when an enterprise has many choices and options available, and the enterprise’s value depends on how well it uses opportunities and addresses challenges while following an uncharted path.  As such, we have used a Black-Scholes OPM for value allocation.

In addition, because our company was privately held before the IPO, we applied a discount for lack of marketability of 40% to our incentive share valuation.

For incentive shares granted in 2015 and 2016, we have allocated fair market value per share of US$3.31 and US$4.47, respectively.

2016 Equity Incentive Plan

Our 2016 Equity Incentive Plan was adopted on January 15, 2016 to attract and retain the best available personnel for positions of responsibility, provide additional incentive to employees and service providers and promote the success of our business.  The equity incentive plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and any of our subsidiaries’ employees (including officers and inside directors), and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted share units, performance units and performance shares to our employees, directors and consultants.  As of March 31, 2018, the number of Class A ordinary shares which may be issued pursuant to all outstanding options and restricted share units under the 2016 Equity Incentive Plan is are 1,734,125 and 89,390 shares, respectively.

The following table summarizes, as of March 31, 2018, the outstanding options under the 2016 Equity Incentive Plan granted to our current directors, executive officers and other individuals as a group.

Name	Class A Ordinary Shares Underlying Outstanding Options	Class B Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration*
Dr. Zhengyu (Zane) Wang	0	80,437	$19.9782	11/10/16	Five years following the grant date
Junqing (Kerry) Shen	260,000	0	$19.9782	11/10/16	Ten years following the grant date
Other Individuals as a Group	1,520,000	0	various**	various***	various****

*	Options remain exercisable for three months following the termination of the option holder.
**	From $19.9782 to $26.6400.
***	From January 31, 2016 to November 10, 2016.
****	From January 31, 2026 to November 10, 2026.

The following table summarizes, as of March 31, 2018, the outstanding restricted share units under the 2016 Equity Incentive Plan granted to our current directors, executive officers and other individuals as a group:

Name	Class A Ordinary Shares Underlying Outstanding Restricted share units	Class B Ordinary Shares Underlying Outstanding Restricted share units	Date of Grant	Date of Expiration
	7,729	—	1/1/18	N/A
Douglas L. Brown	11,330	—	1/31/18	N/A
	7,729	—	1/1/18	N/A
Russell Krauss	11,330	—	1/31/18	N/A
	7,729	—	1/1/18	N/A
Joe Zhang	11,330	—	1/31/18	N/A
	3,383	—	1/1/18	N/A
Zhou Ji’an	11,330	—	1/31/18	N/A
Other Individuals as a Group*	17,500	—	3/31/18	N/A

*	Such restricted share units have an exercise price of $1.0789 per restricted share unit.

Authorized Shares.  The maximum aggregate number of shares that may be issued under the 2016 Equity Incentive Plan is 9,499,144 of our Class A ordinary shares.  Vested restricted share units will be settled with one Class A ordinary share.  Class A ordinary shares issued pursuant to awards under the 2016 Equity Incentive Plan that we repurchase or that are forfeited, as well as Class A ordinary shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2016 Equity Incentive Plan.  In addition, Class A ordinary shares will not be deemed to have been issued under the 2016 Equity Incentive Plan with respect to any portion of an award that is paid out in cash rather than Class A ordinary shares.  During the term of the 2016 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of Class A ordinary shares to satisfy the requirements of the 2016 Equity Incentive Plan.

Plan Administration.  The 2016 Equity Incentive Plan is administered by our compensation committee and/ or one or more additional committees of directors or other individuals or compensation consultants appointed by our board of directors in accordance with the terms of the 2016 Equity Incentive Plan.  To the extent that the administrator decides to qualify an award as performance-based compensation, the 2016 Equity Incentive Plan will be administered by a committee of two or more outside directors.  Subject to the provisions of the 2016 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of our Class A ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2016 Equity Incentive Plan.

Awards under the Equity Incentive Plan

Restricted Stock.  Awards of restricted Class A ordinary shares may be granted by the administrator in a restricted stock award.  A restricted stock award agreement will specify restrictions on the transferability of the shares of restricted stock, the duration of the restricted period, the number of shares granted, and any other terms and conditions specified by the administrator.  Except to the extent otherwise provided in the award agreement, the holder of restricted shares may exercise full voting rights with respect to the shares and will be entitled to receive all dividends and other distributions paid with respect to the shares, subject to the same restrictions on transferability and forfeitability as the underlying shares of restricted stock.  Shares of restricted stock may not be sold, transferred, assigned or pledged until the end of the restricted period and may be subject to forfeiture upon a termination of employment or service with us.

Restricted Share Units.  Awards of restricted share units may be granted by the administrator.  At the time of grant of restricted share units, the administrator shall specify the dates on which, or the conditions that must be satisfied so that, the restricted share units become fully vested and nonforfeitable and any other terms and conditions applicable to the award.  Our administrator shall also specify the settlement date of each restricted share unit, which shall be no earlier than the vesting date.  Vested restricted shares units will be settled with one Class A ordinary share.

Stock Options.  Stock options may be granted under the 2016 Equity Incentive Plan as either ISOs, intended to qualify under Section 422 of the Code, or NSOs, provided that ISOs may only be granted to employees.  The exercise price of each option shall be determined by the administrator; provided, however, that the exercise price may be no less than fair market value of the covered shares on the date of grant if granted to a U.S. taxpayer, and in some cases for ISOs, may be no less than 110% of such fair market value.  Our administrator shall also determine the time or times at which the options may be exercised in whole or in part, provided that the term of any option may not exceed 10 years (5 years in the case of certain ISOs).

Stock Appreciation Rights.  SARs granted under the 2016 Equity Incentive Plan represent the right upon the exercise of the SAR to receive the fair market value of Class A ordinary shares in excess of an exercise price determined by the administrator at the time of grant.  Each grant of SARs will be evidenced by an award agreement specifying the exercise price, term of the SARs, conditions of exercise and any other terms and conditions the administrator determines.  At the discretion of the administrator, the payment upon SAR exercise may be in cash, shares of equivalent value or some combination of the two.

Performance Awards.  Awards of performance units or shares may be granted to employees and other service providers by the administrator.  The performance units or shares will have an initial value established by the administrator on or before the date of grant.  The administrator will set the performance objectives for vesting or exercise, which, depending on the extent to which the objectives are met, will determine the number or value of performance units or shares that will be paid out to participants.  To the extent the administrator desires that the award qualify as performance-based compensation under Section 162(m) of the Code, vesting will be subject to satisfaction of one or more of the following performance goals:  (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (viii) profit/loss or profit margin; (ix) working capital; (x) return on equity or assets; (xi) earnings per share; (xii) total shareholder return; (xiii) price/earnings ratio; (xiv) debt or debt-to-equity; (xv) accounts receivable; (xvi) writeoffs; (xvii) cash; (xviii) assets; (xix) liquidity; (xx) operations; (xxi) borrowers; (xxii) investors; (xxiii) strategic partners; (xxiv) mergers or acquisitions; (xxv) loans facilitated; (xxvi) product offerings; and/or (xxvii) stock price.  Any criteria used may be measured, as applicable, (a) in absolute terms, (b) in relative terms (including but not limited to, the passage of time and/or against other companies or financial metrics), (c) on a per share and/or share per capita basis, (d) against our performance as a whole or against particular entities, segments, operating units or our products and /or (e) on a pre-tax or after tax basis.

Merger or Change in Control.  The 2016 Equity Incentive Plan provides that in the event of a merger or change in control, as defined therein, each outstanding award will be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation.  Unless the administrator determines otherwise, in the event that the successor corporation does not assume or substitute for the award, the portion of the award that remains outstanding will fully vest and all applicable restrictions will lapse.  The holders of any outstanding options or SARs will be provided notice and a reasonable opportunity to exercise awards to the extent vested (with awards terminating upon the expiration of the specified period of time).  An award will be considered assumed if, following the change in control, the award confers the right to purchase or receive the same consideration received by the holders of Class A ordinary shares for each share held on the effective date of the transaction.  If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her awards will fully vest and become immediately exercisable and all performance goals or other vesting requirements will be deemed achieved at 100% of target levels.  The administrator may determine that an alternative treatment will apply to outstanding awards by specifying the alternative treatment in the applicable award agreement.

Plan Amendment and Termination.  Our board of directors has the authority to amend, suspend or terminate the 2016 Equity Incentive Plan provided such action does not impair the existing rights of any participant.  The 2016 Equity Incentive Plan will automatically terminate in 2025, unless we terminate it sooner.  The termination of the 2016 Equity Incentive Plan will not limit the administrator’s ability to exercise the powers granted to it with respect to awards granted under the plan prior to the date of termination.

Advisory Board

The advisory board provides us with services and advice related to the further development of our marketplace lending platform in China, including strategic advice, strategic introductions and general industry knowledge and know-how.  Advisors are required to devote (i) a minimum of six hours per quarter with our management team, (ii) two days per year for in-person discussions with our management team and (iii) be generally available for telephonic conversations with our chief executive officer.  We have entered into one or more obligations agreements, or Obligations Agreements, with each of our advisors.  The Obligations Agreements contain standard confidentiality, non-compete, non-solicitation and assignment of intellectual property provisions.

C.  Board Practices

Our board of directors consists of seven directors, including one executive director and six non-executive directors.  The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association.  Our directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.  A director is not required to hold any shares in our company to qualify to serve as a director.

Subject to NYSE rules, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.  A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors.  A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Committees of the Board of Directors

We have an audit committee, a compensation committee, a nominating and corporate governance committee and a risk committee under the board of directors.  We have adopted a charter for each of the four committees.  Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Messrs.  Brown, Mason and Thorne, and is chaired by Mr. Thorne. Messrs. Brown, Mason and Thorne each satisfy the “independence” requirements of the NYSE listing rules of and meet the independence standards under Rule 10A-3 under the Exchange Act.  We have determined that Mr. Thorne qualifies as an “audit committee financial expert.”  The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-screening all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•	discussing the annual audited financial statements with management and the independent registered public accounting firm;
•	reviewing the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting separately and periodically with management and the independent registered public accounting firm; and
•	reporting to the board of directors.

Compensation Committee.  Our compensation committee consists of Messrs.  Brown, Mason and Zhang and is chaired by Mr. Brown. Messrs. Brown, Mason and Zhang each satisfy the “independence” requirements of the listing rules of the NYSE.  The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.  Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon.  The compensation committee is responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;
•	approving and overseeing the total compensation package for our executives other than the three most senior executives;
•	reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and
•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Messrs. Zhang, Thorne and Krauss, and is chaired by Mr. Zhang. Messrs. Zhang, Thorne and Krauss each satisfy the “independence” requirements of the listing rules of the NYSE.  The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees.  The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;
•

reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Risk Committee.  Our risk committee consists of Messrs. Mason, Thorne and Krauss, and is chaired by Mr. Mason. Messrs. Mason, Thorne and Krauss each satisfy the “independence” requirements of the listing rules of the NYSE.  The risk committee assists the board of directors in overseeing and reviewing our (i) risk governance structure, (ii) risk management and risk assessment guidelines, (iii) risk tolerance and (iv) capital liquidity and funding.  The risk committee is responsible for, among other things:

•	reviewing the risk governance structure and major risk exposures;
•	overseeing the process for determining risk tolerance and reviewing management’s measurement and comparison of overall risk tolerance to established levels;
•	reviewing quarterly the capital, liquidity and funding and steps management has taken to manage capital, liquidity and funding;
•

coordinating with management and the audit committee to help ensure that they each have the information to fulfill their duties with respect to oversight of management and risk assessment guidelines; and

•	coordinating with the compensation committee with respect to risk matters related to compensation.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests.  Our directors also owe to our company a duty to act with skill and care.  It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience.  However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.  In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares.  Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached.  In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors

Pursuant to our fourth amended and restated memorandum and articles of association, our directors are not subject to a term of office and hold their offices until such time as they are removed from office by an ordinary resolution of our shareholders.  In addition, the office of any of our directors shall be vacated if the director (a) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (b) is found to be or becomes of unsound mind, (c) resigns his office by notice in writing to our company, or (d) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated.

D.	Employees

We had 2,679, 3,119 and 3,411 full-time employees as of December 31, 2015, 2016 and 2017, respectively.  In 2017, we had an average of 1,092 temporary employees, which included part-time employees.  None of our employees are represented by a labor union.  We have not experienced any work stoppages, and we consider our relations with our employees to be good.  The following table sets forth the number of our full-time employees categorized by function as of December 31, 2017:

Function	Number of Employees	% of Total
Product Development and Operation	440	12.9%
Information Technology	241	7.1%
Risk Management	72	2.1%
General Administration	134	3.9%
Data Verification Centers	2,287	67.0%
Investor Service Centers	237	6.9%
Total	3,411	100.0%

We invest significant resources in the recruitment of employees in support of our fast-growing business operations.  We have established comprehensive training programs, including orientation programs and on-the-job-training, to enhance performance and service quality.  We also regularly conduct employee training courses in the areas of risk management, managerial skills, company culture and communications.

As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund.  We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees.  We also enter into standard confidentiality and non-compete agreements with our executive officers.  See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

E.	Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to incentive shares and options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2018, by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 65,356,887 ordinary shares (including 58,571,281 Class A ordinary shares and 6,785,606 Class B ordinary shares) outstanding as of March 31, 2018.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Unless otherwise noted, the business address for each beneficial owner is 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China.

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power
	Number	%(1)	Number	%(2)	%(3)
Directors and Executive Officers:
Dr. Zhengyu (Zane) Wang(4)	0	*	3,749,440	55.1	32.7
Junqing (Kerry) Shen(5)	225,000	*	0	*	*
Douglas L. Brown(6)	114,833	*	0	*	*
Andrew Mason(7)	48,020	*	1,000,000	14.7	8.4
Christopher Thorne	0	*	0	*	*
Russell Krauss(8)	45,049	*	0	*	*
Joe Zhang(9)	102,679	*	0	*	*
Zhou Ji’an(10)	6,215	*	0	*	*
All directors and executive officers as a group(11)	541,796	*	4,749,440	69.8	41.4
Principal Shareholders:
DLB CRF Holdings, LLC(12)	10,711,180	18.3	0	*	9.4
United Investment Holding Company Limited(13)	3,517,444	6.0	0	*	3.1
Broadline Capital XI LLC(14)	3,169,442	5.4	0	*	2.8

*	Less than 1%.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group by the sum of the total number of Class A ordinary shares outstanding, which is 58,571,281 Class A ordinary shares as of March 31, 2018, plus the number of Class A ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after March 31, 2018.  We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares.  Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(2)

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class B ordinary shares outstanding, which is 6,785,606

Class B ordinary shares as of shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after March 31, 2018, plus the number of Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after March 31, 2018.  We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares.  Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(3)

For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group as of March 31, 2018 with respect to all of our outstanding Class A and Class B ordinary shares as one class as of March 31, 2018.  Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters subject to a shareholder’s vote.  Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.  The total voting power of the Class B Holders is limited.  See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

(4)

Represents (i) 3,729,331 Class B ordinary shares currently held by the reporting person and (ii) 20,109 Class B ordinary shares that such person has the right to acquire upon the exercise of options, warrants or other rights within 60 days after March 31, 2018.

(5)	Represents 200,000 Class A ordinary shares issuable upon the conversion of incentive shares and (b) 25,000 Class A ordinary shares issuable upon the exercise of options.
(6)

Represents (a) 52,136 Class A ordinary shares held by Patricia T. Brown, the wife of Mr. Brown, (b) 15,640 Class A ordinary shares held by the Douglas L. Brown Irrevocable Trust, (c) 36,496 Class A ordinary shares held by Mr. Brown and (d) 10,561 Class A ordinary shares underlying vested restricted share units held by Mr. Brown.  Patricia T. Brown, the wife of Mr. Brown, is the sole trustee and has voting and investment power over the Douglas L. Brown Irrevocable Trust.

(7)	Represents (a) 1,000,000 Class B ordinary shares held by Mr. Mason, and (b) 48,020 Class A ordinary shares held by Babetta von Albertini, the wife of Mr. Mason.
(8)	Represents 34,488 Class A ordinary shares underlying ADSs and 10,561 Class A ordinary shares underlying vested restricted share units, all of which are held by Mr. Krauss.
(9)	Represents 92,118 Class A ordinary shares and 10,561 Class A ordinary shares underlying vested restricted share units, all of which are held by Mr. Zhang.
(10)	Represents 6,215 Class A ordinary shares underlying vested restricted share units.
(11)

Represents ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon the conversion of incentive shares and upon exercise of options within 60 days of March 31, 2018 held by all of our directors and executive officers as a group.

(12)

Represents 10,427,239 Class A ordinary shares directly held by DLB CRF Holdings, LLC. DLB CRF Holdings, LLC is a Cayman Islands limited liability company. DLB CRF Holdings, LLC is managed by DLB Capital, LLC.  Eagle Proprietary Investments Limited is a member of  DLB CRF Holdings, LLC and has the right to direct the voting of, and approve any disposition of, the 10,427,239 Class A ordinary shares held directly by DLB CRF Holdings, LLC.  As such, Eagle Proprietary Investments Limited may be deemed to beneficially own the 10,427,239 Class A ordinary shares held directly by DLB CRF Holdings, LLC.   Eagle Proprietary Investments Limited directly owns 174,731 Class A ordinary shares, and may be deemed to be the beneficial owner of such shares. Rajiv N. Dvivedi is the chief executive officer of Eagle Proprietary Investments Limited. Mr. Dvivedi exercises voting and dispositive power over the 10,427,239 Class A ordinary shares held directly by DLB CRF Holdings, LLC and the 174,731 Class A ordinary shares held directly by Eagle Proprietary Investments Limited, and accordingly may be deemed to beneficially own all such shares. In addition, Mr. Dvivedi shares voting and dispositive power over 109,210 Class A ordinary shares owned directly by Saavi CRF LLC, a family investment partnership, and accordingly may be deemed to beneficially own such shares.  The members of DLB CRF Holdings, LLC (including Eagle Proprietary Investments Limited) have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares held directly by DLB CRF Holdings, LLC.  National Industries Group Holding, as the parent of Eagle Proprietary Investments Limited, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares held directly by DLB CRF Holdings, LLC and  Eagle Proprietary Investments Limited.   Members of Mr. Dvivedi’s immediate family are also members of Saavi CRF LLC, and have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares held directly by Saavi CRF LLC.  The registered address for DLB CRF Holdings, LLC is 459 NE 5th Ave., Delray Beach, FL 33483.

(13)

Represents 3,517,444 Class A ordinary shares held by United Investment Holding Company Limited. The address of United Investment Holding Company Limited is Flat/RM 06, 3/F, Bonham Trade Centre, 50 Bonhan Strand, Sheung Wan, Hong Kong.

(14)

Represents 3,169,442 Class A ordinary shares held by Broadline Capital XI LLC, a Delaware limited liability company.  Voting and investment control over the Class A ordinary shares held by Broadline Capital XI LLC is held by such entity’s managerial body.  The address of Broadline Capital XI LLC is 1111 Brickell Avenue, 11th Floor, Miami, FL 33131.

To our knowledge, on the same basis of calculation as above, approximately 47% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Citibank, N.A., which held 27,527,297 Class A ordinary shares represented by 27,527,297 ADSs.  The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.  None of our existing shareholders will have different voting rights from other shareholders, except with respect to the differences in voting rights afforded to holders of Class A ordinary shares and Class B ordinary shares.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Transactions with Directors and Officers

In May 2014, we borrowed short-term loans from three of our directors in the aggregate principal amount of US$1.5 million.  We used the proceeds of these loans for a capital injection into one of our PRC subsidiaries when we were unable to obtain foreign currency in a timely manner.  US$1.25 million was repaid in August 2014 along with US$42,500 in interest.  The remaining balance of US$250,000 along with US$23,000 in interest was repaid in February 2015.

Jade Capital Management LLC, or Jade Capital, jointly owned by our director, Andrew Mason, and Gary Wang, previously assisted us and our subsidiaries on an on-going basis with respect to our business development, private investor and advisor communication, financial accounts, tax reporting and U.S. administration.  We previously paid Jade Capital an administration fee of $10,000 per month for such services.  Such payments ended as of the date of our IPO.

On August 5, 2016, we issued 750,751 shares of Series C redeemable convertible preferred shares to Dr. Zhengyu (Zane) Wang at a price per share of US$26.64 in exchange for a promissory note in the aggregate principal amount of US$20,000,000.  On November 10, 2016, Dr. Wang completed the transfer of all such 750,751 shares of Series C redeemable convertible preferred shares to an institutional investor at US$26.64 per share.  Dr. Wang transferred the RMB equivalent of US$16,000,000 he received from the investor to our company on November 11, 2016.  The remaining US$4,000,000 was received by us in February 2017 and the promissory note was cancelled.

Registration Rights Agreement

Concurrent with our Series C share placement, we entered into a registration rights agreement on July 1, 2015 with our then shareholders, which consisted of holders of our ordinary shares, Series A preferred shares, Series B preferred shares and Series C preferred shares, and such registration rights agreement was subsequently amended to include any additional purchasers of our Series C preferred shares.  Under the registration rights agreement, holders of our registrable securities are entitled to registration rights, including demand registration rights, Form F-3 registration rights and piggyback registration rights.

Investor Rights Agreement

Concurrent with our Series C share placement, we entered into the Investor Rights Agreement with our shareholders, which consist of holders of ordinary shares, Series A preferred shares, Series B preferred shares and Series C preferred shares.  The Investor Rights Agreement terminated automatically upon the consummation the IPO.  The Investor Rights Agreement provided for certain preferential rights, including information rights, preemptive rights and rights of first refusal.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

See “Item 3. Key Information—A. Selected Financial Data” and “Item 17. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings.  We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.  Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in additional costs and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion regarding whether to declare or pay dividends.  In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.  In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business.  Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our shares.  We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future.  We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

We are a holding company registered in the Cayman Islands.  We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to pay dividends or other distributions to us and repay their debts to creditors could limit our ability to distribute profits to our shareholders and fulfill our repayment obligations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC tax authorities’ heightened scrutiny over acquisition transactions may have a negative impact on our business operations or our acquisitions or the value of your investment in us.”

If we pay any dividends, we will pay such dividends on the shares represented by ADSs to the depositary, and the depositary will pay such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
A.	Offering and Listing Details

Our ADSs, each representing one of our Class A ordinary shares, have traded on the NYSE under the symbol “XRF” since they began trading on April 28, 2017. Prior to that date, there was no public trading market for our ADSs. The IPO was priced at US$6.00 per share on April 27, 2017. The following table sets forth, for the periods indicated, the high and low sales prices per share of our ADSs as reported on the NYSE.

	High	Low
Annual Highs and Lows
2017 (Since April 28, 2017)	US$12.86	US$4.60
Quarterly Highs and Lows
Second Quarter 2017 (Since April 28, 2017)	US$8.02	US$5.72
Third Quarter 2017	US$7.15	US$5.76
Fourth Quarter 2017	US$12.86	US$4.60
Monthly Highs and Lows
September 2017	US$7.13	US$6.05
October 2017	US$12.86	US$6.55
November 2017	US$10.83	US$7.12
December 2017	US$7.05	US$4.60
January 2018	US$6.50	US$5.31
February 2018	US$5.81	US$4.40
March 2018	US$5.70	US$4.63
April 2018 (through April 23, 2018)	US$5.00	US$3.93

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our Class A ordinary shares, have been listed on the NYSE under the symbol “XRF” since April 28, 2017.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time and the Companies Law of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

Our fourth amended and restated memorandum and articles of association, which became effective immediately following our IPO, provides for two classes of shares, the Class A ordinary shares and Class B ordinary shares.  Our authorized share capital is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprised of (1) 450,000,000 Class A ordinary shares of a par value of $0.0001 each, and (2) 50,000,000 Class B ordinary shares of a par value of $0.0001 each.  As of March 31, 2018, we had 58,571,281 Class A ordinary shares and 6,785,606 Class B ordinary shares issued and outstanding.  Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine.

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General.  All of our issued and outstanding ordinary shares are fully paid and non-assessable.  Our ordinary shares are issued in registered form, and are issued when registered in our register of members.  Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.  Under our fourth amended and restated memorandum and articles of association, our company may issue only non-negotiable shares and may not issue bearer or negotiable shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors.  In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.  Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Classes of Ordinary Shares.  Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares.  Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.  In addition, (i) each Class B ordinary share shall automatically and immediately be converted into one Class A ordinary share if at any time the total number of the issued and outstanding Class B ordinary shares is less than 5% of the total number of Class B ordinary shares of our company issued and outstanding immediately following the IPO, and (ii) upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an Affiliate (as defined in our fourth amended and restated memorandum and articles of association) of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.  Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Voting Rights.  Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.  In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes; provided, however, that shareholders holding Class B ordinary shares shall only be permitted to vote in the aggregate a maximum of 9.5% of the outstanding voting interests entitled to vote at a given meeting, taking into account any direct, indirect or constructive owner of such voting interests through the application of sections 958(a) or (b) of the Internal Revenue Code of 1986, as amended, except that if Dr. Zhengyu (Zane) Wang is a shareholder holding Class

B ordinary shares, Dr. Wang shall only be permitted to vote a maximum of 37% of the outstanding voting interests entitled to vote at a given meeting, taking into account any direct, indirect or constructive owner of such voting interests through the application of sections 958(a) or (b) of the Internal Revenue Code of 1986, as amended.  At any general meeting a resolution put to the vote of the meeting shall be decided by poll.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting.  A special resolution is required for important matters such as a change of name or any amendment to our fourth amended and restated memorandum and articles of association.  Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our memorandum, and cancelling any unissued shares.

General Meetings of Shareholders and Shareholder Proposals.  As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings.  Our fourth amended and restated memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by our board of directors.  Advance notice of at least 15 calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders.  A quorum required for a general meeting of shareholders consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.  However, these rights may be provided in a company’s articles of association.  Our fourth amended and restated memorandum and articles of association allow any of our shareholders holding in the aggregate not less than two-thirds of the aggregate number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares.  Subject to the restrictions of our fourth amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in such usual or common form or such other form approved by our board of directors.

Our board of directors may, in its absolute discretion, and without assigning any reason, refuse to register any transfer of any ordinary share which is not fully paid up or upon which our company has a lien.  Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the NYSE may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.  The registration of transfers may, on fourteen (14) days’ notice being given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of the NYSE to that effect, be suspended at such times and for such periods (not exceeding in the whole thirty (30) calendar days in any year) as our directors may determine.

Liquidation.  On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise.  If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment.  The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Purchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors, before the issue of such shares, or our shareholders by special resolution may determine.  Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association.  Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business.  In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation.  In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.  If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may be varied or abrogated either with the written consent of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class.  The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.  Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.  However, at the discretion of our board of directors, we intend to provide our shareholders with annual audited financial statements.  See “Item 10. Additional Information—H. Documents on Display.”

Changes in Capital.  Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
•	consolidate or divide all or any of our share capital into shares of a larger or smaller amount than our existing shares;
•	sub-divide our existing shares, or any of them into shares of as amount smaller than that fixed by our memorandum; and
•

cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares.  Our fourth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our fourth amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

•	designation of the series;
•	the number of shares of the series;
•	the dividend rights, conversion rights and voting rights; and
•	the rights and terms of redemption and liquidation preferences.

The issuance of convertible redeemable preferred shares may be used as an anti-takeover device without further action on the part of the shareholders.  Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions.  Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.  We are an exempted company with limited liability under the Companies Law.  The Companies Law distinguishes between ordinary resident companies and exempted companies.  Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company.  The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on its shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Our fourth amended and restated memorandum and articles of association contains a declaration that the liability of our members is so limited.

Register of Members.  Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England.  In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders.  Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements.  The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.  For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.  In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.  The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger will be published in the Cayman Islands Gazette.  Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions.  Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose.  The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.  While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;
•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected (within four months after they marking the offer), the offeror may, within a two-month period commencing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer.  An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder.  However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles so that a non-controlling shareholder may be permitted to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

•	an act which is ultra vires the company or illegal and is therefore incapable of ratification by the shareholders;
•

an act which, although not ultra vires, could only be effected if duly authorized by a resolution with a qualified or special majority (i.e., more than a simple majority) that has not been obtained; and

•	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability.  Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our fourth amended and restated memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.  This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.  In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.  Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders.  This duty has two components:  the duty of care and the duty of loyalty.  The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.  Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.  The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation.  He or she must not use his or her corporate position for personal gain or advantage.  This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.  In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation.  However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.  Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party.  A director of a Cayman Islands company owes to the company a duty to act with skill and care.  It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience.  However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.  Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.  As permitted by Cayman Islands law, our fourth amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.  Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents.  A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.  However, these rights may be provided in a company’s articles of association.  Our fourth amended and restated memorandum and articles of association allow any of our shareholders holding in the aggregate not less than two-thirds of the aggregate number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.  However, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.  Our fourth amended and restated memorandum and articles of association provides that we may in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting.  Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.  Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.  There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our fourth amended and restated memorandum and articles of association do not provide for cumulative voting.  As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.  Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.  Under our fourth amended and restated memorandum and articles of association, directors may be removed by ordinary resolution.  The notice of any meeting at which a resolution to remove a director is proposed or voted upon must contain a statement of the intention to remove that director and such notice must be served on that director not less than ten (10) calendar days before the meeting.  Such director is entitled to attend the meeting and be heard on the motion for his removal.

Transactions with Interested Shareholders.  The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder.  An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years.  This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally.  The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder.  This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute.  As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute.  However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.  Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation.  Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.  Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.  Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members.  The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands, our company may be dissolved, liquidated or wound up voluntarily by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares.  Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.  Under our fourth amended and restated memorandum and articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.  Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.  Under Cayman Islands law, our memorandum and articles of association may only be amended by special resolution.

Inspection of Books and Records.  Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.  However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association.  Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult.  If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders.  There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.  In addition, there are no provisions in our fourth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company— B. Business Overview—Regulations—Regulations Related to Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of ownership of our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to ownership of our ADSs or ordinary shares, such as the tax consequences under U.S.

state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable on an instrument of transfer in respect of an ordinary share.

People’s Republic of China Taxation

Under the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met:  (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that we do not meet all of the criteria described above. We believe that neither we nor our subsidiaries outside of China are PRC tax resident enterprises, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and therefore may be subject to PRC enterprise income tax at 25% on our worldwide income. In addition, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, CRF China Holding Co. Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of our voting stock; investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, U.S. federal estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in ADSs or ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our ADSs or ordinary shares and you are:  (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds our ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Partners in a partnership holding our ADSs or ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the ADSs or ordinary shares.

We are a corporation organized under the laws of the Cayman Islands. As such, we believe that we are properly classified as a non-U.S. corporation for U.S. federal income tax purposes. Under certain provisions of the Code and U.S. Treasury regulations, however, if (1) pursuant to a plan (or a series of related transactions), a non-U.S. corporation (such as our company) acquires substantially all of the properties constituting a trade or business of a U.S. partnership, (2) after the acquisition 80% or more of the stock (by vote or value) of the non- U.S. corporation (excluding stock issued in a public offering related to the acquisition) is owned by former partners of the U.S. partnership by reason of their holding a capital or profits interest in the U.S. partnership, and (3) the non-U.S. corporation and certain of its affiliates do not have substantial business activities in the country in which the non-U.S. corporation is organized, then the non-U.S. corporation will be considered a U.S. corporation for U.S. federal income tax purposes. Prior to our conversion to a Cayman Islands company, we were a Delaware LLC treated as a partnership for U.S. federal income tax purposes. We do not believe that the Delaware LLC was engaged in a trade or business, either directly or through entities treated as transparent for U.S. federal income tax purposes and therefore, we believe that the first requirement was not met. However, there is no direct authority on how the relevant rules of the Code might apply to us and our reorganization. You are urged to consult your tax advisor concerning the income tax consequences of holding or disposing of ADSs or ordinary shares if we were to be treated as a U.S. corporation for U.S. federal income tax purposes. The remainder of this discussion assumes that our company is treated as a non-U.S. corporation for U.S. federal income tax purposes.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-corporate recipient will be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock (or ADSs representing such stock) is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares, as described under “— People’s Republic of China Taxation”. If we are deemed to be a PRC tax resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the ADSs or ordinary shares may be subject to tax in the PRC, as described under “—People’s Republic of China Taxation.” If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our ADSs or ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our ADSs or ordinary shares, if you are eligible for the benefits of the Treaty, you generally may treat such gain as foreign-source income. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the projected composition of our assets and income, we do not anticipate becoming a PFIC for our taxable year ending December 31, 2018. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2018 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless you make a “mark- to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•

amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•

amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs.  If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs.  You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year.  However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years.  Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income.  Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to- market gains previously included for such ADSs.  Your basis in the ADSs will be adjusted to reflect any such income or loss amounts.  If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs (described above in “—Dividends”) would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations.  We expect that the ADSs will be listed on the NYSE, which is a qualified exchange for these purposes.  If the ADSs are regularly traded, and the ADSs qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not currently intend to provide information necessary for you to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our ADSs or ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the ADSs or ordinary shares held.  A failure to file a required annual report will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to your investment in the ADSs or ordinary shares).  You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on your behalf by certain financial institutions.  Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or  are otherwise exempt from backup withholding.  If you are required to establish your exempt status you generally must provide such certification on IRS Form W-9 or an acceptable substitute form.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

F.	Dividends and Payment Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-217064), as amended, including the annual report contained therein, to register the issuance and sale of our Class A ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC the registration statement on Form F-6 (Registration No. 333-217079) to register our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

For information on subsidiaries, see “Item 4. Information on the Company—C.  Organizational Structure” and Note 1 to our audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 included in “Item 18.  Financial Statements” and Exhibit 8.1 to this annual report.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenue and expenses are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar.  The RMB is not freely convertible into foreign currencies for capital account transactions.  The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years.  Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band.  Starting in June 2010, the PRC government allowed the RMB to appreciate slowly against the U.S. dollar.  However, with the announcement by the PBOC to devalue the RMB in a move to support exports and boost the role of market pricing, the RMB has experienced significant depreciation against the U.S. dollar.  For example, in August 2015, the PRC government allowed the RMB to depreciate by more than 4% against the U.S. dollar.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk partially relates to the interest income associated with micro-credit loans provided by Haidong.  We generated interest income associated with micro-credit loans provided by Haidong in the amount of US$332,000, US$175,000 and US$140,506 in 2015, 2016 and 2017, respectively.  In addition, we generated interest income on our interest-bearing bank deposits, in the amount of US$144,000, US$29,000 and US$15,850 in 2015, 2016 and 2017.  Interest-earning instruments carry a degree of interest rate risk.  We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates.  However, our future interest income may fall short of expectations due to changes in market interest rates.

The fluctuation of interest rates may also affect the demand for our marketplace lending business.  For example, a decrease in the interest rate may cause potential borrowers to seek loans from other channels and higher returns offered by comparable or substitute products may damper investor desire to invest in our marketplace.  A high interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce the number of loans facilitated on our platform, which may adversely affect our business.  However, we do not expect that the fluctuation of interest rates will have a material impact on our financial condition.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

ADS holders will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•    Issuance of ADSs (i.e., an issuance of ADS upon a deposit of Class A ordinary shares or upon a change in the ADS-to-share ratio), excluding ADS issuances as a result of distributions of Class A ordinary shares

Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (i.e., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS-to-share ratio)	Up to U.S. 5¢ per ADS cancelled

• Distribution of cash dividends or other cash distributions (i.e., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

ADS holders will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;
•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;
•	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;
•

the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person to whom the ADSs are issued (in the case of ADS issuances) and to the person whose ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time.  ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date.  In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed.  In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder.  Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of an ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank.  You will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.  In 2017, we received approximately US$1.6 million in reimbursements relating to the ADS facility from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-217064), in relation to our IPO, or the F-1 Registration Statement, which was declared effective by the SEC on April 27, 2017. In May 2017, we completed our IPO in which we issued and sold an aggregate of 11,500,000 ADSs, representing 11,500,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$63 million, net of underwriting discounts and commissions associated with the offering paid or payable by us. Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Jefferies LLC acted as the joint bookrunners for our initial public offering.

We applied the proceeds from our IPO, as disclosed in our F-1 Registration Statement, to acquire more EMMA customers to further penetrate our total addressable market, test and roll-out additional products to meet the lifetime credit needs of EMMAs and invest in our technology platform and for general corporate purposes, including working capital, operating expenses and capital expenditures.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has  evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 20-F.

Based on such evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2017, we did not maintain effective disclosure controls and procedures because of the material weaknesses and other deficiencies in internal control over financial reporting described below. In light of these material weaknesses and other deficiencies, management completed additional procedures and analysis to validate the accuracy and completeness of the financial results impacted by the control deficiencies including the validation of data underlying key financial models and the addition of substantive logic inspection, fluctuation analysis and testing procedures. In addition, management engaged the Audit Committee directly, in detail, to discuss the procedures and analysis performed to ensure the reliability of the Company's financial reporting. Notwithstanding these material weaknesses, based on additional analyses and other procedures performed, management concluded that the financial statements included in this report fairly present in all material respects our financial position, results of operations, capital position, and cash flows for the periods presented in conformity with GAAP.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report on Internal Control over Financial Reporting of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on Internal Control over Financial Reporting of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2017.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the three years ended December 31, 2015, 2016 and 2017, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals;  and (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accouting implications of, significant and non-routine payment transactions. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remediate our identified material weaknesses, we intend to adopt several measures to improve our internal control over financial reporting, including (i) hiring more qualified accounting personnel, including a financial controller, with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls; and (iv) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process; (v) setting up and maintaining a control process for the accounting implication assessment of all significant payments, particularly those that are non-routine; (vi) setting up and maintaining a control process for maintaining all supporting documentation  regarding non-routine transactions; and (vii) updating the approval requirements for non-routine transactions to ensure that they matche our transaction approval policies in place on our other accounts.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1,070,000,000 in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

ITEM 16.
A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Christopher Thorne, an independent director (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in July 2017. We have posted a copy of our code of business conduct and ethics on our website at http://stage.investorroom.com/chinarapidfinance/index.php?s=126.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2016		2017
	(in thousands)
Audit fees(1)	US$	547	US$	1,020
Audit-related fees(2)	US$	—	US$	—
Tax fees(3)	US$	—	US$	—

(1)

“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)

“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.

(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.”

H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-32.

ITEM 19.	EXHIBITS

1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2***	Registrant’s Specimen Certificate for Ordinary Shares

2.3

Form of Deposit Agreement among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on April 14, 2017)

4.1

Series C Preferred Share Purchase Agreement dated July 1, 2015 (incorporated by reference to Exhibit 10.1 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

4.2

Series C Preferred Share Purchase Agreement dated December 30, 2015 (incorporated by reference to Exhibit 10.2 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

4.4

Amended and Restated Investor Rights Agreement dated July 1, 2015 (incorporated by reference to Exhibit 10.3 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

4.4

Amended and Restated Registration Rights Agreement dated July 1, 2015 (incorporated by reference to Exhibit 10.4 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

4.5

2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

4.6

Form of Indemnification Agreement with Executive Officers and Directors (incorporated by reference to Exhibit 10.6 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

4.7

Form of Advisory and Incentive Share Agreement (incorporated by reference to Exhibit 10.7 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

8.1*	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Fangda Partners

*	Filed herewith
**	Furnished herewith
***	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA RAPID FINANCE LIMITED

By:	/s/ Dr. Zhengyu (Zane) Wang
Name: Dr. Zhengyu (Zane) Wang
Title: Chief Executive Officer, Chairman and Executive Director

By:	/s/ Junqing (Kerry) Shen
Name: Junqing (Kerry) Shen
Title: Chief Financial Officer

Date:	April 30, 2018

CHINA RAPID FINANCE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Rapid Finance Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Rapid Finance Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

30 April, 2018

We have served as the Company’s auditor since 2015.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

(US$ in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2016	2017
	US$	US$
Assets
Cash and cash equivalents	18,983	94,881
Restricted cash	12,685	14,673
Loans receivable, net of allowance for loan losses US$112 thousand and US$99 thousand as of December 31, 2016 and 2017, respectively	512	627
Safeguard Program asset	6,546	7,212
Receivables, prepayments and other assets	14,428	14,305
Property equipment and software, net	5,314	5,830
Total assets	58,468	137,528
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/ EQUITY
Liabilities:
Safeguard Program payable	19,511	17,950
Accrued liabilities	22,426	51,895
Income tax payable	1,893	2,008
Deferred revenue	630	6,637
Total liabilities	44,460	78,490
Commitments and contingencies (Note 15)
Mezzanine equity
Series A preferred shares (US$0.0001par value; 4,912,934 shares issued and outstanding as of December 31, 2016, and nil outstanding as of December 31, 2017)	6,796	—
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as of December 31, 2016, and nil outstanding as of December 31, 2017)	35,132	—
Series C preferred shares (US$0.0001 par value; 2,858,394 shares issued and outstanding as of December 31, 2016, and nil outstanding as of December 31, 2017)	78,290	—
Receivable for issuance of Series C preferred shares	(4,000)	—
Total mezzanine equity	116,218	—
Shareholders’ (deficit)/equity
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 16,508,037 and 64,702,673 shares issued and outstanding as of December 31, 2016 and 2017, respectively	2	6
Additional paid-in capital	—	281,471
Accumulated other comprehensive income	(913)	(743)
Accumulated deficit	(101,299)	(221,696)
Total shareholders’ (deficit)/equity	(102,210)	59,038
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	58,468	137,528

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
Revenue:
Transaction and service fees (net of customer acquisition incentive)	62,535	55,891	91,621
Other revenue	946	1,092	1,156
	63,481	56,983	92,777
(Provision)/Reversal for loan losses	(3,924)	—	13
Discretionary Payments	—	—	(4,576)
Business related taxes and surcharges	(3,424)	(1,122)	(503)
Net revenue	56,133	55,861	87,711
Operating expense:
Servicing expenses	(13,484)	(13,889)	(13,651)
Sales and marketing expenses	(34,182)	(29,954)	(45,341)
General and administrative expenses	(30,355)	(36,742)	(54,121)
Product development expenses	(5,675)	(8,630)	(11,642)
Total operating expenses	(83,696)	(89,215)	(124,755)
Other income (expense):
Other income (expense), net	(2,456)	(9)	508
Loss before income tax expense	(30,019)	(33,363)	(36,536)
Income tax expense	(7)	(3)	(113)
Net loss	(30,026)	(33,366)	(36,649)
Accretion on Series A convertible redeemable preferred shares to redemption value	(288)	(288)	(96)
Accretion on Series B convertible redeemable preferred shares to redemption value	(1,621)	(1,621)	(540)
Accretion on Series C convertible redeemable preferred shares to redemption value	(1,292)	(4,468)	(2,232)
Deemed dividend to Series C convertible redeemable preferred shares at modification	—	(635)	—
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	—	—	(82,034)
Net loss attributable to ordinary shareholders	(33,227)	(40,378)	(121,551)
Net loss	(30,026)	(33,366)	(36,649)
Foreign currency translation adjustment, net of nil tax	(533)	(1,885)	170
Comprehensive loss	(30,559)	(35,251)	(36,479)
Weighted average number of ordinary shares used in computing net loss per share
Basic	16,232,433	16,437,946	49,054,201
Diluted	16,232,433	16,437,946	49,054,201
Loss per share attributable to ordinary shareholders
Basic	(2.05)	(2.46)	(2.48)
Diluted	(2.05)	(2.46)	(2.48)

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(US$ in thousands, except share data and per share data, or otherwise noted)

	Ordinary shares
	Number of share outstanding	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ deficit
		US$	US$	US$	US$	US$
Balance as of December 31, 2014	16,110,302	2	—	1,505	(29,924)	(28,417)
Share-based compensation	—	—	592	—	—	592
Vesting of incentive shares	156,539	—	—	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(288)	—	—	(288)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(304)	—	(1,317)	(1,621)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	(1,292)	(1,292)
Foreign currency translation adjustments	—	—	—	(533)	—	(533)
Net loss	—	—	—	—	(30,026)	(30,026)
Balance as of December 31, 2015	16,266,841	2	—	972	(62,559)	(61,585)
Share-based compensation	—	—	1,003	—	—	1,003
Vesting of incentive shares	241,196	—	—	—	—	—
Deemed dividend to Series C convertible redeemable preferred shares at modification of Series C convertible redeemable preferred shares	—	—	635	—	—	635
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(288)	—	—	(288)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(715)	—	(906)	(1,621)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	(635)	—	(4,468)	(5,103)
Foreign currency translation adjustments	—	—	—	(1,885)	—	(1,885)
Net loss	—	—	—	—	(33,366)	(33,366)
Balance as of December 31, 2016	16,508,037	2	—	(913)	(101,299)	(102,210)
Share-based compensation	455,166	—	2,497	—	—	2,497
Receipts of reserve amounts for vested incentive shares	—	—	55	—	—	55
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(96)	—	—	(96)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(540)	—	—	(540)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	(518)	—	(1,714)	(2,232)
Deemed dividend to Series C shareholders upon Initial Public Offering	—	—	82,034	—	(82,034)	—
Conversion of Series A, B and C preferred shares upon Initial Public Offering	36,239,470	3	141,118	—	—	141,121
Issuance of common shares upon Initial Public Offering	11,500,000	1	63,019	—	—	63,020
Initial Public Offering expense	—	—	(6,098)	—	—	(6,098)
Foreign currency translation adjustments	—	—	—	170	—	170
Net loss	—	—	—	—	(36,649)	(36,649)
Balance as of December 31, 2017	64,702,673	6	281,471	(743)	(221,696)	59,038

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
Cash flows from operating activities:
Net profit (loss)	(30,026)	(33,366)	(36,649)
Adjustments to reconcile net profit (loss) to net cash provided by/(used in) operating activities:
Provision for loan losses	3,924	—	(13)
Depreciation	1,016	1,381	2,331
Fair value changes of investments held for trading	(887)	(33)	—
Share-based compensation	592	1,003	2,497
Loss (gain) on extinguishment of convertible promissory note	2,232	(355)	25
Accretion of convertible promissory note	843	—	—
Change in fair value of the derivatives	688	—	—
Change in fair value of the convertible promissory note	—	626	—
Changes in operating assets and liabilities:
Safeguard Program assets and liabilities(1)	(1,029)	601	(4,148)
Investments held for trading	1,094	2,842	—
Loans receivable	5,598	87	(63)
Receivables, prepayments and other assets	(4,319)	(273)	2,458
Accrued liabilities	3,086	847	22,084
Income tax payable	60	4	(1)
Deferred revenue	194	(104)	5,790
Net cash used in operating activities	(16,934)	(26,740)	(5,689)
Cash flows from investing activities:
Purchase of property, equipment and software	(2,697)	(3,087)	(2,190)
Net cash used in investing activities	(2,697)	(3,087)	(2,190)
Cash flows from financing activities:
Repayment of borrowings	(1,833)	—	—
Proceeds from issuance of convertible redeemable preferred shares	11,920	20,389	22,431
Proceeds from initial public offering (net of underwriters' commissions of USD 5,980 thousands)	—	—	63,020
Proceeds from exercise of incentive shares	—	—	55
Payment of convertible redeemable preferred shares issuance costs	(1,243)	(1,813)	(1,329)
Proceeds from issuance of convertible promissory notes	32,800	5,426	500
Payment of redemption of convertible promissory notes	(2,500)	—	—
Net cash provided by financing activities	39,144	24,002	84,677
Effect of exchange rate changes on cash and cash equivalents	(281)	(237)	(900)
Net increase/(decrease) in cash and cash equivalent	19,232	(6,062)	75,898
Cash and cash equivalents at beginning of year	5,813	25,045	18,983
Cash and cash equivalents at end of year	25,045	18,983	94,881
Supplemental disclosure of cash flow information
Cash paid for income taxes	2	7	675
Cash paid for interest	281	—	—
Supplemental disclosure of non-cash operating, investing and financing activities
Accruals related to purchase of equipment and software	117	109	144
Accretion on convertible redeemable preferred shares to redemption value	3,201	6,377	2,868
Conversion of convertible promissory notes to Series C convertible redeemable preferred shares	31,908	4,502	500
Promissory note receivable arising from issuance of Series C convertible redeemable preferred share	—	4,000	—

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(US$ in thousands, except share data and per share data, or otherwise noted)(continued)

(1)

The majority of the Safeguard Program assets and liabilities (namely, restricted cash, Safeguard Program asset and Safeguard Program payable) do not flow through the Group’s cash accounts. The non-cash transactions related to the Safeguard Program that flowed directly through restricted cash for the Safeguard Program are as follows:

	For the Year Ended December 31,
	2015	2016	2017
Increase in restricted cash for Safeguard Program	76,121	102,620	85,916
Decrease in restricted cash for Safeguard Program	(69,107)	(101,158)	(88,631)

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

China Rapid Finance Limited (the “Company”), formerly known as China Risk Finance LLC, was formed in Delaware, United States of America (the “USA”) on July 12, 2004. The Company, through its subsidiaries (collectively, the “Group”) is principally engaged in providing a consumer lending marketplace for lenders (“marketplace investors”) and borrowers in the People’s Republic of China (the “PRC” or “China”) with predictive selection technology “PST”, automated decisioning technology “ADT”, non-credit data analytic and risk-based pricing capabilities, to serve marketplace investors and borrowers both online and through a physical network of over one hundred data verification centres. The Group also engages in the micro-credit lending business through one of its subsidiaries.

In 2015, the Company undertook a series of reorganization transactions to redomicile its business from the USA to the Cayman Islands (the “Reorganization”). The main purpose of the Reorganization is to establish a Cayman Islands holding company in preparation for its initial public offering.

On August 18, 2015 China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation, and in conjunction therewith, its name was changed to China Rapid Finance Limited. In connection with the Reorganization, all of China Risk Finance LLC’s ordinary shares were exchanged for ordinary shares of China Rapid Finance Limited with equivalent rights. The Series A, Series B and Series C preferred shares of China Risk Finance LLC were cancelled in exchange for an equivalent number of Series A, Series B and Series C preferred shares of China Rapid Finance Limited with equivalent rights and preferences before and after the Reorganization.

Upon the completion of the Reorganization, the Company’s shares and per share information including the basic and diluted earnings (loss) per share have been presented retrospectively as of the beginning of the earliest period presented in the consolidated financial statements.

As of December 31, 2017, the Company’s principal subsidiaries are as follows:

Name	Percentage of ownership		Date of incorporation	Place of incorporation
China Risk Finance LL (China) Co., Ltd. (“CRF China”)	100%		July 15, 2005	Shanghai, the PRC
CRF Wealth Management Co., Ltd. (“Wealth management”)	100%		February 5, 2013	Shenzhen, the PRC
Shanghai Shouhang Business Management Co., Ltd. (“Shanghai Shouhang”)	100%		July 11, 2002	Shanghai, the PRC
Capital Financial Co., Ltd. (“Beijing Shouhang”)	100%		August 4, 2005	Beijing, the PRC
Haidong CRF Micro-credit Co., Ltd. (“Haidong CRF Micro- credit”)	100%	(1)	May 8, 2012	Qinghai, the PRC

(1)	CRF China holds 30% shares of Haidong CRF Micro-credit and 70% shares indirectly through nominee shareholders.

Initial public offering

The Company completed its initial public offering (“IPO”) on April 28, 2017 on New York Stock Exchange (“NYSE”) and the underwriters subsequently exercised their over-allotment option on May 11, 2017. The Company issued and sold a total of 11,500,000 American Depositary Shares (“ADSs”) pursuant to these transactions. Each ADS represents one common share. The net proceeds received by the Company, after deducting commissions and offering expenses, amounted to approximately US$ 63,020 thousand. Upon the completion of the IPO, all of the Company’s outstanding preferred shares were converted into common shares immediately as of the same date.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies

(a) Basis of presentation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Principal of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, including a subsidiary held by the Group through nominee shareholders. All significant intercompany transactions and balances have been eliminated.

Due to provincial regulations on size of individual shareholding percentages, a subsidiary of the Group, Haidong CRF Micro-credit, is 30% directly owned by the Group and 70% indirectly owned through nominee shareholders, the majority of which are immediate family members of the CEO and founder of the Group. Upon the formation of the subsidiary, the Group entered into nominee shareholding agreements with the nominee shareholders with the following key terms:

•	All of the capital for the formation of Haidong CRF Micro-credit was provided by the Group;
•	The Group has the all rights and obligations as if it is the direct shareholder;
•	The nominee shareholders hold the equity interest in it on behalf of the Group;
•	The Group can at anytime, at its discretion, have the nominee shareholders transfer their legal interest in Haidong CRF Micro-credit to a party specifically appointed by the Group; and
•	The nominee shareholding agreement shall be in force until the underlying legal interest has been transferred to the Group or a party specifically appointed by the Group.

The nominee shareholding agreements are legally enforceable.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation allowances for deferred tax assets, valuation of share-based awards, measurement of Safeguard Program payable, and allocation of considerations under revenue arrangements with multiple elements.

(d) Foreign currency and foreign currency translation

The United States dollar (“US$”) is the functional currency of the Group’s entities incorporated in Cayman Islands and Delaware, USA. The functional currency of the Group’s PRC subsidiaries is the Renminbi (“RMB”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of comprehensive income (loss).

Assets and liabilities of the subsidiaries in PRC are translated into US$ using the exchange rate in effect at each balance sheet date. Income and expenses items of the subsidiaries in PRC are translated into US$ at the average exchange rates prevailing during the reporting period. Foreign currency translation adjustments arising from these

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

are accumulated as a separate component of shareholders’ deficit in the consolidated financial statements. The exchange rates used for translation on December 31, 2015, 2016 and 2017 were US$1.00 = RMB6.4936, RMB6.9370 and RMB6.5342, respectively, being the index rates stipulated by the People’s Bank of China.

(e) Certain risks and concentration

Credit risk is one of the most significant risks for the Company’s micro-lending business. The Group records an allowance for loan losses based on its estimated probable losses against its loans receivable. Apart from the loans receivable, the Group’s financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, investments held for trading. As of December 31, 2016 and 2017, substantially all of the Group’s cash and cash equivalents, restricted cash and investments held for trading were held in major financial institutions located in the PRC and in the USA, which management considers to be of high credit quality. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2016 and 2017.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks and third-party payment companies, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

(g) Restricted cash

Restricted cash represents funds received from marketplace investors and borrowers and held in separate deposit accounts for the Safeguard Program.

(h) Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, loans receivable, Safeguard Program asset, receivables, prepayments and other assets, accrued liabilities and Safeguard Program payable. The carrying amounts of loans receivable, receivables, prepayments and other assets, and accrued liabilities approximate their fair values due to the short-term maturity of these instruments. The carrying amount of Safeguard Program asset/payable approximate their fair values as the interest rates applied reflect the current quoted market yield for comparable borrowings (Level 2 inputs).

As of December 31, 2016 and 2017, the Group had financial instruments of US$1,514 thousand and US$1,514 thousand that were measured at fair value and classified as level 3 .

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the Group’s Level 1 financial assets are based on quoted prices in active market for identical assets. For the fair value of Level 3 financial assets, the Group considers the probable future cash collectible and takes into account of any potential unrecoverable amounts according to the contract terms in estimating its fair value. At each reporting date, the Company estimates the future cash flows and assesses whether there is any indicator of impairment. .

The following table sets forth the activity of recurring fair values measurements categorized within Level 3 of the hierarchy:

	For the Year Ended December 31,
	2015	2016	2017
Beginning	—	—	1,514
Net addition/(disposal) of financial assets	—	1,514	—
Issuance of convertible promissory notes	2,724	5,426	500
Change in fair value of convertible promissory notes	688	(626)	—
Settlement of conversion option of convertible promissory notes upon exercise	(3,412)	(4,800)	(500)
Ending	—	1,514	1,514

The Group did not have any instruments that were measured at fair value on a non-recurring basis as of December 31, 2016 and 2017.

(i) Loans receivable, net

Loans receivable represents loan amounts due from customers of the Group’s micro-credit lending business, under which the Group provides direct loans to individuals. The Group has the intent and the ability to hold such loans receivable for the foreseeable future or until maturity or payoff. Loans receivable is recorded at unpaid principal balances, net of allowance that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio mainly consists of personal loans with the term periods ranging from 7 days to 3 years.

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed both on an individual-loan basis and collective basis. For individual loans that are past due for a certain period of time or where there is an observable indicator of impairment, a specific allowance is provided. All other loans not already included in the individual assessment are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. The Company evaluates and adjusts its allowance for loan losses on a quarterly basis or more often as necessary.

The Group writes off the loans receivable and the related allowance when management determines that full repayment of a loan is not probable. The primary factor in making such determination is the potential recoverable amounts from the delinquent debtor.

(j) Interest receivable

Interest on loans receivable, is accrued and recognized as income when earned. Accrual of interest is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal (e.g. when the loans have been past due by 90 days). Subsequent recognition of income for loans in non-accrual status occurs only to the extent payment is received, subject to the management’s assessment of the collectability of the remaining interest and principal. Loans are restored to an accrual status when they are no longer delinquent and collectability of interest and principal is probable.

(k) Property, equipment and software, net

Property, equipment and software are recorded at cost, less accumulated depreciation and impairment. Depreciation of property, equipment and software is calculated on a straight-line basis, after consideration of

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expected useful lives and estimated residual values. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful life	Estimated residual value
Vehicles	5 years	5%
Office furniture and equipment	5 years	5%
Computer and electronic equipment	3-5 years	5%
Software	5 years	nil
Leasehold improvements	Lesser of the lease terms or the estimated useful lives of the assets	nil

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposal of equipment and software is the difference between net sales proceeds and carrying amount of the relevant assets and are recognized in the consolidated statements of comprehensive income (loss).

(l) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. No impairment of long-lived assets was recognized for the years ended December 31, 2015, 2016 and 2017.

(m) Safeguard Program

The Group maintains a Safeguard Program for the benefit of the borrowers and investors of lifestyle loans on its marketplace. In the event of borrowers’ default, marketplace investors may be entitled to receive unpaid interest and principal under the terms of the Safeguard Program. In general, any unpaid interest shall be paid from the Safeguard Program to an investor when the borrower does not repay as scheduled, and any outstanding principal shall be paid from the Safeguard Program to an investor if the loan remains delinquent for more than 180 days. There is no limit on the period of time in which an investor can receive payments for unpaid interest and principal from the Safeguard Program. The Safeguard Program contributions are generally not refunded even if there is no loan default.

At loan inception and upon subsequent loan repayments, a certain percentage of cash is collected and segregated by the Group in restricted cash accounts. For accounting purposes, at loan inception, the Group is required to record its Safeguard Program payable in accordance with ASC Topic 460, Guarantees. Accordingly, the payable is measured at its fair value. Default payments to investors can only be made from the Safeguard Program when there are sufficient funds available. The Group’s obligation under the Safeguard Program to make payments is limited to the amount of the restricted cash at any point in time and it is not liable for any unpaid interest or principal. Once the lender is paid for a borrower’s default, any future amount recovered is to be contributed into Safeguard Program.

Subsequent to the loan’s inception, the Safeguard Program payable is measured in a combination of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, meaning when the loan is repaid by the borrower or when the lender is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined on a pool basis, representing the obligation to make future payments under the Safeguard Program measured using the guidance in ASC Topic 450, Contingencies. The Group’s obligation under the Safeguard Program to make payments at any point in time is limited to the amount of the restricted cash balance stated on the balance sheet.

A Safeguard Program asset is recognized at loan inception when the loan agreements specify the amount of future payments that will be contributed to the Safeguard Program. The Safeguard Program asset is accounted for as a financial asset and is measured at fair value at inception. The Group considers the probable future cash collectible and takes into account of any expected prepayments and potential loan defaults in estimating its fair value. At each

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

reporting date, the Company estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the Safeguard Program asset exceed the expected cash to be received, an impairment loss is recorded for the Safeguard Program asset not recoverable and is reported under revenue in the statements of comprehensive income.

At loan inception, the Group determines the Safeguard Program contributions based on the estimated loss rate of the loans. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration. The Group gathers information to assess each borrower’s risk profile and assigns an application score, determined using the Group’s proprietary scoring technology, to all of its borrowers. These borrowers are then grouped into different categories based on the application score assigned for which the Group develops an estimated default rate based on actual historical loss experience of each score category. An ultimate loss rate is estimated for each loan based on this method, taking into account of any appropriate fine-tuning as necessary. The Safeguard Program liability at loan inception is determined based on the expected loss rate resulted. The Group regularly reviews the borrower’s risk profile, actual loss rate of each score category and relevant economic factors to ensure the estimation are kept up-to-date. Consequently, the contribution percentages are updated regularly to ensure that the total Safeguard Program contributions, including both upfront and subsequent contributions, are based on the estimated fair value of the probability of loss at loan inception. Such contribution percentages vary depending on the probability of losses of the loans covered by the Safeguard Program. Once the contribution percentages are determined at loan inception, no adjustment can be made subsequently. A majority of the Safeguard Program contributions are collected upfront and segregated in a designated account as restricted cash. Contributions that are collectible from subsequent repayments are less substantial. Approximately 1% to 2% of subsequent loan repayments are segregated into a restricted cash account.

The Group maintains a Safeguard Program for the benefits of the borrowers and investors of lifestyle loans on its marketplace. The investors may choose whether or not they wish to opt into the program. Investors who opt into the Safeguard Program bear their own financial risk and may suffer a loss if the restricted cash balance plus the subsequent cash receipts from Safeguard Program asset are exhausted. The Safeguard Program is payable on a first-loss basis. Payouts from the Safeguard Program are made to investors in the order of default date until the restricted cash balance goes to nil, even though there may still be investors covered by the Safeguard Program. Taking into account of the available funds in the Safeguard Program and all future Safeguard Program contributions from existing loans, as of December 31, 2016 and 2017, the maximum potential amount, as determined under ASC Topic 460, payable to the lenders participating in the Safeguard Program in relation to the existing loans is estimated to be US$21,293 thousand and US$20,038 thousand respectively. The approximate term of the Safeguard Program was 18 months, 22 months and 20 months as of December 31, 2015, 2016 and 2017, respectively.

A summary of the Group’s Safeguard Program payable movement activities is presented below:

	For the Year Ended December 31,
	2015	2016	2017
	(US$’000)	(US$’000)	(US$’000)
Opening balance	16,605	18,555	19,511
Liability arising from new business	54,537	80,264	65,971
Net payouts during the year	(50,319)	(82,293)	(71,541)
Release on expiration	(10,362)	(9,564)	(12,594)
Contingent liability	8,985	13,805	16,175
Foreign exchange gains	(891)	(1,256)	428
Ending balance	18,555	19,511	17,950

(n) Revenue recognition

Revenue is recognized when each of the following criteria are met:

1)	Persuasive evidence of an arrangement exists;
2)	Services have been rendered;

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3)	Pricing is fixed or determinable; and,
4)	Collectability is reasonably assured.

Marketplace lending services—Lifestyle loans

The Group generates transaction and service fees by providing marketplace lending services to the users of its lending marketplace. The Group’s services consist of:

a)	matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);
b)	providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “loan repayment services”); and,
c)	management of the Safeguard Program.

The Group determined that it is not the legal lender and legal borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loans between the marketplace investors and the borrowers. The Group has determined that the marketplace lending transactions contain the following multiple elements: loan matching; loan repayment services and the Safeguard Program. The Group has determined that both marketplace investors and borrowers are its customers. It receives payments from borrowers at loan inception and from marketplace investors over the term of the loan. In the case of loans for which investors have opted into the Safeguard Program, a portion of the amount received on such loan from both the marketplace investors and borrowers is allocated to the Safeguard Program in accordance with ASC Topic 460, Guarantees at fair value, including a margin. The remaining amount from investors is allocated to loan matching and loan repayment services using best estimated selling price, as neither vendor specific objective evidence or third party evidence of selling price is available. However, as the revenue for both of these services is recognized upon repayments, there would be no impact to timing or the amount of revenue recognized if the amounts were allocated. Accordingly, the use of any best estimated selling price for these two services is not necessary.

Transaction revenue is recognized for loan matching from borrowers at loan inception. Revenue earned from investors for loan matching and loan repayment services is recognized over the term of the loan as cash is received. Revenue from management of the Safeguard Program is recognized ratably over the term of the loan.

Marketplace lending services—Consumption loans

The Group, through Haidong CRF Micro-credit, launched Consumption loans at the beginning of 2015. These are short-term loans that are made through the technology mobile platform with terms generally less than three months and loan principal generally of up to RMB6,000 (approximately US$922). The Group’s services consist of:

a)	matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);
b)	providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “loan repayment services”).

The Group determined that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loan between the marketplace investor and the borrower.

The Group has determined that the Consumption loan transactions contain the following two elements: loan matching and loan repayment services, both of which are provided to the marketplace investor, who is considered the Group’s customer for Consumption loans. Although the Group provides loan matching service at loan inception and repayment service when the loan is due, the collection of both service fees is contingent upon actual repayments from the borrowers. Accordingly, the Group recognizes service fees relating to Consumption loans upon repayment by the borrowers.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Starting from December 2017, the Group changed its servicing model and agreement terms for consumption loans.  In addition to loan matching and loan repayment services, the Group also provides credit assessment  service to borrowers.  The credit assessment services are provided before any loan is granted to the borrower, the fees collected for the credit assessment services is recognized throughout the designated period for which the assessment result is valid.  While although the Group provides loan matching service at loan inception and repayment service when the loan is due, the collection of both service fees is contingent upon actual repayments from the borrowers.  Accordingly, the Group recognizes service fees relating to Consumption loans upon repayment by the borrowers.

The following table summarizes the Group’s transaction and service fees (net of customer acquisition incentive) recognized for lifestyle loans and consumption loans during the year ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,
	2015	2016	2017
	US$’000	US$’000	US$’000
Lifestyle loans	60,469	54,962	46,752
Consumption loans (net of customer acquisition incentive)	2,066	929	44,869
Transaction and service fees, net	62,535	55,891	91,621

Incentives to investors

In order to incentivize investors, the Group provides incentives to marketplace investors, who commit a certain amount of money to the consumption loan program for a period of time, which is determined based on the total number of first time borrowers for each period. Such cash incentives are accrued as they are earned by the marketplace investors and are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50. When recording these incentives as a reduction in revenue results in negative revenue for a marketplace investor on a cumulative basis, the cumulative shortfall is re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program which may not result in sufficient probable future revenue to the Group to recover such shortfall.

Gross billings on transaction and service fee is defined as transaction and service fee billed to customers, inclusive of related value added tax, before deduction of customer acquisition incentives.

	For the Year Ended December 31,
	2015	2016	2017
	US$’000	US$’000	US$’000
Gross billings on transaction and service fee
—Lifestyle loans	60,469	58,138	49,772
—Consumption loans	5,554	9,763	87,410
Total	66,023	67,901	137,182
Customer acquisition incentive
—deducted from Consumption loan revenue	3,488	8,364	38,081
—recognized in Sales and marketing expenses	3,588	673	—
Total	7,076	9,037	38,081

Micro-credit lending business

The Group recognizes interest income on loans using the effective interest method over the loan period. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income is included in other revenue in the consolidated statements of comprehensive income (loss).

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(o) Discretionary Payments

Due to the sudden regulatory change and adverse market impact, in order to ensure sustainability of the business and minimize any liquidity risk, the Company made certain discretionary payments to compensate the investors who invested in the trust plan program based on negotiated terms between relevant parties even though contractually the Company is not obligated. These payments were subject to mutual negotiations and do not represent a guarantee liability. These payments, which amounted to US$4.6 million, were recorded as a reduction of revenue for the year ended December 31, 2017.

(p) Servicing expense

Servicing expenses are expensed as incurred and consists primarily of salaries and benefits for the staff of the Group’s data verification centers, which perform credit assessment and account management services.

(q) Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and benefits, advertising and marketing promotion expenses, customer acquisition incentive payments in excess of cumulative revenue generated from a customer, and other expenses incurred by the Group’s sales and marketing personnel. Advertising expenses were US$757 thousand, US$1,460 thousand and US$828 thousand for the years ended December 31, 2015, 2016 and 2017 respectively.

(r) General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, administrative personnel , rental, professional service fees, and other expenses.

(s) Product development expenses

Product development expenses include expenses incurred by the Group to facilitate the loan matching business, to gather historical data and borrowing behaviors, as well as to maintain, monitor and manage the Group’s transaction and service platform. The Group recognizes website, software and mobile applications development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software — internal use software” respectively. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content.

(t) Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding amount reflected in additional paid-in capital. The amount of accumulated compensation costs recognized at any date is at least equal to the portion of the grant date fair value of the vested awards at that date.

The estimate forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate are recognized through a cumulative catch-up adjustment in the period of change.

(u) Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays, the Group records the total expenses on a straight-line basis over the lease term.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(v) Government grants

From time to time, the Group receives government grants in the PRC from various levels of local governments which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on the use of the funds. Accordingly, the government grants are recorded as other income in the consolidated statement of comprehensive income (loss) in the period the subsidy is received.

(w) Taxation

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income (loss) in the period of the enactment of the change.

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

(x) Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and vesting of incentive shares using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(y) Segment reporting

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

(z) Recently issued accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. The most significant aspect of our evaluation of Topic 606 relates to ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This implementation guidance discusses principal versus agent considerations and gross versus net revenue reporting, including specific indicators to assist in the determination of whether we control a specified good or service before it is transferred to the customer. The Group will adopt this new revenue standard effective on January 1, 2018 by applying the modified transition method. The Group has reached conclusions on all key accounting assessments related to the new standard. The impact on Lifestyle loan business is immaterial; the impact for Consumption loan is USD 5 million.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for public business entities for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. The Group is currently evaluating the method of adoption and the impact ASU 2016-01 will have on the Group’s consolidated financial statements. The Group will adopt this new standard effective on January 1, 2018. The adoption of ASU 2016-01 did not have a material impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact ASU 2016-02 will have on the Group’s consolidated financial statements.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The Group is currently evaluating the impact of this guidance on its consolidated financial statements.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Group will adopt this new standard effective on January 1, 2018. The adoption of ASU 2016-15 did not have a material impact on the Group’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2017, and early adoption is permitted in any interim or annual period. The adoption of ASU 2016-18 did not have a material impact on the Group’s consolidated financial statements.In January 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date.  The Group will adopt this new standard effective on January 1, 2018. The adoption of ASU 2017-01 did not have a material impact on the Group’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Group will adopt this new standard effective on January 1, 2018. The adoption of ASU 2017-09 did not have a material impact on the Group’s consolidated financial statements.

3. Loans receivable, net

Loans receivable consist of the following:

	As of December 31,
	2016	2017
	US$’000	US$’000
Personal loans	624	726
Allowance for loan losses
Individually assessed	(107)	(98)
Collectively assessed	(5)	(1)
Allowance for loan losses	(112)	(99)
Loans receivable, net	512	627

This balance represents loans related to the micro-credit lending business of the Group. These loans are primarily micro loans made to individual customers with an original term up to three years and do not have collateral. The interest rates of these loans ranged between 15.6%~23.9%, 15.6%~17.9% and 15.6%~17.9% for the years ended December 31, 2015, 2016 and 2017, respectively. Allowance on loan losses are estimated on a quarterly basis or more often as necessary based on the historical rate of defaults, the aging of the existing receivables and other relevant factors.

The Group did not sell any loans receivable during the year ended December 31, 2016. The Group did not sell any loans receivable during the year ended December 31, 2017.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The activity in the allowance for loan losses for the years ended December 31, 2016 and 2017 consisted of the following:

	For the year ended December 31,
	2016	2017
	US$’000	US$’000
Beginning balance	112	112
Provisions	6	—
Release of allowance related to loans receivable sold or expired	(6)	(13)
Ending balance	112	99

The following table represents the aging of loans as of December 31, 2016 and 2017 (US$’000):

	1-89 days past due	90-179 days past due	180-365 days past due	Over 1 year past due	Total past due	Current	Total loans
December 31, 2016	48	24	156	22	250	374	624
December 31, 2017	42	23	150	13	228	498	726

Loans receivable amounting to US$202 thousand and US$186 thousand as of December 31, 2016 and 2017, respectively, were in non-accrual status. No loan receivable that has been past due for more than 90 days has interest income being accrued.

4. Receivables, prepayments and other assets

Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2016	2017
	US$’000	US$’000
Prepayments and deposits(1)	4,507	7,270
Funds held by third party payment companies(2)	7,065	4,821
Employee advances	825	1,338
Accounts receivable	524	354
Loans receivable due from employees(3)	121	101
Accrued initial public offering related costs	1,045	—
Others	341	421
	14,428	14,305

(1)

Prepayments and deposits includes deposit placed with third party companies in the amount of US$ 1,514 thousand. The deposit placed with third party companies refers to amounts the Group expect to recover from third party companies according to the terms of service agreement. The deposit is measured at fair value at inception. The Group considers the probable future cash collectible according to the terms of the service agreement in estimating its fair value.

(2)

The Group has accounts with third party payment companies to facilitate the transfer of loan funds between to marketplace investors and borrowers for its marketplace lending service. The balance of funds held by third party payment companies mainly includes (i) funds received from borrowers but not yet transferred to accounts of marketplace investors due to the settlement time lag. The settlement time lag is generally less than 5 days; (ii) funds held on behalf of predictive selection technology loans marketplace investors.

(3)

The Company provided loans to the employees in good standing (meeting certain criteria that including service period, past performance rating, etc.) with a monthly repayment plan to meet their personal needs for purchasing property for themselves. As of December 31, 2016 and 2017, these loans carry monthly interest up to 1.5%.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2016	2017
	US$’000	US$’000
Computer and electronic equipment	3,665	5,310
Leasehold improvements	2,581	3,209
Vehicle	1,954	2,085
Software	823	1,230
Office furniture and equipment	538	574
Total	9,561	12,408
Less: Accumulated depreciation	(4,247)	(6,578)
Property, equipment and software, net	5,314	5,830

Depreciation expenses for the years ended December 31, 2015, 2016 and 2017 was US$1,016 thousand, US$1,381 thousand and US$2,331 thousand, respectively.

6. Employee benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses related to this defined contribution plan US$6,687 thousand, US$5,150 thousand and US$6,342 thousand for the years ended December 31, 2015, 2016 and 2017, respectively.

7. Accrued liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2016	2017
	US$’000	US$’000
Customer acquisition incentive payables	4,483	18,216
Funds payable to marketplace customers(1)	6,350	10,313
Other tax payable	5,712	8,316
Payroll and related liabilities	4,494	5,622
Discretionary payments	—	3,299
Deferred depository bank incentive	—	1,954
Accrued operating expense	486	2,634
Professional service fee accruals	10	1,017
Issuance cost accruals	871	56
Others	20	468
	22,426	51,895

(1)

The balance of payable mainly includes (i) funds received from borrowers but not yet transferred to accounts of marketplace investors due to the settlement time lag. The settlement time lag is generally less than 5 days; (ii) funds held on behalf of predictive selection technology loans marketplace investors.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Other income (expense), net

Other income (expense), net consists of the following:

	For the Year Ended December 31,
	2015	2016	2017
	US$’000	US$’000	US$’000
Government grants	597	560	—
Fair value changes of financial instrument	199	33	—
Interest income	144	29	31
Interest expenses	(1,201)	—	—
Foreign exchange loss	(392)	(246)	52
Loss of convertible promissory notes	(2,232)	(271)	(25)
Depository bank incentive	—	—	368
Others	429	(114)	82
	(2,456)	(9)	508

9. Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

USA

China Risk Finance LLC (before the our Reorganization) and its subsidiaries China Capital Finance LLC and HML China LLC, which were established in the United States, are fiscally transparent for U.S. federal income tax and state income tax purposes and therefore not subject to tax. In August 2015, China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with the PRC. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Company did not record any dividend withholding tax, as it does not have any retained earnings for any of the periods presented.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the Year Ended December 31,
	2015		2016		2017
	US$’000				US$’000
Loss before income tax expenses	(30,019)		(33,363)		(36,536)
Income tax at statutory rates in the PRC	(7,504)	25%	(8,341)	25%	(9,134)	25%
Non-deductible expenses	2,253	(8%)	2,336	(7%)	1,763	(5%)
Different tax rates in other jurisdictions	283	(1%)	471	(1%)	2,661	(7%)
Change in valuation allowance	4,975	(17%)	5,537	(17%)	4,823	(13%)
Income tax expense/Effective tax rate	7	(0%)	3	(0%)	113	(0%)

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2016	2017
	US$’000	US$’000
Deferred tax assets:
Accruals for payroll and other costs	121	446
Allowance for loan losses	28	25
Net operating loss carry forwards	13,429	17,585
Deferred revenue and other temporary difference	303	343
Subtotal	13,881	18,399
Less: valuation allowance	(13,567)	(18,399)
Total deferred tax assets, net	314	—
Deferred tax liabilities:
Fair value changes of investments held for trading	(314)	—
Total deferred tax liabilities	(314)	—
Net deferred tax assets	—	—

Movement of valuation allowance

	For the Year Ended December 31,
	2015	2016	2017
	US$’000	US$’000	US$’000
Balance at beginning of the year	3,055	8,030	13,567
Current year addition	4,975	5,537	4,832
Current year reversal	—	—	—
Balance at end of the year	8,030	13,567	18,399

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the net deferred tax assets as of December 31, 2015, 2016 and 2017, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As of December 31, 2017, the Group had net operating tax loss carry forwards amounted to US$70,340 thousand which will expire from 2018 to 2022 if not used.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

10. Ordinary shares

In July 2004, China Risk Finance LLC was formed as a limited liability company in Delaware, USA with issuance of 12,623,530 ordinary shares at nil par value.

In connection with the Group’s Reorganization completed in August 2015, all of China Risk Finance LLC’s ordinary shares and preferred shares were exchanged for equal amounts of ordinary shares and preferred shares of China Rapid Finance Limited with equivalent rights and preferences. The par value for each ordinary share and preferred share of China Rapid Finance Limited is US$0.0001.

Upon the completion of the Initial Public Offering on April 28, 2017, the Group's ordinary shares were divided into Class A ordinary shares and Class B ordinary shares, the authorized share capital of the Company upon IPO consisted of 450,000,000 Class A ordinary shares and 50,000,000 Class B ordinary shares. All outstanding ordinary shares, preferred shares and incentive shares held by Zang Wang, Gary Wang and Andrew Mason will be automatically converted into Class B ordinary shares.  All remaining outstanding ordinary shares, preferred shares and incentive shares will be automatically converted into Class A ordinary shares.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, voting together as one class on all matters subject to a shareholders' vote.

The par value of ordinary shares and preferred shares and related disclosure have been recast to reflect the US$0.0001 par value for all periods presented in the consolidated financial statements. As of December 31, 2016 and 2017, the Company has 16,508,037 ordinary shares (including 2,860,977 vested incentive shares) and 64,702,673 shares (including 58,217,067 Class A shares and 6,485,606 Class B shares) outstanding, respectively.

11. Convertible promissory notes

On February 20, 2015, the Company issued convertible promissory notes in the aggregated principal amount of US$2,500,000 to a third party investor with non-compounding interest at 12% per annum, maturing six months after the issuance date (the “Initial Notes”). From February 21, 2015 through June 25, 2015, the Company issued convertible promissory notes in the aggregate principal amount of US$30,300,000 to several third party investors with non-compounding interest at 8% per annum, maturing one year after their respective issuance dates (the “Subsequent Notes”). The Initial Notes and Subsequent Notes are collectively referred to as the 2015 Notes.

Under the agreements, following the closing of the Company’s Series C convertible redeemable preferred shares (the “Series C Shares”) placement, the holders of 2015 Notes may (i) convert the outstanding principal plus accrued interest of the 2015 Notes into the Company’s Series C Shares or (ii) redeem them for cash in the amount of

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the outstanding principal plus accrued interest of the 2015 Notes. Alternatively, the 2015 Notes will automatically convert into the ordinary shares of the Company upon completion of a Qualified Public Offering as discussed in Note 12 of these consolidated financial statements. For the Initial Notes, conversion will be made at the conversion price of 94% of the Series C Shares issuance price or 94% of the Qualified Public Offering issuance price as applicable, respectively. For the Subsequent Notes, conversion will be made at the conversion price of 90% of the Series C Shares issuance price or 90% of the Qualified Public Offering issuance price as applicable, respectively. The conversion option was bifurcated from the host contract and accounted for separately as a derivative and measured at fair value.

On July 1, 2015, following the Company’s placement of Series C Shares, the conversion option into Series C Shares was exercised by holders of the Subsequent Notes, resulting in an extinguishment loss of US$2,232 thousand. The Initial Note, including interest, was redeemed by its holder for US$2,660 thousand on August 31, 2015.

From April 2016 through May 2016, the Company issued unsecured convertible promissory notes to several investors in the aggregated principal amount of US$2,176,413 to several investors (the “2016 Notes”). The outstanding principal balance of the 2016 Notes shall be deemed to have borne interest at an annual rate of 15% (but in no event less than 5%) for the period from the date of issuance to the date before the Preferred Share Conversion, Qualified Offering Conversion or Automatic Conversion (as defined below), as the case may be an annual rate of 15%; provided, however, that such rate shall be no less than 5%. The 2016 Notes may be repaid with no penalty at any time at the election of the Company. Upon repayment in full of all outstanding principal, and all accrued and unpaid interest thereon, this 2016 Note shall be cancelled.

Upon the closing of subsequent private placement of the Company’s Series C Shares, the 2016 Notes will automatically convert into Series C Shares or any subsequent series of preferred shares (a “Preferred Share Conversion”). Preferred Share Conversion will be made at a conversion price equal of the preferred Share issuance price. If following the Preferred Share Conversion but prior to 1 year anniversary of the 2016 Notes, the Company completes a closing of a private placement of additional preferred shares (“Additional Preferred Shares”) with preference or rights superior to those the preferred shares issued in the Preferred Share Conversion, the holders shall be entitled to converted the preferred shares it received up on the Preferred Share Conversion into such number of Additional Preferred Shares that the holders would have received had the 2016 Notes converted into Additional Preferred Shares upon the closing of the private placement of the Additional Preferred Shares.

Alternatively, the outstanding principal plus accrued interest of the 2016 Notes will automatically convert into Series C Shares immediately before a Qualified Public Offering (a “Qualified Offering Conversion”) and Qualified Offering Conversions will be made at the price per share of US$26.64. If no Preferred Share Conversion or Qualified Offering conversion occurs on 1 year anniversary of the date of 2016 Notes, the outstanding principal plus accrued interest the 2016 Notes shall automatically convert into Series Shares at a price per share of US$26.64. (an “Automatic Conversion”).

The Company’s 2016 Notes were automatically converted into the Company’s Series C shares upon a subsequent private placement of the Company’s Series C Shares on August 5, 2016.

From November 14, 2016 through November 21, 2016, the Company issued additional unsecured convertible promissory notes to several investors in the aggregated principal amount of US$3,249,000 (the “2016 Batch II Notes”). The 2016 Batch II Notes have the same contractual terms as that of aforemenionted 2016 Notes (except for issuance date), and are measured initially and subsequently at fair value.

The Company’s 2016 Batch II Notes were automatically converted into the Company’s Series C shares upon a subsequent private placement of the Company’s Series C Shares on December 6, 2016.

In March 2017, the Company issued an additional unsecured convertible promissory note to one investor in the principal amount of US$500 thousand (the “2017 Note”). The 2017 Note automatically converted into the Company’s Series C shares upon a subsequent private placement of the Company’s Series C convertible redeemable preferred shares on March 30, 2017.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Redeemable convertible preferred shares

From November 2005 through December 2005, the Company issued 4,912,934 shares of Series A convertible redeemable preferred shares (the “Series A Shares”) for US$0.73276 per share for cash of US$3,600 thousand and incurred issuance cost of US$117 thousand.

From December 2006 through May 2008, the Company issued 14,084,239 shares of Series B convertible redeemable preferred shares (the “Series B Shares”) for US$1.43854 per share for cash of US$20,261 thousand and incurred issuance cost of US$1,144 thousand.

From July 2015 through December 2015, the Company issued 1,728,989 shares of Series C convertible redeemable preferred shares (the “Series C shares”) for US$26.64 per share for cash of US$11,920 thousand, and the conversion of US$30,731 thousand Subsequent Notes previously issued at a conversion price per share of US$23.98. In connection with the offering of the Series C Shares, the Company incurred issuance costs of US$1,243 thousand.

On August 5, 2016, the Company issued additional 750,751 shares of Series C redeemable convertible preferred shares to Dr. Zhengyu (Zane) Wang at a price per share of US$26.64 in exchange for a promissory note with an aggregate principal amount of US$20,000 thousand. On November 10, 2016, Dr. Zhengyu (Zane) Wang transferred such Series C redeemable convertible preferred shares to an investor in exchange for the RMB equivalent of US$20,000 thousand. On November 11, 2016, the Company received US$16,000 thousand out of total US$20,000 thousand consideration for this issuance of Series C redeemable convertible preferred shares. The remaining US$4,000 thousand was received in February 2017. The promissory note was cancelled upon full payment of the total principal amount.

From November through December 2016, the Company issued additional 156,521 shares of Series C convertible redeemable preferred shares for US$26.64 per share for cash of US$4,170 thousand. In connection with the offering of the Series C Shares, the Company incurred issuance costs of US$672 thousand. The remaining US$4,000 thousand was received in February 2017. The promissory note was cancelled upon full payment of the total principal amount.

On March 30, 2017, the Company issued additional 569,858 shares of Series C convertible redeemable preferred shares for US$26.64 per share for cash of US$15,181 thousand to certain investors.

From April 11, 2017 to April 12, 2017, the Company issued and sold 121,998 Series C redeemable convertible preferred shares to six investors at a price of $26.64 per share for total consideration of US$3,250 thousand.

The Series A, B and C shares are collectively referred to as the Preferred Shares.

Conversion

Each Preferred Share may be converted at any time into ordinary shares at the option of the preferred shares holders at the then applicable conversion price. The initial conversion ratio is 1:1, subject to adjustment in the event of (i) share splits, share combinations, share dividends or distribution, other dividends, recapitalizations and similar events, or (ii) issuance of ordinary shares (excluding certain events such as issuance of ordinary shares pursuant to a public offering) at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance.

The Preferred Shares shall be automatically converted into ordinary shares immediately prior to the consummation of a public offering of the Company’s shares wherein the price paid by the public for each share shall be at least US$26.64 per share and net proceeds are at least US$50,000 thousand immediately following the public offering (the “Qualified Public Offering”).

The Group determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Group will revaluate whether or not a beneficial conversion feature should be recognized.

Dividends

The holders of Preferred Shares are entitled to receive cumulative dividends prior and in preference to any payment of any dividend on the holders of Ordinary Shares at a rate of 8% of original issuance price per share per annum (the “Priority Return”).

After payment of such preferential dividends on Preferred Shares during any year, any further dividends or distribution distributed during such year shall be declared and paid ratably on the outstanding Preferred Shares (on an as converted to common stock basis) and the ordinary shares.

Upon conversion, any declared or accrued but unpaid dividends will be converted into ordinary shares at the same applicable conversion price.

Voting

Each Preferred Share has voting rights equivalent to the number of ordinary shares to which it is convertible at the record date. The holders of the Preferred Shares also have certain veto rights including, but not limited to, amendment or waiver of any provision of the Company’s article of association in a manner that adversely alters or changes the rights, preferences, powers, privileges or restriction of Preferred Shares, dividend declaration and distribution on ordinary shares, appointment or removal of senior management.

Liquidation

A liquidation event includes, unless waived by the Preferred Shareholders, (i) any liquidation, dissolution or winding-up of the Company, (ii) any merger or consolidation of the Company or any other transactions as a result of which shareholders of the Company immediately prior to such transaction will cease to own a majority of the equity securities or voting power of the surviving entity immediately following, (iii) sale of all or substantially all of the assets of the Company.

The holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets upon voluntary or involuntary liquidation of the Company. Upon liquidation, Series C Shares shall rank senior to Series B Shares, Series B Shares shall rank senior to Series A Shares, and Series A Shares shall rank senior to ordinary shares.

The holders of Series C Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series C Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series C Shares then held by such holder, and (b) Series C Shares’ pro rata share of all amounts being distributed if such Series C Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series C Liquidation Value”).

The holders of Series B Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series B Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series B Shares then held by such holder, and (b) Series B Shares’ pro rata share of all amounts being distributed if such Series B Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series B Liquidation Value”).

The holders of Series A Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series A Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A Shares then held by such holder, and (b) Series A Shares’ pro rata share of all amounts being distributed if such Series A Share had been converted

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series A Liquidation Value”).

The liquidation preference described above ceased to exist upon the completion of the Company’s initial public offering on April 28, 2017.

Redemption

At any time on or after October 17, 2013, for Series A Shares and Series B Shares, if requested by a majority holders of the respective series of Preferred Shares then outstanding, the Company shall redeem all of the respective outstanding Preferred Shares in that series. The redemption prices of Series A Shares and B Shares are equal to the Series B Liquidation Value and Series A Liquidation Value calculated as of the closing date for such redemption, respectively.

At any time on or after July 1, 2020, if requested by a majority holders of Series C Shares then outstanding, the Company shall redeem all of the outstanding Series C Shares. The redemption prices of Series C Shares are equal to the Series C Liquidation Value calculated as of the closing date for such redemption. In addition, no other class or series of capital stock shall be redeemable prior and in preference to the Series C Shares without the written consent of a majority holders of Series C Shares.

Accounting of Preferred Shares

The Company classified the Preferred Shares as mezzanine equity because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

Since the Preferred Shares becomes redeemable at the option of the holder at any time after a specified date, the Company recorded accretion on the Preferred Shares to the redemption value using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a Qualified Public Offering, the effectiveness of a Qualified Public Offering is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified Public Offering. As such, the Company continued to recognize accretion of the Preferred Shares during 2015, 2016 and 2017. The accretion of Preferred Shares was US$3,201 thousand US$6,377 thousand and US$2,868 thousand for the years ended December 31, 2015, 2016 and 2017, respectively.

Modification of Series C Shares

The Company’s Series C Shares were modified on July 18, 2016 as a result of the Company’s negotiations with holders of redeemable convertible preferred shares. Prior to the modification, upon the occurrence of a Qualified Public Offering, Series C shares shall automatically be converted into such number of ordinary shares as is equal to the number of ordinary shares determined by dividing: (i) the Series C Shares original issue price thereof by (ii) the Series C Shares conversion price in effect at the time of conversion. After the modification, upon the occurrence of a Qualified Public Offering, Series C shares shall automatically be converted into such number of ordinary shares as is equal to the number of ordinary shares determined by dividing: (i) the Series C Shares original issue price thereof by (ii) the lesser of (a) the Series C Shares conversion price in effect at the time of conversion, and (b) the Series C Liquidation Conversion Price. And Series C Liquidation Conversion Price means the price per ordinary shares upon the Qualified Public Offering multiplied by the quotient of (i) the Series C Shares original issue price divided by (ii) the Series C original issue price plus such Series C Shares’ Priority Return as described above.

The Company evaluated the modifications and concluded that they represented modifications, rather than extinguishment, of the Series C Shares, which resulted in a transfer of value from ordinary shareholders and Series A Shares and Series B shares holders to Series C Shares holders. On the date of the modification, the Company assessed the total fair value of the Series A, B and C Shares immediately before and after the change of the terms with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

determination of such fair value. The combined change in fair values of the Series A, B and C Shares immediately before and after the modification was US$634,801. This decrease in fair value of the ordinary share of US$634,801 is, in substance, a transfer of wealth mostly from the ordinary shareholders to the holders of Series C Shares, and therefore are recorded as deemed dividend to the holders of Series C Shares.

Initial Public Offering

Upon the completion of the Company’s IPO on April 28, 2017, Series A and B convertible redeemable preferred shares were converted into Class A ordinary shares on a one-to-one basis, while 3,569,957 shares of Series C convertible redeemable preferred shares were converted into 17,242,297 shares of Class A ordinary shares. Concurrently, US$ 82,034,040 was recorded as deemed dividends to the Series C preferred shareholders.

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2015, 2016 and 2017 are summarized below:

	Series A Shares		Series B Shares		Series C Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		US$’000		US$’000		US$’000
Balance as of January 1, 2015	4,912,934	6,220	14,084,239	31,890	—	—
Issuance of Series C convertible redeemable preferred shares, net of issuance costs	—	—	—	—	1,728,989	43,639
Accretion on convertible redeemable preferred shares to redemption value	—	288	—	1,621	—	1,292
Balance as of December 31, 2015	4,912,934	6,508	14,084,239	33,511	1,728,989	44,931
Issuance of Series C convertible redeemable preferred shares, net of issuance costs	—	—	—	—	1,129,405	28,891
Receivable for issuance of Series C convertible redeemable preferred shares	—	—	—	—	—	(4,000)
Accretion on convertible redeemable preferred shares to redemption value	—	288	—	1,621	—	4,468
Balance as of December 31, 2016	4,912,934	6,796	14,084,239	35,132	2,858,394	74,290
Issuance of Series C convertible redeemable preferred shares, net of issuance costs	—	—	—	—	711,563	18,035
Receivable for issuance of Series C convertible redeemable preferred shares	—	—	—	—	—	4000
Accretion on convertible redeemable preferred shares to redemption value	—	96	—	540	—	2,232
Deemed dividend to preferred shareholders upon IPO	—	—	—	—	13,672,340	82,034
Converted to ordinary shares upon IPO	(4,912,934)	(6,892)	(14,084,239)	(35,672)	(17,242,297)	(180,591)
Balance as of December 31, 2017	—	—	—	—	—	—

13. Share-based compensation

In 2007, the Company adopted the Incentive Share Plan and subsequently the Company adopted the 2016 Equity Incentive Plan (together the “Share-based Plans”) under which the Company provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to the employees, directors and consultants of the Company who render services to the Group. As of December 31, 2017, the Company’s total approved ordinary shares available for grants under the 2016 Equity Incentive plan was 9,499,144.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the incentive shares and stock options activities under the Company’s Share-based Plans in the year of 2016 and the year of 2017 is presented below:

	Number of incentive shares	Number of stock options	Weighted average grant-date fair value
		(US$)
Non-vested incentive shares and stock options as of December 31, 2015	2,278,096	—	1.2723
Granted	—	1,860,437	4.4700
Vested	(241,196)	—	0.4178
Forfeited	(60,600)	—	2.4813
Non-vested incentive shares and stock options as of December 31, 2016	1,976,300	1,860,437	2.8575
Vested	(455,166)	(386,317)	2.2052
Forfeited	(53,000)	(42,500)	3.4318
Non-vested incentive shares and stock options as of December 31, 2017	1,468,134	1,431,620	3.0279

Share-based compensation expense for incentive shares is recorded on a straight-line basis over the requisite service period, which is three to five years from the date of the grant. The weighted average exercise price of the stock options granted in 2016 was US$20.07. As of December 31, 2016 and 2017, the aggregate intrinsic value of these stock options granted was nil.The Company recognized share-based compensation expense for incentive shares and stock options of US$592 thousand, US$1,003 thousand and US$2,497 thousand as “general and administrative expenses” in the consolidated statements of comprehensive loss for the year ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2016 and 2017, there were US$9,344 thousand and US$6,532 thousand in total unrecognized compensation expense related to incentive shares and stock options respectively, which is expected to be recognized over a weighted-average period of 2.8 and 0.96 years, respectively.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For the Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
	(in thousands, except per share data)
Net loss:	(30,026)	(33,366)	(36,649)
Accretion on Series A preferred shares redemption value	(288)	(288)	(96)
Accretion on Series B preferred shares redemption value	(1,621)	(1,621)	(540)
Accretion on Series C preferred shares redemption value	(1,292)	(4,468)	(2,232)
Deemed dividend to Series C convertible redeemable preferred shares at modification of Series C convertible redeemable preferred shares	—	(635)	—
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	—	—	(82,034)
Net loss attributable to ordinary shareholders	(33,227)	(40,378)	(121,551)
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(33,227)	(40,378)	(121,551)
Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	16,232,433	16,437,946	49,054,201
Loss per share attributable to ordinary shareholders
—basic and diluted	(2.05)	(2.46)	(2.48)

Basic loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

The Group’s convertible redeemable preferred shares were participating securities because they had contractual rights to share in the profits but not losses of the Group. For the year of 2016 and 2017, the two-class method was not used in computing basic and diluted loss per share as the Group was in a net loss position.

15. Commitments and contingencies

(a) Operating lease

The Group has entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	Over 3 years
Operating lease obligations (US$’000)	11,688	4,646	7,042	—

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group recorded rental expense of US$5,972 thousand, US$6,715 thousand and US$6,050 thousand in the consolidated statements of comprehensive income (loss) during the years ended December 31, 2015, 2016 and 2017, respectively.

(b) Capital and other commitments

The Group did not have significant capital and other commitments, long-term obligations, or guarantees other than those relating to the Safeguard Program, as of December 31, 2016 and 2017.

(c) Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2017, the Group is not a party to any material legal or administrative proceedings.

16. Statutory reserves and restricted net assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2015, 2016 and 2017, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was US$ 10,941 thousand, or 19% of the Group’s total consolidated net assets as of December 31, 2017.