Form 20-F
period 2018-12-31
China Rapid Finance Ltd
filed 2019-11-13
CIK 1346610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018*

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

2nd Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 200335

People’s Republic of China

(Address of principal executive offices)

Steven Foo (Chief Financial Officer)

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

58,973,604 Class A ordinary shares

6,785,606 Class B ordinary shares

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

Yes ☐     No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Yes  ☐    No  ☒

i

ii

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;
•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•	“Class A ordinary shares” refers to Class A ordinary shares, par value US$0.0001 per share of China Rapid Finance Limited;
•	“Class B Holders” refers to Dr. Zhengyu (Zane) Wang, Gary Wang and Andrew Mason prior to May 30, 2019, and Dr. Zhengyu (Zane) Wang and Gary Wang on and after May 30, 2019;
•	“Class B ordinary shares” refers to Class B ordinary shares, par value US$0.0001 per share of China Rapid Finance Limited;
•

“CRF,” “XRF,” “we,” “us,” “our company” and “our” refer to China Rapid Finance Limited, an exempted company registered in the Cayman Islands with limited liability, and its subsidiaries and its consolidated variable interest entities, and, in the context of describing our operations and combined and consolidated financial information, also include its affiliated entity and its subsidiaries;

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

FORWARD‑LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	the expected growth of the consumer credit industry in China;
•	our expectations regarding demand for and market acceptance of our financial technology, marketing service, and portfolio management services;
•	our plans to establish partnerships and develop new businesses;
•	our plans to invest in our business;
•	our relationships with our partners;
•	competition in our industry; and
•	relevant government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheets data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statement of comprehensive income for the years ended December 31, 2014, 2015, 2016, 2017 and 2018.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	US$	US$	US$	US$	US$
Selected Consolidated Statement of Comprehensive Income:
Revenue
Transaction and service fees (net of customer acquisition incentive)	60,281	62,535	55,891	91,621	70,615
Other revenue	1,027	946	1,092	1,156	4,285
	61,308	63,481	56,983	92,777	74,900
Net interest income/(expense)					555
(Provision)/Reversal for loan losses	(580)	(3,924)	—	13	(3,969)
Discretionary payments	—	—	—	(4,576)	(4,605)
Business related taxes and surcharges	(2,960)	(3,424)	(1,122)	(503)	(262)
Net revenue	57,768	56,133	55,861	87,711	66,619
Operating expenses
Servicing expenses	(7,465)	(13,484)	(13,889)	(13,651)	(10,342)
Sales and marketing expenses	(27,347)	(34,182)	(29,954)	(45,341)	(34,669)
General and administrative expenses	(19,210)	(30,355)	(36,742)	(54,121)	(72,324)
Product development expenses	(4,529)	(5,675)	(8,630)	(11,642)	(15,994)
Total operating expenses	(58,551)	(83,696)	(89,215)	(124,755)	(133,329)
Other income (expense)
Other income (expense), net	1,267	(2,456)	(9)	508	1,253
Profit (loss) before income tax expense	484	(30,019)	(33,363)	(36,536)	(65,457)
Income tax expense	(353)	(7)	(3)	(113)	(1,072)
Net profit (loss)	131	(30,026)	(33,366)	(36,649)	(66,529)
Accretion on Series A convertible redeemable preferred shares to redemption value	(288)	(288)	(288)	(96)	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(1,621)	(1,621)	(1,621)	(540)	—
Accretion of Series C convertible redeemable preferred shares to redemption value	—	(1,292)	(4,468)	(2,232)	—
Deemed dividend to Series C convertible redeemable preferred shares at modification of Series C convertible redeemable preferred shares	—	—	(635)	—	—
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	—	—	—	(82,034)	—
Net loss attributable to ordinary shareholders	(1,778)	(33,227)	(40,378)	(121,551)	(66,529)
Net profit (loss)	131	(30,026)	(33,366)	(36,649)	(66,529)
Foreign currency translation adjustment, net of nil tax	1	(533)	(1,885)	170	944
Comprehensive income (loss)	132	(30,559)	(35,251)	(36,479)	(65,585)

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	US$	US$	US$	US$	US$
	(in thousands, except share data and per share data)
Weighted average number of ordinary shares used in computing net profit (loss) per share
Basic	16,084,124	16,232,433	16,437,946	49,054,201	65,199,459
Diluted	16,084,124	16,232,433	16,437,946	49,054,201	65,199,459
Loss per share attributable to ordinary shareholders
Basic	(0.11)	(2.05)	(2.46)	(2.48)	(1.02)
Diluted	(0.11)	(2.05)	(2.46)	(2.48)	(1.02)

The following table presents our selected consolidated balance sheet data as of December 31, 2014, 2015, 2016, 2017 and 2018.

	As of December 31,
	2014	2015	2016	2017	2018
	US$	US$	US$	US$	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	5,813	25,045	18,983	94,881	33,029
Restricted cash(1)	5,218	11,890	12,685	14,673	35,833
Total assets	41,764	68,272	58,468	137,528	96,136
Total liabilities	32,383	44,907	44,460	78,490	95,219
Safeguard Program payable	16,605	18,555	19,511	17,950	—
Total mezzanine equity	36,201	84,950	116,218	—	—
Total shareholders’ (deficit) equity	(26,820)	(61,585)	(102,210)	59,038	917

(1)

Restricted cash represents: (i) funds received from marketplace investors and borrowers and held in separate deposit accounts for the Safeguard Program; (ii) cash received from the investors and borrowers but not yet been disbursed, due to a settlement time lag; and (iii) investors and borrowers’ virtual accounts' funds held in custodian banks.

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2018, the last business day of 2018. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 5, 2019, the exchange rate was RMB6.9926 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. The source of data in the table is the Federal Reserve official website.

	Midpoint of Buy and Dollars per Sell Prices for RMB U.S.
Period	Period-End	Average(1)	Low	High
2014	6.2046	6.1702	6.0402	6.2591
2015	6.4778	6.2869	6.1980	6.4778
2016	6.9430	6.6549	6.4480	6.9850
2017	6.5063	6.7350	6.5063	6.8900
2018	6.8755	6.6090	6.2649	6.9737
2019
May	6.9027	6.8519	6.7319	6.9182
June	6.8650	6.8977	6.8510	6.9298
July	6.8833	6.8775	6.8487	6.8925
August	7.1543	7.0629	6.8972	7.1628
September	7.1477	7.1137	7.0659	7.1786
October	7.0379	7.0961	7.0379	7.1473
November (through November 1)	7.0368	7.0368	7.0368	7.0368

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

Risks Related to both the legacy marketplace lending platform business, as well as our transitioning in facilitating institutional lending capital business.

As the regulatory framework for our business has been quickly changing, we are transitioning from the legacy marketplace lending platform business, into a business of facilitating institutional lending capital.  We no longer match borrowers with retail investors.   We continue to use our proprietary decisioning technology, including predictive selection technology, and automated decision technology, to act as a third party service provider for financial institutions, to help them facilitate their lending capital to make loans to the borrowers we solicited, for which we evaluate potential borrowers’ creditworthiness, provide analytical screening and marketing services, and also provide portfolio management services, including loan collection services.   See “Item 4. Information on the Company—B. Business Overview—Business Transition.” For the description of our business of facilitating institutional lending capital.

As the regulatory framework for the legacy marketplace lending business and for our facilitating institutional lending capital business continues to evolve, domestic and foreign governments may continue to propose and adopt new laws, regulations, notices or interpretive releases to regulate our legacy marketplace lending platform and facilitating institutional lending capital business, including our services, and our online and mobile-based channels, which may negatively affect our business.

The online lending industry in China has a relatively short history and relevant laws and regulations are developing and evolving.  Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online lending industry, which regulate the activities of online lending intermediaries, online microcredit companies, and those who collaborate with these entities in operating online lending platforms. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to the Online Lending Industry.” There are new and sudden changes and uncertainties as to the interpretation of these PRC laws and regulations and their applicability to our business. If any aspect of our operations is deemed to have violated these laws or regulations, we may be required to modify or even suspend relevant operations and/or be subject to administrative penalties. These laws and regulations, which include the following, may adversely affect our business and results of operations in the future.

In July 2015, ten PRC central government ministries and regulators, including the PBOC, the China Banking and Insurance Regulatory Commission, or the CBIRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, which provide regulatory principles for online financing businesses, including those in the online lending industry.

In August 2016, the CBIRC and other regulators collectively announced the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, which proposed the implementation of new requirements including, among others, filing, reporting, fund depository, risk and information disclosure, loan management and the permitted business scope for participants in the online lending industry. Specifically, the Interim Measures introduced a record-filing and licensing regime, which requires online lending information intermediaries to (i) make relevant record-filing with local financial regulatory authorities for their online lending information services; (ii) apply for the relevant telecommunication service license after the completion of record-filing with local financial regulatory authorities; and (iii) specify online lending information services in their business scope.

In November 2016, the CBIRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance to the Administration of Filing and Registration of Online Lending Intermediaries, or the Guidance of Administration, which provides general filing rules for online lending intermediaries, and authorizes local financial regulators to make detailed implementation rules regarding filing procedures according to their local practices.

In 2017, certain local financial regulators published the implementation rules or consultation drafts, which specified the local filing requirements. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to the Online Lending Industry.”  In February 2017, the CBIRC released the Guidance to regulate funds depositories for online lending intermediaries, which defines several obligations and responsibilities of online lending intermediaries and commercial banks involved in the online funds depository business.  See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Related to the Online Lending Industry.”  Nevertheless, it is uncertain as to how the Interim Measures will be further interpreted and implemented.

In August 2017, the CBIRC released the Guidance to regulate information disclosure of online lending intermediaries, which defines several principles, obligations and responsibilities of online lending intermediaries with respect to the disclosure of information. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to the Online Lending Industry.”

In December 2017, the Office of the Leading Group on Special Rectification of Risks in Internet Finance and the National Rectification Office jointly released the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, and the National Rectification Office released the Notice on Inspection and Acceptance of Specific Rectification of Risk of Online Lending, or Circular 57. Circular 141 and Circular 57 specified requirements for online lending intermediaries. Circular 57 required online lending information intermediaries to complete their record-filing with the local authorities by the end of June 2018. Since 2017, local regulators have been conducting thorough investigations and inspections of online lending intermediaries, including us, and require a rectification if non-compliance is discovered. We notified national and local regulators that we decided to exit the marketplace lending platform business in April, 2019.  Following such time, the regulators stopped tracking and monitoring the rectification measures with respect to our company, and they are developing new measurements for the legacy platforms that are exiting the operation.

In addition, the local regulators have also issued detailed checklists of guidelines or instructions, which reflect the local implementation practices.  See “Item 3. Key Information—D. Risk Factors—Some aspects of our operations need to be modified to comply with existing and future requirements set forth by the CBIRC or laws or regulations promulgated by other PRC authorities regulating the online lending industry in China.”

In August 2018, the Leading Group for the Rectification and Inspection Acceptance of Risk of Peer-to-Peer Online Lending Intermediaries issued the Notice on Launching Compliance Inspection on Peer-to-Peer Online Lending Information Intermediaries, or the Inspection Notice, which required online lending information intermediaries to complete compliance inspections (including self-inspection, inspection conducted by local and national Internet Finance Associations and verification conducted by the rectification office in charge of online lending) by December 2018 pursuant to the Inspection Notice, and the Unified National Compliance Checklist for Online Lending Information Intermediaries as specified in the Inspection Notice.  Based on the results of the compliance inspections, systems of online lending information intermediaries who are in compliance with the applicable rules and regulations can be integrated to industry-wide information disclosure systems and product registration systems. Upon completion of such integration, the online lending information intermediaries will be able to submit filing applications for record-filings pursuant to detailed procedures to be issued by the competent regulatory authorities. After the promulgation of the Inspection Notice, the local and national internet finance associations and the rectification office conducted inspections and verifications of our online lending information intermediary operations. We also submitted our self-inspection report to the local rectification office and our compliance inspection report to the relevant internet finance associations.  In April 2019, we notified the local regulators that we were exiting the legacy marketplace lending platform business, and transiting into the business of facilitating institutional lending capital. Following this notification, we ceased to be subject to the purview of local rectification offices.

On December 19, 2018, the PRC government issued the Opinions on Classified Disposal and Risk Prevention of Online Lending Intermediaries (Circular No. 175). These opinions require certain online lending institutions to exit the marketplace lending industry.

On January 23, 2019, the PRC government issued the Notice on Further Implementing the Compliance Inspection and Follow-up Work of P2P Online Lending (Circular No. 1), which required that all lending platforms have to strictly follow the "triple reductions" policy, which was for all platforms, to reduce the total outstanding lending capital, reduce the total number of borrowers, and reduce the total number of investors.  If a platform fails to follow the triple reduction policy, its operations will be forced to cease until the platform is in full compliance.

In furtherance the rules and policies promulgated by the PRC central government that impose inspection requirements for marketplace lending platforms, local governments accelerated their inspections of online lending platforms and began to publish the results.  If a marketplace lending platform does not pass its inspection, it must cease its operations.  Some local governments have found that all marketplace lending platforms in their jurisdiction have failed the inspection. In November 2019, PRC regulatory authorities indicated that their focus was on facilitating the proper exit of all platforms from the entire marketplace lending industry.

In response to the unclear and rapidly changing regulatory requirement, we prepared to winding down our legacy marketplace lending platform business in the third quarter 2018, and we further cut down borrower and investor acquisition in the first quarter of 2019, and completely stopped facilitating loans in April 2019 for individual investors, whereby we only focused on serving the remaining borrowers and lenders on our legacy marketplace lending platform, at the same time we keep serving institutional lenders by helping them facilitate loans to the borrowers we solicited.  See “Item 4. Information on the Company—B. Business Overview—Legacy Marketplace Lending Platform and Our Transition.”

We are currently not in compliance with three of the New York Stock Exchange’s continued listing criteria, and may be delisted.

As set forth in our prior press releases, we are currently not in compliance with the New York Stock Exchange’s continued listing standards relating to minimum share price, minimum market capitalization and current reporting. We intend to address the minimum share price issue in the near future through a change in our ADS-to-ordinary share ratio. We intend to address the current reporting requirement through the filing of this Annual Report and continued regular disclosures in press releases and on Form 6-K. The New York Stock Exchange has granted us an additional period through December 5, 2020 to address the market capitalization issue, subject to quarterly interim reporting by us to the New York Stock Exchange on progress relating to a business transformation plan that we submitted to the Exchange. In addition, if our average market capitalization falls below US$15 million in any 30-day period or if our ADS price falls below US$0.16 at any point, we may be subject to immediate delisting. In we are delisted, the liquidity of our ADSs may be significantly adversely affected.

We have obligations to verify information relating to borrowers and detecting fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may not be able to collect the payment from borrowers and institutional lenders will not keep working with us.

In our transition, we facilitate financial institutional lending capital for our borrowers.  Our legacy marketplace lending platform’s business of connecting investors and borrowers constituted an intermediary service, and our contracts with investors and borrowers were intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the facilitation of an intermediation contract, which results in harm to the client’s interests may not claim any fee for its intermediary services and is liable for any damage incurred by the investor. In our transition to facilitate institutional lending capital, if we intentionally conceal any material information or provides false information in serving our institutional lender clients, we will be contractually liable for any damages incurred by the clients.  Therefore, if we fail to provide material information to investors and are found to be at fault, for failure to exercise proper care, or failure to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Contract Law. In addition, the Interim Measures have imposed additional obligations on online lending information intermediaries to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud. As the Interim Measures are relatively new, it is still unclear to what extent online lending information intermediaries should exercise the duty of care in detecting fraud. In addition, if there are fraudulent activities involved, we may not be able to collect the payment from the fraudulent borrowers.  Although we believe that, as an information intermediary, we should not bear the credit risk for investors as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the Interim Measures if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

Some aspects of our business operations might not be in full compliance with existing and future requirements set forth by the CBIRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry, as well as our transition to help borrowers to facilitat institutional lending capital.

In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBIRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which identified the CBIRC as the supervisory regulator for the online lending industry.  According to the Guidelines, online lending platforms may only serve as intermediaries to provide information services to borrowers and investors, and may not provide credit enhancement services or illegally conduct fundraising.  The Guidelines also outlined certain regulatory propositions, which would require Internet finance companies, including online lending platforms, to (i) use banking financial institutions’ depository accounts to hold lending capital, and engage an independent auditor to audit such accounts and publish audit results to customers; (ii) improve the disclosure of operational and financial information, provide sufficient risk disclosure, and set up thresholds for qualified investors to provide better protections to investors; (iii) enhance online security management to protect customers’ personal and transactional information; and (iv) take measures against anti-money laundering and other financial crimes.

In August 2016, the CBIRC and other regulators collectively announced the publication of the Interim Measures. The Interim Measures provide for a twelve-month transition period, although in practice, regulators have extended the period by which online lending intermediaries shall have rectified their non-compliance.  Apart from what had already been emphasized in the Guidelines and other previously released principles, the Interim Measures also include:  (i) general principles; (ii) filing administration; (iii) business rules and risk management guidelines; (iv) protection measures for investors and borrowers; (v) rules on information disclosure; (vi) supervision and administrative mechanisms; and (vii) legal liabilities.  See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to the Online Lending Industry.”

In November 2016, the CBIRC, the MIIT and the State Administration of Industry and Commerce, jointly issued the Guidance of Administration, which provides the general filing rules for online lending intermediaries and delegates the filing authority to the local financial authorities.  See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Related to the Online Lending Industry.”  Since 2017, local financial regulators have been conducting investigations on the online lending intermediaries, and if we failed to be in full compliance with any regulations, we may be required to rectify mistakes within a certain period as stipulated in the rectification order of local financial regulators.  After submitting the filing application, local regulators will conduct comprehensive investigations and inspections of us. Upon completion of their investigations and inspections, satisfaction with our compliance or rectifications is one of the conditions for online lending intermediary filing.  In addition, Circular 141 and Circular 57 specified requirements for online lending intermediaries.

In February 2017, the CBIRC released the Guidance to regulate funds depositories for online lending intermediaries, which defines several obligations and responsibilities of online lending intermediaries and commercial banks involved in the online funds depository business.  See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Related to the Online Lending Industry.”  To the extent our current arrangements with commercial banks are deemed to be not-compliant with any of the Guidance’s requirements, we may need to adjust our operations, and as a result, our business may be materially and adversely impacted. See “—Risks Related to Our Business and Industry—If we are unable to maintain relationships with our third-party service providers, our business will suffer.”

In April 2017, the Office of the Leading Group on Special Rectification of Risks in Online Lending, or the National Rectification Office, which is the nationwide regulator for the administration and supervision of Internet finance and online lending, issued a Notice on the Conduct of Check and Rectification of Cash Loan Business Activities and a supplementary notice, or the Notice on Cash Loan.  The Notice on Cash Loan prohibits online lending intermediaries from conducting cash loan businesses with the following features:  conducting maliciously fraudulent activities, offering loans with extortionate interest rates or using violence in loan collections.  Our consumption loan business did not have any of the prohibited features set forth in the Notice on Cash Loan.  However, the Notice on Cash Loan and other relevant regulations have not explicitly stipulated the definition of cash loan, and the interpretation and application of laws and regulations promulgated in the Notice on Cash Loan is not entirely clear.  If changes to our consumption loan business, which we are winding down, are required for us to comply with any future rules or regulations, a material change to our service to exiting borrowers including collection operation might take place, which could have adversely impacted on our legacy marketplace lending platform business.   In December 2017, the Office of the Leading Group on Special Rectification of Risks in Internet Finance and the National Rectification Office jointly released Circular 141, and the National Rectification Office released Circular 57. Circular 141 and Circular 57 specified requirements for online lending intermediaries. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to the Online Lending Industry.”   Beginning in 2017, local financial regulators started conducting onsite inspections of online lending intermediaries, including us, and issued notices to rectify certain practices.  Following these onsite inspections, the local financial regulator issued a Notice of Special Rectification regarding Internet Finance in July 2017, or the Notice, which requires us to modify certain aspects of our operations.  The Notice requires us to: (i) ensure that its services and business are compliant with the Interim Measures; (ii) make further adjustments in accordance with the Guidance; and (iii) ensure that each lender and borrower has entered into a one-to-one electronic loan agreement on our online lending platform.  In response requests from and communications with local financial regulators, we have taken several remediation measures.  The Notice also stated that our Safeguard Program did not comply with the restriction on provision of “credit enhancement service” under the Interim Measures.  In response to this, effective February 2018, we ceased operating and providing our Safeguard Program.

In addition, some other elements of our marketplace may not currently be operating in full compliance with the Guidelines, the Interim Measures, the Guidance, Circular 141, Circular 57 and the other principles that have been announced in recent years.  For example, the Interim Measures provide upper limits on the loan balance of a single borrower.  While our legacy business mainly involves lending small amounts to a large number of borrowers, we still may not be in full compliance with the upper limits set forth in the Interim Measures because we may need to rely on the information provided by borrowers to determine whether their lending amounts from all intermediaries have reached the upper limits, and the information they provide us may contain misrepresentations or omissions or otherwise be unreliable. Moreover, the Interim Measures require online lending intermediaries to file with the local financial regulators and to include serving as an Internet lending intermediary in their business scope. In addition, the Interim Measures stipulate that online lending intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with online-lending regulations, via offline physical locations.  However, the Interim Measures do not clearly set forth the types of business process that are not permitted to operate through offline physical locations.  We have a network of offline facilities including three investor service centers, which focuses on maintaining relationship with investors in the process of exiting the legacy platform business.  We may be requested to make further changes to serve the existing investors in these offline facilities.

Furthermore, the Interim Measures proposed requirements including with respect to certain prohibited activities, risk disclosure, borrower information disclosure and online dispute resolution, examination and verification functions, anti-fraud measures, risk education and training, information reporting, anti-money laundering, anti-terrorist financing, systems, facilities and technologies, service fees, electronic signatures, loan management, risk assessment, auditing and authentication, reporting obligations and information security. To the extent that our business is deemed to be non-compliant with any of these requirements of the Interim Measures, we may need to make necessary adjustments to comply and, as a result, our legacy business in the exiting process may be materially and adversely affected.  We are waiting for further regulatory instructions given we are exiting from the industry.

The regulatory framework and the governmental policies for the online lending industry in China is evolving and is likely to remain uncertain for the foreseeable future.  In this evolving regulatory environment, PRC regulators may from time to time impose long-term or temporary requirements on online lending intermediaries.  For example, the Shanghai local association announced a measure prohibiting online lending intermediaries from increasing their business scale, number of borrowers and lenders.  In addition, future regulatory requirements may be more difficult or costly for us to comply with and could materially and adversely affect the exiting of our legacy business.

For a further description of the laws and regulations applicable to us, see “Item 4. Information on the Company— B. Business Overview—Regulation.”

We have incurred net losses in the past, and may incur them in the future.

We have incurred net losses in the past.  In the process of transitioning from the legacy marketplace lending platform business, into a business of facilitating institutional lending capital, we anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to improve, further enhance and optimize our new business.  These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses.  We may incur net losses and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

Our facilitation of financial institution lending capital to our borrowers may be deemed to be the provision of an intermediary service, and our agreements with these financial institutions may be deemed to be intermediation contracts under the PRC Contract Law.

Our business of facilitating financial institutional lending capital to our borrowers may be deemed to be the provision of an intermediary service, and such services may be deemed to be as intermediation contracts under the PRC Contract Law.  Under the PRC Contract Law, an intermediary may not receive service fees and may be subject to damages if it intentionally conceals any material fact or provides false information in connection with an intermediation contract that harms the client’s interests.  See “Regulations Related to the Marketplace Lending Industry.”  If we fail to provide material information to financial institutions or if we fail to identify false information received from borrowers and provide such information to financial institutions, we could be held liable for damages under the PRC Contract Law.  In addition, if we fail to honor our obligations under our agreements entered into with financial institutions, we can be held liable for damages under the PRC Contract Law.

The personal data and other confidential information of customers and partners that we collect or are provided access to may subject us to liabilities imposed by relevant governmental regulations or expose us to risks of cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

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

In addition, the data we possess and the automated nature of our online business may make us an attractive target for and potentially vulnerable to, cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.  Furthermore, some of the data we possess is stored on our servers, which are hosted by third parties.  While we and our third-party hosting facilities have taken steps to protect confidential information to which we have access, our security measures may be breached in the future.  Any accidental or willful security breaches or other unauthorized access to our marketplace could cause confidential borrower, investor and partner information to be stolen and used for criminal purposes.  Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity.  If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, our relationships with borrowers, investors and partners could be severely damaged, and we could incur significant liability.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or implement adequate preventative measures.  In addition, the Administrative Measures for the Security of the International Network of Computer Information Network, effective on December 30, 1997 and amended on January 8, 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach.  In addition, the Cyber Security Law of the PRC, issued in June 2017, requires us to take immediate remedial measures when we discover that our products or services are subject to risks, such as security defects or bugs. Such remedial measures include informing our borrowers and investors of the specific risks and reporting such risks to the relevant competent departments. Any security breach, whether actual or perceived, would harm our reputation, and could cause us to lose borrowers, investors and partners and adversely affect our business and results of operations.

We also face indirect technology and cybersecurity risks relating to our business partners, including our third-party service providers which manage the transfer of borrower and investor funds and our custodian bank which provides custodian services for our borrowers’ and investors’ funds. As a result of increasing consolidation and interdependence of computer systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its business partners. Any cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions of such third-party payment service providers and custodian bank could, among other things, adversely affect our ability to serve our borrowers and investors, and could even result in misappropriation of funds of our borrowers and investors. If that were to occur, our third-party service providers, custodian bank and us could be held liable to borrowers and investors who suffer losses from the misappropriation.

We may be held liable for information or content displayed on, retrieved from or linked to our website or mobile apps for our legacy marketplace lending platform, which may materially and adversely affect our business and operating results.

The PRC government has adopted regulations governing internet access and distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting on the internet content that, violates PRC laws and regulations, impairs the national dignity of China, contains terrorism, extremism, content of force or brutality, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and criminal liabilities. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the censored information displayed on or linked to the website.

In particular, the Ministry of Industry and Information Technology, or the MIIT, has published regulations that place website operators with liability for content displayed on their websites and actions of users of their systems that are deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites for our online lending platform may be shut down and our business license may be revoked.

In addition to our website, we also facilitated loans on our online lending platform through our mobile apps, which are regulated by the Regulations for Administration on Mobile Internet Applications Information Services, or the MIAIS Regulations, promulgated by the Cyberspace Administration of China, or the CAC, in June 2016 and became effective in August 2016. According to the MIAIS Regulations, the providers of mobile apps shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile apps for our online lending platform to ensure their compliance with the MIAIS Regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile apps for our online marketplace lending platform complies with the requirements of the MIAIS Regulations at all times. If our mobile apps for our online marketplace lending platform were found to be violating the MIAIS Regulations, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile apps from the relevant app stores, which may materially and adversely affect our business and operating results.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including our operating revenue, expenses, key performance metrics, may vary significantly in the future as we are transitioning from the legacy marketplace lending platform to the business of facilitating institutional lending capital, and period-to-period comparisons of our operating results may not be meaningful.  Accordingly, the results for any one quarter are not necessarily an indication of future performance.  Our quarterly financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business.  Fluctuation in quarterly results may adversely affect the price of our ADSs.  Factors that may cause fluctuations in our quarterly results include:

•	our ability to attract institutional lenders, financial service providers, and maintain and strengthen relationships with existing borrowers;
•

the amount and timing of the incurrence of operating expenses, customer acquisition costs and the maintenance and expansion of our business, operations and infrastructure for the business of facilitating institutional lending capital;

•	network outages or security breaches;

•	general economic, industry and market conditions, particularly with respect to interest rates, consumer spending and levels of disposable income;
•	the loan repayments by borrowers
•	the availability of sufficient institutional lending capital for our borrower prospects;
•	any increases or decreases in defaults by borrowers of their repayment obligations in a given quarterly period;
•	our emphasis on long-term growth of our business instead of immediate profitability; and
•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired technologies or businesses, if any.

In addition, we experience some seasonality in demand for consumer credit, which is generally higher in the third and fourth quarters due to the timing of national holidays as well as consumer spending patterns.  Our operating results could be affected by such seasonality in the future.

Our business and operating results may be impacted by adverse economic and market conditions.

Many factors, including factors that are beyond our control, may have a detrimental impact on borrowers’ willingness to seek loans and investors’ ability and desire to lend, and consequentially have a negative effect on our business and results of operations.  These factors include general economic conditions, the general interest rate environment, unemployment rates, residential home values and the availability of other investment opportunities.  If any of these factors arise, our revenue and transactions on our online would decline and our business would be negatively impacted. For example, the fluctuation of interest rates may affect the demand for loan services on our online, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels and a high interest rate environment may lead to an increase in competing investment options and dampen investors’ desire to invest on our online. If we fail to respond to the fluctuations in interest rates in a timely manner and adjust our loan product offerings, potential and existing investors may delay or reduce their investments through our online, and potential and existing borrowers may show less interest in our loan products and online. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating on our online, which may adversely affect our business.

In addition, our business is subject to the credit cycle associated with the volatility of the general economy. If economic conditions deteriorate, we may face increased risk of default, which will result in lower returns or losses to investors. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, rendering our risk management system ineffective. This in turn may lead to higher default rates and adverse impact on our reputation, business, results of operations and financial position.

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

If the total addressable consumer credit market is smaller than we believe it is, our revenue may be adversely affected and our business may suffer.

It is very difficult to estimate the total addressable market for the loans facilitated by our online due to factors such as market demand, PRC regulations of the credit industry, competition, general economic conditions and the relatively short history of the online lending industry in China.  We believe that our total addressable market of borrowers consists of EMMAs seeking unsecured affordable credit up to RMB200,000 (approximately US$28,169).  However, if there is less demand than we anticipate for the loans facilitated on our online, it would significantly and negatively impact our business, financial condition and results of operations.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support our business, particularly in our transition to new business directions.

As we continue to wind down our legacy lending platform, and transition into business of facilitating institutional lending capital, we don’t match borrowers with retail investors any more.   We keep using our proprietary decisioning technology, including predictive selection technology, and automated decision technology, to act as a third party service provider for financial institutions, to help them facilitate their lending capital to make loans to the borrowers we solicited, for which we evaluate potential borrowers’ creditworthiness, provide analytical screening and marketing services, and also provide portfolio management services, including loan collection services.   We believe our success depends on the efforts and talents of our employees, including software engineers, financial personnel and marketing professionals.  Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees.  Competition for highly skilled sales, technical and financial personnel is extremely intense.  We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure.  Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

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

If we fail to retain our key personnel, we may not be able to successfully complete our transition to our business and our business could suffer.

In addition to attracting and retaining highly skilled employees in general, our future performance depends, in part, on our ability to attract and retain key personnel, including our executive officers, senior management team and other key personnel, all of whom would be difficult to replace.  If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. We may also incur additional expenses to recruit, train and retain qualified personnel.

In particular, Dr. Zhengyu (Zane) Wang, our founder, chairman and chief executive officer, and other senior officers, are critical to the management of our business and operations and the development of our strategic direction.  The loss of the services of Dr. Wang, and our other executive officers or members of our senior management team would likely negatively affect our business, and the process to replace any of them, would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Any significant disruption in service on our, our third-party service providers’ or our partners’ computer systems, including events beyond our control, could prevent or delay the processing or posting of payments on loans, reduce the attractiveness of our business.

A significant natural disaster, such as a fire, power outage, flood or other catastrophic event, or interruptions by strikes, terrorism or other man-made problems, could have a material adverse effect on our business, operating results and financial condition.  Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our data centers, data verification centers, investor service centers or the data centers of our third-party service providers or our partners could result in lengthy interruptions in our services.  In addition, acts of strikes, terrorism and other geo-political unrest or hacking could cause disruptions in our business and lead to interruptions, delays or loss of critical data.  Our operations also rely on the performance of the Internet infrastructure and fixed telecommunication networks in China.  All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.  Although this program is functional, we do not currently serve network traffic equally from each data center.  If our primary data center shuts down, there will be a period of time that our services, will remain inaccessible to the borrowers and institutional investors.

In the event of an outage or physical data loss on our online or the systems of our third-party service provider depositing or transferring funds on, or third-party payment channels for, our online or partners, such third-party service provider’s or our partners’ ability to cooperate with us could be materially and adversely affected.  The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to attract new and retain existing borrowers and investors to our online.  Much of our system hardware is hosted in facilities located in Shanghai and Shenzhen that are partially owned by us and operated by our third-party vendors.  Our operations depend on such vendors’ ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events.  If there is a lapse of service or damage to our system hardware, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with borrowers and investors on our online and our reputation.  Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.  We do not currently maintain business interruption insurance to compensate us for potentially significant losses, including potential harm to our business that may result from interruptions in our ability to facilitate the loan products and services.  Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage.  These factors could prevent us from processing or posting payments on the loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and investors to abandon our online, any of which could adversely affect our business, financial condition and results of operations.

Our business and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our business and internal systems rely on software licensed from third parties that is highly technical and complex.  To the extent that such third parties also license the software or parts of the software, we rely on such third parties to maintain their licensing rights.  In addition, our business and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data.  The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs.  Some errors may only be discovered after the code has been used in our operations.  Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and investors, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property.  Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business and financial results.

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

In addition, the manner in which we store and use certain personal information and interact with borrowers and investors is governed by various laws.  If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties or suffer reputational damage.  We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability or suffer reputational damage.  It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Furthermore, though we have formulated policies and procedures aimed at preventing money laundering and terrorism financing, we cannot assure you that these policies and procedures will be effective to prevent our employees from engaging in money laundering or terrorism financing activities. In addition, third-party service providers are required to have in place appropriate anti-money laundering policies and procedures under applicable anti-money laundering laws and regulations issued by the PBOC. If any of our third-party service providers fails to comply with the applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention.

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

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We may from time to time in the future become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in material adverse impact on us.

Any failure to protect our own intellectual property rights could impair our brand, negatively impact our business or both.

Our success and ability to compete also depend in part on protecting our own intellectual property.  We rely on a combination of copyright, trade secret, trademark and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property.  However, it is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. In addition, the steps we take to protect our intellectual property rights may be inadequate.  Third parties may seek to challenge, invalidate or circumvent our copyright, trade secret, trademark and other rights or applications for any of the foregoing.  In order to protect our intellectual property rights, we may be required to spend significant resources.  Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management.  We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or business partners use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know how and inventions. Any failure to secure, protect and enforce our intellectual property rights could seriously adversely affect our brand and adversely impact our business.

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

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have infringed the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We may be face liability as a result of delayed payments to third party service providers.

Due to the impact of regulatory policies and changes in market liquidity in recent years and other regulatory changes, we have endeavored to make timely payments to our vendors.  To the extent we are delinquent in our payment obligations to our vendors, we could face liability for those delinquent payments. As of the date of this report, we are delinquent in our payment obligations to a small portion of our vendors.

Some aspects of our digital operations include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some aspects of our digital operations include software covered by open source licenses.  The terms of various open source licenses have not been interpreted by PRC courts and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our online and mobile-based channels.  If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies if required so by the license, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products.  In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software.  Many of the risks associated with use of open source software cannot be eliminated, and could adversely affect our business.

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

We are subject to reporting obligations under the U.S. securities laws, including the Sarbanes-Oxley Act of 2002.  Section 404 of this Act requires that we include a report of management on our internal control over financial reporting in this annual report.  In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.  Our management may conclude that our internal control over financial reporting is not effective.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.  We may be unable to timely complete our evaluation testing and any required remediation.

Prior to our IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures.  In preparing our consolidated financial statements for the years ended December 31, 2017, we and our predecessor independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies.  The three material weaknesses identified related to: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; and (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions. In preparing our consolidated financial statements for the years ended December 31, 2018, we and our successor independent registered public accounting firm determined these three material weaknesses remain as of December 31, 2018, and identified additional two material weaknesses in our internal control over financial reporting. The additional material weaknesses identified by us and our successor independent registered public accounting firm related to: (iv) a lack of adequate control procedures to ensure compliance with provisions of relevant regulations to prevent the Company from using personal bank accounts for its operation; and (v) inadequate controls with respect to the maintenance of sufficient documentation for nonrecurring transactions.  Following the identification of the material weaknesses and control deficiencies, we have continuously taken remedial measures.  While we believe that we have remediated some aspects of the material weaknesses identified, the material weakness still existed for the fiscal year ended December 31, 2018.  As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.  We cannot be certain in future periods that one or more material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified.  If we fail to maintain the adequacy of our internal controls, including any failure to implement or difficulty in implementing required new or improved controls, our business and results of operations could be harmed, the results of operations we report could be subject to adjustments, we could incur further remediation costs, we could fail to be able to provide reasonable assurance as to our financial results or the effectiveness of our internal controls or meet our reporting obligations to the SEC and third parties (including lenders under our financing arrangements) on a timely basis and there could be a material adverse effect on the price of our ADSs.

Certain data and information in this annual report were obtained from third-party sources and were not independently verified by us.

This annual report contains certain data and information that we obtained from various government and private entity publications.  Statistical data in these publications also include projections based on a number of assumptions.  The Chinese credit industry, and online lending in particular, may not grow at the rate projected by market data, or at all.  Failure of this industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs.  In addition, the new and rapidly changing nature of the credit and online lending industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry.  Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

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

The insurance industry in China is still in an early stage of development, and insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies.  Currently, we do not have any business liability or disruption insurance to cover our operations.  We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance.  Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we are required to pay U.S. taxes, the value of your investment in our company could be reduced.

If, (1) pursuant to a plan or a series of related transactions, a non-U.S. corporation, such as our company, acquires substantially all of the properties constituting a trade or business of a U.S. partnership (including any trade or business conducted by such partnership directly or through entities treated as transparent for U.S. federal income tax purposes), (2) after the acquisition, 80% or more of the stock, by vote or value, of the non-U.S. corporation, excluding stock issued in a public offering related to the acquisition, is owned by former partners of the U.S. partnership by reason of their ownership of the U.S. partnership and (3) the non-U.S. corporation and certain of its affiliates do not have substantial business activities in the country in which the non-U.S. corporation is organized, then the non-U.S. corporation will be considered a U.S. corporation for U.S. federal income tax purposes.  Prior to our conversion to a Cayman Islands company, we were a Delaware Limited Liability Company treated as a partnership for U.S. federal income tax purposes.  We do not believe that the Delaware limited liability company was engaged in a trade or business, either directly or through entities treated as transparent for U.S. federal income tax purposes.  Based on our analysis of the facts related to our corporate restructuring (in particular, our conversion from a Delaware limited liability company to a Cayman Islands company), we do not believe that we should be treated as a U.S. corporation for U.S. federal income tax purposes.

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We are required to obtain a value-added telecommunication business certificate and may be subject to foreign investment restrictions.

PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an Internet content provider, or ICP, certificate.  PRC regulations also impose sanctions for engaging in the operation of online data processing and transaction processing without having obtained an online data processing and transaction processing, or ODPTP, certificate (ICP and ODPTP are both sub-sets of value-added telecommunication business certificates).  These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites involved may be ordered to cease operation.  Nevertheless, the PRC regulatory authorities’ enforcement of such regulations in the context of online lending platforms remains unclear.  The Interim Measures provide that online lending intermediaries must apply for value-added telecommunications business licenses in accordance with the relevant provisions of telecommunications authorities after filing with a local financial regulator.  However, PRC regulatory authorities to date have not explicitly stipulated whether the operator of a online lending platform (including in the form of a website or mobile Internet application) is engaging in Internet information services requiring an ICP certificate or an ODPTP certificate.  If we are not able to obtain the required value-added telecommunication certificates pursuant to the relevant regulations, we may not be able to conduct online lending intermediaries’ services, but it is unclear under these regulations whether online lending intermediaries would be deemed to be engaged in a commercial information provider business or online data processing and transaction processing business or whether an ICP certificate or an ODPTP certificate is required.  To the extent that the PRC regulatory authorities require such value-added telecommunication certificate to be obtained or if they set forth rules that impose additional requirements, and we do not obtain such certificate or comply with such rules, we may be subject to the sanctions described above.  We plan to apply for filing immediately after the filing procedures are clarified by the relevant authorities, and apply for the corresponding value-added telecommunication business certificates after completing the filing, provided that the relevant telecommunication authority clarifies which sub-set of telecommunication business certificates need to be obtained by online lending platforms and how to apply for such certificate.

According to the Provisions on the Administration of Foreign-invested Telecommunication Enterprises, the ratio of investment by foreign investors to domestic investors in a foreign-invested telecommunication enterprise that engages in the operation of a value-added telecommunication business shall not exceed 50%.  As such, foreign investors are only permitted to invest up to 50% of the registered capital in a foreign-invested telecommunication enterprise that engages in the operation of commercial Internet information services or general online data processing and transaction processing services.  As an exception, the Circular of Ministry of Industry and Information Technology concerning Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (E-commerce), or Circular 196, which was promulgated on June 19, 2015, provides that foreign investors are permitted to invest up to 100% of the registered capital in a foreign-invested telecommunication enterprise engaging in the operation of online data processing and transaction processing (E-commerce).  While Circular 196 permits foreign ownership, in whole or in part, of online data processing and transaction processing businesses (E-commerce), which is a sub-set of value-added telecommunications services, there is still uncertainty regarding whether foreign investment restrictions may be applied to our business and industry.  Further, under either circumstance, the largest foreign investor in an e-commerce business is required to have a satisfactory business track record and operational experience in the value-added telecommunication business.

We may be subject to risks if we have to restructure as a variable interest entity to obtain a telecommunication business license.

The final version of Foreign Investment Law adopted by the legislature, namely Standing committee of the National People’s Congress in March 2019 is quite different from the Draft Foreign Investment Law and does not address the issues related to the VIE structure. If we are required to establish a variable interest entity, or VIE, to serve as the operator of our online lending platform, the PRC government or local financial regulators may determine that the contractual arrangements necessary to form and control the VIE, or the Contractual Arrangements, do not comply with PRC licensing, registration, policies, legal or regulatory requirements, or with requirements or policies that may be adopted in the future and we could be subject to severe penalties, material difficulties in making the requisite filings or registrations, or be forced to relinquish our interests in certain operations.  Accordingly, we cannot assure you that if any such Contractual Arrangements we may implement were to be challenged in a PRC court that these Contractual Arrangements would be enforced and upheld.  Furthermore, we may be required to conduct our telecommunication certificate-related business in China under Contractual Arrangements and generate our revenues through a VIE.  In such case, we would need to rely on the Contractual Arrangements that we implement for a portion of our PRC operations, which may not be as effective in providing us with control over such operations as we would have with direct ownership of such VIE.  Additionally, any failure by a VIE or its shareholders to perform its and their obligations under the Contractual Arrangements that we implement may have a material adverse effect on our business and our legal remedies under PRC law.  Moreover, the shareholders of a consolidated VIE that we implement may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.  The shareholders of a VIE may breach or refuse to renew the Contractual Arrangements with us that allow us to effectively control such VIE, and receive economic benefits from its operations.  There is a risk that they would not always act in the best interests of our company.  We may not have effective arrangements to address potential conflicts of interest between these individuals and our company.  We would rely on these individuals to abide by the contract laws of China and honor their contracts with us in order for us to effectively control the VIE and to receive the economic benefits deriving from our contracts with them.  If we are unable to resolve any conflicts of interest or disputes between us and the shareholders of a VIE or if the shareholders of the VIE breach our agreements with them, we would have to rely on legal proceedings to enforce our rights, which may result in disruption to our business.  There is also substantial uncertainty as to the outcome of any such legal proceedings.  In addition, Contractual Arrangements in relation to a consolidated VIE may be subject to scrutiny by the PRC tax authorities, which may determine that we or the consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.  In the event of bankruptcy, dissolution or liquidation of a VIE, we may lose the ability to use certain assets held by the VIE that are material to our business.

The micro-credit business in which our subsidiary, Haidong CRF Micro-credit Co., Ltd., or Haidong, operates is heavily regulated and any failure by us to adhere to the relevant laws, regulations or measures may have a significant impact on our business, results of operations and financial condition.

The micro-credit business of our subsidiary, Haidong, is heavily regulated by PRC laws and regulations, including requirements in respect of approvals and licensing, maintenance of minimum capital reserves, the maximum interest rates that can be charged, methods of fundraising and the amount permitted to be raised.  In addition, these laws and regulations are subject to change, which may impose significant costs or limitations on the way we conduct or expand our business, including the way in which we can charge fees.  There may be uncertainties regarding the interpretation and application of new laws and regulations and other governmental policies.  Moreover, as we develop new loan products, we may be subject to additional laws and regulations.  Any material violation of such laws and regulations, if not remedied, could have an adverse impact on our business, financial condition and results of operations.  To the extent laws and regulations change or we become subject to different laws and regulations, the way in which we operate the micro-credit portion of our business may be materially impacted, and we may not be able to adapt to the new regulatory environment on a timely basis.  Failure to comply with the applicable laws, regulations or measures may result in fines, restrictions on our activities or revocation of our licenses, which could have a significant impact on our micro-credit business.

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

The Several Opinions Regarding the Promotion of Healthy Development of Micro-credit Lending Companies, issued by the Qinghai Financial Office, require the balance of operating loans with terms less than six months issued by micro-lending companies to comprise at least 70% of the balance of all loans issued by such micro-lending company.  We may need to adjust our business model with respect to the ratio of loans with terms less than six months for Haidong’s operations to be compliant with relevant requirements.  In addition, it is not clear whether Haidong’s facilitation of consumption loans across China through online platforms will be deemed to be a violation of current or future regulations and we may be required to adjust our business model for Haidong’s operations accordingly.

According to the Interim Measures for the Administration of Micro-credit Companies of Qinghai Province issued by the Financial Office of Qinghai Province, as amended, or the Interim Measures of Qinghai Province, the total aggregate shareholding of the largest shareholder and its affiliates in a micro-credit company in Qinghai Province may not exceed 40% of the registered capital of the micro-credit company.  Some other provinces in China do not impose limits on shareholding concentrations of micro-credit companies.  30% of Haidong’s shares are held directly by Shanghai CRF Financial Information Service Co., Ltd., or Shanghai CRF and 70% of Haidong’s shares are held by five individuals as nominees of Shanghai CRF through entrustment agreements.  Pursuant to these entrustment agreements, we are the sole beneficial owner of all of Haidong’s shares and have the ability to exercise all related shareholder’s rights, including the rights to receive distributions and dividends and exercise voting rights.  The relevant local government authority has issued a letter acknowledging its consent to such arrangement.  According to our PRC counsel, Fangda Partners, these entrustment agreements are legal, valid and enforceable.  As also advised by our PRC legal counsel, the local administrative authorities could change their position or impose more stringent requirements in the future, in which case we will make other arrangements to meet relevant requirements.

In addition, Haidong is subject to regulations applicable to micro-credit companies incorporated in Qinghai Province, which are set forth by the Finance Office of Qinghai Province.  These regulations provide that:  (i) if loans use a micro-credit company’s own capital, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate posted at PBOC official website on daily basis, and less than four times the PBOC benchmark interest rate; and (ii) if loans use capital derived from certain financial institutions, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than three times the PBOC benchmark interest rate.

The loans originated by Haidong are subject to the aforementioned interest rate and fee restrictions, which could affect our ability to collect the payments from the loans originated by Haidong, and may have a material adverse effect on our business.

Our ability to continue as a going concern is dependent on our ability to raise capital to support our operations.

We have limited cash resources and will periodically need additional funds to maintain our operations. We expect to consume cash and incur operating losses for the foreseeable future as we are transitioning from the legacy marketplace lending platform business, into a business of facilitating institutional lending capital to our target borrowers. The impact on cash resources and results from operations will vary depending on our ability to successfully make this transition.

Our financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. Our ability to continue as a going concern is dependent upon our ability to derive sufficient cash from investors, from the remaining investors and borrowers on our legacy marketplace lending platform, from our business of facilitating institutional lending capital for target borrowers, and from other sources of revenue. Management has considered the cash flow forecasts and the funding requirements of our business and believes that the strategies in place are appropriate to generate sufficient funding to allow us to continue as a going concern. Accordingly management has prepared the financial statements on a going concern basis. Should the above assumptions not prove to be appropriate, there is material uncertainty whether we will continue as a going concern and therefore whether realize our assets and extinguish our liabilities in the normal course of business and at the amounts stated in our financial statements.

If we are unable to obtain additional funds on favorable terms or at all, we may be required to cease or reduce our operations. Also, if we raise more funds by selling additional securities, the ownership interests of holders of our securities will be diluted.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.  Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.  We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Our marketplace currently receives all of its lending capital from investors in RMB.  The PRC government regulates the conversion between RMB and foreign currencies.  Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions.  There can be no assurance that these PRC laws and regulations on foreign exchange transactions will not cast uncertainties on foreign investors’ ability to convert foreign currencies to RMB and provide lending capital for our marketplace.  While the adjustments related to foreign exchange transactions were relatively small in 2016, 2017 and 2018, the adjustments may be significant going forward if the RMB depreciates.  Changes in PRC foreign exchange policies might have a negative impact on our ability to attract foreign investors to our marketplace and could result in foreign investors choosing to provide their lending capital to our non-Chinese competitors, both of which would materially adversely affect our results of operations.

Regulatory authorities have begun focusing their regulatory efforts on collection operations, which has had a material and adverse effect on our ability to collect past-due payments from delinquent borrowers.

Regulatory authorities have focused their efforts on curtailing illegal activities and strengthening the implementation of rigid collection policies and regulations. These newly implemented collection policies and regulations have required us to modify our collection operations of past-due funds from delinquent borrowers. We believe our collection operations have followed the rigid collection policies and regulations. In addition, our collection operations have been stymied by delinquent borrowers fraudulently reporting illegal collection activities. These fraudulent reports have resulted in delays and increased expenses in collecting past-due funds from delinquent borrowers.

The increasing regulatory and restriction requirements of the regulatory authorities on lending collection will have a negative impact on the normal collection from the platform to the borrower and promote the trend of malicious default of the borrower.

On December 1, 2017, Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks issued the Notice of the Regulation and Rectification of the “Cash Loan” Business. The Notice provides that all kinds of institutions or entrusted third-party institutions shall not collect loans by means of violence, intimidation, insult, slander, harassment, etc. On May 4, 2018, China Banking Regulatory Commission, the Ministry of Public Security, the State Administration for Market Regulation, and the People's Bank of China issued Notice of Regulating Private Lending and Maintaining the Economic and Financial Order. The Notice emphasized the cracking down of collecting loans by intentional injury, illegal detention, insult, intimidation, threat, harassment and other illegal means. On July 23, 2019, the Supreme People's Court, the Supreme People's Procuratorate, the Ministry of Public Security and the Ministry of Justice issued the Opinions on Several Issues in Handling Criminal Cases of Illegal Lending, which reiterated and emphasized the requirements above. The continuous introduction of regulations on collection practices indicates that the regulatory authorities are increasingly strict in the regulation and restriction of loan collection. The increase of restrictions may have a potential adverse impact on the normal collection from the platform to the borrower and increase the collection cost of the platform. In addition, we expect that this will contribute to the trend of borrowers' malicious default and increase the difficulty of the platform’s collection efforts.    We might not be able to carry all of our operating losses forward.

Risks Related to Our Legacy Marketplace Lending Business and Its Industry

Some of the loans we facilitated may be deemed loans with no designated purpose or loans that do not rely on specified consumption scenarios and we may be required to track the actual use of such loans, which may materially and adversely affect our business, financial condition and results of operations.

Circular 141 specifies that "cash loans" must (i) not rely on consumption scenarios, (ii) have a specified use of loan proceeds, (iii) have no qualification requirement for customers, and (iv) be unsecured.  Circular 141 prohibits online lending information intermediaries from facilitating loans with no designated purpose or loans that do not rely on specified consumption scenarios. We have taken measures to track the actual usage and consumption scenarios of the loans we facilitated, including: (i) requiring borrowers to fill out information on the actual usage of the loans during the loan application process; (ii) requiring borrowers to upload supporting documents to demonstrate the actual usage of the loans; (iii) conducting inspections on the actual usage of the loans from time to time by phone calls; and (iv) cross-checking and verifying the actual usage of the loans. It is unclear whether the measures we have taken completely satisfy the requirements of Circular 141, or whether some of the loans we facilitated may be deemed to be loans with no designated purpose or loans that do not rely on specified consumption scenarios, either of which would require us to take further measures to track the actual usage of such loans, which would result in the incurrence of significant expenses.

Changes in PRC regulations relating to interest and fee rates for marketplace and micro-credit lending could have a material adverse effect on our business in our efforts to collect on delinquent loans.

The interest rate permitted to be charged on loans facilitated by our legacy marketplace lending platform is subject to limitations set forth in the Provisions of the Supreme People’s Court on Application of Laws to the Hearing of Private Lending Cases, or the Provisions on Private Lending Cases, which provide that (i) when the interest rate agreed between the borrower and investor does not exceed an annual interest rate of 24%, the People’s Court will uphold the interest rate charged by the investor, and (ii) when the interest rate agreed between the borrower and investor exceeds an annual interest rate of 36%, the portion in excess of 36% is void and the People’s Court will uphold the borrower’s claim for return of the excess portion to the borrower, and even place legal charges against the organization.  For loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the investor, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will not enforce the borrower’s demand for the return of such interest payment.

In August 2017, the Supreme People’s Court promulgated the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, or Circular 22, which provides that (i) PRC courts shall uphold borrower claims to adjust or reduce the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender in excess of an annual interest rate of 24%, and (ii) in the context of online finance disputes, if the online lending intermediary platforms and the lenders circumvent the upper limit of the judicially protected interest rate by charging intermediary fees, such fees shall be ruled as invalid.  Circular 141 further requires that borrowers’ aggregated borrowing costs charged by institutions in the form of interest and fees should be annualized and subject to the private lending interest rate limits set forth in the Provisions on Private Lending Cases issued by the Supreme People’s Court.  We charge borrowers on our platform reasonable transaction fees, and the transaction fees we charge are recognized as our revenue. Historically, borrowers’ aggregate borrowing costs (including aggregate interest fees, transaction fees and other costs incurred by borrowers) exceeded 36%. Starting December 2017, we decreased our transaction and interest fees so as to ensure that borrowers’ aggregate borrowing costs on our platform are less than 36%. In response to these regulatory changes to our legacy marketplace lending platform, our borrower behavior may change as some of existing borrowers might use it as excuse by saying that they borrowed the loans with high interest such that they don’t want to pay back the loans, and our business, financial condition and results of operations would be materially and adversely affected. We continue to have business arrangements with third party vendors and companies to facilitate our business, including third party vendors and companies that conduct most or substantially all of their business with us only.  Although these third parties are separate from us, for accounting purposes such as U.S. GAAP purposes their financials may be consolidated with us, which may result in the interpretation that the aggregate borrowing costs on our platform exceed 36% and other matters which PRC governmental authorities may deem to be non-compliant, any of which may result in our business, financial condition, results of operations and prospects being materially and adversely affected. Moreover, if the method of calculating the annualized borrowing costs used by the PRC governmental authorities or the PRC courts differs from our method causing the aggregate borrowing costs of loans we facilitate to be deemed to exceed the 36% per annum limit, the portion of the borrowing costs exceeding the 36% per annum limit may be ruled as invalid and we may (i) be required to change our business operations to be in compliance with this limit, (ii) receive a warning, correction order, condemnation or fines from the relevant regulators, or (iii) be required to reduce fees and lower the annual transaction and interest rate charged to our borrowers, any of which may result in our business, financial condition, results of operations and prospects being materially and adversely affected.

Further, the Supreme People’s Court, Supreme People's Procuratorate, Ministry of Public Security and Ministry of Justice collectively promulgated the Opinions on Several Issues Concerning Handling Criminal Cases of Illegal Lending (hereinafter referred to as the “Opinions”). The Opinions came into force on October 21, 2019, and specify that no loan may have an interest rate that exceeds 36%. All fees including the introduction fees, consulting fees, management fees, overdue interest, and liquidated damages are included in the calculation of the annual interest rate, which means, all fees, no matter in what name we charge shall be included in the annual interest rate.

Further, Circular 141 and the Inspection Notice prohibit online lending information intermediaries from deducting interests, commissions, management fees or margins from investors’ loan disbursements to borrowers. No interest is collected in advance for any of the loans on our platform. However, we currently charge borrowers of lifestyle loans by deducting a transaction fee from each such borrower’s depository bank account in its own name after the loan principal has been transferred into such account, and then the funds, net of the transaction fees, are released to the borrower’s bank account from such depository bank account. We do not think such arrangement should be regarded as not in compliance with current regulations, but we cannot assure you that the PRC courts will hold the same view as ours, and parts or all of the transaction fees we collect from borrowers of lifestyle loans may not be upheld by the PRC courts.  The regulatory authorities may also hold the view that the current deduction arrangement will not comply with current regulations, and we may need to adjust our arrangement accordingly.

Our legacy business to facilitate loans through our legacy marketplace lending platform could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising.

Except with the prior approval of applicable government authorities, PRC laws and regulations prohibit persons and companies from raising funds as a result of advertising a promise to repay premium or interest payments over time through payments in cash or in kind.  Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce, or SAIC, and other governmental authorities, and can lead to civil or criminal lawsuits.

To date, our legacy lending platform was not subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising.  We believe that our legacy online lending platform did not violate PRC laws and regulations prohibiting illegal fundraising because our online only acts as a service provider in the facilitation of loans between borrowers and investors.  In this capacity, we did not raise funds or promise repayment of premium or interest obligations.  Nevertheless, considerable uncertainties exist with respect to the PBOC, SAIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations.  While our agreements with investors require investors to guarantee the legality of all funds investors put on our legacy online, we did not verify the source of investors’ funds separately, and therefore, to the extent that investors’ funds are obtained through illegal fundraising, we may be negligently liable as a facilitator of illegal fundraising.  In addition, while our loan agreements contain provisions that require borrowers to use the proceeds for purposes listed in their loan applications, we did not monitor the borrowers’ use of funds on an on-going basis, and therefore, to the extent that borrowers use proceeds from the loans for illegal activities, we may be negligently liable as a facilitator of an illegal use.  Although we designed and implemented procedures to identify and eliminate instances of fraudulent conduct on our online, we may not have be able to identify all fraudulent conduct that may violate illegal fundraising laws and regulations.

Because some borrowers and investors from our legacy marketplace lending business may have come to our marketplace from referrals of third parties, it is possible that an unsatisfied borrower or investor could make a claim against us based on the content of any information provided by these third parties that could result in claims that are costly to defend and distracting to management.

Some borrowers and investors from our legacy marketplace lending business may come to our marketplace after reviewing information provided by a third party.  We do not review, approve or adopt any information provided by third parties website and, while we do not believe we would have liability for such information, it is possible that an unsatisfied borrower or investor could bring claims against us based on such information.  Such claims could be costly and time-consuming to defend and would distract management’s attention from the operation of our business and create negative publicity, which could affect our reputation.

Our legacy business to facilitate loans through our marketplace lending platform could give rise to liabilities under PRC laws and regulations that prohibit unauthorized public offerings.

The PRC Securities Law stipulates that no organization or individual is permitted to issue securities for public offering without obtaining prior approval in accordance with the law.  The following offerings are deemed the be public offerings under the PRC Securities Law:  (i) offering of securities to nonspecific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations.  Additionally, private offerings of securities shall not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between one borrower and multiple investors on our legacy marketplace lending platform is identified as a public offering by PRC government authorities, we may be subject to legal consequences under PRC laws and our business may be severely adversely affected.

If we are unable to maintain relationships with our third-party service providers, our exit to the legacy marketplace lending platform business will suffer.

We rely on third-party service providers to operate our legacy marketplace lending platform business.  For instance, we rely on our depository bank to provide fund depository services and third-party payment companies to serve as payment channels to ensure compliance with various laws and regulations, including anti-money laundering and anti-terrorism financing laws.  Most of our agreements with third-party service providers are non-exclusive and do not prohibit the third-party service provider from working with our competitors or from offering competing services.  Our third-party service providers could decide that working with us is not in their interests, could decide to enter into exclusive or more favorable relationships with our competitors or could themselves become our competitor.  Although we have changed third-party service providers in the past without difficulty, switching to new third-party service providers could cause temporary disruptions to our business.  In addition, our third-party service providers may not perform as expected under our agreements or we could in the future have disagreements or disputes with our third-party service providers, which could negatively impact our operations or threaten our relationships with our third-party service providers.

Third-party payment companies and depository banks in China, including a depository bank that takes deposits and transfers funds on our online and the third-party payment company with which it works, are subject to oversight by the PBOC and must comply with complex rules and regulations, licensing and examination requirements, including, but not limited to, minimum registered capital, maintenance of payment business licenses, anti-money laundering regulations and management personnel requirements.  Some third-party payment companies have been required by the PBOC to suspend their credit card pre-authorization and payment services in certain areas of China.  Further, the depository banks are required to pass an exam and inspection held by the National Internet Finance Association of China, or NIFAC, as one of the conditions to provide depository services for online lending intermediaries.  If the third-party service providers that take deposits and transfer funds on, or serve as payment channels for, our online were to suspend, limit or cease their operations, or if our relationships with our third-party service providers were to otherwise terminate, we would need to implement substantially similar arrangements with other third-party service providers.  If we fail to switch providers as needed in response to market conditions, our business may be materially and negatively affected. Negative publicity about our or other third-party service providers or the industry in general may also adversely affect investors’ or borrowers’ confidence and trust in the use of third-party payment companies and depository banks to carry out the payment and depository functions in connection with the origination of loans on our online.  If any of these were to happen, the operation of our business could be materially impaired and our results of operations would suffer.  The recently published Guidelines to Promote the Healthy Growth of Internet Finance, or the Guidelines, require market lending platforms to use bank depository accounts to hold lending capital, which is further emphasized in the Interim Measures.  In addition, the Administrative Measures of Non-Bank Payments Institutions Network Payment Service, or the Administrative Measures, which became effective from July 1, 2016, prohibit payment institutions from opening payment accounts for institutions engaging in the lending business and also set ceilings for the maximum deposits permitted into an account opened with a third-party payment company.  In February 2017, the CBIRC released the Guidance to the Operation of Depositing Online Lending Funds, or the Guidance.  The Guidance further specifies that qualified commercial banks may act as depositories to hold online lending funds, and that other banking financial institutions are not qualified to set up individual accounts or provide settlement and payment functions.  The Guidance also sets forth basic requirements for commercial banks, including maintaining separate accounts to hold online lending funds and private funds owned by online lending platforms and prohibits outsourcing or assigning such entities’ responsibilities for setting up capital accounts, dealing with transaction information, verifying trading passwords and various other services to third parties, provided, however, that certain cooperation regarding payment services with third-party payment companies is permitted in accordance with clarifications by the CBIRC.  However, CBIRC’s remarks regarding the Guidance are not entirely clear regarding the definition and scope of the term “certain cooperation regarding payment services.”  In addition, the Guidance imposes certain responsibilities on online lending intermediaries such as us, including requiring them to organize independent audits on fund depository accounts of borrowers and investors.  The Guidance stipulated a 6-month grace period from the time of its announcement for online lending intermediaries to adjust their business models.  See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Related to the online Lending Industry.”  In December 2017, the NIFAC released two industry standards—the Depositing Online Lending Funds Business Standard and the Depositing Online Lending Funds System Standard—each of which provide detailed technical requirements for online lending businesses.  In December 2016, prior to the announcement of the Guidance, we entered into an agreement with Hengfeng Bank regarding the provision of funds depository services by Hengfeng Bank, and modified our operations to be compliant with the Guidance.  In June 2017 we entered into a new fund depositary services agreement with Bank of Shanghai to act as our depository bank.  We terminated our relationship with Hengfeng Bank and transferred the funds depository services functions to Bank of Shanghai on December 1, 2017.

To the extent our current arrangements with Bank of Shanghai for the legacy online lending platform are deemed non-compliant with the Guidelines, the Administrative Measures, the Interim Measures, the Guidance or other regulations or if changes to these arrangements are required by future rules or regulations, a material change to our business model may be required and our business may be materially and adversely impacted.

Our payment management services with respect to our legacy marketplace lending platform may not be as effective in the future, and may need to be modified to comply with future PRC laws and regulations regarding the debt collection industry in China.

In 2000, the State Economic and Trade Commission, the Ministry of Public Security and the State Administration of Industry and Commerce issued the Notice on Prohibition of All Types of Debt Collection Companies and Raids on Illegal Debt Collection Activities (GuoJingMaoZong He (2000) 568), or the Notice on Prohibition, which regulates the activities on debt collection companies, including the prohibition on the use of threats, intimidation, harassment or disclosure of private information in collection efforts.  While we believe that our payment management services team, which engages in collection efforts primarily by means of phone calls and text messages, has complied with the Notice on Prohibition, we may need to modify our payment management services in the future to comply with changes to debt collection regulations. If our collection methods are viewed by borrowers or regulatory authorities as harassments, threats, or criminal conduct, we may be subject to lawsuits initiated by borrowers or prohibited by the regulatory authorities from using certain collection methods. In addition, our existing collection methods, such as phone calls and text messages, may not be as effective in the future. If any of these were to happen and we fail to adopt alternative collection methods in a timely manner, or if the alternative collection methods are less effective, our ability in collecting delinquent loans may be impaired.

As a result of regulatory changes, our custodian bank may face significant regulatory pressure, and if it chooses to cease doing business with us, our legacy marketplace lending investors and borrowers will be negatively impacted.

Engagement of a custodian bank is a regulatory requirement and a business operational necessity in the marketplace lending industry. We have a relationship with our custodian bank, the Bank of Shanghai, whereby it provides investor fund depositary services and borrower lending services for our legacy marketplace lending platform. The facilitation of transactions and the flow of funds for investors and borrowers on our legacy marketplace lending platform rely on the services provided by our custodian bank. Any disruption to the services provided by our custodian bank will have a significant impact on our ability to continue to operate our legacy marketplace lending platform and conduct our business.

Our custodian bank may experience pressure from local regulators, and as a result may no longer be able to continue to act as our custodian bank with respect to our legacy marketplace lending platform. Such pressure from local regulators will likely be borne by the entire marketplace lending sector as opposed to just by our custodian bank.  As such, it may be difficult or impossible for us to find a replacement custodian bank and may adversely affect our ability to keep serving the existing borrowers and investors in the process of exiting the legacy business.

The regulatory authorities require that the online lending intermediaries should be connected to the bank for fund deposit, but at present, under the market pressure, banks have withdrawn from the online lending capital deposit market. After the expiration of the cooperation agreement, the fund depository bank cooperating with the platform may choose to cease the fund depository services. If the cooperative bank chooses to withdraw, it will be difficult for the platform to find other banks or third-party payment institutions willing to provide fund depository services.

Article 28 of the Interim Measures for the Administration of the Business Activities of Online Lending Information Intermediary Institutions requires that online lending intermediaries shall select qualified banking financial institutions as the fund depository institution of lenders and borrowers. To meet the regulatory requirements, our legacy marketplace lending platform is now using Bank of Shanghai as the fund depository institution. With the increasingly strict supervision of the online lending intermediary industry by the government, some banks choose to withdraw from the online lending intermediaries’ transaction fund deposit business considering their own business risks. In this context, the Bank of Shanghai may also adjust its business and decide to stop the business. If the Bank of Shanghai decides to terminate the cooperation before the expiration of the agreement or after the expiration of the agreement, it may be difficult for the platform to find other banks willing to replace the Bank of Shanghai to continue to provide online lending transaction for the legacy platform’s capability to collect borrowers’ payment, and repay investors’ principle and interest.

In practice, as an alternative, the platform can choose to cooperate with the third-party payment institutions and entrust the third-party payment institutions to provide fund deposit services for the transactions on the platform. However, due to the fact that the selection of third-party payment institutions as fund depositors cannot strictly comply with the Article 28 of the Interim Measures for the Administration of the Business Activities of Online Lending Information Intermediary Institutions, and many third-party payment institutions have reduced the fund deposit business of online lending transactions and/or ceased direct cooperation with online lending platforms.

In conclusion, if the Bank of Shanghai decides to terminate the provision of fund deposit service, it will be difficult for our legacy marketplace lending platform to find other banks or third-party payment institutions willing to provide online lending transaction support. If our legacy marketplace lending platform fails to find a fund depository, it will greatly affect the transfer and payment of online lending transaction funds, thus affecting the exit process of the legacy platform.

Regulators may require our third-party payment service provider and/or our legacy marketplace lending platform’s custodian bank to cease its operations with respect to our legacy marketplace lending platform.  If this were to happen, and if we were not able to find another third-party payment service provider for our legacy marketplace lending platform, we would not be able to operate our legacy marketplace lending platform.

Our legacy marketplace lending platform relies on the third-party payment service companies to provide online transaction services, including deductions from borrowers’ accounts and sending funds to investors’ accounts.

Beginning in July 2019, local regulatory authorities began investigating and interviewing third-party payment companies.  In some cases regulatory authorities have required the third-party payment companies to alter their operations, make refunds to accounts connected to marketplace lending businesses, and submit detailed rectification plans and refund schedules. In addition, some banks have also started to receive notices from regulatory agencies that require internet financial institutions to carry out marketplace lending platform settlement services in a specific manner. In response to regulatory pressure and changing regulations, several major third-party payment service companies have ceased operations in the marketplace lending industry. Our third-party payment service provider may also cease to operate in the marketplace lending industry, including with respect to our legacy marketplace lending platform.  If this were to happen, and if we were not able to find another third-party payment service provider for our legacy marketplace platform, we would not be able to operate our platform and may need to cease our legacy marketplace lending business.

Regulators may enforce new policies that heavily restrict the online marketplace lending industry or require additional marketplace lending platforms to shut down, and therefore we may need to cease our legacy marketplace lending business.

Currently, there is no clear policy on regulatory registration for the marketplace lending industry. To date, the PRC government has focused its efforts in the marketplace lending industry on preventing and eliminating risks and preventing social instability when lenders face the possibility of not recovering their original investment capital in full. The PRC government has begun to pressure marketplace lending platforms to cease their operations. To this end, the PRC government issued Circular No. 175 in January 2019 by the National Remediation Office of Online Lending, which provides detailed requirements for the operation of online credit institutions. Circular No. 175 also provides guidance on the principles and working measures for online lending companies under various classifications, which are intended to phase out online credit lending businesses, leading many major online credit lending businesses to cease operations. Circular No. 175 categorizes online lending institutions according to risk profiles, and empowers local police authorities to investigate those platforms with high levels of risk.  Depending on a particular institution’s classification, Circular No. 175 provides guidance, methods and strategies for exiting the marketplace lending industry. While it has yet to do so thus far, the PRC government may actively make marketplace lending illegal, whereupon we would be forced to cease our legacy marketplace lending business. We received an oral request to exit the marketplace lending industry at the various meetings with local regulatory authorities.

As a great number of marketplace lending platforms have ceased their operations as a result of regulatory pressures. In April 2019, we stopped facilitating new loans on our platform, and started the business transformation to provide financial technology, marketing services, portfolio management fin-tech services to institutional lenders.

Many marketplace lending platform businesses are suspected of illegal fund-raising or other criminal crimes, resulting in the suspension of the platform business and the adoption of criminal measures by the executives; as a result, the platform executives and employees may leave the company, and the investors may withdraw their investment thus affecting the normal development of the platform business.

Since 2016, regulatory authorities have continuously changed the marketplace lending industry regulation framework. As more and more platforms ran into the difficulties to redeem investor lending capital when they are exiting the platforms, or the platforms have other operational risks, some of platforms are suspected to have engaged in illegal fund-raising and other illegal activities in their operation,  the legal system including police and court might place criminal charges against these platforms along with the senior executives of the companies, including criminal proceedings against their actual controlling persons and senior management.

The recent regulatory focus on the marketplace lending industry, including the criminalization of certain activities, and the overall decline in the marketplace lending industry has led to many employees, including senior management, leaving our company and the industry. The potential risk of criminal liabilities caused panic among people working for the online lending institutions and even many industry practitioners choose to withdraw voluntarily to avoid the risk of being investigated criminally. If the number of employees who make such a choice is large, and the platform cannot recruit new employees to fill the vacancy in time, it will inevitably affect the normal operation of our company, including our exit from our legacy marketplace lending business and our transition to fin-tech service platform.

In extreme cases, if investors believe that there are huge risks involved in the platform, such as the management of the platforms might run away, or there might be illegally activities involving lending capital abusing or moving around, or there might be fraudulent lending information presented to the investors, the investors might choose to report such risks to the public security organization.  In order to prevent and defuse the potential risks of the marketplace lending platform industry, the public security organization may take actions against the company, including seizing the senior management and assuming complete control of the platform.  Once the platform is investigated by the public security organization, the platform may need to cooperate with the investigation, and the relevant assets may also be seized which will seriously affect the normal operation of the platform.  As the company is wind down the legacy marketplace lending platform business, we are operating in the same sector and we are subject to the risk discussed here.

Dissatisfied investors could file complaints with the PRC government, which may result in litigation or require us to modify our operations in a ways that ensure payback of the invested principal and increase the predictability of returns to investors on our marketplace.

According to the Interim Measures for the Administration of the Business Activities of Online Lending Information Intermediary Institutions, online lending platforms are defined as information intermediary institutions, and strictly from the legal perspective, the platform itself is not expected to bear legal liability of the borrower’s breach. However, we cannot rule out the possibility that investors who fail to be repaid due to the breach of borrowers would sue the platform or report to the public security authority. If such things were to happen, the platform would have to be engaged in expensive and time-consuming litigations or criminal investigation procedures, which also would damage the reputation of the platform.

Although investors on marketplace lending platforms generally receive higher returns as compared to depositing their funds with traditional banks, investors may file complaints with the PRC government or reach out to the PRC government to require marketplace lenders to payback principal they invested, and request that the interest and principle payments are returned even if credit losses take place.  To the extent that there are complaints filed against our company, we could be forced to process the complaints and partake in costly and time consuming processes to mitigate losses, which could divert management attention. In addition, to the extent that the PRC government decides to take added measures on these investors’ behalves, we may be required to alter our operations so as to ensure that the rate of return and assurance that investors will receive payment in respect to their investments on our legacy marketplace lending platform.

Senior executives from other marketplace lending platforms have been arrested for illegal fund raising activities.

While the PRC government has put in place some regulations concerning the marketplace lending industry, there are still gaps in interpretations as to what is permitted and not permitted.  As a result senior executives from other marketplace lending platforms have been arrested for illegal fund raising activities conducted by their marketplace lending platforms.  Such violations by these marketplace lending platforms and arrests of their senior executives have an adverse impact on the credibility and trustworthiness of the entire marketplace lending industry, including our company.

The recent regulatory focus on the marketplace lending industry, including the criminalization of certain activities, and the overall decline in the marketplace lending industry has led to many employees, including senior management, to depart our company and the industry.

Recent regulatory focus on the marketplace lending industry, including the criminalization of certain activities, has made it more difficult for marketplace lending platforms to operate. In the recent past, the marketplace lending industry as a whole has experienced an overall decline. The uncertainty of the industry has led many of our employees, including our senior management, to depart our company and the industry as a whole. Replacing these employees and senior management could be costly and could result in decreased cohesiveness of our Company.

Risks Related to Our Transition to Business of Facilitating Institutional Lending Capital for Our Target Borrowers

Our transition to facilitate institutional lending capital exposes us to regulatory uncertainties faced by those partners, and we may be required to obtain government approvals or licenses due to our cooperation with those partners, which could have a negative impact on our business and results of operations.

Our cooperation with institutional lenders has exposed us to, and may continue to expose us to, regulatory uncertainties faced by such institutional lenders. We cannot assure you that the business operations of our institutional lenders or our cooperation with these institutional lenders are, or will continue to be compliant with the relevant laws and regulations. For instance, Circular 141 requires financial institutions cooperating with third parties to engage in lending businesses (i) not outsource any core lending business (including credit assessment and risk control), (ii) not accept any credit enhancement provided by third parties with no guarantee approval or license, whether or not in a disguised form (including commitment to absorbing default risks), and (iii) ensure that no interests or fees are collected from borrowers by such third parties. Furthermore, Circular 141 prohibits online lending information intermediaries from facilitating financial institutions’ participation in online lending services. Our cooperation with institutional lenders may need to be modified, suspended or terminated, which may be time consuming and lead to insufficient funding supply on our marketplace and materially or adversely affect our business.

We are transitioning the focus of our business from our legacy marketplace lending platform to facilitate to institutional lending capital for target borrowers, and will need to adjust our operations to better suit this new business focus.

Due to the overall decline in the PRC marketplace lending industry and increased regulations it is increasingly difficult to earn a profit.  On April 15, 2019, we started the transition from the marketplace lending platform to a business of facilitating institutional lending capital, which provides financial technology, marketing services, and portfolio management services to financial institutions, including technology that identifies qualified prospective borrowers, portfolio management services and decisioning technology.  While we will continue to operate our legacy marketplace lending platform, such operations will be at a significantly reduced level as compared to current and past operations.   We have reduced our branch level oriented data verification centers nationwide and will retain a minimal collection force.  We no longer issue new loans and we have stopped acquiring new lenders and new borrowers. Going forward, the focus of our legacy marketplace lending platform will be on borrower payback, borrower collection and lender payment services.

During our transition from our legacy marketplace lending platform to the business of facilitating institutional lending capital, we will undergo organizational changes, including with respect to our employee workforce, senior management and entity operations. Such organizational changes will be costly and time consuming.  Our ability to manage these risks will directly impact the success of our business of facilitating institutional lending capital and our failure to do so could adversely impact our overall financial condition, results and cash flows.

There is business compliance risk in facilitating the institutional lending capital business. According to the latest regulatory requirements, entities involved in facilitating institutional lending capital business shall not provide financing guarantee services.

On October 23, 2019, China Banking and Insurance Regulatory Commission issued the Notice on Printing and Distributing the Supplementary Provisions on the Supervision and Management of Financing Guarantee Companies, which clearly provides that institutions providing customer promotion, credit evaluation and other services for various lending institutions shall not provide financing guarantee services without approval. This regulation did not specifically address facilitating institutional lending capital business, but there is no that the regulators could have new regulations regarding the business of facilitating institutional lending capital.

The Supreme People's court, the Supreme People's Procuratorate, the Ministry of Public Security and the Ministry of Justice issued the Notice on Several Issues Concerning the Handling of Criminal Cases of Illegal Lending, which came into force on October 21, 2019. According to this Notice, after the platform has been transformed into business of facilitating institutional lending capital, if (1) various fees, including interests, penalties and service fees charged in total would render the borrower's comprehensive cost calculated on an annualized interest rate basis in total to exceed 36%, (2) the financial institutions have operations out of the business scope licensed by regulatory authorities, and (3) other conditions of the Notice are met, there is a risk that we will be prosecuted for illegal business operations.

Regulations relating to the data industry have become increasingly stricter, and as our business of facilitating institutional lending capital heavily relies on the application of data in daily business operations, data compliance risks exists and may negatively impact our new business.

The PRC Cybersecurity Law, implemented on June 1, 2017, provides that to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered. On December 29, 2017, the National Information Security Standardization Technical Committee officially issued the Information Security Technology Personal Information Security Specification, which provides the principles and security requirements to be followed in the collection, preservation, use, sharing, transfer, public disclosure and other personal information processing activities. On May 28, 2019, the Cyberspace Administration of China, together with relevant departments, drafted the Data Security Management Measures (draft for comments), which reiterated and emphasized the three aspects of data collection. In addition, illegal access to personal information, unauthorized access to data and other acts have been criminalized. As the business of facilitating institutional lending capital involves the collection and application of a large amount of data, increasingly strict regulatory policies in the data industry may make compliance in the operation of our business of facilitating institutional lending capital more difficult and will likely increase compliance costs.

The risk control services that we intend to offer in connection with our facilitating institutional lending capital may be prohibited by certain regulations, and therefore our new Lend-Aid business strategy may be negatively impacted. On December 1, 2017, Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks issued the Notice of the Regulation and Rectification of the “Cash Loan” Business (Circular No. 141). Circular No. 141 provides that banking financial institutions shall not outsource the core business of risk control to a third party institution. However, in practice, because many financial institutions do not have online risk control capabilities, they outsource part of risk control to companies facilitating institutional lending capital as a precondition for cooperation. The platform has strong risk control ability due to its previous credit analytic business experience and expertise. However, considering the above provisions, when engaging in facilitating institutional lending capital, the platform may not provide risk control services to financial institutions in compliance with Circular No. 141, thus affecting the development of the business of facilitating institutional lending capital.

There is market operation risk in Our Business Transition, as many marketplace platforms are exiting, some of them have run into difficulties, and the overall market perception towards the industry tends to be negative.

Because of the increasingly strict regulations faced by the online lending industry, many platforms originally engaged in the online lending business have transitioned into the business of facilitating institutional lending capital, however the regulations that pertain to this industry are still developing. The regulatory framework for the business of facilitating institutional lending capital is not clear, and therefore there is potential that the business of facilitating institutional lending capital may be negatively impacted by future regulations that restrict their business operations.

From time to time we may evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired result.

We are evaluating and considering strategic transactions, combinations, acquisitions or alliances to enhance or complement our business of facilitating institutional lending capital, although we do not have a specific target yet. These transactions could be material to our financial condition and results of operations if consummated.  If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate the transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Any acquisition or alliance will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
•	difficulties in retaining, training, motivating and integrating key personnel;
•	diversion of management’s time and resources from our normal daily operations;
•	difficulties in successfully incorporating licensed or acquired technology and rights into our business;
•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;
•	regulatory risks; and
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

We may encounter difficulties in transitioning our legacy marketplace lending business to the business of facilitating institutional lending capital, which could adversely affect our growth and business prospects.

We are transitioning the focus of our business to facilitate institutional lending capital. The development of our facilitating institutional lending capital business is subject to significant risks and uncertainties, including, without limitation, the following:

•	We do not currently have strong brand recognition or relationships in the fin-tech empowered business of facilitating institutional lending capital;
•	We may not be able to obtain all requisite licenses and approvals from relevant government authorities in relation to our fin-tech empowered business of facilitating institutional lending capital;
•	We face intense competition from companies that have been operating in the fin-tech empowered business of facilitating institutional lending capital for years;
•	Our experience and expertise gained from our marketplace lending business may not be highly relevant or applicable to the fin-tech empowered business of facilitating institutional lending capital; and
•	We may not be able to generate enough revenues to offset our costs in our fin-tech empowered business of facilitating institutional lending capital.

If we are not successful in the establishment of our new fin-tech empowered facilitating institutional lending capital, our growth, business, financial condition and results of operations could be adversely affected.

We have a comparatively limited track record in facilitating institutional lending capital and cannot guarantee our success.

In contrast to our 30 years of experience in the consumer credit marketplace and our experience in the marketplace lending industry, we entered the fin-tech empowered business of facilitating institutional lending capital to help borrowers to better access consumer credit with relatively short history.  Given that the fin-tech empowered facilitating institutional lending capital business in China is highly competitive and dominated by some well capitalized companies that can afford to use their capital to provide first-loss protection to the financial institutions. Our limited capital resources may impact our ability to be successful in our business transition. In addition, the success of our transition will depend upon our ability to:

•	secure lending capital from licensed lenders, by providing them with the first loss protection mechanism, with certain capital layers to serve as the junior component of the institutional funding;
•	accurately anticipate the requirements of lenders and borrowers; and
•	respond to dynamic market conditions.

We may not have a sufficient amount of initial capital to provide first-loss protection for institutional lenders, which may deter institutional lenders from engaging in business with us.

Some institutional lenders may require partners to jointly contribute 20-33% of their own capital to participate the lending capital pool,  to originate the loans facilitated by the service provider, as first-loss protection. The required percentage of capital that institutional lenders is require is dependent on the overall risk level, track record, scale, and term of the partner relationship.  We may not have the sufficient initial capital reserves available to secure service arrangements for large institutional funds and in the business of facilitating institutional lending capital, we do not have an established reputation we lack reputation and may be considered high risk to institutional lenders, which may negatively impact our initial business development. As we plan to continue to operate our legacy lending business on a more limited scale, regulators and potential customers may associate our lend aid business with our legacy lending business platform, which may adversely affect our prospects.

Although we stopped facilitating loans for individual investors in April 2019, and have been transitioning from the legacy marketplace lending platform business, into a business of facilitating institutional lending capital, financial institutions may associate our facilitating lending capital  with our legacy marketplace lending business. In addition, regulators may scrutinize the business of facilitating institutional lending capital, which may subject us to investigation. If potential consumers are unable to differentiate our new business from our legacy marketplace lending platform, we may experience difficulty in attracting and securing new business prospects.

We may not be able to compete successfully against our current or future competitors in the fin-tech services industry.

Some of our current and future competitors in the fin-tech empowered institutional lending capital facilitation industry  have competitive advantages over us, such as, being more recognizable and well established companies in the industry, operating new and different business models, maintaining lower operation cost, larger customer bases, more experience in the fin-tech services industry and greater financial, marketing, technology, human resources, and other expertise and resources. We cannot assure that we will always be able to successfully compete against our current or future competitors. If we are unable to compete successfully with our current or future competitors, our business, financial condition and results of operations could be adversely affected.

If our proprietary credit assessment technology is ineffective, our transition to the business of facilitating institutional lending capital may be less attractive to potential borrowers and institutional lenders, our reputation may be harmed and our market share could decline.

Our ability to attract potential borrowers and institutional lenders to, and build trust in, our new business is significantly dependent on our ability to effectively evaluate a potential borrower’s credit profile and likelihood of default, and thus maintain low loss ratios for investors on our marketplace.  We utilize our proprietary credit assessment technology, which encompasses our predictive selection technology, credit scoring technology and automated decisioning technology, to assign each potential borrower and loan offered a score.  Our proprietary advanced credit assessment technology allows for the evaluation and analysis of a number of factors, including historical behavioral data, transactional data, social data, search and employment information which may not effectively predict future loan losses.

We refine our proprietary credit assessment technology based on new data and changing macro-economic conditions.  However, these risk management measures may not always be adequate or effective. For example, our proprietary credit assessment technology may contain errors or defects that prevent us from effectively identifying fraudulent information supplied by borrowers.  To the extent the credit assessment technology we use to assess the creditworthiness of potential customers does not adequately identify potential risks, is ineffective or the data provided by potential borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans.  These types of errors could make our platform less attractive to potential investors as well as potential borrowers, damage our reputation in the market and result in a decline in our market share.

We rely on data from third parties and prospective borrowers for the successful operation of our business transition, and this data may be inaccurate or may not accurately reflect the potential borrower’s creditworthiness, which may cause us to inaccurately price loans facilitated through our new business of facilitating institutional lending capital business and cause our reputation to be harmed.

Our ability to review and select quality potential borrowers and attract interested lenders depends on credit, identification, employment and other relevant information that we receive from prospective borrowers and third parties, including our data channel partners, PBOC credit reporting platforms, credit bureaus, association data systems, data vendors and social media and consumer transaction companies.  In addition to traditional data points used to analyze potential borrowers’ creditworthiness, we also rely on other behavioral data, including online, social media, search, browsing and transactional data.

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

The occurrence of any of these events would impact the creditworthiness of such potential borrower.

Although we do not permit borrowers to have more than one loan facilitated on our platform outstanding at a time, borrowers are not restricted from incurring additional unsecured or secured debt, nor are they required to post collateral or be subject to any financial covenants during the term of the loan.  We currently cannot determine whether borrowers have outstanding loans through other consumer finance marketplaces at the time they obtain a loan from us.  This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other consumer finance marketplaces and vice versa.  If a borrower incurs additional debt before or after the date of the borrower’s loan, the additional debt may impair the ability of that borrower to make payments on his or her loan and the investor’s ability to receive the principal and interest payments that it expects to receive on the loan.  In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency, or bankruptcy of the borrower.  To the extent that a borrower has or incurs other indebtedness and cannot pay all of his or her indebtedness, the obligations under the unsecured loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to the investor.

If institutional lenders do not receive returns that are satisfactory to them, they may be deterred from lending to our borrowers and our reputation may be harmed.

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

One of our strategies is to continue to enter into new relationships with Internet companies, other marketplace lending companies, e-commerce platforms, online travel agencies, telecommunication service providers, trust companies, insurance companies, payment service providers and other institutions.  We intend to explore additional forms of relationships with our existing partners and pursue additional relationships with other potential strategic partners, such as social media companies, consumer transaction companies, banks, asset managers and insurance companies.  Identifying, negotiating and maintaining relationships with our partners requires significant time and resources as does integrating third-party data and services.  Our current agreements with our partners also do not prohibit them from working with our competitors or from offering competing services.  Our competitors may be effective in providing incentives to our partners to favor their products or services over ours, which could have the effect of reducing the volume of loans facilitated through our marketplace if our partners were to direct potential borrowers to other platforms or otherwise endorse our competitors’ products over ours.  Also, our partners may choose to offer competing offers to our borrowers and become a competitor themselves.  In addition, these partners may not perform as expected under our agreements with them, the benefits to us may not be as favorable as we expect and we may have disagreements or disputes with such partners, any of which could adversely affect our brand and reputation as well as our business operations.  If we cannot successfully enter into and maintain effective relationships with partners, our business and results of operations may be adversely affected.

If we do not compete effectively in our target markets, our operating results could be harmed.

The PRC’s lending market is highly competitive and rapidly evolving.  We compete with financial products and companies that attract potential borrowers, investors or both.  With respect to borrowers, we primarily compete with other online platforms that facilitate consumer credits.

Some of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels.  Their business models may also ultimately prove more successful or more adaptable to new regulatory, technological and other developments.  Our current or potential competitors may also have longer operating histories, more extensive customer bases, more data and distribution channels, greater brand recognition and brand loyalty and broader customer and partnership relationships than we have.  For example, established Internet companies, including social media companies that possess large, existing customer bases, substantial financial resources and established distribution channels have entered and may continue to enter the market.  Other competitors in related markets, such as financial services, may expand their operations and enter the online lending business as well. Our competitors may be better at developing new products, responding quickly to new technologies and undertaking more extensive marketing campaigns.  If we are unable to compete with such companies or meet the need for innovation in our industry, the demand for our online could stagnate or substantially decline, we could experience reduced revenue or our online could fail to achieve or maintain more widespread market acceptance, any of which could harm our business.

When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms common place in that market, which could adversely affect our market share or ability to exploit new market opportunities.  In addition, since the consumer credit industry is a relatively recent development in China, potential investors and borrowers may not fully understand how our platform works and may not be able to fully appreciate the additional customer protections and features that we have invested in and adopted on our platform as compared to other online lending platforms.  Further, to the extent that our competitors are able to offer more attractive terms to our cooperation partners, such cooperation partners may choose to terminate their relationships with us.  All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

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

In particular, PRC laws and regulations concerning the marketplace lending industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBIRC, and avoid conducting any non-compliant activities under the applicable laws and regulations, such as illegal fund-raising, forming capital pool or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the marketplace lending industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to the marketplace lending industry. Moreover, developments in the marketplace lending industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict companies like us, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

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

The Foreign Investment Law of the People's Republic of China is issued on March 15, 2019, and shall come into force on January 1, 2020. According to Foreign Investment Law of the People's Republic of China, the organization form, institutional framework and standard of conduct of a foreign-funded enterprise shall be subject to the provisions of the Company Law of the People's Republic of China, the Partnership Enterprise Law of the People's Republic of China, and other laws. With the coming into force of the new law, the Law of the People's Republic of China on Sino-Foreign Equity Joint Ventures, the Law of the People's Republic of China on Wholly Foreign-owned Enterprises and the Law of the People's Republic of China on Sino-Foreign Cooperative Joint Ventures shall be repealed simultaneously. Foreign-funded enterprises, which were established in accordance with the Law of the People's Republic of China on Sino-Foreign Equity Joint Ventures, the Law of the People's Republic of China on Wholly Foreign-owned Enterprises and the Law of the People's Republic of China on Sino-Foreign Cooperative Joint Ventures before the implementation of the Law, may retain their original organization forms and other aspects for five years upon the implementation hereof. Specific implementation measures shall be formulated by the State Council. On November 1, 2019, the Ministry of Justice, the Ministry of Commerce and the State Development and Reform Commission drafted the regulations for the implementation of the Foreign Investment Law of the People's Republic of China (Draft for comments). Although the Foreign Investment Law did not address the VIE issues as its Draft seeking public comments did, the Foreign Investment Law and its Implementation Regulations (after effectiveness) may materially impact our corporate governance practices and increase our compliance costs, for example, through the imposition of stringent ad hoc and periodic information reporting requirements.

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

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

China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.  Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatment to particular industries or companies.

Although the Chinese economy has grown significantly in the past decade, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries and between China and the U.S. The recent trade disputes between the U.S. and China and the imposition of higher tariffs by the U.S. government for the importation of goods manufactured in China have brought upon a level of uncertainty for many Chinese companies concerning the strength of China’s economy.  The proposed tariffs may result in the depreciation of the Renminbi and the contraction of certain PRC industries.  As such, there may be a potential decrease in the spending powers of our target demographics.  In addition, economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax.

Under the PRC Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such dividends or gains are deemed to be from PRC sources. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

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

On October 17, 2017, the State Administration of Taxation promulgated the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. Bulletin 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises. There is uncertainty as to the application of Circular 7 and Bulletin 37. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved. Our company may be subject to filing obligations or taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions under Circular 7 or Bulletin 37. We may be required to expend valuable resources to comply with Circular 7 or Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with Circular 7 and Bulletin 37, or to establish that our company should not be taxed under Circular 7 and Bulletin 37, which may have a material adverse effect on our financial condition and results of operations.

We have conducted and may conduct acquisitions or restructurings which may be governed by the aforesaid tax regulations, as well as any possible future acquisition of us.  We cannot assure you that the PRC tax authorities will not, at their discretion, impose tax return filing obligations on us or our subsidiaries, require us or our subsidiaries to co-operate an investigation by PRC tax authorities with respect to these transactions or adjust any capital gains.  Any PRC tax imposed on a transfer of our shares, or equity interests in our PRC subsidiary or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on our results of operations.

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

In response to the persistent capital outflow in China and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments.  For instance, on January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Review of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits.  The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put in place by SAFE for cross-border transactions falling under both the current account and the capital account.  Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. If we are subject to late fees or fines in relation to the underpaid employee benefits and underwithheld individual income tax, our financial condition and results of operations may be adversely affected.

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

On November 30, 2015, the Executive Board of the International Monetary Fund, or the IMF, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.  In addition, there remains significant international pressure on the PRC government to substantially liberalize its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

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

Under PRC laws, all lease agreements are required to be registered with the local housing authorities.  We presently lease around 111 premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities.  Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines or may require us to relocate our offices and incur the associated losses.  In addition, for part of our leased premises, the lessors have not provided us with their ownership certificate.  If there is a third-party claim with respect to ownership of the premises, our business may be affected.

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

Our independent registered public accounting firm that issues the audit report included in this annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

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

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

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

In February 2015, the Chinese affiliates of the “big four” accounting firms  each agreed to censure and pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies.  The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC.  If future document productions fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional measures (e.g., imposing penalties such as suspensions, restarting the administrative proceedings, etc.).

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

Additionally, the economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our borrowers and investors by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

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

The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control.  For example, since our ADSs became listed on the NYSE on April 28, 2017, the trading price of our ADSs has ranged from US$11.43 to US$0.22 per ADS, and the last reported trading price on October 31, 2019 was US$0.28 per ADS.  This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States.  A number of Chinese companies have listed their securities on U.S. stock markets, and some of these companies have experienced significant volatility.  The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline.  As of October 31, 2019, we had 65,719,774 Class A ordinary shares outstanding.  Among these shares, 40,545,850 Class A ordinary shares are in the form of ADSs.  All our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.  The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Based on the projected composition of our assets and income, we do not anticipate becoming a PFIC for our taxable year ending December 31, 2019.  While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income.  Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year).  Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2019 or any future taxable year. The determination of whether we will become a PFIC will depend, in part, on how, and how quickly, we use our liquid assets and the cash that was raised in our IPO.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, the Class B  Holders own approximately 8.36% of our total issued and outstanding ordinary shares and 47.71% of the voting power of our outstanding shares as of October 31, 2019.  The Class B Holders have and will continue to have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company.  This concentrated voting interest will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company.  To the extent that they align together, their interests may differ from those of our other shareholders, and they could prevent or cause a change of control or other transactions.

Certain of our directors, officers and principal shareholders hold significant amounts of our share capital and voting interests.  If and to the extent that their interests are aligned and they vote together, these parties could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions, and would also have the power to prevent or cause a change in control.  In addition, without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders.  The interests of our directors, officers and principal shareholders could differ from the interests of our other shareholders.  The concentration in ownership and voting power of our ordinary shares in our directors, officers and principal shareholders may cause a material decline in the value of our ADSs.  For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands.  Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.  The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States.  In particular, the Cayman Islands has a less developed body of securities laws than the United States.  Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.  In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year.  In addition, we have published prior to 2019, and intend to continue to publish in the future, our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE.  Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.  However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.  As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. In addition, if and to the extent we fail to qualify as a foreign private issuer in any future period, we would have increased disclosure and other requirements, which would increase our compliance and other costs.

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

We incur significant costs as a result of being a public company.

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

We were formed in Delaware on July 12, 2004 as China Risk Finance LLC.  Prior to that, we operated through our subsidiaries, Capital Financial Co., Ltd. and Shanghai Shouhang Business Management Co., Ltd., or Shanghai Shouhang, which were established in 1997 and 2002, respectively.  Substantially all of our business activities are undertaken by our wholly owned subsidiaries organized in China.  We began our credit analytics service provider business in 2001.  We developed our proprietary, advanced technology over the past 18 years, during which our founders and management team advised many of China’s largest banks in analyzing consumer credit to issue over one hundred million credit cards to consumers.  During this time, we believe that we were China’s leading credit analytics service provider, and provided a wide range of services to China’s credit market participants, including credit analytics, underwriting strategies, modeling, credit scoring, development of marketing channels, decisioning, processing and risk management services.  We provided these services to issuers of approximately 100 million credit cards, which represented approximately half of the active credit cards issued in China at that time.  As a result, our management team acquired intimate knowledge of China’s credit market, which they used in the development of our predictive selection, credit scoring and automated decisioning technologies to address China’s unique demographics.  We believe that due to our unparalleled experience as a credit analytics service provider in China, our marketplace is among the most sophisticated and advanced in China.

In 2010, we capitalized on our 10 years of experience as a consumer credit service provider to form our marketplace lending platform to facilitate lifestyle loans.

Thereafter, we achieved the following milestones:

•	In 2012, we increased the scale of our operations through the implementation of a centralized sales management team and automated decisioning technology.
•	In 2013, Dr. Zhengyu (Zane) Wang drafted the first self-regulatory documents for the marketplace lending industry in China for the China Association of Microfinance.
•	In 2014, we were invited by the PBOC to be a founding member of the Chinese Internet Finance Association.
•	In November 2014, we launched our consumption loans using our predictive selection technology.
•	In December 2014, we established a technology development center in Mountain View, California, which has allowed us to stay at the forefront of emerging trends in big data and analytics.
•	In January 2015, we implemented variable pricing based on four years of statistically significant loan data for lifestyle loans.
•	In February 2015, our consumption loans achieved large-scale utilization.
•	In August 2015, we implemented variable pricing based on the data aggregated from three million consumption loans facilitated on our platform.
•	In October 2016, we reached a cumulative number of over one million borrowers.
•	In May 2017, we completed our IPO and listing of our ADSs on the NYSE.
•	In July 2017, we reached a cumulative number of 20 million loans facilitated.
•	In April 2018, we achieved ISO/IEC27001:2013 Certification ("ISO 27001"), the international standard that describes best practices for an information security management system (ISMS).
•	In January 2019, we were named as one of the "2019 China New Finance Top 50" by Hurun Report (which was best known for its "China Rich List")
•

In February, 2019, our microcredit company subsidiary Haidong received top industry recognition as "a 2018 Outstanding Microcredit Company", awarded by the China Microcredit Companies Association (CMCA), a national industry association authorized by the China Banking Regulatory Commission (CBRC).

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

On August 15, 2018, we formed Shanghai CRF Network Technology Co., Ltd., which is a wholly owned subsidiary of Shanghai CRF Business Management Co., Ltd., which was form to file an application for registration of our legacy marketplace lending platform, and did not engage in business activities.

On December 17, 2018, we dissolved and wound up Shanghai CRF E-commerce Co., Ltd.

In the third quarter 2018, due to regulatory changes that made it cost-prohibitive, and in some ways very risky from the regulatory compliance perspective, to own and operate our legacy marketplace lending platform, we decided to cease the customer acquisition and loan facilitation at our legacy marketplace lending platform and wind up its operations.  In our transition out of the legacy marketplace lending platform, we are leveraging our proprietary technology and 18 years of experiences, establishing partnerships and facilitate financial institutions lending capital in serving the unmet consumer financial need in the emerging market.   Our business now focuses on using decision technology, work with data partners and channel partners, to help borrowers to better access consumer credit provided by financial institutions, and help them keep serving the loans including collection services.  We also provide value added services for our target borrower prospects.  For further information on our transition, see “ITEM 4. INFORMATION ON THE COMPANY.   B. Business Overview.  Business Transition”.

As part of our transition to our business of facilitating institutional lending capital, beginning in June 2019 we have been engaging in strategic cooperation and acquisition projects with several partner companies.  These partnerships help us to access certain customer segments, and we are facilitating financial institutions lending capital in serving the financial need in these customer segments.   As part of these strategic cooperation and acquisition projects, we aim to leverage our proprietary technology and 18 years of experience in consumer credit market, to help financial lending institutions to serve the need of consumer credit market in China.

Our principal executive offices are located at 2nd Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, PRC.  Our telephone number at this address is +86-21-6032-5999.

B.	Business Overview

Legacy Marketplace Lending Platform and Our Transition

Until the third quarter of 2018, our business focus was to own and operate our legacy marketplace lending platform.  In April 2019, due to regulatory changes that made it cost-prohibitive, and in some ways very risky in regulatory compliance, to own and operate our legacy marketplace lending platform, we decided to cease the expansion of our legacy marketplace lending platform and wind up its operations.  Specifically, the PRC government’s “triple reduction” policy, which required marketplace lenders to reduce their overall lending portfolio size, reduce the total number of borrowers on their platforms and reduce the total number of investors on their platforms, made it so all marketplace lending platforms were required to either drastically reduce the size of their operations or transition out of the marketplace lending business entirely.  For more information on the “triple reduction” policy see “Item 3. Key Information—D. Key Information—Risk Factors—Risks Related to Our Legacy Marketplace Lending Business and Industry”.   We decided to leverage our robust experience as a provider of decision technology, marketing services, and portfolio management, and our experience in operating our legacy marketplace lending platform to commence our new business of facilitating institutional lending capital. For a description of the Lend Aided business, see “Item 4. Information on the Company—B. Business Overview—Business Transition.”

Termination of the Safeguard Program in February 2018

Until February 2018, we provided investors of lifestyle loans facilitated by our marketplace with the option to benefit from mitigation of risk through the Safeguard Program, which was managed by our wholly owned subsidiary, Shanghai Shouhang.  Depending on the credit risk and size of the particular loan, a portion of the amount paid by the borrower was automatically transferred to the program if the investor opted into the Safeguard Program. Beginning in 2017, local financial regulators started conducting onsite inspections of online lending intermediaries and issued notices to rectify certain practices.  Following these onsite inspections, a local financial regulator issued the Notice, which required us to modify certain aspects of our operations, including our Safeguard Program.  The Notice stated that our Safeguard Program did not comply with the restriction on the provision of “credit enhancement service” under the Interim Measures.  In response to the Notice, effective February 2018, we ceased providing and operating our Safeguard Program. For a further description of the Safeguard Program, see “—Safeguard Program. “

Ceased Acquiring Borrowers in the First Quarter of 2019

In response to new regulations, including the “triple” reduction policy, we ceased acquiring borrowers for our legacy marketplace lending platform in the first quarter of 2019.  As a result, our loan balance will continue to decline until we have no loans on our legacy marketplace lending platform.  In addition, we expect that the delinquency rate on our legacy marketplace lending platform will increase as the quality borrowers pay off their loans, and thus exit our legacy marketplace lending platform, leaving only delinquent borrowers.

Ceased Issuing New Loans in April 2019

In April 2019, we informed the investors on our legacy marketplace lending platform that we would no longer issue new loans on our legacy marketplace lending platform.  Since that time, we have continued to service the loans still existing on our legacy marketplace lending platform, but have not issued any new loans. Our active operations with respect to our legacy marketplace lending platform now are mainly borrower collection and lender payment operations.  We also established an exchange platform for investors to sell their loans to other investors, although we provide no guarantee that investors will be able to successfully sell their loans or the price at which they will be able to sell them to other investors.

Continue to Service Existing Borrowers and Investors

While we are transitioning away from our legacy marketplace lending platform to our facilitating institutional lending capital model, we will continue to service the remaining loans on our legacy marketplace lending platform, including the borrowers and lenders thereto, until such loans are fully repaid. We distribute payments from borrowers on a monthly basis.

We also established an exchange platform for investors to sell their loans to other investors, although we provide no guarantee that investors will be able to successfully sell their loans or the price at which they will be able to sell them to other investors.

Establishment of Fund for Investors

As we began to exit the marketplace lending industry, regulatory changes and uncertainty in the marketplace lending industry generally led to above-average levels of defaults.  While we are continuing our collection efforts of delinquent loans facilitated on our legacy marketplace lending platform, we decided to assist the investors that did not receive their expected level or return on our marketplace lending platform by establishing a fund that would allow such investors to share the value generated from our facilitating institutional lending capital cooperation relationships.  The establishment of this fund was encouraged by local PRC regulatory authorities.

The value allocated to such investors from our legacy marketplace lending platform was reserved through a special purpose vehicle (“SPV”), Tianjin Baidayi Management Consulting Limited and a limited partnership (“LP”) structure, which was granted a warrant to purchase up to 66,402,480 of our Class A ordinary shares.  The terms of such warrant are substantially similar to the warrant granted to our cooperation partners in our business of facilitating institutional lending capital, and is exercisable upon the occurrence of certain EBITA milestones by the project company; provided, however, that the value of the warrant granted to the SPV or LP shall be reduced by the amount of any repayments and recoveries received on behalf of such investors through our collection efforts or otherwise.  The full amount of the warrant may only be exercised in the event the project company generates EBITA of $294.1 million within five years and there are no additional loan repayments or recoveries to offset this amount.  This amount may be settled in the form of cash, securities or other form of value.

Micro-credit lending

Our subsidiary, Haidong, has been a registered micro credit company and principally engaging in micro-credit lending since 2013.  These micro-loans are made outside of our marketplace.  These micro-credit loans accounted for less than 1% of our total loans facilitated as of December 31, 2018.  When we began the testing phase of our new consumption loans using our predictive selection technology in the fourth quarter of 2014, Haidong initially served as the principal investor for such loans.  However, beginning July 1, 2015, Haidong no longer provided lending capital for these consumption loans.  Haidong is still providing micro credit lending services to consumers as well as small business owners.

Business Transition

In the third quarter of 2018, we decided to wind down our legacy marketplace lending platform, stop matching borrowers with individual investors, and start our transition to facilate financial institutional lending capital.

In our transition away from the legacy marketplace lending platform business, we have ceased matching borrowers and retail investors.   We continue to use our decisioning technology, including our predictive selection technology and automated decision technology, to act as a third party service provider for financial institutions, for which we evaluate potential borrowers’ creditworthiness, provide analytical screening and marketing services, and also provide portfolio management services, including loan collection services.   We maintain and leverage our borrowers base cumulated during our legacy marketplace lending platform business to help them to get needed credit access through our instructional financials lending clients, based their demonstrated credit behavior.

We developed our proprietary technology over 18 years through our work with some of China’s largest banks, including Bank of China and China Construction Bank, to help them develop credit scoring models and risk management systems to issue over 100 million credit cards.  Our technology enabled individuals with quality employment records but no credit history that regularly use mobile devices, which we refer to as EMMAs (Emerging Middle-class, Mobile Active consumers) to access affordable and flexible digital credit through mobile devices.  Our predictive selection technology analyzed hundreds of variables based on each EMMA’s online footprint, and we used this to selectively target high quality EMMAs and help them to access credit offers from financial institutions.  We acquired quality borrowers through multiple channels, including social networks, online travel agencies, e-commerce platforms and payment service providers.  Applying our predictive selection technology, we efficiently selected prime and near-prime EMMAs and “white-list” them for our platform.   We now use this same technology in our business of facilitating institutional lending capital to provide decision technology, marketing and portfolio management services to financial institutions.

After loans are originated by our financial service clients, we accumulate borrower behavior data.  After repayment of initial loans, our automated decisioning technology determines borrower characteristics, which are mapped in a multi-dimensional matrixes, which allow our financial institution clients to manage their borrowers more effectively. Specifically, we provide repayment reminders, collection services and monitor borrowers for potential larger loans with longer durations.

We are exploring strategic alternatives such as investments, recapitalizations, mergers and acquisitions.   By working with our strategic partners, we have been forming project companies for specific customer segments since June 2019.    Our business of facilitating institutional lending capital will generate revenue and earnings from servicing fees and profit participations.  The servicing fees come from providing technology and decisioning services to institutional lending capital providers.  The profit participations will come from partnerships developed to provide decisioning and other services for specific customer segments that we are currently exploring, including SME loans, online consumption loans and auto loans as examples.

Decision Technology

We provide decision technology services to screen, score, and evaluate borrower prospects for financial institutions.  These services include using our predictive selection technology and automated credit decisioning technology to help financial institutions screen potential borrowers, rank them based on our proprietary credit scoring algorithms and decision engines, and then prepare a list of borrowers who meet the criteria and thresholds of our financial institution clients facilitating loans.  Our financial institution clients rely on our decision technology to obtain the creditworthiness information.  Much of this decision technology is the same as we used in our legacy marketplace lending platform, but has been adapted to meet the needs of the financial institutions for which we are acting as a fin-tech service provider.

Work with Data or Channel Partners

By collaborating with various customer channel partners and data partners, we are able to access customer segments that have been under-served by traditional financial institutions, either because lack of valid customer data, or because that are cost-prohibitive to financial service providers,   By collaborating with our partners, we leverage their data sources, customer bases, and channel distribution, such that we can help  prospective borrowers to better access credit provided by financial institutions, and help financial institutions screen and identify qualified borrower prospects.  We work with a number of customer channels and our data partners, to screen and identify the target prospects who meet our clients’ issuing criteria. This process is similar to the one we used in our legacy marketplace lending platform business, but using our clients’ criteria rather than our own.   In the operation of our legacy marketplace lending platform business, we accumulated a large database of quality EMMAs who demonstrated good credit behavior that are potential targets for our financial institution clients.

Beginning in June 2019, we began entering into strategic cooperation projects with partner companies operating in the institutional lending capital to form project companies that will provide fin-tech services to financial institutions so as to better enable their facilitation of make loans.   We established wholly owned subsidiaries in China, Beijing Jikekaishi Technology Co. Ltd. to serve as project companies to help borrowers in various customer segments to access credit provided by financial institutions.  To incentivize our strategic partners to use their resources, including lending capital arrangements with financial institutions, channels and data access to target borrowers and technology in the borrower segments in which they focus, we agreed to issue to our partners a certain number of Class A Ordinary Shares upon the achievement of certain EBITA milestones by the project company.

We signed a cooperation agreement with Hongkong Outjoy Education Technology Co., Ltd on June 17, 2019, along with a share purchase agreement, and a warrant to purchase our Class A ordinary shares.

The cooperation will be operated separately from our legacy marketplace lending business.  No retail funding will be used for this new business.  This new business will leverage our existing borrower base and technology and facilitate financial institutional lending capital, from short-term to long-term installment loans.

The Company issued a warrant to Hongkong Outjoy Education Technology Co., Ltd to purchase up to an aggregate of 66,402,480 Class A ordinary shares of the Company, subject to the achievement of certain EBITA milestone targets, which range from $3.7 million to $294.1 million, on a trailing four-quarter basis.  The purchase price per Class A ordinary share is $0.0001 and the warrant has a term of sixty-six (66) months.

Hongkong Outjoy Education Technology Co. agreed to invest an aggregate of RMB 100 million (in the form of U.S. dollars) into our company in exchange for unregistered Class A ordinary shares of our company, subject to a one-year lock-up period.  The investment, when it takes place, will be used to fund the operations of facilitating financial institutional lending capital.

Serving the Loans Issued by institutional lending capital providers

After loans are issued by a financial institution, we serve the loans, including by providing portfolio management, payment and collection services.  Our portfolio management services monitor performance indicators.   Our payment services help borrowers to work with various payment services providers to make payments based on the predefined schedules.   Our collection services include payment reminders, credit reporting data functions, and customer services centers with collection divisions.  The portfolio management services we offer are similar to those that we provided for our legacy marketplace lending platform.  As part of our portfolio management services, we establish interfaces for our institutional lender clients that enable them to track loan performance systematically and in real time in order to enable them to effectively manage their portfolios.

Value Added Services

To capitalize on the value of our borrower base, in terms of the underlying data and trends we aggregated, through the operation of our legacy marketplace lending platform, we provide various value added services to our EMMA borrowers, such as membership services and online ecommerce services, which are not part of lending contracts between financial institutions and borrowers.  By providing value added services, we are able to access broader business opportunities, in e-commerce, online reading, entertaining and other areas.

Legacy marketplace lending platform business

Our legacy marketplace lending platform was one of China’s largest consumer finance marketplaces in terms of total number of loans, having facilitated approximately 39.2 million loans to approximately 4.5 million borrowers through December 31, 2018.  Our technology-driven marketplace facilitated loans between borrowers and sophisticated investors, providing borrowers accessible, affordable credit and offering investors attractive risk-adjusted returns.

Our technology enabled individuals with quality employment records but no credit history that regularly use mobile devices, which we refer to as EMMAs (Emerging Middle-class, Mobile Active consumers) to access affordable and flexible digital credit through mobile devices.  We operated a service model matching consumer borrowers with a diversified set of sophisticated investors.  We generated recurring fee revenue from borrowers and investors, including transaction and service fees for loans facilitated on our marketplace.  We did not bear credit risk for loans facilitated on our legacy marketplace.  To encourage investors to remain on the legacy platform, we gave them borrower acquisition incentives based on the number of new borrowers to which they provided lending capital.

We acquired quality borrowers through multiple channels, including social networks, online travel agencies, e-commerce platforms and payment service providers.  Applying our predictive selection technology, we efficiently selected prime and near-prime EMMAs and “white-list” them for our platform.   The investors on our marketplace consisted primarily of affluent, high net worth and family office investors seeking attractive returns at well-defined risk levels.

We developed our proprietary technology for our legacy marketplace lending platform over 18 years through our work with some of China’s largest banks, including Bank of China and China Construction Bank, to help them develop credit scoring models and risk management systems to issue over 100 million credit cards.  This proprietary technology enabled us to cost-effectively identify quality EMMAs to be potential borrowers on our platform and offer them affordable credit.  Our predictive selection technology analyzed hundreds of variables based on each EMMA’s online footprint, and we used this to selectively target high quality EMMAs and offer them initial loans on our platform.  After repayment of these initial loans, our automated decisioning technology determined on a loan-by-loan basis which borrowers qualified for larger loans, the loan amount, fees, interest rate and term, before the loans were recommended to investors on our marketplace.  We used cumulative borrowing behavior data from approximately 39.2 million loans facilitated on our marketplace through December 31, 2018 to continuously improve our algorithms and technology.

We offered flexible products to serve the lifetime credit needs of EMMAs.  The consumption loans were the loans between two weeks to three months, between RMB500 (approximately US$70) to RMB6,000 (approximately US$845).  Consumption loans were initially approved using our predictive selection technology and subsequently based on historical repayment behavior on our platform using our automated decisioning technology.  Our lifestyle loans are loans with terms of between one to three years, the principal amounts from between RMB6,000 (approximately US$845) to RMB200,000 (approximately US$28,169).   Borrowers of lifestyle loans with principal amounts greater than RMB6,000 (approximately US$845) were required to submit their data for verification as part of our anti-fraud and risk management processes prior to loan approval.

Our platform’s technology advantage and data access enabled us to become one of the most affordable and scalable consumer finance marketplaces in China.  Our end-to-end automation allowed us to match EMMAs with investors and execute transactions in an efficient and cost-effective manner.  Our ability to access and analyze alternative sources of data on potential borrowers allowed us to continuously develop, refine and validate the scoring capabilities of our predictive selection technology.  Collectively, this resulted in lower borrowing costs for our borrowers.

The total cost of acquiring a new consumption loan borrower (including customer acquisition incentives) was US$17 for the year ended December 31, 2016, was US$17 in the year ended December 31, 2017 and was US$14 in the year ended December 31, 2018. In 2016, we acquired approximately 718,000 new borrowers, in 2017, we acquired approximately 2.9 million new borrowers and in 2018, we acquired approximately 209,621 new borrowers as we began to scale back the operations of our legacy marketplace lending platform.  As of December 31, 2018, we had approximately 4.5 million cumulative borrowers on our platform.

As part of our disruptive innovation business model, we paid customer acquisition incentives to investors for each first-time consumption loan borrower on our marketplace, which were included in our customer acquisition costs.  These incentive payments were significantly higher than the fees we generated from the first few loans by these borrowers.  As borrowers paid off their initial loans and repeat borrowed on our platform, we utilized our proprietary decisioning technology to proactively offer them larger, longer-term consumption loans based on positive credit histories, allowing us to generate more gross billings to offset the customer acquisition incentives.  Other than the customer acquisition costs that we paid in respect of first-time consumption loan borrowers, the costs to operate our consumption loan marketplace on a day-to-day basis were mainly general overhead costs.

Since 2010, we acquired lifestyle loan borrowers through the direct sales model, which was labor intensive, costly and less efficient.  In the beginning of 2014, we started to test acquiring borrowers through online channels using an open application model.  The customer acquisition cost under our open application model was approximately US$80 to US$100 per borrower, as the cost per click in obtaining online borrowers combined with the low response rate resulted in relatively high acquisition costs.  In addition, the fraud rate was high in the open application model.  We discontinued using open application model in the end of 2015.  After November 2014, we acquired consumption loan borrowers by cooperating with data partners to access the digital footprints of the EMMA population and applying our technology-driven big data algorithm.  Our average borrower acquisition cost for loans facilitated using our predictive selection technology model, including customer acquisition incentives that we paid to our investors, was approximately US$17 for 2016, US$17 for 2017 and US$14 for 2018.  Due to the relatively low acquisition cost, we were able to acquire quality and repeat borrowers on a large-scale basis.  The key to our consumption loan borrower acquisition model was our predictive selection technology, which enabled us to analyze non-traditional, unstructured data we received from our data channel partners and accumulated borrowing behavior of past borrowers on our marketplace to identify and offer pre-approved loans to prime and near-prime EMMAs.

Our Services

Our legacy marketplace lending platform provided prime and near-prime EMMAs with flexible loan products to serve their lifetime credit needs.  The loans that were facilitated on our marketplace are categorized as either consumption loans or lifestyle loans.  Our consumption loans are loans with terms of between two weeks and three months, which have principal amounts generally in the range of RMB500 (approximately US$70) to RMB6,000 (approximately US$845).  Our lifestyle loans are loans with terms of between one to three years, which have principal amounts generally in the range of RMB6,000 (approximately US$845) to RMB200,000 (approximately US$28,169).

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

We generate recurring fee revenue from borrowers and investors, including transaction and service fees for loans facilitated on our marketplace.  All borrowers of loans that were facilitated by our marketplace pay us fees on transactional basis and investors pay us service fees over the term of the loans.  We do not bear credit risk for loans that were facilitated on our marketplace.  For a further description of our transaction fees, see “Item 5. Operating and Financial Review and Prospects.”

Based on a survey of our borrowers, the principal uses of our consumption loans included shopping, entertainment, daily supplies and phone or Internet bills, and the principal uses of our lifestyle loans included large purchases, business expansion and home improvement.

Loan Products

Consumption loans

Our consumption loans are loans with terms of between two weeks and three months, which have principal amounts generally in the range of RMB500 (approximately US$70) to RMB6,000 (approximately US$845).  We used predictive selection technology to analyze non-traditional and unstructured data to proactively identify quality EMMAs to whom we offered consumption loans.  Our predictive selection technology identified qualified EMMAs for our consumption loans and our automated decisioning and credit scoring technologies determined whether a loan should be offered and the terms of the loan.  Unlike the underwriting tool or process of a bank or traditional credit company, predictive selection technology did not gather the credit data of a loan applicant to determine whether a loan should be granted.  As most of our target borrowers did not have credit history but are active on the Internet, we used predictive selection technology to screen out a targeted pool of individuals that are considered more likely to be potentially prime or near-prime borrowers based on non-credit data elements such as online activities, social groups and networks.  Predictive selection technology is an algorithm technology that analyzes an individual’s non-financial and behavioral data and acts as a sorting mechanism rather than an underwriting tool.  After consumption loan borrowers took out their initial loan, repaid and re-borrowed, they established a credit and repayment record for themselves, which we tracked and monitored.  We made use of these historical repayment records to further improve our credit decisioning technology as well as refine our assessment of credit limits and scoring categories of these borrowers.  Borrowers who did not repay on a timely basis have such delinquency reflected in our database.  Our decisioning technology analyzed historical repayment behavior of consumption loan borrowers to determine creditworthiness for subsequent loans on our platform.

Lifestyle loans

Our lifestyle loans are loans with terms of between one to three years, which have principal amounts generally in the range of RMB6,000 (approximately US$845) to RMB200,000 (approximately US$28,169).  Borrowers of lifestyle loans, prior to loans being approved, were required to submit their data for verification prior to the loan being issued.

Lifestyle loans required the potential borrower to provide basic personal information as well as the purpose of the loan.  Borrowers authorized us to inspect and verify third-party data related to the borrower’s credit, including, but not limited to, the potential borrower’s credit records, bank transaction records, pay slips, domicile registration records and phone and utility records.  We also had the capability to conduct on-site customer credit evaluation measures for our lifestyle loans.  For each loan application, we collected and verified hundreds of data inputs for analysis by our proprietary credit assessment technology.

We developed consumption plus loans and lifestyle lite loans to bridge the gap between consumption loans and lifestyle loans. However, these loans were never offered on a large scale and mainly remained in the testing stage.

Borrowers

Our legacy marketplace lending platform served prime and near-prime EMMAs in seeking a flexible and affordable credit.  Borrowers on our marketplace generally chose our platform because of the convenience and attractive interest rates.  Our marketplace was accessible in all geographical areas of China by means of our online and mobile-based channels.  Borrowers make repayments through third-party payment companies, mobile devices or in-person (in the case of lifestyle loans).  The majority of borrowers on our marketplace typically were 23 to 31 years old with a college degree and live in large cities in China.

After a potential borrower applies for a lifestyle loan, we conducted in-person field visits and detailed credit diligence to ensure the reliability of the information included in the application.    An applicant was automatically rejected if invalid or fraudulent information was found in his or her application.

Investors

Our marketplace enabled investors domiciled in China to invest in loans with varying principal amounts, fees and interest rates and terms.  Investors were attracted to our marketplace because of the range of loan durations available on our platform, including short-term loans, our marketplace’s risk-adjusted investment returns, our track record, the intrinsic diversification on our platform and our corporate governance standards.  As of December 31, 2018, we had approximately 15 thousand active investors on our marketplace.

The investors on our marketplace consist primarily of affluent, high net worth, family office and institutional investors seeking attractive returns at well-defined risk levels.

For consumption loans, all borrowers were initially evaluated and selected using our predictive selection technology, which analyzed non-traditional and unstructured data of the potential first-time borrower.  Our credit scoring and automated decisioning technology analyzed such borrower’s borrowing history once they have borrowed on our platform.  Borrowers were automatically matched with the consumption loan investors according to the funds available in their accounts.  All investors in consumption loans had a committed minimum investment period, during which investors were not permitted to withdraw their investment.  When the commitment period was completed, the investors were permitted to withdraw their investment, but only to the extent that the outstanding loans were repaid by the borrowers.  In the process of winding up of the legacy marketplace lending platform, the investors must either wait until their borrowers successfully repay their loans or they sell their loans to other investors before they can exit the platform.

For lifestyle loans, investors were permitted specify their expected total capital available for lending, desired rate of return and expected lending period.  The service fee charged to investors did not differ whether the investor makes investments based on our recommendation or authorized us to accept loans on their behalf.  The service fee agreed and charged to different investors varied based on investment periods.  We did not, and continue to do not, act as a financial advisor or portfolio manager for the investors.  We scored and assessed the risk of each borrower and loan and recommended them to the marketplace.  We then matched the borrowers to the investors according to the timing of the proposed loans and funds available in the investors’ cash accounts.  Other than matching the loans, we did not make investment decisions for investors in terms of risk profile, scoring category of borrowers and type or term of loans.

For lifestyle loans, there could be more than one investor for each loan facilitated.  There were no minimum investment periods for investors in lifestyle loans.  For lifestyle loans, investors did not have the legal right to withdraw cash that had been loaned before the loans mature.  If lifestyle loan investors desired liquidity, they could submit an application to request us to help them find other investors to purchase their loans.  However, we did not have any obligation to assist investors in transferring their debts to another party before maturity.

Once an investor agreed to invest in loans, the payment, settlement and clearing of the proceeds of the loan was, and to the extent it still has loans on the legacy marketplace lending platform, is, delivered by a depository bank.  We required all investors to transfer funds to their designated depository bank account only through such investors’ PBOC-approved bank account.  Investors were not permitted to deposit cash directly into their designated depository bank account.  Each investor had, and to the extent still on the marketplace lending platform, has, a separate account where the investors’ capital, repayments and interest are separately and securely maintained.  Wiring instructions, repayment and interest settlement on investors’ accounts were highly automated.

Starting in February 2018, investors were permitted to form cooperative relationships with other investors that have similar maturity dates, which we refer to as lending tranches. Investors that are part of a lending tranche opt to collectively bear the credit risks and share the benefits of their loans, each in proportion to their aggregate loan principal contributed to the lending tranche.

In April 2019, we ceased issuing loans on our legacy marketplace lending platform, stopped giving any incentives to the investors, and have the borrowers to gradually pay off their loans, and help investors to get the payments from borrowers and collect from the delinquent borrowers.

Since April 2019, all borrower repayments with respect to a lending tranche have been distributed to the investors in such tranche on a monthly basis in proportion to their respective investments in such tranche.

Proprietary, Advanced Technology Platform

We are a technology-driven company and our proprietary, advanced technology and know-how allow us to operate our marketplace in a way that differentiates us from all of our competitors.  Our proprietary technology has been developed and verified by the 18 years of experience serving the emerging consumer credit market in China and our eight years of owning and operating our legacy marketplace lending platform.

Our proprietary credit assessment technology assesses a potential borrower’s willingness to pay, ability to pay and stability of income.  Our proprietary credit assessment technology has three principal components—(i) predictive selection technology, (ii) credit scoring technology and (iii) automated decisioning technology.  We utilize predictive selection technology to pre-screen quality potential borrowers for smaller, shorter-term consumption loans at scale.  Our technology, which we developed over our 18 years of experience as a credit analytics service provider and marketplace operator, utilizes distinct algorithms for loans with different sizes and maturities to analyze vast amounts of data.  We continue to source data from diverse channels, including potential borrower applications, big data accessed through from our data partners and credit data created by borrowing behavior on our marketplace.  Each of our credit scoring and decisioning algorithms utilizes hundreds of variables to assess and make intelligent and rapid consumer credit decisions on a large and growing scale.  Our technology continues to evolve through machine learning as it scales to allow for more informed and intelligent decisions based on cumulative borrowing behavior data from approximately 39.2 million loans facilitated on our marketplace as of December 31, 2018.

We developed our proprietary, advanced technology over the past 18 years, during which our founders and management team advised many of China’s largest financial institutions, including Bank of China and China Construction Bank, in analyzing consumer credit to issue credit cards over one hundred million consumers.  During this time, we were one of China’s leading analytics service providers, and provided a wide range of services to China’s credit market participants, including credit analytics, underwriting strategies, modeling, credit scoring, development of marketing channels, decisioning, processing and risk management services.  As a result, our management team has developed a profound knowledge of China’s credit market that has been integrated into our credit assessment technology, which was specifically created to address China’s unique demographics.  We believe that due to our unparalleled experience as a credit analytics service provider in China, our marketplace is among the most sophisticated and advanced in China.

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

Predictive Selection Technology

Our predictive selection technology analyzes non-traditional and unstructured data sources to accurately assess creditworthiness so we can identify and select prime and near-prime EMMAs and “white-list” them.  This technology allows us to reduce our average cost of acquiring borrowers such that we are able to facilitate affordable, and accessible loan products offered by the institutional lending capital providers to our potential borrowers.  This technology contributes to our ability to decrease our customer acquisition costs, which allows us to offer affordable credit to quality EMMAs.  Our predictive selection technology also minimizes the potential for fraud on our marketplace and helps cultivate a desirable portfolio of borrowers that are prime and near-prime EMMAs on our platform by allowing us to proactively select our borrower composition rather than relying on potential borrowers to initiate applications for loans.

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

When making credit decisions, we grouped borrowers into seven application score categories based on expected ranges of default rates.  The table below represents lifetime default rate for all lifestyle loans that have reached maturity since the inception of our operations and shows both the estimated and the actual and fully realized default rates of each application score category, as well as the roughly comparable FICO scores for reference.

Application Score Category	Estimated Default Rate	Actual Default Rate*	Roughly Comparable FICO Score
1	0-5%	3.7%	700+
2	5-10%	10.7%	680-700
3	10-15%	14.6%	660-680
4	15-20%	16.6%	640-660
5	20-25%	21.2%	620-640
6	25-40%	29.6%	600-620
7	40+ %	37.5%	<600
*

Default rate of each category is defined as total unpaid loan principal (net of recovery) that remains delinquent for more than 180 days as a percentage of total principal amount facilitated for borrowers of each category based on lifestyle loans that were issued since January 1, 2011 through December 31, 2018 which have reached maturity, representing a look-back period of six years.

The actual overall default rates as of December 31, 2016, 2017 and 2018 were 14.9%, 20.1% and 18.8%, respectively.  The average Safeguard Program contribution rate was approximately 18% and 18% of loan principal for the years ended December 31, 2016 and 2017, respectively.  In February 2018, in response to regulatory changes, we ceased providing and operating our Safeguard Program.  See “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Critical Accounting Policies—Safeguard Program.”

For consumption loans on our legacy marketplace lending platform, the annualized default rate, which is defined as any loan principal that remains delinquent for more than 90 days as a percent of total loans originated (net of consumption loans issued that could not result in such delinquency), was 2% for each of the years ended December 31, 2016 and 2017 and was 3.2% for the year ended December 31, 2018.  This is relatively low as compared to the default rate of lifestyle loans that were facilitated by our legacy marketplace lending platform given the shorter term length and higher repeat borrowing rate of consumption loans compared to lifestyle loans and the fact that defaulting borrowers are permanently eliminated from future borrowing on our platform.

Consumption and lifestyle loan facilitations on our legacy marketplace lending platform were driven by our approval strategy and the application score assigned to each borrower. We designed application scores to predict default rates on the date of inception of loans.  To ensure the accuracy, consistency, and robustness of the application scores, we intentionally approved a small number of borrowers from each score category in order to test response rate and credit performance.

Based on the “test and learn” philosophy, we have also tested various pricing points in these categories for the purpose of maximizing investment returns given a certain risk level in each score category.  From 2015 to 2018, as we gathered scoring performance data, we gradually approved fewer borrowers with low scores, such as categories 5, 6 and 7, and approved more borrowers with high scores, such as categories 1, 2 and 3.

In the United States, the borrower categories of “prime” and “subprime” are characterized by a well-accepted generic credit score standard, namely the FICO score.  In China, however, there is no equivalent of the FICO score and most people do not have any credit information.  As a result, there is no broadly accepted and systematic basis to categorize borrowers into “prime” or “subprime” on a nationwide scale.  Leveraging our proprietary technology developed based on our 18 years’ experience in credit analytics in the market, we have developed our own credit score, or the CRF score, which can be used to rank potential borrowers into different score categories.  We believe that the estimated default rate and the actual observed results for each of these categories were roughly comparable to the FICO score ranges.  In this regard, Categories 1, 2 and 3 could be considered prime or near-prime under roughly comparable FICO score ranges, while score categories 6 and 7 would fall into subprime based on our test results.

We believe that our proprietary advanced credit scoring algorithms scored borrowers on a quicker and more accurate basis compared to credit scorecard-based credit scoring and regression-based credit scoring algorithms.  We continue to refine and improve our credit scoring technology, which includes machine learning, as we grow our internal credit database based on borrowers’ behaviors on our marketplace.

Automated Decisioning Technology

Our automated decisioning technology determined if a credit product or financial service should be offered to a potential borrower, including borrowers on our legacy marketplace that were applying for new loans, as well as borrowers to whom we are helping institutional lending capital providers to facilitate loans.   We use our technology to decide if a borrower can be matched with financial service institutions’ expected risk level, expected rate of return, expected lending period and desired loan types.  Our automated decisioning technology enables us to proactively identify quality EMMAs and offer them larger, longer-term loans as they demonstrate positive credit behavior, allowing us to attain significant lifetime customer value. Like our credit scoring technology, we have multiple independent credit decisioning algorithms depending on the loan size and term.  Our proprietary credit decisioning algorithms used the credit score as a factor, but not as the sole determinant as to whether a potential borrower is offered a loan.  After potential borrowers were assigned a credit score, our proprietary credit decisioning algorithms utilized inclusion criteria based on hundreds of data variables to categorize potential borrowers into groups to determine whether a particular loan could be offered to them or not.  If a borrower is offered a loan, the terms of the loan, including the principal amount, term, interest rate and fees, will depend on the credit score assessed to the potential borrower.  Individuals whose applications for lifestyle loans are denied may apply again at a later date, at which time all of their information will be re-verified.  Changes or updates to our automated decisioning technology are made at our headquarters and applied to our entire network with immediate effectiveness.

Service Agreements

Borrowers and investors that remain on our legacy marketplace lending platform are subject to multiparty service agreements with certain of our subsidiaries that act as service providers in the loan transaction.

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

We engaged Hengfeng Bank to provide fund depository services for our legacy marketplace lending platform in December 2016, pursuant to which Hengfeng Bank set up separate accounts for borrowers and investors, and assumed fund depository functions including settlement, accounting and safeguarding online lending capital.  Third-party payment agents operated as the payment channels and only transferred funds to and from fund depository accounts.  In order to further bring us in compliance with the local financial regulator’s requirements, in June 2017 we entered into a new fund depositary services agreement with Bank of Shanghai to act as our depository.  We terminated our relationship with Hengfeng Bank and transferred the funds depository services functions to Bank of Shanghai in December 2017. Relevant Chinese regulations have required us to centralize our depository business to one commercial bank, and sign or amend implementation agreements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to maintain relationships with our third-party service providers, our business will suffer” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Some aspects of our operations need to be modified to comply with existing and future requirements set forth by the CBIRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.”

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

The Safeguard Program was not offered to investors of consumption loans, which accounted for approximately 58%, and 87% of the loans facilitated (based on volume in dollars) for the years ended December 31, 2016 and 2017 respectively.  In addition, sophisticated investors were permitted to elect not to participate in the Safeguard Program.

Beginning in 2017, local financial regulators started conducting onsite inspections of online lending intermediaries and issued notices to rectify certain practices.  Following these onsite inspections, a local financial regulator issued the Notice, which required us to modify certain aspects of our operations, including our Safeguard Program.  The Notice stated that our Safeguard Program did not comply with the restriction on the provision of “credit enhancement service” under the Interim Measures.  In response to the Notice, effective February 2018, we ceased providing and operating our Safeguard Program.

Payment Management Services

We provide payment management services for delinquent loans on our legacy marketplace lending platform.  Since we began winding down our legacy marketplace lending platform, our payment management services have been the largest portion of our operations with respect to our legacy marketplace lending platform. Upon delinquency of a loan obligation, a member of our payment management services team will call and send a text message to the delinquent borrower to request repayment of the delinquent loan balance and all penalty and charges accrued since the date of delinquency.  If a delinquent borrower continues to not pay, our payment management services personnel will follow up with additional phone calls and text messages requesting payment.

Competition

Banks, consumer finance companies, micro credit companies, and trust fund companies provide various consumer credit products and services.  In addition, there are hundreds of other marketplace lending platforms that are exiting the marketplace lending industry, but we believe that very few will compete directly in the business of facilitating institutional lending capital.

We believe we do not directly compete with most of these players because, unlike the financial service providers that are focusing on the prime borrowers, we target prime or near prime emerging middle class mobile active borrowers, or EMMA for short.  EMMAs seek smaller, shorter-term unsecured loans. We distinguish ourselves as a service provider, focusing on using decision technology, working with data partners and channel partners, helping borrowers better access consumer credit provided by financial service institutions, and also helping them serve loans, including through the provision of collection services.

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

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have made applications for 30 trademarks, 6 of which are pending, and have no pending patents. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

C.	Regulation

Our business in China is subject to laws, regulations and judicial interpretations concerning marketplace lending, micro-lending businesses, business of facilitating institutional lending capital, illegal fundraising, unauthorized public offerings, and Internet content providers, as well as those concerning doing business in China generally.

Regulations Related to the Legacy Marketplace Lending Industry

In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBIRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which identified the CBIRC as the supervisory regulator for the online lending industry.  According to the Guidelines, online marketplace lending platforms shall only serve as intermediaries to provide information services to borrowers and investors, and shall not provide credit enhancement services or illegally conduct fundraising.  The Guidelines also outlined certain regulatory propositions, which would require Internet finance companies, including marketplace lending platforms, to (i) complete website registration procedures with the administrative departments overseeing telecommunications; (ii) use banking financial institutions’ depository accounts to hold lending capital, and engage an independent auditor to audit such accounts and publish audit results to customers; (iii) improve the disclosure of operational and financial information, provide sufficient risk disclosure, and set up thresholds for qualified investors to provide better protections to investors; (iv) enhance online security management to protect customers’ personal and transactional information; and (v) take measures against anti-money laundering and other financial crimes. For (v), PBOC regulations also require third-party service providers to have in place appropriate anti-money laundering policies and procedures.

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

According to the Provisions on Private Lending Cases (i) when the interest rate agreed between the borrower and investor does not exceed an annual interest rate of 24%, the People’s Court will uphold the interest rate charged by the investor, and (ii) when the interest rate agreed between the borrower and investor exceeds an annual interest rate of 36%, the portion in excess of 36% is void and the People’s Court will uphold the borrower’s claim for return of the excess portion to the borrower.  For loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the investor, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely not enforce the borrower’s demand for the return of such interest payment.  If an interest rate for overdue payments is not agreed to before lending, the interest rate on overdue payments is permitted up to the interest rate for the loan.  If neither the interest rate for the loan nor the interest rate for overdue payments have been agreed to, overdue payments are permitted to have an interest rate of 6%.  In August 2017, the Supreme People’s Court promulgated the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, or Circular 22, which provides that (i) PRC courts shall uphold borrower claims to adjust or reduce the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender in excess of an annual interest rate of 24%, and (ii) in the context of online finance disputes, if the online lending intermediary platforms and the investors circumvent the upper limit of the judicially protected interest rate by charging intermediary fees, such fees shall be ruled as invalid.  Further, the PRC regulations prohibit online lending information intermediaries from deducting interests, commissions, management fees or margins from investors’ loan disbursements to borrowers. In August 2016, the CBIRC, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security and the State Internet Information Office jointly promulgated the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, which proposed the implementation of new requirements including, among others, filing, reporting, fund depository, risk and information disclosure, loan management and the permitted business scope for participants in the online marketplace lending industry.  Apart from what had already been emphasized in the Guidelines and other previously released guidance, the Interim Measures include (i) general principles; (ii) filing administration; (iii) business rules and risk management guidelines; (iv) protection measures for investors and borrowers; (v) rules on information disclosure; (vi) supervision and administrative mechanisms; and (vii) legal liabilities.

Under the general principles and filing administration sections, the Interim Measures provide that online lending intermediaries shall not engage in credit enhancement services, direct or indirect cash concentration or illegal fundraising.  The sections also stipulate a supervisory system and list the administrative responsibilities of different supervisory authorities, including the CBIRC and its local counterpart and local financial regulators.  Furthermore, these sections require online lending intermediaries to file with the local financial regulators, to apply for value-added telecommunications business licenses thereafter in accordance with the provisions of the relevant telecommunications authorities and to include serving as an Internet lending intermediary in its business scope.

Under the business rules and risk management guidelines section, the Interim Measures stipulate that online lending intermediaries shall not engage in or be commissioned to engage in thirteen prohibited activities, including:  (i) directly or indirectly financing its own projects; (ii) directly or indirectly receiving or collecting investors’ funds; (iii) directly or indirectly offering guarantees to investors or guaranteeing principal and interest payments; (iv) commissioning or authorizing a third party to advertise or promote financing projects at any physical locations other than through electronic channels such as the Internet and mobile phones; (v) providing loans (unless otherwise permitted by laws and regulations); (vi) dividing the term of financing projects; (vii) offering its own wealth management products or other financial products to raise funds or act as a proxy in the selling of banks’ wealth management products, brokers’ asset management products, funds, insurance or trust products; (viii) providing services similar to asset-based securitization services or conducting credit assignment activities in the form of asset packaging, asset securitization, asset trusts or fund shares; (ix) mixing with, bundling with or acting as a proxy in relation to investment, sales agent and brokerage services of other businesses (unless permitted by laws and regulations); (x) fabricating or exaggerating the authenticity or earnings outlook of a financing project, concealing its flaws and risks, falsely advertising or promoting a project with intentional ambiguity or other deceptive means, or spreading false or incomplete information to damage the commercial reputation of others, or to mislead investors or borrowers; (xi) providing intermediary services for loans used to invest in high-risk financing projects such as stocks, over-the-counter margin financing, futures contracts, structured products and other derivatives; (xii) operating equity-based crowd-funding; and (xiii) other activities prohibited by laws and regulations.  The Interim Measures, under the business rules and risk management section, also stipulate specific obligations or business principles of online lending intermediaries, including but not limited to online dispute resolution services, examination and verification functions, anti-fraud measures, risk education and training, information reporting, anti-money laundering, anti-terrorist financing, systems, facilities and technologies, service fees, electronic signatures and loan management.  In addition, the Interim Measures stipulate that online lending intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with online-lending regulations, via offline physical locations.  In the protection for investors and borrowers section, the Interim Measures require that online lending intermediaries (i) separate their own capital from funds received from investors and borrowers and (ii) select a qualified banking financial institution as their funding depository institution, which shall perform depository and administration responsibilities as required.  In the remaining sections, the Interim Measures provide for other miscellaneous requirements for online lending intermediaries, including but not limited to, risk assessment and disclosure, auditing and authentication, industry association, reporting obligations, information security and disclosure and legal liabilities.  The Interim Measures provide for a twelve-month transition period, although in practice, regulators have extended the period by which online lending intermediaries shall have rectified their non-compliance.

Our legacy business of connecting investors and borrowers constitutes an intermediary service. The Interim Measures require online lending information intermediaries to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud. Similarly, under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the facilitation of an intermediation contract, which results in harm to the client’s interests may not claim any fee for its intermediary services and is liable for any damage incurred by the investor.

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

In November 2016, the CBIRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance of Administration, which provides the general filing rules for online lending intermediaries, and delegates the filing authority to local financial authorities.  The Guidance of Administration sets forth that online lending intermediaries are approved locally.  Under the general filing procedures for online lending intermediaries, before an filing application is submitted to local financial regulators, the online lending intermediaries may be required to:  (i) rectify any breach of applicable regulations as required by local financial regulators; and (ii) apply to the Industry and Commerce Administration Department to amend or register such entity’s the business scope.

The local financial regulators are authorized to make detailed implementation rules regarding filing procedures.  Relevant local financial regulators are in the process of making such implementation rules, which may require us to complete filing records under such future requirements within a grace period.

In February 2017, the CBIRC released the Guidance to regulate funds depositories for online lending intermediaries.  The Guidance defines depositories as commercial banks that provide online lending fund depository services, and stipulates that the depositories shall not be engaged in offering any guarantee, including:  (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; (ii) offering guarantees to investors, guarantying principal and dividend payments or bearing the risks associated with fund lending operations for investors.

The Guidance also stipulates certain conditions that must be met before depositories are entitled to develop an online lending fund depository business, including:  (i) having a good credit record and not having been included on the List of Enterprises with Abnormal Operations or the List of Enterprises with Serious Illegal and Dishonest Acts; (ii) satisfying various requirements relating to the technological systems of such entity’s depository fund business and general operations, including but not limited to assuming fund administration responsibilities and not outsourcing or assigning such entity’s responsibilities to third parties to set up accounts, process trading information or verify trading passwords; and (iii) setting up special deposit accounts to hold online lending capital and sub-accounts for online investors and borrowers as well as guarantors, and in order to assure fund security, use separate accounts to hold private capital of online lending intermediaries.  In addition, the Guidance prohibits depositories from outsourcing or assigning their responsibilities to set up capital accounts, deal with transaction information, verify trading passwords and various other services to third parties, provided, however, that certain cooperation regarding payment services with third-party payment companies and depository banks is permitted in accordance with clarifications by the CBIRC.

Apart from the requirements set forth in the Interim Measures and the Guidance of Administration, the Guidance imposes certain responsibilities on online lending intermediaries, including requiring them to enter into fund depository agreements with only one commercial bank to provide fund depository services, organize independent auditing on funds depository accounts of borrowers and investors and various other services.  The Guidance also provides that online lending intermediaries are permitted to develop an online lending fund depository business only after satisfying certain conditions, including:  (i) completing registration, filing records and obtaining a business license from the Administration of Industry and Commerce; (ii) filing records with the local financial regulator; and (iii) applying for a corresponding value-added telecommunications business license pursuant with the relevant telecommunication authorities.  The Guidance also requires online lending intermediaries to perform various obligations, and prohibits them advertising their services with the information of their depository except for in accordance with necessary exposure requirements, the interpretation and applicability of which is unclear, as well as oversight requirements.  The Guidance also raises other business standards and miscellaneous requirements for depositories and online lending intermediaries as well.  Online lending intermediaries and commercial banks conducting the online depository services prior to the effectiveness of the Guidance have a six-month grace period to rectify any activities not in compliance with the Guidance.

In addition, on April 7, 2017, the CBIRC issued the Guideline of Risk Prevention and Control of Banking Industry, which prohibits online lending intermediaries from (i) approaching potential borrowers that are incapable of repaying or (ii) offering online lending services to college students under the age of 18. In August 2017, the CBIRC released the Guidelines on Information Disclosure of the Business Activities of Online Lending Intermediaries, or the Disclosure Guidelines.  The Disclosure Guidelines further clarify the disclosure requirements for online lending intermediaries.  Pursuant to the Disclosure Guidelines, online lending intermediaries are required to disclose certain information including:  (i) filing information, organization of information, auditing information and dealing information, all of which must be publicly disclosed; (ii) basic information concerning the borrowers and loans, risk assessments of such loans and information concerning outstanding loans on the platform, all of which must be disclosed to the investors; and (iii) any event that would result in a material adverse effect to the operations of the online lending intermediary, which must be publicly disclosed within 48 hours of the event on such online intermediary’s website and other internet channels, including mobile applications, WeChat official accounts and Weibo.  The Disclosure Guidelines also require online lending service providers to record all disclosed information and retain such information for no less than five years from the disclosure date.  To the extent that online lending service providers are not in full compliance within six months of the Disclosure Guidelines, they are required to bring their operations into compliance within six months of the date the Disclosure Guidelines were issued.

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

•

Requirements relating to risk reserve funds. Online lending intermediaries are required to discontinue (i) setting aside risk reserve funds and (ii) originating new risk reserve funds. In addition, existing risk reserve funds balance is to be gradually reduced. Moreover, online lending intermediaries are prohibited from promoting their services by publicizing risk reserve funds, and authorities are to actively encourage online lending intermediaries to seek third parties to provide investors with alternative means of investor protection, including third-party guarantee arrangements.

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

On December 19, 2018, the PRC government issued the Opinions on Classified Disposal and Risk Prevention of Online Lending Intermediaries (Circular No. 175). The Opinions require that the main work direction should be the withdrawal of online lending institutions except for some strictly compliant institutions in operation. At the same time, it reiterated the requirements of strict control over the fund scale and the number of investors and implementation of the "double reduction" requirements.

On January 23, 2019, the PRC government issued the Notice on Further Implementing the Compliance Inspection and Follow-up Work of P2P Online Lending (Circular No. 1), which clarified two "Triple Reductions" - The first is to ensure that the total number of P2P platforms, total business scale and number of investors in the jurisdiction achieve "Triple Reductions", and the second is to ensure that the number of investors, business scale and number of borrowers in each P2P platform achieve "Triple Reductions".

According to the policies promulgated by the central government, the local government accelerated the inspection process and published the inspection results.  In some provinces, such as Hu’nan, the local government outlawed all the online lending platforms within their jurisdiction based on the inspection result that none of the online lending platforms within their jurisdiction has passed the inspection.  On October 18, 2019, the local Financial Bureau of Shandong Province issued the "Online Lending Industry Risk Reminding Letter" on its official website. The Letter indicates that at present, no platform in Shandong Province has passed the compliance inspection. In the future, Shandong Financial Bureau will outlaw all the P2P Online lending businesses that fail to pass the compliance inspection in the whole Shandong Province. At the beginning of November, the regulatory authorities at the central government level held a meeting, which made it clear that as the next step, the focus of the regulatory authorities is to prompt the proper exit of the platforms from online lending business as the main direction. In such context, the Platform also received the oral requirement to exit the online lending industry at the formal meeting held by local Shanghai regulatory authorities.

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

Regulations Related to Business of Facilitating Institutional Lending Capital

At present, there is no regulatory body governing the business of facilitating institutional lending capital.

On December 1, 2017, the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks issued the Notice of the Regulation and Rectification of the “Cash Loan” Business (Circular No. 141). Circular No. 141 provides that banking financial institutions shall not outsource the core business of risk control to a third party institution. However, in practice, because many financial institutions desire to enhance their online risk control capabilities, they outsource part of aspects of these functions to companies facilitating institutional lending capital. We believe that our business of facilitating institutional lending capital does not contravene the provisions of Circular No. 141.

On October 23, 2019, China Banking and Insurance Regulatory Commission issued the Notice on Printing and Distributing the Supplementary Provisions on the Supervision and Management of Financing Guarantee Companies, which provides that institutions providing customer promotion, credit evaluation and other services for various lending institutions shall not provide financing guarantee services without approval.

Regulations Related to Financing Lease

The Administrative Measures of Supervision on Financing Lease Enterprises, or the Administrative Measures, were formulated by MOFCOM and became effective on October 1, 2013.  According to the Administrative Measures, MOFCOM and the provincial-level commerce authorities are charged with the supervision and administration of financing lease enterprises.  Financing lease companies are required to report relevant data in a timely and truthful manner through the National Financing Lease Company Management Information System.  Financing lease enterprises are required to submit (i) within 15 business days after the end of each quarter, statistics regarding and a summary of its operations in the preceding quarter and the preceding year and (ii) prior to April 30 of each year, its financial and accounting report (including appended notes thereto) for the preceding year audited by an auditing firm.  Financing lease companies are required to report to the competent provincial-level commerce authority in advance of any change of name, relocation to another region, increase or decrease of registered capital, change of organizational form, adjustment of ownership structure or certain other changes.  Foreign-invested financing lease companies that undergo such changes are required to have such changes approved ahead of their effectiveness.

Pursuant to the Circular of the General Office of the Ministry of Commerce on Strengthening and Improving the Approval and Administration over Foreign-invested Financing Lease Companies promulgated on July 11, 2013, or the Circular, foreign-invested financing lease companies that fail to conduct their substantive financing lease business operations in the previous fiscal year or failed to pass the annual inspection and had violations of laws and regulations are required to make rectifications and report the information on such rectifications to MOFCOM.  Foreign-invested financing lease companies are prohibited from engaging in deposits, loans, entrusted loans or inter-bank borrowing or equity investments unless prior approval has been granted from the relevant authorities.  The Circular prohibits foreign-invested financing lease companies from providing direct or indirect financing to local governmental financing companies that undertake a public welfare project.

The Guiding Opinions on Accelerating the Development of Financing Lease Industry, or the Guiding Opinions, were promulgated by the General Office of the State Council of the PRC on August 31, 2015. The Guiding Opinions’ main task is to accelerate the development of the financing lease industry in four aspects: system and mechanism reform, development in major fields, innovative development; and industry supervision.  According to the Guiding Opinions, (i) there is no minimum registered capital requirement for subsidiaries of a financing lease company, (i) a financing lease company is allowed to engage in a side business that is related to its main business, and (iii) private capital and independent third-party service providers are encouraged to form financing lease companies.

In April 2018, MOFCOM transferred to the CBIRC the duties to make rules on the operation and supervision of financing lease companies.

The Contract Law of the PRC, or the PRC Contract Law, promulgated by the National People’s Congress, effective October 1, 1999, regulates the civil contractual relationship among natural persons, legal persons and other organizations.  Chapter 14 of the PRC Contract Law sets forth requirements for financing lease contracts, including that financing lease contracts must be in written form and include terms such as the name, quantity, specifications, technical performance and inspection method, lease term, composition, payment term, payment method and currency and the ownership of the leased property upon expiration of the lease.

The lessor is not liable for injury to the body or damage to the property of a third party caused by the leased property while in the possession of the lessee.  Ownership of the leased property resides in the lessor.  If ownership upon expiration has not been stipulated to, if such stipulation is not clear, or if ownership cannot be determined in accordance with the PRC Contract Law, the ownership of the leased property shall vest in the lessor upon the expiration of the lease.

Regulations Related to Intermediation

An intermediation contract under the PRC Contract Law is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays service fees to the intermediary.  Our legacy business practice of connecting our institutional funding partners with individual borrowers may constitute intermediary service, and our service agreements with borrowers and investors may be deemed to be intermediation contracts under the PRC Contract Law.  Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract.  If an intermediary intentionally conceals any material fact or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not receive service fees and is liable for any damages caused.

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

As advised by our PRC counsel, our legacy marketplace lending practice did not violate the PRC laws and regulations prohibiting illegal fundraising because our legacy marketplace only acted as a service provider in the facilitation of loans between borrowers and investors.  In such capacity, we did not raise funds or promised repayment of premium or interest obligations.  Nevertheless, uncertainties exist with respect to the PBOC, AIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations.  While our agreements with investors at our legacy marketplace lending platform required investors to guarantee the legality of all funds investors put on our marketplace, we did not verify the source of investors’ funds separately, and therefore, to the extent that investors’ funds were obtained through illegal fundraising, we may be negligently liable as a facilitator of illegal fundraising.  In addition, while our loan agreements at the legacy platform contained provisions that required borrowers to use the proceeds for purposes listed in their loan applications, we did not monitor the borrowers’ use of funds on an on-going basis, and therefore, to the extent that borrowers used proceeds from the loans for illegal activities, we may be negligently liable as a facilitator of an illegal use.  Although we designed and implemented procedures to identify and eliminate instances of fraudulent conduct on our marketplace, we were not be able to identify all fraudulent conduct that may have violated illegal fundraising laws and regulations.

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

Regulations Related to the Internet and Mobile Apps

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

The PRC government has adopted regulations governing internet access and distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting on the internet content that, violates PRC laws and regulations, impairs the national dignity of China, contains terrorism, extremism, content of force or brutality, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and criminal liabilities. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the censored information displayed on or linked to the website.

In particular, the Ministry of Industry and Information Technology, or the MIIT, has published regulations that place website operators with liability for content displayed on their websites and actions of users of their systems that are deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets.  Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked.

In addition to our website, we also facilitated loans through our mobile apps, which are regulated by the Regulations for Administration on Mobile Internet Applications Information Services, or the MIAIS Regulations, which are promulgated by the Cyberspace Administration of China, or the CAC, in June 2016 and became effective in August 2016. According to the MIAIS Regulations, the providers of mobile apps shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations.  We have implemented internal control procedures screening the information and content on our mobile apps to ensure their compliance with the MIAIS Regulations and ISO/IEC27001:2013 Certification ("ISO 27001"), which is the international standard that describes best practices for an information security management system (ISMS).

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

On June 22, 2007, the Ministry of Public Security, the State Secrecy Administration and other relevant authorities jointly issued the Administrative Measures for the Hierarchical Protection of Information Security, which divides information systems into five categories and requires the operators of information systems ranking above Grade II to file an application with the local Bureau of Public Security within 30 days of the date of its security protection grade determination or since its operation.  On December 28, 2016, Shanghai Information Security Testing Evaluation and Certification Center issued the Evaluation Report of Information Security, which classifies our legacy marketplace lending platform as Grade III under to the Administrative Measures for the Hierarchical Protection of Information Security.   The Ministry of Public Security orally informed us that it would not accept our application for filing.

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

On November 7, 2016, the Standing Committee of the National People’s Congress released the Cyber Security Law, which became effective on June 1, 2017.  The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management.  For instance, under the Cyber Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC. In addition, the Cyber Security Law requires us to take immediate remedial measures when we discover that our products or services are subject to risks, such as security defects or bugs. Such remedial measures include informing our borrowers and investors of the specific risks and reporting such risks to the relevant competent departments.

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

There has been a nationwide crackdown on illegal info abuse and illegal collection activities by violating consumer privacy. So far, Internet Society of China has conducted two councils on the collection of user personal information for mobile app. China Consumers Association also highly focus on the illegal info abuse of personal information. From August to October 2018, the Consumers Association launched the App Personal Information Protection Assessment Activity and released the Assessment Report on Personal Information Collection and Privacy Policy of 100 App which pointed out that over 90% of App has excessive collection of personal information of users. This report has stroked the society and the regulators after it was released.

On January 25, 2019, the Central Network Information Office, the Ministry of Industry and Information Technology, the Ministry of Public Security and the General Administration of Market Supervision jointly held a press conference on the Announcement for the illegal collection and use of personal information (hereinafter to be referred as “The Announcement”). According to The Announcement, the Central Network Information Office, the Ministry of Industry and Information Technology, the Ministry of Public Security and the General Administration of Market Supervision authorized the National Information Security Standardization Technical Committee, China Consumers Association, China Internet Association, and China Cyberspace Security Association to jointly establish the Special Governance Working Group to evaluate the privacy policies related to the collection and use of personal information of marketplace investors that have large numbers of users.  To the extent that the Special Governance Working Group discovers illegal activities, strict punishments may be enforced.

Overall speaking, the measures taken by regulator towards illegal info abuse and illegal collection activities are long-term and involves multiple departments. Public Security will also crack down on illegal info abuse and collection activities on personal information involving criminal acts in accordance with the law. This means enterprise which are none-compliance in violating consumer privacy may face severe joint enforcement by all the four regulatory departments mentioned above.

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

In September 2016, the National People’s Congress Standing Committee published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises.  Such decision, which became effective on October 1, 2016, changes the “filing or approval” procedure for foreign investments in China such that foreign investments in business sectors not subject to special administrative measures will only be required to complete a filing instead of the existing requirements to apply for approval.  The special entry management measures shall be promulgated or approved to be promulgated by the State Council.  Pursuant to a notice issued by NDRC and MOFCOM on October 8, 2016, the special entry management measures shall be implemented with reference to the relevant regulations as stipulated in the Catalogue of Industries for Guiding Foreign Investment in

relation to the restricted foreign investment industries, prohibited foreign investment industries and encouraged foreign investment industries.  Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by MOFCOM on October 8, 2016, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities.  On July 30, 2017, MOFCOM published its decision to revise the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises, which became effective on July 30, 2017. According to this decision, mergers and acquisitions of non-foreign investment enterprises in China by foreign investors and strategic investments of listed companies that do not involve special administrative measures and related M&A are required to make certain filings. On July 29, 2018, MOFCOM revised the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises to require the online filing of establishment filing information of foreign invested enterprises.

The Provisions on Guiding Foreign Investment and the 2017 revision of the Catalogue of Industries for Guiding Foreign Investment classify foreign investment projects into four categories:  encouraged projects, permitted projects, restricted projects and prohibited projects.  The purpose of these regulations is to direct foreign investment into certain priority industry sectors and restrict or prohibit investment in other sectors.  If the industry sector in which the investment is to occur falls into the encouraged category, foreign investment can be conducted through the establishment of a wholly foreign-owned enterprise.  If a restricted category, foreign investment may be conducted through the establishment of a wholly foreign-owned enterprise, provided certain requirements are met, and, in some cases, the establishment of a joint venture enterprise is required with varying minimum shareholdings for the Chinese party depending on the particular industry.  If a prohibited category, foreign investment of any kind is not allowed.  Any industry not falling into any of the encouraged, restricted or prohibited categories is classified as a permitted industry for foreign investment.  Our marketplace lending and risk management consulting businesses are classified as permitted foreign investment projects.  However, if our marketplace lending platform is required to obtain an ICP certificate (See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are required to obtain a value-added telecommunication business certificate and may be subject to foreign investment restrictions.”), our marketplace lending business will be classified as a restricted foreign investment project, whereupon foreign investment will not be permitted to exceed 50% and the main foreign investor will be required to have a good track record and operational experience in value-added telecommunications businesses.

In January 2015, MOFCOM published the Draft Foreign Investment Law soliciting the public’s comments.  Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise.  “Control” is broadly defined in the Draft Foreign Investment Law to cover the following summarized categories:  (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity, but having the power to secure at least 50% of the seats on the board of directors or other equivalent decision-making bodies, or having the voting power to exert material influence over the board of directors, at the shareholders’ meeting or over other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.  The Draft Foreign Investment Law specifically provides that entities established in China, but ultimately “controlled” by foreign investors, will be treated as foreign-invested enterprises.  If a foreign-invested enterprise proposes to conduct business in an industry subject to foreign investment restrictions, the foreign-invested enterprise must go through a market entry clearance by MOFCOM before being established.  According to the Draft Foreign Investment Law, VIEs would also be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors, and accordingly would be subject to restrictions on foreign investments.  However, the final version of Foreign Investment Law adopted by the legislature, namely Standing committee of the National People’s Congress is quite different from the Draft Foreign Investment Law and does not address the issues related to  the VIE structure.  As we expected, the final Foreign Investment Law clearly provides that when the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.  As the Foreign Investment Law will become effective January 1st, 2020, the central government is now seeking public comments on the Draft Implementation Regulations of the Foreign Investment Law to replace the implementation rules and ancillary regulations of the trio laws regulating foreign investment in PRC repealed by the Foreign Investment Law and prepare for the official implementation and/or enforcement of the Foreign Investment Law.

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

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch.  Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security.  Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work.  According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers).  The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016.  In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees.  As of December 31, 2018 the number of contract workers of three of our PRC operating entities exceeded the 10% cap and some of them are not engaged in temporary, auxiliary or substitutive positions.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC Labor Contract Law, any labor shortages, increased labor costs or other factors affecting our labor force may adversely affect our business, profitability and reputation.”

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

SAFE Circular 37 was issued to replace SAFE Circular 75.  SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.  However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.  In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.  Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

On October 17, 2017, the State Administration of Taxation promulgated the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. Bulletin 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises. There is uncertainty as to the application of Circular 7 and Bulletin 37.

Under the PRC Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such dividends or gains are deemed to be from PRC sources. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Regulations Related to Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009.  The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.  On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.  Based on the advice we received from our PRC counsel, we are not required to obtain approval from the CSRC for the listing and trading of our ADSs on the NYSE.

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

D.	Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries:

(1)	30% of Haidong’s shares are held directly by Shanghai CRF. 70% of Haidong’s shares are indirectly owned by Shanghai CRF through nominee shareholders.
(2)

The registered capital of Qianhai Shuliang (Shenzhen) Technology Co., Ltd. is invested by the Shanghai CRF Business Management Co., Ltd. and the equity is held by one of the Group's employees under certain Share-holding Entrustment Agreement.

E.	Property, Plant and Equipment

Our headquarters are located in Shanghai.  We have leased an aggregate of approximately 42,821 square feet of office space for our headquarters in Shanghai as of December 31, 2018. In addition to our headquarters, we have 68 data verification centers and six investor service centers throughout China, which occupy 178,192 and 52,693 square feet aggregate of office space, respectively.  All of our data verification centers and investor service centers are subject to leases varying in duration from one to three years.  We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	Operating Results

Until the third quarter of 2018, our business focus was to own and operate our legacy marketplace lending platform.  In April 2019, due to regulatory changes that made it cost-prohibitive, and in some ways contrary to the new regulations, to own and operate our legacy marketplace lending platform, we decided to cease the expansion of our legacy marketplace lending platform and wind up its operations. We decided to leverage our robust experience as a credit analytics service provider and our experience in operating our legacy marketplace lending platform to commence our business of facilitating institutional lending capital. For a description of the business of facilitating institutional lending capital, see “Item 4. Information on the Company—B. Business Overview— Business Transition”.  The information contained in this Item 5 relates to our legacy marketplace lending platform.  As we ceased facilitating loans on our legacy marketplace lending platform in April 2019, and are in the process of transitioning to our new business, our future financial results will differ from those presented herein and our historical financial results.

Our legacy marketplace lending platform was one of China’s largest consumer finance marketplaces in terms of total number of loans, having facilitated approximately 39.2 million loans to approximately 4.5 million borrowers through December 31, 2018.  Our legacy marketplace lending platform was designed to reach and serve EMMAs via mobile devices.  We acquired quality borrowers through multiple channels, including social networks, online travel agencies, e-commerce platforms and payment service providers. We used predictive selection technology to assess and select quality borrowers.  Our data channel partners provided us with valuable information regarding the behavioral and transactional data of potential borrowers in a market where approximately 75% of consumers do not have a credit history.  We analyzed this nontraditional and unstructured data using our proprietary predictive models powered by machine learning, big data algorithms, and unique scoring technologies to assess creditworthiness.
Our management team provided credit analytic and consulting services to some of China’s largest banks for over 18 years and helped them develop credit scoring models and risk management systems to issue over 100 million credit cards.  In 2010, we began to facilitate direct sales lifestyle loan products.  Beginning in November 2014, we launched a mobile-based loan product known as consumption loans and began acquiring customers on a large scale.

Our legacy marketplace lending platform offered flexible products to serve the lifetime credit needs of EMMAs.  Our consumption loans are loans with terms of between two weeks to twelve months, which have principal amounts generally in the range of RMB500 (approximately US$70) to RMB6,000 (approximately US$845).  Our lifestyle loans are loans with terms of between one to three years, which have principal amounts generally in the range of RMB6,000 (approximately US$845) to RMB200,000 (approximately US$28,169).

Our legacy marketplace lending platform generated, and will continue to generate as long as loans remain on our legacy marketplace lending platform, revenues primarily from transaction fees and service fees paid by borrowers and investors on our marketplace.  We did not assume credit risk for the loans facilitated on our marketplace.

The customer acquisition cost for consumption loans on an average per borrower basis was approximately US$17, US$17 and US$14 in 2016, 2017 and 2018.  Under U.S. GAAP, these customer acquisition incentives were netted from our transaction and service fees.

Our gross billings on transaction and service fees, increased by 102.1%, or US$69.3 million, from US$67.9 million in 2016 to US$137.2 million in 2017, and decreased by 11.8%, or US$16.2 million, from US$137.2 million in 2017 to US$121.0 million in 2018.  We had net loss of US$ 33.4 million, US$ 36.6 million and US$ 66.5 million in 2016, 2017 and 2018, respectively.

Our financial statements are prepared on the basis that we will continue as a going concern. We have suffered substantial losses from operations in previous years, have a working capital deficiency, and have stated that substantial doubt exists about our ability to continue as a going concern.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.  The main metrics we consider are set forth in the table below.

	As of and for the Year Ended December 31,
	2016	2017	2018
Number of loans facilitated (in thousands)(1)
Consumption loans	5,968	22,330	6,084
Lifestyle loans	38	35	28
Total	6,006	22,365	6,112
Number of borrowers (in thousands)(2)	1,420	4,284	4,491
Repeat borrower rate(3)	67%	76%	75%
Loan volume (in US$ millions)(4)
Consumption loans	611.5	2,851.4	929.7
Lifestyle loans	450.5	413.2	297.9
Total	1,062.0	3,264.6	1,227.5
Gross billings on transaction and service fee (in US$ millions) (5)
Consumption loans	9.8	87.4	52.8
Lifestyle loans	58.1	49.8	68.2
Total	67.9	137.2	121.0

(1)	Number of loans facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.
(2)	Number of borrowers is defined as the total number of borrowers on our marketplace since our inception as measured as of the relevant date.
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

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Demand for Consumer Credit in China, Borrower Acquisition and Repeat Borrowers

The effectiveness of our business is largely dependent on the demand for consumer credit in China and our ability to help a large number of potential borrowers to access credit provided by financial institutions.  We intend to facilitate financial institutions lending of capital to qualified EMMA borrowers in a cost-effective manner.  According to the PBOC, as of December 31, 2015, approximately 75% of China’s consumers did not have a credit history. We believe this is because banks in China do not have a cost-effective way to lend to EMMAs due to the absence of credit data, the costs associated with data collection and the inability of banks to engage in variable pricing to deal with delinquency levels of near prime borrowers.  Our proprietary technology creates the significant advantage of a highly scalable borrower acquisition mechanism for accessing these underserved EMMAs.  Through our large borrower base with tens of millions borrowers with demonstrated good credit behavior, we can help financial institutions to offer them larger, longer-term loans, such that we could retain these high quality EMMAs with significant lifetime customer value.  We believe our ability to attract and retain a large number of quality borrowers, to help them better access credit at a lower cost, and help financial service providers and institutional lending capital providers to meet borrowers’ growing credit needs, differentiates us from our competitors in the Chinese consumer credit market.

PRC Regulatory Environment

The regulatory environment for the consumer lending industry in China is evolving and creating opportunities that could affect our results of operations.  Most recently, multiple PRC governmental authorities have published and promulgated various new laws and rules to further regulate the marketplace lending industry in China.  See “Item 4. Information on the Company— B. Business Overview—Regulation.”  We have closely tracked the development and implementation of new rules and regulations as we wind down our legacy marketplace lending platform business and transition into the new business.  These requirements have created entry barriers for many consumer lending service providers, marketplace lending platforms, and lending facilitators in China and further differentiated us from our competitors.  We will continue to ensure timely comply with new rules.   We expect that our operations will need to be further modified to comply with relevant PRC laws and regulations on consumer lending as the regulatory regime for this sector continues to evolve.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Some aspects of our operations need to be modified to comply with existing and future requirements set forth by the CBIRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.”  Such compliance may increase our operating costs.

In 2018, regulators asked for triple-reduction for the online lending industry, which forced all platforms to cut back its operation scale. Triple-reduction policy was for all local regulators nationwide to ask all platforms to cut down total outstanding balance, reduce total number of borrowers, and reduce total number of lenders to achieve reduction. That means each online lending company need to keep their amount of their online lending transactions and the number of investors in decrease. These could cause a negative impact on the company's financial performance. We began out transition out of the marketplace lending platform business starting in the third quarter of 2018.  In April 2019, we ceased issuing new loans and announced our transition to the business of facilitating institutional lending of capital.

Effectiveness of Our Proprietary Credit Assessment Technology

We are a technology-driven company, and we have made and will continue to make substantial investment in research and development of proprietary and innovative technology and know-how to operate our marketplace.  Leveraging our decade-long history of creating credit solutions for Chinese financial institutions and over six years of “test and learn” experience in facilitating marketplace lending, we have developed proprietary predictive selection technology that addresses credit data limitations in China.  We utilize predictive selection technology to pre-screen potential borrowers for consumption loans.  We evaluate our proprietary credit assessment technology on a regular basis and leverage the additional data on loan history experience, borrower behavior, economic factors and prepayment trends that we accumulate to continually improve our technology.  Our business development and financial performance will continue to be dependent on our ability to effectively evaluate potential borrowers’ credit profiles and forecast default rates.  For the years ended December 31, 2016, 2017 and 2018, we spent US$3.4 million, US$8.4 million and US$9.1 million, respectively, on research and development activities.

Ability to Retain Existing Borrowers as Repeat Borrowers

We believe the number of our repeat borrowers is important to our financial results.  As of December 31, 2018, 75% of the borrowers we served were repeat borrowers, compared to 76% as of December 31, 2017. Repeat borrowing reduces our average cost of acquiring borrowers, which are predominantly associated with the acquisition of first-time borrowers. Our repeat borrowers tend to gradually ask for increased loan sizes with each subsequent loan, thereby increasing the amount of fees generated per loan. We believe our stable number of repeat borrowers is primarily due to the continued improvement in loan products from the financial service institutions we work with, and our analytical driven technology to better serve these borrowers growing needs.  Our ability to continue to retain existing borrowers as repeat borrowers, and thereby increasing their lifetime customer value, will be an important factor in our continued revenue growth and profitability.

Seasonality

Our operating results are influenced by seasonal factors, including the timing of national holidays, as well as consumer spending habits and patterns.  Demand for relatively large loans with longer during is generally higher in the third and fourth quarters, due to general consumer spending habits.  As a result, we earned a higher portion of our revenue during the third and fourth quarters in our legacy marketplace lending platform, and we anticipate the trend will continue as we transitioning in facilitating institutional lending capital.  On the other hand, the seasonal impact for small and short-term loans on our financial results is unclear.  Therefore, while the seasonality of borrowing habits in China has an impact on our financial results, this impact may change depending on changes in consumer spending habits and the relative rates of growth in the volumes of our different loan products.

Selected Statements of Operations Items

Revenue

The table below sets forth the breakdown our revenue for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
	(in thousands)
Revenue
Transaction and service fees (net of customer acquisition incentive)	55,891	91,621	70,615
Other revenue	1,092	1,156	4,285
	56,983	92,777	74,900
Net interest income/(expense)	—	—	555
Provision of provision for loan losses	—	13	(3,969)
Discretionary payments	—	(4,576)	(4,605)
Business related taxes and surcharges	(1,122)	(503)	(262)
Net revenue	55,861	87,711	66,619

Our legacy marketplace lending platform generated revenue primarily from transaction and service fees by providing lending-related services on our marketplace.  Our services included (i) loan matching services through which we matched investors to borrowers on our marketplace and facilitated the execution of loan agreements between the investor and the borrower; (ii) loan repayment services through which we assisted investors in collecting loan payment from borrowers; and (iii) prior to February 2018, when we ceased providing and operating our Safeguard Program, management of a Safeguard Program under which a fund was maintained and used in the event of borrowers’ defaults to repay investors who opted into the Safeguard Program. See “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Critical Accounting Policies—Safeguard Program.”  Prior to approving potential borrowers for lifestyle loans, we verified data submitted by the borrower, including his or her name, age, residential address, government identification number, place of employment, bank account information and other information.

We categorized the vast majority of loans facilitated on our legacy marketplace lending platform as either consumption loans or lifestyle loans.  Consumption loans were loans with maturities between two weeks and three months, which had principal amounts generally in the range of RMB500 (approximately US$70) to RMB6,000 (approximately US$845).  Consumption loans were made either using our proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on our marketplace.  Our lifestyle loans were loans with terms of between one to three years, the principal amounts from between RMB6,000 (approximately US$845) to RMB200,000 (approximately US$28,169).  Borrowers of loans with principal amounts greater than RMB6,000 (approximately US$845) were required to submit their data for verification prior to the loan being issued.  Other than consumption and lifestyle loans, certain loans were sourced from our micro-lending operations by our subsidiary, Haidong. Such loans accounted for less than 1% of the total loans facilitated on our marketplace as of December 31, 2018.   Set forth below is a table showing the interest rates and transaction fee rates of each type of loan.

		2016			2017			2018
Type of loans	Maturity Length	Average interest rate (p.a.)	Average rate of transaction fee	Average service fee	Average interest rate (p.a.)	Average rate of transaction fee	Average service fee	Average interest rate (p.a.)	Average rate of transaction fee	Average service fee
Consumption loans	Less than 3 months	21%	1-2% of loan principal	0.35% of loan principal	21%	1.5-3.3% of loan principal	0.3% of loan principal	21.7%	11.5% of loan principal	0.4% of loan principal
Lifestyle loans	3 months to 3 years	15%	11% of loan principal	1.6% of loan principal	15%	10.6% of loan principal	1.5% of loan principal	13.4%	14.2% of loan principal	1.58% of loan principal
Micro-credit loans	1 year to 3 years	18%	1% of loan principal	—	18%	1% of loan principal	—	16%	6.2% of loan principal	—

We generated, and will continue to generate to the extent that loans exist on our legacy marketplace lending platform, revenue from transaction fees and service fees.  For consumption loans, the transaction fees could only be recognized upon collection because they are contingent until that time.  For lifestyle loans, we recognized transaction fees from borrowers upon successful loan matching, when the loan agreement was executed and the loan amount is provided by the investor to the borrower.  The service fees earned from investors are recognized over the loan term as services are provided and upon collection.

The total number of consumption loans facilitated on our marketplace was 6.0 million, 22.3 million and 6.1 million in 2016, 2017 and 2018, respectively.  The average size of consumption loans facilitated on our marketplace was US$102, US$131 and US$153 in 2016, 2017 and 2018, respectively. The total number of lifestyle loans facilitated on our marketplace was 37,894, 35,026 and 28,360 during each of the years ended December 31, 2016, 2017 and 2018, respectively.  The average size of lifestyle loans facilitated on our marketplace increased from US$11,887 in 2016 to US$12,080 in 2017 and US$10,503 in 2018.  The total number of loans facilitated on our marketplace increased from 6.0 million in 2016 to 22.4 million in 2017 and decreased to 6.1 million in 2018.  As of December 31, 2018, approximately 39.2 million loans had been facilitated on our marketplace.

In addition, we generated a small portion of other revenue, which consists of (i) interest income on micro-credit loans provided by Haidong in connection with its micro-credit loan business, and (ii) credit consulting fees collected by our subsidiary, Capital Financial Co., Ltd., in connection with its credit consulting services provided to Chinese banks.  Our other revenue amounted to US$1.1 million, US$1.2 million and US$4.3 million, representing 1.9%, 1.3% and 5.7% of our revenue, for the years ended December 31, 2016, 2017 and 2018, respectively.

Customer Acquisition Incentives

In order to encourage investors to make consumption loans to first-time borrowers on our legacy marketplace lending platform, we offered customer acquisition incentives. Customer acquisition incentives, approximately US$17 per new borrower for the year ended December 31, 2016, US$17 per new borrower for the year ended December 31, 2017 and US$14 per new borrower for the year ended December 31, 2018, were only paid when an investor funded a loan facilitated on our platform for a first-time consumption loan borrower.  Customer acquisition incentives were both a marketing tool and an incentive to help us penetrate the consumption loan business and maximize the portion of the overall fees that we may retain from these borrowers by mitigating potential financial losses from first-time borrowers of consumption loans.  Although we paid customer acquisition incentives to investors, we did not assume any credit risk for investors. Investors bear ultimate credit losses for loans they fund, and this amount could be in excess of any customer acquisition incentives they receive.    These incentives amounted to US$9.0 million, US$38.1 million and US$43.5 million in 2016, 2017 and 2018, respectively, of which US$8.3 million, US$38.1 million and US$43.5 million, respectively, was recorded as a reduction of revenue and US$0.7 million, US$0 and US$0 million, respectively, was recognized as sales and marketing expenses. When recording these incentives as a reduction in revenue results in negative revenue on a cumulative basis from an investor, the cumulative shortfall is re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program, which may not result in sufficient probable future revenue to recover such shortfall.  Customer acquisition incentive payments were settled on a quarterly basis with participating consumption loan investors.

We ceased offering customer acquisition incentives when we stopped issuing new loans on our legacy marketplace lending platform.

Discretionary Payments

Due to the sudden regulatory change and adverse market impact, in order to ensure sustainability of the legacy marketplace lending platform business and minimize any liquidity risk, we made certain discretionary payments to compensate the investors who invested in the trust plan program based on negotiated terms between relevant parties even though contractually we were not obligated to do so. These payments, which amounted to US$4.6 million and US $4.6 million, were recorded as a reduction of revenue for the years ended December 31, 2017 and 2018, respectively.

We ceased making these discretionary payments when we stopped issuing new loans on our legacy marketplace lending platform in April 2019.

Operating Expenses

Our primary operating expenses consist of (i) servicing expenses, (ii) sales and marketing expenses, and (iii) general and administrative expenses.  The table below sets forth the breakdown of our operating expenses for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	Amount (US$)	% of Total Operating Expenses	Amount (US$)	% of Total Operating Expenses	Amount (US$)	% of Total Operating Expenses
	(in thousands, except percentages)
Operating expenses
Servicing expenses	13,889	15.5%	13,651	11.0%	10,342	7.8%
Sales and marketing expenses	29,954	33.6%	45,341	36.3%	34,669	26.0%
General and administrative expenses	36,742	41.2%	54,121	43.4%	72,324	54.2%
Product development expenses	8,630	9.7%	11,642	9.3%	15,994	12.0%
Total operating expenses	89,215	100.0%	124,755	100.0%	133,329	100.0%

Our servicing expenses consisted primarily of data verification costs, including the salaries and benefits and other expenses incurred by our data verification personnel, which are responsible for credit assessment and related customer support for lifestyle loans.  We incurred data verification costs on all loans with principal amounts greater than RMB6,000 (approximately US$845), the application and initial vetting.  Our servicing expenses amounted to US$13.9 million, US$13.7 million and US$10.3 million for the years ended December 31, 2016, 2017 and 2018, respectively.  The increase in servicing expenses from 2016 to 2017 was primarily driven by the expansion in the number of data verification centers from 107 as of December 31, 2016 to 109 as of December 31, 2017.  The decrease in servicing expenses from 2017 to 2018 was primarily driven by reduced labor costs and a reduced number of offices. The company substantially reduced the number of offline branches from lenders’ service business unit. As a result in the decrease of our workforce as we reduced the operations of our legacy marketplace lending platform.

Our sales and marketing expenses consisted primarily of salaries and benefits and other expenses incurred by our sales and marketing personnel.  Our sales and marketing expenses increased from US$30.0 million in the year ended December 31, 2016 to US$45.3 million in the year ended December 31, 2017 mainly due to the acquisition of new consumption loan borrowers of 2.8 million. Our sales and marketing expenses decreased from US$45.3 million in the year ended December 31, 2017 to US$34.7 million in the year ended December 31, 2018 mainly due to the sharp reduction in our number of branches and labor costs. The company substantially reduced the number of offline branches from borrowers’ service business unit.    As we significantly reduced the number of loans facilitated on our legacy marketplace lending platform.

Our general and administrative expenses consisted primarily of salaries and benefits (including share-based compensation) for general management, finance and administrative personnel, rental, office administration and utility expenses, fees to third-party payment processors, professional service fees and other management expenses such as traveling costs.  General office and administration expenses totaled US$15.5 million, US$23.8 million and US$36.6 million, accounting for 42.2%, 44.0% and 51% of total general and administrative expenses, for the years ended December 31, 2016, 2017 and 2018, respectively.  Salaries and employee benefits (excluding data verification personnel) decreased by US$0.1 million, or 2.0%, to US$6.3 million in 2017 as compared to 2016 mainly due to the decrease in our workforce as we reduced the operations of our legacy marketplace lending platform, and increased by US$2.2 million, or 35%, to US$8.5 million in 2018 as compared to 2017 mainly due to an increase in our workforce to garner a higher competitive edge We incurred substantial cost relating to staff reduction compensation from both lenders’ service and borrowers’ service business units. These costs were recorded in headquarter general and administrative expenses. Rental expenses decreased by US$0.6 million, or 9.7%, to US$5.9 million in 2017 as compared to the 2016 mainly as a result of the closure of some of our branch offices in 2017, and decreased by US$0.2 million, or 3.4%, to US$5.7 million in 2018 as compared to 2017 mainly due to the reduced rental space in 2018.  The amount of fees paid to the third-party payment processors and commercial banks for servicing borrower payments on loans facilitated on our platform were US$1,360,000, US$3,890,000 and US$7,807,000 for the years ended December 31, 2016, 2017 and 2018, respectively.  The increase in the fees paid to the third-party payment processors was a combined result of (i) the introduction of new mobile-based third-party payment processing companies to enhance user experience; and (ii) higher service rates charged by certain of our third-party payment companies. Our total general and administrative expenses amounted to US$36.7 million, US$54.1 million and US$72.3 million for the years ended December 31, 2016, 2017 and 2018, respectively.  These increases were primarily due to the increase in related corporate-level operational functions such as product management, customer service, call centers and data analytics, as well as technology infrastructure. As part of our general and administrative expenses, we recognized share-based compensation expense for incentive shares of US$1.0 million, US$2.5 million and US$2.4 million in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2016, 2017 and 2018, respectively.

Our product development expenses consisted primarily of expenses incurred in connection with loan matching, gathering historical data and borrowing behaviors of borrowers and potential borrowers, and monitoring and maintaining our marketplace lending platform.  Our product development expenses amounted to US$8.6 million, US$11.6 million and US$16 million in the years ended December 31, 2016, 2017 and 2018, respectively.  The increase in product development expenses was primarily driven by the increase in number of loans and loan volume on our marketplace lending platform.   In 2018, driven by changes in the regulatory environment, both number of loans and loan volume dropped

Other income (expense), net

Our other income consists primarily of (i) loss on convertible promissory notes, (ii) government grants, (iii) fair value changes of financial instrument, (iv) interest income and expenses, (v) foreign exchange loss, and (vi) other expenses.  The table below sets forth the breakdown of other income for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
	(in thousands)
Government grants	560	—	726
Fair value changes of financial instrument	33	—	—
Interest income	29	31	347

Foreign exchange gain/loss	(246)	52	317
Loss on extinguishment of convertible promissory notes	(271)	(25)	—
Depositary bank incentive	—	368	1
Others	(114)	82	(138)
Total other income (expense), net	(9)	508	1,253

Our government grants represented grants we received from the local government from time to time at the discretion of the relevant government authorities.  These grants were for general corporate purposes and were to support our ongoing operations in the region.  There were no restrictions on the use of the grants.

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

USA

China Risk Finance LLC (our predecessor entity) and our subsidiaries, China Capital Financial LLC and HML China LLC, which were established in the United States, are fiscally transparent for U.S. federal income tax and state income tax purposes and therefore are not subject to tax.  On August 18, 2015, China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation.  In 2016, we formed a subsidiary, CRF Technology Corporation, which was classified as a corporation for U.S. federal income tax purposes, and was therefore subject to U.S. federal income tax.  On March 26, 2018, CRF Technology Corporation, which was originally incorporated on November 18, 2016, was converted to a California limited liability company and changed its name to CRF Technology, LLC, and is referred to herein as CRF Technology. CRF Technology is now treated as a pass-through entity for U.S. federal and state income tax purposes.

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

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018, which have been prepared in accordance with U.S. GAAP.  Our management is required to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

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

Revenue Recognition

On January 1, 2018, we adopted the revenue recognition standard using the modified retrospective transition method to those contracts which were not completed as of January 1, 2018. Results for periods beginning after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under ASC Topic 605.

Upon initial adoption, we recognized the cumulative effect of initially applying the revenue standard as an increase of approximately US$5 million (RMB33 million), net of tax, to the opening balances of retained earnings. These adjustments primarily arose from the timing of revenue recognition for transaction fees collected in monthly instalments related to our loan products being recognized earlier under ASC Topic 606.

Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, we recognizes revenue by applying the following five steps:

(i)	identify the contract with a customer;
(ii)	identify the performance obligations in the contract;
(iii)	determine the transaction price;
(iv)	allocate the transaction price to performance obligations in the contract; and
(v)	recognize revenue when (or as) performance obligations are satisfied.

Revenue recognition policies for each type of services under ASC Topic 606 are discussed as follows:

Legacy Marketplace lending services—Lifestyle loans

We generate transaction and service fees by providing legacy marketplace lending services to the users of its lending marketplace. Our services consist of:

a) matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);

b) providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “loan repayment services”); and,

c) management of the Safeguard Program.

We determined that it is not the legal lender and legal borrower in the loan origination and repayment process. Accordingly, we does not record loans receivable and payable arising from the loans between the marketplace investors and the borrowers. We have determined that the marketplace lending transactions contain the following multiple elements: loan matching; loan repayment services and the Safeguard Program. We have determined that both marketplace investors and borrowers are its customers. It receives payments from borrowers at loan inception and from marketplace investors over the term of the loan. In the case of loans for which investors have opted into the Safeguard Program, a portion of the amount received on such loan from both the marketplace investors and borrowers is allocated to the Safeguard Program in accordance with ASC Topic 460, Guarantees at fair value, including a margin. The remaining amount from investors is allocated to loan matching and loan repayment services using best estimated selling price, as neither vendor specific objective evidence nor third party evidence of selling price is available. However, as the revenue for both of these services is recognized upon repayments, there would be no impact to timing or the amount of revenue recognized if the amounts were allocated. Accordingly, the use of any best estimated selling price for these two services is not necessary.

Transaction revenue is recognized for loan matching from borrowers at loan inception. Revenue earned from investors for loan matching and loan repayment services is recognized over the term of the loan as cash is received. Revenue from management of the Safeguard Program is recognized ratably over the term of the loan.

Legacy Marketplace lending services—Consumption loans

We, through Haidong CRF Micro-credit, launched legacy Consumption loans at the beginning of 2015. These are short-term loans that are made through the technology mobile platform with terms generally less than three months and loan principal generally of up to RMB506 (approximately US$74). Our services consist of:

a) matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);

b) providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “loan repayment services”).

We determined that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, we do not record loans receivable and payable arising from the loan between the marketplace investor and the borrower.

We have determined that the Consumption loan transactions contain the following two elements: loan matching and loan repayment services, both of which are provided to the marketplace investor, who is considered our customer for Consumption loans. Although we provide loan matching service at loan inception and repayment service when the loan is due, the collection of both service fees is contingent upon actual repayments from the borrowers. Accordingly, we recognize service fees relating to Consumption loans upon repayment by the borrowers.

Starting from December 2017, we changed its servicing model and agreement terms for consumption loans.  In addition to loan matching and loan repayment services, we also provide credit assessment service to borrowers.  The credit assessment services are provided before any loan is granted to the borrower, the fees collected for the credit assessment services is recognized throughout the designated period for which the assessment result is valid.  While although we provide loan matching service at loan inception and repayment service when the loan is due, the collection of both service fees is contingent upon actual repayments from the borrowers.  Accordingly, we recognize service fees relating to Consumption loans upon repayment by the borrowers.

Incentives to investors

In order to incentivize investors, we provide incentived to marketplace investors, who committed a certain amount of money to the consumption loan program for a period of time, which is determined based on the total number of first time borrowers for each period. Such cash incentives are accrued as they are earned by the marketplace investors and are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50. When recording these incentives as a reduction in revenue results in negative revenue for a marketplace investor on a cumulative basis, the cumulative shortfall is re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program which may not result in sufficient probable future revenue to us to recover such shortfall.

Micro-credit lending business

We recognize interest income on loans using the effective interest method over the loan period. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income is included in other revenue in the consolidated statements of comprehensive income (loss).

Safeguard Program

We maintain a Safeguard Program for the benefit of the borrowers and investors of lifestyle loans on its marketplace. In the event of borrowers’ default, marketplace investors may be entitled to receive unpaid interest and principal under the terms of the Safeguard Program. In general, any unpaid interest shall be paid from the Safeguard Program to an investor when the borrower does not repay as scheduled, and any outstanding principal shall be paid from the Safeguard Program to an investor if the loan remains delinquent for more than 180 days. There is no limit on the period of time in which an investor can receive payments for unpaid interest and principal from the Safeguard Program. The Safeguard Program contributions are generally not refunded even if there is no loan default.

At loan inception and upon subsequent loan repayments, a certain percentage of cash is collected and segregated by us in restricted cash accounts. For accounting purposes, at loan inception, we are required to record its Safeguard Program payable in accordance with ASC Topic 460, Guarantees.  Accordingly, the payable is measured at its fair value. Default payments to investors can only be made from the Safeguard Program when there are sufficient funds available. Our obligation under the Safeguard Program to make payments is limited to the amount of the restricted cash at any point in time and it is not liable for any unpaid interest or principal. Once the lender is paid for a borrower’s default, any future amount recovered is to be contributed into Safeguard Program.

Subsequent to the loan’s inception, the Safeguard Program payable is measured in a combination of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when we are released from the underlying risk, meaning when the loan is repaid by the borrower or when the lender is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined on a pool basis, representing the obligation to make future payments under the Safeguard Program measured using the guidance in ASC Topic 450, Contingencies. Our obligation under the Safeguard Program to make payments at any point in time is limited to the amount of the restricted cash balance stated on the balance sheet.

A Safeguard Program asset is recognized at loan inception when the loan agreements specify the amount of future payments that will be contributed to the Safeguard Program. The Safeguard Program asset is accounted for as a financial asset and is measured at fair value at inception. We consider the probable future cash collectible and takes into account of any expected prepayments and potential loan defaults in estimating its fair value. At each reporting date, our estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the Safeguard Program asset exceed the expected cash to be received, an impairment loss is recorded for the Safeguard Program asset not recoverable and is reported under revenue in the statements of comprehensive income.

At loan inception, we determine the Safeguard Program contributions based on the estimated loss rate of the loans. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration. We gather information to assess each borrower’s risk profile and assigns an application score, determined using our proprietary scoring technology, to all of its borrowers. These borrowers are then grouped into different categories based on the application score assigned for which we develop an estimated default rate based on actual historical loss experience of each score category. An ultimate loss rate is estimated for each loan based on this method, taking into account of any appropriate fine-tuning as necessary. The Safeguard Program liability at loan inception is determined based on the expected loss rate resulted. We regularly review the borrower’s risk profile, actual loss rate of each score category and relevant economic factors to ensure the estimation are kept up-to-date. Consequently, the contribution percentages are updated regularly to ensure that the total Safeguard Program contributions, including both upfront and subsequent contributions, are based on the estimated fair value of the probability of loss at loan inception. Such contribution percentages vary depending on the probability of losses of the loans covered by the Safeguard Program. Once the contribution percentages are determined at loan inception, no adjustment can be made subsequently. A majority of the Safeguard Program contributions are collected upfront and segregated in a designated account as restricted cash. Contributions that are collectible from subsequent repayments are less substantial. Approximately 1% to 2% of subsequent loan repayments are segregated into a restricted cash account.

We maintain a Safeguard Program for the benefits of the borrowers and investors of lifestyle loans on its marketplace. The investors may choose whether or not they wish to opt into the program. Investors who opt into the Safeguard Program bear their own financial risk and may suffer a loss if the restricted cash balance plus the subsequent cash receipts from Safeguard Program asset are exhausted. The Safeguard Program is payable on a first-loss basis. Payouts from the Safeguard Program are made to investors in the order of default date until the restricted cash balance goes to nil, even though there may still be investors covered by the Safeguard Program. Taking into account of the available funds in the Safeguard Program and all future Safeguard Program contributions from existing loans, as of December 31, 2017 and 2018, the maximum potential amount, as determined under ASC Topic 460, payable to the lenders participating in the Safeguard Program in relation to the existing loans is estimated to be US$20,038 thousand and nil respectively. The approximate term of the Safeguard Program was 18 months, 22 months and 20 months as of December 31, 2016, 2017 and 2018, respectively.

In July 2017, the local financial regulator issued a Notice of Special Rectification regarding Internet Finance, or the Notice, which required us to modify certain aspects of our operations. The Notice stated that our Safeguard Program did not comply with the restriction on provision of “credit enhancement service”. In response to this, effective February 2018, we ceased operating and providing our Safeguard Program.

Recently Issued Accounting Standards

Refer to Note 2 of the notes to audited financial statements included in this Form 20-F for information related to recent accounting pronouncements.

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated.  This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.  Our historical results presented below are not necessarily indicative of the results of any future periods.

	For December the Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
	(in thousands)
Revenue
Transaction and service fees (net of customer acquisition incentives)	55,891	91,621	70,615
Other revenue	1,092	1,156	4,285
	56,983	92,777	74,900
Net interest income/(expense)	—	—	555
Provision for loan losses	—	13	(3,969)
Discretionary payments	—	(4,576)	(4,605)
Business related taxes and surcharges	(1,122)	(503)	(262)
Net revenue	55,861	87,711	66,619
Operating expense
Servicing expenses	(13,889)	(13,651)	(10,342)
Sales and marketing expenses	(29,954)	(45,341)	(34,669)
General and administrative expenses	(36,742)	(54,121)	(72,324)
Product development expenses	(8,630)	(11,642)	(15,994)
Total operating expenses	(89,215)	(124,755)	(133,329)
Other income (expense)
Other income (expense), net	(9)	508	1,253
Loss before income tax expense	(33,363)	(36,536)	(65,457)
Income tax expense	(3)	(113)	(1,072)
Net loss	(33,366)	(36,649)	(66,529)
Accretion on Series A convertible redeemable preferred shares to redemption value	(288)	(96)	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(1,621)	(540)	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(4,468)	(2,232)	—
Deemed dividend to Series C convertible redeemable preferred shares at modification of Series C convertible redeemable preferred shares	(635)	—	—
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	—	(82,034)	—
Net loss attributable to ordinary shareholders	(40,378)	(121,551)	(66,529)
Net loss	(33,366)	(36,649)	(66,529)
Foreign currency translation adjustment, net of nil tax	(1,885)	170	944
Comprehensive loss	(35,251)	(36,479)	(65,585)

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

Our net revenue decreased by US$21.1 million from US$87.7 million in the year ended December 31, 2017 to US$66.6 million in the year ended December 31, 2018.  This decrease was mainly due to the decline in the number of loans facilitated on our legacy marketplace lending platform as we began to wind down its operations.

Transaction and service fees (net of customer acquisition incentives) reduced from 91.6 million to 70.6 million for the years ended December 31, 2017 and 2018, respectively

Operating expenses

Our total operating expenses increased by 6.8%, or US$8.5 million, from US$124.8 million in the year ended December 31, 2017 to US$133.3 million in the year ended December 31, 2018.  Our servicing expenses were US$13.7 million and US$10.3 million in the years ended December 31, 2017 and 2018.  Our sales and marketing expenses decreased by 23.4%, or US10.6 million, from US$45.3 million in the year ended December 31, 2017 to US$34.7 million in the year ended December 31, 2018.  This decrease was due to a reduction of salaries paid to staff. Our general and administrative expenses increased by 33.6%, or US$18.2 million, from US$54.1 million in the year ended December 31, 2017 to US$72.3 million in the year ended December 31, 2018.  This increase was mainly due to collection fees increases, bad debt provisions.  Our product development expenses increased by 37.9%, or US$4.4 million, from US$11.6 million in the year ended December 31, 2017 to US$16.0 million in the year ended December 31, 2018.  This increase was mainly due to our efforts to transition into new business per regulatory requirements.

Deemed dividend to Series C convertible redeemable preferred shares

We incurred a deemed dividend to Series C convertible redeemable preferred shares upon the IPO in the amount of US$82.0 million in the year ended December 31, 2017, compared to US$0 in the year ended December 31, 2018.

Net loss

As a result of the foregoing, we had net loss of US$36.6 million in the year ended December 31, 2017, and incurred a net loss of US$66.5 million in the year ended December 31, 2018.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from operations and the issuance of preferred shares and convertible notes in private placements.  We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.

We incurred losses from operations of US$33.4 million, US$36.6 million and US$66.5 million for the years ended December 31, 2016, 2017 and 2018, respectively.  As of December 31, 2017 and 2018, we had shareholders’ equity (deficit) of $59.0 million and US$0.9 million, respectively.  We had negative cash flows from operating activities for the years ended December 31, 2016, 2017 and 2018.  The net cash used in operating activities was US$25.9 million, US$3.7 million and US$36.6 million for the years ended December 31, 2016, 2017 and 2018, respectively.  As of December 31, 2017 and 2018, we had cash and cash equivalents of US$94.9 million and US$33 million, respectively, and other current assets of US$7.6 million and US$6.1 million, respectively.  We regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances and accessible credit to meet our liquidity requirements in the short and long term.

We anticipate further losses in winding down of our legacy marketplace lending platform and the transition to our new business.  Accordingly, there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Our management intends to finance operating costs over the next twelve months.

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

The table below sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
	(in thousands)
Net cash provided by/(used in) operating activities	(25,945)	(3,701)	(36,635)
Net cash used in investing activities	(3,087)	(2,190)	(2,762)
Net cash provided by financing activities	24,002	84,677	—
Net increase/(decrease) in cash and cash equivalents	(5,267)	77,886	(40,692)
Cash and cash equivalents-beginning of period	36,935	31,668	109,554
Cash and cash equivalents-end of period	31,668	109,554	68,862

Operating Activities

Net cash used in operating activities was US$36.6 million in the year ended December 31, 2018. This was primarily due to our net loss of US$66.5 million. The company had to shrink its P2P business size per regulatory requirement. So 2018 total revenue decreased by 19% from 2017 base. Out of that, we need to use our operating fund to compensate for the lenders’ loss due to regulatory policy change. Meanwhile, due to hugely reduced business size, we had to tremendously cut down headcounts, which cost large amount of compensation costs. In order to survive and transfer to new business mode, the company had to invest more heavily into product development expenses.

Net cash used in operating activities was US$3.7 million in the year ended December 31, 2017.  This cash outflow was primarily due to our net loss of US$36.6 million, which was offset by changes in net working capital of US$26.1 million.

Net cash used in operating activities was US$25.9 million in the year ended December 31, 2016.  This cash outflow was primarily due to a net loss of US$33.4 million.  This impact was partially offset by non-cash items of US$2.7 million, an increase in accrued liabilities of US$0.8 million, and a decrease in investments held for trading of US$2.8 million.

Investing Activities

Net cash used in investing activities was US$2.8 million for the year ended December 31, 2018.  This cash outflow was primarily due to purchase of assets

Net cash used in investing activities was US$2.2 million for the year ended December 31, 2017.  This cash outflow was primarily due to the purchase of equipment, fixtures and software.

Net cash used in investing activities was US$3.1 million for the year ended December 31, 2016.  This cash outflow was primarily due to the purchase of equipment and software.

Financing Activities

Net cash provided by financing activities was US$0 for the year ended December 31, 2018.

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

Capital Expenditures

Our capital expenditures have primarily related to lease improvements and the purchase of office equipment.  We did not incur significant capital expenditures in 2016, 2017 or 2018.

Holding Company Structure

Our company is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entity and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory reserves restricted which represented the amount of net assets of our relevant subsidiaries in PRC not available for distribution were US$10.9 million and US$9.5 million as of December 31, 2017 and 2018, respectively.

C.	Research and Development

We are a technology-driven company, and we have made and will continue to make substantial investment in research and development of proprietary and innovative technology and know-how to operate our marketplace.  This team is responsible for developing and implementing the proprietary technology for our marketplace.  For the years ended December 31, 2016, 2017 and 2018, our product and development expenses were US$8.6 million, US$11.6 million and US$16.0 million, respectively, of which US$3.4 million, US$8.4 million and US$9.1million, respectively, was comprised of expenses related to research and development activities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.	Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2018.

F.	Contractual Obligations

We have entered into non-cancellable operating leases covering various facilities.  The table below sets forth our future minimum lease payments under these non-cancellable leases:

	Payments due by period
	Total	2019	2020-2021	Thereafter
Operating lease obligations (US$’000)	4,673	3,672	1,001	—

We recorded rental expenses of US$6.7 million, US$6.1 million and US$5.7million in the consolidated statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018, respectively.

As of each of December 31, 2016, 2017 and 2018, we did not have significant capital and other commitments, long-term obligations, or guarantees other than those relating to the Safeguard Program as disclosed elsewhere in this prospectus.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position with the Company
Executive Officers:
Dr. Zhengyu (Zane) Wang	61	Chairman and chief executive officer
Steven Foo	47	Chief financial officer director
Dr. Po Wang	49	Executive vice president
Directors:
Russell Krauss	59	Vice chairman
Douglas L. Brown	64	Independent non-executive director
Edward Yan	48	Independent non-executive director

Executive Officer Biographies

Dr. Zhengyu (Zane) Wang founded our company and holds the positions of chairman and chief executive officer.  Dr. Wang was our co-chief executive officer from September 2018 to October 2019.  Dr. Wang also advised the PBOC on the creation of the National Credit Bureau from 2003 to 2005.  Before founding our company, Dr. Wang was the Head of Analytics at Sears Credit from 1995 to 2000, where he oversaw the creation of a credit data warehouse, developed credit scoring models using credit bureau data, and implemented analytically driven consumer credit borrower acquisitions and portfolio management strategies.  Dr. Wang received his Ph.D. in Statistics from the University of Illinois, and his Master of Science degree from the University of Illinois at Chicago.

Steven Foo has served as our chief financial officer since April 2019.  Mr. Foo brings over 20 years of investment and financing experience as well as financial management and restructuring work experience in Asia. Previously, Mr. Foo served as a member of the Board of Directors and Chief Financial Officer of Hebron Technology. Prior to that, he worked as Chief Operating Officer of Legg Mason Asset Management (Asia), served as CFO of Asia Pacific for London Asia Capital Plc, was an Investment Analyst at Deutsche Bank Alex Brown, and served as the Director of Asia Pacific for International Alliance Associates (IAA), the New York-based private equity placement agent and cross-border strategic advisory firm. Mr. Foo is a Fellow Chartered Accountant and Certified Public Accountant (CPA). In addition to his experience in SEC compliance, Mr. Foo has extensive leadership experience in strategy, financial management and capital markets.

Dr. Po Wang has served as our executive officer and board member since October 2019, and was our co-chief executive officer from June to October 2019. He currently serves as our Executive vice president, New Ventures. From October to November 2019, he served as our Co-Chief Executive Officer. Prior to that he was a serial entrepreneur, innovative thinker, and avid investor. He founded BundleRank, Inc. in 2004 to deliver advanced analytics services to businesses with marketing and risk management solutions. He also co-founded and served as co-CEO and advisor to several Fin-tech companies in China. He has multiple years of experiences in the financial industry in the US, served in the capacities of Vice President of Marketing for JPMorgan Chase Bank, and Vice President of Risk Management for Citibank. He has a Ph.D. from the Johns Hopkins University, and a B.A. from Peking University.

Directors Biographies -

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

Russell Krauss served as our co-chief executive officer from September 2018 to June 2019, vice-chairman from September 2018, and prior to that served as an independent non-executive director on our board since October 2016.  Previously, Mr. Krauss served as a Senior Vice President, Accounts and Business Operations for DXC Technology from 2017 to 2018.  In that role, he was responsible for enterprise-wide operations, acted as chief client officer and oversaw top accounts for the $24 billion business.  Prior to that, he was vice president and managing director for several of EDS’ (and then HP’s) largest businesses where he drove significant value for both clients and shareholders through major transformation initiatives.  Prior to that, Mr. Krauss was vice president and CIO for the New York Power Authority, the largest non-federal utility in the U.S.  He led the Y2K transition of one of the nation’s “Top 10 Critical Infrastructure” entities and was the executive responsible for a $1.4 billion divestiture of the Nuclear Generation business—the largest transaction of its kind in U.S. history.  Krauss has served as business leader and division CIO in Westinghouse Electric Corporation and United Technologies Corporation.  He received his MBA from the University of New Haven and bachelor’s degree in Computer Science from State University, New York.

Edward Yan joined the Board of China Rapid Finance as an independent director in April 2019. He serves as Chairman of Audit Committee, and Member of Compensation Committee. Mr. Yan is the founder and managing director of Sirius Capital, which is a Private Equity investment firm in the United States, and is also the general manager of Forward Capital in Beijing, China. Mr. Yan has significant experience in private equity and venture capital investments, real estate development, as well as in the telecommunication and high-tech industries. Mr. Yan received his master’s degree in Computing Science from Simon Fraser University in Canada, and his bachelor’s degrees in Automation Engineering and Business Administration from Tsinghua University in China.

B.	Compensation

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately US$1.06 million in cash to our directors and executive officers and granted an aggregate of 45,320 restricted share units to our directors and executive officers. There have been no other types of securities granted to directors and executive officers (e.g., options) since 2018. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Term and Termination

We may terminate Dr. Zane Wang’s employment for cause, at any time, without advance notice or remuneration other than accrued salary and vacation, for certain acts, including (i) felony conviction, (ii) engagement in conduct constituting larceny, theft, embezzlement or conversion of our funds, or any other act involving the misappropriation of our funds, and (iii) a material breach of the employment agreement that is uncured.  Dr. Zane Wang’s executive employment agreement provides that we may also terminate Dr. Zane Wang’s employment without cause.  In such case of termination by us, we will provide Dr. Zane Wang with (i) severance payments equal to his base salary in effect on the date of termination for a twelve-month period thereafter, which is referred to as the severance period, and (ii) any performance bonus he would have been entitled had he remained in our employ, only if he complies with certain obligations during the severance period, including the execution of a release of claims arising out of the employment relationship.  Dr. Zane Wang’s employment agreement also permits him to terminate the employment upon certain acts of “good reason,” which include (i) a material diminution of title, authority or responsibilities, (ii) a material breach by us of the employment agreement that is not cured, (iii) a failure of Dr. Zane Wang to be elected or re-elected to our board of directors and (iv) in the instance of a change in control, where the surviving entity does not assume the terms of the employment agreement.  In a termination for “good cause,” Dr. Zane Wang is entitled to those benefits he would have received upon a termination without cause.

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

Share Incentive Plans

Employee Incentive Share Agreements

From 2005 to 2016, we entered into Employee Incentive Share Agreements, or EISAs, with various employees.  As of March 31, 2019, 5,248,386 incentive shares were granted under the EISAs, 3,052,942 of which were fully vested, 199,500 of which were non-vested and 1,995,944 of which had been forfeited.  The EISAs provide that the incentive shares vest according to vesting schedules contained in the EISAs.  Incentive shares granted under the EISAs are subject to a reserve amount per share, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of the incentive shares.  Vested incentive shares, other than those held by the Class B Holders at the time of the IPO, convert to Class A ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, and vested incentive shares held by the Class B Holders at the time of the IPO convert to Class B ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, provided that no fractional shares are issued.

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

Advisory and Incentive Share Agreements

Between 2005 and 2015, we granted incentive shares pursuant to the terms of Advisory and Incentive Share Agreements, or AISAs, to certain advisors in exchange for services they provided to us in accordance with an obligations agreement.  As of March 31, 2019, 1,314,198 incentive shares were granted under the AISAs, all of which were fully vested.  More than 88% of the incentive shares granted under the AISAs were granted and became fully vested prior to 2012.  Under the AISAs, the incentive shares become vested according to a vesting schedule contained therein.  Holders forfeit their unvested incentive shares (i) if they are terminated for cause, (ii) if the AISA is terminated by reason of the relevant holder’s death or disability or (iii) if the holders decide to terminate the AISA.  All incentive shares, whether vested or unvested, are forfeited if the holder of the incentive shares breaches its obligations under its Obligations Agreement. Incentive shares granted under the AISAs are subject to a reserve amount per share, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of the incentive shares.  Transfers of the incentive share recipient’s rights and obligations under the AISAs are null and void.

Pursuant to AISAs, vested incentive shares, other than those held by the Class B Holders at the time of the IPO, convert to Class A ordinary shares at a 1:1 conversion rate, subject to payment of the reserve amount, and vested incentive shares held by the Class B Holders at the time of the IPO convert to Class B ordinary shares at a 1:1 conversion rate, subject to payment of the reserve amount, provided that no fractional shares are issued.

We no longer issue any additional incentive shares under the AISAs.  The AISAs will remain in effect only to the extent that they govern the rights and obligations of the holders of non-vested Class A and Class B ordinary shares, which were previously non-vested incentive shares under the AISAs.

The following table summarizes, as of October 31, 2019, the outstanding incentive shares granted pursuant to the EISAs and AISAs to certain officers, directors, employees and consultants.

Name	Class A Ordinary Shares Underlying Outstanding Incentive Shares	Class B Ordinary Shares Underlying Outstanding Incentive Shares	Reserve Price (US$/Share)	Date of Grant	Date of Expiration
Dr. Zhengyu (Zane) Wang	—	175,000	$0.54957	6/4/07	N/A
	—	40,704	$1.07890	5/28/08	N/A
	—	125,000	$1.07890	1/12/12	N/A
	—	300,000	$1.07890	1/31/13	N/A
	—	300,000	$1.07890	1/31/14	N/A
Other Individuals as a Group	5,621,880	—	various*	various**	N/A

*	From $0.54957 to $1.07890.
**	From November 15, 2005 to January 31, 2015.

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

2016 Equity Incentive Plan

Our 2016 Equity Incentive Plan was adopted on January 15, 2016 to attract and retain the best available personnel for positions of responsibility, provided additional incentive to employees and service providers and promote the success of our business.  The equity incentive plan provided for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and any of our subsidiaries’ employees (including officers and inside directors), and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted share units, performance units and performance shares to our employees, directors and consultants.

The following table summarizes, as of October 31, 2019, the outstanding options under the 2016 Equity Incentive Plan granted to our current directors, executive officers and other individuals as a group.

Name	Class A Ordinary Shares Underlying Outstanding Options	Class B Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration*
Dr. Zhengyu (Zane) Wang	—	80,437	$19.9782	11/10/16	11/10/21
Steven Foo	220,000	—	$1.07	3/28/19	3/28/29
Other Individuals as a Group	1,800,000	—	various**	various***	various****

*	Options remain exercisable for three months following the termination of the option holder.
**	From $0.0001to $26.6400.
***	From January 31, 2016 to October 31, 2019.
****	From January 31, 2026 to February 28, 2029.

The following table summarizes, as of October 31, 2019, the outstanding restricted share units under the 2016 Equity Incentive Plan granted to our current directors, executive officers and other individuals as a group:

Name	Class A Ordinary Shares Underlying Outstanding Restricted share units	Class B Ordinary Shares Underlying Outstanding Restricted share units	Date of Grant	Date of Expiration
Douglas L. Brown	11,330	—	1/31/18	N/A
	7,729	—	1/1/18	N/A
	500,000	—	8/13/19	N/A
Edward Yan	500,000	—	8/13/19	N/A
Russell Krauss	11,330	—	1/31/18	N/A
	48,690	—	1/31/18	N/A
	7,729	—	1/22/19	N/A
	200,000	—	04/04/19	N/A
	200,000	—	8/13/19	N/A
Steven Foo	200,000	—	8/13/19	N/A
Other Individuals as a Group*	3,852,900	—	Various**	N/A

*	Some of such restricted share units have an exercise price of $1.0789 per restricted share unit.
**	From March 31, 2018 to October 31, 2019.

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

Performance Awards.  Awards of performance units or shares may be granted to employees and other service providers by the administrator.  The performance units or shares will have an initial value established by the administrator on or before the date of grant.  The administrator will set the performance objectives for vesting or exercise, which, depending on the extent to which the objectives are met, will determine the number or value of performance units or shares that will be paid out to participants.  To the extent the administrator desires that the award qualify as performance-based compensation under Section 162(m) of the Code, vesting will be subject to satisfaction of one or more of the following performance goals:  (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (viii) profit/loss or profit margin; (ix) working capital; (x) return on equity or assets; (xi) earnings per share; (xii) total shareholder return; (xiii) price/earnings ratio; (xiv) debt or debt-to-equity; (xv) accounts receivable; (xvi) write-offs (xvii) cash; (xviii) assets; (xix) liquidity; (xx) operations; (xxi) borrowers; (xxii) investors; (xxiii) strategic partners; (xxiv) mergers or acquisitions; (xxv) loans facilitated; (xxvi) product offerings; and/or (xxvii) stock price.  Any criteria used may be measured, as applicable, (a) in absolute terms, (b) in relative terms (including but not limited to, the passage of time and/or against other companies or financial metrics), (c) on a per share and/or share per capita basis, (d) against our performance as a whole or against particular entities, segments, operating units or our products and /or (e) on a pre-tax or after tax basis.

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

Compensation Consultant

Our board of directors is authorized to engage its own independent consultant to advise it with respect to executive compensation matters. While the board of directors may rely on external information and advice, the decisions made by the board of directors may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time. Our board of directors retained Farient Advisors as a compensation consultant. Farient Advisors was paid an aggregate amount of $140,000 for its services.

C.  Board Practices

Our board of directors consists of six directors, including three executive directors and three non-executive directors.  The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association.  Our directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.  A director is not required to hold any shares in our company to qualify to serve as a director.

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

Audit Committee.  Our audit committee consists of Messrs.  Brown and Yan and is chaired by Mr. Yan. Messrs. Brown and Yan each satisfy the “independence” requirements of the NYSE listing rules of and meet the independence standards under Rule 10A-3 under the Exchange Act.  We have determined that Mr. Yan qualifies as an “audit committee financial expert.”  The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  The audit committee is responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Messrs. Brown and Yan and is chaired by Mr. Brown. Messrs. Brown and Yan each satisfy the “independence” requirements of the listing rules of the NYSE.  The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.  Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon.  The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Messrs. Yan and Brown, and is chaired by Mr. Brown. Messrs. Yan, and Brown each satisfy the “independence” requirements of the listing rules of the NYSE.  The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees.  The nominating and corporate governance committee is responsible for, among other things:

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

We had 3,119, 3,411 and 2,530 full-time employees as of December 31, 2016, 2017 and 2018, respectively. The decrease from December 31, 2017 to December 31, 2018 was mainly due to the decrease in our number of data verification centers in the ultimate elimination of our offline operations.  As of December 31, 2018, we had 118 temporary employees, which included part-time employees.  None of our employees are represented by a labor union.  We have not experienced any work stoppages, and we consider our relations with our employees to be good.  The following table sets forth the number of our full-time employees categorized by function as of December 31, 2018:

Function	Number of Employees	% of Total
Product Development and Operation	658	26%
Information Technology	181	7%
Risk Management	105	4%
General Administration	202	8%
Data Verification Centers	1,094	43%
Investor Service Centers	290	11%
Total	2,530	100.0%

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

As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund.  We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.  As we wind down our legacy marketplace lending platform business and transitioning into our new business, we anticipate the number of employees will continue to drop, lifestyle and consumption loans operations will be completely regrouped into loan repayment and collection services and our legacy wealth management function will be converted into investor service centers.

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

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of October 31, 2019, by:

•	each of our current directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 71,715,707 ordinary shares (including 65,719,774 Class A ordinary shares and 5,995,933 Class B ordinary shares) outstanding as of October 31, 2019.

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

Unless otherwise noted, the business address for each beneficial owner is 2nd Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China.

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power
	Number	%(1)	Number	%(2)	%(3)
Directors and Executive Officers:
Dr. Zhengyu (Zane) Wang(4)	—	*	3,939,658	65.7	31.3
Russell Krauss(5)	561,824	*	—	*	*
Steven Foo(6)	220,000	*	—	*	*
Douglas L. Brown(7)	516,863	*	—	*	*
Edward Yan(8)	625,423	*	—	*	*
Dr. Po Wang(9)	200,000	*	—	*	*
All directors and executive officers as a group(10)	2,124,110	1.7	3,939,658	65.7	33.0
Principal Shareholders:
DLB CRF Holdings, LLC(10)	10,427,239	15.9	—	*	8.3
United Investment Holding Company Limited(12)	3,517,444	5.4	—	*	2.8

*	Less than 1%.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group by the sum of the total number of Class A ordinary shares outstanding, which is 65,719,774 Class A ordinary shares as of October 31, 2019, plus the number of Class A ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after October 31, 2019.  We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares.  Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(2)

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class B ordinary shares outstanding, which is 5,995,933  Class B ordinary shares as of shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after October 31, 2019, plus the number of Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after October 31, 2019.  We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares.  Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(3)

For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group as of October 31, 2019 with respect to all of our outstanding Class A and Class B ordinary shares as one class as of October 31, 2019.  Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters subject to a shareholder’s vote.  Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.  The total voting power of the Class B Holders is limited.  See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

(4)

Represents (i) 3,879,331 Class B ordinary shares currently held by the reporting person and (ii) 60,327 Class B ordinary shares that such person has the right to acquire upon the exercise of options, warrants or other rights within 60 days after October 31, 2019.

(5)

Represents (i) 255,577 Class A ordinary shares underlying vested restricted share units, all of which are held by Mr. Krauss, (ii ) 12,172 Class A ordinary shares underlying restricted share units that such person has the right to acquire upon the exercise of options, warrants or other rights within 60 days after October 31, 2019, (iii) 200,000 Class A ordinary shares that such person has the right to acquire after the company files its 2018 20F, and (iiii) 94,075 Class A ordinary shares held by Mr. Krauss in Mr. Krauss’s private account.

(6)

Represents (i) 20,000 Class A ordinary shares that such person has the right to acquire upon the exercise of options, warrants or other rights within 60 days after October 31, 2019, and (ii) 200,000 that such person has the right to acquire after the company files its 2018 20F

(7)

Represents (i) 3,000 Class A ordinary shares held by Patricia T. Brown, the wife of Mr. Brown, (ii) 496 Class A ordinary shares held by Mr. Brown, (iii) 13,394 Class A ordinary shares underlying vested restricted share units held by Mr. Brown, and (iiii) 500,000 Class A ordinary shares that such person has the right to acquire after the company files its 2018 20F.

(8)

Represents (i) 125,423 Class A ordinary shares held by Lu Xian, the wife of Mr. Yan, and (ii)500,000 Class A ordinary shares that such person has the right to acquire after the company files its 2018 20F.

(9)	Represents 200,000 Class A ordinary shares that such person has the right to acquire after the company files its 2018 20F.
(10)

Represents ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon the conversion of incentive shares and upon exercise of options within 60 days of October 31, 2019.

(11)

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

(12)

The information with respect to the holdings of United Investment Holding Company Limited (“United”) is based solely on Schedule 13G filed on March 7, 2018 by United. United has the sole power to dispose or to direct the disposition of all of such shares. United has the sole power to direct the vote all such shares. The address for United is Bonham Trade Center,50 Bonham Strand, Sheung Wan, HK.

To our knowledge, on the same basis of calculation as above, approximately 61.7% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Citibank, N.A., which held 40,545,850 Class A ordinary shares represented by 40,545,850 ADSs.  The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions with Directors and Officers

Jade Capital Management LLC, or Jade Capital, jointly owned by our former directors, Andrew Mason and Gary Wang, previously assisted us and our subsidiaries on an on-going basis with respect to our business development, private investor and advisor communication, financial accounts, tax reporting and U.S. administration.  We previously paid Jade Capital an administration fee of $10,000 per month for such services.  Such payments ended as of the date of our IPO.

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

Our fourth amended and restated memorandum and articles of association, which became effective immediately following our IPO, provides for two classes of shares, the Class A ordinary shares and Class B ordinary shares.  Our authorized share capital is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprised of (1) 450,000,000 Class A ordinary shares of a par value of $0.0001 each, and (2) 50,000,000 Class B ordinary shares of a par value of $0.0001 each.  As of October 31, 2019, we had 65,719,774 Class A ordinary shares and 5,995,933 Class B ordinary shares issued and outstanding.  Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the ADSs or ordinary shares may be subject to tax in the PRC, as described under “—People’s Republic of China Taxation.” If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our ADSs or ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our ADSs or ordinary shares, and if you are eligible for the benefits of the Treaty, you generally may treat such gain as foreign-source income. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

Based on the projected composition of our assets and income, we believe we are not currently a PFIC and we do not anticipate becoming a PFIC for our taxable year ending December 31, 2019. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we are not a PFIC and will not be a PFIC for our taxable year ending December 31, 2019 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

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

For information on subsidiaries, see “Item 4. Information on the Company—C.  Organizational Structure” and Note 1 to our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 included in “Item 18.  Financial Statements” and Exhibit 8.1 to this annual report.

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

Interest Rate Risk

Our exposure to interest rate risk partially relates to the interest income associated with micro-credit loans provided by Haidong.  We generated interest income associated with micro-credit loans provided by Haidong in the amount of US$175,000, US$140,506 and US$176,219  in 2016, 2017 and 2018, respectively.  In addition, we generated interest income on our interest-bearing bank deposits, in the amount of US$29,000, US$15,850 and US$134,320 in 2016, 2017 and 2018.  Interest-earning instruments carry a degree of interest rate risk.  We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates.  However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.  In 2018, we received approximately US$ 1.69 million in reimbursements relating to the ADS facility from the depositary.

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

We applied the proceeds from our IPO, as disclosed in our F-1 Registration Statement, to acquire more EMMA customers to further penetrate our total addressable market, test and roll-out additional products to meet the lifetime credit needs of EMMAs and invest in our technology platform and for general corporate purposes, including working capital, operating expenses and capital expenditures. All of the IPO offering proceeds have been used to fund our business.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 20-F.

Based on such evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2018, we did not maintain effective disclosure controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2018.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report on Internal Control over Financial Reporting of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on Internal Control over Financial Reporting of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2018.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of December 31, 2017 and the results of our operations and our cash flows for each of the two years in the period ended December 31, 2017, we and our predecessor independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of December 31, 2018 and the results of our operations and our cash flows for the year ended December 31, 2018, we and our successor independent registered public accounting firm determined these three material weaknesses remain as of December 31, 2018, and identified additional two material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified by us and our predecessor independent registered public accounting firm related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; and (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions. In preparing our consolidated financial statements for the years ended December 31, 2018, we and our successor independent registered public accounting firm determined these three material weaknesses remain as of December 31, 2018, and identified additional two material weaknesses in our internal control over financial reporting. The additional material weaknesses identified by us and our successor independent registered public accounting firm related to:; (iv) a lack of adequate control procedures to ensure compliance with provisions of relevant regulations to prevent the Company from using personal bank accounts for its operation; and (v) inadequate controls with respect to the maintenance of sufficient documentation for nonrecurring transactions. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Remediation of Material Weaknesses

To remediate our identified material weaknesses, we intend to adopt several measures to improve our internal control over financial reporting, including (i) hiring more qualified accounting personnel, including a financial controller, with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls; (iv) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process; (v) setting up and maintaining a control process for the accounting implication assessment of all significant payment transactions, particularly those that are non-routine; (vi) setting up and maintaining a control process for maintaining all supporting documentation regarding non-routine transactions; (vii) updating the approval requirements for non-routine  transactions to ensure that they match our transaction approval policies in place on our other accounts; and (viii) partnering with third party service providers and a custodian bank to assist with borrower bank account management.

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2019. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

ITEM 16.

A.	Audit Commitee Financial Expert

Our board of directors has determined that Mr. Edward Yan, an independent director (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

B.	Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in July 2017. We have posted a copy of our code of business conduct and ethics at https://www.sec.gov/Archives/edgar/data/1346610/000119312517105710/d146303dex991.htm .

CRF has not granted a waiver, including an implicit waiver, from a provision of the code of ethics to a principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, for the periods indicated.

	2017		2018
	(in thousands)
Audit fees(1)	US$	1,020	US$	522
Audit-related fees(2)	US$	—	US$	—
Tax fees(3)	US$	—	US$	—

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

The policy of our audit committee is to pre-approve all audit and non-audit services  including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

D.	Exemptions From the Listing Standards for Audit Commitees

Not applicable.

E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

F.	Change in Registrant’s Certifying Accountant

On September 30, 2019, we dismissed PricewaterhouseCoopers Zhong Tian LLP, or PwC, and engaged Shandong Haoxin Certified Public Accountants Co., Ltd., or Haoxin, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the years ended December 31, 2018.

The decision to authorize the dismissal of PwC and the engagement of Haoxin was recommended by our Audit Committee and approved by our Board of Directors.

PwC’s report on our consolidated financial statements as of and for the years ended December 31, 2016 and 2017 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the years ended December 31, 2016 and 2017, and through September 30, 2019, we did not have any disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on our consolidated financial statements for the years ended December 31, 2016 and 2017.

During each of the years ended December 31, 2016 and 2017, and through September 30, 2019, there were no “reportable events”, as defined below, requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F, other than as disclosed in this Item 16F. As previously disclosed in our annual report on Form 20-F for the year ended December 31, 2017, prior to our initial public offering in April 2017, we were a private company with limited accounting personnel and other resources with which to address our internal controls. Our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting.

In the course of auditing our consolidated financial statements for the year ended December 31, 2017, three material weaknesses in internal control over financial reporting were identified, specifically: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals;  and (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions. These material weaknesses remain as of December 31, 2018 and September 30, 2019.

Prior to the dismissal, PwC has advised us that it preliminarily believed that a going concern explanatory paragraph was required for the audit report for our financial statements for the year ended December 31, 2018.

Prior to the dismissal, in the course of auditing our consolidated financial statements for the year ended December 31, 2018, PwC was unable to obtain sufficient evidence verifying certain revenue recognized by Qianhaishuliang Technology (Shenzhen) Co.Ltd. (QHSL) conducted through the personal bank accounts of certain then employees of QHSL, amounting to US$2.6 million, PwC has advised us that absent reliable and adequate evidence of the bona fides, nature and extent of these transactions, this issue could present a scope limitation on its ability to complete the audit. PwC also advised the Company that the lack of sufficient evidence to support the bona fides, nature and extent of the transactions also indicates internal control deficiencies exist within the Company but it had not completed the evaluation of such control deficiencies. It further advised that it believed that such deficiencies constituted at least significant deficiencies and may even rise to the level of material weaknesses.

Prior to the dismissal, in the course of auditing our consolidated financial statements for the year ended December 31, 2018, PwC advised the Company that it had identified several material adjustments to the financial information for the quarters ended March 31, June 30 and September 30, 2018 previously released by the Company.  These adjustments  relate to (i) accounting treatment on transition from the previous Safeguard Program to the loyalty incentive program for lifestyle loan in February 2018 (i.e., recognition of the termination of the previous Safeguard Program, and recognition of the new loyalty incentive program as refund liability), (ii) recognition of lenders' virtual accounts' funds held in custodian banks as restricted cash on balance sheet, which were previously treated as off-balance sheet items, (iii) accounting for coupon expenses paid to investors as a deduction of revenue instead of sales and marketing expenses, and (iv) consolidation of QHSL beginning in the second half of 2018. As of the date of its dismissal, PwC had not completed the evaluation of the impact of these adjustments to the consolidated financial statements for the year ended December 31, 2018.

The matters described above constitute reportable events.  Our Audit Committee has discussed each reportable event above with PwC and we authorized PwC to respond fully to the inquiries of Haoxin concerning these reportable events.

For purposes of this Item 16F, the term “reportable events” means any of the following events:

(A) The accountant’s having advised the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist;

(B) The accountant’s having advised the registrant that information has come to the accountant’s attention that has led it to no longer be able to rely on management’s representations, or that has made it unwilling to be associated with the financial statements prepared by management;

(C) (1) The accountant’s having advised the registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant’s attention during the time period covered by Item 16F(a)(1)(iv), that if further investigated may: (i) Materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or (ii) Cause it to be unwilling to rely on management’s representations or be associated with the registrant’s financial statements; and (2) Due to the accountant’s resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

(D)(1) The accountant’s having advised the registrant that information has come to the accountant’s attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and (2) Due to the accountant’s resignation, dismissal or declination to stand for reelection, or for any other reason, the issue has not been resolved to the accountant’s satisfaction prior to its resignation, dismissal or declination to stand for re-election.

We provided a copy of this disclosure to PwC and requested that PwC furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of PwC’s letter dated November 13, 2019 is attached herewith as Exhibit 16.1.

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

4.3

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

4.6*	Cooperation Agreement Between China Rapid Finance Limited and Hongkong Outjoy Education Technology Co., Ltd. dated Jun 17, 2019

4.7*	Share Subscription Agreement Between China Rapid Finance Limited and Hongkong Outjoy Education Technology Co., Ltd. dated Jun 17, 2019

4.8*	Warrant To Purchase Class A Ordinary Shares of China Rapid Finance Limited dated June 17, 2019

4.9*	China Rapid Finance Announces Strategic Transaction with Tianjin Baidayi Management Consulting Limited

8.1*	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd.
15.3*	Consent of Hansheng Law Offices

16.1*	Letter dated November 13, 2019 from PricewaterhouseCoopers Zhong Tian LLP, pertaining to the change in independent public accounting firm

*	Filed herewith

**	Furnished herewith

***	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA RAPID FINANCE LIMITED

By:	/s/ Dr. Zhengyu (Zane) Wang
Name: Dr. Zhengyu (Zane) Wang
Title: Chief Executive Officer, Chairman and Executive Director

By:	/s/ Steven Foo
Name: Steven Foo
Title: Chief Financial Officer

Date:	November 13, 2019

CHINA RAPID FINANCE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Rapid Finance Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of China Rapid Finance Limited and its subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of comprehensive income (loss), of changes in shareholders’ equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to retrospectively apply the change in accounting standards for statement of cash flows restate the 2016 and 2017 consolidated statements of cash flows, as described in Note 2(aa). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2016 and 2017 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2016 and 2017 consolidated financial statements taken as a whole.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered substantial losses from operations in previous years, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it presents consolidated statement of cash flow in 2018.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Shandong Haoxin Certified Public Accountants Co., Ltd.

Weifang, the People’s Republic of China

13 November, 2019

We have served as the Company’s auditor since 2019.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Rapid Finance Limited:

Opinion on the Financial Statements

We have audited the consolidated balance sheet of China Rapid Finance Limited and its subsidiaries (the “Company”) as of December 31, 2017, and the related consolidated statements of comprehensive income (loss), of changes in shareholders’ deficit and of cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively apply the change in accounting standards for the consolidated statement of cash flows described in Note 2(aa). In our opinion, the consolidated financial statements, before the effects of the adjustments described in Note 2(aa), present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America (the financial statements for each of the two years in the period ended December 31, 2017 before the effects of the adjustments discussed in Note 2(aa) are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting standards described in Note 2(aa) and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

30 April, 2018

We served as the Company's auditor from 2015 to 2019

CHINA RAPID FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(US$ in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2017	2018
	US$	US$
Assets
Cash and cash equivalents	94,881	33,029
Restricted cash	14,673	35,833
Loans receivable, net of allowance for loan losses US$99 thousand and US$554 thousand as of December 31, 2017 and 2018, respectively	627	8,427
Constract asset, net	—	1,373
Safeguard Program asset	7,212	—
Receivables, prepayments and other assets	14,305	11,898
Property equipment and software, net	5,830	5,576
Total assets	137,528	96,136
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/ EQUITY
Liabilities:
Safeguard Program payable	17,950	—
Accrued liabilities	51,895	90,667
Income tax payable	2,008	2,801
Constract liabilities	—	708
Deferred revenue	6,637	1,043
Total liabilities	78,490	95,219
Commitments and contingencies (Note 15)
Shareholders’(deficit) equity
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 64,702,673 and 65,759,210 shares issued and outstanding as of December 31, 2017 and 2018, respectively	6	6
Additional paid-in capital	281,471	283,888
Accumulated other comprehensive income	(743)	201
Accumulated deficit	(221,696)	(283,178)
Total shareholders’(deficit) equity	59,038	917
Total liabilities and shareholders’ (deficit)/equity	137,528	96,136

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
Revenue:
Transaction and service fees (net of customer acquisition incentive)	55,891	91,621	70,615
Other revenue	1,092	1,156	4,285
	56,983	92,777	74,900
Net interest income/(expense)	—	—	555
(Provision)/Reversal for loan losses	—	13	(3,969)
Discretionary Payments	—	(4,576)	(4,605)
Business and related taxes and surcharges	(1,122)	(503)	(262)
Net revenue	55,861	87,711	66,619
Operating expense:
Servicing expenses	(13,889)	(13,651)	(10,342)
Sales and marketing expenses	(29,954)	(45,341)	(34,669)
General and administrative expenses	(36,742)	(54,121)	(72,324)
Product development expenses	(8,630)	(11,642)	(15,994)
Total operating expenses	(89,215)	(124,755)	(133,329)
Other income (expense):
Other income (expense), net	(9)	508	1,253
Loss before income tax expense	(33,363)	(36,536)	(65,457)
Income tax expense	(3)	(113)	(1,072)
Net loss	(33,366)	(36,649)	(66,529)
Accretion on Series A convertible redeemable preferred shares to redemption value	(288)	(96)	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(1,621)	(540)	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(4,468)	(2,232)	—
Deemed dividend to Series C convertible redeemable preferred shares at modification	(635)	—	—
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	—	(82,034)	—
Net loss attributable to ordinary shareholders	(40,378)	(121,551)	(66,529)
Net loss	(33,366)	(36,649)	(66,529)
Foreign currency translation adjustment, net of nil tax	(1,885)	170	944
Comprehensive loss	(35,251)	(36,479)	(65,585)
Weighted average number of ordinary shares used in computing net loss per share
Basic	16,437,946	49,054,201	65,199,459
Diluted	16,437,946	49,054,201	65,199,459
Loss per share attributable to ordinary shareholders
Basic	(2.46)	(2.48)	(1.02)
Diluted	(2.46)	(2.48)	(1.02)

The accompanying notes form an integral part of these consolidated financial statements

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(US$ in thousands, except share data and per share data, or otherwise noted)

	Ordinary shares
	Number of share outstanding	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ deficit
		US$	US$	US$	US$	US$
Balance as of December 31, 2015	16,266,841	2	—	972	(62,559)	(61,585)
Share-based compensation	—	—	1,003	—	—	1,003
Vesting of incentive shares	241,196	—	—	—	—	—
Deemed dividend to Series C convertible redeemable preferred shares at modification of Series C convertible redeemable preferred shares	—	—	635	—	—	635
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(288)	—	—	(288)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(715)	—	(906)	(1,621)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	(635)	—	(4,468)	(5,103)
Foreign currency translation adjustments	—	—	—	(1,885)	—	(1,885)
Net loss	—	—	—	—	(33,366)	(33,366)
Balance as of December 31, 2016	16,508,037	2	—	(913)	(101,299)	(102,210)
Share-based compensation	455,166	—	2,497	—	—	2,497
Receipts of reserve amounts for vested incentive shares	—	—	55	—	—	55
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(96)	—	—	(96)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(540)	—	—	(540)
Accretion on Series C convertible redeemable Preferred shares to redemption value	—	—	(518)	—	(1,714)	(2,232)
Deemed dividend to Series C convertible redeemable preferred shares at modification of Series C convertible redeemable preferred shares	—	—	82,034	—	(82,034)	—
Conversion of Series A, B and C preferred shares upon Initial Public Offering	36,239,470	3	141,118	—	—	141,121
Issuance of common shares upon Initial Public Offering	11,500,000	1	63,019	—	—	63,020
Initial Public Offering expense	—	—	(6,098)	—	—	(6,098)
Foreign currency translation adjustments	—	—	—	170	—	170
Net loss	—	—	—	—	(36,649)	(36,649)
Balance as of December 31, 2017	64,702,673	6	281,471	(743)	(221,696)	59,038
Share-based compensation	1,056,537	—	2,417	—	—	2,417
Foreign currency translation adjustments	—	—	—	944	—	944
Adoption of ASC 606	—	—	—	—	5,047	5,047
Net profit	—	—	—	—	(66,529)	(66,529)
Balance as of December 31, 2018	65,759,210	6	283,888	201	(283,178)	917

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
Cash flows from operating activities:
Net profit (loss)	(33,366)	(36,649)	(66,529)
Adjustments to reconcile net profit (loss) to net cash provided by/(used in) operating activities:
Provision for loan losses	—	(13)	3,969
Depreciation	1,381	2,331	2,071
Fair value changes of investments held for trading	(33)	—	—
Share-based compensation	1,003	2,497	2,471
Loss (gain) on extinguishment of convertible promissory note	(355)	25	—
Change in fair value of the convertible promissory note	626	—	—
Changes in operating assets and liabilities:
Safeguard Program assets and liabilities(1)	1,396	(2,160)	(10,474)
Investments held for trading	2,842	—	—
Loans receivable	87	(63)	(3,594)
Receivables, prepayments and other assets	(273)	2,458	3,783
Accrued liabilities	847	22,084	36,217
Income tax payable	4	(1)	911
Deferred revenue	(104)	5,790	(5,406)
Net cash used in operating activities	(25,945)	(3,701)	(36,635)
Cash flows from investing activities:
Purchase of property, equipment and software	(3,087)	(2,190)	(2,097)
Investment in Yunnan Trust	—	—	(665)
Net cash used in investing activities	(3,087)	(2,190)	(2,762)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares	20,389	22,431	—
Proceeds from initial public offering (net of underwriters' commissions of USD 5,980 thousands)	—	63,020	—
Proceeds from exercise of incentive shares	—	55	—
Payment of convertible redeemable preferred shares issuance costs	(1,813)	(1,329)	—
Proceeds from issuance of convertible promissory notes	5,426	500	—
Net cash provided by financing activities	24,002	84,677	—
Effect of exchange rate changes on cash and cash equivalents	(237)	(900)	(1,295)
Net increase/(decrease) in cash and cash equivalent and restricted cash	(5,267)	77,886	(40,692)
Cash and cash equivalents at beginning of year	36,935	31,668	109,554
Cash and cash equivalents at end of year	31,668	109,554	68,862
Supplemental disclosure of cash flow information
Cash paid for income taxes	7	675	—
Cash paid for interest	—	—	—
Supplemental disclosure of non-cash operating, investing and financing activities
Accruals related to purchase of equipment and software	109	144	—
Accretion on convertible redeemable preferred shares to redemption value	6,377	2,868	—
Conversion of convertible promissory notes to Series C convertible redeemable preferred shares	4,502	500	—
Promissory note receivable arising from issuance of Series C convertible redeemable preferred share	4,000	—	—

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(US$ in thousands, except share data and per share data, or otherwise noted)(continued)

(1)

The majority of the Safeguard Program assets and liabilities (namely, restricted cash, Safeguard Program asset and Safeguard Program payable) do not flow through the Group’s cash accounts. The non-cash transactions related to the Safeguard Program that flowed directly through restricted cash for the Safeguard Program are as follows:

	For the Year Ended December 31,
	2016	2017	2018
Increase in restricted cash for Safeguard Program	102,620	85,916	6,701
Decrease in restricted cash for Safeguard Program	(101,158)	(88,631)	(7,653)

In February 2018, the Company ceased its operations of the Safeguard Program and no longer bears any guarantee obligations and therefore does not record any guarantee liability on its consolidated financial statement

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

China Rapid Finance Limited (the “Company”), formerly known as China Risk Finance LLC, was formed in Delaware, United States of America (the “USA”) on July 12, 2004. The Company, through its subsidiaries (collectively, the “Group”) is principally engaged in providing a consumer lending marketplace for lenders (“marketplace investors”) and borrowers in the People’s Republic of China (the “PRC” or “China”) with predictive selection technology “PST”, automated decisioning technology “ADT”, non-credit data analytic and risk-based pricing capabilities, to serve marketplace investors and borrowers both online and through a physical network of data verification centres. The Group also engages in the micro-credit lending business through one of its subsidiaries.

In 2015, the Company undertook a series of reorganization transactions to redomicile its business from the USA to the Cayman Islands (the “Reorganization”). The main purpose of the Reorganization is to establish a Cayman Islands holding company in preparation for its initial public offering.

On August 18, 2015 China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation, and in conjunction therewith, its name was changed to China Rapid Finance Limited. In connection with the Reorganization, all of China Risk Finance LLC’s ordinary shares were exchanged for ordinary shares of China Rapid Finance Limited with equivalent rights. The Series A, Series B and Series C preferred shares of China Risk Finance LLC were cancelled in exchange for an equivalent number of Series A, Series B and Series C preferred shares of China Rapid Finance Limited with equivalent rights and preferences before and after the Reorganization

Upon the completion of the Reorganization, the Company’s shares and per share information including the basic and diluted earnings (loss) per share have been presented retrospectively as of the beginning of the earliest period presented in the consolidated financial statements.

As of December 31, 2018, the Company’s principal subsidiaries are as follows:

Name	Percentage of ownership		Date of incorporation	Place of incorporation
China Risk Finance LL (China) Co., Ltd. (“CRF China”)	100%		July 15, 2005	Shanghai, the PRC
CRF Wealth Management Co., Ltd. (“Wealth management”)	100%		February 5, 2013	Shenzhen, the PRC
Shanghai Shouhang Business Management Co., Ltd. (“Shanghai Shouhang”)	100%		July 11, 2002	Shanghai, the PRC
Capital Financial Co., Ltd. (“Beijing Shouhang”)	100%		August 4, 2005	Beijing, the PRC
Haidong CRF Micro-credit Co., Ltd. (“Haidong CRF Micro-credit”)	100%	(1)	May 8, 2012	Qinghai, the PRC
Qianhai Shuliang(Shenzhen) Technology Co., Ltd.	100%		December 8, 2016	Shenzhen, the PRC

(1)	CRF China holds 30% shares of Haidong CRF Micro-credit and 70% shares indirectly through nominee shareholders.

Liquidity

The Group has been incurring recurring losses from operations since 2015. Accumulated losses from operations were US$101,299 thousand, US$221,696 thousand and US$283,178 thousand as of December 31, 2016, 2017 and 2018, respectively. The net cash used in operating activities was US$25,945 thousand, US$3,701 thousand and US$36,635 thousand for the years ended December 31, 2016, 2017 and 2018, respectively.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2017 and 2018, the Group’s balance of cash and cash equivalents was US$94,881 thousand and US$33,029 thousand..

Based on cash flow projections from operating and financing activities and existing balance of cash and cash equivalents, management believes that there is substantial doubt as to whether existing cash and cash equivalents will be sufficient to fund its operations within one year from the date the consolidated financial statements are issued.

The Company plans to continue to fund its losses from operations through cash and cash equivalents, as well as through future equity offerings, debt financings, other third party funding, and new business developments to generate profitable operations. Therefore, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and do not include any adjustments for the recovery and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. However, there can be no assurance that additional funds will be available when needed from any source or, if available, on terms that are acceptable to the Company.

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

(b) Principal of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, including subsidiaries held by the Group through nominee shareholders. All significant intercompany transactions and balances have been eliminated

Haidong CRF Micro-credit Co. and Qianhai Shuliang (Shenzhen) Technology Co., Ltd.

Due to provincial regulations on size of individual shareholding percentages, a subsidiary of the Group, Haidong CRF Micro-credit, is 30% directly owned by the Group and 70% indirectly owned through nominee shareholders, the majority of which are immediate family members of the CEO and founder of the Group.

Qianhai Shuliang (Shenzhen) Technology Co., Ltd.(“QHSL”) was founded on December 8, 2016 and entered the e-commerce services industry in 2018. QHSL is 100% indirectly owned by the Company through a nominee shareholder who is an employee of the Company.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Upon the formation of the two entities, the Group entered into nominee shareholding agreements with the nominee shareholders with the following key terms:

•	All of the capital for the formation of Haidong CRF Micro-credit and QHSL was provided by the Group;
•	The Group has the all rights and obligations as if it is the direct shareholder;
•	The nominee shareholders hold the equity interest in it on behalf of the Group;
•	The Group can at anytime, at its discretion, have the nominee shareholders transfer their legal interest in Haidong CRF Micro-credit to a party specifically appointed by the Group; and
•	The nominee shareholding agreement shall be in force until the underlying legal interest has been transferred to the Group or a party specifically appointed by the Group.

The nominee shareholding agreements are legally enforceable.

Yunnan Trust Loan Aid Program

According to the structure of the trust, the Company is effectively absorbing losses and receiving any residual benefits of the project. Therefore, the Company concluded that XRF is the primary beneficiary and should consolidate the Program under ASC 810..

Yunnan trust Zhishan No. 107 collective fund trust plan was signed by Yunnan trust and Zhonghe Win-Win Asset Management Co., Ltd. on September 14, 2018. Converted at the average exchange rate of 6.6987 in 2018 and year end rate of 6.8632, the total fund scale of the project is US$ 11 million (RMB 74 million), and the project duration is 6 months. Out of the fund, Zhonghe contributed a junior tranche of US $3.3 million (RMB 22.2 million), and the priority fund raised by Yunnan Trust was US $7.7 million (51.8 million yuan). Zhonghe Win-Win transferred the above-mentioned junior tranche funds to Haidong Credit and Microfinance Co., Ltd. The risk loss rate of the project is estimated to be 4.9% per 2018 Q2 loss rate released on the official website. Haidong's junior piece of fund and related interest payable are offset after the consolidated statements. As of December 31, 2018, the amount of loans receivable after consolidation is equivalent to US$ 8.2 million (RMB 56.2 million), and the interest payable is equivalent to US$ 0.2 million (RMB 1.7 million)

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified

Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation allowances for deferred tax assets, valuation of share-based awards, measurement of Safeguard Program payable, and allocation of considerations under revenue arrangements with multiple elements.

(d) Foreign currency and foreign currency translation

The United States dollar (“US$”) is the functional currency of the Group’s entities incorporated in Cayman Islands and Delaware, USA. The functional currency of the Group’s PRC subsidiaries is the Renminbi (“RMB”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of comprehensive income (loss)

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets and liabilities of the subsidiaries in PRC are translated into US$ using the exchange rate in effect at each balance sheet date. Income and expenses items of the subsidiaries in PRC are translated into US$ at the average exchange rates prevailing during the reporting period. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ equity (deficit) in the consolidated financial statements. The exchange rates used for translation on December 31, 2016, 2017 and 2018 were US$1.00 = RMB6.9370, RMB6.5342 and RMB6.8632 respectively, being the index rates stipulated by the People’s Bank of China.

(e) Certain risks and concentration

Credit risk is one of the most significant risks for the Company’s micro-lending business. The Group records an allowance for loan losses based on its estimated probable losses against its loans receivable. Apart from the loans receivable, the Group’s financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, investments held for trading. As of December 31, 2017 and 2018, substantially all of the Group’s cash and cash equivalents, restricted cash and investments held for trading were held in major financial institutions located in the PRC and in the USA, which management considers to be of high credit quality. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2017 and 2018.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks and third-party payment companies, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

(g) Restricted cash

Restricted cash represents: (i) funds received from marketplace investors and borrowers and held in separate deposit accounts for the Safeguard Program; (ii) cash received from the investors and borrowers but not yet been disbursed, due to a settlement time lag; and (iii) investors and borrowers’ virtual accounts' funds held in custodian banks.

(h) Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, loans receivable, contract assets, Safeguard Program asset, receivables, prepayments and other assets, accrued liabilities and Safeguard Program payable. The carrying amounts of loans receivable, receivables, prepayments and other assets, and accrued liabilities approximate their fair values due to the short-term maturity of these instruments. The carrying amount of Safeguard Program asset/payable approximate their fair values as the interest rates applied reflect the current quoted market yield for comparable borrowings (Level 2 inputs).

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2018, the Group had financial instruments of US$1,514 thousand and US$445 thousand that were measured at fair value and classified as level 3

The fair value of the Group’s Level 1 financial assets are based on quoted prices in active market for identical assets. For the fair value of Level 3 financial assets, the Group considers the probable future cash collectible and takes into account of any potential unrecoverable amounts according to the contract terms in estimating its fair value. At each reporting date, the Company estimates the future cash flows and assesses whether there is any indicator of impairment..

The following table sets forth the activity of recurring fair values measurements categorized within Level 3 of the hierarchy:

	For the Year Ended December 31,
	2016	2017	2018
Beginning	—	1,514	1,514
Net addition/(disposal) of financial assets	1,514	—	(1,069)
Issuance of convertible promissory notes	5,426	500	—
Change in fair value of convertible promissory notes	(626)	—	—
Settlement of conversion option of convertible promissory notes upon exercise	(4,800)	(500)	—
Ending	1,514	1,514	445

The Group did not have any instruments that were measured at fair value on a non-recurring basis as of December 31, 2017 and 2018.

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

(j) Contract assets

Contract assets represent the Group’s right to consideration in exchange for facilitation services that the Company has transferred to the customer before payment is due. The Group only recognizes contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled to in exchange for the services transferred to the customer.

Contract assets are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts based on estimates, historical default experience and other factors surrounding the credit risk of borrowers. The Group evaluates and adjusts its allowance for contract assets on a quarterly basis or more often as necessary. Contract assets are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(k) Interest receivable

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

(l) Property, equipment and software, net

Property, equipment and software are recorded at cost, less accumulated depreciation and impairment. Depreciation of property, equipment and software is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful life	Estimated residual value
Vehicles	5 years	5%
Office furniture and equipment	5 years	5%
Computer and electronic equipment	3-5 years	5%
Software	5 years	nil
Leasehold improvements	Lesser of the lease terms or the estimated useful lives of the assets	nil

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposal of equipment and software is the difference between net sales proceeds and carrying amount of the relevant assets and are recognized in the consolidated statements of comprehensive income (loss)

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. No impairment of long-lived assets was recognized for the years ended December 31, 2016, 2017 and 2018.

(n) Safeguard Program

The Group maintains a Safeguard Program for the benefit of the borrowers and investors of lifestyle loans on its marketplace. In the event of borrowers’ default, marketplace investors may be entitled to receive unpaid interest and principal under the terms of the Safeguard Program. In general, any unpaid interest shall be paid from the Safeguard Program to an investor when the borrower does not repay as scheduled, and any outstanding principal shall be paid from the Safeguard Program to an investor if the loan remains delinquent for more than 180 days. There is no limit on the period of time in which an investor can receive payments for unpaid interest and principal from the Safeguard Program. The Safeguard Program contributions are generally not refunded even if there is no loan default

At loan inception and upon subsequent loan repayments, a certain percentage of cash is collected and segregated by the Group in restricted cash accounts. For accounting purposes, at loan inception, the Group is required to record its Safeguard Program payable in accordance with ASC Topic 460, Guarantees.  Accordingly, the payable is measured at its fair value. Default payments to investors can only be made from the Safeguard Program when there are sufficient funds available. The Group’s obligation under the Safeguard Program to make payments is limited to the amount of the restricted cash at any point in time and it is not liable for any unpaid interest or principal. Once the lender is paid for a borrower’s default, any future amount recovered is to be contributed into Safeguard Program.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Group maintains a Safeguard Program for the benefits of the borrowers and investors of lifestyle loans on its marketplace. The investors may choose whether or not they wish to opt into the program. Investors who opt into the Safeguard Program bear their own financial risk and may suffer a loss if the restricted cash balance plus the subsequent cash receipts from Safeguard Program asset are exhausted. The Safeguard Program is payable on a first-loss basis. Payouts from the Safeguard Program are made to investors in the order of default date until the restricted cash balance goes to nil, even though there may still be investors covered by the Safeguard Program. Taking into account of the available funds in the Safeguard Program and all future Safeguard Program contributions from existing loans, as of December 31, 2017 and 2018, the maximum potential amount, as determined under ASC Topic 460, payable to the lenders participating in the Safeguard Program in relation to the existing loans is estimated to be US$20,038 thousand and nil respectively. The approximate term of the Safeguard Program was 22 months, 20 months as of December 31, 2016, 2017. We stopped the Safeguard Program in Feburary 2018.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Group’s Safeguard Program payable movement activities is presented below:

	For the Year Ended December 31,
	2016	2017	2018
	(US$’000)	(US$’000)	(US$’000)
Opening balance	18,555	19,511	17,950
Liability arising from new business	80,264	65,971	—
Net payouts during the year	(82,293)	(71,541)	(17,950)
Release on expiration	(9,564)	(12,594)	—
Contingent liability	13,805	16,175	—
Foreign exchange gains	(1,256)	428	—
Ending balance	19,511	17,950	—

In July 2017, the local financial regulator issued a Notice of Special Rectification regarding Internet Finance, or the Notice, which required us to modify certain aspects of our operations. The Notice stated that the Company’s Safeguard Program did not comply with the restriction on provision of “credit enhancement service”. In response to this, effective February 2018, we ceased operating and providing our Safeguard Program

(o) Revenue recognition

On January 1, 2018, the Company adopted the revenue recognition standard using the modified retrospective transition method to those contracts which were not completed as of January 1, 2018. Results for periods beginning after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under ASC Topic 605.

Upon initial adoption, the Group recognized the cumulative effect of initially applying the revenue standard as an increase of approximately US$5 million (RMB33 million), net of tax, to the opening balances of retained earnings. These adjustments primarily arose from the timing of revenue recognition for transaction fees collected in monthly instalments related to our loan products being recognized earlier under ASC Topic 606. .

Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, the Group recognizes revenue by applying the following five steps:

(i)	identify the contract with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to performance obligations in the contract; and

(v)	recognize revenue when (or as) performance obligations are satisfied.

Revenue recognition policies for each type of services under ASC Topic 606 are discussed as follows:

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group determined that it is not the legal lender and legal borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loans between the marketplace investors and the borrowers. The Group has determined that the marketplace lending transactions contain the following multiple elements: loan matching; loan repayment services and the Safeguard Program. The Group has determined that both marketplace investors and borrowers are its customers. It receives payments from borrowers at loan inception and from marketplace investors over the term of the loan. In the case of loans for which investors have opted into the Safeguard Program, a portion of the amount received on such loan from both the marketplace investors and borrowers is allocated to the Safeguard Program in accordance with ASC Topic 460, Guarantees at fair value, including a margin. The remaining amount from investors is allocated to loan matching and loan repayment services using best estimated selling price, as neither vendor specific objective evidence nor third party evidence of selling price is available. However, as the revenue for both of these services is recognized upon repayments, there would be no impact to timing or the amount of revenue recognized if the amounts were allocated. Accordingly, the use of any best estimated selling price for these two services is not necessary.

Transaction revenue is recognized for loan matching from borrowers at loan inception. Revenue earned from investors for loan matching and loan repayment services is recognized over the term of the loan as cash is received. Revenue from management of the Safeguard Program is recognized ratably over the term of the loan.

Marketplace lending services—Consumption loans

The Group, through Haidong CRF Micro-credit, launched Consumption loans at the beginning of 2015. These are short-term loans that are made through the technology mobile platform with terms generally less than three months and loan principal generally of up to RMB506 (approximately US$74). The Group’s services consist of:

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

The following table summarizes the Group’s transaction and service fees (net of customer acquisition incentive) recognized for lifestyle loans and consumption loans during the year ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	US$’000	US$’000	US$’000
Lifestyle loans	54,962	46,752	47,722
Consumption loans (net of customer acquisition incentive)	929	44,869	22,893
Transaction and service fees, net	55,891	91,621	70,615

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Gross billings on transaction and service fee is defined as transaction and service fee billed to customers, inclusive of related value added tax, before deduction of customer acquisition incentives

	For the Year Ended December 31,
	2016	2017	2018
	US$’000	US$’000	US$’000
Gross billings on transaction and service fee
—Lifestyle loans	58,138	49,772	68,163
—Consumption loans	9,763	87,410	52,819
Total	67,901	137,182	120,982
Customer acquisition incentive
—deducted from Consumption loan revenue	8,364	38,081	14,583
—recognized in Sales and marketing expenses	673	—	—
—deducted from Lifestyle loans revenue	—	—	28,936
Total	9,037	38,081	43,519

Micro-credit lending business

The Group recognizes interest income on loans using the effective interest method over the loan period. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income is included in other revenue in the consolidated statements of comprehensive income (loss).

Contract balances

Contract assets represent the Group’s right to consideration in exchange for facilitation and post-facilitation service that the Company has transferred to the customer before payment is due. Contract liabilities represent the Group’s obligation to transfer facilitation and post-facilitation service to the customer due to received payment. The timing of revenue recognition, scheduled payments, and cash collections results in contract assets and contract liability.

(p) Discretionary Payments

Due to the sudden regulatory change and adverse market impact, in order to ensure sustainability of the business and minimize any liquidity risk, the Company made certain discretionary payments to compensate the investors who invested in the trust plan program based on negotiated terms between relevant parties even though contractually the Company is not obligated. These payments were subject to mutual negotiations and do not represent a guarantee liability. These payments, which amounted to nil, US$4.6 million and US$4.6 million, for the years ended December 31, 2016, 2017 and 2018, were recorded as a reduction of revenue..

(q) Servicing expense

Servicing expenses are expensed as incurred and consists primarily of salaries and benefits for the staff of the Group’s data verification centers, which perform credit assessment and account management services.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(r) Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and benefits, advertising and marketing promotion expenses, customer acquisition incentive payments in excess of cumulative revenue generated from a customer, and other expenses incurred by the Group’s sales and marketing personnel. Advertising expenses were US$1,460 thousand, US$828 thousand and US$ 1,303 thousand for the years ended December 31, 2016, 2017 and 2018 respectively.

(s) General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, administrative personnel , rental, professional service fees, and other expenses.

(t) Product development expenses

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

(u) Share-based compensation

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

(v) Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays, the Group records the total expenses on a straight-line basis over the lease term.

(w) Government grants

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

(x) Taxation

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(y) Loss per share

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

(z) Segment reporting

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented

(aa) Recently issued accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. The most significant aspect of our evaluation of Topic 606 relates to ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This implementation guidance discusses principal versus agent considerations and gross versus net revenue reporting, including specific indicators to assist in the determination of whether we control a specified good or service before it is transferred to the customer. The Group adopted this new revenue standard effective on January 1, 2018 by applying the modified transition method. The Group has reached conclusions on all key accounting assessments related to the new standard. The impact on Lifestyle loan business is immaterial; the impact for Consumption loan is US$ 5 million.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for public business entities for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. The Group adopted this new standard effective on January 1, 2018. The adoption of ASU 2016-01 did not have a material impact on the Group’s consolidated financial statements.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Group adopted this new standard effective on January 1, 2018. The adoption of ASU 2016-15 did not have a material impact on the Group’s consolidated financial statements..

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2017, and early adoption is permitted in any interim or annual period. The adoption of ASU 2016-18 did not have a material impact on the Group’s consolidated financial statements. In January 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date.  The Group adopted this guidance on January 1, 2018 using retrospective method to all periods presented in the consolidated statement of cash flows. Upon adoption the restricted cash balances are now included within beginning and ending cash, cash equivalents and restricted cash in the Group’s consolidated statements of cash flows. The adjustments to the cash flow statements for the years ended at December 31, 2016 and 2017 are as follows:

	For the Year Ended December 31,
	Before adjustments		After adjustments
	2016	2017	2016	2017
	US$ in thousands
Safeguard Program assets and liabilities	601	(4,148)	1,396	(2,160)
Net cash used in operating activities	(26,740)	(5,689)	(25,945)	(3,701)
Net increase/(decrease) in cash, cash equivalent and restricted cash	(6,062)	75,898	(5,267)	77,886
Cash, cash equivalent and restricted cash at beginning of year	25,045	18,983	36,935	31,668
Cash, cash equivalent and restricted cash at end of year	18,983	94,881	31,668	109,554

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Group adopted this new standard effective on January 1, 2018. The adoption of ASU 2017-09 did not have a material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure framework – changes to the disclosure requirements for fair value measurement” which modifies the disclosure requirements on fair value measurements in Topic 820 Fair Value Measurement. It also requires to add disclosures relating to changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Group is currently evaluating the impact of this guidance on its consolidated financial statements.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Loans receivable, net

Loans receivable consist of the following:

	As of December 31,
	2017	2018
	US$’000	US$’000
Personal loans	726	8,981
Allowance for loan losses
Individually assessed	(98)	(114)
Collectively assessed	(1)	(440)
Allowance for loan losses	(99)	(554)
Loans receivable, net	627	8,427

This balance represents loans related to the micro-credit lending business of the Group. These loans are primarily micro loans made to individual customers with an original term up to three years and do not have collateral. The interest rates of these loans ranged between 15.6%~17.9%, 15.6%~17.9% and 15%~36% for the years ended December 31, 2016, 2017 and 2018, respectively. Allowance on loan losses are estimated on a quarterly basis or more often as necessary based on the historical rate of defaults, the aging of the existing receivables and other relevant factors.

The Group did not sell any loans receivable during the years ended December 31, 2017 and 2018.

The activity in the allowance for loan losses for the years ended December 31, 2017 and 2018 consisted of the following:

	For the year ended December 31,
	2017	2018
	US$’000	US$’000
Beginning balance	112	99
Provisions	—	455
Release of allowance related to loans receivable sold or expired	(13)	—
Ending balance	99	554

The following table represents the aging of loans as of December 31, 2017 and 2018 (US$’000):

	1- 89 days past due	90- 179 days past due	180- 365 days past due	Over 1 year past due	Total past due	Current	Total loans
December 31, 2017	42	23	150	13	228	498	726
December 31, 2018	40	2	12	185	239	8,742	8,981

Loans receivable amounting to US$186 thousand and US$199 thousand as of December 31, 2017 and 2018, respectively, were in non-accrual status. No loan receivable that has been past due for more than 90 days has interest income being accrued.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Receivables, prepayments and other assets

Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2017	2018
	US$’000	US$’000
Prepayments and deposits(1)	7,270	6,621
Funds held by third party payment companies(2)	4,821	1,083
Employee advances	1,338	822
Accounts receivable	354	2,732
Loans receivable due from employees(3)	101	—
Others	421	640
	14,305	11,898

(1)

Prepayments and deposits includes deposit placed with third party companies in the amount of US$ 445 thousand. The deposit placed with third party companies refers to amounts the Group expect to recover from third party companies according to the terms of service agreement. The deposit is measured at fair value at inception. The Group considers the probable future cash collectible according to the terms of the service agreement in estimating its fair value.

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

(3)

The Company provided loans to the employees in good standing (meeting certain criteria that including service period, past performance rating, etc.) with a monthly repayment plan to meet their personal needs for purchasing property for themselves. As of December 31, 2017 and 2018, these loans carry monthly interest up to 1.5%. In 2018 the Company ceased providing loans to employees.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2017	2018
	US$’000	US$’000
Computer and electronic equipment	5,310	6,243
Leasehold improvements	3,209	3,830
Vehicle	2,085	1,384
Software	1,230	1,593
Office furniture and equipment	574	810
Total	12,408	13,860
Less: Accumulated depreciation	(6,578)	(8,284)
Property, equipment and software, net	5,830	5,576

Depreciation expenses for the years ended December 31, 2016, 2017 and 2018 was US$1,381 thousand, US$2,331 thousand and US$1,706 thousand, respectively.

6. Employee benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses related to this defined contribution plan US$5,150 thousand, US$6,342 thousand and US$6,627 thousand for the years ended December 31, 2016, 2017 and 2018, respectively.

7. Accrued liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2017	2018
	US$’000	US$’000
Customer acquisition incentive payables	18,216	16,021
Funds payable to marketplace customers(1)	10,313	48,407
Other tax payable	8,316	10,812
Payroll and related liabilities	5,622	2,836
Discretionary payments	3,299	—
Deferred depository bank incentive	1,954	1,609
Accrued operating expense	2,634	7,197
Borrowing from employees	—	2,996
Professional service fee accruals	1,017	492
Issuance cost accruals	56	—
Others	468	297
	51,895	90,667

(1)

The balance of payable mainly includes (i) funds received from borrowers but not yet transferred to accounts of marketplace investors due to the settlement time lag. The settlement time lag is generally less than 5 days; (ii) funds held on behalf of predictive selection technology loans marketplace investors. (iii) cash received from the borrowers but not yet been repaid to the investors or received from the investors but not yet been remitted to the borrowers.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Other income (expense), net

Other income (expense), net consists of the following:

	For the Year Ended December 31,
	2016	2017	2018
	US$’000	US$’000	US$’000
Government grants	560	—	726
Fair value changes of financial instrument	33	—	—
Interest income	29	31	347
Foreign exchange loss	(246)	52	317
Loss of convertible promissory notes	(271)	(25)	—
Depository bank incentive	—	368	1
Others	(114)	82	(138)
	(9)	508	1,253

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

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes .

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the Year Ended December 31,
	2016		2017		2018
	US$’000				US$’000
Loss before income tax expenses	(33,363)		(36,536)		(65,457)
Income tax at statutory rates in the PRC	(8,341)	25%	(9,134)	25%	(16,364)	25%
Non-deductible expenses	2,336	(7%)	1,763	(5%)	4,173	(6%)
Different tax rates in other jurisdictions	471	(1%)	2,661	(7%)	6,278	(9%)
Change in valuation allowance	5,537	(17%)	4,823	(13%)	6,985	(10%)
Income tax expense/Effective tax rate	3	(0%)	113	(0%)	1,072	0%

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2017	2018
	US$’000	US$’000
Deferred tax assets:
Accruals for payroll and other costs	446	2,514
Allowance for loan losses	25	139
Net operating loss carry forwards	17,585	22,470
Deferred revenue and other temporary difference	343	261
Subtotal	18,399	25,384
Less: valuation allowance	(18,399)	(25,384)
Total deferred tax assets, net	—	—
Deferred tax liabilities:
Fair value changes of investments held for trading	—	—
Total deferred tax liabilities	—	—
Net deferred tax assets	—	—

Movement of valuation allowance

	For the Year Ended December 31,
	2016	2017	2018
	US$’000	US$’000	US$’000
Balance at beginning of the year	8,030	13,567	18,399
Current year addition	5,537	4,832	6,985
Current year reversal	—	—	—
Balance at end of the year	13,567	18,399	25,384

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the net deferred tax assets as of December 31, 2016, 2017 and 2018, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As of December 31, 2018, the Group had net operating tax loss carry forwards amounted to US$111,130 thousand which will expire from 2019 to 2022 if not used.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

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

Upon the completion of the Initial Public Offering on April 28, 2017, the Group's ordinary shares were divided into Class A ordinary shares and Class B ordinary shares, the authorized share capital of the Company upon IPO consisted of 450,000,000 Class A ordinary shares and 50,000,000 Class B ordinary shares. All outstanding ordinary shares, preferred shares and incentive shares held by Zhengyu (Zane) Wang, Gary Wang and Andrew Mason will be automatically converted into Class B ordinary shares.  All remaining outstanding ordinary shares, preferred shares and incentive shares will be automatically converted into Class A ordinary shares.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, voting together as one class on all matters subject to a shareholders' vote.

The par value of ordinary shares and preferred shares and related disclosure have been recast to reflect the US$0.0001 par value for all periods presented in the consolidated financial statements. As of December 31, 2017 and 2018, the Company has 64,702,673 shares (including 58,217,067 Class A shares and 6,485,606 Class B shares) outstanding and 65,759,210 shares (including 58,973,604 Class A shares and 6,785,606 Class B shares) outstanding, respectively.

11. Convertible promissory notes

On February 20, 2015, the Company issued convertible promissory notes in the aggregated principal amount of US$2,500,000 to a third party investor with non-compounding interest at 12% per annum, maturing six months after the issuance date (the “Initial Notes”). From February 21, 2015 through June 25, 2015, the Company issued convertible promissory notes in the aggregate principal amount of US$30,300,000 to several third party investors with non-compounding interest at 8% per annum, maturing one year after their respective issuance dates (the “Subsequent Notes”). The Initial Notes and Subsequent Notes are collectively referred to as the 2015 Notes       .

Under the agreement, following the closing of the Company’s Series C convertible redeemable preferred shares (the “Series C Shares”) placement, the holders of 2015 Notes may (i) convert the outstanding principal plus accrued interest of the 2015 Notes into the Company’s Series C Shares or (ii) redeem them for cash in the amount of the outstanding principal plus accrued interest of the 2015 Notes. Alternatively, the 2015 Notes will automatically convert into the ordinary shares of the Company upon completion of a Qualified Public Offering as discussed in Note 12 of these consolidated financial statements. For the Initial Notes, conversion will be made at the conversion price of 94% of the Series C Shares issuance price or 94% of the Qualified Public Offering issuance price as applicable, respectively. For the Subsequent Notes, conversion will be made at the conversion price of 90% of the Series C Shares issuance price or 90% of the Qualified Public Offering issuance price as applicable, respectively. The conversion option was bifurcated from the host contract and accounted for separately as a derivative and measured at fair value   .

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Group determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Group will revaluate whether or not a beneficial conversion feature should be recognized.

Dividends

The holders of Preferred Shares are entitled to receive cumulative dividends prior and in preference to any payment of any dividend on the holders of Ordinary Shares at a rate of 8% of original issuance price per share per annum (the “Priority Return”).

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The holders of Series A Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series A Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A Shares then held by such holder, and (b) Series A Shares’ pro rata share of all amounts being distributed if such Series A Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series A Liquidation Value”).

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Since the Preferred Shares becomes redeemable at the option of the holder at any time after a specified date, the Company recorded accretion on the Preferred Shares to the redemption value using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a Qualified Public Offering, the effectiveness of a Qualified Public Offering is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified Public Offering. As such, the Company continued to recognize accretion of the Preferred Shares during 2016, 2017 and 2018. The accretion of Preferred Shares was US$6,377 thousand US$2,868 thousand and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The Company evaluated the modifications and concluded that they represented modifications, rather than extinguishment, of the Series C Shares, which resulted in a transfer of value from ordinary shareholders and Series A Shares and Series B shares holders to Series C Shares holders. On the date of the modification, the Company assessed the total fair value of the Series A, B and C Shares immediately before and after the change of the terms with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of such fair value. The combined change in fair values of the Series A, B and C Shares immediately before and after the modification was US$634,801. This decrease in fair value of the ordinary share of US$634,801 is, in substance, a transfer of wealth mostly from the ordinary shareholders to the holders of Series C Shares, and therefore are recorded as deemed dividend to the holders of Series C Shares.

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2016, 2017 and 2018 are summarized below:

	Series A Shares		Series B Shares		Series C Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		US$’000		US$’000		US$’000
Balance as of January 1, 2016	4,912,934	6,508	14,084,239	33,511	1,728,989	44,931
Issuance of Series C convertible redeemable preferred shares, net of issuance costs	—	—	—	—	1,129,405	28,891
Receivable for issuance of Series C convertible redeemable preferred shares	—	—	—	—	—	(4,000)
Accretion on convertible redeemable preferred shares to redemption value	—	288	—	1,621	—	4,468
Balance as of December 31, 2016	4,912,934	6,796	14,084,239	35,132	2,858,394	74,290
Issuance of Series C convertible redeemable preferred shares, net of issuance costs	—	—	—	—	711,563	18,035
Receivable for issuance of Series C convertible redeemable preferred shares	—	—	—	—	—	4,000
Accretion on convertible redeemable preferred shares to redemption value	—	96	—	540	—	2,232
Deemed dividend to preferred shareholders upon IPO	—	—	—	—	13,672,340	82,034
Converted to ordinary shares upon IPO	(4,912,934)	(6,892)	(14,084,239)	(35,672)	(17,242,297)	(180,591)
Balance as of December 31, 2017	—	—	—	—	—	—

13. Share-based compensation

In 2007, the Company adopted the Incentive Share Plan and subsequently the Company adopted the 2016 Equity Incentive Plan (together the “Share-based Plans”) under which the Company provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to the employees, directors and consultants of the Company who render services to the Group. As of December 31, 2018, the Company’s total approved ordinary shares available for grants under the 2016 Equity Incentive plan was 9,499,144.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the incentive shares and stock options activities under the Company’s Share-based Plans in the year of 2017 and the year of 2018 is presented below:

	Number of incentive shares	Number of stock options	Weighted average grant-date fair value
		(US$)
Non-vested incentive shares and stock options as of December 31, 2016	1,976,300	1,860,437	2.8575
Granted	—	—	—
Vested	(455,166)	(386,317)	2.2052
Forfeited	(53,000)	(42,500)	3.4318
Non-vested incentive shares and stock options as of December 31, 2017	1,468,134	1,431,620	3.0279
Granted	—	210,000	3.0401
Vested	(619,234)	(463,942)	2.7252
Forfeited	(167,650)	(411,875)	3.9901
Non-vested incentive shares and stock options as of December 31, 2018	681,250	765,803	3.0453

Share-based compensation expense for incentive shares is recorded on a straight-line basis over the requisite service period, which is three to five years from the date of the grant. The weighted average exercise price of the stock options granted in 2018 was US$2.73. As of December 31, 2017 and 2018, the aggregate intrinsic value of these stock options granted was nil.The Company recognized share-based compensation expense for incentive shares and stock options of US$1,003 thousand, US$2,497 thousand and US$2,417 thousand thousand as “general and administrative expenses” in the consolidated statements of comprehensive loss for the year ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, there were US$6,532 thousand and US$3,337 thousand in total unrecognized compensation expense related to incentive shares and stock options respectively, which is expected to be recognized over a weighted-average period of 0.96 and 0.9 years, respectively.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
	(in thousands, except per share data)
Net loss:	(33,366)	(36,649)	(66,529)
Accretion on Series A preferred shares redemption value	(288)	(96)	—
Accretion on Series B preferred shares redemption value	(1,621)	(540)	—
Accretion on Series C preferred shares redemption value	(4,468)	(2,232)	—
Deemed dividend to Series C convertible redeemable preferred shares at modification of Series C convertible redeemable preferred shares	(635)	—	—
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	—	(82,034)	—
Net loss attributable to ordinary shareholders	(40,378)	(121,551)	(66,529)
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(40,378)	(121,551)	(66,529)
Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	16,437,946	49,054,201	65,199,459
Loss per share attributable to ordinary shareholders
—basic and diluted	(2.46)	(2.48)	(1.02)

Basic loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

The Group’s convertible redeemable preferred shares were participating securities because they had contractual rights to share in the profits but not losses of the Group. For the year of 2017 and 2018, the two-class method was not used in computing basic and diluted loss per share as the Group was in a net loss position.

15. Commitments and contingencies

(a) Operating lease

The Group has entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	Over 3 years
Operating lease obligations (US$’000)	4,673	3,672	1,001	—

The Group recorded rental expense of US$6,715 thousand, US$6,050 thousand and US$5,731 thousand in the consolidated statements of comprehensive income (loss) during the years ended December 31, 2016, 2017 and 2018, respectively.

(b) Capital and other commitments

The Group did not have significant capital and other commitments, long-term obligations, or guarantees other than those relating to the Safeguard Program, as of December 31, 2017 and 2018.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c) Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2018, the Group is not a party to any material legal or administrative proceedings.

16. Statutory reserves and restricted net assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2016, 2017 and 2018, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was US$ 9.5 million as of December 31, 2018.

17. Subsequent events

Commencing April 15, 2019, the Group stopped facilitating new loans on the platform, and started to transition its business  to provide financial technology, marketing services to institutional lenders.

On April 30, 2019, the Company filed a Form 12b-25 with the SEC to extend the deadline for the timely filing of the Annual Report.  The Company was unable to file the Annual Report by the extended deadline of May 15, 2019, and was therefore not in compliance with the continued listing requirements under the timely filing criteria established in Section 802.01E of the New York Stock Exchange (“NYSE”) Listed Company Manual.  On May 16, 2019, the Company received a notice from the NYSE, notifying the Company that it was not in compliance with the requirements for continued listing.  On November 2, 2019, the Company received a notice from the NYSE, notifying it that the NYSE agreed to accept the Company’s business transition plan, and continue the listing of the Company for the 18 months starting from June 5, 2019.

On June 17, 2019, the Company entered into a cooperation agreement (the “Cooperation Agreement”) with Hongkong Outjoy Education Technology Co., Ltd. (“OET”) to form a new operating subsidiary of the Company (the “Project Company”). As of the date of this report, the business of the Project Company is in early stages and there are no material impacts on the financial statements of the Company.

On June 24, 2019, in connection with the Cooperation Agreement, by and between the Company and OET, the Company entered into that certain Warrant to Purchase Class A ordinary shares of the Company (the “Warrant”) with Tianjin Baidayi Management Consulting Limited (“TBMCL”). The Warrant gives TBMCL, in its capacity as administrator of certain limited partnerships comprised of existing lenders on the Company’s marketplace lending platform, the right to purchase up to 66,402,480 Class A ordinary shares of the Company upon the achievement of certain EBITA milestones by the Project Company which is a wholly owned subsidiary of the Company. No Warrant was exercised as of the date of this report.