Form 20-F
period 2019-12-31
China Rapid Finance Ltd
filed 2020-06-15
CIK 1346610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019*

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

Room 7-705, Zhongjidasha Plaza

819-1 Yinxianglu Road, Nanxiang Township

Jiading District, Shanghai, 201802

People’s Republic of China

(Address of principal executive offices)

Hao (Kevin) Chen (Chief Financial Officer)

Email:  IR@crfchina.com

Telephone:  +86-21-6032-5999

(Name, Telephone, E‑mail and/or Facsimile number and Address of Company Contact Person)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 10 Class A ordinary share, par value US$0.0001 per share	XRF	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*		New York Stock Exchange

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

104,054,977 Class A ordinary shares

9,401,180 Class B ordinary shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

Yes  ☐    No  ☒

EXPLANATORY NOTE

On March 4, 2020 the Securities and Exchange Commission issued an Order (Release No. 34-88318) under Section 36 of the Exchange Act granting exemptions from specified provisions of the Exchange Act and certain rules thereunder (the “Order”). The Order provides that a registrant subject to the reporting requirements of Exchange Act Section 13(a) or 15(d), and any person required to make any filings with respect to such a registrant, is exempt from any requirement to file or furnish materials with the Commission under Exchange Act Sections 13(a), 13(f), 13(g), 14(a), 14(c), 14(f), 15(d) and Regulations 13A, Regulation 13D-G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1, and 14f-1, as applicable, where certain conditions are satisfied.

As a result of the global outbreak of the COVID-19 virus, from January 2020 until February 2020, the Company’s employees have been asked to work remotely. As a result, the Company’s books and records have not been easily accessible and communication among internal financial staff and its auditors has been challenging due to the travel restriction and quarantine requirement, resulting in the delay in the preparation and completion of its consolidated financial statements. Based on the foregoing, on April 30, 2020, the Company filed a Current Report on Form 6-K to avail itself of a 45-day extension to file this Form 20-F relying on the exemptions provided by the Order. This Form 20-F is being filed in reliance on the Order.

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
•

“Class B Holders” refers to Dr. Zhengyu (Zane) Wang, Gary Wang and Andrew Mason prior to May 30, 2019, Dr. Zhengyu (Zane) Wang and Gary Wang from May 30, 2019 to December 23, 2019, Dr. Zhengyu (Zane) Wang, Gary Wang and True North Financial, LLC from December 24, 2019 to May 15, 2020, Dr Zhengyu (Zane) Wang, Gary Wang, Xianlong Wu, Weidong Feng, Weiying Zheng, Deyu Kong, Xiaoming Li, Yaxian Wang, Yu Liu, Wen Chen, Pengfei Yin, and Haijun Li on and after May 15, 2020;

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2014 , 2015 and 2016 and the selected consolidated balance sheets data as of December 31, 2014, 2015 , 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statement of comprehensive income for the years ended December 31, 2015, 2016, 2017, 2018 and 2019.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	US$	US$	US$	US$	US$
Selected Consolidated Statement of Comprehensive Income:
Revenue
Transaction and service fees (net of customer acquisition incentive)	62,535	55,891	91,621	70,615	37,464
Other revenue	946	1,092	1,156	4,285	9,189
	63,481	56,983	92,777	74,900	46,653
Net interest income/(expense)				555	2,034
(Provision)/Reversal for loan losses	(3,924)	—	13	(3,969)	(2,422)
Discretionary payments	—	—	(4,576)	(4,605)	(8,511)
Business related taxes and surcharges	(3,424)	(1,122)	(503)	(262)	(99)
Net revenue	56,133	55,861	87,711	66,619	37,655
Operating expenses
Servicing expenses	(13,484)	(13,889)	(13,651)	(10,342)	(4,008)
Sales and marketing expenses	(34,182)	(29,954)	(45,341)	(34,669)	(12,370)
General and administrative expenses	(30,355)	(36,742)	(54,121)	(72,324)	(43,978)
Product development expenses	(5,675)	(8,630)	(11,642)	(15,994)	(4,599)
Total operating expenses	(83,696)	(89,215)	(124,755)	(133,329)	(64,955)
Other income (expense)
Other income (expense), net	(2,456)	(9)	508	1,253	20,982
Profit (loss) before income tax expense	(30,019)	(33,363)	(36,536)	(65,457)	(6,318)
Income tax expense	(7)	(3)	(113)	(1,072)	(3,583)
Net profit (loss)	(30,026)	(33,366)	(36,649)	(66,529)	(9,901)
Accretion on Series A convertible redeemable preferred shares to redemption value	(288)	(288)	(96)	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(1,621)	(1,621)	(540)	—	—
Accretion of Series C convertible redeemable preferred shares to redemption value	(1,292)	(4,468)	(2,232)	—	—
Deemed dividend to Series C convertible redeemable preferred shares at modification of Series C convertible redeemable preferred shares	—	(635)	—	—	—
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	—	—	(82,034)	—	—
Net loss attributable to ordinary shareholders	(33,227)	(40,378)	(121,551)	(66,529)	(9,901)
Net profit (loss)	(30,026)	(33,366)	(36,649)	(66,529)	(9,901)
Foreign currency translation adjustment, net of nil tax	(533)	(1,885)	170	944	1,526
Comprehensive income (loss)	(30,559)	(35,251)	(36,479)	(65,585)	(8,375)

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	US$	US$	US$	US$	US$
	(in thousands, except share data and per share data)
Weighted average number of ordinary shares used in computing net profit (loss) per share
Basic	16,232,433	16,437,946	49,054,201	65,199,459	67,590,078
Diluted	16,232,433	16,437,946	49,054,201	65,199,459	67,590,078
Loss per share attributable to ordinary shareholders
Basic	(2.05)	(2.46)	(2.48)	(1.02)	(0.15)
Diluted	(2.05)	(2.46)	(2.48)	(1.02)	(0.15)

The following table presents our selected consolidated balance sheet data as of December 31, 2015, 2016, 2017, 2018 and 2019.

	As of December 31,
	2015	2016	2017	2018	2019
	US$	US$	US$	US$	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	25,045	18,983	94,881	33,029	15,423
Restricted cash(1)	11,890	12,685	14,673	35,833	37,094
Total assets	68,272	58,468	137,528	96,136	69,163
Total liabilities	44,907	44,460	78,490	95,219	64,090
Safeguard Program payable	18,555	19,511	17,950	—	—
Total mezzanine equity	84,950	116,218	—	—	—
Total shareholders’ (deficit) equity	(61,585)	(102,210)	59,038	917	5,073

(1)

Restricted cash represents: (i) funds received from marketplace investors and borrowers and held in separate deposit accounts for the Safeguard Program; (ii) cash received from the investors and borrowers but not yet been disbursed, due to a settlement time lag; and (iii) investors and borrowers’ virtual accounts' funds held in custodian banks.

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2019, the last business day of 2019. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. The source of data in the table is the Federal Reserve official website.

	Midpoint of Buy and Dollars per Sell Prices for RMB U.S.
Period	Period-End	Average(1)	Low	High
2015	6.4778	6.2869	6.1980	6.4778
2016	6.9430	6.6549	6.4480	6.9850
2017	6.5063	6.7350	6.5063	6.8900
2018	6.8755	6.6090	6.2649	6.9737
2019	6.9618	6.9081	6.7119	7.1137
2020
January	6.9161	6.9184	6.7115	6.8708
Feburary	6.9906	6.9967	6.6822	6.7907
March	7.0808	7.0205	6.9244	7.1099
April	7.0622	7.0708	7.0341	7.0989
May	7.1348	7.1016	7.0622	7.1681

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

Risks Related to the legacy marketplace lending platform business, as well as our transition to the business of facilitating institutional lending capital

As the regulatory framework for our business has been quickly changing, we are transitioning from the legacy marketplace lending platform business, into a business of facilitating institutional lending capital. We no longer match borrowers with retail investors. We continue to use our proprietary decisioning technology, including predictive selection technology, and automated decision technology, to act as a third party service provider for financial institutions, to help them facilitate their lending capital to make loans to the borrowers we solicited, for which we evaluate potential borrowers’ creditworthiness, provide analytical screening and marketing services, and also provide portfolio management services, including loan collection services. See “Item 4. Information on the Company—B. Business Overview—Business Transition.” for the description of our business of facilitating institutional lending capital.

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

In November 2016, the CBIRC, the MIIT and the State Administration of Industry and Commerce (“SAIC”), jointly issued the Guidance to the Administration of Filing and Registration of Online Lending Intermediaries, or the Guidance of Administration, which provides general filing rules for online lending intermediaries, and authorizes local financial regulators to make detailed implementation rules regarding filing procedures according to their local practices.

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

In furtherance the rules and policies promulgated by the PRC central government that impose inspection requirements for marketplace lending platforms, local governments accelerated their inspections of online lending platforms and began to publish the results.  If a marketplace lending platform does not pass its inspection, it must cease its operations.  We notified national and local regulators in April 2019 that we decided to exit the marketplace lending platform business and transit into the business of facilitating institutional lending capital.  Following such notification, we ceased to be subject to the purview of local rectification offices and the local regulators stopped tracking and monitoring our rectification measures. However, the regulators are developing new measurements for the legacy marketplace lending platforms that are exiting the operation.

Some local governments have found that all marketplace lending platforms in their jurisdiction have failed the inspection. In November 2019, PRC regulatory authorities indicated that their focus was on facilitating the proper exit of all platforms from the entire marketplace lending industry.

In response to the unclear and rapidly changing regulatory requirement, we started to wind down our legacy marketplace lending platform business in April 2019 for individual investors, whereby we only focused on serving the remaining borrowers and lenders on our legacy marketplace lending platform, at the same time we keep serving institutional lenders by helping them facilitate loans to the borrowers we solicited.  See “Item 4. Information on the Company—B. Business Overview—Legacy Marketplace Lending Platform and Our Transition.”

There are compliance risks in facilitating the institutional lending capital business with the compliance risk of increasingly strict data security regulations a major one. In addition, according to the latest regulatory requirements, entities involved in facilitating institutional lending capital business shall not provide financing guarantee services.

The PRC Cybersecurity Law, implemented on June 1, 2017, provides that to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered. On December 29, 2017, the National Information Security Standardization Technical Committee officially issued the Information Security Technology Personal Information Security Specification (“Specification”), which provides the principles and security requirements to be followed in the collection, preservation, use, sharing, transfer, public disclosure and other personal information processing activities.  The Specification was updated on March 6, 2020, and will be officially implemented from October 1, 2020. The updated Specification adds compliance requirements for the collection, storage, sharing, and transfer of personal biometric information. The updated Specification sets forth higher compliance requirements for the information platform to connect to third party management and other aspects of the information platform. On May 28, 2019, the Cyberspace Administration of China, together with relevant departments, drafted the Data Security Management Measures (draft for comments), which reiterated and emphasized the three aspects of data collection. In addition, illegal access to personal information, unauthorized access to data and other acts have been criminalized. As the business of facilitating institutional lending capital involves the collection and application of a large amount of data, increasingly strict regulatory policies in the data industry may make compliance in the operation of our business of facilitating institutional lending capital more difficult and will likely increase compliance costs.

Regulations relating to the data industry have become increasingly tightened, and as our business of facilitating institutional lending capital heavily relies on the application of data in daily business operations, data compliance risks exists and may negatively impact our new business.

The risk control services that we intend to offer in connection with our facilitating institutional lending capital may be prohibited by certain regulations, and therefore our new business of facilitating the institutional lending capital may be negatively impacted.

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

In November 2018, Chinese Banking and Insurance Regulatory Commission (CBIRC) officially released the Measures for The Administration of Online Loans for Commercial Banks (Draft). The draft measures require institutions which help commercial banks to facilitate loans should provide sufficient customer information, and the bank must be responsible for credit risk control and underwriting credit independently.  The draft measures also emphasized risk-control, credit evaluation and other core banking service cannot be outsourced.

On December 19, 2018, the PRC government issued the Opinions on Classified Disposal and Risk Prevention of Online Lending Intermediaries (Circular No. 175). These opinions require "actively guide part of online lending platform companies transferring to the online micro-credit companies,  facilitating lending capital for institution lenders, or licensed asset management institutions".

In August 2019, the General Office of the State Council issued a guidelines on Promoting the Legal Norms and Healthy Development Of Platform Economy. The guidelines specifically pointed out that setting up financial institutions, engaging in financial activities, providing financial information intermediaries and dealing marketing services must be subject to market entry criteria in accordance with the law.  However, the guidelines did not specify the detailed criteria of the market entry of facilitating institutional lending capital business.

In September 2019, the Zhejiang Banking and Insurance Regulatory Bureau issued “Notice on Further Regulating Issues Related to Personal Consumption Loans (Circular No. 213 [2019])”. The Notice imposed some restrictions on personal consumption loans, one of which was "no outsourcing of core business such as credit check and risk control."

In October 2019, the Beijing Banking and Insurance Regulatory Bureau issued a Notice on Regulating Cooperation Business between Banks and Fintech Companies and Internet Insurance Companies. The Notice emphasized that the lending facilitation institutions with various qualifications may cause risks of incompliance, default, moral hazard and information mismanagement.

On January 20, 2020, CBIRC completed the second round of soliciting opinions concerning "Measures for The Administration of Online Loans for Commercial Banks (Exposure Draft)", which was first commented in 2018.  In the sent exposure draft, The measure subdivide a cooperation area between commercial banks and Fintech companies that the companies that provide the service of either customer acquisition, facilitating loans, risk sharing, information technology, overdue collection are defined as business partners to financial institutions including but not limit to banking, insurance companies, financing guarantee companies, e-commerce companies, big data and information technology companies, and collection companies. The measure basically covers all related areas of consumption finance industry. A higher threshold of cooperation between commercial banks and partners is required to set based on the measure’s requests. The Exposure Draft also highlighted if the Internet loan business model involves cooperation with external institutions, the core risk control step shall be independently carried out by commercial Banks, and the cooperative institutions shall not charge the borrowers interest fees in any form. The commercial bank shall not accept the risk guarantee commitment of the cooperative institution, nor shall it accept the credit enhancement service provided by the unsecured cooperative institution. This Draft if adopted as it is will lead to the phrasing out of some bundling, disguised guarantees and some existing models of co-operation, and Banks' appetite for risk may be reduced.

On October 23, 2019, China Banking and Insurance Regulatory Commission issued the Notice on Printing and Distributing the Supplementary Provisions on the Supervision and Management of Financing Guarantee Companies, which clearly provided that institutions providing customer promotion, credit evaluation and other services for various lending institutions shall not provide financing guarantee services without approval. This regulation did not specifically address facilitating institutional lending capital business, but the regulators could have new regulations regarding the business of facilitating institutional lending capital.

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

We are currently not in full compliance with the New York Stock Exchange’s continued listing criteria, and may be delisted.

As set forth in our prior press releases, we are currently not in full compliance with the New York Stock Exchange’s continued listing standards, such as the minimum market capitalization. The New York Stock Exchange has granted us an additional period through December 5, 2020 to address the market capitalization issue, subject to quarterly interim reporting by us to the New York Stock Exchange on progress relating to a business transformation plan that we submitted to the Exchange. In addition, if our average market capitalization falls below US$15 million in any 30-day period or if our ADS price falls below US$0.16 at any point, we may be subject to immediate delisting.  If we are delisted, the liquidity of our ADSs may be significantly adversely affected.

Our legacy marketplace lending platform’s business of connecting investors and borrowers constituted an intermediary service, and our contracts with investors and borrowers were intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the facilitation of an intermediation contract, which results in harm to the client’s interests may not claim any fee for its intermediary services and is liable for any damage incurred by the investor. Although we stopped the legacy marketplace lending business in April 2019, with the purpose to help remained individual investors on our legacy marketplace lending platform to collect their principal from borrowers, we provide a post-loan management service to them. However, both a tightened supervision of aggressive collection includes Chinese Crime Crackdown plan and some force majeure risks such as the outbreak of novel coronavirus in China have a material and adverse effect on our ability to collect past-due payments from delinquent borrowers. If our ability to collect past—due payments from delinquent borrowers is impaired, the remained individual investors’ confidence will be damaged and may push local government involved in with irrational behavior, our business license of the corporate body in China will be revoked and we might be suspected illegal absorbsion of public deposits.

Although we are constantly working to connect to the Credit Reference System of the People's Bank of China to put more pressure on the delinquent borrowers and speed up the collection, but so far this effort has not been successful. And even if the effort succeeds, it is not clear how much it will help our collection efforts.

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

Although investors on marketplace lending platforms generally receive higher returns as compared to depositing their funds with traditional banks, investors may file complaints with the PRC government or reach out to the PRC government to require marketplace lenders to payback principal they invested, and request that the interest and principle payments are returned even if credit losses take place.  To the extent that there are complaints filed against our company, we could be forced to process the complaints and participate in costly and time consuming processes to mitigate losses, which could divert management attention. In addition, to the extent that the PRC government decides to take added measures on these investors’ behalves, we may be required to alter our operations so as to ensure that the rate of return and assurance that investors will receive payment in respect to their investments on our legacy marketplace lending platform.

Regulatory authorities will impose increasingly high regulatory requirements on microfinance companies, which will have an adverse impact on the operations of our subsidiaries.

According to the statement of the local financial supervision department, microfinance companies belong to non-monetary banking services financial industry enterprises, which rely on their capital to issue loans and cannot absorb public deposits. According to the latest legislative plan currently announced, regulations on non-deposit lending organizations will be introduced soon. The regulations intend to make clear provisions on market access, operating rules, debt collection rules, and supervision and management measures of microfinance companies. When the regulations are formally promulgated, our microfinance company will be at risk of not meeting the relevant regulatory requirements, thus lose its license to operate.

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

Some aspects of our business operations might not be in full compliance with existing and future requirements set forth by the CBIRC or laws or regulations promulgated by other PRC authorities regulating the facilitating institutional lending capital business.

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

In particular, the Ministry of Industry and Information Technology, or the MIIT, has published regulations that place website operators with liability for content displayed on their websites and actions of users of their systems that are deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business license may be revoked.

In addition to our website, we also facilitating financial institutional lending capital through our mobile apps, which are regulated by the Regulations for Administration on Mobile Internet Applications Information Services, or the MIAIS Regulations, promulgated by the Cyberspace Administration of China, or the CAC, in June 2016 and became effective in August 2016. According to the MIAIS Regulations, the providers of mobile apps shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile apps to ensure their compliance with the MIAIS Regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile apps for our facilitating financial institutional lending capital complies with the requirements of the MIAIS Regulations at all times. If our mobile apps for our facilitating financial institutional lending capital were found to be violating the MIAIS Regulations, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile apps from the relevant app stores, which may materially and adversely affect our business and operating results.

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
•

the amount and timing of the incurrence of operating expenses, and the maintenance and expansion of our business, operations and infrastructure for the business of facilitating institutional lending capital;

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

Our transition to facilitate institutional lending capital business may be impacted by adverse economic and market conditions.

Many factors, including factors that are beyond our control, may have a detrimental impact on borrowers’ willingness to seek loans and investors’ ability and desire to lend, and consequentially have a negative effect on our business and results of operations. These factors include general economic conditions, the general interest rate environment, unemployment rates, residential home values and the availability of other investment opportunities and force majeure risks, such as recent outbreak of novel coronavirus epidemic. If any of these factors arise, our revenue and transactions on our third party service provider for financial institutions would decline and our business would be negatively impacted. For example, the fluctuation of interest rates may affect the demand for facilitate institutional lending capital business, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels and a high interest rate environment may lead to an increase in competing investment options and dampen investors’ desire to invest on our online. As a result, fluctuations in the interest rate environment may discourage institution investors and borrowers from participating on our online, which may adversely affect our facilitate institutional lending capital business.

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

There can be no assurance that economic conditions will remain favorable for facilitate institutional lending capital business. Reduced demand for, or increase in the default rate of, our loans would negatively impact our growth and revenue. If an insufficient number of qualified individuals apply for or insufficient institution capital to facilitate loans through our proprietary decisioning technology, including predictive selection technology, and automated decision technology, our transition to facilitate institutional lending capital business is not as good as we expected.

If the total addressable facilitate institutional lending capital business market is smaller than we believe it is, our revenue may be adversely affected and our business may suffer.

It is very difficult to estimate the total addressable market for facilitate institutional lending capital by our proprietary decisioning technology, including predictive selection technology, and automated decision technology due to factors such as market demand, PRC regulations of the credit industry, competition, general economic conditions and the relatively short history of the online lending industry in China. We believe that our total addressable market of borrowers consists of prospective borrowers seeking unsecured affordable credit up to RMB200,000 (approximately US$28,169) is sufficiently large.  However, if there is less demand than we anticipate for the loans facilitated through our proprietary decisioning technology, it would significantly and negatively impact our business, financial condition and results of operations.

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

As we continue to transit into business of facilitating institutional lending capital, we don’t match borrowers with retail investors any more. We keep using our proprietary decisioning technology, including predictive selection technology, and automated decision technology, to act as a third party service provider for financial institutions, to help them facilitate their lending capital to make loans to the borrowers we solicited, for which we evaluate potential borrowers’ creditworthiness, provide analytical screening and marketing services, and also provide portfolio management services, including loan collection services.   We believe our success depends on the efforts and talents of our employees, including software engineers, financial personnel and marketing professionals.  Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees.  Competition for highly skilled sales, technical and financial personnel is extremely intense.  We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure.  Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

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

Prior to our IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures.  In preparing our consolidated financial statements for the years ended December 31, 2017, we and our predecessor independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies.  The three material weaknesses identified related to: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; and (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions. In preparing our consolidated financial statements for the years ended December 31, 2018, we and our successor independent registered public accounting firm determined these three material weaknesses remain as of December 31, 2018, and identified additional two material weaknesses in our internal control over financial reporting. The additional material weaknesses identified by us and our successor independent registered public accounting firm related to: (iv) a lack of adequate control procedures to ensure compliance with provisions of relevant regulations to prevent the Company from using personal bank accounts for its operation and to manage the usage of bank accounts; and (v) inadequate controls with respect to the maintenance of sufficient documentation for nonrecurring transactions.  Following the identification of the material weaknesses and control deficiencies, we have continuously taken remedial measures.  While we believe that we have remediated some aspects of the material weaknesses identified, the material weakness still existed for the fiscal year ended December 31, 2019.  As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.  We cannot be certain in future periods that one or more material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified.  If we fail to maintain the adequacy of our internal controls, including any failure to implement or difficulty in implementing required new or improved controls, our business and results of operations could be harmed, the results of operations we report could be subject to adjustments, we could incur further remediation costs, we could fail to be able to provide reasonable assurance as to our financial results or the effectiveness of our internal controls or meet our reporting obligations to the SEC and third parties (including lenders under our financing arrangements) on a timely basis and there could be a material adverse effect on the price of our ADSs.

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

Risks Related to Our Corporate Operation

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

Our business, financial condition and results of operations have been and are likely to be adversely affected by the outbreak of COVID-19.

China has experienced an outbreak of COVID-19 in the first quarter of 2020 and the virus is spreading rapidly to many parts of the world recently. The severity of the outbreak in certain provinces resulted in travel restrictions, quarantines and business closures imposed by local governments across China and materially affected general commercial activities in China. In response to this outbreak, from January 2020 to February 2020, we temporarily closed all of our corporate offices and requested all employees to work remotely. The travel restrictions and quarantines also prevented our customer service, business development and other business activities. The outbreak of COVID-19 has caused and may continue to cause significant slowdown of economic growth in China and globally, which may lead to adverse impact on our business. Furthermore, the slowdown of economic growth adversely affects the stability of, and investors’ confidence in, the financial market, making it more difficult for us to raise additional capital necessary for our continued operation. All of these would negatively affect our business operation, financial condition and results of operations. We have been taking measures in response to the outbreak, including the adoption of modified operating hours and remote working arrangements which may also have negative impact on our business operation.

Although the pandemic has been contained to a certain extent in China since March 2020, there is great uncertainty as to the future progress of the disease, such as continued spread or recurrence of contagion, the implementation and effectiveness of preventative and containment measures, and the development of medical solutions. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic may lead to new cases which may lead to the reintroduction of restrictions. The extent to which this outbreak impacts our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of this outbreak and the actions taken by authorities and other entities to contain this outbreak.

Risks Related to Our Newly Acquired Emergency Rescue Service Provider Business

We rely on data center providers, Internet infrastructure, bandwidth providers, third-party computer hardware and software, other third parties and our own systems for providing services to our emergency rescue clients and end-users, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with clients, adversely affecting our brand and our business.

We serve all of our emergency rescue clients and end-users leveraging a multi cloud architecture using multiple vendors. This architecture provides redundancy and cost savings, and reduces our reliance on one single vendor. While we control and have access to our servers, we do not control the operation of these facilities. The cloud vendors and the owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our cloud vendors or data center operators is acquired, we may be required to transfer our servers and other infrastructure to a new vendor or a new data center facility, and we may incur significant costs and possible service interruption in connection with doing so. Problems faced by our cloud vendors or third-party data center locations with the telecommunications network providers with whom we or they contract or with the systems by which our telecommunications providers allocate capacity among their clients, including us, could adversely affect the experience of our clients. In addition, any financial difficulties, such as bankruptcy faced by our cloud vendors or third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

Additionally, if our cloud or data centers vendors are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could affect the service levels at our cloud vendors or data centers or cause such cloud systems or data centers and systems to fail. Any changes in third-party service levels at our cloud vendors or data centers or any disruptions or other performance problems with our solution could adversely affect our reputation and may damage our clients’ stored files or result in lengthy interruptions in our services. Interruptions in our services may reduce our revenue, cause us to issue refunds to clients for prepaid and unused subscriptions, subject us to potential liability or adversely affect client renewal rates.

We also rely on computer hardware purchased or leased and software licensed from third parties in order to offer our services. However, it is possible that this hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated.

We exercise limited control over third-party vendors, which increases our vulnerability to problems with technology and information services they provide. Interruptions in our network access and telecommunication services may reduce our revenue and cause us to issue refunds to clients.

Additionally, if our cloud or data centers vendors are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could affect the service levels at our cloud vendors or data centers or cause such cloud systems or data centers and systems to fail. Any changes in third-party service levels at our cloud vendors or data centers or any disruptions or other performance problems with our solution could adversely affect our reputation and may damage our clients’ stored files or result in lengthy interruptions in our services. Interruptions in our services may reduce our revenue, cause us to issue refunds to clients for prepaid and unused subscriptions, subject us to potential liability or adversely affect client renewal rates.

In addition, our ability to deliver our Internet-based services and telecommunication services depend on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced and expect that we may experience future interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with clients. To operate without interruption, both we, our service providers, and our telephone operator must guard against:

•	damage from fire, power loss, natural disasters and other force majeure events outside our control;

•	communications failures;

•	software and hardware errors, failures and crashes;

•	security breaches, computer viruses, hacking, denial-of-service attacks and similar disruptive problems; and

•	other potential interruptions.

We exercise limited control over third-party vendors, which increases our vulnerability to problems with technology and information services they provide. Interruptions in our network access and telecommunication services may reduce our revenue and cause us to issue refunds to clients.

If our security measures fail or are breached and unauthorized access to a client's data is obtained, our emergency rescue services may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed, and we could lose sales, clients, and end-users.

Our services involve the storage and transmission of clients’ and our users’ proprietary information, sensitive or confidential data, including valuable intellectual property and personal information of employees and clients, as well as the protected health information (“PHI”) and financial data information of our users. Because of the extreme sensitivity of the information we store and transmit, the security features of our computer, network, and communications systems infrastructure are critical to the success of our business. A breach or failure of our security measures could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, cyber-attacks by computer hackers, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors, or catastrophic events. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. As cyber threats continue to evolve, we may be required to expend additional resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. If our security measures fail or are breached, it could result in unauthorized persons accessing sensitive client or member data (including PHI and financial data), a loss of or damage to our data, an inability to access data sources, or process data or provide our services to our clients. Such failures or breaches of our security measures, or our inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely affect clients and users or investors’ confidence in us, and reduce the demand for our services from existing and potential clients. In addition, we could face litigation, damages for contract breach, monetary penalties, or regulatory actions for violation of applicable laws or regulations, and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations.

There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law stipulates that a network operator, including internet information service provider among others, must adopt technical measures and other necessary measures in accordance with the applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. Although we take measures to comply with the Cyber Security Law and the applicable laws, regulations and standards, and we believe our current business operation is in line with the requirements under the Cyber Security Law and the applicable laws, regulations and standards, there can be no assurance that our measures will be effective and sufficient under the Cyber Security Law and the applicable laws, regulations and standards. If we were found by the regulatory authorities to have violated the Cyber Security Law and the applicable laws, regulations and standards, we would be subject to warnings, fines, confiscation of illegal revenue, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability and our business, results of operations and financial condition would be materially adversely affected. In addition, the regulatory framework for privacy protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future.

We may experience cyber-security and other breach incidents that remain undetected for an extended period. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our security occurs, or if we are unable to effectively resolve such breaches in a timely manner, the market perception of the effectiveness of our security measures could be harmed and we could lose sales, clients and users, which could have a material adverse effect on our business, operations, and financial results. Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

We are exposed to risks associated with the implementation of laws and regulations on data privacy in China.

We collect, store and process certain personal and other sensitive data from our clients and end-users of our emergency rescue services. The secure transmission of confidential information over the Internet and telecommunication is essential in maintaining customer confidence in us. We conduct a significant portion of our communication and transaction by Internet or telephone. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us, expose us to legal claims, and adversely affect our operating results. Nonetheless, given its great commercial value, our customer data may still likely to be misused by third parties, which could expose us to legal and regulatory risks and seriously harm our business.

We are subject to domestic laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our customers and employees including any requests from regulatory and government authorities relating to this data. In recent years, PRC government authorities have promulgated laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection and the Regulation on Protection of Personal Information of Telecommunication and Internet Users provide that information that identifies a citizen, the time or location for his use of telecommunication and Internet services, or involves privacy of any citizen such as his or her birth date, ID card number, and address is protected by law and must not be unlawfully collected or provided to others. Independent Connection Provider (“ICP”) operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are also prohibited from collection and use of personal information after a user has stopped using the services. We share our clients’ identifiable data and information with our third-party telephone operators when the third-party operators need to verify caller’s identity. Any misuse of our clients’ and users’ identifiable information by our third-party operators or our employees may bring civil litigations or administrative fines to the company.

Further, PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater public scrutiny and attention from regulators, which could increase our compliance costs and subject us to heightened risks and challenges. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

If we cannot implement our solution for clients’ and users’ emergency rescue requests or resolve any technical issues in a timely manner, we may lose clients and our reputation may be harmed.

Our clients depend on our support services and professional emergency rescue system to resolve their issues, including health emergency, vehicle breakdown, and financial distress. We may be unable to respond quickly enough to accommodate short-term increases in member demand for support services, particularly as we increase the size of our client bases and face the uncertainties during the COVID-19 pandemic. Furthermore, our solution must tailor our clients’ specific personal requests in a timely manner and coordinate with our business partners to implement the plan if necessary. It is difficult to predict clients’ demand for emergency help, and if clients demand increases significantly, we may be unable to provide satisfactory support services to our clients. Further, if we are unable to address clients’ needs in a timely fashion or further develop and enhance our solution, or if a client or member is not satisfied with the quality of work performed by us or with the technical support services rendered, then we could incur additional costs to address the situation or be required to issue credits or refunds for amounts related to unused services, and our profitability may be impaired and clients’ dissatisfaction with our solution could damage our ability to expand the number of applications and services purchased by such clients. These clients may not renew their contracts, while instead seeking to terminate their relationship with us or renew on less favorable terms. Moreover, negative publicity related to our client relationships, regardless of its accuracy, may further damage our business by affecting our reputation or ability to compete for new business with current and prospective clients. If any of these were to occur, our revenue may decline and our business, financial condition and results of operations could be adversely affected.

We operate in a competitive industry, and if we are not able to compete effectively, our business, financial condition and results of operations will be harmed.

While the emergency rescue market is in an early stage of development in PRC, it is competitive and we expect it to attract increased competition, which could make it difficult for us to succeed, especially after the COVID-19 outbreak in PRC. For example, we currently face competition in our telehealth service, vehicle breakdown service, and financial distress relief service from a range of companies, including specialized software and solution providers, insurance companies, and financial institutions that offer similar solutions and that are continuing to develop additional products and becoming more sophisticated and effective. These competitors include Ping An Good Doctor, Ding Xiang Doctor, and Ali Health among other smaller telehealth service participants. In addition, large, well-financed health plans have in some cases developed their own telehealth or expert medical service tools and may provide these solutions to their customers at discounted prices. Some vehicle insurance providers also provide vehicle emergency rescue service in the PRC. Competition from specialized software and solution providers, health plans and vehicle insurer will result in continued pricing pressures, which is likely to lead to price declines in certain product segments, which could negatively impact our sales, profitability and market share.

Some of our competitors may have greater name recognition, longer operating histories and significantly greater resources than we do. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. Accordingly, new competitors or alliances may emerge that have greater market share, a larger customer base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage. Our competitors could also be better positioned to serve certain segments of the telehealth, vehicle emergency rescue, and financial distress relief market, which could create additional price pressure. In light of these factors, even if our solution is more effective than those of our competitors, current or potential clients may accept competitive solutions in lieu of purchasing our solution. If we are unable to successfully compete in the telehealth market, our business, financial condition and results of operations could be materially adversely affected.

If we fail to manage our growth effectively, our expenses could increase more than expected, our revenue may not increase, and we may be unable to implement our business strategy.

We have experienced significant growth in recent periods, which puts strain on our business, operations and employees.  We have also increased our client bases significantly over the past two years. We anticipate that our operations will continue to rapidly expand. To manage our current and anticipated future growth effectively, we must continue to enhance our IT infrastructure, financial and accounting systems, and maintain our relationship with third-party telephone operators, professional medical service providers, vehicle maintenance providers, and financial institutions. We must also attract, train and retain a significant number of qualified sales and marketing personnel, customer support personnel, professional services personnel, software engineers, technical personnel and management personnel, and the availability of such personnel, in particular software engineers, may be constrained.

A key aspect to managing our growth is our ability to scale our capabilities to implement our solution satisfactorily with respect to both large and demanding clients, who currently constitute the substantial majority of our client base, as well as smaller clients who are becoming an increasingly larger portion of our client base. Large clients often require specific features or functions unique to their membership base, which, at a time of significant growth or during periods of high demand, may strain our implementation capacity and hinder our ability to successfully implement our solution to our clients in a timely manner. We may also need to make further investments in our technology and automate portions of our solution or services to decrease our costs. If we are unable to address the needs of our clients or users, or our clients or members are unsatisfied with the quality of our solution or services, they may not renew their contracts, seek to cancel or terminate their relationship with us or renew on less favorable terms, any of which could cause our annual net dollar retention rate to decrease.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in weaknesses in our infrastructure, systems or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees. Our growth is expected to require significant capital expenditures and may divert financial resources from other projects such as the development of new applications and services. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected and we may be unable to implement our business strategy. The quality of our services may also suffer, which could negatively affect our reputation and harm our ability to attract and retain clients.

Economic uncertainties or downturns in the general economy or the industries in which our clients operate could disproportionately affect the demand for our solution and negatively impact our results of operations.

General worldwide economic conditions have experienced significant downturns during the global pandemic, and market volatility and uncertainty remain widespread, making it potentially very difficult for our clients and us to accurately forecast and plan future business activities. During challenging economic times, our clients or users may have difficulty gaining timely access to sufficient credit or obtaining credit on reasonable terms, which could impair their ability to make timely payments to us and adversely affect our revenue. If that were to occur, our financial results could be harmed. Further, challenging economic conditions may impair the ability of our clients to pay for the applications and services they already have purchased from us and, as a result, our write-offs of accounts receivable could increase. We cannot predict the timing, strength or duration of any economic slowdown or recovery. If the condition of the general economy or markets in which we operate worsens, our business could be harmed.

Natural or man-made disasters and other similar events may significantly disrupt our business and negatively impact our business, financial condition and results of operations.

Our offices may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, power outages, fires, floods, nuclear disasters, diseases, virus, and acts of terrorism or other criminal activities, which may render it difficult or impossible for us to operate our business for some period of time. Any disruptions in our operations related to the repair or replacement of our offices, could negatively impact our business and results of operations and harm our reputation.

Furthermore, the implementation of our emergency rescue service relies on our business partners, who provide urgent support, including medical first-aid service, vehicle maintenance service, and temporary financial distress relief service, to our clients. Our business partners may not be able to meet our clients’ emergency need under some natural or man-made disasters. Any such losses or damages could have a material adverse effect on our business, financial condition and results of operations.

If our new services are not adopted by our clients, or if we fail to innovate and develop new applications and services that are adopted by our clients, our revenue and results of operations will be adversely affected.

To date, we have derived a substantial majority of our revenue from sales of our primary care telehealth service, urgent vehicle breakdown rescue service, and temporary financial aid service, and our longer-term results of operations and continued growth will depend on our ability successfully to develop and market new applications and services that our clients want and are willing to use. In addition, we have invested, and will continue to invest, significant resources in research and development to enhance our existing solution and introduce new high-quality applications and services. If existing clients are not willing to make additional payments for such new applications, or if new clients do not value such new applications, it could have a material adverse effect on our business, financial condition and results of operations. If we are unable to predict user preferences or if our industry changes, or if we are unable to modify our solution and services on a timely basis, we may lose clients. Our results of operations would also suffer if our innovations are not responsive to the needs of our clients, appropriately timed with market opportunity or effectively brought to market.

A decline in the prevalence of employer-sponsored emergency rescue or the emergence of new technologies may render our tele-emergency solution obsolete or require us to expend significant resources in order to remain competitive.

The PRC tele-emergency rescue industry is massive, with a number of large market participants with conflicting agendas, is subject to government regulation. Changes in our industry, for example, the emergence of new technologies as more competitors enter our market, could result in our telehealth emergency rescue being less desirable or relevant.

For example, we currently derive the majority of our revenue from sales to corporate clients that purchase our service as an employment benefit for their employees. A large part of the demand for our solution depends on the need of these employers to manage the costs of healthcare and other emergency rescue services that they pay on behalf of their employees. There is no guarantee that we would be able to compensate for the loss in revenue from employers by increasing sales of our solution to health insurance companies or to individuals or government agencies. In such a case, our results of operations would be adversely affected.

If emergency rescue benefits trends shift or entirely new technologies are developed that replace existing solutions, our existing or future solutions could be rendered obsolete and our business could be adversely affected. In addition, we may experience difficulties with software development, industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new applications and enhancements.

If our third-party telephone operators or emergency service providers are characterized as employees, we would be subject to employment and withholding liabilities.

We structure our relationships with our emergency service providers and third-party telephone operators in a manner that we believe results in an independent contractor relationship, not an employee relationship. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Although we believe that our providers and experts are properly characterized as independent contractors, tax, labor department, or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or courts were to determine that our providers or experts are employees, and not independent contractors, we would be required to pay social security, medical insurance, unemployment insurance, and other related payroll taxes. We would also be liable for unpaid past benefits and subject to penalties. As a result, any determination that our providers or experts are our employees could have a material adverse effect on our business, financial condition and results of operations.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

In recent years, there has been significant litigation in the PRC involving patents and other intellectual property rights. Companies in the Internet and technology industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, including patent rights and software copyright, and our competitors and other third parties may hold patents and copyrights or have pending patent and copyright applications, which could be related to our business. These risks have been amplified by the increase in third parties, which we refer to as non-practicing entities, whose sole primary business is to assert such claims. Regardless of the merits of any other intellectual property litigation, we may be required to expend significant management time and financial resources on the defense of such claims, and any adverse outcome of any such claim or the above referenced review could have a material adverse effect on our business, financial condition or results of operations. We expect that we may receive in the future notices that claim we or our clients using our solution have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows and the functionality of applications amongst competitors overlaps. Our any future litigation, whether or not successful, could be extremely costly to defend, divert our management’s time, attention and resources, damage our reputation and brand and substantially harm our business.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us, such payments or costs could have a material adverse effect on our business, financial condition and results of operations.

If our existing clients do not continue or renew their contracts with us, renew at lower fee levels or decline to purchase additional applications and services from us, it could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant portion of our revenue from renewal of existing client contracts and sales of additional applications and services to existing clients. As part of our growth strategy, for instance, we have recently focused on expanding our services amongst current Clients. As a result, selling additional services is critical to our future business, revenue growth and results of operations.

Factors that may affect our ability to sell additional services include, but are not limited to, the following:

•	the price, performance and functionality of our solution;

•	the availability, price, performance and functionality of competing solutions;

•	our ability to develop and sell complementary applications and services;

•	the stability, performance and security of our hosting infrastructure and hosting services;

•	changes in telecommunication laws, regulations or trends; and

•	the business environment of our clients and, in particular, headcount reductions by our corporate clients.

We enter into subscription access contracts with our corporate clients. These contracts generally have stated initial terms of one year. Most of our clients have no obligation to renew their subscriptions for our solution after the initial term expires. In addition, our clients may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from them. Our future results of operations also depend, in part, on our ability to expand into new clinical specialties and across care settings and use cases. If our corporate clients fail to renew their contracts, renew their contracts upon less favorable terms or at lower fee levels or fail to purchase new products and services from us, our revenue may decline, or our future revenue growth may be constrained.

In addition, after the initial contract year, a significant number of our client contracts allow clients to terminate such agreements for convenience at certain times, typically with one to three months advance notice. We typically incur the expenses associated with integrating a client’s data into our interactive communication database and related training and support prior to recognizing meaningful revenue from such client. If a client terminates its contract early and revenue and cash flows expected from a client are not realized in the time period expected or not realized at all, our business, financial condition and results of operations could be adversely affected.

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

The Foreign Investment Law of the People's Republic of China and its Implementation Regulations came into force on January 1, 2020. According to Foreign Investment Law of the People's Republic of China, the organization form, institutional framework and standard of conduct of a foreign-funded enterprise shall be subject to the provisions of the Company Law of the People's Republic of China, the Partnership Enterprise Law of the People's Republic of China, and other laws. With the coming into force of the new law, the Law of the People's Republic of China on Sino-Foreign Equity Joint Ventures, the Law of the People's Republic of China on Wholly Foreign-owned Enterprises and the Law of the People's Republic of China on Sino-Foreign Cooperative Joint Ventures shall be repealed simultaneously. Foreign-funded enterprises, which were established in accordance with the Law of the People's Republic of China on Sino-Foreign Equity Joint Ventures, the Law of the People's Republic of China on Wholly Foreign-owned Enterprises and the Law of the People's Republic of China on Sino-Foreign Cooperative Joint Ventures before the implementation of the Law, may retain their original organization forms and other aspects for five years upon the implementation hereof. Specific implementation measures shall be formulated by the State Council. Although the Foreign Investment Law did not address the VIE issues as its Draft seeking public comments did, the Foreign Investment Law and its Implementation Regulations may materially impact our corporate governance practices and increase our compliance costs, for example, through the imposition of stringent ad hoc and periodic information reporting requirements.

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

Although the Chinese economy has grown significantly in the past decade, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations. Furthermore, in early 2020, the outbreak of novel coronavirus epidemic in China had a serious impact on the Chinese economy. The epidemic and measures to combat the epidemic led to closure of businesses and unemployment, which could have a negative impact on the ability of the borrowers in our legacy marketplace lending platform to repay the loan.

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

The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control.  For example, since our ADSs became listed on the NYSE on April 28, 2017, the trading price of our ADSs has ranged from US$11.43 to US$0.22 per ADS, and the last reported trading price on June 1, 2020 was US$1.32 per ADS.  This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States.  A number of Chinese companies have listed their securities on U.S. stock markets, and some of these companies have experienced significant volatility.  The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

In December 2019, the Company instructed its Depositary Bank to implement a ratio change for its American Depositary Shares (“ADSs”).  The new ratio is 10 Class A ordinary shares per 1 ADS.  The effective date for the ratio change is December 3, 2019.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline.  As of May 31, 2020, we had 112,252,248 Class A ordinary shares outstanding.  Among these shares, 42,385,290 Class A ordinary shares are in the form of ADSs.  All our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.  The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, the Class B  Holders own approximately 17.13% of our total issued and outstanding ordinary shares and 69.83% of the voting power of our outstanding shares as of May 31, 2020. The Class B Holders have and will continue to have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company.  This concentrated voting interest will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

•	In April, 2019, we exited the marketplace lending platform business, stopped matching borrowers and investors, and keep serving the existing borrowers and lenders.

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

As part of our transition to our business of facilitating institutional lending capital, beginning in June 2019 we have been engaging in strategic cooperation and acquisition projects with several partner companies.  These partnerships help us to access certain customer segments, and we are facilitating financial institutions lending capital in serving the financial need in these customer segments.   As part of these strategic cooperation and acquisition projects, we aim to leverage our proprietary technology and 18 years of experience in consumer credit market, to help financial lending institutions to serve the need of consumer credit market in China.  On May 5, 2020, we entered into a set of agreements to acquire Yong Bao Two Ltd., which controls its variable interest entity SOS Information Technology Co., Ltd. The transaction was consummated on May 15, 2020.

Our principal executive offices are located at Room 7-705, Zhongjidasha Plaza, 819-1 Yinxianglu Road, Nanxiang Township, Jiading, Shanghai, 201802, China.   Our telephone number at this address is +86-21-3115 6909.

B.	Business Overview

Legacy Marketplace Lending Platform and Our Transition

Until April 2019, we owned and operated our legacy marketplace lending platform.  In April 2019, due to regulatory changes that made it cost-prohibitive, and in some ways very risky in regulatory compliance, to own and operate our legacy marketplace lending platform, we decided to cease the expansion of our legacy marketplace lending platform and wind up its operations.  Specifically, the PRC government’s “triple reduction” policy, which required marketplace lenders to reduce their overall lending portfolio size, reduce the total number of borrowers on their platforms and reduce the total number of investors on their platforms, made it so all marketplace lending platforms were required to either drastically reduce the size of their operations or transition out of the marketplace lending business entirely.  For more information on the “triple reduction” policy see “Item 3. Key Information—D. Key Information—Risk Factors—Risks Related to Our Legacy Marketplace Lending Business and Industry”.   We decided to leverage our robust experience as a provider of decision technology, marketing services, and portfolio management, and our experience in operating our legacy marketplace lending platform to commence our new business of facilitating institutional lending capital. For a description of the Lend Aided business, see “Item 4. Information on the Company—B. Business Overview—Business Transition.”

Ceased Matching New Loans in April 2019

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

SPV Establishment for Investors

As we began to exit the marketplace lending industry, regulatory changes and uncertainty in the marketplace lending industry generally led to above-average levels of defaults.  While we are continuing our collection efforts of delinquent loans facilitated on our legacy marketplace lending platform, we decided to assist the investors that did not receive their expected level or return on our marketplace lending platform by establishing an SPV that would allow such investors to share the value generated from our facilitating institutional lending capital cooperation relationships.  Such effort was encouraged by local PRC regulatory authorities.

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

Micro-credit lending Our subsidiary, Haidong, has been a registered micro credit company and principally engaging in micro-credit lending since 2013.  These micro-loans are made outside of our marketplace.  These micro-credit loans accounted for less than 1% of our total loans facilitated as of December 31, 2019.  When we began the testing phase of our new consumption loans using our predictive selection technology in the fourth quarter of 2014, Haidong initially served as the principal investor for such loans.  However, beginning July 1, 2015, Haidong no longer provided lending capital for these consumption loans.  Haidong is still providing micro credit lending services to consumers as well as small business owners.

Keep serving the borrowers and lenders

(1) Keep serving the investors

Up to April 2019, over the past ten years, the platform had a total of more than 60,000 investors with a total investment amount of 33.2 billion RMB. By May 31, 2020, these investors received a cumulative repayment of 31.4 billion RMB - principal and interest, including a repayment of 29.3 billion RMB principal, and interest income totaling 2.1 billion RMB.  The net invested capital was 1.80 billion RMB for all investors, including existing investors and those who exited, and the historical cumulative average repayment rate for all investors was 94.59%, based on the total investment amount.

By May 31, 2020,  the legacy platform had a total of 12,605 existing investor.  These investors had a total investment of 19.6 billion RMB.  These investors received a cumulative repayment of 15.6 billion RMB- principal and a cumulative interest of 1.1 billion RMB, and investor incentive payments of 15.6 million RMB, the average cumulative repayment rate of the existing investors was 86.0%, based on their total investment.

In April 2019, the legacy platform had a total investment balance amount of 4.65 billion RMB.   The existing investors received a total of 774 million RMB as monthly cash repayments during the period of April 2019 to May 2020.  As of May 2020, the existing investor balance was 3.73 billion RMB.

As of May 2020, other than the investors who already received more than 100% return of their original investment amount, which was accounted for 123 million RMB investment balance, the total other existing investors current investment balance at the legacy platform, net of their cumulative investment return, is RMB2.51 billion.

(2) Keep serving the lifestyle loan borrowers

The legacy platform has accumulated a total of 15.0 billion RMB lifestyle loans, as of May 2020, a cumulative repayment of 12.9 billion RMB in principal, interest and various fees, and a cumulative loan repayment rate of 85.7%.  The delinquent level,defined as 180 days or more past the due date, for the life style loan was generally between 16.0% to 20.0% as we disclosed before. As the collection efforts continues, the total loan repayment and recovery rate could be improved.

In May 2020, the outstanding balance of life stlye loan was 2.8 billion RMB owned by the existing investors.  Since the platform has completely stopped matching new loans since April 2019, and just focuses on collection operation, as the current borrowers gradually pay off their loans, the denominator of the loan portfolio gradually decreases, and the delinquent rate of the existing portfolio will continue to rise. This is a common process of any shrinking loan porfolio.  At the same time, according to the distribution of delinquent stage and the amount, it can be expected that the overall delinquent status of the existing portfolio will keep deteriorated.  Most of the lifestyle loans have a balance below 100,000 RMB, which remain as our collection focus.

(3) Keep serving  consumption loan borrowers

The legacy platform has accumulated a total of 24.1 billion RMB consumption loans, a cumulative repayment of 23.7 billion in principal, interest and various fees, and a cumulative loan repaytment rate of 98.7%. The delinquent level, defined as 90 days or more past the due date, for the consumption loan was generally between 2% to 4.5% as we disclosed before. As the collection efforts continues, the total loan repayment and recovery rate could be improved.

In May 2020, the outstanding balance of consumption loans was 1.1 billion RMB owned by the investors. Due to the short term nature of consumer loans, after the cessation of match new loans in April 2019, the current borrowers gradually paid off their loans, the delinquent rate of the existing portfolio keeps rising.   Currently, the consumption loan portfolio is basically delinquent for more than one day.  This is the situation that any winding down platform will experience in a sharp shrinkage period.

Business Transition

In April 2019, we stopped matching borrowers with individual investors, and start our transition to facilate financial institutional lending capital.

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

We developed our proprietary technology over 18 years through our work with some of China’s largest banks, including Bank of China and China Construction Bank, to help them develop credit scoring models and risk management systems to issue over 100 million credit cards.  Our technology enabled prospective borrowers who are overlooked by banks to access affordable and flexible digital credit through mobile devices.  Our predictive selection technology analyzed hundreds of variables based on each prospective’s online footprint, and we used this to selectively target high quality borrowers and help them to access credit offers from financial institutions.  We acquired quality borrowers through multiple channels, including social networks, online travel agencies, e-commerce platforms and payment service providers.  Applying our predictive selection technology, we efficiently selected good prospectives and “white-list” them for our platform.   We can use this same technology in our business of facilitating institutional lending capital to provide decision technology, marketing and portfolio management services to financial institutions.

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

Work with Data or Channel Partners

By collaborating with various customer channel partners and data partners, we are able to access customer segments that have been under-served by traditional financial institutions, either because lack of valid customer data, or because that are cost-prohibitive to financial service providers,   By collaborating with our partners, we leverage their data sources, customer bases, and channel distribution, such that we can help  prospective borrowers to better access credit provided by financial institutions, and help financial institutions screen and identify qualified borrower prospects.  We work with a number of customer channels and our data partners, to screen and identify the target prospects who meet our clients’ issuing criteria. This process is similar to the one we used in our legacy marketplace lending platform business, but using our clients’ criteria rather than our own.   In the operation of our legacy marketplace lending platform business, we accumulated a large database of prospectives and borrowers who demonstrated good credit behavior that are potential targets for our financial institution clients.

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

We signed a cooperation agreement with Hongkong Outjoy Education Technology Co., Ltd on June 17, 2019, along with a share purchase agreement, and a warrant to purchase our Class A ordinary shares.   Because of the regulatory uncertainty, there have been no significant development yet since then.

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

Value Added Services

To capitalize on the value of our borrower base, in terms of the underlying data and trends we aggregated, through the operation of our legacy marketplace lending platform, we provided various value added services to our borrowers, such as membership services and online ecommerce services, which are not part of lending contracts between financial institutions and borrowers.  By providing value added services, we are able to access broader business opportunities, in e-commerce, online reading, entertaining and other areas.

Borrowers

Our legacy marketplace lending platform served prospective borrowers in seeking a flexible and affordable credit.  Borrowers on our marketplace generally chose our platform because of the convenience and attractive interest rates.  Our marketplace was accessible in all geographical areas of China by means of our online and mobile-based channels.  Borrowers make repayments through third-party payment companies, mobile devices or in-person (in the case of lifestyle loans).  The majority of borrowers on our marketplace typically were 23 to 31 years old with a college degree and live in large cities in China.

After a potential borrower applies for a lifestyle loan, we conducted in-person field visits and detailed credit diligence to ensure the reliability of the information included in the application.    An applicant was automatically rejected if invalid or fraudulent information was found in his or her application.

Investors

Our legacy marketplace enabled investors domiciled in China to invest in loans with varying principal amounts, fees and interest rates and terms.

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

In the transition to the business of facilitationg institutional capital, and financial institutions become the lenders that service borrowers directly.

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

Our proprietary credit assessment technology assesses a potential borrower’s willingness to pay, ability to pay and stability of income.  Our proprietary credit assessment technology has three principal components—(i) predictive selection technology, (ii) credit scoring technology and (iii) automated decisioning technology.  We utilize predictive selection technology to pre-screen quality potential borrowers for smaller, shorter-term consumption loans at scale.  Our technology, which we developed over our 18 years of experience as a credit analytics service provider and marketplace operator, utilizes distinct algorithms for loans with different sizes and maturities to analyze vast amounts of data.  We continue to source data from diverse channels, including potential borrower applications, big data accessed through from our data partners and credit data created by borrowing behavior on our marketplace.  Each of our credit scoring and decisioning algorithms utilizes hundreds of variables to assess and make intelligent and rapid consumer credit decisions on a large and growing scale.  Our technology continues to evolve through machine learning as it scales to allow for more informed and intelligent decisions based on cumulative borrowing behavior data from approximately 40.7 million loans facilitated on our marketplace as of December 31, 2019.

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

The vast majority of China’s population lacks credit information.  To address this issue, we aggregate alternative sources of data, including data accessed through our data partners and from other sources.  For instance, our proprietary credit assessment technology uses data from online social media, search, browsing and transactional activity and credit data from cumulative borrowing behavior on our marketplace.  As we analyze new data from our data partners and internally produced credit from cumulative borrowing behavior on our marketplace, we continually refine our credit assessment algorithms and revise data inputs to create a more accurate measure of creditworthiness.  In addition, the data gathered in connection with the screening and due diligence is input into our credit assessment system, enhancing our credit analytical capabilities, including fraud prevention and detection.

Borrowing information concerning loans facilitated on our marketplace is not shared with the PBOC national credit bureau.  Borrowers on our platform do not have their borrowing activity on our platform show up on their credit report because PBOC credit reports only cover traditional banks.

Predictive Selection Technology

Our predictive selection technology analyzes non-traditional and unstructured data sources to accurately assess creditworthiness so we can identify and select prospective borrowers and “white-list” them.  This technology allows us to reduce our average cost of acquiring borrowers such that we are able to facilitate affordable, and accessible loan products offered by the institutional lending capital providers to our potential borrowers.  This technology contributes to our ability to decrease our customer acquisition costs, which allows us to offer affordable credit to prospective borrowers.  Our predictive selection technology also minimizes the potential for fraud on our marketplace and helps cultivate a desirable portfolio of borrowers on our platform by allowing us to proactively select our borrower composition rather than relying on potential borrowers to initiate applications for loans.

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

Application Score Category	Estimated Default Rate	Actual Default Rate*	Roughly Comparable FICO Score
1	0-5%	6.89%	700+
2	5-10%	13.20%	680-700
3	10-15%	16.76%	660-680
4	15-20%	20.68%	640-660
5	20-25%	21.82%	620-640
6	25-40%	29.71%	600-620
7	40+ %	36.48%	<600
*

Default rate of each category is defined as total unpaid loan principal (net of recovery) that remains delinquent for more than 180 days as a percentage of total principal amount facilitated for borrowers of each category based on lifestyle loans that were issued since January 1, 2011 through December 31, 2019 which have reached maturity, representing a look-back period of six years.

The actual overall default rates as of December 31, 2017, 2018 and 2019 were 20.1%, 18.8% and 22.47%, respectively.

For consumption loans on our legacy marketplace lending platform, the annualized default rate, which is defined as any loan principal that remains delinquent for more than 90 days as a percent of total loans originated (net of consumption loans issued that could not result in such delinquency), was 2% for each of the years ended December 31, 2017,  3.2% for the year ended December 31, 2018, and 4.52% for the year ended December 31, 2019.

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

Automated Decisioning Technology

Our automated decisioning technology determined if a credit product or financial service should be offered to a potential borrower, including borrowers on our legacy marketplace that were applying for new loans, as well as borrowers to whom we are helping institutional lending capital providers to facilitate loans.   We use our technology to decide if a borrower can be matched with financial service institutions’ expected risk level, expected rate of return, expected lending period and desired loan types.  Our automated decisioning technology enables us to proactively identify quality borrowers and offer them larger, longer-term loans as they demonstrate positive credit behavior, allowing us to attain significant lifetime customer value. Like our credit scoring technology, we have multiple independent credit decisioning algorithms depending on the loan size and term.  Our proprietary credit decisioning algorithms used the credit score as a factor, but not as the sole determinant as to whether a potential borrower is offered a loan.  After potential borrowers were assigned a credit score, our proprietary credit decisioning algorithms utilized inclusion criteria based on hundreds of data variables to categorize potential borrowers into groups to determine whether a particular loan could be offered to them or not.  If a borrower is offered a loan, the terms of the loan, including the principal amount, term, interest rate and fees, will depend on the credit score assessed to the potential borrower.  Individuals whose applications for lifestyle loans are denied may apply again at a later date, at which time all of their information will be re-verified.  Changes or updates to our automated decisioning technology are made at our headquarters and applied to our entire network with immediate effectiveness.

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

We believe we do not directly compete with most of these players because, unlike the financial service providers that are focusing on the prime borrowers, we target prospective borrowers who seek smaller, shorter-term unsecured loans, and they are typically overlooked by banks. We distinguish ourselves as a service provider, focusing on using decision technology, working with data partners and channel partners, helping borrowers better access consumer credit provided by financial service institutions, and also helping them serve loans, including through the provision of collection services.

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

Recent Developments

As disclosed on the Company’s Current Report on Form 6-K filed on May 6, 2020, the Company entered into a set of agreements on May 5, 2020 with Yong Bao Two Ltd. (“YBT”), the shareholders of YBT (the “YBT Shareholders”), eight individual investors introduced by YBT (the “Purchasers,” collectively with the YBT Shareholders, the “Investors”) and True North Financial, LLC (“True North”), (collectively, the “Parties”). The set of Agreements included the Tripartite Agreement, the Assumption Agreement and Share Purchase Agreement (collectively, the “Agreements”) and are described below.

On May 15, 2020, the transaction contemplated by the Agreements (the “Transaction”) was consummated. As a result, the Company now owns 100% of YBT, which controls its variable interest entity, SOS Information Technology Co., Ltd. (“SOS”).

Tripartite Agreement

Pursuant to the Tripartite Agreement, the Parties entered into the Assumption Agreement and the Company, YBT and the Investors entered into the Share Purchase Agreement.

Assumption Agreement

Pursuant to the Assumption Agreement, the Investors agreed to assume the payment obligations under the senior secured (the “Note”) dated December 24, 2019, as amended, issued by True North to the Company promising to pay a principal sum of US$8,000,000, in exchange for the transfer and conveyance of 37,985,203 Class A ordinary shares (the “Purchased XRF Shares”) from True North to the Investors. The Company also agreed to pay US$50,000 and issue 500,000 Class A ordinary shares to True North or its designee in consideration for the assignment of the Note from True North to the Investors.

Share Purchase Agreement

Pursuant to the Share Purchase Agreement, the Investors agreed to pay off the payment obligations under the Note by delivering to the Company a combination of all of the issued and outstanding ordinary shares of YBT (the “Share Consideration”) and payment of US$1,000,000 in cash (the “Cash Consideration”) in exchange for the Company’s consent to the transfer of the Purchased XRF Shares from True North to the YBT Shareholders and issuance of 7,566,421 Class A ordinary shares and 9,806,331 Class B ordinary shares (the “True-up Shares”) and 3,465,574 Class B ordinary shares (the “New Class B Shares,” collectively with the Purchased XRF Shares and the True-up Shares, the “Shares”) to the Purchasers and the YBT Shareholders, respectively.

Amendment to Share Purchase Agreement

On May 31, 2020, the Company entered into an amendment to the Share Purchase Agreement (the “Amendment”) with YBT and the Investors to amend the definition of the True-up Shares to mean 7,566,421 Class A ordinary shares and 13,806,331 Class B ordinary shares within the Share Purchase Agreement and the Tripartite Agreement, representing an increase of 4,000,000 Class B ordinary shares that were issued to the Purchasers. Schedule A attached to the Share Purchase Agreement was updated to reflect the additional 4,000,000 Class B ordinary shares that were issued to the Purchasers. Except the terms referenced above, the remaining provisions of the Share Purchase Agreement were not affected or impaired in any manner.

As a result of the Transaction, the Investors own approximately 63.39% voting power of the Company.

The Shares were issued in reliance on exemption from registration in accordance with Regulation S and/or Rule 4(a)(2) under the Securities Act of 1933, as amended.

New Emergency Rescue Services Business

By obtaining all issued and ordinary shares of YBT, the Company gained economic control of SOS Information Technology Co., Ltd. (“SOS”), which is YBT’s operating subsidiary. Accordingly, the Company now operates in two sectors in China:  the preexisting consumer credit business and the newly acquired emergency rescue services business.

SOS provides users with emergency rescue through internet and satellite communication. SOS provides its services primarily to corporate clients who offer the services as an employee benefit.  SOS also provides its services to individual members. In total, SOS has approximately 12 million members.

The three major Software as a Service (SaaS) offerings by SOS are as follows:

•	basic cloud system (Medical Rescue Card, Auto Rescue Card, Financial Rescue Card and Life Rescue Card)
•	cooperative cloud system (information rescue center, intelligent big data, intelligent software and hardware)
•	information cloud system (Information Today and E-commerce Today)

The SaaS platforms provide emergency rescue services, insurance, financial services, medical and health services, automotive services, marketing-related data, technologies and solutions in the areas of emergency rescue services such as security and mutual assistance.

SOS was established in 2016 and is headquartered in the Digital Industrial Park of Gui’an New District. In 2018, SOS became part of the first batch of emerging enterprises in Guizhou with the call center license “Type 2 Value-added Telecommunications Business License” issued by the Ministry of Industry and Information Technology. SOS currently has over 60 employees that focus on a variety of fields, including technology research and development of data, cloud computing, Internet of Things, blockchain and artificial intelligence.

C.	Regulation

Our business in China is subject to laws, regulations and judicial interpretations concerning marketplace lending, micro-lending businesses, business of facilitating institutional lending capital, illegal fundraising, unauthorized public offerings, and Internet content providers, as well as those concerning doing business in China generally.

Policy related to business transit to facilitating institutional lending capital business

On January 9, 2019, Zhejiang Bureau of China Banking and Insurance Regulatory Commission(CBIRC) issued a "Letter on Strengthening the Supervision of Internet-assisted Lending and Joint Loan Risk Prevention and Control", and in April 2019, Shanghai Financial Regulatory Department issued the Notice on Regulating the Cooperative Loan Business of Banking Financial Institutions in Shanghai and Third-Party Institutions. In October 2019, Beijing Bureau of China Banking and Insurance Regulatory Commission(CBIRC) issued the Notice on Regulating the Cooperative Business of Banks and Fintech Companies and Internet Insurance Business. In December 2019, Ningbo Bureau of China Banking and Insurance Regulatory Commission(CBIRC) issued the latest "Notice on Strengthening Risk Management of External Cooperation of Commercial Banks". On January 18, 2020, the China Banking and Insurance Regulatory Commission(CBIRC) issued a draft Interim Measures for the Administration of Commercial Internet Loans for seeking comments.

These documents have reiterated the relevant provisions on loan assistance in Circular 141, requiring banks within their jurisdiction not to outsource core links such as credit review and risk control. Lending funds shall not be provided in any form to institutions without qualifications for lending and shall not be jointly funded to issue loans with institutions without qualifications for lending. It is not allowed to accept unsecured third-party institutions to provide credit enhancement services and other forms of credit enhancement services in the form of commitments. Local Bureaus of China Banking and Insurance Regulatory Commission(CBIRC) in Zhejiang, Beijing, and Ningbo all mentioned the "principle of territoriality" in the aforementioned documents issued by them.

Regulations Related to Unauthorized Public Offerings

The PRC Securities Law stipulates that no organization or individual is permitted to issue securities for public offering without obtaining prior approval in accordance with the provisions of the law.  The following offerings are deemed the be public offerings under the PRC Securities Law:  (i) offering of securities to nonspecific targets; (ii) offering of securities to more than 200 specific targets，excluding the number of employees who have implemented the ESOP according to law; and (iii) other offerings provided by the laws and administrative regulations.  Additionally, private offerings of securities shall not be carried out through advertising, open solicitation and disguised publicity campaigns.  Uncertainties exist as to whether a transaction between one borrower and multiple investors on our marketplace would constitute a public offering.

Regulations on Intellectual Property

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019 respectively, protects the proprietary rights to registered trademarks.  The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request.  Trademark license agreements shall be filed with the Trademark Office for record.  In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services.

Policy related to legal procedures to collect

On December 26, 2019, the Supreme People's Court issued the Decision of the Supreme People's Court on Amending <Several Provisions on Evidence in Civil Procedures >, and accordingly re-published the Several Provisions on Evidence in Civil Procedures ((hereinafter to be referred as “The provisions”)). The Provisions have specified the scope of electronic data, the requirements for the parties to provide and the people's courts to investigate and collect electronic data, electronic data review judgment rules, and electronic data evidence rule system. This may facilitate the smooth progress of the company's legal collection work.

Policy related to collection

On December 1, 2017, the Office of the Leading Group on Special Rectification of Risks in Internet Finance and the National Rectification Office jointly released the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, which request delinquent loans shall not be collected by means of violence, intimidation, insult, defamation, or harassment. Any violation of the Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, revocation of license, be ordered to cease business operations, and even criminal liabilities.

On March 28, 2019, the National Internet Finance Association (NIFA) issued the “Self-discipline Convention for Internet Finance Debt-collection”. The document outlines a framework of debt-collection regulation in terms of discredited punishment, business management, personnel management, information management, outsourcing management, and complaints. Besides, specific provisions have been made in such areas as handling and clarifying the positive and negative lists of debt collection activities and setting up enforcement and disciplinary mechanisms.

In February 26, 2019, the Ministry of Public Security states at a news conference in Beijing that illegal loans in which exorbitant rates of interest leave borrowers in heavy debt should be considered crimes. Mafia-like gangs and "evil organizations are malignant tumors in society", according to a ministry spokesman. From April to October 2019, the Supreme People's Court, the Supreme People's Procuratorate, the Ministry of Public Security and the Ministry of Justice jointly released several documents related to cracking down on and containing criminal organizations. The documents clarified the differences between illegal loans and private lending, as well as measures to be taken against usury and "soft violence" in debt collection.

Policy related to business transition

•	Policy related to business transit to online micro-lending company

On November 15, 2019, the Office of the Leading Group on Special Rectification of Risks in Internet Finance and the National Rectification Office jointly released the Guidance of Transformation of Online Lending Marketplace Institutions into micro-lending Companies, or Circular 83. A guidance paper is to lead P2P platforms to transform into online micro-lending companies by a regulatory imposed deadline of the end of 2021. The regulatory guidance requires companies to meet a minimum registered capital level of CNY1 billion (approaching USD150 million) to receive an online micro-lending licence to operate nationwide, which is the same requirement for national commercial banks. In addition, the initial paid-in capital must be CNY500 million and no less than one-tenth of outstanding P2P lending balances, while the remaining capital will need to be injected within six months of inception.

•	Policy related to business transit to facilitating institutional lending capital business

Currently, the PRC has not adopted any laws or regulations directly regulating independent facilitate institutional lending capital providers; however, some regulations are imposed to commercial banks for their outsourcing who may not have a good credit risk management and customer resources.

On December 1, 2017, Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks issued the Notice of the Regulation and Rectification of the “Cash Loan” Business (Circular No. 141). Circular No. 141 provides that banking financial institutions shall not outsource the core business of risk control to a third-party institution.

In November 2018, Chinese Banking and Insurance Regulatory Commission (CIRC) officially released the Measures for The Administration of Online Loans for Commercial Banks (Exposure Draft). The document requires institutions which provide Lend-Aid business to Commercial Banks should provide full customer information, and the bank must responsible for credit risk control and grant credit independently. For the joint loan business, the document requires the asset providers should provide original information to the institution capital. The document also emphasized risk-control, credit check and other core banking service cannot be outsourced.

On December 19, 2018, the PRC government issued the Opinions on Classified Disposal and Risk Prevention of Online Lending Intermediaries (Circular No. 175). These opinions require "actively guide part of online lending institutional transformation for the network small loan company, credit institutions or provide borrower diversion service for licensed asset management institutions ".

In August 2019, the General Office of the State Council issued a guidelines on Promoting the Legal Norms and Healthy Development Of Platform Economy. The guidelines specifically pointed out that Setting up financial institutions, engaging in financial activities, providing financial information intermediaries and deal making services must be subject to market access management in accordance with the law. But the criteria of the market access of facilitating institutional lending capital business is not clear.

In September this year, the Zhejiang Banking and Insurance Regulatory Bureau issued “Notice on Further Regulating Issues Related to Personal Consumption Loans (Circular No. 213 [2019])”. The notice drew a red line for personal consumption loans, one of which was "no outsourcing of core business such as credit check and risk control."

In October 2019, the Beijing Banking and Insurance Regulatory Bureau issued a Notice on Regulating Cooperation Business between Banks and Fintech Companies and Internet Insurance Companies. The Notice emphasized that the unbalance of qualified lending agencies may cause risks of violation, default, moral hazard and information management.

On January 20, 2020, CIRC completed the second round of soliciting opinions concerning "Measures for The Administration of Online Loans for Commercial Banks (Exposure Draft)", which was released on 2018. In the send exposure draft, The measure subdivide a cooperation area between commercial banks and Fintech companies that the companies who provide the service of either customer acquisition, syndicated loans, risk sharing, information technology, overdue collection are defined as business partners to financial institutions including banking, insurance companies, financing guarantee companies, electric business, big data and information technology companies, and collection companies. The measure basically covers all related area of consumption finance industry. A higher threshold of cooperation between commercial banks and partners is required to set base on the measure’s request. Also, partial bundled sales, disguised guarantee and some existed cooperation model will be gradually removed, and Banks' risk appetite might lead to decline.

In addition, PRC government impose the policy of personal information usage which may increase our compliance cost. The PRC Cybersecurity Law, implemented on June 1, 2017, provides that to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

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

On December 30, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued a notice of accesses to and use of personal information through APP. The notice prescribe that if there is no privacy policy or the privacy policy do not contain the collecting and using of personal information in APP, and the rules of the use of collecting and using of personal information are not be displayed obviously when the customer use the App at first time, it will be regarded as "unpublished collection and use rules".

As the business of facilitating institutional lending capital involves the collection and application of a large amount of data, increasingly strict regulatory policies in the data industry may make compliance in the operation of our business of facilitating institutional lending capital more difficult and will likely increase compliance costs.

Policy related to platform exit

The drastic shrinkage of the online lending business in 2019 is a result of tightened regulation as financial authorities, both at national and local levels, ordered marketplace lending platform to reduces their existing business scale and reduce the number of lenders and borrowers on the platforms. Those who fail to do so in time will face business shutdown. So far, no marketplace online lending platform is officially registered with regulator or obtained the business license.

On January 23, 2019, the PRC government issued the Notice on Further Implementing the Compliance Inspection and Follow-up Work of P2P Online Lending (Circular No. 1), which required that all lending platforms have to strictly follow the "triple reductions" policy, which was for all platforms, to reduce the total outstanding lending capital, reduce the total number of borrowers, and reduce the total number of investors. Several local government regulators announced that all marketplace lending platforms registered in their jurisdictions should close.

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

Policy related to credit reporting

On July 16, 2019, the State Council issued the ‘Guidance on Accelerating the Construction of Social Credit System and Constructing a New Credit-based Regulatory Mechanism’ which is to speed up the establishment of a credit-based regulatory mechanism, encouraging market entities to take good use of credit reports in a wide spectrum, especially in government procurements, bidding, administrative approvals, market access and auditing. The Guidance requires the establishment of authoritative, unified and searchable credit records of market entities in accordance with laws and regulations, and the sharing of these records in accordance with laws. According to the guidance released that the credit blocklist publishes wrongdoers’ personal details, including names and identity card numbers, of individuals and legal representatives of companies who refused to comply with court orders to shame them into compliance. And punishment to defaulters include restricting wrongdoers’ children attend schools with high tuitions that exceed standards and restricting their high consumption.

In September 2, 2019, Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks jointly issued a Notice to strengthening the construction of the P2P network credit system. The notice requests crack down on the malicious behavior of evading and abandoning debts of the marketplace online lending institutions that have ceased the marketplace lending platform business and also require increase the punishment on the dishonest people of online lending. In addition, the notice also required local offices of the Leading Group for the Special Campaign against Internet Financial Risks and of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks shall organize the marketplace lending platforms within their jurisdiction to access the basic database operation institution of financial credit information, credit investigation institution and Baihang credit and other credit agencies.

On January 2, 2020, the Superme People’s court released a guideline, which require courts to give leniency to wrongdoers on the credit blacklists and who are restricted from consumption for court order defaults with a grace period from one to three months. Credit blacklists can be public only if wrongdoers continue to default on their court orders longer that the grace period.

Policy related to legal procedures to collect

Full-time students at school, who lose their credit because of falling into illegal campus loans, is exempt from being listed on credit blacklists or restricted from purchasing certain products and services.

Court refused to enforce those private debt dispute if loans with exorbitant rates of interest that various fees, including interests, penalties and service fees charged in total would render the borrower's comprehensive cost calculated on an annualized interest rate basis in total to exceed 36%.

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

On January 8, 2020, China banking and insurance regulatory commission(CBIRC) issued the Interim Measures for the Supervision and Management of Financial Leasing Companies (draft for comments), which required financial leasing companies to have a complete organizational structure, division of responsibility, establishment of systems, improvement of internal control, and resolution of risks. The Interim Measures stressed that the proportion of financial leasing assets should not be less than 60% of the total assets, and the financial leasing business should return to its origin.

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

On December 30, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology of the People's Republic of China and other four departments jointly issued the "Method for Identifying the Illegal Collection and Use of Personal Information by Apps". The Identification Method divides the illegal collection and use of personal information into six categories: (1) Failure to express the purpose, method and scope of collecting and using personal information; (2) Collection and use of personal information without user consent; (3) Violation of the principle of necessity of collection; (4) providing personal information to others without consent; failing to provide the function of deleting or correcting personal information or not publishing complaints, reporting methods required by law; (6) Collection usage rules are not disclosed.

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

In January 2015, MOFCOM published the Draft Foreign Investment Law soliciting the public’s comments. The final version of Foreign Investment Law adopted by the legislature in March 2019, namely Standing committee of the National People’s Congress is quite different from the Draft Foreign Investment Law and does not address the issues related to  the VIE structure.  The final Foreign Investment Law clearly provides that when the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.  The PRC Central Government, namely the State Council promulgated in December 2019 the Implementation Regulations of the Foreign Investment Law to replace the implementation rules and ancillary regulations of the trio laws regulating foreign investment in PRC repealed by the Foreign Investment Law.  Both the Foreign Investment Law and its Implementation Regulations became effective on January 1st, 2020.

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

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001,2013 and 2019 respectively, protects the proprietary rights to registered trademarks.  The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request.  Trademark license agreements shall be filed with the Trademark Office for record.  In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services.

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

The following diagram illustrates our corporate structure as of the date of this report, including our subsidiaries:

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

Our headquarters are located in Shanghai.  We have leased an aggregate of approximately 35,825.63 square feet of office space throught China as of December 31,2019. Our Shanghai headquarter has office spaces of  25,555.86 square feet,. Rest service centers in other provinces total 10,269.77 square feet, with lease terms from one to three years.  We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	Operating Results

Until April 2019, we owned and operated our legacy marketplace lending platform. In April 2019, due to regulatory changes that made it cost-prohibitive, and in some ways contrary to the new regulations, to own and operate our legacy marketplace lending platform, we decided to cease the expansion of our legacy marketplace lending platform and wind up its operations. We decided to leverage our robust experience as a credit analytics service provider and our experience in operating our legacy marketplace lending platform to commence our business of facilitating institutional lending capital. For a description of the business of facilitating institutional lending capital, see “Item 4. Information on the Company—B. Business Overview— Business Transition”.  The information contained in this Item 5 relates to our legacy marketplace lending platform.  As we ceased facilitating loans on our legacy marketplace lending platform in April 2019, and are in the process of transitioning to our new business, our future financial results will differ from those presented herein and our historical financial results.

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

The customer acquisition cost for consumption loans on an average per borrower basis was approximately US$17, US$14 and US$14 in 2017, 2018 and 2019.  Under U.S. GAAP, these customer acquisition incentives were netted from our transaction and service fees.

Our gross billings on transaction and service fees were US$49.4 million in 2019, and decreased, from US$120.9 million in 2018 by US$71.5 million.  We had net loss of US$ 36.6 million, US$ 66.5 million and US$ 9.9 million in 2017, 2018 and 2019, respectively.

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

	As of and for the Year Ended December 31,
	2017	2018	2019
Number of loans facilitated (in thousands)(1)
Consumption loans	22,330	6,084	1,708
Lifestyle loans	35	28		2
Total	22,365	6,112	1,710
Number of borrowers (in thousands)(2)	4,284	4,491	287
Repeat borrower rate(3)	76%	75%	89%
Loan volume (in US$ millions)(4)
Consumption loans	2,851.4	929.7	225.8
Lifestyle loans	413.2	297.9	19.1
Total	3,264.6	1,227.5	244.9
Gross billings on transaction and service fee (in US$ millions) (5)
Consumption loans	87.4	52.8	35.1
Lifestyle loans	49.8	68.2	14.4
Total	137.2	121.0	49.5

(1)	Number of loans facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.
(2)	Number of borrowers is defined as the total number of borrowers on our marketplace since our inception as measured as of the relevant date.
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

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Demand for Consumer Credit in China

The effectiveness of our business is largely dependent on the demand for consumer credit in China and our ability to help a large number of potential borrowers to access credit provided by financial institutions.  We intend to facilitate financial institutions lending of capital to qualified prospective borrowers in a cost-effective manner.  According to the PBOC, as of December 31, 2015, approximately 75% of China’s consumers did not have a credit history. We believe this is because banks in China do not have a cost-effective way to lend to prospective borrowers due to the absence of credit data, the costs associated with data collection and the inability of banks to engage in variable pricing to deal with delinquency levels of near prime borrowers.  Our proprietary technology creates the significant advantage of a highly scalable borrower acquisition mechanism for accessing these underserved prospective borrowers.  Through our large borrower base with tens of millions borrowers with demonstrated good credit behavior, we can help financial institutions to offer them larger, longer-term loans, such that we could retain these good prospective borrowers with significant lifetime customer value.  We believe our ability to attract and retain a large number of quality borrowers, to help them better access credit at a lower cost, and help financial service providers and institutional lending capital providers to meet borrowers’ growing credit needs, differentiates us from our competitors in the Chinese consumer credit market.

PRC Regulatory Environment

The regulatory environment for the consumer lending industry in China is evolving and creating opportunities that could affect our results of operations.  Paticularly, the regulatory policies regarding the online lending industry, which will have material impact on our existing the legacy online lending platform business, and as well the regulatory policies regarding facilitating instutional lending business, which will define our transition into the new business direction.  Most recently, multiple PRC governmental authorities have published and promulgated various new laws and rules to further regulate the marketplace lending industry in China.  See “Item 4. Information on the Company— B. Business Overview—Regulation.”  We have closely tracked the development and implementation of new rules and regulations as we wind down our legacy marketplace lending platform business and transition into the new business.  These requirements have created entry barriers for many consumer lending service providers, lending facilitators in China included, and further differentiated us from our competitors.  We will continue to ensure timely comply with new rules.   We expect that our operations will need to be further modified to comply with relevant PRC laws and regulations on consumer lending as the regulatory regime for this sector continues to evolve.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Some aspects of our operations need to be modified to comply with existing and future requirements set forth by the CBIRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.”  Such compliance may increase our operating costs.

In April 2019, we ceased issuing new loans and announced our transition to the business of facilitating institutional lending of capital, which were driven by the regulatory requirements to shut down the online lending marketplace platform business in China.   And our transition into the new business model to facilicating the institutional lending capital is also regulated by the same regulators.

Effectiveness of Our Proprietary Credit Assessment Technology

We are a technology-driven company, and we have made and will continue to make substantial investment in research and development of proprietary and innovative technology and know-how to operate our marketplace.  Leveraging our 20 years history of creating credit solutions for Chinese financial institutions and over 10 years of “test and learn” experience in facilitating consumer credit, we have developed proprietary predictive selection technology that addresses credit data limitations in China.  We utilize predictive selection technology to pre-screen potential borrowers for consumption loans.  We evaluate our proprietary credit assessment technology on a regular basis and leverage the additional data on loan history experience, borrower behavior, economic factors and prepayment trends that we accumulate to continually improve our technology.  Our business development and financial performance will continue to be dependent on our ability to effectively evaluate potential borrowers’ credit profiles and forecast default rates.  For the years ended December 31, 2017, 2018 and 2019, we spent US$8.4 million, US$9.1 million and US$4.6 million, respectively, on research and development activities.

Selected Statements of Operations Items

Revenue

The table below sets forth the breakdown our revenue for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
	(in thousands)
Revenue
Transaction and service fees (net of customer acquisition incentive)	91,621	70,615	37,464
Other revenue	1,156	4,285	9,189
	92,777	74,900	46,653
Net interest income/(expense)	—	555	2,034
Provision of provision for loan losses	13	(3,969)	(2,422)
Discretionary payments	(4,576)	(4,605)	(8,511)
Business related taxes and surcharges	(503)	(262)	(99)
Net revenue	87,711	66,619	37,655

Our legacy marketplace lending platform generated revenue primarily from transaction and service fees by providing lending-related services on our marketplace.  Our services included (i) loan matching services through which we matched investors to borrowers on our marketplace and facilitated the execution of loan agreements between the investor and the borrower; (ii) loan repayment services through which we assisted investors in collecting loan payment from borrowers.  Prior to approving potential borrowers for lifestyle loans, we verified data submitted by the borrower, including his or her name, age, residential address, government identification number, place of employment, bank account information and other information.

We categorized the vast majority of loans facilitated on our legacy marketplace lending platform as either consumption loans or lifestyle loans.  Consumption loans were loans with maturities between two weeks and three months, which had principal amounts generally in the range of RMB500 (approximately US$70) to RMB6,000 (approximately US$845).  Consumption loans were made either using our proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on our marketplace.  Our lifestyle loans were loans with terms of between one to three years, the principal amounts from between RMB6,000 (approximately US$845) to RMB200,000 (approximately US$28,169).  Borrowers of loans with principal amounts greater than RMB6,000 (approximately US$845) were required to submit their data for verification prior to the loan being issued.  Other than consumption and lifestyle loans, certain loans were sourced from our micro-lending operations by our subsidiary, Haidong. Such loans accounted for less than 1% of the total loans facilitated on our marketplace as of December 31, 2019.   Set forth below is a table showing the interest rates and transaction fee rates of each type of loan.

		2017			2018			2019
Type of loans	Maturity Length	Average interest rate (p.a.)	Average rate of transaction fee	Average service fee	Average interest rate (p.a.)	Average rate of transaction fee	Average service fee	Average interest rate (p.a.)	Average rate of transaction fee	Average service fee
Consumption loans	Less than 3 months	21%	1.5-3.3% of loan principal	0.3% of loan principal	21.7%	11.5% of loan principal	0.4% of loan principal	13.09%	16.93% of loan principal	0.41% of loan principal
Lifestyle loans	3 months to 3 years	15%	10.6% of loan principal	1.5% of loan principal	13.4%	14.2% of loan principal	1.58% of loan principal	14.56%	13.45% of loan principal	3.04% of loan principal
Micro-credit loans	1 year to 3 years	18%	1% of loan principal	—	16%	6.2% of loan principal	—	19.47%	0% of loan principal	—

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

The total number of consumption loans facilitated on our marketplace was 22.3 million, 6.1 million and  3.9 million in 2017, 2018 and 2019, respectively.  The average size of consumption loans facilitated on our marketplace was US$131, US$153 and US$132 in 2017, 2018 and 2019, respectively. The total number of lifestyle loans facilitated on our marketplace was 35,026, 28,360 and 1,762 during each of the years ended December 31, 2017, 2018 and 2019, respectively.  The average size of lifestyle loans facilitated on our marketplace decreased from US$12,080 in 2017 to US$10,503 in 2018, slightly increased to US$10,849 in 2019.  As of December 31, 2019, approximately 39.2 million loans had been facilitated on our marketplace.

In addition, we generated a small portion of other revenue, which consists of (i) interest income on micro-credit loans provided by Haidong in connection with its micro-credit loan business, and (ii) credit consulting fees collected by our subsidiary, Capital Financial Co., Ltd., in connection with its credit consulting services provided to Chinese banks.  Our other revenue amounted to US$1.2 million, US$4.3 million and US$9.2 million, representing 1.3%, 5.7% and 19.7% of our revenue, for the years ended December 31, 2017, 2018 and 2019, respectively.

Customer Acquisition Incentives

In order to encourage investors to make consumption loans to first-time borrowers on our legacy marketplace lending platform, we offered customer acquisition incentives. Customer acquisition incentives, approximately US$17 per new borrower for the year ended December 31, 2017, US$14 per new borrower for the year ended December 31, 2018 and 2019. They were only paid when an investor funded a loan facilitated on our platform for a first-time consumption loan borrower.  Customer acquisition incentives were both a marketing tool and an incentive to help us penetrate the consumption loan business and maximize the portion of the overall fees that we may retain from these borrowers by mitigating potential financial losses from first-time borrowers of consumption loans.  Although we paid customer acquisition incentives to investors, we did not assume any credit risk for investors. Investors bear ultimate credit losses for loans they fund, and this amount could be in excess of any customer acquisition incentives they receive.   These incentives amounted to US$38.1 million, US$43.5 million and US$7 million in 2017, 2018 and 2019, respectively, of which respectively, was recorded as a reduction of revenue and US$0.7 million, US$0 and US$0 million, respectively, was recognized as sales and marketing expenses. When recording these incentives as a reduction in revenue results in negative revenue on a cumulative basis from an investor, the cumulative shortfall is re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program, which may not result in sufficient probable future revenue to recover such shortfall.  Customer acquisition incentive payments were settled on a quarterly basis with participating consumption loan investors.

We ceased offering customer acquisition incentives when we stopped issuing new loans on our legacy marketplace lending platform in April, 2019.

Discretionary Payments

Due to the sudden regulatory change and adverse market impact, in order to ensure sustainability of the legacy marketplace lending platform business and minimize any liquidity risk, we made certain discretionary payments to compensate the investors who invested in the trust plan program based on negotiated terms between relevant parties even though contractually we were not obligated to do so. These payments, which amounted to US$4.6 million and US $8.5 million, were recorded as a reduction of revenue for the years ended December 31, 2018 and 2019, respectively.

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

Operating Expenses

Our primary operating expenses consist of (i) servicing expenses, (ii) sales and marketing expenses, and (iii) general and administrative expenses.  The table below sets forth the breakdown of our operating expenses for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
	Amount (US$)	% of Total Operating Expenses	Amount (US$)	% of Total Operating Expenses	Amount (US$)	% of Total Operating Expenses
	(in thousands, except percentages)
Operating expenses
Servicing expenses	13,651	11.0%	10,342	7.8%	4,008	6.2%
Sales and marketing expenses	45,341	36.3%	34,669	26.0%	12,370	19.0%
General and administrative expenses	54,121	43.4%	72,324	54.2%	43,978	67.7%
Product development expenses	11,642	9.3%	15,994	12.0%	4,599	7.1%
Total operating expenses	124,755	100.0%	133,329	100.0%	64,955	100.0%

Our servicing expenses consisted primarily of data verification costs, including the salaries and benefits and other expenses incurred by our data verification personnel, which are responsible for credit assessment and related customer support for lifestyle loans.  We incurred data verification costs on all loans with principal amounts greater than RMB6,000 (approximately US$845), the application and initial vetting.  Our servicing expenses amounted to US$13.7 million, US$10.3 million and US$4.0 million for the years ended December 31, 2017, 2018 and 2019, respectively.  The decrease in servicing expenses from 2018 to 2019 was primarily driven by reduced labor costs and a reduced number of offices. The company substantially reduced the number of offline branches from lenders’ service business unit. As a result in the decrease of our workforce as we reduced the operations of our legacy marketplace lending platform..

Our sales and marketing expenses consisted primarily of salaries and benefits and other expenses incurred by our sales and marketing personnel.  Our sales and marketing expenses decreased from US$45.3 million in the year ended December 31, 2017 to US$34.7 million in the year ended December 31, 2018 mainly due to the sharp reduction in our number of branches and labor costs. Our sales and marketing expenses decreased from US$34.7 million in the year ended December 31, 2018 to US$12.4 million in the year ended December 31, 2019 mainly due to the sharp reduction in our number of branches and labor costs. The company substantially reduced the number of offline branches from borrowers’ service business unit.  As we significantly reduced the number of loans facilitated on our legacy marketplace lending platform.

Our general and administrative expenses consisted primarily of salaries and benefits (including share-based compensation) for general management, finance and administrative personnel, rental, office administration and utility expenses, fees to third-party payment processors, professional service fees and other management expenses such as traveling costs.  General office and administration expenses totaled US$54.1 million, US$72.3 million and US$44.0 million, accounting for 43.4%, 54.2% and 67.7% of total general and administrative expenses, for the years ended December 31, 2017, 2018 and 2019, respectively.  Salaries and employee benefits (excluding data verification personnel) decreased by US$0.9 million, or -11%, to US$7.60 million in 2019 as compared to 2018 mainly due to massive layoffs. Rental expenses decreased by US$3.34 million, or54%, to US$2.2 million in 2019 as compared to the 2018 mainly as a result of the closure of some of our branch offices. The amount of fees paid to the third-party payment processors and commercial banks for servicing borrower payments on loans facilitated on our platform were US$3,890,000, US$7,807,000 and US$3,556,424 for the years ended December 31, 2017, 2018 and 2019, respectively.  The decrease in the fees paid to the third-party payment processors was a - result of stop of online lending business.Our total general and administrative expenses amounted to US$54.1 million, US$72.3 million and US$44.0 million for the years ended December 31, 2017, 2018 and 2019, respectively.  These decreases were primarily due to cut down of related corporate-level operational functions such as product management, customer service, call centers and data analytics, as well as technology infrastructure. As part of our general and administrative expenses, we recognized share-based compensation expense for incentive shares of US$2.5 million, US$2.4 million and US$4.3 million in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2017, 2018 and 2019, respectively..

Our product development expenses consisted primarily of expenses incurred in connection with loan matching, gathering historical data and borrowing behaviors of borrowers and potential borrowers, and monitoring and maintaining our marketplace lending platform.  Our product development expenses amounted to US$11.6 million, US$16 million and US$4.6 million in the years ended December 31, 2017, 2018 and 2019, respectively.  The decrease in product development expenses was primarily driven by changes in the regulatory environment, both number of loans and loan volume dropped

Other income (expense), net

Our other income consists primarily of (i) loss on convertible promissory notes, (ii) government grants, (iii) fair value changes of financial instrument, (iv) interest income and expenses, (v) foreign exchange loss, and (vi) other expenses.  The table below sets forth the breakdown of other income for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
	(in thousands)
Government grants	—	726	562
Fair value changes of financial instrument	—	—	—
Interest income	31	347	60
Interest expense			(425)
Foreign exchange gain/loss	52	317	72
Loss on extinguishment of convertible promissory notes	(25)	—	—
Depositary bank incentive	368	1	155
Customer acquisition incentive-CL and Customer acquisition incentive-LL			21,378
Administrative penalties			(417)
Others	82	(138)	(403)
Total other income (expense), net	508	1,253	20,982

Our government grants represented grants we received from the local government from time to time at the discretion of the relevant government authorities.  These grants were for general corporate purposes and were to support our ongoing operations in the region.  There were no restrictions on the use of the grants.

The Group stopped the legacy marketplace lending platform business in April 2019, and no longer pay customer acquisition incentive, therefore the Group reversed the accrued expenses from accrued customer acquisition incentive in prior years.

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

	For December the Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
	(in thousands)
Revenue
Transaction and service fees (net of customer acquisition incentives)	91,621	70,615	37,464
Other revenue	1,156	4,285	9,189
	92,777	74,900	46,653
Net interest income/(expense)	—	555	2,034
Provision for loan losses	13	(3,969)	(2,422)
Discretionary payments	(4,576)	(4,605)	(8,511)
Business related taxes and surcharges	(503)	(262)	(99)
Net revenue	87,711	66,619	37,655
Operating expense
Servicing expenses	(13,651)	(10,342)	(4,008)
Sales and marketing expenses	(45,341)	(34,669)	(12,370)
General and administrative expenses	(54,121)	(72,324)	(43,978)
Product development expenses	(11,642)	(15,994)	(4,599)
Total operating expenses	(124,755)	(133,329)	(64,955)
Other income (expense)
Other income (expense), net	508	1,253	20,982
Loss before income tax expense	(36,536)	(65,457)	(6,318)
Income tax expense	(113)	(1,072)	(3,583)
Net loss	(36,649)	(66,529)	(9,901)
Accretion on Series A convertible redeemable preferred shares to redemption value	(96)	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(540)	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(2,232)	—	—
Deemed dividend to Series C convertible redeemable preferred shares at modification of Series C convertible redeemable preferred shares	—	—	—
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	(82,034)	—	—
Net loss attributable to ordinary shareholders	(121,551)	(66,529)	(9,901)
Net loss	(36,649)	(66,529)	(9,901)
Foreign currency translation adjustment, net of nil tax	170	944	1,526
Comprehensive loss	(36,479)	(65,585)	(8,375)

Year ended December 31, 2018 compared to year ended December 31, 2019

Our net revenue decreased by US$28.9 million from US$66.6 million in the year ended December 31, 2018 to US$37.7 million in the year ended December 31, 2019.  This decrease was mainly due to the decline in the number of loans facilitated on our legacy marketplace lending platform as we began to wind down its operations.

Transaction and service fees (net of customer acquisition incentives) reduced from US$70.6 million to US$37.5 million for the years ended December 31, 2018 and 2019, respectively

Operating expenses

Our total operating expenses dencreased by 51.3%, or US$68.4 million, from US$133.3 million in the year ended December 31, 2018 to US$65.0 million in the year ended December 31, 2019.  Our servicing expenses were US$10.3 million and US$4.0 million in the years ended December 31, 2018 and 2019.  Our sales and marketing expenses decreased by 65%, or US$22 million, from US$34.7 million in the year ended December 31, 2018 to US$12.3 million in the year ended December 31, 2019.  This decrease was due to a reduction of salaries paid to staff. Our general and administrative expenses dencreased by 39.3%, or US$28.3 million, from US$72.3 million in the year ended December 31, 2018 to US$44.0 million in the year ended December 31, 2019.  This decrease was mainly due to collection fees increases, bad debt provisions.  Our product development expenses decreased by 71.2%, or US$11.4 million, from US$16.0 million in the year ended December 31, 2018 to US$4.6 million in the year ended December 31, 2019.  This  was mainly due to our efforts to transition into new business per regulatory requirements.

Deemed dividend to Series C convertible redeemable preferred shares

We incurred a deemed dividend to Series C convertible redeemable preferred shares upon the IPO in the amount of US$82.0 million in the year ended December 31, 2017, compared to US$0 in the year ended December 31, 2018 and 2019.

Net loss

As a result of the foregoing, we had net loss of US$66.5 million in the year ended December 31, 2018, and incurred a net loss of US$9.9 million in the year ended December 31, 2019.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from operations and the issuance of preferred shares and convertible notes in private placements.  We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.

We incurred losses from operations of US$36.6 million, US$66.5 million and US$9.9 million for the years ended December 31, 2017, 2018 and 2019, respectively.  As of December 31, 2018 and 2019, we had shareholders’ equity (deficit) of $(0.9) million and US$4.9 million, respectively.  We had negative cash flows from operating activities for the years ended December 31, 2017, 2018 and 2019.  The net cash used in operating activities was US$3.7 million, US$36.6 million and US$14.9 million for the years ended December 31, 2017, 2018 and 2019, respectively.  As of December 31, 2018 and 2019, we had cash and cash equivalents of US$33 million and US$15 million, respectively, and other current assets of US$11.9 million and US$12.75 million, respectively.  We regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances and accessible credit to meet our liquidity requirements in the short and long term.

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

The table below sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
	(in thousands)
Net cash provided by/(used in) operating activities	(3,701)	(36,635)	(14,897)
Net cash used in investing activities	(2,190)	(2,762)	(1,969)
Net cash provided by financing activities	84,677	—	—
Net increase/(decrease) in cash and cash equivalents	77,886	(40,692)	(16,344)
Cash and cash equivalents-beginning of period	31,668	109,554	68,862
Cash and cash equivalents-end of period	109,554	68,862	52,517

Operating Activities

Net cash used in operating activities was US$14.9 million in the year ended December 31, 2019. This was primarily due to our net loss of US$9.9 million. The company had to shrink its P2P business size per regulatory requirement. So 2019 total revenue decreased by 49% from 2018 base. Out of that, we need to use our operating fund to compensate for the lenders’ loss due to regulatory policy change. Meanwhile, due to hugely reduced business size, we had to tremendously cut down headcounts, which cost large amount of compensation costs.

.

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

Investing Activities

Net cash used in investing activities was US$2 million for the year ended December 31, 2019.  This cash outflow was primarily due to purchase of assets

Net cash used in investing activities was US$2.7 million for the year ended December 31, 2018.  This cash outflow was primarily due to the purchase of equipment, fixtures and software.

Net cash used in investing activities was US$2.2 million for the year ended December 31, 2017.  This cash outflow was primarily due to the purchase of equipment and software.

Financing Activities

Net cash provided by financing activities was US$0 for the year ended December 31, 2019.

Net cash provided by financing activities was US$0 million for the year ended December 31, 2018.  This cash inflow was primarily due to funds we raised in our Series C preferred stock offering and proceeds of US$63.0 million from our IPO.

Net cash provided by financing activities was US$84.7 million for the year ended December 31, 2017.  This cash inflow was primarily due to the issuance of convertible preferred shares and promissory notes.

Capital Expenditures

Our capital expenditures have primarily related to lease improvements and the purchase of office equipment.  We did not incur significant capital expenditures in 2017, 2018 or 2019.

Holding Company Structure

Our company is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entity and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory reserves restricted which represented the amount of net assets of our relevant subsidiaries in PRC not available for distribution were US$9.5 million and US$10.5 million as of December 31, 2018 and 2019, respectively.

C.	Research and Development

We are a technology-driven company, and we have made and will continue to make substantial investment in research and development of proprietary and innovative technology and know-how to operate our marketplace.  This team is responsible for developing and implementing the proprietary technology for our marketplace.  For the years ended December 31, 2017, 2018 and 2019, our product and development expenses were US$11 million, US$16.0 million and US$4.6 million, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.	Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2019.

F.	Contractual Obligations

We have entered into non-cancellable operating leases covering various facilities.  The table below sets forth our future minimum lease payments under these non-cancellable leases:

	Payments due by period
	Total	2019	2020-2021	Thereafter
Operating lease obligations (US$’000)	1,715	1,455	260	—

We recorded rental expenses of US$6.1 million, US$5.7 million and US$2.6 million in the consolidated statements of comprehensive income for the years ended December 31, 2017, 2018 and 2019, respectively

As of each of December 31, 2017, 2018 and 2019, we did not have significant capital and other commitments, long-term obligations, or guarantees other than those relating to the Safeguard Program as disclosed elsewhere in this prospectus.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position with the Company
Executive Officers:
Yandai Wang	42	Executive Chairman and Chief Executive Officer
Hao (Kevin) Chen	38	Chief Financial Officer and Director
Directors:
Russell Krauss	60	Vice chairman
Douglas L. Brown	65	Independent Non-executive Chairman
Ronggang (Jonathan) Zhang	57	Independent Director
Wenbin Wu	57	Independent Director
Dr. Po Wang	50	Executive Director

Executive Officer Biographies

Mr. Yandai Wang has been the Chief Executive Officer of the Company and Executive Chairman of the Board since May 2020. Mr. Wang has served as Chief Executive Officer of SOS since November 2018 and executive chairman of Yongbao Group since April 2015. He has over 20 years of industrial experience in emergency rescue, telecom and call center services. Mr. Wang received his bachelor’s degree in Information Technology and Management from The PLA Information Engineering University in 2014 and studied Economic Management at University of San Francisco in 2019.

Hao (Kevin) Chen has served as our Chief Financial Officer and a member of our board of directors since April 2020,  and as our Vice President of Finance since September 2019. Previously, Mr. Chen served as Chief Financial Officer of HongKong Jingzhengu Holdings Limited from 2016 to 2019, which is a joint venture by Cox Automotive and Bitauto Holdings Limited. From 2013 to 2015, Mr. Chen was the Senior Financial Reporting Manager of Qunar.com, a mobile and online travel platform then listed on Nasdaq. From 2008 to 2013, Mr. Chen worked at Ernst & Young’s assurance department, where he was an audit manager of several NYSE or Nasdaq listed companies. Mr. Chen received a bachelor’s degree in Mathematics from Shandong University in 2005 and a master’s degree in Economics from Shanghai University of Finance and Economics in 2008. He is a Certified Public Accountant in the U.S. and also holds qualifications of Certified Management Accountant and Certified Internal Auditor.

Directors Biographies

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

Dr. Po Wang has served as our executive officer and board member since October 2019, and was our co-chief executive officer from June to October 2019. He currently serves as our Executive Director. From October to November 2019, he served as our Co-Chief Executive Officer. Prior to that he was a serial entrepreneur, innovative thinker, and avid investor. He founded BundleRank, Inc. in 2004 to deliver advanced analytics services to businesses with marketing and risk management solutions. He also co-founded and served as co-CEO and advisor to several Fin-tech companies in China. He has multiple years of experiences in the financial industry in the US, served in the capacities of Vice President of Marketing for JPMorgan Chase Bank, and Vice President of Risk Management for Citibank. He has a Ph.D. from the Johns Hopkins University, and a B.A. from Peking University.

Ronggang (Jonathan) Zhang has served as our independent director since May 2020. Mr. Zhang is the Chief Executive Officer of 5CGroup International Asset Management Co., Ltd. and Strategic Development Consultant of SG & CO PRC Lawyers, positions he has held since 2015. Mr. Zhang has served since 2015 as master’s supervisor of Zhejiang Sci-Tech University and visiting professor of Zhejiang NDRC Training Center.  Mr. Zhang previously served as the Department Chief of Commercial Bureau of HEDA between 2003 and 2015 and as Chief of Investment Bureau of Ningbo Free Trade Zone between 2000 and 2003. Mr. Zhang received his bachelor’s degree at Hubei University in 1987, and Visiting Scholar to University of Newcastle upon Tyne, UK in 1996.

Wenbin Wu has served as our independent director since May 2020. has been appointed an independent director of the Board as a nominee of YBT. Mr. Wu currently serves as the Chairman of Shenzhen Rongde Investments Ltd. and Shenzhen Rongde Enterprise Management Advisory Company. Mr. Wu also has served as executive director of Shenzhen ZhongHengHe Asset Management Ltd. and as an IPO consultant of Shenzhen Rongle Culture Media Group Ltd. Mr. Wu studied Financial Accounting and Social Science at Zhengzhou University of Aeronautics-ZUA and Nanjing University of Aeronautics and Astronautics and received a bachelor’s degree of Law and a MBA certificate from Queen’s University of Brighton.

B.	Compensation

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately US$1.37 million in cash to our directors and executive officers and granted an aggregate of 20,96,070 restricted share units and 20,000 options to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

Employee Incentive Share Agreements

From 2005 to 2015, we entered into Employee Incentive Share Agreements, or EISAs, with various employees.  As of May 31, 2020, 5,248,386 incentive shares were granted under the EISAs, 3,183,642 of which were fully vested, and 2,064,744 of which had been forfeited.  The EISAs provide that the incentive shares vest according to vesting schedules contained in the EISAs.  Incentive shares granted under the EISAs are subject to a reserve amount per share, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of the incentive shares.  Vested incentive shares, other than those held by the Class B Holders at the time of the IPO, convert to Class A ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, and vested incentive shares held by the Class B Holders at the time of the IPO convert to Class B ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, provided that no fractional shares are issued.

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

Advisory and Incentive Share Agreements

Between 2005 and 2015, we granted incentive shares pursuant to the terms of Advisory and Incentive Share Agreements, or AISAs, to certain advisors in exchange for services they provided to us in accordance with an obligations agreement.  As of May 31, 2020, 1,314,198 incentive shares were granted under the AISAs, all of which were fully vested.  More than 88% of the incentive shares granted under the AISAs were granted and became fully vested prior to 2012.  Under the AISAs, the incentive shares become vested according to a vesting schedule contained therein.  Holders forfeit their unvested incentive shares (i) if they are terminated for cause, (ii) if the AISA is terminated by reason of the relevant holder’s death or disability or (iii) if the holders decide to terminate the AISA.  All incentive shares, whether vested or unvested, are forfeited if the holder of the incentive shares breaches its obligations under its Obligations Agreement. Incentive shares granted under the AISAs are subject to a reserve amount per share, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of the incentive shares.  Transfers of the incentive share recipient’s rights and obligations under the AISAs are null and void.

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

The following table summarizes, as of May 31, 2020, the outstanding incentive shares granted pursuant to the EISAs and AISAs to our all grantees as a group.

Name	Class A Ordinary Shares Underlying Outstanding Incentive Shares	Class B Ordinary Shares Underlying Outstanding Incentive Shares	Reserve Price (US$/Share)	Date of Grant	Date of Expiration
All Grantees as a Group	5,621,880	940,704	various*	various**	N/A

*	From $0.54957 to $1.07890.
**	From November 15, 2005 to January 31, 2015.

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

The following table summarizes, as of May 31, 2020, the outstanding options under the 2016 Equity Incentive Plan granted to our all grantees as a group.

Name	Class A Ordinary Shares Underlying Outstanding Options	Class B Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration*
All Grantees as a Group	1,830,000	80,437	various**	various***	various****

*	Options remain exercisable for three months following the termination of the option holder.
**	From $1.07 to $26.6400.
***	From January 31, 2016 to March 28, 2019.
****	From January 31, 2026 to March 28, 2029.

The following table summarizes, as of as of May 31, 2020, the outstanding restricted share units under the 2016 Equity Incentive Plan granted to our current directors, executive officers and other grantees as a group:

Name	Class A Ordinary Shares Underlying Outstanding Restricted share units	Class B Ordinary Shares Underlying Outstanding Restricted share units	Date of Grant	Date of Expiration
Douglas L. Brown	7,729	—	1/1/18	N/A
	11,330	—	1/31/18	N/A
	500,000	—	8/13/19	N/A
Russell Krauss	7,729	—	1/1/18	N/A
	11,330	—	1/31/18	N/A
	48,690	—	1/22/19
	200,000	—	8/13/19	N/A
Hao（Kevin）Chen	150,000	—	11/30/19	N/A
Dr. Po Wang	200,000	—	11/30/19	N/A
Other Grantees as a Group*	5,115,052	—	Various**	N/A

*	Some of such restricted share units have an exercise price of $1.0789 per restricted share unit.
**	From March 31, 2018 to November 30, 2019.

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

C.  Board Practices

Our board of directors consists of four directors, including two executive directors and two non-executive directors.  The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association.  Our directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.  A director is not required to hold any shares in our company to qualify to serve as a director.

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

Audit Committee.  Our audit committee consists of Douglas Brown, Ronggang (Jonathan) Zhang and Wenbin Wu and is chaired by Wenbin Wu and each satisfy the “independence” requirements of the NYSE listing rules of and meet the independence standards under Rule 10A-3 under the Exchange Act.  We have determined that Mr. Wu qualifies as an “audit committee financial expert.”  The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Douglas L. Brown, Ronggang (Jonathan) Zhang and Wenbin Wu and is chaired by Ronggang (Jonathan) Zhang and each satisfy the “independence” requirements of the listing rules of the NYSE.  The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.  Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon.  The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Douglas L. Brown,Ronggang (Jonathan) Zhang and Wenbin Wu, and is chaired by Douglas L. Brown and each satisfy the “independence” requirements of the listing rules of the NYSE.  The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees.  The nominating and corporate governance committee is responsible for, among other things:

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

We had 3,411, 2,530 and 163 full-time employees as of December 31, 2017 and 2018, 2019 respectively. The decrease from December 31, 2017 to December 31, 2019 was mainly due to the decrease in our number of data verification centers in the ultimate elimination of our offline operations.  As of December 31, 2019, we had 16 temporary employees, which included part-time employees.  None of our employees are represented by a labor union.  We have not experienced any work stoppages, and we consider our relations with our employees to be good.  The following table sets forth the number of our full-time employees categorized by function as of December 31, 2019:

Function	Number of Employees	% of Total
Product Development and Operation	9	5.5%
Information Technology	41	25.2%
Risk Management	4	2.5%
General Administration	38	23.3%
Data Verification Centers	36	22.1%
Investor Service Centers	35	21.5%
Total	163	100.0%

Our labor cost tremendously went down, since we stopped our legacy online lending business, to develop new business for transformation. Many employees no longer met the needs of the new business, so most of them left the company for personal development. But in the early stages of new business, the decrease in personnel will not hinder the company's development. Meanwhile, we will continue to provide loan collection service and investor's service.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of May 31, 2020, by:

•	each of our current directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 135,459,759 ordinary shares (including 112,252,248 Class A ordinary shares and 23,207,511 Class B ordinary shares) outstanding as of May 31, 2020.

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

Unless otherwise noted, the business address for each beneficial owner is Room 7-705, Zhongjidasha Plaza, 819-1 Yinxianglu Road, Nanxiang Township, Jiading District, Shanghai, 201802, People’s Republic of China.

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as- converted basis	% of total ordinary shares on as- converted basis(1)	% of aggregate voting power(2)
Directors and Executive Officers:
Hao (Kevin) Chen(3)	150,000	—	150,000	*	*
Dr. Po Wang(4)	200,000	—	200,000	*	*
Russell Krauss(5)	277,156	—	277,156	*	*
Douglas L. Brown(6)	516,890	—	516,890	*	*
Yandai Wang	—	—	—	—	—
Wenbin Wu	—	—	—	—	—
Ronggang (Jonathan) Zhang	—	—	—	—	—
All directors and executive officers as a group (7 persons)(7)	1,144,046	—	1,144,046	—	*
Principal Shareholders:
Yilin Wang(8)	37,985,203	—	37,985,203	28	11
DLB CRF Holdings, LLC(9)	10,711,180	—	10,711,180	7.9	3.1

*	Less than 1%.

(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 135,459,759 ordinary shares (including 112,252,248 Class A ordinary shares and 23,207,511 Class B ordinary shares) as of May 31, 2020, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after May 31, 2020. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares.  Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(2)

For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group as of May 31, 2020 with respect to all of our outstanding Class A and Class B ordinary shares as one class as of May 31, 2020. Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters subject to a shareholder’s vote.  Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.  The total voting power of the Class B Holders is limited.  See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

(3)	Represents 150,000 Class A ordinary shares underlying vested restricted share units held by Mr. Hao (Kevin) Chen.
(4)	Represents 200,000 Class A ordinary shares underlying vested restricted share units held by Mr. Po Wang.
(5)

Represents (i) 267,749 Class A ordinary shares underlying vested restricted share units, all of which are held by Mr. Krauss, and (ii) 9,407 Class A ordinary shares held by Mr. Krauss in Mr. Krauss’s private account.

(6)

Represents (i) 3,000 Class A ordinary shares held by Patricia T. Brown, the wife of Mr. Brown, (ii) 496 Class A ordinary shares held by Mr. Brown, and (iii) 513,394 Class A ordinary shares underlying vested restricted share units held by Mr. Brown.

(7)

Represents ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon the conversion of incentive shares and upon exercise of options within 60 days of May 31, 2020.

(8)	Represents 37,985,203 Class A Ordinary Shares held by Yilin Wang.
(9)

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

To our knowledge, on the same basis of calculation as above, approximately 37.8% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Citibank, N.A., which held 42,385,290 Class A ordinary shares represented by 4,238,529 ADSs. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Our fourth amended and restated memorandum and articles of association, which became effective immediately following our IPO, provides for two classes of shares, the Class A ordinary shares and Class B ordinary shares.  Our authorized share capital is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprised of (1) 450,000,000 Class A ordinary shares of a par value of $0.0001 each, and (2) 50,000,000 Class B ordinary shares of a par value of $0.0001 each.  As of May 31, 2020, we had 112,252,248 Class A ordinary shares and 23,207,511 Class B ordinary shares issued and outstanding. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

For information on subsidiaries, see “Item 4. Information on the Company—C.  Organizational Structure” and Note 1 to our audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 included in “Item 18.  Financial Statements” and Exhibit 8.1 to this annual report.

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

Interest Rate Risk

Our exposure to interest rate risk partially relates to the interest income associated with micro-credit loans provided by Haidong.  We generated interest income associated with micro-credit loans provided by Haidong in the amount of US$140,506, US$176,219 and US$122,721  in 2017, 2018 and 2019, respectively.  In addition, we generated interest income on our interest-bearing bank deposits, in the amount of US$15,850, US$134,320 and US$7,031 in 2017, 2018 and 2019.  Interest-earning instruments carry a degree of interest rate risk.  We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates.  However, our future interest income may fall short of expectations due to changes in market interest rates.

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

We applied the proceeds from our IPO, as disclosed in our F-1 Registration Statement, to acquire more prospective customers to further penetrate our total addressable market, test and roll-out additional products to meet the lifetime credit needs of prospective borrowers and invest in our technology platform and for general corporate purposes, including working capital, operating expenses and capital expenditures. All of the IPO offering proceeds have been used to fund our business.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 20-F.

Based on such evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2019, we did not maintain effective disclosure controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2019.

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

Attestation Report on Internal Control over Financial Reporting of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on Internal Control over Financial Reporting of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2019.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of December 31, 2017 and the results of our operations and our cash flows for each of the two years in the period ended December 31, 2017, we and our predecessor independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of December 31, 2019 and the results of our operations and our cash flows for the year ended December 31, 2019, we and our successor independent registered public accounting firm determined these three material weaknesses remain as of December 31, 2019, and identified additional two material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified by us and our predecessor independent registered public accounting firm related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; and (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions. In preparing our consolidated financial statements for the years ended December 31, 2019, we and our successor independent registered public accounting firm determined these three material weaknesses remain as of December 31, 2019, and identified additional two material weaknesses in our internal control over financial reporting. The additional material weaknesses identified by us and our successor independent registered public accounting firm related to: (iv) a lack of adequate control procedures to ensure compliance with provisions of relevant regulations to prevent the Company from using personal bank accounts for its operation and to manage the usage of bank accounts; and (v) inadequate controls with respect to the maintenance of sufficient documentation for nonrecurring transactions. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

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

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2020. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

ITEM 16.

A.	Audit Commitee Financial Expert

Our board of directors has determined that Mr. Wenbin Wu, an independent director (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

	2019		2019
	(in thousands)
Audit fees(1)	US$	522	US$	430

(1)

“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. In 2019, the company paid US$ 237 thousand to Pwc, and US$ 193 thousand to Hao Xin.

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

2.3

Form of Deposit Agreement among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on April 14, 2017)

2.4

Warrant To Purchase Class A Ordinary Shares of China Rapid Finance Limited dated June 17, 2019 (incorporated by reference to Exhibit 99.4 of the Company’s current report on Form 6-K filed with the Commission on June 18, 2019)

2.5

Warrant to Purchase Class A Ordinary Shares of China Rapid Finance Limited, dated June 24, 2019 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on June 25, 2019)

4.1

Amended and Restated Investor Rights Agreement dated July 1, 2015 (incorporated by reference to Exhibit 10.3 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

4.2

Amended and Restated Registration Rights Agreement dated July 1, 2015 (incorporated by reference to Exhibit 10.4 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

4.3

2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

4.4

Form of Indemnification Agreement with Executive Officers and Directors (incorporated by reference to Exhibit 10.6 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

4.5

Form of Advisory and Incentive Share Agreement (incorporated by reference to Exhibit 10.7 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

4.6

Cooperation Agreement Between China Rapid Finance Limited and Hongkong Outjoy Education Technology Co., Ltd. dated June 17, 2019 (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on June 18, 2019)

4.7

Share Subscription Agreement Between China Rapid Finance Limited and Hongkong Outjoy Education Technology Co., Ltd. dated June 17, 2019 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on June 18, 2019)

4.8	Senior Secured Promissory Note (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on December 29, 2019)

4.9

Share Purchase Agreement by and between China Rapid Finance Limited And True North Financial, LLC Dated as of December 24, 2019 (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on December 29, 2019)

4.10	Amendment No. 1 To Senior Secured Promissory Note (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 14, 2020)

4.11	Amendment No. 2 To Senior Secured Promissory Note (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 24, 2020)

4.12	Amendment No. 3 To Senior Secured Promissory Note (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 13, 2020)

4.13*	Form of Tripartite Agreement by and among the Company, True North Financial, LLC, Yong Bao Two Ltd. and certain individual purchasers

4.14*	Form of Assumption Agreement by and among the Company, True North Financial, LLC, the shareholders of Yong Bao Two Ltd. and certain individual purchasers

4.15*	Form of Share Purchase Agreement by and among the Company, Yong Bao Two Ltd., the shareholders of Yong Bao Two Ltd. and certain individual purchasers

4.16*	Form of Amendment No. 1 to Share Purchase Agreement by and among the Company, Yong Bao Two Ltd., the shareholders of Yong Bao Two Ltd. and certain individual purchasers

8.1*	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd.

15.3*	Consent of Hansheng Law Offices

*	Filed herewith.

**	Furnished herewith.

***	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA RAPID FINANCE LIMITED

By:	/s/ Yandai Wang
Name: Yandai Wang
Title: Chief Executive Officer, Chairman and Executive Director

By:	/s/ Hao (Kevin) Chen
Name: Hao (Kevin) Chen
Title: Chief Financial Officer

Date:	June 15, 2020

CHINA RAPID FINANCE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Rapid Finance Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of China Rapid Finance Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income (loss), of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to retrospectively apply the change in accounting standards for statement of cash flows restate the 2017 consolidated statements of cash flows, as described in Note 2(aa). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of guarantee on the consolidated statements of comprehensive income (loss), changes in shareholders' equity and cash flows in 2017.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered substantial losses from operations in previous years, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Subsequent Reorganization

As discussed in Note 18 to the consolidated financial statements, Yong Bao Two Ltd., the parent company of SOS Information Technology Co., Ltd. completed the the asset injection and private placement transactions on May 18, 2020.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it presents consolidated statement of cash flow in 2018.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Shandong Haoxin Certified Public Accountants Co., Ltd.

Weifang, the People’s Republic of China

June 15, 2020

We have served as the Company’s auditor since 2019.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 30, 2018

We served as the Company's auditor from 2015 to 2019

CHINA RAPID FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

(US$ in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2018	2019
	US$	US$
Assets
Cash and cash equivalents	33,029	15,423
Restricted cash	35,833	37,094
Loans receivable, net of allowance for loan losses US$554 thousand and US$2955 thousand as of December 31, 2018 and 2019, respectively	8,427	495
Contract assets, net	1,373	1
Receivables, prepayments and other assets	11,898	12,747
Property equipment and software, net	5,576	3,216
Operating lease right-of-use assets		187
Total assets	96,136	69,163
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/ EQUITY
Liabilities:
Accrued liabilities	90,667	57,952
Income tax payable	2,801	5,944
Contract liabilities	708	—
Deferred revenue	1,043	—
Operating lease liabilities		194
Total liabilities	95,219	64,090
Commitments and contingencies (Note 15)
Shareholders’(deficit) /equity
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 65,759,210 and 113,456,157 shares issued and outstanding as of December 31, 2018 and 2019, respectively	6	11
Additional paid-in capital	283,888	296,414
Accumulated other comprehensive income	201	1,727
Accumulated deficit	(283,178)	(293,079)
Total shareholders’(deficit) equity	917	5,073
Total liabilities and shareholders’ (deficit)/equity	96,136	69,163

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
Revenue:
Transaction and service fees (net of customer acquisition incentive)	91,621	70,615	37,464
Other revenue	1,156	4,285	9,189
	92,777	74,900	46,653
Net interest income/(expense)	—	555	2,034
(Provision)/Reversal for loan losses	13	(3,969)	(2,422)
Discretionary Payments	(4,576)	(4,605)	(8,511)
Business and related taxes and surcharges	(503)	(262)	(99)
Net revenue	87,711	66,619	37,655
Operating expense:
Servicing expenses	(13,651)	(10,342)	(4,008)
Sales and marketing expenses	(45,341)	(34,669)	(12,370)
General and administrative expenses	(54,121)	(72,324)	(43,978)
Product development expenses	(11,642)	(15,994)	(4,599)
Total operating expenses	(124,755)	(133,329)	(64,955)
Other income (expense):
Other income (expense), net	508	1,253	20,982
Loss before income tax expense	(36,536)	(65,457)	(6,318)
Income tax expense	(113)	(1,072)	(3,583)
NetProfitLoss	(36,649)	(66,529)	(9,901)
Accretion on Series A convertible redeemable preferred shares to redemption value	(96)	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(540)	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(2,232)	—	—
Deemed dividend to Series C convertible redeemable preferred shares at modification	—	—	—
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	(82,034)	—	—
Net loss attributable to ordinary shareholders	(121,551)	(66,529)	(9,901)
Net loss	(36,649)	(66,529)	(9,901)
Foreign currency translation adjustment, net of nil tax	170	944	1,526
Comprehensive loss	(36,479)	(65,585)	(8,375)
Weighted average number of ordinary shares used in computing net loss per share
Basic	49,054,201	65,199,459	67,590,078
Diluted	49,054,201	65,199,459	67,590,078
Loss per share attributable to ordinary shareholders
Basic	(2.48)	(1.02)	(0.15)
Diluted	(2.48)	(1.02)	(0.15)

The accompanying notes form an integral part of these consolidated financial statements

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017, 2018 AND 2019

(US$ in thousands, except share data and per share data, or otherwise noted)

	Ordinary shares
	Number of share outstanding	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ deficit
		US$	US$	US$	US$	US$
Balance as of December 31, 2016	16,508,037	2	—	(913)	(101,299)	(102,210)
Share-based compensation	455,166	—	2,497	—	—	2,497
Receipts of reserve amounts for vested incentive shares	—	—	55	—	—	55
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(96)	—	—	(96)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(540)	—	—	(540)
Accretion on Series C convertible redeemable Preferred shares to redemption value	—	—	(518)	—	(1,714)	(2,232)
Deemed dividend to Series C shareholders upon Initial Public Offering	—	—	82,034	—	(82,034)	—
Conversion of Series A, B and C preferred shares upon Initial Public Offering	36,239,470	3	141,118	—	—	141,121
Issuance of common shares upon Initial Public Offering	11,500,000	1	63,019	—	—	63,020
Initial Public Offering expense	—	—	(6,098)	—	—	(6,098)
Foreign currency translation adjustments	—	—	—	170	—	170
Net loss	—	—	—	—	(36,649)	(36,649)
Balance as of December 31, 2017	64,702,673	6	281,471	(743)	(221,696)	59,038
Share-based compensation	1,056,537	—	2,417	—	—	2,417
Foreign currency translation adjustments	—	—	—	944	—	944
Adoption of ASC 606	—	—	—	—	5,047	5,047
Net loss	—	—	—	—	(66,529)	(66,529)
Balance as of December 31, 2018	65,759,210	6	283,888	201	(283,178)	917
Share-based compensation	6,246,170	1	4,530	—	—	4,531
Additional stock issuance to TRUE NORTH (see Note 17)	41,450,777	4	7,996	—		8,000
Foreign currency translation adjustments	—	—	—	1,526	—	1,526
Net loss	—	—	—	—	(9,901)	(9,901)
Balance as of December 31, 2019	113,456,157	11	296,414	1,727	(293,079)	5,073

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
Cash flows from operating activities:
Net profit (loss)	(36,649)	(66,529)	(9,901)
Adjustments to reconcile net profit (loss) to net cash provided by/(used in) operating activities:
Provision for loan losses	(13)	3,969	2,988
Depreciation	2,331	2,071	1,881
Loss from disposal of property and equipment	—	—	298
Share-based compensation	2,497	2,417	4,326
Loss (gain) on extinguishment of convertible promissory note	25	—	—
Change in fair value of the convertible promissory note	—	—	—
Changes in operating assets and liabilities:
Safeguard Program assets and liabilities(1)	(2,160)	(10,474)	—
Investments held for trading	—	—	—
Loans receivable	(63)	(3,594)	29
Receivables, prepayments and other assets	2,458	3,783	(825)
Accrued liabilities	22,084	36,217	(15,872)
Income tax payable	(1)	911	3,213
Deferred revenue	5,790	(5,406)	(1,034)
Net cash used in operating activities	(3,701)	(36,635)	(14,897)
Cash flows from investing activities:
Purchase of property, equipment and software	(2,190)	(2,097)	(68)
Investment in Yunnan Trust	—	(665)	(2,078)
Proceeds from sales of property and equipment			177
Net cash used in investing activities	(2,190)	(2,762)	(1,969)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares	22,431	—	—
Proceeds from initial public offering (net of underwriters' commissions of USD 5,980 thousands)	63,020	—	—
Proceeds from exercise of incentive shares	55	—	—
Payment of convertible redeemable preferred shares issuance costs	(1,329)	—	—
Proceeds from issuance of convertible promissory notes	500	—	—
Net cash provided by financing activities	84,677	—	—
Effect of exchange rate changes on cash and cash equivalent and restricted cash	(900)	(1,295)	521
Net increase/(decrease) in cash and cash equivalent and restricted cash	77,886	(40,692)	(16,344)
Cash and cash equivalent and restricted cash at beginning of year	31,668	109,554	68,862
Cash and cash equivalent and restricted cash at end of year	109,554	68,862	52,517
Supplemental disclosure of cash flow information
Cash paid for income taxes	675	—	125
Cash paid for interest	—	—	172
Supplemental disclosure of non-cash operating, investing and financing activities
Accruals related to purchase of equipment and software	144	—	10
Accretion on convertible redeemable preferred shares to redemption value	2,868	—	—
Conversion of convertible promissory notes to Series C convertible redeemable preferred shares	500	—	—
Promissory note receivable arising from issuance of Series C convertible redeemable preferred share	—	—	—

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(US$ in thousands, except share data and per share data, or otherwise noted)(continued)

(1)

The majority of the Safeguard Program assets and liabilities (namely, restricted cash, Safeguard Program asset and Safeguard Program payable) do not flow through the Group’s cash accounts. The non-cash transactions related to the Safeguard Program that flowed directly through restricted cash for the Safeguard Program are as follows:

	For the Year Ended December 31,
	2017	2018	2019
Increase in restricted cash for Safeguard Program	85,916	6,701
Decrease in restricted cash for Safeguard Program	(88,631)	(7,653)

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

As of December 31, 2019, the Company’s principal subsidiaries are as follows:

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

Liquidity

The Group has been incurring recurring losses from operations since 2015. Accumulated losses from operations were US$221,696 thousand, US$283,178 thousand and US$293,079 thousand as of December 31, 2017, 2018 and 2019, respectively. The net cash used in operating activities was US$3,701 thousand, US$36,635 thousand and US$14,897 thousand for the years ended December 31, 2017, 2018 and 2019, respectively.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2018 and 2019, the Group’s balance of cash and cash equivalents was US$33,029 thousand and US$15,423 thousand.

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

Yunnan Trust Loan Aid Program

According to the structure of the trust, the Company is effectively absorbing losses and receiving any residual benefits of the project. Therefore, the Company concluded that XRF is the primary beneficiary and should consolidate the Program under ASC 810.

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

Assets and liabilities of the subsidiaries in PRC are translated into US$ using the exchange rate in effect at each balance sheet date. Income and expenses items of the subsidiaries in PRC are translated into US$ at the average exchange rates prevailing during the reporting period. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ equity (deficit) in the consolidated financial statements. The exchange rates used for translation on December 31, 2017, 2018 and 2019 were US$1.00 = RMB6.5342, RMB6.8632 and RMB6.9762 respectively, being the index rates stipulated by the People’s Bank of China.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e) Certain risks and concentration

Credit risk is one of the most significant risks for the Company’s micro-lending business. The Group records an allowance for loan losses based on its estimated probable losses against its loans receivable. Apart from the loans receivable, the Group’s financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, investments held for trading. As of December 31, 2018 and 2019, substantially all of the Group’s cash and cash equivalents, restricted cash and investments held for trading were held in major financial institutions located in the PRC and in the USA, which management considers to be of high credit quality. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2018 and 2019.

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

As of December 31, 2018 and 2019, the Group had financial instruments of US$445 thousand and US$0 thousand that were measured at fair value and classified as level 3.

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

The following table sets forth the activity of recurring fair values measurements categorized within Level 3 of the hierarchy:

	For the Year Ended December 31,
	2017	2018	2019
Beginning	1,514	1,514	445
Net addition/(disposal) of financial assets	—	(1,069)	(445)
Issuance of convertible promissory notes	500	—	—
Change in fair value of convertible promissory notes	—	—	—
Settlement of conversion option of convertible promissory notes upon exercise	(500)	—	—
Ending	1,514	445	—

The Group did not have any instruments that were measured at fair value on a non-recurring basis as of December 31, 2018 and 2019.

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

Contract assets are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts based on estimates, historical default experience and other factors surrounding the credit risk of borrowers. The Group evaluates and adjusts its allowance for contract assets on a quarterly basis or more often as necessary. Contract assets are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected.

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

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. No impairment of long-lived assets was recognized for the years ended December 31, 2017, 2018 and 2019.

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

A summary of the Group’s Safeguard Program payable movement activities is presented below:

	For the Year Ended December 31,
	2017	2018	2019
	(US$’000)	(US$’000)	(US$’000)
Opening balance	19,511	17,950	0
Liability arising from new business	65,971	—	0
Net payouts during the year	(71,541)	(17,950)	0
Release on expiration	(12,594)	—	0
Contingent liability	16,175	—	0
Foreign exchange gains	428	—	0
Ending balance	17,950	—	0

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
b)	providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “loan repayment services”); and
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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table summarizes the Group’s transaction and service fees (net of customer acquisition incentive) recognized for lifestyle loans and consumption loans during the year ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	US$’000	US$’000	US$’000
Lifestyle loans	46,752	47,722	11,658
Consumption loans (net of customer acquisition incentive)	44,869	22,893	25,806
Transaction and service fees, net	91,621	70,615	37,464

Incentives to investors

In order to incentivize investors, the Group provides incentives to marketplace investors, who commit a certain amount of money to the consumption loan program for a period of time, which is determined based on the total number of first time borrowers for each period. Such cash incentives are accrued as they are earned by the marketplace investors and are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50. When recording these incentives as a reduction in revenue results in negative revenue for a marketplace investor on a cumulative basis, the cumulative shortfall is re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program which may not result in sufficient probable future revenue to the Group to recover such shortfall. In April 2019, we stopped paying incentives to investors.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Gross billings on transaction and service fee is defined as transaction and service fee billed to customers, inclusive of related value added tax, before deduction of customer acquisition incentives.

	For the Year Ended December 31,
	2017	2018	2019
	US$’000	US$’000	US$’000
Gross billings on transaction and service fee
—Lifestyle loans	49,772	68,163	14,363
—Consumption loans	87,410	52,819	35,090
Total	137,182	120,982	49,452
Customer acquisition incentive
—deducted from Consumption loan revenue	38,081	14,583	4,851
—recognized in Sales and marketing expenses	—	—	—
—deducted from Lifestyle loans revenue	—	28,936	1,891
Total	38,081	43,519	6,742

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

(p) Discretionary Payments

Due to the sudden regulatory change and adverse market impact, in order to ensure sustainability of the business and minimize any liquidity risk, the Company made certain discretionary payments to compensate the investors who invested in the trust plan program based on negotiated terms between relevant parties even though contractually the Company is not obligated. These payments were subject to mutual negotiations and do not represent a guarantee liability. These payments, which amounted to US$4.6 million, US$4.6 million and US$8.5 million, for the years ended December 31, 2017, 2018 and 2019, were recorded as a reduction of revenue.

(q) Servicing expense

Servicing expenses are expensed as incurred and consists primarily of salaries and benefits for the staff of the Group’s data verification centers, which perform credit assessment and account management services.

(r) Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and benefits, advertising and marketing promotion expenses, customer acquisition incentive payments in excess of cumulative revenue generated from a customer, and other expenses incurred by the Group’s sales and marketing personnel. Advertising expenses were US$828 thousand, US$1,303 thousand and US$ 0 thousand for the years ended December 31, 2017, 2018 and 2019 respectively.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(v) Leases

Before January 1, 2019, the Group adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease. On January 1, 2019, the Group adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group begins recognizing lease expenses when the lessor makes the underlying assets available to the Group. The Group’s leases have remaining lease terms of up to four years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”, which introduces a new standard related to increase transparency and comparability among organizations by requiring the recognition of ROU assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of right of use assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. In July 2018, the FASB issued ASU 2018-11, and provided another transition approach by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods. The Group elected the practical expedients under ASU 2016-02 which include the use of hindsight in determining the lease term and the practical expedient package to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for any existing leases. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. The Group has no finance leases for any of the periods presented. The Group adopted this new standard effective on January 1, 2019. The adoption of ASU 2016-02 did not have a material impact on the Group’s consolidated financial statements.

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2017, and early adoption is permitted in any interim or annual period. The adoption of ASU 2016-18 did not have a material impact on the Group’s consolidated financial statements. In January 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date.  The Group adopted this guidance on January 1, 2018 using retrospective method to all periods presented in the consolidated statement of cash flows. Upon adoption the restricted cash balances are now included within beginning and ending cash, cash equivalents and restricted cash in the Group’s consolidated statements of cash flows. The adjustments to the cash flow statement for the years ended at December 31, 2017 are as follows:

	2017 Before Adjustment	2017 After Adjustment
	US$	In thousands
Safeguard Program assets and liabilities	(4,148)	(2,160)
Net cash used in operating activities	(5,689)	(3,701)
Net increase/(decrease) in cash, cash equivalent and restricted cash	75,898	77,886
Cash, cash equivalent and restricted cash at beginning of year	18,983	31,668
Cash, cash equivalent and restricted cash at end of year	94,881	109,554

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Loans receivable, net

Loans receivable consist of the following:

	As of December 31,
	2018	2019
	US$’000	US$’000
Personal loans	8,981	3,450
Allowance for loan losses
Individually assessed	(114)	(255)
Collectively assessed	(440)	(2,700)
Allowance for loan losses	(554)	(2,955)
Loans receivable, net	8,427	495

This balance represents loans related to the micro-credit lending business of the Group. These loans are primarily micro loans made to individual customers with an original term up to three years and do not have collateral. The interest rates of these loans ranged between 15.6%~17.9%, 15.0%~36% and 15.6%~36% for the years ended December 31, 2017, 2018 and 2019, respectively. Allowance on loan losses are estimated on a quarterly basis or more often as necessary based on the historical rate of defaults, the aging of the existing receivables and other relevant factors.

The Group did not sell any loans receivable during the years ended December 31, 2018and 2019.

The activity in the allowance for loan losses for the years ended December 31, 2018 and 2019 consisted of the following:

	For the year ended December 31,
	2018	2019
	US$’000	US$’000
Beginning balance	99	554
Provisions	455	2,401
Release of allowance related to loans receivable sold or expired	—	—
Ending balance	554	2,955

The following table represents the aging of loans as of December 31, 2018 and 2019 (US$’000):

	1- 89 days past due	90- 179 days past due	180- 365 days past due	Over 1 year past due	Total past due	Current	Total loans
December 31, 2018	40	2	12	185	239	8,742	8,981
December 31, 2019	21	873	1,551	592	3,037	413	3,450

Loans receivable amounting to US$199 thousand and US$3,016 thousand as of December 31, 2018 and 2019, respectively, were in non-accrual status. No loan receivable that has been past due for more than 90 days has interest income being accrued.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Receivables, prepayments and other assets

Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2018	2019
	US$’000	US$’000
Prepayments and deposits(1)	6,621	3,703
Funds held by third party payment companies(2)	1,083	2
Employee advances	822	637
Accounts receivable	2,732	108
Stock receivables	—	8,000
Others	640	297
	11,898	12,747

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

5. Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2018	2019
	US$’000	US$’000
Computer and electronic equipment	6,243	5,295
Leasehold improvements	3,830	3,768
Vehicle	1,384	463
Software	1,593	1,479
Office furniture and equipment	810	31
Total	13,860	11,037
Less: Accumulated depreciation	(8,284)	(7,821)
Property, equipment and software, net	5,576	3,216

Depreciation expenses for the years ended December 31, 2017, 2018 and 2019 was US$2,331 thousand, US$1,706 thousand and US$1,866 thousand, respectively.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Employee benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses related to this defined contribution plan US$6,342 thousand, US$6,627 thousand and US$3,106 thousand for the years ended December 31, 2017, 2018 and 2019, respectively.

7. Accrued liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2018	2019
	US$’000	US$’000
Customer acquisition incentive payables	16,021	—
Funds payable to marketplace customers(1)	48,407	37,002
Other tax payable	10,812	10,942
Payroll and related liabilities	2,836	2,341
Deferred depository bank incentive	1,609	1,172
Accrued operating expense	7,197	4,818
Borrowing from employees	2,996	386
Professional service fee accruals	492	928
Others	297	363
	90,667	57,952

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

(2)	The balance of payroll and related liabilities includes accrued liablities of compensation for laid off employees with amount of US$ 688 thousand, resulted from letigations.

8. Other income (expense), net

Other income (expense), net consists of the following:

	For the Year Ended December 31,
	2017	2018	2019
	US$’000	US$’000	US$’000
Government grants	—	726	562
Fair value changes of financial instrument	—	—	—
Interest income	31	347	60
Interest expense	—	—	-425
Foreign exchange loss	52	317	72
Loss of convertible promissory notes	(25)	—	—
Depository bank incentive	368	1	155
Customer acquisition incentive	—	—	21,378
Administrative penalties	—	—	-417
Others	82	(138)	-403
	508	1,253	20,982

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group stopped the legacy marketplace lending platform business in April 2019, and no longer pay customer acquisition incentive, therefore the Group reversed the accrued expenses from accrued customer acquisition incentive in prior years.

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the Year Ended December 31,
	2017		2018		2019
	US$’000		US$’000		US$’000
Loss before income tax expenses	(36,536)		(65,457)		(6,318)
Income tax at statutory rates in the PRC	(9,134)	25%	(16,364)	25%	(1,580)	25%
Non-deductible expenses	1,763	(5%)	4,173	(6%)	276	(4%)
Different tax rates in other jurisdictions	2,661	(7%)	6,278	(9%)	1,427	(23%)
Change in valuation allowance	4,823	(13%)	6,985	(10%)	3,460	(55%)
Income tax expense/Effective tax rate	113	(0%)	1,072	0%	3,583	(57%))

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2018	2019
	US$’000	US$’000
Deferred tax assets:
Accruals for payroll and other costs	2,514	2,055
Allowance for loan losses	139	739
Net operating loss carry forwards	22,470	26,051
Deferred revenue and other temporary difference	261	—
Subtotal	25,384	28,844
Less: valuation allowance	(25,384))	(28,844)
Total deferred tax assets, net	—	—
Deferred tax liabilities:
Fair value changes of investments held for trading	—	—
Total deferred tax liabilities	—	—
Net deferred tax assets	—	—

Movement of valuation allowance

	For the Year Ended December 31,
	2017	2018	2019
	US$’000	US$’000	US$’000
Balance at beginning of the year	13,567	18,399	25,384
Current year addition	4,832	6,985	3,460
Current year reversal	—	—	—
Balance at end of the year	18,399	25,384	28,844

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the net deferred tax assets as of December 31, 2017, 2018 and 2019, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As of December 31, 2019, the Group had net operating tax loss carry forwards amounted to US$112,491 thousand which will expire from 2020 to 2024 if not used.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

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

The par value of ordinary shares and preferred shares and related disclosure have been recast to reflect the US$0.0001 par value for all periods presented in the consolidated financial statements. As of December 31, 2018 and 2019, the Company has 65,759,210 shares (including 58,973,604 Class A shares and 6,785,606 Class B shares) outstanding and 113,456,157 shares (including 104,054,977 Class A shares and 9,401,180 Class B shares) outstanding, respectively.

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

At any time on or after July 1, 2020, if requested by a majority holders of Series C Shares then outstanding, the Company shall redeem all of the outstanding Series C Shares. The redemption prices of Series C Shares are equal to the Series C Liquidation Value calculated as of the closing date for such redemption. In addition, no other class or series of capital stock shall be redeemable prior and in preference to the Series C Shares without the written consent of a majority holders of Series C Shares .

Accounting of Preferred Shares

The Company classified the Preferred Shares as mezzanine equity because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

Since the Preferred Shares becomes redeemable at the option of the holder at any time after a specified date, the Company recorded accretion on the Preferred Shares to the redemption value using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a Qualified Public Offering, the effectiveness of a Qualified Public Offering is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified Public Offering. The accretion of Preferred Shares was US$2,868 thousand for the year ended December 31,2017,$and nil for the years ended December 31, 2018 and 2019, respectively.

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the incentive shares and stock options and restricted stock units activities under the Company’s Share-based Plans in the year of 2018 and the year of 2019 is presented below:

	Number of incentive shares	Number of stock options	Number of RSUs	Weighted average grant-date fair value

Non-vested incentive shares and stock options as of December 31, 2017	1,468,134	1,431,620		3.0279
Granted	—	210,000	502,890	3.0401
Vested	(619,234)	(463,942)	(84,976)	2.7252
Forfeited	(167,650)	(411,875)	(90,665)	3.9901
Non-vested incentive shares and stock options as of December 31, 2018	681,250	765,803	327,249	3.0453
Granted	—	40,000	5,748,970	0.7373
Vested	(498,883)	(212,818)	(5,088,353)	1.1653
Forfeited	(51,517)	(295,250)	(897,116)	2.1794
Non-vested incentive shares and stock options as of December 31, 2019	130,850	297,735	90,750	0.6037

Share-based compensation expense for incentive shares is recorded on a straight-line basis over the requisite service period, which is three to five years from the date of the grant. The weighted average exercise price of the stock options granted in 2019 was US$1.21. As of December 31, 2018 and 2019, the aggregate intrinsic value of these stock options granted was nil.The Company recognized share-based compensation expense for incentive shares and stock options of US$2,497 thousand, US$2,417 thousand and US$4,326 thousand thousand as “general and administrative expenses” in the consolidated statements of comprehensive loss for the year ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, there were US$3,337 thousand and US$1,133 thousand in total unrecognized compensation expense related to incentive shares and stock options respectively, which is expected to be recognized over a weighted-average period of 0.9 and 0.68 years, respectively.

In 2018 and 2019, the company granted employees restricted stock (RSU). Due to the resignation of employees, the company will repurchase the shares that have not yet reached the unlocking conditions, and the intrinsic value of these options is 0, and the company will no longer recognize the value of treasury shares. As of 2018 and 2019, the number of treasury shares that have not yet reached the unlocking conditions is 244,375 and 1,066,948, respectively.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For the Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
	(in thousands, except per share data)
Net loss:	(36,649)	(66,529)	(9,901)
Accretion on Series A preferred shares redemption value	(96)	—	—
Accretion on Series B preferred shares redemption value	(540)	—	—
Accretion on Series C preferred shares redemption value	(2,232)	—	—
Deemed dividend to Series C convertible redeemable preferred shares at modification of Series C convertible redeemable preferred shares	—	—	—
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	(82,034)	—	—
Net loss attributable to ordinary shareholders	(121,551)	(66,529)	(9,901)
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(121,551)	(66,529)	(9,901)
Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	49,054,201	65,199,459	67,590,078
Loss per share attributable to ordinary shareholders
—basic and diluted	(2.48)	(1.02)	(0.15)

Basic loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

The Group’s convertible redeemable preferred shares were participating securities because they had contractual rights to share in the profits but not losses of the Group. For the year of 2018 and 2019, the two-class method was not used in computing basic and diluted loss per share as the Group was in a net loss position.

15. Operating lease

A summary of supplemental information related to operating leases as of December 31, 2019 is as follows:

Year ended December 31, 2019
Operating lease ROU assets	187
Operating lease liabilities	194
Operating leases - Weighted remaining lease term	139
Operating leases - Weighted average discount rate	4.75%

A summary of lease cost recognized and recorded in sales and marketing and general and administrative expenses in the consolidated statements of operations and supplemental cash information related to operating leases is as follows:

Year ended December 31, 2019
Operating lease cost	104
Short-term lease cost	8
Operating leases - Weighted remaining lease term	111

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash paid for amounts included in the measurement of lease liabilities:

Year ended December 31, 2019
Operating cash flows for operating leasest	105

As of December 31, 2019, the maturity of operating lease liabilities under the Group’s non-cancelable operating leases is as follows:

Year ended December 31, 2019
2020	157
2021	36
2022	10
Subtotal	202
Less: imputed interest	8
Present value of operating lease liabilities	194

The Group recorded rental expense of US$6,050 thousand, US$5,731 thousand and US$2,600 thousand in the consolidated statements of comprehensive income (loss) during the years ended December 31, 2017, 2018 and 2019, respectively.

16. Commitments and contingencies

(a) Capital and other commitments

The Group did not have significant capital and other commitments, long-term obligations, or guarantees other than those relating to the Safeguard Program, as of December 31, 2018 and 2019.

(b) Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2019, the Group is not a party to any material legal or administrative proceedings.

17. Statutory reserves and restricted net assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2017, 2018 and 2019, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was US$ 10.5 million as of December 31, 2019.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Subsequent events

On December 24, 2019, Ture North Financial, LLC(“TNF”) purchased 37,985,203 Class A unregistered Ordinary shares, and 3,465,574 Class B unregistered Ordinary shares, based on the closing price on December 23, 2019, which was $1.93 per ADS (or $0.193 per ordinary share).  The Class B ordinary shares are entitled to 10 votes per share.  The definitive agreement provides that over the next 30 days the Company and TNF will endeavor to agree, on terms to be acceptable to both parties, to registration rights with respect to the Class A Ordinary shares. As consideration for the share purchase, TNF delivered to the Company a Promissory Note(theNote”) in the amount of $8.0 million, that is payable in full on January 13, 2020.  On January 13, 2020 and January 21, the Company granted additional extension to the Note, which will be payable on or before April 26, 2020.

On May 5, 2020 the Company entered into a set of agreements with Yong Bao Two Ltd. (“YBT”), the parent company of SOS Information Technology Co., Ltd. (“SOS”), under which YBT would acquire share amounts previously issued to TNF as well as certain additional shares in exchange for the repayment of the Senior Secured Promissory Note issued by True North Financial. On May 18, 2020, YBT completed the the asset injection and private placement transactions.

Starting from January 2020, a novel strain of coronavirus, COVID-19, has spread rapidly to many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the recent outbreak of COVID-19 resulted in the suspension of the Group’s offline customer acquisition activities in February and March 2020. This has impacted the Group’s operations which resulted in an increase in delinquency volatilities and a significant decrease in revenues and loan volumes in the first quarter of 2020. Due to the Chinese government’s containment measures of COVID-19 during this period, which has been effective to date, there has been an initial recovery in the Group’s operations since April 2020. The situation remains dynamic and the extent to which COVID-19 will impact the business of the Group will depend on future developments of the outbreak, which are uncertain and cannot be predicted. As such, the financial impact of the Group of COVID-19 cannot be reasonably estimated at this time.