Form 20-F
period 2020-12-31
SOS Ltd
filed 2021-05-05
CIK 1346610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38051

SOS Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of the Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

(Address of principal executive offices)

Yandai Wang (Chief Executive Officer)

Telephone: +86-532-86617117

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 10 Class A ordinary share, par value US$0.0001 per share	SOS	New York Stock Exchange

Class A ordinary shares, par value US$0.0001 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report.

327,616,985 Class A ordinary shares

24,468,652 Class B ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the US Securities Act of 1933, as amended.

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

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☒

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

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

i

ii

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“ADSs” refers to our American depositary shares, each of which represents 10 Class A ordinary share;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	“Class A ordinary shares” refers to Class A ordinary shares, par value US$0.0001 per share of SOS Limited;

●	“Class B ordinary shares” refers to Class B ordinary shares, par value US$0.0001 per share of SOS Limited;

●	“SOS,” “we,” “us,” “our company” and “our” refer to SOS Limited, an exempted company registered in the Cayman Islands with limited liability, and its subsidiaries and its consolidated variable interest entities, and, in the context of describing our operations and combined and consolidated financial information, also include its affiliated entity and its subsidiaries;

●	“investors” refers to lenders of capital on our marketplace, unless the context indicates otherwise;

●	“NYSE” refers to the New York Stock Exchange;

●	“RMB” and “Renminbi” refer to the legal currency of China; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the marketing data and cryptocurrency mining industry in China;

●	our expectations regarding demand for and market acceptance of our services;

●	our plans to invest in our business;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

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

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our and the selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020 and selected consolidated statement of comprehensive income for the years ended December 31, 2018, 2019 and 2020.

(US$ thousands, or otherwise noted)

	December 31,	December 31,	December 31,
	2020	2019	2018
Total current assets	$65,023	$20,546	$16,994
Total assets	69,762	20,552	17,001
Total current liabilities	6,777	19,228	17,132
Total liabilities	9,526	19,228	17,132
Total shareholders’ equity	60,236	1,324	(130)
Total liabilities and shareholders’ equity	$69,762	$20,552	$17,002

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2020	2019	2018
REVENUES	$50,289	$11,577	$24,930
COST OF REVENUES	(37,295)	(9,459)	(24,620)
GROSS PROFIT	12,994	2,118	310
OPERATING EXPENSES	(2,907)	(365)	(477)
INCOME FROM OPERATIONS	10,087	1,753	(167)
OTHER INCOME (EXPENSE), net	(5,054)	41	45
INCOME (LOSS) BEFORE INCOME TAXES	5,033	1,794	(122)
INCOME TAXES	(147)	(324)	(15)
NET INCOME (LOSS) – CONTINUING OPERATION	4,886	1,470	(137)
LOSS FROM DISCONTINUED OPEARTION	(482)	-	-
NET PROFIT (LOSS)	$4,404	$1,470	$(137)
OTHER COMPREHESIVE INCOME (LOSS)
Foreign currency translation adjustment – net of tax	874	(16)	5
COMPREHESIVE INCOME (LOSS)	$5,278	$1,454	$(132)
Weighted average number of ordinary shares
Basic	325,996,667	59,323,349	59,323,349
Diluted	488,960,010	59,323,349	59,323,349
EARNINGS PER SHARE
Basic	$0.0135	$0.0248	$(0.0023)
Diluted	0.0090	0.0248	(0.0023)

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB 6.5249 to US$1.00 for balance sheet accounts, $6.8976 for profit an loss accounts the exchange rate set forth by Renming Bank as of December 31, 2020, the last business day of 2020. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. The source of data in the table is the Federal Reserve official website.

	Midpoint of Buy and Dollars per Sell Prices for RMB U.S.
Period	Period-End	Average(1)
2018	6.8632	6.6174
2019	6.9762	6.8985
2020	6.5249	6.8976

(1)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Data Mining and Analysis Business

Development of data warehouses is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business expansion and adversely affect our financial position.

Expanding and developing data warehouses and data mining capabilities are capital intensive. We are required to fund the costs of expanding and developing our data warehouses and data mining capacity with cash deriving from operations. There can be no assurance that our future revenues would be sufficient to offset increases in these costs, or that our business operations will generate capital sufficient to meet our anticipated capital requirements. If increase in our future revenues would not be sufficient to offset the increased costs, or we cannot generate sufficient capital to meet our anticipated capital requirements, our financial condition, business expansion and future prospects could be materially and adversely affected.

To fund our future growth, we may need to raise additional funds through equity or debt financing in the future in order to meet our operating and capital needs, which may not be available on favorable terms, or at all. If we raise additional funds through issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their ownership percentage of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our ordinary shares. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

The market in which we participate is competitive. Failure to compete effectively may result in loss of our market share and a decrease in our revenues and profitability.

We compete with other wide range of data mining providers in the markets we participate. Some of our current and future competitors may have advantages over us, including greater name recognition, longer operating histories, pre-existing relationships with current or potential clients, significantly greater financial, marketing, and other resources and more ready access to capital, all of which allow them to offer competitive prices and respond more quickly to new or changing opportunities. Many of these competitors’ own capabilities similar to ours in the same markets in which our business targets, or in markets where the cost to operate a data warehouse and data mining capacity is less than the costs to our operation. Many of our competitors and new entrants to the data mining market are developing additional data warehouses space and data mining capacity in the markets that we serve.

We face pricing pressure for our services. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. A buildup of new data warehouse and data mining capacity or reduced demand for data warehouse services and data mining capacity could result in an oversupply of data warehouse space and data mining capacity in the markets where we operate. Excess data warehouse or data mining capacity could cause downward pricing pressure and limit the number of economically attractive markets that are available to us for expansion, which could negatively impact our business and results of operations. In addition, our competitors may offer services that are more competitively priced compared to ours. We may be required to lower our prices to remain competitive, which may decrease our margins and adversely affect our business prospects, financial condition, and results of operations.

We will also face increased competition as we expand our operations, and our competitors in new markets we expand into may have more experience than us in operating in those markets. If we fail to compete effectively, our business, financial performance and prospects will be materially and adversely affected.

Our revenues are highly dependent on a limited number of major clients, and the loss of any such client or any other significant client, or the inability of any such client or any other significant client to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition.

We have in the past derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients. 97.9% of our revenues generated in the twelve months ended December 31, 2020 are from our insurance marketing business, of which we rely on two key clients or agents to dispatch insurance data mining business to us. Revenues from Beijing Sense Time Information Technology Co., Ltd. (“BSIT”) accounted for 75.0%, 68.8% and 84.1% of our total revenues in 2018, 2019 and 2020 of the twelve months ended December 31 respectively. Revenues from Beijing Ruijing Hengbao Insurance Agency Ltd. accounted for 23.1%, 29.3% and 14.5% of our total revenues in 2018, 2019 and 2020 for the twelve months ended December 31, 2020. No other client accounted for 10% or more of our total revenues in 2018, 2019 and 2020 for the twelve months ended December 31, 2020. As a data mining solution provider, we expect our revenues will continue to be highly dependent on a limited number of clients who account for a large percentage of our contractually committed capacity. If one or more of our significant clients fail to make payments to us or does not honor their contractual commitments, our revenues and results of operations would be materially and adversely affected. In addition, some contracts we entered into with our significant clients provide that they have early termination options if we breach the terms of contracts, subject to payment of liquidated damages. If any of our significant clients exercises any applicable early termination options or we are unable to renew our existing contracts with them on similar terms or at all, and we are unable to find new clients to utilize the space to be vacated in a timely manner or at the same fee levels, our results of operations will be adversely affected. For example, certain of our agreements with BSIT will expire in September 2021, and we may not be able to renew them at favorable terms to us, or at all. As of the date of this report, none of our clients have exercised their early termination options which we believe would have a material adverse effect on our business, results of operations and financial condition. However, we cannot provide any assurance that they will not do so in the future.

There are a number of factors that could cause us to lose major clients. Because many of our contracts involve services that are mission-critical to our clients, any failure by us to meet a client’s expectations could result in cancellation or non-renewal of the contract. Our contracts usually allow our clients or agents to terminate their contracts with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements. In addition, our clients may decide to reduce spending on our services in response to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. Some of our clients may choose to develop or expand their own data warehouse facilities and data mining capacities in the future, which may result in a decline in our existing or potential clients.

In addition, our reliance on any individual significant client may give that client a degree of pricing leverage against us when negotiating contracts and terms of services with us. The loss of any of our major clients, or a significant decrease in the extent of the services that they outsource to us or the level of prices we offer, could materially and adversely affect our financial condition and results of operations.

Any of our clients could experience a downturn in their business, which in turn could result in their inability or failure to make timely payments to us pursuant to their contracts with us. In the event of any client default, our liquidity could be adversely impacted and we may experience delays in enforcing our rights and may incur substantial costs in protecting our investment. These risks would be particularly significant if one of our major clients were to experience adverse effects to its business and defaults under their contracts with us. The inability of any significant client to meet its payment obligations could impact us negatively and significantly.

If we do not succeed in attracting new clients or agents for our services and/or growing revenues from existing clients or agents, our business and results of operation may be adversely affected.

We have been expanding our client base to cover more insurance companies and different types of insurance category. We are highly relying on our agents to dispatch data mining business of insurance company to us. Our ability to attract new clients, as well as our ability to grow revenues from our existing clients, depends on a number of factors, including our data warehouse capacity, our ability to offer high-quality services at competitive prices, the strength of our competitors and the capabilities of our client acquisition team to attract new clients. If we fail to attract new clients, we may not be able to grow our revenue as quickly as we anticipate or at all.

In addition, as our client base grows and diversifies into other types of insurance category, we may be unable to provide services that cater to their changing needs, which could result in client dissatisfaction, decreased overall demand for our services and loss of expected revenues. Moreover, our inability to meet client expectations may damage our reputation and could consequently limit our ability to retain existing clients and attract new clients, which would adversely affect our ability to generate revenues and negatively impact our results of operations.

Factors that adversely affect the industries in which our clients operate or information technology spending in these industries, particularly in the Internet and cloud service industries and insurance industries, may adversely affect our business.

Our clients are primarily technology companies in the Internet, cloud, software and other technology-based industries. The end-users of our data mining products are primarily large insurance companies in China. Our clients, some of whom have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may request price reductions or decrease their demand for our data mining analysis, which could harm our financial performance. Furthermore, a decline in the technology industry or the demand for cloud-based services, or the desire of any of these companies, including our client and the end-user insurance companies, to outsource their data warehouse and data mining needs, could lead to a decrease in the demand for space in our data warehouses and data mining analysis business, which would have an adverse effect on our business and financial condition. We also are susceptible to adverse developments in the industries in which our clients operate, such as decreases in demand for their products or services, business layoffs or downsizing, industry slowdowns, relocations of businesses, costs of complying with government regulations or increased regulation and other factors. We also may be materially adversely affected by any downturns in the market for data warehouses and data mining due to, among other things, oversupply of or reduced demand for space or a slowdown in the technology industry. Also, a lack of demand for data warehouse space and data mining by enterprise clients could have a material adverse effect on our business, results of operations and financial condition. If any of these events happen, we may lose clients or have difficulties in selling our services, which would materially and adversely affect our business and results of operations.

We purchase a significant portion of our meta data from a small number of data suppliers. A significant disruption in any of such data suppliers could materially and adversely affect our business, results of operations and financial condition.

We purchase a significant portion of our raw data from a small number of data suppliers and a significant disruption to any single location could materially and adversely affect our operations. We highly rely on three data suppliers, Shandong Shubao IT Ltd., Jiangxi Chacha IT Ltd., and Liaoning Tianzheng Ltd. to provide large amounts of data that we need, in which we conducted data mining and data analysis. The occurrence of a catastrophic event, or a prolonged disruption in any of these data providers, could materially and adversely affect our operations.

If we do not succeed in maintaining business relationship with our data suppliers, our business and results of operation may be adversely affected.

We have been purchasing a significant portion of our raw data from a small number of data suppliers and termination of business relationship with them could materially and adversely affect our business. We are highly relying on our data suppliers to provide us large amounts of data that we need. Our business to conduct data mining analysis, as well as our ability to sell our insurance marketing information to our agents, depends on a number of factors, including a consistent and reliable data supply by our data suppliers. If we fail to maintain our business relationship with our data suppliers, or the costs of gaining data from our data suppliers increase, we may not be able to grow our revenue as quickly as we anticipate or at all.

If we are unable to adapt to new technologies or industry standards in a timely and cost-effective manner, our business, financial performance and prospects could be materially and adversely affected.

The markets for the data warehouses and data mining facilities we own and operate, as well as certain of the insurance industry in which our end-use clients operate, are characterized by rapidly changing technologies, evolving industry standards, and frequent new service introductions. As a result, the infrastructure at our data warehouses and data mining facilities may become obsolete or unmarketable due to demand for new processes and technologies, including new technology that permits higher levels of critical load and heat removal than our data warehouses are currently designed to provide. In addition, the systems that connect our data warehouses and data mining facilities to the Internet and other external networks may become outdated, including with respect to latency, reliability and diversity of connectivity. When clients demand new processes or technologies, we may not be able to upgrade our data warehouse facilities and data mining capacities on a cost-effective basis, or at all, due to, among other things, increased expenses to us that cannot be passed on to clients or insufficient revenues to fund the necessary capital expenditures. The obsolescence of our power and cooling systems and/or our inability to upgrade our data mining capacities, including associated connectivity, could reduce revenues at our data mining and analysis and could have a material adverse effect on us. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our services and modifying our business strategies accordingly, which could cause us to incur substantial costs. We may not be able to adapt to changing technologies in a timely and cost-effective manner, if at all, which would adversely impact our ability to sustain and grow our business. If we are unable to purchase the hardware or obtain a license for the software that our services depend on, our business could be significantly and adversely affected.

Furthermore, potential future regulations that apply to industries we serve may require us, our data suppliers, or our clients to seek specific requirements from their data operations that we are unable to provide. If such regulations were adopted, we could lose clients or be unable to attract new clients in certain industries, which could have a material adverse effect on us.

In addition, new technologies or industry standards have the potential to replace or provide lower cost alternatives to our services. We focus primarily on providing data mining services and solutions through data warehouses. We cannot guarantee that we will be able to identify the emergence of all the new service alternatives successfully, modify our services accordingly, or develop and bring new services to market in a timely and cost-effective manner to address these changes. If and when we do identify the emergence of new service alternatives and introduce new services to market, those new services may need to be made available at lower profit margins than our then-current services. Failure to provide services to compete with new technologies or the obsolescence of our services could lead us to lose current and potential clients or could cause us to incur substantial costs, which would harm our operating results and financial condition. Our introduction of new alternative services that have lower price points than our current offerings may also result in our existing clients switching to the lower cost products, which could reduce our revenues and have a material adverse effect on our results of operation.

Any significant or prolonged failure in the data warehouse facilities and data mining facilities we operate or services we provide, including events beyond our control, would lead to significant costs and disruptions and would reduce the attractiveness of our facilities, harm our business reputation and have a material adverse effect on our results of operation.

The data warehouse facilities and data mining facilities we operate are subject to failure. Any significant or prolonged failure in any data warehouse and data mining facilities we operate or services that we provide, including a breakdown in critical plant, equipment or services, such as the generators, backup batteries, routers, switches, or other equipment, power supplies, or network connectivity, whether or not within our control, could result in service interruptions and data losses for our clients as well as equipment damage, which could significantly disrupt the normal business operations of our clients and harm our reputation and reduce our revenues. Any failure or downtime in one of the data warehouse and data mining facilities that we operate could affect many of our clients. The total destruction or severe impairment of any of the data warehouse and data mining facilities we operate could result in significant downtime of our services and catastrophic loss of client data. Since our ability to attract and retain clients depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and cause us to incur financial penalties. The services we provide are subject to failures resulting from numerous factors, including, but not limited to, human error or accident, natural disasters and security breaches, whether accidental or willful.

We may in the future experience interruptions in service, power outages and other technical failures or be otherwise unable to satisfy the requirements of the agreements we have with clients for reasons outside of our control. As our services are critical to many of our clients’ business operations, any significant or prolonged disruption in our services could result in lost profits or other indirect or consequential damages to our clients and subject us to lawsuits brought by the clients for potentially substantial damages. Furthermore, these interruptions in service, regardless of whether they result in breaches of the agreements we have with clients, may negatively affect our relationships with clients and lead to clients terminating their agreements with us or seeking damages from us or other compensatory actions. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions and satisfy the requirements of the agreements we have with clients, including upgrading our electrical and mechanical infrastructure and sourcing, designing the best facilities possible and implementing rigorous operational procedures to maintenance programs to manage risk. Service interruptions continue to be a significant risk for us and could affect our reputation, damage our relationships with clients and materially and adversely affect our business. Any breaches of the agreements we have with clients will damage our relationships with clients and materially and adversely affect our business.

Security breaches or alleged security breaches of our data warehouses could disrupt our operations and have a material adverse effect on our business, financial condition and results of operation.

A security breach of our data warehouse facilities could result in the misappropriation of our or our clients’ information, and may cause interruptions or malfunctions in our operations or the operations of our clients. As we and our data warehouse service provider commit to implementing effective security measures to safeguard our data warehouses, such a compromise could be particularly harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. Security risks and deficiencies may also be identified in the course of government inspections, which could subject us to fines and other sanctions. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential clients, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial condition and results of operations.

In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, reputation, financial condition, and results of operations.

Our subscription agreements for data warehouses could be terminated early and we may not be able to renew our existing leases on commercially acceptable terms or our rent or payment under the agreements could increase substantially in the future, which could materially and adversely affect our operations.

We enter into certain data warehouse subscription agreements with Tencent Cloud Computing (Beijing) Co., Ltd. for our data warehouses. Upon the expiration of such subscription agreements, we may not be able to renew these subscription agreements on commercially reasonable terms, if at all. Under certain subscription agreements, the data warehouse service provider may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the data warehouse service provider for our data warehouses generally do not have the right of unilateral early termination unless they provide the required notice, the subscription agreements may nonetheless be terminated early if we are in material breach of the subscription agreements. We may assert claims for compensation against the data warehouse service provider if they elect to terminate a subscription agreement early and without due cause. Although there are no substantial barriers to renew subscription agreements we want to renew, and we do not believe that any of our subscription agreements will be terminated early in the future, there can be no assurance that the data warehouse service provider will not terminate any of our subscription agreements prior to its expiration date. If the data warehouse subscription agreements were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such subscription agreements, or if we are unable to find suitable alternative data warehouses in a timely manner, we may have to incur significant costs related to relocation of our data. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. Furthermore, rent or payment under such leases in the future may increase substantially in the future. Any of the foregoing could have an adverse impact on our business and results of operations.

We may face claims of privacy infringement and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations.

We cannot assure you that our operations or any aspects of our business do not or will not infringe upon or violate privacy rights owned or held by third parties. We may also be subject to legal or administrative proceedings and claims relating to privacy rights of third parties in the future. If we become liable to third parties for infringing upon their privacy rights, we could be required to pay a substantial damage award. We may also be subject to injunctions that prohibit us from using such data and require us to alter our processes or methodologies, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in these issues, whether we ultimately win or lose, could be time-consuming and costly, could cause the diversion of management’s attention and resources away from the operations of our business and could damage our reputation.

Although we purchase data from our data suppliers, we cannot assure you that our use of such data will not be subject to infringement litigation or proceeding. A third party who claims the ownership over data we purchase from our data suppliers may impede our ability to use the data. As of the date of this report, we had not encountered any legal claims brought by third parties relating to infringement or violation of any privacy rights which may have a material adverse effect on us. However, there can be no assurance that third parties holding ownership over the data and privacy would not take actions against us alleging infringement of such rights or otherwise assert their rights.

We face risks related to natural disasters, health epidemics and other catastrophes, which could significantly disrupt our business, operations, liquidity, and financial condition.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks and similar events. Our business could also be materially and adversely affected by public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other local health epidemics in China and worldwide. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part of or all our operations. Furthermore, authorities may impose restrictions on travel and transportation and implement other preventative measures in affected regions to contain a disease outbreak, which may lead to the temporary closure of our facilities and declining economic activity at large. A prolonged outbreak of any of illness or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategy.

Our success is, to a certain extent, attributable to the management, and research and development expertise and sales and marketing of key personnel. While we depend on the abilities and participation of our current management team generally, we are dependent on the services of Mr. Yandai Wang, Chief Executive Officer Mr. Steven Li, Chief Financial Officer, for the continued growth and operation of our Company. Their services are critical to our overall management, as well as the continued development of our strategic direction, due to their experience, personal and business contacts in cryptocurrency mining, security and insurance technologies.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. The loss of the services of Mr. Wang and Mr. Han for any reason could significantly adversely impact our business and results of operations. Competition for senior management and senior technology personnel in the PRC is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

Risks Relating to the Cryptocurrency Mining, Security and Insurance Business

Our cryptocurrency mining, security and insurance businesses are still under development, with many uncertainties in research of relevant technologies, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, each of them has not generated revenue from any commercially available blockchain-based products or services.

Our cryptocurrency mining, security and insurance businesses were recently initiated in January 2021. Our limited operating history in the research and development of cryptocurrency mining, protection and insurance and the relative immaturity of the blockchain industry make it difficult for us to evaluate future prospects of these sectors. Our new business may encounter and may continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate uses of their limited resources, gaining market acceptance, managing a complex and evolving regulatory landscape and developing new products, especially in cryptocurrency industry, a highly volatile industry. Our future operating model of cryptocurrency mining, security and insurance is immature and may require many changes in order for them to scale their operations efficiently and be successful. Investors in our securities should consider the business and prospects of our new areas in China in light of the risks and difficulties they face as early-stage companies focused on developing products in the field of blockchain based technology.

Cryptocurrency mining relies on a steady and inexpensive power supply for operating mining farms and running mining hardware. Failure to access a large quantity of power at reasonable costs could significantly increase our operating expenses and adversely affect our demand for our mining machines.

Cryptocurrency mining consumes a significant amount of energy power to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to cryptocurrency mining. There can be no assurance that the operations of our planned cryptocurrency mining business will not be affected by power shortages or an increase in energy prices in the future. In addition, as we intend to establish and operate mining machines and engage in key mainstream cryptocurrencies mining activities, such as Bitcoin, in the near future, any increase in energy prices or a shortage in power supply in the area of our mining machines may be located will increase our potential mining costs and reduce the expected economic returns from our mining operation significantly.

In particular, the power supply could be disrupted by natural disasters, such as floods, mudslides and earthquakes, or other similar events beyond our control. Further, we may experience power shortages due to seasonal variations in the supply of certain types of power such as hydroelectricity. Power shortages, power outages or increased power prices could adversely affect our mining businesses. Under such circumstances, our business, results of operations and financial condition could be materially and adversely affected.

Shortages in, or rises in the prices of mining machines may adversely affect our business

Given the long production period to manufacture and assemble mining machines, there is no assurance that we can acquire enough mining machines for our planned cryptocurrency mining. We may rely on third parties to supply mining machines to us, and shortages of mining machines or any delay in delivery of our orders could seriously interrupt our operations. The scale of our cryptocurrency mining capacity depends on obtaining adequate mining machines on a timely basis and at competitive prices. Shortages of mining machines could result in reduced mining capacity, as well as an increase in operation costs, which could materially delay the completion of our mining capacity and commencement of our mining. As a result, our business, results of operations and reputation could be materially and adversely affected.

We may not be able to develop our cryptocurrency mining capacity, blockchain-based security and insurance technologies in the safeguard of digital assets because we may fail to anticipate or adapt to technology innovations in a timely manner, or at all.

The cryptocurrencies mining, security and insurance markets are experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our research becoming obsolete at sudden and unpredictable intervals and, accordingly, we may not successfully develop our mining capacity and cryptocurrency security products at all. To establish our cryptocurrency mining capacity, cryptocurrency protection and insurance products, we will invest heavily in technology research and development. The process of research and developing new technologies in cryptocurrency is inherently complex and involves significant uncertainties. There are a number of risks, including the following:

●	our research and development efforts may fail in resulting in the development or commercialization of new technologies or ideas in blockchain or cryptocurrency;

●	our research and development efforts may fail to translate new product plans into commercially feasible products;

●	our new technologies or new products may not be well received by the markets;

●	we may not have adequate funding and resources necessary for continual investments in research and development;

●	even assuming our technologies and products become marketable or profitable, they may become obsolete due to rapid advancements in technology and changes in the mainstream markets; and

●	our newly developed technologies may not be protected as proprietary intellectual property rights.

Our research and development efforts may not yield the expected results, or may prove to be futile due to the lack of market demand. Further, any failure to anticipate the next-generation technology roadmap or changes in the mainstream markets or to timely develop new or enhanced technologies in response could result in loss of our business.

Adverse changes in the regulatory environment in the PRC market could have a material adverse impact on our planned cryptocurrency related business.

Our planned cryptocurrency mining, protection and insurance will be in China. Our cryptocurrency related products business could therefore be significantly affected by, among other things, the regulatory developments in the PRC. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry that we plan to enter and enhance enforcement of existing laws, rules and regulations. For example, Xinjiang, an autonomous region in northwest China, warned local Bitcoin mining enterprises that were operating illegally to close their operations before August 30, 2018 and the People’s Bank of China, or the PBOC, imposed a ban in September 2017 prohibiting financial institutions from engaging in initial coin offering transactions. Some jurisdictions, including the PRC, restrict various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange, the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies, the provision of trading and other services related to cryptocurrencies by financial institutions and payment institutions, and initial coin offerings and other means of capital raising based on cryptocurrencies. In addition, cryptocurrencies may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies.

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether cryptocurrencies will be able to cope with, or benefit from, those changes. In addition, as cryptocurrency mining employs sophisticated and high computing power devices that need to consume large amounts of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we intend to deploy our mining capacities, may also affect the development of our business plan. There has been negative public reaction to surrounding the environmental impact of Bitcoin mining, particularly the large consumption of electricity, and governments of various jurisdictions have responded.

Further, relevant restrictions from existing and future regulations on mining, holding, using, or transferring of cryptocurrencies may adversely affect our future business operations and results of operations. For example, although mining activities have not been explicitly prohibited by the PRC government, any further order of the PRC government to limit cryptocurrency mining may result in a crackdown on the cryptocurrency market and adversely affect our cryptocurrency-related business plans. If any jurisdictions impose limitations on the mining, use, holding or transferring of cryptocurrencies or any cryptocurrency-related activity, our business prospects, operations and financial results may be negatively impacted.

In addition, if cryptocurrencies or the mining of cryptocurrencies are regarded as securities by various governmental authorities, our planned cryptocurrency mining is likely to be deemed as issuance of cryptocurrencies to investors for financing purpose and thus prohibited under the PRC laws. Any such regulations, if implemented, will cause us to incur additional compliance costs and have a material adverse effect on our future business operations.

We may face intense industry competition.

Cryptocurrency mining, security, and insurance is in a highly competitive environment. Our competitors include companies that may have a longer history, larger market share, greater brand recognition, greater financial resources in research or other competitive advantages. We anticipate that competition will increase as cryptocurrencies gain greater acceptance and more players join the market of cryptocurrency mining and mining farm operations.

Strong competition in the market may require us to increase our marketing expenses and sales expenses, if any, or otherwise invest greater resources to gain market shares and expand our mining capacities as needed to adequately compete. Such efforts may negatively impact our profitability. If we are unable to effectively meet our business plans in the competitive landscape, our business, financial conditions and results of operations may be adversely affected.

Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities.

In recent years, the SEC has ruled that the two most valuable cryptocurrencies—Bitcoin and Ethereum—are not securities. We therefore believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

As a result of our investments and our mining activities, including investments in which we do not have a controlling interest, the investment securities we hold could exceed 40% of our total assets, exclusive of cash items and, accordingly, we could determine that we have become an inadvertent investment company. The bitcoins we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrencies we own, acquire or mine are securities. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and bitcoin on hand or liquidating our investment securities or bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

As the Rule 3a-2 exception is available to a company no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct our operations.

Our results of operations may be negatively impacted by sharp Bitcoin and Ethereum price decreases.

The price of Bitcoin and Ethereum may experience significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$13,850.40 per coin as of December 31, 2017, US$3,747.39 per coin as of December 31, 2018, US$7,183.88 per coin as of December 31, 2019, to US$28,972.40 per coin as of December 31, 2020, according to Blockchain.com. Ethereum prices ranged from approximately US$741.27 per coin as of December 31, 2017, US$133.14 per coin as of December 31, 2018, US$129.02 per coin as of December 31, 2019, to US$737.15 per coin as of December 31, 2020, according to Blockchain.com.

We expect our results of operations to continue to be affected by the Bitcoin and Ethereum price as most of the revenue is from bitcoin mining production as of the filing date. Any future significant reductions in the price of Bitcoin and Ethereum will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin and Ethereum price will remain high enough to sustain our operation or that the Bitcoin and Ethereum price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin and Ethereum price can have an immediate impact on the trading price of the ADSs even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the Bitcoin and Ethereum price. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin price volatility. Additionally, the reward for Bitcoin mining will decline over time, which may further contribute to Bitcoin price volatility. Although we will use different line of business to hedge our business in cryptocurrency mining, there is no assurance that we will not be affected by the fluctuations of the prices of the cryptocurrencies.

Our mining operating costs may outpace our mining revenues, which could seriously harm our business or increase our losses.

Our mining operations are costly and our expenses may increase in the future. We intend to use funds on hand from our registered offering to continue to purchase Bitcoin and Ethereum mining machines. This expense increase may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial perform.

We have an evolving business model which is subject to various uncertainties.

As Bitcoin and Ethereum assets may become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

The properties included in our mining network may experience damages, including damages that are not covered by insurance.

Our current mining operation in Sichuan China is, and any future mining site we establish will be, subject to a variety of risks relating to physical condition and operation, including:

●	the presence of construction or repair defects or other structural or building damage;

●	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

●	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

●	claims by employees and others for injuries sustained at our properties.

For example, our mine could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster, the coronavirus, or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient. Additionally, our mine could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a power outage. Our insurance covers the replacement cost of any lost or damaged miners, but does not cover any interruption of our mining activities; our insurance therefore may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mines in our network, such mines may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mines. The potential impact on our business is currently magnified because we are only operating a single mine.

Regulatory changes or actions may alter the nature of an investment in us or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

As our substantial operation is in China, if the PRC government or a government in any other jurisdiction changes its policy or regulations to prevent or limit the development of Bitcoin or cryptocurrencies generally, the price of Bitcoin or cryptocurrencies as well as the future development of our cryptocurrency related business would decrease or fail, and our business operations and financial results could be adversely affected. Therefore, our ability to comply with government policies and regulations, and to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations and our overall results of operations.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.

A number of companies that engage in bitcoin and/or other bitcoin-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide bitcoin and/or derivatives on other bitcoin-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease their usefulness and harm their public perception in the future.

The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in bitcoin and/or other bitcoin-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

The decentralized nature of bitcoin systems may lead to slow or inadequate responses to crises, which may negatively affect our business.

The decentralized nature of the governance of bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many cryptocurrency systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of cryptocurrency systems leads to ineffective decision making that slows development and growth of such cryptocurrencies, the value of our common stock may be adversely affected.

It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, ether, or other cryptocurrencies, participate in blockchains or utilize similar bitcoin assets in one or more countries, the ruling of which would adversely affect us.

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, one or more countries such as China and Russia, which have taken harsh regulatory action, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these bitcoin assets or to exchange for fiat currency. In many nations, particularly in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

There is a lack of liquid markets, and possible manipulation of blockchain/bitcoin-based assets.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers; requiring them to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The laxer a distributed ledger platform is about vetting issuers of bitcoin assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our new strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Our bitcoins may be subject to loss, theft or restriction on access.

There is a risk that some or all of our cryptocurrencies could be lost or stolen in the future. Cryptocurrencies are stored in bitcoin sites commonly referred to as “wallets” by holders of bitcoins which may be accessed to exchange a holder’s bitcoin assets. Access to our bitcoin assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any bitcoin wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any bitcoin wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our bitcoin assets. We may hold all of our cryptocurrencies in cold storage to reduce the risk of malfeasance, but the risk of loss of our bitcoin assets cannot be wholly eliminated.

Hackers or malicious actors may launch attacks to steal, compromise or secure cryptocurrencies, such as by attacking the bitcoin network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of cryptocurrencies. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access our digital wallets may be irreversible and we may be denied access for all time to our bitcoin holdings or the holdings of others held in those compromised wallets. Our loss of access to our private keys or our experience of a data loss relating to our digital wallets could adversely affect our investments and assets.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. We may publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our bitcoin rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Risks due to hacking or adverse software event.

In order to minimize risk, we are in the processes to manage wallets that are associated with our future cryptocurrencies holdings. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our bitcoin due to an adverse software or cybersecurity event. We may utilize several layers of threat reduction techniques, including: (i) the use of hardware wallets to store sensitive private key information; (ii) performance of transactions offline; and (iii) offline generation storage and use of private keys.

Incorrect or fraudulent bitcoin transactions may be irreversible.

Bitcoin transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent bitcoin transactions could adversely affect our investments and assets.

Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies from the transaction. In theory, bitcoin transactions may be reversible with the control or consent of a majority of processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a bitcoin or a theft thereof generally will not be reversible and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our bitcoin rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen bitcoin. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

The future success of our crypto currency mining business will depend in large part upon the value of bitcoin; the value of bitcoin may be subject to pricing risk and has historically been subject to wide swings.

The operating results of our crypto currency mining business will depend in large part upon the value of bitcoin because it’s the primary bitcoin we currently mine. Specifically, our revenues from our bitcoin mining operations are based upon two factors: (1) the number of bitcoin rewards we successfully mine and (2) the value of bitcoin. In addition, our operating results are directly impacted by changes in the value of bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we will be marking bitcoin to fair value each quarter). This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin. Furthermore, our strategy focuses almost entirely on bitcoin (as opposed to other cryptocurrencies). If other cryptocurrencies were to achieve acceptance at the expense of bitcoin or bitcoin cash causing the value of bitcoin or bitcoin cash to decline, or if bitcoin were to switch its proof of work algorithm to another algorithm for which our miners are not specialized, or the value of bitcoin or bitcoin cash were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors.

Bitcoin and other bitcoin market prices, which have historically been volatile and are impacted by a variety of factors, are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for both bitcoin and our ADSs.

Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.

As with any computer code generally, flaws in bitcoin codes may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. Despite our efforts and processes to prevent breaches, our devices, as well as our miners, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

If the award of bitcoin rewards, for us primarily bitcoin for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to our failure to achieve profitability.

As the number of bitcoin rewards awarded for solving a block in a blockchain decreases, our ability to achieve profitability may not meet our expectation. Decreased use and demand for bitcoin rewards may adversely affect our incentive to expend processing power to solve blocks. If the award of bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to increase our mining capacity and may cease our mining operations. The reduction of fixed reward for solving a new block on the bitcoin blockchain may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Competitive conditions within the bitcoin industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the bitcoin industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our ADS.

If we are unable to apply technology effectively in driving value for our clients through blockchain-based solutions or gain internal efficiencies and effective internal controls through the application of blockchain technology and related tools, our operating results, client relationships, growth and compliance programs could be adversely affected.

Our future success in digital assets insurance markets depends, in part, on our ability to anticipate and respond effectively to the threat and opportunity presented by digital disruption and developments in technology. These may include new applications or insurance-related services based on artificial intelligence, machine learning, robotics, blockchain or new approaches to data mining. We may be exposed to competitive risks related to the adoption and application of new technologies by established market participants (for example, through disintermediation) or new entrants such as technology companies, “Insuretech” start-up companies and others. These new entrants are focused on using technology and innovation, including artificial intelligence and blockchain, to simplify and improve the client experience, increase efficiencies, alter business models and effect other potentially disruptive changes in the industries in which we operate. If we fail to develop and implement technology solutions and technical expertise among our employees that anticipate and keep pace with rapid and continuing changes in technology, industry standards, client preferences and internal control standards, our value proposition and operating efficiency could be adversely affected. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis and our ideas may not be accepted in the marketplace. Additionally, the effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors, or if our competitors develop more cost-effective technologies or product offerings, we could experience a material adverse effect on our operating results, client relationships, growth and compliance programs.

In some cases, we depend on key third-party vendors and partners to provide technology and other support for our strategic initiatives. If these third parties fail to perform their obligations or cease to work with us, our ability to execute on our strategic initiatives could be adversely affected.

We may not be able to provide insurance policy for holders of bitcoins or other cryptocurrencies in China due to PRC policies and regulations relating to the bitcoin industry.

According to the Circular on Prevention of Risks from Bitcoin jointly promulgated by People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, or CSRC, and China Insurance Regulatory Commission on December 3, 2013, or the Circular, Bitcoin shall be a kind of virtual commodity in nature, which shall not be in the same legal status with currencies and shall not be circulated as currencies and used in markets as currencies. The Circular also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin.

According to the Announcement on Prevention of Risks from Offering and Financing of Tokens promulgated by seven PRC governmental authorities including the People’s Bank of China on September 4, 2017, or the Announcement, activities of offering and financing of tokens, including initial coin offerings, have been forbidden in the PRC since they may be suspected to be considered as illegal offering of securities or illegal fundraising. All so-called token trading platform should not (i) engage in the exchange between any statutory currency with tokens and “virtual currencies,” (ii) trade or trade the tokens or “virtual currencies” as central counterparties, or (iii) provide pricing, information agency or other services for tokens or “virtual currencies.” The Announcement further provides that financial institutions and payment institutions shall not engage in business in connection with transactions of offering and financing of tokens. Further, insurance industry is also a highly regulated industry in China. There is no assurance that we can successfully launch our business to provide insurance policy for holders of bitcoins or other cryptocurrencies in China.

Even assuming we successfully launch our business to provide insurance policy to cryptocurrency holders, we may not be able prevail our competitors.

Even assuming we can launch our business to provide insurance policy to cryptocurrency holders, we may not be able to prevail our competitors and therefore, our revenue may not achieve our expectations. For example, Coinbase Global, Inc. (“Coinbase”) procures fidelity (also known as crime) insurance to protect the organization from risks such as theft of funds. Specifically, the fidelity insurance coverage program provides coverage for the theft of funds held in hot or cold storage and provides a limit in excess of $200,000,000. Coinbase’s insurance coverage program is provided by a syndicate of industry-leading insurers that are highly rated by AM Best. Our competitors in this industry may have more capital than us, and therefore, they may provide insurance with lower cost and higher premium than us.

Risks Relating to Doing Business in China

We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC.

The laws and regulations regarding value-added telecommunications services, or VATS, licenses in the PRC are relatively new and are still evolving, and their interpretation and enforcement involve significant uncertainties. Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not included in the Catalog are permitted industries. Industries such as VATS, including Internet data warehouse services, or IDC services, restrict foreign investment. Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. Under the Telecommunications Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses.

As of the date of this report, we have obtained a Telecommunications Business License and a Telecommunication Network Number Utilization Resource Certificate for our 10086 hot-line center and are currently applying for an ICP license from the Chinese Ministry of Industry and Information Technology.

There can be no assurance that we will be able to maintain our existing licenses or permits necessary to provide our current IDC services in the PRC, renew any of them when their current term expires, or update existing licenses or obtain additional licenses necessary for our future business expansion. The failure to obtain, retain, renew or update any license or permit generally, and our IDC licenses in particular, could materially and adversely disrupt our business and future expansion plans.

In addition, if future PRC laws or regulations governing the VATS industry require that we obtain additional licenses or permits or update existing licenses in order to continue to provide our IDC services, there can be no assurance that we would be able to obtain such licenses or permits or update existing licenses in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

We may rely principally on dividends and other distributions on equity paid by our wholly foreign-owned entities, or WFOEs, to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our WFOEs, which in turn relies on consulting and other fees paid to us by our variable interest entities, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our WFOEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our WFOEs currently have in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our WFOEs, as wholly foreign-owned enterprise in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprise, such as our WFOEs, is required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. It may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Any limitation on the ability of our WFOEs to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects.

We conduct businesses in the PRC, and therefore our financial conditions and results of operations are subject to influences from PRC’s economic, political and social conditions to a great extent. The PRC economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, control level of corruption, control of capital investment, reinvestment control of foreign exchange, allocation of resources, growth rate and development level. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

For approximately four decades, the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. We cannot predict whether changes in the PRC’s economic, political and social conditions and in its laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations. In addition, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the economy, including the real property industry, which the government believed to be overheating. These actions, as well as other actions and policies of the PRC government, could cause a decrease in the overall level of economic activity in the PRC and, in turn, have an adverse impact on our business and financial condition.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

We conduct a substantial portion of business operations in the PRC, and our PRC subsidiaries and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than that in more developed jurisdictions. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effects. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by the State Administration of Foreign Exchange, or SAFE, in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options will be subject to these regulations if those employees exercise such restricted shares, restricted share units or options. Separately, SAFE Circular 37 also requires certain registration procedures to be completed if those employees exercise restricted shares, restricted share units or options before listing. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation, or the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted share units will be subject to PRC individual income tax. Our WFOEs have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare plans, open and register accounts for social insurance accounts and housing funds, and contribute in their own names to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where companies operate our businesses. The requirements of employee benefit contribution plans have not been implemented consistently by the local governments in China given the different levels of economic development in different geographical areas.

As of the date of this report, certain of our PRC subsidiaries failed to open and register the accounts for social insurance and housing funds, and entrust third-party agencies to pay social insurance and housing provident fund for some of our employees. We may be required to make up the contributions for these welfare plans as well as late fees and fines. If we are subject to investigations or penalties related to non-compliance with labor laws, our business, financial condition and results of operations could be adversely affected.

The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

It may be difficult to effect service of process upon us, our directors or our executive officers that reside in China or to enforce any judgments obtained from non-PRC courts or bring actions against them or us in China.

Certain of our directors and most of our executive officers reside in China. In addition, most of our assets and those of our directors and executive officers are located in China. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions.

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters, or the 2006 Arrangement. Under such arrangement, where any designated People’s Court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil and commercial case pursuant to a choice of court agreement, any party concerned may apply to the relevant People’s Court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme Court of the People’s Republic of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement, for the reciprocal recognition and enforcement of judgments in civil and commercial matters between the courts in mainland China and those in the Hong Kong Special Administrative Region, stipulates the scope and particulars of judgments, the procedures and ways of the application for recognition or enforcement, the review of the jurisdiction of the court that issued the original judgment, the circumstances where the recognition and enforcement of a judgment shall be refused, and the approaches towards remedies, among others. After a judicial interpretation has been promulgated by the Supreme People’s Court and the relevant procedures have been completed by the Hong Kong Special Administrative Region, both sides shall announce a date on which the 2019 Arrangement shall come into effect. The 2019 Arrangement shall apply to any judgment made on or after its effective date by the courts of both sides. The 2006 Arrangement shall be terminated on the same day when the 2019 Arrangement comes into effect. If a “written choice of court agreement” has been signed by parties according to the 2006 Arrangement prior to the effective date of the 2019 Arrangement, the 2006 Arrangement shall still apply. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. Therefore, there are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC. Accordingly, without the consent of the competent PRC securities regulators or other relevant authorities, no entity or individual may provide any documents and materials relating to securities business activities to foreign entities or government agencies.

The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, and an act signed into law all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

Enactment of the Holding Foreign Companies Accountable Act or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ordinary shares could be adversely affected. In addition, enactment of the Holding Foreign Companies Accountable Act will result in prohibitions on the trading of the ordinary shares on NYSE or other U.S. exchange if our auditor fails to be inspected by the PCAOB for three consecutive years.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products, services and expansions by us or our competitors;

●	announcements of changes to regulations;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	Potential litigation or regulatory investigations.

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

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We are currently, and may in the future be, the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

We are defendants in securities class actions litigation which could result in substantial costs and liabilities.

The market for our ADSs may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. On March 30, 2021, a securities class action lawsuit was filed against the Company, its Chief Executive Officer, and the President of the Company’s operating subsidiary. The class action is on behalf of persons that purchased or acquired our ADSs between July 22, 2020 and February 25, 2021, a period of volatility in our stock. The complaint is based solely upon a research article issued on February 26, 2021, which contained false claims and was responded to by the Company in a press release dated March 1, 2021. Nevertheless, this securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 30, 2021, we had 1,769,744,565 Class A ordinary shares outstanding. Among these shares, 1,629,935,120 Class A ordinary shares are in the form of ADSs.  All our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Our fifth amended and restated memorandum and articles of association contains provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

As a holder of our ADSs, you will only be able to direct the exercise of the voting rights attaching to the Class A ordinary shares which are represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will endeavor, insofar as practical and lawful to vote the Class A ordinary shares which are represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the shares represented by your ADSs unless you withdraw the shares from the depositary. Under our fifth amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 15 calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares represented by your ADSs to allow you to vote with respect to any specific resolution or matter to be considered and voted upon at such general meeting. If we give notice to our shareholders of any general meeting, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. Also, as a party to the deposit agreement, you waive your right to trial by jury in any legal proceedings arising out of the deposit agreement or the ADSs against us and/or the depositary. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

Under the deposit agreement for the ADSs, if you do not give proper or timely voting instructions to the depositary, the depositary will give us a discretionary proxy to vote the Class A ordinary shares represented by your ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of meeting and related voting materials;

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

●	we have informed the depositary that a matter to be voted on at the meeting would have a material adverse impact on shareholders.

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

We were formed in Delaware on July 12, 2004 as China Risk Finance LLC. We began our credit analytics service provider business in 2001. We developed our proprietary, advanced technology over the past 18 years, during which our founders and management team advised many of China’s largest banks in analyzing consumer credit to issue over one hundred million credit cards to consumers. On April 28, 2017, our ADSs commenced trading on the NYSE under the symbol “XRF.” In May 2017, we completed our IPO in which we sold a total of 11,500,000 of our ADSs, each representing ten Class A Ordinary Shares and listing of our ADSs on the NYSE. In the third quarter 2018, due to regulatory changes that made it cost-prohibitive, and in some ways very risky from the regulatory compliance perspective, to own and operate our legacy marketplace lending platform, we decided to cease the customer acquisition and loan facilitation at our legacy marketplace lending platform and started to transition our business to other industries.

On May 5, 2020, we entered into a set of agreements with YBT, the shareholders of YBT (the “YBT Shareholders”), eight individual investors introduced by YBT (collectively with the YBT Shareholders, the “Investors”) and True North Financial, LLC to acquire YBT, which controls its variable interest entity SOS Information. The transaction was consummated on May 15, 2020. As a result, we now own 100% of YBT, which controls its variable interest entity, SOS Information. The shares issued to the Investors were relied on exemption from registration in accordance with Regulation S and/or Rule 4(a)(2) under the Securities Act of 1933, as amended. Accordingly, we started our newly acquired data mining and targeted marketing services business through SOS Information.

On August 3, 2020, we entered into a certain share purchase agreement (the “Disposition SPA”) with Hantu (Hangzhou) Asset Management Co., Ltd. (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase CRF China Holding Co. Limited, a Hong Kong limited company, China Capital Financial LLC, a Delaware limited liability company, CRF China Limited, a British Virgin Islands company, CRF Technology LLC, a California limited liability company, and HML China LLC, a Delaware limited liability company (collectively, the “XRF Subsidiaries”) in exchange for cash consideration of $3.5 million. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of the XRF Subsidiaries and as a result, assume all assets and liabilities of all the subsidiaries and variable interest entities owned or controlled by the XRF Subsidiaries. The Disposition closed on August 6, 2020. As a result of the Disposition, we ceased our legacy peer-to-peer lending business and have since focused on becoming a leading high-technology services business with services including marketing data, technology and solutions for insurance companies and emergency rescue services in China. We also changed our trading symbol to “SOS.”

B.	Business Overview

We provide a wide range of data mining and analysis services to our corporate and individual members, including providing marketing data, technology and solutions for insurance companies, emergency rescue services, and insurance product and health care information portal in China. Our mission is to make it easier, safer and more efficient for our clients to obtain and process the data of their target customers.

We primarily address the large unmet demand for marketing-related data for clients such as insurance companies, financial institutions, medical institutions, healthcare providers and other service providers in the emergency rescue services industry by creating a SOS cloud emergency rescue service software as a service (SaaS) platform.

Furthermore, we have also established a data warehouse with 120 million active customer records as of the date of this report. Our data collection covers a wide variety of sources and are mainly from offline third party purchases, online subscription, AI recognition and cold calls, which account for approximately 75%, 18% and 7% of our data inventory, respectively.

Recently, we have launched our crypto mining business, and aim to start infrastructure services in blockchain security for our big data insurance marketing as well as provide insurance and banking services for digital assets and cryptocurrencies.

Our Products and Services

In our marketing data business, we currently focused on four product offerings, including insurance marketing, 10086 hot-line, bank card call center and SaaS services. As of December 31, 2020, insurance marketing represented 97.9% of our total revenue, with 10086 hot-line, bankcard call center and SaaS individually accounting for 1.8%, 0.2% and 0.10% of our total revenue, respectively.

We recently established a subsidiary named “Qingdao SOS Digital Technologies Inc.,” focusing on the research and business of cryptocurrency mining, blockchain-based insurance and blockchain-based security management. Dr. Eric H. Yan serves as the president of this newly formed subsidiary.

Marketing Data Business

Insurance marketing

We purchase data from our suppliers, including Shandong Subao IT Ltd., Jiangxi Chacha IT Ltd. and Liaoning Tianzheng Ltd. With a stable supply of data, we use data mining and analytics technologies to find patterns and valuable data within the large amounts of data we collect. We then provide specific data point recommendations to our clients.

Our strong data mining capabilities lay a solid foundation for the solutions to our clients, which we believe differentiate us from many other competitors in the same market. We have an experienced team of data experts in this field and we have a well-established data infrastructure system, ranging from mining, to processing and distribution. SOS warehouses its data through a subscription to Tencent’s iCloud service.

Our main competitors include Jiutian Speed Rescue Technology Co., Ltd., which provides rescue services through operators and sells membership cards, and Beijing Yuanbao Technology Co., Ltd. and Beijing Yuanshanbao Technology Co., Ltd., which provide insurance marketing services.

We currently only possess an insurance agent license for operations within Inner Mongolia, China. As such, as of the date of this report, our revenues are mainly generated through various insurance agents. We primarily work with two agents, Beijing Sense Time Information Technology Co., Ltd. (“BSIT”), which generates the majority of our insurance marketing revenues, as well as Beijing Ruijing Hengbao Insurance Agency Ltd.

Insurance companies such as People’s Insurance Company (Group) of China, Ltd. (“PICC”), or Ping An Insurance (Group) Company of China, Ltd. (“Ping An”) will request shortlists from these insurance agents. The insurance agents will then subcontract the task to various vendors such as SOS Information, and SOS Information will collect raw data from third parties or from its own data warehouse and utilize its data mining and analytics technologies to process the data, creating a shortlist and selling it to the agents. The agents will then provide the list to insurance companies. We charge information service fee from these insurance agents based on the amount of insurance policy orders placed by insurance companies through these agents. Our service model is represented by the following diagram:

10086 Hot-line

SOS Information is contracted with China Mobile Limited as its outsourced service center and operates the 10086 hot-line for the Hebei Province, charging China Mobile by customer call-in time.

Bank Card Call Center

SOS Information operates a promotional center for Guangdong Bank of Development and charges by the number of successfully registered accounts.

SaaS service

The three major SaaS offerings by SOS Information are as follows:

●	basic cloud system (Medical Rescue Card, Auto Rescue Card, Financial Rescue Card and Life Rescue Card)

●	cooperative cloud system (information rescue center, intelligent big data, intelligent software and hardware)

●	information cloud system (Information Today and E-commerce Today)

SOS Information provides warehouse access to insurance companies, financial institution and medical institutions etc., and generates revenues through a monthly subscription fee.

Blockchain-based Business System

We plan to apply blockchain technologies as an infrastructure to restructure and reshape the traditional centralized business and technology framework of our marketing data servicing business. We believe that the application of blockchain technologies to our traditional business model will enhance its reliability, efficiency and sustainability. Potential blockchain applications to our traditional businesses include insurance of supply chain management based on consortium blockchain; blockchain-based identity management; insurance policy based on consensus; blockchain-based insurance claim settlement system; decentralized insurance policy data management system; decentralized global emergency rescue network; marketing and sales based on blockchain incentives, etc.

Cryptocurrency Mining, Blockchain-based Insurance and Security Management Business

Cryptocurrency Mining Business

We are currently focusing on the mining of the key mainstream cryptocurrencies such as Bitcoin. We have entered into a purchase agreement to procure bitcoin mining rigs from HY International Group New York Inc. As of the date of the report, we have received the 3 batches of deliveries composing of a pool of 15,646 pieces of mining rigs. The pool of mining rigs is generating approximately Bitcoin hash power 527P and Ethereum hash power 1056G, and we expect to create roughly 3.5 Bitcoin and 63 Ethereum every day. On April 20, 2021, we have entered into an agreement to purchase 575 cryptocurrency ETH mining rigs, which expected to generate Ethereum hash power 400G. The mining rigs are expected to be delivered on or about April 30, 2021. If these machines operate as expected, the annual return on investment is projected to be significant based on the current cryptocurrency price momentum.

In addition to our purchase of mining rigs, we are also actively seeking steady and inexpensive power supplies for operating mining farms. On February 3, 2021, we have entered into a framework agreement with Leibodong Hydropower Station (“Leibodong”) in Hejiang, Luzhou, Sichuan Province, where hydropower resources are much richer and electricity prices much lower than the rest of China. Pursuant to the framework agreement, Leibodong will supply electricity to a cloud cryptocurrency mining center to be built by us for a price between RMB0.22 to RMB0.38 for each kW/h. The parties are expected to enter into a definitive agreement with respect to the price and other terms and conditions contemplated by the framework agreement.

We anticipate to generate revenues from selling cryptocurrencies generated from those cryptocurrency-mining pools and also renting out hash power to third parties. The value of cryptocurrencies is determined based on the market prices of the related cryptocurrencies at the time of receipt. The rental fees of hash power are also determined proportionally based on the market prices of the related cryptocurrencies.

Crypto Assets Insurance

Currently, we are building a fully decentralized wallet and exchange system for digital assets and cryptocurrencies, based on the blockchain-based decentralized management framework for identification, backstage, and private keys, to counteract against the significant numbers of private keys being stolen or lost every year. We expect that our decentralized wallet and exchange system will be completed in the middle of 2021. Once the decentralized wallet and exchange system begin operations, we will launch a line of business including insurance services for digital assets and cryptocurrencies.

Competition

During and prior to the year of 2020 our major business was insurance-driven marketing, this market is featured as a monopolistic competition with low barrier to entry and a large of amount of small or regional players to compete to earn low gross margin, and so thinning profit. Major regional players include SSA Jino Co., Ltd.(福建吉诺车辆服务股份有限公司（SAA吉诺股份)), Luhua Rescue Service Co., Ltd. (路华救援有限公司), Guangdong Tian Yuanting Rescue Service Technology Co., Ltd. (广东天廷救援技术服务有限公司), God Strategy Network Technology Co., Ltd. (神策网络科技（北京）有限公司) and Jiangsu Junhuan Ring Co., Ltd.(江苏骏环昇旺科技产业股份有限公司). We are a national service provider covering Hebei Province, Henan Province, Zhejiang Province, Shangdong Province etc.

We have begun penetrating into the cryptocurrency mining industry towards the end of 2020. In the cryptocurrency mining business, companies, groups and individuals generate units of bitcoin through mining pools. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers.

Sources of information in public domain include “bitcoin.org” and “blockchain.info.” We believe that our competitors include public companies engaging in the cryptocurrency mining business that are listed either on the U.S. or international stock exchanges, such as Bit-digital.com, The9.com, Overstock.com Inc, Bitcoin Investment Trust, Blockchain Industries, Inc, (formerly Omni Global Technologies, Inc.), Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd), DMG Blockchain Solutions Inc, Hive Blockchain Technologies Inc, Hut 8 Mining Corp, HashChain Technology, Inc, MGT Capital Investments, Inc, DPW Holdings, Inc, Layer1 Technologies, LLC, Northern Data AG, Riot Blockchain, Inc, Marathon Digital Holdings.  The cryptocurrency mining industry is a highly competitive and rapidly changing industry and new competitors could enter the market and affect our competitiveness in the future. For more information regarding those risk factors known to us, see the section entitled “Risk Factors” herein.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.

The Company has 99 registered software copyrights, 2 granted utility model patents and 1 domain name. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

Corporate Information

Our principal executive office is located at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province, People’s Republic of China 266400. Our telephone number is +86-532-86617117. We maintain a website at http://www.sosyun.com/ that contains information about our Company, and we make available free of charge through our website our annual report on Form 20-F, current reports on Form 6-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Recent Developments

Registered Direct Offering in December 2020

On December 22, 2020, the Company entered into certain securities purchase agreement (the “December SPA”) with the purchasers party thereto pursuant to which the Company agreed to sell 2,600,000 of its ADSs and warrants (“December Warrants”) to purchase 2,600,000 ADSs (the “December Offering”), for gross proceeds of approximately $4 million. The December Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.55. The purchase price for each ADS and the corresponding December Warrant is $1.55. Each December Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The December Warrants contain a mandatory exercise right for the Company to force exercise of the December Warrants if the Company’s ADSs trade at or above $4.65 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the December Warrants), the December Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the December Warrants) of such portion of such December Warrant to be redeemed. The December Offering closed on December 24, 2020.

Registered Direct Offering in January 2021

On January 7, 2021, the Company entered into certain securities purchase agreement (the “January SPA”) with the purchasers party thereto pursuant to which the Company agreed to sell 13,525,000 of its ADSs and warrants (“January Warrants”) to purchase 13,525,000 ADSs (the “January Offering”), for gross proceeds of approximately $25 million. The January Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.85. The purchase price for each ADS and the corresponding January Warrant is $1.85. Each January Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The January Warrants contain a mandatory exercise right for the Company to force exercise of the January Warrants if the Company’s ADSs trade at or above $5.55 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the January Warrants), the January Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the January Warrants) of such portion of such January Warrant to be redeemed. The January Offering closed on January 12, 2021.

January 2021 Warrant Solicitation

On January 15, 2021, the Company entered into a letter agreement (the “January Letter Agreement”) with certain holders of Company’s warrants, pursuant to which the holders of Company’s warrants exercised all of the unexercised December Warrants and January Warrants (collectively, the “Existing Warrants”) to purchase up 14,925,000 of the Company’s ADSs. Pursuant to the January Letter Agreement, each holder received new warrants (the “January Inducement Warrants”) to purchase up to 23,880,000 ADSs in exchange for their exercise of all of the unexercised Existing Warrants with cash. The gross proceeds to the Company from the exercise of the unexercised Existing Warrants were approximately $27.1 million, prior to deducting placement agent fees and estimated offering expenses.

The January Inducement Warrants have substantially the same terms as the Existing Warrants, except for having (i) provisions customary for an unregistered warrant, including a restrictive legend, (ii) registration rights whereby the Company agreed to register the ADSs underlying the January Inducement Warrants within fifteen (15) days of closing, (iii) being exercisable immediately upon issuance, (iv) having a term of five (5) years from the date of issuance, and (v) having an exercise price of $2.00 per ADS.

February 2021 Warrant Solicitations

On February 9, 2021, the Company entered into a letter agreement (the “February Letter Agreement”) with certain holders of the Company’s warrants, pursuant to which the holders of the Company’s warrants exercised all of the January Inducement Warrants to purchase up to 23,880,000 of the Company’s ADSs. Pursuant to the February Letter Agreement, each holder received new warrants (the “February Inducement Warrants”) to purchase up to 23,880,000 ADSs in exchange for their exercise of all of the January Inducement Warrants with cash. The gross proceeds to the Company from the exercise of the January Inducement Warrants were approximately $48 million, prior to deducting placement agent fees and estimated offering expenses.

The February Inducement Warrants have substantially the same terms as the January Inducement Warrants, except for having (i) registration rights whereby the Company agreed to register the ADSs underlying the February Inducement Warrants within twenty-one (21) days of closing, and (ii) an exercise price of $4.05 per ADS.

On February 24, 2021, the Company entered into a letter agreement (the “Second February Letter Agreement”) with certain holders of the Company’s warrants, pursuant to which the holders of the Company’s warrants exercised all of the February Inducement Warrants to purchase up to 23,880,000 of the Company’s ADSs. Pursuant to the Second February Letter Agreement, each holder received new warrants (the “Second February Inducement Warrants”) to purchase up to 23,880,000 ADSs in exchange for their exercise of all of the February Inducement Warrants with cash. The gross proceeds to the Company from the exercise of the February Inducement Warrants were approximately $96.7 million, prior to deducting placement agent fees and estimated offering expenses.

The Second February Inducement Warrants have substantially the same terms as the February Inducement Warrants, except for having (i) registration rights whereby the Company agrees to register the ADSs underlying the Second February Inducement Warrants within eight (8) days of closing, and (ii) an exercise price $7.00 per ADS.

Registered Direct Offerings in February 2021

On February 11, 2021, the Company entered into certain securities purchase agreement (the “February SPA”) with the purchasers party thereto pursuant to which the Company agreed to sell 22,000,000 of its ADSs and warrants (“February Warrants”) to purchase 16,500,000 ADSs (the “February Offering”), for gross proceeds of approximately $110 million. The February Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $5.00. The purchase price for each ADS and the corresponding February Warrant is $5.00. Each February Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The February Warrants contain a mandatory exercise right for the Company to force exercise of the February Warrants if the Company’s ADSs trade at or above $15.00 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the February Warrants), the February Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the February Warrants) of such portion of such February Warrant to be redeemed. The February Offering closed on February 17, 2021.

On February 18, 2021, the Company entered into certain securities purchase agreement (the “Second February SPA”) with the purchasers party thereto pursuant to which the Company agreed to sell 8,600,000 of its ADSs and warrants (“Second February Warrants”) to purchase 4,300,000 ADSs (the “Second February Offering”), for gross proceeds of approximately $86 million. The Second February Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $10.00. The purchase price for each ADS and the corresponding Second February Warrant is $10.00. Each Second February Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The Second February Warrants contain a mandatory exercise right for the Company to force exercise of the Second February Warrants if the Company’s ADSs trade at or above $30.00 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the Second February Warrants), the Second February Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Second February Warrants) of such portion of such Second February Warrant to be redeemed. The Second February Offering closed on February 22, 2021.

Registered Direct Offering in March 2021

On March 29, 2021, the Company entered into certain securities purchase agreement (the “March SPA”) with the purchasers party thereto pursuant to which the Company agreed to sell 25,000,000 of its ADSs and warrants (“March Warrants”) to purchase 25,000,000 ADSs (the “March Offering”), for gross proceeds of approximately $125 million. The March Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $5.00. The purchase price for each ADS and the corresponding March Warrant is $5.00. Each March Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The March Warrants contain a mandatory exercise right for the Company to force exercise of the March Warrants if the Company’s ADSs trade at or above $15.00 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the March Warrants Warrants), the March Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the March Warrants) of such portion of such March Warrant to be redeemed. The March Offering closed on April 1, 2021.

C.	Regulation

Chinese Regulations and Policies Relating to Insurance

Insurance and insurance related business is heavily regulated.  The regulatory body is called China Banking and Insurance Regulatory Commission (CBIRC). It issued the “Notice on Issues Concerning the Adjustment of Long-term Medical Insurance Product Rates”, formally introducing a long-term medical insurance product rate adjustment mechanism to help insurance companies reduce the risk of medical expenses inflation, increase willingness to supply long-term medical insurance, and better solve consumption And meet their long-term health protection needs. In 2020, the regulatory authorities will strengthen the standardized management of the insurance agent team and promote the implementation of the independent insurance agent system. In August, CBIRC drafted the “Notice on Matters Concerning the Development of Independent Individual Insurance Agents by Insurance Companies (Draft for Solicitation of Comments)”. In November, CBIRC formally issued the “Regulations on the Supervision of Insurance Agents.” In December, CBIRC issued the “Notice on Matters Concerning the Development of Independent Individual Insurance Agents.” In September 2020, CBIRC issued the “Notice on Regulating the Health Management Services of Insurance Companies” to establish a regulatory framework for insurance companies’ health management services, standardize service behaviors, promote the integrated development of health management services and health insurance businesses, and expand the connotation of health insurance services. Improve health insurance risk management and professional service capabilities.

U.S. Regulations and Policies Relating to Blockchain and Cryptocurrencies

Blockchain and cryptocurrencies are increasingly becoming subject to governmental regulation, both in the U.S. and internationally. State and local regulations also may apply to our activities and other activities in which we may participate in the future. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business. For instance, the Cyber-Digital Task Force of the U.S. Department of Justice (the “DOJ”) published a report entitled “Cryptocurrency: An Enforcement Framework” in October 2020. This report provides a comprehensive overview of the possible threats and enforcement challenges the DOJ views as associated with the use and prevalence of cryptocurrency, as well as the regulatory and investigatory means the DOJ has at its disposal to deal with these possible threats and challenges. Further, in early March 2021, the SEC chairperson nominee expressed an intent to focus on investor protection issues raised by bitcoin and other cryptocurrencies.

Presently, we do not believe any U.S. or State regulatory body has taken any action or position adverse to our main cryptocurrency, bitcoin, with respect to its production, sale, and use as a medium of exchange; however, future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability.

Further, following the appreciation of the market price of bitcoin in the second half of 2020, we have observed increasing media attention directed at the environmental concerns associated with cryptocurrency mining, particularly its energy-intensive nature. We do not believe any U.S.-based regulators have taken a position adverse to bitcoin mining thus far.

As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities. For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, see the Section entitled “Risk Factors” herein.

Chinese Regulations on Cryptocurrency in General

According to the Circular of the People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission on Guarding against Bitcoin Risks issued on December 3, 2013, or the 2013 Circular, Bitcoin should be regarded as a specific virtual commodity, and it does not possess the status that a legal currency has, and cannot and should not be circulated in market as a currency. The 2013 Circular also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin.

Another notable law on recognition of virtual property is the PRC Civil Code, which became effective on January 1, 2021. Article 127 of PRC Civil Code provides that: “Where laws contain provisions in respect of the protection of data and network virtual property, such provisions shall apply.” We believe that this provision together with the 2013 Circular recognizes the lawful possession by PRC citizens and organizations of Bitcoin as a kind of virtual property.

According to the Announcement of the People’s Bank of China, the Office of the Central Cyberspace Security and Informatization Leading Group, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission and the China Insurance Regulatory Commission on Preventing Token Fundraising Risks issued on September 4, 2017, or the 2017 Announcement, activities of offering and financing of tokens, including initial coin offerings, or ICOs, should be forbidden in the PRC since they are essentially illegal public financing activities, which are suspected to involve financial crimes such as illegal distribution of financial tokens, illegal issuance of securities, illegal fundraising, financial fraud or pyramid sales. All so-called token trading platforms should not (i) engage in any exchange between any fiat currency with tokens or “virtual currencies”, (ii) trade tokens or “virtual currencies” or trade them as central counterparties, or (iii) provide pricing, information agency or other services for tokens or “virtual currencies”. The 2017 Announcement further orders that financial institutions and non-banking payment institutions should not do any business related to token trading.

According to the Risk Warning on Preventing Illegal Fundraising in the Name of “Virtual Currency” or “Blockchain” jointly promulgated by the Banking and Insurance Regulatory Commission, the Office of the Central Cyberspace Affairs Commission, the Ministry of Public Security, the People’s Bank of China and the State Administration for Market Regulation on August 24, 2018, or the 2018 Warning, raising funds through the issuance of so-called “virtual currency”, “virtual asset” or “digital asset” under the flag of “financial innovation” or “blockchain” is not based on real blockchain technology, but rather the practice of using speculative blockchain concepts for illegal fundraising, pyramid schemes, or fraud. The 2018 Warning reiterates the position of the Chinese government on ICOs.

Despite the Chinese government’s resentment of non-government backed cryptocurrencies in general, China has been testing digital Renminbi through pilot programs. On October 23, 2020, the People’s Bank of China published the revised Law of the People’s Republic of China on the People’s Bank of China (draft), or the draft PBOC Law, to solicit comment from the public. Article 19 of the draft PBOC Law provides that Renminbi may take a physical form or a digital form. This draft PBOC Law, if enacted, will pave the way for the formal launch of digital Renminbi. However, Article 22 of the draft PBOC Law reiterates that no entity or individual should produce or offer coupon tokens or digital tokens to replace Renminbi for circulation in market. This has been the consistent position of the Chinese government since 2013.

Chinese Regulations on Cryptocurrency Mining

Cryptocurrency mining is not prohibited by Chinese laws, but is subject to an unclear and evolving regulatory and policy framework in China. On January 2, 2018, China’s Leading Special Task Team for Remediation of Internet Financial Risks mandates that local governments should take measures of electricity prices, taxes, or land use, to guide the orderly exit of entities from cryptocurrency mining operations and that local governments must submit reports on cryptocurrency mining operations in their respective jurisdictions to the task team on a regular basis. Since then, local regulations on cryptocurrency mining have been tightened, at least in some Chinese provinces, such as Xinjiang and Inner Mongolia.

At the beginning of 2021, which is the first year of the “14th Five-Year Plan” of China, the National Development and Reform Commission of China publicly emphasized the need to improve the dual control system for energy consumption, to solidly promote working towards carbon peaking and carbon neutrality, and to accelerate the elimination of outdated and inefficient excess production capacity. On March 9, 2021, the Inner Mongolia Development and Reform Commission and two other local governmental agencies jointly published the Certain Safeguard Measures to Ensure Completion of the “14th Five-Year Plan” Goals on Dual Control of Energy Consumption, or the Safeguard Measures. The Safeguard Measures order that, cryptocurrency mining projects in Inner Mongolia should be completely cleaned up and shut down by the end of April 2021. So far, no similar orders have been published by the government of Sichuan Province, in which province the three mining farms of the Company reside.

The Guidance Catalogue of Industry Structural Adjustment (2019 Edition), or the 2019 Guidance Catalogue, promulgated by the National Development and Reform Commission, became effective on January 1, 2020. The 2019 Guidance Catalogue contains a catch-all clause which provides that, if any process, technology, products or equipment is not in compliance with (a) the Law of the People’s Republic of China on Prevention and Control of Atmospheric Pollution, the Law of the People’s Republic of China on Prevention and Control of Water Pollution, the Law of the People’s Republic of China on Prevention and Control of Environmental Pollution Caused by Solid Wastes, the Energy Conservation Law of the People’s Republic of China, the Work Safety Law of the People’s Republic of China, the Product Quality Law of the People’s Republic of China, the Land Administration Law of the People’s Republic of China, the Law of the People’s Republic of China on Prevention & Control of Occupational Diseases or other laws and regulations, (b) national mandatory standards for safety, environmental protection, energy consumption and quality, or (c) the requirements of international environmental conventions or other requirements, they should be restricted or eliminated. We cannot exclude the possibility that the National Development and Reform Commission of China restricts or even prohibits mining operations in China on the basis that mining operations fall under the above-mentioned catch-all clause. The National Development and Reform Commission of China may even update the “Guidance Catalogue for Industry Structural Adjustment” to explicitly restrict or prohibit mining operations in China.

Regulations on Registration of Blockchain Information Service Providers

Entities or nodes providing information services based on blockchain technologies or systems in China are required to be registered with the Cyberspace Administration of China. According to the Administrative Regulations on Blockchain Information Services issued by the Cyberspace Administration of China and effective on February 15, 2019, or the Blockchain Regulation, blockchain information services shall refer to information services provided to the public through internet sites, applications, etc. based on blockchain technologies or systems. The Blockchain Regulations also provide that, a provider of blockchain information services shall fill in its name, service category, service form, application domain, server address and other information through the management system of blockchain information services established by the Cyberspace Administration of China. We do not believe we should make such filing with the Cyberspace Administration of China based on our current business operations. However, uncertainties exist regarding the interpretation and implementation of the Blockchain Regulation, and future Chinese laws and regulations may require us to register or file with Chinese cyberspace authorities.

D.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this report, including our subsidiaries:

E.	Property, Plant and Equipment

Our headquarters are located in Qingdao, China. We have leased an aggregate of approximately 86,111 square meters of office space throughout China as of December 31, 2020. Our Qingdao headquarters has office spaces of 64,583 square meters. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Revenue

Revenues for the fiscal years ended December 31, 2018, 2019 and 2020 were $25 million, $12 million and $50 million, respectively. The decreased from $25 million in 2018 to $12 million in 2019 was mainly due to the Company’s change of its business operation district from Guizhou to Shandong. The increase in revenue from $12 million in 2019 to $50 million in 2020 was mainly due to expansion in the new operation district.

The revenue mainly consists of the insurance business which accounts for more than 97% of the revenue contribution for each year. In year 2020, the Company expanded its business into more areas, including the 10086 Hotline, Bank Card Call Center and SaaS services.

Cost of revenues

Cost of revenues decreased from $25 million in 2018 to $9 million in 2019, representing a decrease of $16 million, or 62%. Cost of revenues increased from $9 million in 2019 to $37 million in 2020, representing an increase of $28 million. The main reason for the increase in cost of revenues is the increase in business scale of the Company.

Operating expenses

	FY 2020		FY 2019		FY 2018
General and administrative	2,401	83%	365	100%	477	100%
Share-based compensation	506	17%	-	-	-	-
	2,907		365		477

Operating expenses decreased from $0.5 million in 2018 to $0.4 million in 2019, representing a decrease of $0.1 million or 23%. Operating expenses increased from $0.4 million in 2019 to $2.9 million in 2020, representing an increase of $2.5 million. In the fiscal year ended 2020, G&A expenses accounted for 83% of operating expenses, while share-based compensation accounted for 17% of operating expenses.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, working capital from our shareholders, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financing.

Private Placements

In July, August and November of 2020, the Company raised gross proceeds of approximately $9.9 million, $11.5 million, and $14.7 million, respectively, through private placements with certain non-U.S. investors.

Registered Direct Offering

On December 22, 2020, the Company entered into certain securities purchase agreement (the “December SPA”) with the Purchasers pursuant to which the Company sold 2,600,000 of its ADSs and warrants (“December Warrants”) to purchase 2,600,000 ADSs (the “December Offering”), for gross proceeds of approximately $4 million. The December Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.55. The purchase price for each ADS and the corresponding December Warrant is $1.55. The December Offering closed on December 24, 2020.

Cash Flows and Working Capital

	Year ended	Year ended	Year ended
	December 31,	December 31	December 31,
	2020	2019	2018
Net cash (used in) generated from operating activities	(43,552)	44	(45)
Net cash (used in) generated from investing activities	2,999	-	2
Net cash generated from (used in) financing activities	43,551	-	-
Effect of exchange rates on cash	683	(16)	2

Net cash from operating activities increased for approximately $0.09 million from $(0.045) million in 2018 to $0.044 million in 2019, the operating cash flow then decreased for approximately $44 million in 2020 from $0.044 million in 2019 to $(43.552) million in 2020. Net cash from investing activities increased by $3 million in year 2020. Net cash from financing activities increased by $44 million in year 2020.

C.	Research & Development

Insurance promotion industry research and development

SOS is committed to the development of insurance product promotion projects, including:

●	SOS Cloud Alliance System: Integration of resources across industries to jointly promote the transformation, upgrade, development and integration of the insurance market to create an open platform, mainly for the accurate promotion of insurance products.

●	Yuge CRS agent distribution system: for insurance agents, brokers tailor-made development of a set of high-tech intelligent system for insurance business tracking and promotion of orders, through which the system can be managed, viewed, modified, quantified, inquired and other management operations, so that the process is standardized, improving work efficiency.

●	AI Smart and Artificial Electronic Marketing System: Developed automatic external voice robot for screening effective customer resources and manual tracking through manual electronic marketing system to improve the efficiency of ordering.

●	SOS Big Data Platform: Big Data Integration, Ledger Management Platform, can organize, match, process customer resources, high-performance data sharing services and provide compliance basis for relevant departments.

The foregoing R&D is being conducted through the cooperation of more than 60 high-tech talents and a number of project leaders. The R&D project is mainly being developed through, Java, .Net, PHP, Android and IOS, and continuous system upgrades, and functional expansions

.

Cryptocurrency mining industry research and development

●	Secure wallet

○	Private key local secure save, support for a variety of wallet types, nation code backups for anti-loss, multi-signature anti-theft system, ease of import and export for wallet.

○	Add digital assets with one click, track trading trends in real time, and view asset balance changes.

○	Follow the world's major exchange prices and price alerts, seize investment opportunities with built-in trading exchange services.

○	Integrate third-party DAP interactions with push industry information, technology advances, and multi-dimensional data information to discover investment opportunities.

●	Private mine pool

○	Support for multi-currency mining (tentative support for ETH, BTC)

○	Intuitive revenue calculator, to fill in one’s own mining machine's calculation power, so that each time one opens the wallet, he or she may intuitively see which currency is currently being mined with a higher yield, to help create mining strategies.

○	Information-rich monitoring interface computing power, estimated daily revenue, temperature, power consumption, electricity charges, fans, graphics card serial number, graphics card name, PCI socket, etc.

The foregoing R&D is being conducted through the cooperation of more than 39 high-tech talent and a number of system analysis management personnel. The R&D project is mainly being developed through C++, Python, Go, Java, .Net, PHP, Android, and IOS, with constant system upgrades and feature expansions.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off Balance Sheet Arrangements

None.

F.	Contractual Obligations

The Company has entered into two agreements for leasehold improvements on the office premises. As of December 31, 2020, the Company’s commitment under these agreements amounted to $7million. There is no commitment as of December 31, 2019 and 2018.

G.	Safe Harbor

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include timing of the proposed transaction; the business plans, objectives, expectations and intentions of the parties once the transaction is complete, and SOS’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Additional information concerning these and other factors that may impact our expectations and projections can be found in our periodic filings with the SEC. SOS’s SEC filings are available publicly on the SEC’s website at www.sec.gov. SOS disclaims any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position with the Company
Executive Officers:
Yandai Wang	43	Executive Chairman and Chief Executive Officer
Li Sing Leung	54	Chief Financial Officer and Director

Directors:
Russell Krauss	61	Director
Douglas L. Brown	66	Independent Director
Ronggang (Jonathan) Zhang	58	Independent Director
Wenbin Wu	58	Independent Director

Executive Officer Biographies

Mr. Yandai Wang has been the Chief Executive Officer of the Company and Executive Chairman of the Board since May 2020. Mr. Wang has served as Chief Executive Officer of SOS since November 2018 and executive chairman of Yongbao Group since April 2015. He has over 20 years of industrial experience in emergency rescue, telecom and call center services. Mr. Wang received his bachelor’s degree in Information Technology and Management from Information Engineering University in 2014 and studied Economic Management at University of San Francisco in 2019.

Li Sing Leung has been the Chief Financial Officer of the Company and Director of the Board since August 2020. Mr. Li served as the Chief Financial Officer (“CFO”) of Palmerston North Co., Ltd. since June 2020 and as the Financial Controller of Transfar International Group (Hong Kong) Limited from May 2018 to May 2020. He served as the as the Managing Director of Hong Kong and Shanghai Business Corporation from November 2016 to April 2018. From October 2013 to October 2016, Mr. Li served as the CFO of Shopex Network Co., Ltd. Mr. Li has over twenty years of combined experience in auditing, accounting, tax planning and corporate financing. Mr. Li obtained his bachelor’s degree in Commerce from the University of New South Wales, Australia, and a MBA from the University of Texas. Mr. Li is a member of the Association of Chartered Certified Accountants and holds a Colorado State CPA license.

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

Russell Krauss served as our co-chief executive officer from September 2018 to September 30, 2019, vice-chairman from September 2018 to September 30, 2019, and prior to that served as an independent non-executive director on our board since October 2016. Previously, Mr. Krauss served as a Senior Vice President, Accounts and Business Operations for DXC Technology from 2017 to 2018. In that role, he was responsible for enterprise-wide operations, acted as chief client officer and oversaw top accounts for the $24 billion business. Prior to that, he was vice president and managing director for several of EDS’ (and then HP’s) largest businesses where he drove significant value for both clients and shareholders through major transformation initiatives. Prior to that, Mr. Krauss was vice president and CIO for the New York Power Authority, the largest non-federal utility in the U.S. He led the Y2K transition of one of the nation’s “Top 10 Critical Infrastructure” entities and was the executive responsible for a $1.4 billion divestiture of the Nuclear Generation business—the largest transaction of its kind in U.S. history. Krauss has served as business leader and division CIO in Westinghouse Electric Corporation and United Technologies Corporation. He received his MBA from the University of New Haven and bachelor’s degree in Computer Science from State University, New York.

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

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately US$422,120 in cash to our directors and executive officers and granted an aggregate of 4,106,392 restricted share units to our directors and executive officers.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2020 Equity Incentive Plan

Our 2020 Equity Incentive Plan was adopted on July 17, 2020, as amended, to attract and retain the best available personnel for positions of responsibility, provided additional incentive to employees and service providers and promote the success of our business. The equity incentive plan provided for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and any of our subsidiaries’ employees (including officers and inside directors), and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted share units, performance units and performance shares to our employees, directors and consultants.

As of the date of this report, 45,000,000 Class A ordinary shares have been issued to our officers, directors and employees pursuant to the 2020 Equity Incentive Plan.

Authorized Shares. The maximum aggregate number of shares that may be issued under the 2020 Equity Incentive Plan is 45,000,000 of our Class A ordinary shares. Vested restricted share units will be settled with one Class A ordinary share. Class A ordinary shares issued pursuant to awards under the 2020 Equity Incentive Plan that we repurchase or that are forfeited, as well as Class A ordinary shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2020 Equity Incentive Plan. In addition, Class A ordinary shares will not be deemed to have been issued under the 2020 Equity Incentive Plan with respect to any portion of an award that is paid out in cash rather than Class A ordinary shares. During the term of the 2020 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of Class A ordinary shares to satisfy the requirements of the 2020 Equity Incentive Plan.

Plan Administration. The 2020 Equity Incentive Plan is administered by our compensation committee and/or one or more additional committees of directors or other individuals or compensation consultants appointed by our board of directors in accordance with the terms of the 2020 Equity Incentive Plan. To the extent that the administrator decides to qualify an award as performance-based compensation, the 2020 Equity Incentive Plan will be administered by a committee of two or more outside directors. Subject to the provisions of the 2020 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of our Class A ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2020 Equity Incentive Plan.

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

Our board of directors consists of six directors, including two executive directors and four non-executive directors. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. A director is not required to hold any shares in our company to qualify to serve as a director.

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

Committees of the Board of Directors

We have several committees under the board of directors, including an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of our committees. The audit committee, compensation committee, and nominating and corporate governance committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Douglas Brown, Ronggang (Jonathan) Zhang and Wenbin Wu and is chaired by Wenbin Wu and each satisfy the “independence” requirements of the NYSE listing rules of and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Wu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-screening all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting to the board of directors.

Compensation Committee. Our compensation committee consists of Douglas L. Brown, Ronggang (Jonathan) Zhang and Wenbin Wu and is chaired by Ronggang (Jonathan) Zhang and each satisfy the “independence” requirements of the listing rules of the NYSE. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

●	approving and overseeing the total compensation package for our executives other than the three most senior executives;

●	reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Douglas L. Brown, Ronggang (Jonathan) Zhang and Wenbin Wu, and is chaired by Douglas L. Brown and each satisfy the “independence” requirements of the listing rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

Terms of Directors

Pursuant to our fifth amended and restated memorandum and articles of association, our directors are not subject to a term of office and hold their offices until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, the office of any of our directors shall be vacated if the director (a) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (b) is found to be or becomes of unsound mind, (c) resigns his office by notice in writing to our company, or (d) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated.

D.	Employees

We had 67, 91 and 125 full-time employees as of December 31, 2018 and 2019, 2020 respectively. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 30, 2021, by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 1,795,075,717 ordinary shares (including 1,769,744,565 Class A ordinary shares and 25,331,152 Class B ordinary shares) outstanding as of April 30, 2021.

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

Unless otherwise noted, the business address for each beneficial owner is Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province, People’s Republic of China 266400.

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as-converted basis	% of total ordinary shares on as-converted basis(1)	% of aggregate voting power(2)
Directors and Executive Officers:
Yandai Wang	10,170,210	1,875,000	12,045,210	*	1.43%

Li Sing Leung	20,380	61,141	81,521	*	*

Russell Krauss(3)	312,500	—	312,500	*	*

Douglas L. Brown(4)	1,000,496	—	1,000,496	*	*

Wenbin Wu	31,250	93,750	125,000	*	*

Ronggang (Jonathan) Zhang	31,250	93,750	125,000	*	*

All directors and executive officers as a group (6 persons)	11,566,086	2,123,641	13,689,727	*	1.621%

Principal Shareholders:

*	Less than 1%.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 1,795,075,717 ordinary shares (including 1,769,744,565 Class A ordinary shares and 25,331,152 Class B ordinary shares) as of April 30, 2021, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after April 30, 2021. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares. Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.
(2)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group as of April 30, 2021 with respect to all of our outstanding Class A and Class B ordinary shares as one class as of April 30, 2021. Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The total voting power of the Class B Holders is limited. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

To our knowledge, on the same basis of calculation as above, approximately 92.1% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Citibank, N.A., which held 1,629,935,120 Class A ordinary shares represented by 162,933,512 ADSs. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

For details of related party transactions, see Note 8 “Related Party Balances and Transactions” to our consolidated financial statements.

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

A.	Consolidated Statements and Other Financial Information

See “Item 3. Key Information—A. Selected Financial Data” and “Item 17. Financial Statements.”

Legal Proceedings

Except as listed below, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in additional costs and diversion of our resources, including our management’s time and attention.

2021 Class Action Litigation

On March 30, 2021, a purported shareholder Kimberly Beltran filed a securities class action complaint in the United States District Court District of New Jersey against the Company, Yandai Wang and Eric H. Yan, the Chief Executive Officer of the Company and President of the Company’s operating subsidiary, respectively. The action, Kimberly Beltran v. SOS Limited, et al., Case No. 1:21-cv-07454, is on behalf of persons that purchased or acquired the Company’s ADSs between July 22, 2020 and February 25, 2021, a period of volatility in the Company’s stock. The Company believes that the complaint is based solely upon a research article issued on February 26, 2021, which contained false claims and was responded to by the Company in a press release dated March 1, 2021.

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

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the NYSE under the symbol “SOS.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time and the Companies Law of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

Our fifth amended and restated memorandum and articles of association, which became effective immediately following our IPO, provides for two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital is US$500,000 divided into 5,000,000,000 shares with a par value of US$0.0001 each (the “Ordinary Shares”), comprised of (1) 4,900,000,000 Class A Ordinary Shares with a par value of $0.0001 each, and (2) 100,000,000 Class B Ordinary Shares with a par value of $0.0001 each. As of April 30, 2021, we had 1,769,744,565 Class A ordinary shares and 25,331,152 Class B ordinary shares issued and outstanding. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. Under our fifth amended and restated memorandum and articles of association, our company may issue only non-negotiable shares and may not issue bearer or negotiable shares.

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

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, (i) each Class B ordinary share shall automatically and immediately be converted into one Class A ordinary share if at any time the total number of the issued and outstanding Class B ordinary shares is less than 5% of the total number of Class B ordinary shares of our company issued and outstanding immediately following the IPO, and (ii) upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an Affiliate (as defined in our fifth amended and restated memorandum and articles of association) of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Voting Rights. Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution is required for important matters such as a change of name or any amendment to our fifth amended and restated memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our memorandum, and cancelling any unissued shares.

General Meetings of Shareholders and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our fifth amended and restated memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fifth amended and restated memorandum and articles of association allow any of our shareholders holding in the aggregate not less than two-thirds of the aggregate number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fifth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares. Subject to the restrictions of our fifth amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in such usual or common form or such other form approved by our board of directors.

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

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate or divide all or any of our share capital into shares of a larger or smaller amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of as amount smaller than that fixed by our memorandum; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our fifth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our fifth amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

●	designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The issuance of convertible redeemable preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fifth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on its shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Our fifth amended and restated memorandum and articles of association contains a declaration that the liability of our members is so limited.

Register of Members. Under the Companies Law, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles so that a non-controlling shareholder may be permitted to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

●	an act which is ultra vires the company or illegal and is therefore incapable of ratification by the shareholders;

●	an act which, although not ultra vires, could only be effected if duly authorized by a resolution with a qualified or special majority (i.e., more than a simple majority) that has not been obtained; and

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

Our fifth amended and restated memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fifth amended and restated memorandum and articles of association.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. As permitted by Cayman Islands law, our fifth amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fifth amended and restated memorandum and articles of association allow any of our shareholders holding in the aggregate not less than two-thirds of the aggregate number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our fifth amended and restated memorandum and articles of association provides that we may in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our fifth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated memorandum and articles of association, directors may be removed by ordinary resolution. The notice of any meeting at which a resolution to remove a director is proposed or voted upon must contain a statement of the intention to remove that director and such notice must be served on that director not less than ten (10) calendar days before the meeting. Such director is entitled to attend the meeting and be heard on the motion for his removal.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated memorandum and articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fifth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our fifth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fifth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will belong-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the ADSs or ordinary shares may be subject to tax in the PRC, as described under “—People’s Republic of China Taxation.” If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our ADSs or ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our ADSs or ordinary shares, and if you are eligible for the benefits of the Treaty, you generally may treat such gain as foreign-source income. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless you make a “mark- to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

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

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-217064), as amended, including the annual report contained therein, to register the issuance and sale of our Class A ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC the registration statements on Form F-6 (Registration No. 333-217079) and Form F-6EF (Registration No. 333-252791) to register our ADSs.

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

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates and we currently do not have any long-term debt outstanding. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

ADS holders will be required to pay the following fees under the terms of the deposit agreement:

Service		Fees
●	Issuance of ADSs (i.e., an issuance of ADS upon a deposit of Class A ordinary shares or upon a change in the ADS-to-share ratio), excluding ADS issuances as a result of distributions of Class A ordinary shares	Up to U.S. 5¢ per ADS issued

●	Cancellation of ADSs (i.e., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS-to-share ratio)	Up to U.S. 5¢ per ADS cancelled

●	Distribution of cash dividends or other cash distributions (i.e., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

●	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

●	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., upon a spin-off)	Up to U.S. 5¢ per ADS held

●	ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

ADS holders will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

●	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

●	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 20-F.

Based on such evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2020, we did not maintain effective disclosure controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020.

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

In connection with the audit of our consolidated financial statements as of December 31, 2020 and the results of our operations and our cash flows for each of the three years in the period ended December 31, 2020, our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified by us and our independent registered public accounting firm related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions. (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

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

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2021. If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Attestation Report on Internal Control over Financial Reporting of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on Internal Control over Financial Reporting of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

ITEM 16.

A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Wenbin Wu, an independent director (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

B.	Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in July 2017. We have posted a copy of our code of business conduct and ethics at https://www.sec.gov/Archives/edgar/data/1346610/000119312517105710/d146303dex991.htm.

SOS has not granted a waiver, including an implicit waiver, from a provision of the code of ethics to a principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”) and Audit Alliance LLP (“Audit Alliance”) (our independent registered public accounting firms), we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2020	2019	2018
Audit fees(1)	$210	$522	$430

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

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

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we rely on certain home country practices with respect to our corporate governance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.”

H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-25.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SOS Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SOS Limited (collectively, the “Company”) as of December 31, 2018, 2019 and 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the years ended December 31, 2018, 2019 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2020.

Singapore

May 5, 2021

SOS LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ thousands, except share data and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2020	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$3,722	$41	13
Accounts receivable, net	10,235	8,171	2,721
Other receivables, net	47,373	11,512	10,160
Amount due from related parties	3,693	822	4,100
Total current assets	65,023	20,546	16,994
Non-current assets:
Operating lease, right-of-use asset	4,158	-	-
Property, plant and equipment, net	509	6	7
Goodwill	72	-	-
Total non-current assets	4,739	6	7
Total assets	$69,762	$20,552	17,001

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,078	$13,018	9,167
Amount due to related parties	$1,909	$5,575	7,509
Operating lease liabilities - current	834	-	-
Contract liabilities	610	64	32
Tax payable	665	374	10
Other payables	1,681	197	414
Total current liabilities	6,777	19,228	17,132
Non-current liabilities:
Operating lease liability	2,749	-	-
Total non-current liabilities	2,749	-	-
Total liabilities	9,526	19,228	17,132

Shareholder’s equity
Ordinary shares, $0.001 par value, 1,000,000,000 shares authorized, 327,616,985 Class A shares and 24,468,652 Class B shares issued and outstanding as of December 31, 2020. 46,051,534 Class A shares and 16,409,405 Class B shares issued and outstanding as of December 31, 2019 and 2018.	60	6	6
Additional paid-in capital	53,600	(6)	(6)
Retained earnings	5,838	1,340	(135)
Accumulated other comprehensive income (loss)	738	(16)	5
Total shareholder’s equity	60,236	1,324	(130)
Total liabilities and shareholders’ equity	$69,762	$20,552	$17,002

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2020	2019	2018
REVENUES	$50,289	$11,577	$24,930
COST OF REVENUES	(37,295)	(9,459)	(24,620)
GROSS PROFIT	12,994	2,118	310
OPERATING EXPENSES:
General and administrative	(2,401)	(365)	(477)
Share-based compensation	(506)	-	-
Total operating expenses	(2,907)	(365)	(477)
INCOME FROM OPERATIONS	10,087	1,753	(167)
OTHER INCOME (EXPENSE)
Loss on acquisition	(5,679)	-	-
Other income (expense), net	625	41	45
Total other (expenses) income, net	(5,054)	41	45
INCOME (LOSS) BEFORE INCOME TAXES	5,033	1,794	(122)
INCOME TAXES	(147)	(324)	(15)
NET INCOME (LOSS) – CONTINUING OPERATION	4,886	1,470	(137)

DISCONTINUED OPEARTIONS
Loss from discontinued operations	(545)	-	-
Income from disposal of discontinued operations	63	-	-
Loss from discontinued operations	(482)	-	-

NET PROFIT (LOSS)	$4,404	$1,470	$(137)

OTHER COMPREHESIVE INCOME (LOSS)
Foreign currency translation adjustment – net of tax	874	(16)	5
COMPREHESIVE INCOME (LOSS)	$5,278	$1,454	$(132)

Weighted average number of ordinary shares

Basic	325,996,667	59,323,349	59,323,349
Diluted	488,960,010	59,323,349	59,323,349
EARNINGS PER SHARE
Basic	$0.0135	$0.0248	$(0.0023)
Diluted	$0.0090	$0.0248	$(0.0023)

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(US$ thousands, except share data and per share data, or otherwise noted)

		Ordinary shares			Additional			Accumulated other
	Class A shares	Class B shares	Treasury Stock	Total shares	Par value	paid - in capital	Retained earnings	comprehensive income	Total
BALANCE, January 1, 2018	-	-	-	-	$-	$-	$1	$1	$2
Reverse acquisition adjustments	46,051,534	16,409,405	-	62,460,939	6	(6)	-	-	-
Net income	-	-	-	-	-	-	(136)	-	(136)
Foreign currency translation	-	-	-	-	-	-		4	4
BALANCE, December 31, 2018	46,051,534	16,409,405	-	62,460,939	$6	$(6)	$(135)	$5	$(130)
Net income	-	-	-	-	-	-	1,470	-	1,470
Foreign currency translation	-	-	-	-	-	-	5	(21)	(16)
BALANCE, December 31, 2019	46,051,534	16,409,405	-	62,460,939	$6	$(6)	1,340	(16)	1,324
Acquisition of China Rapid Finance	66,700,624	5,935,606	-	72,636,230	7	9,654	-	-	9,661
Cash paid by investors pursuant to reverse acquisition	-	-	-	-	-	1,000	-	-	1,000
Issuance of Class A Ordinary Shares and warrant closed on July 1, 2020, August 27, 2020, Movement 3, 2020	186,363,343	-	-	186,363,343	19	38,425	-	-	38,444
Issuance of Class A Ordinary Shares and warrant closed on 23/12/2020	52,000,000	-	(26,000,000)	26,000,000	3	3,575	-	-	3,578
Share based compensation granted to management	2,501,484	2,123,641	-	4,625,125	1	952	-	(2)	951
Net income	-	-	-	-	-	-	4,404	-	4,404
Foreign currency translation	-	-	-	-	24	-	94	756	874

BALANCE, December 31, 2020	353,616,985	24,468,652	(26,000,000)	352,085,637	$60	$53,600	$5,838	$738	$60,236

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ thousands, except share data and per share data, or otherwise noted)

	Year ended	Year ended	Year ended
	December 31,	December 31	December 31,
	2020	2019	2018
cash flows from Operating activities:
Net income (loss)	$4,404	$1,470	$(137)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	2	2	1
Share-based compensation	506	-	-
Allowance for doubtful accounts - accounts receivables	1	5	1
Allowance for doubtful accounts - other receivables	158	146	81
Loss on acquisition	5,679	-	-
Income from disposal of discontinued operations	(63)	-	-

Changes in operating assets and liabilities:
Accounts receivable	(2,065)	(5,455)	(713)
Other receivables	(36,019)	(1,498)	(7,966)
Amount due from related parties	(2,871)	3,278	(4,100)
Tax payables	292	364	4
Accounts payable	(11,940)	3,851	6,995
Other payables	1,484	(217)	(1,750)
Amount due to related parties	(3,666)	(1,934)	7,509
Contract liabilities	546	32	30
Net cash (used in) generated from operating activities	(43,552)	44	(45)

cash flows from Investing activities:
Purchases of property and equipment	(501)	-	2
Proceed from disposals of discontinued operations	3,500	-	-
Net cash (used in) generated from investing activities	2,999	-	2

Cash flows from Financing activities:
Proceed from share issuance, net of issuance costs	3,578	-	-
Proceeds from private equity placement, net of issuance costs	39,973	-	-
Net cash generated from (used in) financing activities	43,551	-	-

Effect of exchange rates on cash	683	(16)	2

Net changes in cash and cash equivalents	3,681	28	(41)
CASH AND CASH EQUIVALENTS, beginning of year	41	13	54
CASH AND CASH EQUIVALENTS, end of year	$3,722	$41	$13

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

1.	organization and principal activities

We were formed in Delaware on July 12, 2004 as China Risk Finance LLC. We began our credit analytics service provider business in 2001. We developed our proprietary, advanced technology over the past 18 years, during which our founders and management team advised many of China’s largest banks in analyzing consumer credit to issue over one hundred million credit cards to consumers. On April 28, 2017, our ADSs commenced trading on the NYSE under the symbol “XRF.” In May 2017, we completed our IPO in which we sold a total of 11,500,000 of our ADSs, each representing ten Class A Ordinary Shares and listing of our ADSs on the NYSE. In the third quarter 2018, due to regulatory changes that made it cost-prohibitive, and in some ways very risky from the regulatory compliance perspective, to own and operate our legacy marketplace lending platform, we decided to cease the customer acquisition and loan facilitation at our legacy marketplace lending platform and started to transition our business to other industries.

On May 5, 2020, we entered into a set of agreements with YBT, the shareholders of YBT (the “YBT Shareholders”), eight individual investors introduced by YBT (collectively with the YBT Shareholders, the “Investors”) and True North Financial, LLC to acquire YBT, which controls its variable interest entity SOS Information. The transaction was consummated on May 15, 2020. As a result, we now own 100% of YBT, which controls its variable interest entity, SOS Information. The shares issued to the Investors were relied on exemption from registration in accordance with Regulation S and/or Rule 4(a)(2) under the Securities Act of 1933, as amended. Accordingly, we started our newly acquired data mining and targeted marketing services business through SOS Information.

On August 3, 2020, we entered into certain share purchase agreement (the “Disposition SPA”) with Hantu (Hangzhou) Asset Management Co., Ltd. (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase CRF China Holding Co. Limited, a Hong Kong limited company, China Capital Financial LLC, a Delaware limited liability company, CRF China Limited, a British Virgin Islands company, CRF Technology LLC, a California limited liability company, and HML China LLC, a Delaware limited liability company (collectively, the “XRF Subsidiaries”) in exchange for cash consideration of $3.5 million. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of the XRF Subsidiaries and as a result, assume all assets and liabilities of all the subsidiaries and variable interest entities owned or controlled by the XRF Subsidiaries. The Disposition closed on August 6, 2020. As a result of the Disposition, we ceased our legacy peer-to-peer lending business and have since focused on becoming a leading high-technology services business with services including marketing data, technology and solutions for insurance companies and emergency rescue services in China. We also changed our trading symbol to “SOS.”

We provide a wide range of data mining and analysis services to our corporate and individual members, including providing marketing data, technology and solutions for insurance companies, emergency rescue services, and insurance product and health care information portal in China. Our mission is to make it easier, safer and more efficient for our clients to obtain and process the data of their target customers.

We primarily address the large unmet demand for marketing-related data for clients such as insurance companies, financial institutions, medical institutions, healthcare providers and other service providers in the emergency rescue services industry by creating a SOS cloud emergency rescue service software as a service (SaaS) platform.

Recently, we have launched our crypto mining business, and aim to start infrastructure services in blockchain security for our big data insurance marketing as well as provide insurance and banking services for digital assets and cryptocurrencies.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

1.	organization and principal activities - continued

The accompanying consolidated financial statements reflect the activities of SOS Limited and each of the following entities:

Name	Background
SOS Information Technology New York Inc.	A New York company Incorporated on July 15, 2020 A holding company	SOS NY

Yong Bao Two Ltd.	A British Virgin Island company Incorporated on February 29, 2020 A holding company	YBT

China SOS Ltd.	A Hong Kong limited liability company Incorporated on June 19, 2019 A holding company	China SOS

Qingdao SOS Investment Management Co., Ltd.	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) Incorporated on July 5, 2020	WFOE

Qingdao SOS Investment LLP	A PRC limited liability company Incorporated on December 21, 2020 A investment holding company	Qingdao SOS

SOS Industrial Holding Co., Ltd.	A PRC limited liability company Incorporated on June 12, 2019	VIE

SOS Information Technology Co., Ltd.	A PRC limited liability company Incorporated on March 2, 2016 Operates insurance marketing business, 10086 hot -line, bankcard promotional center and SaaS service	SOS IT

Inner Mongolia SOS Insurance Agency Co., Ltd.	A PRC limited liability company Incorporated on June 18, 2020 Operates insurance brokerage business within Inner Mongolia region	Mongolia SOS

SOS International Trading Co., Ltd.	A PRC limited liability company Incorporated on September 4, 2020 Engaged in commodity trading	SOS trading

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the SEC.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly- foreign owned enterprise (“WFOE”) and variable interest entities (“VIEs”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Variable Interest Entity Agreements

On May 14, 2020, Weibao Enterprise Management Consulting (Shijiazhuang) Co., Ltd. (“Weibao Enterprise”), Guian New Area Zhongyuan Technology Co., Ltd. (“Zhongyuan Technology”), and Messrs. Yilin Wang, Weidong Feng, and Xianlong Wu, citizens of China and shareholders of Zhongyuan Technology, entered into the following agreements, or collectively, the “Variable Interest Entity Agreements” or “VIE Agreements,” pursuant to which Weibao Enterprise has contractual rights to control and operate the business of Zhongyuan Technology (the “VIE”). Therefore, pursuant to ASC 810, Zhongyuan Technology has been included in the Company’s consolidated financial statements since then.

The VIE Agreements are as follows:

1)	Technical Consulting and Service Agreement by and between Weibao Enterprise and Zhongyuan Technology. Pursuant to the Exclusive Technical Consulting and Service Agreement, Weibao Enterprise agreed to act as the exclusive consultant of Zhongyuan Technology and provide technical consulting and services to Zhongyuan Technology. In exchange, Zhongyuan Technology agreed to pay Weibao Enterprise a technical consulting and service fee, the amount of which is to be equivalent to the amount of net profit before tax of Zhongyuan Technology, payable on a quarterly basis after making up losses of previous years (if necessary) and deducting necessary costs, expenses and taxes related to the business operations of Zhongyuan Technology. Without the prior written consent of Weibao Enterprise, Zhongyuan Technology may not accept the same or similar technical consulting and services provided by any third party during the term of the agreement. All the benefits and interests generated from the agreement, including but not limited to intellectual property rights, know-how and trade secrets, will be Weibao Enterprise’s sole and exclusive property. This agreement has a term of 20 years and may be extended unilaterally by Weibao Enterprise with Weibao Enterprise’s written confirmation prior to the expiration date. Zhongyuan Technology cannot terminate the agreement early unless Weibao Enterprise commits fraud, gross negligence or illegal acts, or becomes bankrupt or winds up.

2)	Equity Interest Purchase Option Agreement by and among Weibao Enterprise, Zhongyuan Technology, and Messrs. Yilin Wang, Weidong Feng and Xianlong Wu. Pursuant to the Exclusive Purchase Option Agreement, Messrs. Yilin Wang, Weidong Feng and Xianlong Wu granted to Weibao Enterprise and any party designated by Weibao Enterprise the exclusive right to purchase, at any time during the term of this agreement, all or part of the equity interests in Zhongyuan Technology, or the “Equity Interests,” at a purchase price equal to the registered capital paid by Messrs. Yilin Wang, Weidong Feng and Xianlong Wu for the Equity Interests, or, in the event that applicable law requires an appraisal of the Equity Interests, the lowest price permitted under applicable law. Pursuant to powers of attorney executed by Messrs. Yilin Wang, Weidong Feng and Xianlong Wu, they irrevocably authorized any person appointed by Weibao Enterprise to exercise all shareholder rights, including but not limited to voting on their behalf on all matters requiring approval of Zhongyuan Technology’s shareholders, disposing of all or part of the shareholders’ equity interest in Zhongyuan Technology, and electing, appointing or removing directors and executive officers. The person designated by Weibao Enterprise is entitled to dispose of dividends and profits on the equity interest without reliance on any oral or written instructions of Messrs. Yilin Wang, Weidong Feng and Xianlong Wu. The powers of attorney will remain in force for so long as Messrs. Yilin Wang, Weidong Feng and Xianlong Wu remain the shareholders of Zhongyuan Technology. Messrs. Yilin Wang, Weidong Feng and Xianlong Wu have waived all the rights which have been authorized to Weibao Enterprise’s designated person under the powers of attorney.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies and Practices - continued

3)	Equity Pledge Agreement by and among Weibao Enterprise, Zhongyuan Technology, and Messrs. Yilin Wang, Weidong Feng and Xianlong Wu. Pursuant to the Equity Pledge Agreement, Mr. Messrs. Yilin Wang, Weidong Feng and Xianlong Wu pledged all of the Equity Interests to Weibao Enterprise to secure the full and complete performance of the obligations and liabilities on the part of Zhongyuan Technology and them under this and the above contractual arrangements. If Zhongyuan Technology, Messrs. Yilin Wang, Weidong Feng or Xianlong Wu breaches their contractual obligations under these agreements, then Weibao Enterprise, as pledgee, will have the right to dispose of the pledged equity interests. Messrs. Yilin Wang, Weidong Feng and Xianlong Wu agree that, during the term of the Equity Pledge Agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Weibao Enterprise’s rights relating to the equity pledge should not be interfered with or impaired by the legal actions of the shareholders of Zhongyuan Technology, their successors or designees. During the term of the equity pledge, Weibao Enterprise has the right to receive all of the dividends and profits distributed on the pledged equity. The Equity Pledge Agreement will terminate as soon as reasonably practical when Zhongyuan Technology, Messrs. Yilin Wang, Weidong Feng and Xianlong Wu have completed all their obligations under the contractual agreements described above.

4)	Voting Rights Proxy and Financial Support Agreement by and among Weibao Enterprise, Zhongyuan Technology, and Messrs. Yilin Wang, Weidong Feng and Xianlong Wu. Pursuant to the Voting Rights Proxy and Financial Support Agreement, Messrs. Yilin Wang, Weidong Feng and Xianlong Wu entrusts Weibao Enterprise or Weibao Enterprise’s designee to vote on their behalf at the shareholder meetings of Zhongyuan Technology. As consideration for the entrustment of the voting rights of Messrs. Yilin Wang, Weidong Feng and Xianlong Wu at Zhongyuan Technology’s shareholder meetings to Weibao Enterprise, Weibao Enterprise agreed to arrange for funds to be provided as necessary in connection with the business operations of Zhongyuan Technology. Weibao Enterprise further agreed that if the business were to fail in the ordinary course of business, none of Messrs. Yilin Wang, Weidong Feng and Xianlong Wu shall have any obligation to repay the financial support provided by Weibao Enterprise.

Reverse Acquisitions of China Rapid Finance by SOS

On May 18, 2020, the Company completed the reverse acquisition with Yong Bao Two Ltd. (“YBT”), the parent company of SOS Information Technology Co., Ltd. (“SOS”), acquiring 37,985,203 Class A ordinary shares, and 3,465,574 Class B ordinary shares, par value $0.193 per ordinary share, for its SOS’s asset injection and private placement transactions.

Following the completion of the acquisition, the operations of the Company were primarily comprised of the operations of SOS.

SOS was determined to be the accounting acquirer of the Company. As such, the historical financial statements are those of SOS, and SOS’s equity has been re-cast to reflect the equity structure of the Company and the shares of common stock received.

The reverse acquisition was accounted for as asset acquisitions. The purchase price for China Rapid Finance (“CRF”) was $9.7 million. The transaction price of CRF includes 100% of all outstanding stock valued at net $9.7 million. The stock exchanged equal to the 72,636,230 shares of CRF outstanding prior to the issuance of additional shares in the acquisition, at the market price of $0.133 per share. The total purchase price has been allocated based on an estimate of the fair value of CRF’s assets acquired and liabilities assumed with the remainder recorded as an expense.

On May 18, 2020, the fair value of the following assets and liabilities were acquired resulting in the total loss of approximately $5.7 million:

Dollars in thousands
Total Purchase Price	$9,660
Net Assets (Liabilities) Acquired:
Assets
Cash and cash equivalents	13,664
Restricted cash	26,524
Accounts receivable	7,426
Inventories	8
Prepaid expenses and other current assets	110
Intangible assets	2,969
Other assets	2,682
Total Assets	53,419
Liabilities
Warrant derivative liability	-
Accounts payable & accrued liabilities	(49,437)
Total Liabilities	(49,437)
Net Assets (Liabilities) Acquired	3,982
Loss on Acquisitions	$5,679

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies and Practices - continued

On August 3, 2020, SOS Limited (the “Company,” previously known as China Rapid Finance Limited) and Hantu (Hangzhou) Asset Management Co., Ltd. (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase CRF China Holding Co. Limited, a Hong Kong limited company (“CRF China”), China Capital Financial LLC, a Delaware limited liability company (“China Capital”), CRF China Limited, a British Virgin Islands company (“CRF BVI”), CRF Technology LLC, a California limited liability company (“CRF Technology”), and HML China LLC, a Delaware limited liability company (“HML”) (collectively, the “Subsidiaries”) in exchange for cash consideration of $3.5 million (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of the Subsidiaries and as a result, assume all assets and liabilities of all the subsidiaries and variable interest entities owned or controlled by the Subsidiaries.

On August 3, 2020, the fair value of the following assets and liabilities were disposed of resulting in the total gain of approximately $0.063 million:

Dollars in thousands
Total Selling Price	$3,500
Net Assets (Liabilities) Disposed:

Total Assets	53,654
Total Liabilities	(50,217)
Net Assets (Liabilities) Acquired	3,437
Income from disposal of discontinued operations	$63

Loss on discontinued operations for the year ended December 31, 2020 was as follows:

Dollars in thousands
Revenue	$453
Expenses	(998)
Loss on discontinued operations	$(545)

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies and Practices - continued

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment and intangible assets, capitalized development costs, impairment of long-lived assets, allowance for doubtful accounts, revenue recognition, allowance for deferred tax assets and uncertain tax position, and inventory allowance. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $738,038, ($16,358) and $4,875 as of December 31, 2020, 2019 and 2018, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2020, 2019 and 2018 were translated at 6.8632 RMB, 6.9762 RMB and 6.5249 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2020, 2019 and 2018 were 6.6174 RMB, 6.8985 RMB and 6.8976 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand; demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Other receivables, net

Other receivables primarily include deposits for business acquisitions, setup of research center, advances to employees, and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies and Practices - continued

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Depreciation method	Estimated useful lives
Office equipment, fixtures and furniture	Straight-line	5 years

The cost and accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets

Goodwill

Goodwill of $71,977 was recognized as of December 31, 2020 in connection with the SOS IT Acquisition. In future years, the Company will complete an annual impairment test for goodwill that includes an assessment of qualitative factors including, but not limited to, macroeconomic conditions, industry and market conditions, and entity specific factors such as strategies and financial performance. The Company will perform annual impairment tests as of December 31, 2020 or earlier if indicators of impairment exist. There were no indicators of goodwill impairment as of December 31, 2020.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2020, 2019 and 2018, no impairment of long-lived assets was recognized.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies and Practices - continued

Long-term investments

Long-term investments include cost method investment and equity method investments.

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares between 20% and 50%, and other factors, such as representation on the Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments.

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. Impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2020, 2019 and 2018.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies and Practices - continued

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes services revenue for all kind of services provided according to monthly statements with customers, depending on the terms, provided that: there will be acknowledgment by customer as services provided; persuasive evidence of an agreement exists documenting the specific terms of the transaction; the sales price is fixed or determinable; and collectability is reasonably assured. Management assesses the business environment, the customer’s financial condition, historical collection experience, accounts receivable aging, and customer disputes to determine whether collectability is reasonably assured.

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). VAT taxes are presented as a reduction of revenue.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term, and the accounting of operating lease in this report has been updated to reflect the adoption of FASB’s new guidance on the recognition and measurement of leases.

Value added taxes

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies and Practices - continued

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2020, there are 162,963,343 dilutive share. For the years ended December 31, 2019 and 2018, there were no dilutive shares.

Share-based compensation

The Company recognizes compensation expense for all share–based payments in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. The Company follows the fair value method of accounting for awards granted to employees, directors, officers and consultants. Share-based awards are measured at their estimated fair value on each respective grant date. The Company recognizes share-based payment expenses over the vesting period. The Company’s share-based compensation awards are subject only to service based vesting conditions. Forfeitures are accounted for as they occur. The fair value of an option award is estimated on the date of grant using the Black–Scholes option valuation model. The Black–Scholes option valuation model requires the development of assumptions that are inputs into the model. These assumptions are the expected stock volatility, the risk–free interest rate, the expected life of the option and the expected dividend yield which is based on the historical dividends issued by the Company. The Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. Expected volatility is calculated based on the analysis of other public companies. Risk–free interest rates are calculated based on risk–free rates for the appropriate term. The expected life is calculated as (i) the mid-point between the average vested date and the contractual expiration of the option for executives and directors and (ii) three years from the average vesting date for all others due to limited exercise history. Determining the appropriate fair value model and calculating the fair value of equity–based payment awards requires the input of the subjective assumptions described above. The assumptions used in calculating the fair value of equity–based payment awards represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans by law. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies and Practices - continued

Recently issued accounting pronouncements

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company is currently in the process of evaluating the of adopting ASU 2020-01 on its consolidated financial statements and related disclosure.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

3.	Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2020	December 31, 2019	December 31, 2018
Accounts receivable	$10,242	$8,177	$2,722
Allowance for doubtful accounts	(7)	(6)	(1)
Total accounts receivable, net	$10,235	$8,171	$2,721

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$6	$1	$-
Addition	1	5	1
Ending balance	$7	$6	$1

4.	Other receivables, net

Other receivables consist of the following:

	December 31, 2020	December 31, 2019	December 31, 2018
Deposit to non-trade suppliers	$43,591	$11,127	$7,932
Other receivables from disposal of subsidiaries	3,500	-	-
Advance to employees	667	612	2,309
Allowance for doubtful accounts	(385)	(227)	(81)
Total other receivables, net	$47,373	$11,512	$10,160

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$227	$81	$-
Addition	158	146	81
Ending balance	$385	$227	$81

5.	Leases

The Company adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2019 using the modified retrospective method of adoption. The Company elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated.

Operating lease expense for the years ended December 31, 2020, 2019 and 2018 was $338,381, $Nil and $Nil, respectively.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

5.	Leases - continued

Supplemental balance sheet information related to leases is as follows:

	Location on Face of Balance Sheet	December 31, 2020
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$4,158

Current operating lease liabilities	Operating lease liabilities - current	$834
Noncurrent operating lease liabilities	Operating lease liabilities	2,749
Total operating lease liabilities		$3,583

Weighted average remaining lease term (in years):
Operating leases		4.0

Weighted discount rate:
Operating leases		4.75%

Maturities of lease liabilities were as follows:

For the year ended December 31,	Operating lease
2021	$985
2022	985
2023	985
2024	985
Total	3,941
Less: amount representing interest	358
Present value of future minimum lease payments	3,583
Less: Current obligations	834
Long-term obligations	$2,749

6.	Property and equipment, net

Property and equipment consist of the following:

	December 31, 2020	December 31, 2019	December 31, 2018
Office equipment, fixtures and furniture	$514	$9	$8
Less: accumulated depreciation and amortization	(5)	(3)	(1)
Total	$509	$6	$7

The depreciation expenses for the years ended December 31, 2020, 2019 and 2018 was $2,577, $1,547 and $1,196, respectively.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

7.	Other payables

Other payables and accrued liabilities consist of the following:

	December 31, 2020	December 31, 2019	December 31, 2018
Payables to non-trade vendors and service providers	$1,513	$177	$371
Accrued salary	2	2	2
Others	166	18	41
	$1,681	$197	$414

8.	Related party balances and transactions

Amount due from related parties

Name of Related Party	Relationship	Nature	December 31, 2020	December 31, 2019	December 31, 2018
Yongbao Insurance agency Co., Ltd. and subsidiaries	Common shareholder	Inter-transaction	$3,525	$-	$3,457
Wang Yaxian	Shareholder of the Company	Other receivables	-	613	643
Kong Deyu	Senior management of the Company	Other receivables	160	151	-
Li Xingliang	CFO of the Company	Other receivables	7	-	-
Wang Yilin	Director of China SOS	Other receivables	1	58
			$3,693	$822	$4,100

Amount due to related parties

Name of Related Party	Relationship	Nature	December 31, 2020	December 31, 2019	December 31, 2018
Yongbao Insurance agency Co., Ltd.	Common shareholder	Inter-transaction	$1,831	$4,811	$7,507
Wang Yilin	Director of China SOS	Other payables	70	4	2
Wang Yaxian	Shareholder of the Company	Other payables	5	760	-
Bian Jingxue	Senior management of the Company	Other payables	3	-	-
			$1,909	$5,575	$7,509

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

9.	Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

YBT is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

China SOS is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, xxx HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The subsidiaries including WOFE, Qingdao SOS, VIE, SOS IT, Mangolia SOS and SOS trading are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case- by-case basis.

SOS IT obtained the “high-tech enterprise” tax status since 2020, which reduced its statutory income tax rate to 15% in 2020.

Significant components of the provision for income taxes are as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Current	$147	$324	$15
Deferred	-	-	-
Income tax expenses	$147	$324	$15

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2020	2019	2018
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate reduction	(10)%	-	-
Permanent difference	2%	7%	(26)%
Effective tax rate	17%	32.0%	(-1)%

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

9.	Taxes - continued

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2020, 2019 and 2018. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2020.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 6%.

Taxes payable consisted of the following:

	December 31, 2020	December 31, 2029	December 31, 2018
VAT taxes payable	$197	$39	$(5)
Other taxes payable	468	335	15
Totals	$665	$374	$10

10.	Concentration of risk

Credit risk

The Company is exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

11.	Shareholders’ equity

Ordinary shares

SOS Limited was established under the laws of Cayman Islands on August 18, 2015. The authorized number of ordinary shares is 1,000,000,000 shares with a par value of $0.0001 per ordinary share.

Common stock

Securities Purchase Agreement

Registered Direct Offering in December 2020

On December 22, 2020, the Company entered into certain securities purchase agreement (the “December SPA”) with the Purchasers pursuant to which the Company agreed to sell 2,600,000 of its ADSs and warrants (“December Warrants”) to purchase 2,600,000 ADSs (the “December Offering”), for gross proceeds of approximately $4 million. The December Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.55. The purchase price for each ADS and the corresponding December Warrant is $1.55. Each December Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The December Warrants contain a mandatory exercise right for the Company to force exercise of the December Warrants if the Company’s ADSs trade at or above $4.65 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the December Warrants), the December Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the December Warrants) of such portion of such December Warrant to be redeemed. The December Offering closed on December 24, 2020.

Registered Direct Offering in January 2021

On January 7, 2021, the Company entered into certain securities purchase agreement (the “January SPA”) with the Purchasers pursuant to which the Company agreed to sell 13,525,000 of its ADSs and warrants (“January Warrants”) to purchase 13,525,000 ADSs (the “January Offering”), for gross proceeds of approximately $25 million. The January Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.85. The purchase price for each ADS and the corresponding January Warrant is $1.85. Each January Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The January Warrants contain a mandatory exercise right for the Company to force exercise of the January Warrants if the Company’s ADSs trade at or above $5.55 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the January Warrants), the January Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the January Warrants) of such portion of such January Warrant to be redeemed. The January Offering closed on January 12, 2021.

January 2021 Warrant Solicitation

On January 15, 2021, the Company entered into a letter agreement (the “January Letter Agreement”) with certain holders of Company’s warrants, pursuant to which the holders of Company’s warrants exercised all of the unexercised December Warrants and January Warrants (collectively, the “Existing Warrants”) to purchase up 14,925,000 of the Company’s ADSs. Pursuant to the January Letter Agreement, each holder received new warrants (the “January Inducement Warrants”) to purchase up to 23,880,000 ADSs in exchange for their exercise of all of the unexercised Existing Warrants with cash. The gross proceeds to the Company from the exercise of the unexercised Existing Warrants were approximately $27.1 million, prior to deducting placement agent fees and estimated offering expenses.

The January Inducement Warrants have substantially the same terms as the Existing Warrants, except for having (i) provisions customary for an unregistered warrant, including a restrictive legend, (ii) registration rights whereby the Company agreed to register the ADSs underlying the January Inducement Warrants within fifteen (15) days of closing, (iii) being exercisable immediately upon issuance, (iv) having a term of five (5) years from the date of issuance, and (v) having an exercise price of $2.00 per ADS.

February 2021 Warrant Solicitations

On February 9, 2021, the Company entered into a letter agreement (the “February Letter Agreement”) with certain holders of the Company’s warrants, pursuant to which the holders of the Company’s warrants exercised all of the January Inducement Warrants to purchase up to 23,880,000 of the Company’s ADSs. Pursuant to the February Letter Agreement, each holder received new warrants (the “February Inducement Warrants”) to purchase up to 23,880,000 ADSs in exchange for their exercise of all of the January Inducement Warrants with cash. The gross proceeds to the Company from the exercise of the January Inducement Warrants were approximately $48 million, prior to deducting placement agent fees and estimated offering expenses.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

11.	Shareholders’ equity - continued

The February Inducement Warrants have substantially the same terms as the January Inducement Warrants, except for having (i) registration rights whereby the Company agreed to register the ADSs underlying the February Inducement Warrants within twenty-one (21) days of closing, and (ii) an exercise price of $4.05 per ADS.

On February 24, 2021, the Company entered into a letter agreement (the “Second February Letter Agreement”) with certain holders of the Company’s warrants, pursuant to which the holders of the Company’s warrants exercised all of the February Inducement Warrants to purchase up to 23,880,000 of the Company’s ADSs. Pursuant to the Second February Letter Agreement, each holder received new warrants (the “Second February Inducement Warrants”) to purchase up to 23,880,000 ADSs in exchange for their exercise of all of the February Inducement Warrants with cash. The gross proceeds to the Company from the exercise of the February Inducement Warrants were approximately $96.7 million, prior to deducting placement agent fees and estimated offering expenses.

The Second February Inducement Warrants have substantially the same terms as the February Inducement Warrants, except for having (i) registration rights whereby the Company agrees to register the ADSs underlying the Second February Inducement Warrants within eight (8) days of closing, and (ii) an exercise price $7.00 per ADS.

Registered Direct Offerings in February 2021

On February 11, 2021, the Company entered into certain securities purchase agreement (the “February SPA”) with the Purchasers pursuant to which the Company agreed to sell 22,000,000 of its ADSs and warrants (“February Warrants”) to purchase 16,500,000 ADSs (the “February Offering”), for gross proceeds of approximately $110 million. The February Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $5.00. The purchase price for each ADS and the corresponding February Warrant is $5.00. Each February Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The February Warrants contain a mandatory exercise right for the Company to force exercise of the February Warrants if the Company’s ADSs trade at or above $15.00 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the February Warrants), the February Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the February Warrants) of such portion of such February Warrant to be redeemed. The February Offering closed on February 17, 2021.

On February 18, 2021, the Company entered into certain securities purchase agreement (the “Second February SPA”) with the Purchasers pursuant to which the Company agreed to sell 8,600,000 of its ADSs and warrants (“Second February Warrants”) to purchase 4,300,000 ADSs (the “Second February Offering”), for gross proceeds of approximately $86 million. The Second February Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $10.00. The purchase price for each ADS and the corresponding Second February Warrant is $10.00. Each Second February Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. The Second February Warrants contain a mandatory exercise right for the Company to force exercise of the Second February Warrants if the Company’s ADSs trade at or above $30.00 for ten (10) consecutive trading days and when certain other conditions are met. Upon the occurrence of a Fundamental Transaction (as defined in the Second February Warrants), the Second February Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Second February Warrants) of such portion of such Second February Warrant to be redeemed. The Second February Offering closed on February 22, 2021.

On March 29, 2021, we entered security purchase agreement with certain accredited investors to sell 25,000,000 American Depositary Shares. Representing 250,000,000 Class A Ordinary Shares and Warrants to Purchase up to 25,000,000 American Depositary Shares Representing Warrants to Purchase up to 250,000,000 Class A Ordinary Share

We expect that delivery of the ADSs and warrants being offered pursuant to this prospectus supplement and the accompanying prospectus will be made on or about April 1, 2021.

For year ended December 31, 2020, the shareholders did not exercised any outstanding warrants.

The Company’s outstanding warrants are classified as equity since they qualify for exception from derivative accounting as they are considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants were recorded as additional paid-in capital from common stock

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

11.	Shareholders’ equity - continued

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2020:

	Warrants	Weighted Average Exercise Price

Warrants outstanding, as of December 31, 2019	-	$-
Issued	212,363,343	0.266
Exercised	-	-
Expired	-	-

Warrants outstanding, as of December 31, 2020	212,363,343	$0.266

Warrants Outstanding	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life
July 1, 2020 Warrants	67,445,674	$0.29	5 years
August 27, 2020 Warrants	53,580,020	$0.27	5 years
November 3, 2020 Warrants	65,337,649	$0.281	5 years
December 23, 2020 Warrants	26,000,000	$0.155	5 years

12.	Commitments and CONTINGENCIES

Purchase commitments

The Company has entered into two agreements for leasehold improvements on the office premises. As of December 31, 2020, the Company’s commitment under these agreements amounted to $7 million. There is no commitment as of December 31, 2019 and 2018.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Blue Hat WFOE and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net liabilities were $(0.1) million, or 100% of total net liabilities as of December 31,2018. Net assets were $ 1.3 million, or 100% of total net assets as of December 2019. Net assets were $ 60.1 million, or 99% of total net assets.

Litigation

Federal Class Action Securities Litigation (Beltran v. SOS Ltd., et al., No. 1:21-cv-07454 (D.N.J.))

On March 30, 2021, Kimberly Beltran, suing on behalf of a class of purchasers of American depository shares of SOS Ltd., filed a complaint in the U.S. District Court for the District of New Jersey for alleged violations of the federal securities laws. The complaint generally claims that defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by making false or misleading statements or omissions regarding: (1) the nature, location, and/or existence of the Company’s offices; (2) the Company’s transactions with cryptocurrency mining and technology firms; and (3) the type and/or existence of the cryptocurrency mining rigs the Company claimed to have purchased. The complaint claims that the Company’s statements regarding these issues were shown to be false and misleading based on reports and commentary issued by certain short sellers. The named defendants include the Company, Mr. Yandai Wang, and Mr. Eric H. Yan. The complaint seeks unspecified damages, pre-judgment and post-judgment interest, and attorneys’ fees, expert fees, and other costs. The case is in its preliminary stages and a lead plaintiff has not yet been appointed. Defendants intend to defend the case vigorously.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

13.	Segment information and revenue analysis

The Company follows ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company has three reporting segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company considers itself to be operating within one reportable segment. The Company’s revenue and net income are substantially derived from Insurance marketing.

Disaggregated information of revenues by business lines are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Insurance marketing	$49,232	$11,577	$24,930
10086 hotline	922	-	-
Bank card call center	77	-	-
SaaS services	58	-	-
Total revenues	$50,289	$11,577	$24,930

The Company’s operations are all based in the PRC, hence, management do not prepare disaggregated information of revenues by geographic locations.

14.	SUBSEQUENT EVENTS

On Jan. 21, 2021, the “Company” or “SOS” has entered into a purchase agreement to procure 14238 BTC mining rigs with BTC Hash Power of approximately 527P, as well as 1408 ETH mining rigs with Hash Power of approximately 1056G as part of SOS’ plan to execute its strategic plan of cloud cryptocurrency mining in pursuit of the rising cryptocurrency prices. Pursuant to the purchase agreement, SOS is expected to pay approximately US$20 million to purchase 14238 PCS built with parts including the Momentum T2T 37T Double Speed, 1408 Momentum A10 Pro 780M, from HY International Group New York Inc. a seller of cryptocurrency mining rigs. The pool of prospective mining rigs will generate BTC Hash Power 527P and ETH Hash Power 1056G, once all of these mining rigs are set up in place and in operation, the pool of harsh power is projected to create roughly 3.5 BTC and 63 ETH every day, making about $206,551 per day, based on the current cryptocurrency prices. The shipment is expected to be delivered over three time installments: (1) February 14, 2021, 5000 PCS; (2) March 14, 2021, 5000 PCS; and (3) April 15, 2021, 5646 PCS. As of date of the report, all mining rigs had been delivered.

On April 20, 2021, the “Company has entered into an agreement to purchase 575 cryptocurrency ETH mining rigs. The mining rigs are expected to be delivered on or about April 30, 2021.As of date of the report, the mining rigs remained undelivered.

* * * * *

ITEM 19.	EXHIBITS

1.1*	Fifth amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

1.2	Form of Written Ordinary Resolutions of the Company (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2***	Registrant’s Specimen Certificate for Ordinary Shares

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on April 14, 2017)

2.4	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on June 29, 2020)

2.5	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on August 27, 2020)

2.6	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on October 21, 2020)

2.7	Form of ADS Purchase Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on December 28, 2020)

4.1	Amendment No. 1 To Senior Secured Promissory Note (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 14, 2020)

4.2	Amendment No. 2 To Senior Secured Promissory Note (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 24, 2020)

4.3	Amendment No. 3 To Senior Secured Promissory Note (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 13, 2020)

4.4	Form of Tripartite Agreement by and among the Company, True North Financial, LLC, Yong Bao Two Ltd. and certain individual purchasers (incorporated by reference to Exhibit 4.13 of the Company’s annual report on Form 20-F filed with the Commission on June 15, 2020)

4.5	Form of Assumption Agreement by and among the Company, True North Financial, LLC, the shareholders of Yong Bao Two Ltd. and certain individual purchasers (incorporated by reference to Exhibit 4.14 of the Company’s annual report on Form 20-F filed with the Commission on June 15, 2020)

4.6	Form of Share Purchase Agreement by and among the Company, Yong Bao Two Ltd., the shareholders of Yong Bao Two Ltd. and certain individual purchasers (incorporated by reference to Exhibit 4.15 of the Company’s annual report on Form 20-F filed with the Commission on June 15, 2020)

4.7	Form of Amendment No. 1 to Share Purchase Agreement by and among the Company, Yong Bao Two Ltd., the shareholders of Yong Bao Two Ltd. and certain individual purchasers (incorporated by reference to Exhibit 4.16 of the Company’s annual report on Form 20-F filed with the Commission on June 15, 2020)

4.8	Form of Securities Purchase Agreement by and between the Company and certain “non-U.S. Persons” (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on June 29, 2020)

4.9	Unofficial Translation of Investment Cooperation Agreement, dated July 17, 2020 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on July 21, 2020)

4.10	Director Offer Letter Agreement by and between the Company and Li Sing Leung, dated August 4, 2020 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on August 4, 2020)

4.11	Share Purchase Agreement dated August 3, 2020 by and between the Company and Hantu (Hangzhou) Asset Management Co., Ltd. (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on August 7, 2020)

4.12	Form of Securities Purchase Agreement by and between the Company and certain “non-U.S. Persons” (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on August 27, 2020)

4.13	Employment Agreement by and between the Company and Li Sing Leung, dated September 15, 2020 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on September 15, 2020)

4.14	Form of Securities Purchase Agreement by and between the Company and certain “non-U.S. Persons” (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on October 21, 2020)

4.15	Form of Securities Purchase Agreement by and between the Company and certain non-affiliated institutional investors (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on December 28, 2020)

4.16	Form of Lock-up Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on December 28, 2020)

4.17	Letter Agreement by and between the Company and Maxim Group LLC, dated November 12, 2020 (incorporated by reference to Exhibit 99.4 of the Company’s current report on Form 6-K filed with the Commission on December 28, 2020)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

*	Filed herewith.
**	Furnished herewith.
***	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOS LIMITED

By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chief Executive Officer, Chairman and Executive Director

By:	/s/ Li Sing Leung
	Name:	Li Sing Leung
	Title:	Chief Financial Officer and Director

Date:	May 5, 2021