Form 20-F/A
period 2020-12-31
SOS Ltd
filed 2022-01-07
CIK 1346610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“ADSs” refers to our American depositary shares, each of which represents 10 Class A ordinary share;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	“Class A ordinary shares” refers to Class A ordinary shares, par value US$0.0001 per share of SOS Limited;

●	“Class B ordinary shares” refers to Class B ordinary shares, par value US$0.0001 per share of SOS Limited;

●	“SOS,” “we,” “us,” “our company” and “our” refer to SOS Limited, an exempted company registered in the Cayman Islands with limited liability, and its subsidiaries and its consolidated variable interest entities, and, in the context of describing our operations and combined and consolidated financial information, also include its affiliated entity and its subsidiaries;

●	“investors” refers to lenders of capital on our marketplace, unless the context indicates otherwise;

●	“NYSE” refers to the New York Stock Exchange;

●	“RMB” and “Renminbi” refer to the legal currency of China; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

●	“subsidiary(ies)” refer to our subsidiaries, including SOS Information Technology New York, Inc., Yong Bao Two Limited, Canada XX Exchange Limited, China SOS Limited, Qingdao SOS Investment Management Co., Ltd., and Qingdao SOS Investment LLP.

●	“variable interest entity(ies)” refer to our consolidated variable interest entities, including Qingdao SOS Industrial Holding Co., Ltd., Qingdao SOS Digital Technologies Inc., SOS Information Technology Co., Ltd., Inner Mongolia SOS Insurance Agency Co., Ltd., SOS Ronghe Digital Technology Co., Ltd. and SOS International Trading Co., Ltd.

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

PART I

We are a Cayman Islands holding company conducting a portion of our operations in China through Qingdao SOS Industrial Holding Co., Ltd., a variable interest entity (“VIE”), and its subsidiaries. Investors of our ADSs are not investing in the VIE. Neither we nor our subsidiaries own any share in the VIE. Instead, we control and receive the economic benefits of the VIE’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated May 14, 2020. The VIE Agreements are designed to provide our wholly-foreign owned entity (“WFOE”), Qingdao SOS Investment Management Co., Ltd., with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including absolute control rights and the rights to the assets, property, and revenues of the VIE. As a result of these contractual arrangements, which have not been tested in a court of law, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations. See “Item 3. Key Information — Contractual Agreements between WFOE and The VIE” for a summary of these VIE Agreements.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our VIE Agreements may not be effective in providing control over the VIE. The VIE structure is used to replicate foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. As a result, you may never directly hold equity interests in our PRC operating entities. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. We are also subject to the risks and uncertainties about any future actions of the PRC government that could disallow the VIE structure, which would likely result in a material change in our operations. See “Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capital outside China, all of which could materially and adversely affect our business and the value of our securities,” “Risk Factors—Risks Related to Our Corporate Structure.”

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.	KEY INFORMATION

We are a Cayman Islands holding company conducting a portion of our operations in China through Qingdao SOS Industrial Holding Co., Ltd., a variable interest entity (“VIE”), and its subsidiaries. Investors of our ADSs are investing in SOS Limited, the holding company, and are not investing in the VIE in which the Company’s operations are conducted. Neither we nor our subsidiaries own any share in the VIE. Instead, we control and receive the economic benefits of the VIE’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated May 14, 2020. The VIE Agreements are designed to provide our wholly-foreign owned entity (“WFOE”), Qingdao SOS Investment Management Co., Ltd., with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including absolute control rights and the rights to the assets, property, and revenues of the VIE. As a result of these contractual arrangements, which have not been tested in a court of law, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations. Below is a summary of the VIE Agreements:

Contractual Agreements between WFOE and the VIE

On May 14, 2020, Qingdao SOS Investment Management Co., Ltd. (formerly known as Weibao Enterprise Management Consulting (Shijiazhuang) Co., Ltd.) (“Qingdao SOS Investment”), Qingdao SOS Industrial Holding Co., Ltd. (formerly known as Guian New Area Zhongyuan Technology Co., Ltd.) (“Qingdao SOS Industrial”), and Messrs. Yilin Wang, Weidong Feng, and Xianlong Wu, citizens of China and shareholders of Qingdao SOS Industrial, entered into the following agreements, or collectively, the “Variable Interest Entity Agreements” or “VIE Agreements,” pursuant to which Qingdao SOS Investment has contractual rights to control and operate the business of Qingdao SOS Industrial (the “VIE”). Therefore, pursuant to ASC 810, Qingdao SOS Industrial has been included in the Company’s consolidated financial statements since then.

The VIE Agreements are as follows:

1)	Technical Consulting and Service Agreement by and between Qingdao SOS Investment and Qingdao SOS Industrial. Pursuant to the Exclusive Technical Consulting and Service Agreement, Qingdao SOS Investment agreed to act as the exclusive consultant of Qingdao SOS Industrial and provide technical consulting and services to Qingdao SOS Industrial. In exchange, Qingdao SOS Industrial agreed to pay Qingdao SOS Investment a technical consulting and service fee, the amount of which is to be equivalent to the amount of net profit before tax of Qingdao SOS Industrial, payable on a quarterly basis after making up losses of previous years (if necessary) and deducting necessary costs, expenses and taxes related to the business operations of Qingdao SOS Industrial. Without the prior written consent of Qingdao SOS Investment, Qingdao SOS Industrial may not accept the same or similar technical consulting and services provided by any third party during the term of the agreement. All the benefits and interests generated from the agreement, including but not limited to intellectual property rights, know-how and trade secrets, will be Qingdao SOS Investment’s sole and exclusive property. This agreement has a term of 20 years and may be extended unilaterally by Qingdao SOS Investment with Qingdao SOS Investment’s written confirmation prior to the expiration date. Qingdao SOS Industrial cannot terminate the agreement early unless Qingdao SOS Investment commits fraud, gross negligence or illegal acts, or becomes bankrupt or winds up.

2)	Equity Interest Purchase Option Agreement by and among Qingdao SOS Investment, Qingdao SOS Industrial, and Messrs. Yilin Wang, Weidong Feng and Xianlong Wu. Pursuant to the Exclusive Purchase Option Agreement, Messrs. Yilin Wang, Weidong Feng and Xianlong Wu granted to Qingdao SOS Investment and any party designated by Qingdao SOS Investment the exclusive right to purchase, at any time during the term of this agreement, all or part of the equity interests in Qingdao SOS Industrial, or the “Equity Interests,” at a purchase price equal to the registered capital paid by Messrs. Yilin Wang, Weidong Feng and Xianlong Wu for the Equity Interests, or, in the event that applicable law requires an appraisal of the Equity Interests, the lowest price permitted under applicable law. Pursuant to powers of attorney executed by Messrs. Yilin Wang, Weidong Feng and Xianlong Wu, they irrevocably authorized any person appointed by Qingdao SOS Investment to exercise all shareholder rights, including but not limited to voting on their behalf on all matters requiring approval of Qingdao SOS Industrial’s shareholders, disposing of all or part of the shareholders’ equity interest in Qingdao SOS Industrial, and electing, appointing or removing directors and executive officers. The person designated by Qingdao SOS Investment is entitled to dispose of dividends and profits on the equity interest without reliance on any oral or written instructions of Messrs. Yilin Wang, Weidong Feng and Xianlong Wu. The powers of attorney will remain in force for so long as Messrs. Yilin Wang, Weidong Feng and Xianlong Wu remain the shareholders of Qingdao SOS Industrial. Messrs. Yilin Wang, Weidong Feng and Xianlong Wu have waived all the rights which have been authorized to Qingdao SOS Investment’s designated person under the powers of attorney.

3)	Equity Pledge Agreement by and among Qingdao SOS Investment, Qingdao SOS Industrial, and Messrs. Yilin Wang, Weidong Feng and Xianlong Wu. Pursuant to the Equity Pledge Agreement, Mr. Messrs. Yilin Wang, Weidong Feng and Xianlong Wu pledged all of the Equity Interests to Qingdao SOS Investment to secure the full and complete performance of the obligations and liabilities on the part of Qingdao SOS Industrial and them under this and the above contractual arrangements. If Qingdao SOS Industrial, Messrs. Yilin Wang, Weidong Feng or Xianlong Wu breaches their contractual obligations under these agreements, then Qingdao SOS Investment, as pledgee, will have the right to dispose of the pledged equity interests. Messrs. Yilin Wang, Weidong Feng and Xianlong Wu agree that, during the term of the Equity Pledge Agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Qingdao SOS Investment’s rights relating to the equity pledge should not be interfered with or impaired by the legal actions of the shareholders of Qingdao SOS Industrial, their successors or designees. During the term of the equity pledge, Qingdao SOS Investment has the right to receive all of the dividends and profits distributed on the pledged equity. The Equity Pledge Agreement will terminate as soon as reasonably practical when Qingdao SOS Industrial, Messrs. Yilin Wang, Weidong Feng and Xianlong Wu have completed all their obligations under the contractual agreements described above.

4)	Voting Rights Proxy and Financial Support Agreement by and among Qingdao SOS Investment, Qingdao SOS Industrial, and Messrs. Yilin Wang, Weidong Feng and Xianlong Wu. Pursuant to the Voting Rights Proxy and Financial Support Agreement, Messrs. Yilin Wang, Weidong Feng and Xianlong Wu entrusts Qingdao SOS Investment or Qingdao SOS Investment’s designee to vote on their behalf at the shareholder meetings of Qingdao SOS Industrial. As consideration for the entrustment of the voting rights of Messrs. Yilin Wang, Weidong Feng and Xianlong Wu at Qingdao SOS Industrial’s shareholder meetings to Qingdao SOS Investment, Qingdao SOS Investment agreed to arrange for funds to be provided as necessary in connection with the business operations of Qingdao SOS Industrial. Qingdao SOS Investment further agreed that if the business were to fail in the ordinary course of business, none of Messrs. Yilin Wang, Weidong Feng and Xianlong Wu shall have any obligation to repay the financial support provided by Qingdao SOS Investment.

We primarily have relied and expect to continue to rely on the VIE Agreements to control and operate the business of the VIE. The VIE Agreements, however, may not be as effective in providing us with the necessary control over the VIE and its operations. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. Under the current VIE Agreements, however, we rely on the performance by the VIE and its shareholders of their respective obligations under the contracts to exercise control over the VIE. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. Our VIE Agreements may not be effective in providing control over the VIE. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. Neither we nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering of our ADSs in the United States, and we do not intend to obtain the approval from either the CSRC or the CAC in connection with any such offering, since we do not believe, based upon advice of our PRC counsel, Hebei Changjun Law Firm, that such approval is required for the time being. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations. See “Risk Factors—Risks Related to Doing Business in China,” “—Risks Related to Our Securities —The approval of the CSRC, the CAC and other compliance procedures may be required in connection with any offering of ADSs we may make, and, if required, we cannot predict whether we will be able to obtain such approval,” and “Risk Factors—Risks Related to Our Corporate Structure.”

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

As a Cayman Islands holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to the operating entities (as a subsidiary) in China only through loans or capital contributions, and to the consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to the onshore entities (i.e. the PRC subsidiaries and VIE entities), we will be required to make filings about details of the loans with SAFE in accordance with relevant PRC laws and regulations. The PRC subsidiaries and VIE entities that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations.

As of the date of this report, there have not been any dividends or distributions made to the holding company, nor have there been any dividends or distributions made to U.S. investors. We are subject to restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. We are also subject to restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and/or consolidated VIEs, to our holding company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Neither we nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering of our ADSs in the United States, and we do not intend to obtain the approval from either the CSRC or the CAC in connection with any such offering, since we do not believe, based upon advice of our PRC counsel, Hebei Changjun Law Firm, that such approval is required for the time being. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. See “Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and our ability to transfer cash between our PRC subsidiaries and us, across borders, and to investors and affect the value of your investment,” and “Risks Related to Our Corporate Structure.”

The following financial information of the VIEs and non-VIEs was recorded in the accompanying consolidated financial statements:

The non-VIEs include SOS Limited, which owns 100% of SOS Information Technology New York Inc., and 100% of YBT Ltd. YBT Ltd. owns 100% of China SOS Ltd. China SOS Ltd, owns 100% of Qingdao SOS Investment Management Co., Ltd. (“WFOE”). WFOE owns 99% of Qingdao SOS Investment LLP.

The VIEs include Qingdao SOS Industrial Holding Co., Ltd., which owns 100% of SOS Information Technology Co., Ltd. SOS Information Technology Co., Ltd. owns 100% of Inner Mongolia SOS Insurance Agency Co., Ltd. and 100% of SOS International Trading Co., Ltd.

From a financial consolidation point of view, the Company did not have non-VIEs for the years ended December 31, 2018 and 2019. Please refer to financial statements on Pages F-2 to F-5 of our annual report on Form 20-F filed on May 5, 2021 for details. VIEs and non-VIEs became applicable from the fiscal year ended December 31, 2020.

Audited condensed consolidated statement of cash flow
(US$ thousands, except share data and per share data, or otherwise noted)

	Parents	VIEs	Consolidated
	31-Dec-20	31-Dec-20	31-Dec-20
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(1,855)	6,259	4,404
Adjustments to reconcile net income net cash used in operating
Depreciation of property, plant and equipment	-	2	2
Share-based compensation	506	0	506
Allowance for doubtful accounts - accounts receivable	-		1
Allowance for doubtful accounts - other receivable	0	158	158
Loss on acquisition	-	5,679	5,679
Income from disposal of discontinued operations	-	(63)	(63)

Changes in operating assets and liabilities
Accounts receivable	-	(2,065)	(2,065)
Other receivables	-	(36,019)	(36,019)
Amount due from related parties	(102)	(2,769)	(2,871)
Tax payables	-		292
Accounts payable	-	(11,940)	(11,940)
other payables	-	1,484	1,484
Amount due to related parties	-	(3,666)	(3,666)
Contract liabilities	-	546	546
Net cash (used in) generated from operating activities	(1,451)	(42,394)	(43,552)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, equipment and equipment	-	(501)	(501)
Proceed from disposals of discontinued operations	-	3,500	3,500
Net cash (used in) generated from investing activities	-	2,999	2,999

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	-	3,578	3,578
Proceed from private equity placement, net of issuance costs	-	39,973	39,973
Net cash generated from (used in) financing activities	-	43,551	43,551

EFFECT OF EXCHANGE RATES ON CASH	-	683	683

NET CASH CHANGES IN CASH AND CASH EQUIVALENTS	(1,451)	4,839	3,681
CASH AND CASH EQUIVALENTS, beginning of year	1,450	(1,409)	41
CASH AND CASH EQUIVALENTS, end of year	1	3,721	3,722

Cash owed by VIEs to non-VIEs amounted to US$43.57 million as of December 31, 2020. The Company sold 65,337,649 units at an offering price of $0.281 per unit, each unit consisting of one Class A Ordinary Share and warrant to purchase one Class A Ordinary Share, issued in a private placement closed on November 5, 2020, 53,580,020 units at the offering price of $0.27 per unit, issued in a private placement that closed on August 27, 2020 and 67,445,674 units at the offering price of $0.14634 per unit, issued in a private placement that closed on July 2, 2020. SOS Information Technology Co., Ltd., a VIE of the Company received net proceeds of US$39.97 million on behalf of SOS Ltd.

The Company sold 2,600,000 ADSs at the offering price of $1.55 per ADS and warrants to purchase 2,600,000 ADSs issued in a registered direct offering that closed on December 24, 2020, and received net proceeds of US$3.6 million. These funds were subsequently transferred to the VIEs via WFOE. A common practice is for parent companies to charge the VIEs a management fee, and transfer funds across the border after paying a 10% - 15% withholding tax to Chinese tax authorities. No such arrangement has been implemented yet for this purpose at this point in time.

No cash was owed to non-VIE entities by VIEs as of December 31, 2020.

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

Risk Factors Summary

Investing in our ADSs involves a high degree of risk. Below is a summary of material factors that make an investment in our ADSs speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 8 of this prospectus and under similar headings in the other documents that are filed with the SEC, and incorporated by reference into this prospectus for additional discussion of the risks summarized in this risk factor summary as well as other risks that we face. These risks include, but are not limited to, the following:

●	The outbreak of the COVID-19 has negatively impacted our business operations and is expected to continue to have an adverse impact on our planned operations.

●	We are a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the PRC and the VIE. We control and receive the economic benefits of the VIE’s business operations through certain contractual arrangements. Our ADSs are shares of our Cayman Islands holding company instead of shares of our VIE in China.

●	If the PRC government deems that the contractual arrangements in relation to the VIE does not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our results of operations and the value of your investment.

●	Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

●	We are a “foreign private issuer” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	Governmental control of currency conversion may affect the value of your investment.

A.	Selected Financial Data

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

Because we are a Cayman Islands holding company and conduct our business through the VIE in China, if we fail to comply with applicable PRC law, we could be subject to severe penalties and our business could be adversely affected.

We are a Cayman Islands holding company and operate a portion of our business through the VIE in China through VIE Agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the VIE Agreements between WFOE and the VIE.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for such an offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

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

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for any of our future offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for such offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from such offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt such offerings before the settlement and delivery of the ADSs offered thereunder. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs in such an offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our offerings, we may be unable to obtain a waiver of such approval requirements.

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

PRC regulatory authorities could impose further restrictions on the convertibility of the Renminbi. Any future restrictions on currency exchanges may limit our ability to use the proceeds of such offerings in a business combination with a PRC target company and the use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC.

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

Uncertainties with respect to the PRC legal system could affect us

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Moreover, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on U.S. exchanges if its auditor is not subject to PCAOB audit for two consecutive years instead of three, thus reducing the time period before such securities would be delisted.

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

The following financial information of the VIEs and Non-VIEs was recorded in the accompanying consolidated financial statements:

Audited Condensed Consolidated Balance Sheet
(US$ thousands, except share data and per share data, or otherwise noted)

	Parents 31-Dec-20	VIEs 31-Dec-20	Adjustment effect	Consolidated 31-Dec-20
	US$	US$		US$
ASSETS
Current assets:
Cash and cash equivalents	1	3,721		3,722
Accounts receivable, net	-	10,235		10,235
Other receivables - net	51,639	47,373	(51,639)	47,373
Amount due from related parties	102	3,591		3,693
Total current assets	51,742	64,920		65,023
Non-current assets:
Operating lease, right-of-use assets	-	4,158		4,158
Property equipment and software, net	-	509		509
Goodwill	-	72		72
Total non-current assets	-	4,739		4,739
Total assets	51,742	69,659		69,762

LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	1,078		1,078
Amount due to related parties	-	1,909		1,909
Operating lease liability-current	-	834		834
Contract liability	-	610		610
Tax payable	-	665		665
Other payables	-	53,320	(51,639)	1,681
Total current liabilities	-	58,416		6,777
Operating lease liability-noncurrent	-	2,749		2,749
Total non-current liability	-	2,749		2,749
Total liabilities	-	61,165		9,526
Shareholder’s equity
Paid up capital	60	-		60
Additional paid-in capital	53,599	2		53,600
Retained earnings	(1,855)	7,693		5,838
Accumulated other comprehensive income (loss)	-61	799		738
Total Shareholders’ equity	51,742	8,494		60,236
Total Liabilities and shareholders’ equity	51,742	69,659		69,762

Audited condensed consolidated Statements of comprehensive of loss
(US$ thousands, except share data and per share data, or otherwise noted)

	Parents	VIEs	Consolidated
	31-Dec-20	31-Dec-20	31-Dec-20
	US$	US$	US$
REVENUES	-	50,289	50,289
COST OF REVENUES	-	(37,295)	(37,295)
GROSS PROFIT	-	12,994	12,994
OPERATING EXPENSES:
General and administrative	(1,349)	(1,052)	(2,401)
Share-based compensation	(506)	-	(506)
Total operating expenses	(1,855)		(2,907)
INCOME FROM OPERATIONS	(1,855)	11,943	10,087
OTHER INCOME(EXPENSE):
Loss on acquisition	-	(5,679)	(5,679)
Other income(expense). net	-	625	625
Total other (expenses), income, net	-	(5,054)	(5,054)
INCOME (LOSS) BEFORE INCOME TAXES	(1,855)	6,889	5,033
INCOME TAXES	-	(147)	(147)
NET INCOME(LOSS) - CONTINUING OPERATION	(1,855)	6,741	4,886

DISCONTINUED OPERATIONS:
Loss from discontinued operations	-	(545)	(545)
Income from disposal of discontinued operations	-	63	63
LOSS FROM DISCONTINUED OPERATIONS	-	(482)	(482)

NET PROFIT(LOSS)	(1,855)	6,259	4,404

OTHER COMPREHENSIVE INCOME(LOSS)
Foreign currency translation adjustment - net of tax	874	-	874
COMPREHENSIVE INCOME(LOSS)	(981)	6,259	5,278

Inter-company account reconciliation and elimination In US$ “000” as at December 31, 2020
Legal entities	SOS Ltd	YBT Ltd.	SOS NY Inc.	China SOS Ltd.	Qingdao SOS lnvet/WOFE	Qingdao SOS lndus Holding	Qingdao SOS Invet LLP	SOS IT Co., Ltd.	SOS Inner Mongolia	SOS Intel Trading	Total
SOS Ltd.				3,578				38,429			42,007
YBT Ltd.											-
SOS NY Inc.											-
China SOS Ltd	(3,578)										(3,578)
Qingdao SOS lnvet/WOFE								392			392
Qingdao SOS Indus Holding											-
Qingdao SOS Invet LLP											-
SOS IT Co., Ltd.	(38,429)				(392)				(100)		(38,922)
SOS Inner Mongolia								100			100
SOS Intel Trading											-
Total	(42,007)	-	-	3,578	(392)	-	-	38,922	(100)	-	-

Long term investment In US$“000” as at December 31, 2020
Investor/Investee	Ownership	SOS Ltd	YBT Ltd.	SOS NY Inc.	China SOS Ltd.	Qingdao SOS Invest/WOFE	Qingdao SOS Indust. Holding	Qingdao SOS Invt. LLP	SOS IT Co., Ltd	SOS Inner Mongolia	SOS Intel Trading	Total
SOS Ltd.												-
YBT Ltd.												-
SOS NY Inc.												-
China SOS Ltd	100%					3,419						3,419
Qingdao SOS Invet/WOFE												-
Qingdao SOS Indust. Holding												-
Qingdao SOS Invt. LLP												-
SOS IT Co., Ltd.	100%									537		537
SOS Inner Mongolia												-
SOS Intel Trading												-
Total		-	-	-	-	3,419	-	-	-	537	-	3,956

A.	Operating Results

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

7.	Other payables

Other payables and accrued liabilities consist of the following:

	December 31, 2020	December 31, 2019	December 31, 2018
Payables to non-trade vendors and service providers	$1,513	$177	$371
Accrued salary	2	2	2
Others	166	18	41
	$1,681	$197	$414

8.	Related party balances and transactions

Amount due from related parties

Name of Related Party	Relationship	Nature	December 31, 2020	December 31, 2019	December 31, 2018
Yongbao Insurance agency Co., Ltd. and subsidiaries	Common shareholder	Inter-transaction	$3,525	$-	$3,457
Wang Yaxian	Shareholder of the Company	Other receivables	-	613	643
Kong Deyu	Senior management of the Company	Other receivables	160	151	-
Li Sing Leung	CFO of the Company	Other receivables	7	-	-
Wang Yilin	Director of China SOS	Other receivables	1	58
			$3,693	$822	$4,100

Amount due to related parties

Name of Related Party	Relationship	Nature	December 31, 2020	December 31, 2019	December 31, 2018
Yongbao Insurance agency Co., Ltd.	Common shareholder	Inter-transaction	$1,831	$4,811	$7,507
Wang Yilin	Director of China SOS	Other payables	70	4	2
Wang Yaxian	Shareholder of the Company	Other payables	5	760	-
Bian Jingxue	Senior management of the Company	Other payables	3	-	-
			$1,909	$5,575	$7,509

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

9.	Taxes

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

* * * * *

ITEM 19.	EXHIBITS

1.1	Fifth amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F, as amended, filed with the Commission on October 12, 2021)

1.2	Form of Written Ordinary Resolutions of the Company (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2***	Registrant’s Specimen Certificate for Ordinary Shares

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on April 14, 2017)

2.4	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on June 29, 2020)

2.5	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on August 27, 2020)

2.6	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on October 21, 2020)

2.7	Form of ADS Purchase Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on December 28, 2020)

4.1	Amendment No. 1 To Senior Secured Promissory Note (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 14, 2020)

4.2	Amendment No. 2 To Senior Secured Promissory Note (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 24, 2020)

4.3	Amendment No. 3 To Senior Secured Promissory Note (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 13, 2020)

4.4	Form of Tripartite Agreement by and among the Company, True North Financial, LLC, Yong Bao Two Ltd. and certain individual purchasers (incorporated by reference to Exhibit 4.13 of the Company’s annual report on Form 20-F filed with the Commission on June 15, 2020)

4.5	Form of Assumption Agreement by and among the Company, True North Financial, LLC, the shareholders of Yong Bao Two Ltd. and certain individual purchasers (incorporated by reference to Exhibit 4.14 of the Company’s annual report on Form 20-F filed with the Commission on June 15, 2020)

4.6	Form of Share Purchase Agreement by and among the Company, Yong Bao Two Ltd., the shareholders of Yong Bao Two Ltd. and certain individual purchasers (incorporated by reference to Exhibit 4.15 of the Company’s annual report on Form 20-F filed with the Commission on June 15, 2020)

4.7	Form of Amendment No. 1 to Share Purchase Agreement by and among the Company, Yong Bao Two Ltd., the shareholders of Yong Bao Two Ltd. and certain individual purchasers (incorporated by reference to Exhibit 4.16 of the Company’s annual report on Form 20-F filed with the Commission on June 15, 2020)

4.8	Form of Securities Purchase Agreement by and between the Company and certain “non-U.S. Persons” (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on June 29, 2020)

4.9	Unofficial Translation of Investment Cooperation Agreement, dated July 17, 2020 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on July 21, 2020)

4.10	Director Offer Letter Agreement by and between the Company and Li Sing Leung, dated August 4, 2020 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on August 4, 2020)

4.11	Share Purchase Agreement dated August 3, 2020 by and between the Company and Hantu (Hangzhou) Asset Management Co., Ltd. (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on August 7, 2020)

4.12	Form of Securities Purchase Agreement by and between the Company and certain “non-U.S. Persons” (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on August 27, 2020)

4.13	Employment Agreement by and between the Company and Li Sing Leung, dated September 15, 2020 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on September 15, 2020)

4.14	Form of Securities Purchase Agreement by and between the Company and certain “non-U.S. Persons” (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on October 21, 2020)

4.15	Form of Securities Purchase Agreement by and between the Company and certain non-affiliated institutional investors (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on December 28, 2020)

4.16	Form of Lock-up Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on December 28, 2020)

4.17	Letter Agreement by and between the Company and Maxim Group LLC, dated November 12, 2020 (incorporated by reference to Exhibit 99.4 of the Company’s current report on Form 6-K filed with the Commission on December 28, 2020)

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F, as amended, filed with the Commission on October 12, 2021)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

*	Filed herewith.
**	Furnished herewith.
***	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOS LIMITED

By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chief Executive Officer, Chairman and Executive Director

By:	/s/ Li Sing Leung
	Name:	Li Sing Leung
	Title:	Chief Financial Officer and Director

Date:	January 7, 2022