Form 20-F
period 2021-12-31
SOS Ltd
filed 2022-05-02
CIK 1346610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

2,340,462,712 Class A ordinary shares

2,775,018,991 Class B ordinary shares

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

Yes ☐     No ☒

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“ADSs” refers to our American depositary shares, each of which represents 10 Class A ordinary share;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	“Class A ordinary shares” refers to Class A ordinary shares, par value US$0.0001 per share of SOS Limited;

●	“Class B ordinary shares” refers to Class B ordinary shares, par value US$0.0001 per share of SOS Limited;

●	“SOS,” “we,” “us,” “our company” and “our” refer to SOS Limited, an exempted company registered in the Cayman Islands with limited liability, and its subsidiaries and its consolidated variable interest entities, and, in the context of describing our operations and combined and consolidated financial information, also include its affiliated entity and its subsidiaries;

●	“investors” refers to lenders of capital on our marketplace, unless the context indicates otherwise;

●	“NYSE” refers to the New York Stock Exchange;

●	“RMB” and “Renminbi” refer to the legal currency of China; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

●	“Parent” refers to SOS Limited., which owns 100% of SOS Information Technology New York Inc., and 100% of YBT Ltd. YBT Ltd. owns 100% of China SOS Ltd. China SOS Ltd owns 100% of Qingdao SOS Investment Management Co., Ltd. (“WFOE”). WFOE owns 99% of Qingdao SOS Investment LLP. These legal entities are connected through equity ownership and are not VIEs.

●	“subsidiary(ies)” refer to our subsidiaries, including SOS Information Technology New York, Inc., Yong Bao Two Limited, Canada XX Exchange Limited, China SOS Limited, Qingdao SOS Investment Management Co., Ltd., and Qingdao SOS Investment LLP.

●	“variable interest entity(ies)” refer to our consolidated variable interest entities, including Qingdao SOS Industrial Holding Co., Ltd., Qingdao SOS Digital Technologies Inc., SOS Information Technology Co., Ltd., Inner Mongolia SOS Insurance Agency Co., Ltd., SOS Ronghe Digital Technology Co., Ltd. and SOS International Trading Co., Ltd.

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

PART I

We are a Cayman Islands holding company conducting a portion of our operations in China through Qingdao SOS Industrial Holding Co., Ltd., a variable interest entity (“VIE”), and its subsidiaries. Investors of our ADSs are not investing in the VIE. Neither we nor our subsidiaries own any share in the VIE. Instead, for accounting purposes, we control and receive the economic benefits of the VIE’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated May 14, 2020, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. As a result of these contractual arrangements, which have not been tested in a court of law, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, and we therefore operate these businesses in China through the VIE. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements. See “Item 3. Key Information — Contractual Agreements between WFOE and The VIE” for a summary of these VIE Agreements.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our VIE Agreements may not be effective in providing control over the VIE. The VIE structure is used to replicate foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. As a result, you may never directly hold equity interests in our PRC operating entities. We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. We are also subject to the risks and uncertainties about any future actions of the PRC government that could disallow the VIE structure, which would likely result in a material change in our operations. See “Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capital outside China, all of which could materially and adversely affect our business and the value of our securities,” “Risk Factors—Risks Related to Our Corporate Structure.”

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

We primarily have relied and expect to continue to rely on the VIE Agreements to control and operate the business of the VIE. The VIE Agreements, however, may not be as effective in providing us with the necessary control over the VIE and its operations. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. Under the current VIE Agreements, however, we rely on the performance by the VIE and its shareholders of their respective obligations under the contracts to exercise control over the VIE. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. Our VIE Agreements may not be effective in providing control over the VIE. We may be also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. Neither we nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering of our ADSs in the United States, and we do not intend to obtain the approval from either the CSRC or the CAC in connection with any such offering, since we do not believe, based upon advice of our PRC counsel, Hebei Changjun Law Firm, that such approval is required for the time being. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations. See “Risk Factors—Risks Related to Doing Business in China,” “—Risks Related to Our Securities —The approval of the CSRC, the CAC and other compliance procedures may be required in connection with any offering of ADSs we may make, and, if required, we cannot predict whether we will be able to obtain such approval,” and “Risk Factors—Risks Related to Our Corporate Structure.”

As of December 31, 2021 and 2020, the VIE accounted for an aggregate of 99% and 100%, respectively, of our consolidated total assets, 99% and 100% respectively, of our consolidated total liabilities, and 100% and 100% respectively, of our consolidated total net revenues. See our consolidated financial statements and the related notes in this annual report.

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

The following financial information has been prepared to illustrate the consolidated cash flows for the years ended December 31, 2021 for (i) SOS Ltd; (ii) China SOS Ltd.; (iii)WFOE; (iv) VIE; (v) Subsidiaries outside China (vi) Subsidiaries inside China. The financial information of SOS Ltd. has been extracted from: SOS Ltd’ audited consolidated statements of cash flows for the year ended December 31, 2021 and the related notes, included elsewhere in this annual report.

SOS Ltd. (“SOS”) refers to the ultimate parent or the registrant, a Cayman Islands exempt company.

China SOS Ltd (“China SOS”) is a Hong Kong corporation.

WFOE refers to Qingdao SOS Investment Management Co., Ltd. (“WFOE”), a PRC corporation.

VIE refers to Qingdao SOS Industrial Holding Co., Ltd. (“VIE”), a PRC corporation.

Subsidiaries outside China include Yong Bao Two Ltd. (“YBT,” a British Virgin Islands company), FWD Ltd. (“FWD,” British Virgin Islands company), SOS Information Technology New York Inc.(“SOSNY,” a New York corporation), FD LLC (“FD,” a Nevada corporation), Future Technology Global Ltd. (“FTHK,” a Hong Kong corporation), Canada XX Exchange Ltd.(“CXXE,” a Canada corporation) and US XX Exchange Ltd. (“USXXE,” a Colorado corporation).

Subsidiaries inside China refers to the VIE’s subsidiaries, including SOS Information Technology Co.,Ltd (“SOSIT”), Inner Mongolia SOS Insurance Agency Co., Ltd (“IMSOS”); and directly owned subsidiaries including SOS International Trading Co., Ltd (“SOSINT”), Qingdao SOS Investment LLP (“SOSIL”), Qingdao SOS Digital Technologies Ltd. (“SOSDT”), Common Prosperity Technology Co., Ltd. (“SOSCP”), SOS Ronghe Digital Technology Co., Ltd. (“SOSRD”), Weigou International Trading Co., Ltd (“SOSWI”), Shuyun International Trading Co., Ltd (“SOSSI”), SOS Auto Service Co., Ltd. (“SOSAS”), and Chexiaoer Technology Co., Ltd (“SOSCX”).

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
					Subsidiaries	Subsidiaries	Consolidation	Consolidation	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	inside China	Adjustments(a)	Adjustments(b)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(54,250)	2,648	(12)	3	(10,584)	911	-	12,033	(49,251)
Adjustments to reconcile net income net cash used in operating activities:									-
Depreciation of property, plant and equipment	-	-	-	-	-	5,203	-	-	5,203
Depreciation of ROU	-	-	-	-	-	843	-	-	843
Share-based compensation	33,537	-	-	-	-	-	-	-	33,537
Accretion of finance leases	-	-	-	-	-	152	-	-	152
Allowance for doubtful accounts - accounts receivable	-	-	-	-	-	963	-	-	963
Allowance for doubtful accounts - other receivable	-	-	-	-	-	269	-	-	269
Impairment of cryptocurrencies	-	-	-	-	925	-	-	-	925
Changes in operating assets and liabilities
Accounts receivable	-	-	-	-	-	(15,894)	-	-	(15,894)
Other receivables	(9,522)	(99,516)			(595)	(16,228)			(125,861)
Inter-company account	(99,132)	128,855	(311,415)	-	84,650	197,042	-	-	-
Amount due from related parties	-	(900)	(2)	-	1,000	(4,244)	-	-	(4,146)
Intangible assets	-	(14,502)	-	-	-	-	-	-	(14,502)
Accrued liabilities	-	-	-	-	3	19,812	-	-	19,815
Inventory	-	-	-	-	-	(96,071)	-	-	(96,071)
Tax payables	-	-	-	-	-	(8,371)	-	-	(8,371)
Accounts payable	-	11,359	-	-	-	17,050	-	-	28,409
Other payables	5,141	121	47	-	-	(306)	-	-	5,003
Amount due to related parties	15	-	-	-	9	844	-	-	868
Contract liabilities	-	-	-	-	-	(454)	-	-	(454)
Net cash (used in) generated from operating activities	(124,211)	28,065	(311,382)	3	75,408	101,521	-	12,033	(218,563)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	(11,358)	-	-	(16,922)	(4,754)	-	-	(33,034)
Investment in equity	(374,463)	(310,205)	-	-	(64,794)	(657)	750,119	-	-
Net cash (used in) generated from investing activities	(374,463)	(321,563)	-	-	(81,716)	(5,411)	750,119	-	(33,034)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principle portion of lease liabilities	-	-	-	-	-	(1,764)	-	-	(1,764)
Proceed from share issuance, net of issuance costs	510,271	452,076	315,547		110,523	(40,426)	(750,119)	(12,033)	585,839
Proceed from private equity placement, net of issuance costs	-	-	-	-	-	-	-	-	-
Net cash generated from (used in) financing activities	510,271	452,076	315,547	-	110,523	(42,190)	(750,119)	(12,033)	584,075
									-
EFFECT OF EXCHANGE RATES ON CASH	-	-	(1)	-	(98)	1,925	-	-	1,826

Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	11,597	158,578	4,164	3	104,117	55,845	-	-	334,304
CASH AND CASH EQUIVALENTTS, beginning of year	1	-	-	-	-	3,721	-	-	3,722
CASH AND CASH EQUIVALENTTS, end of year	11,598	158,578	4,164	3	104,117	59,566	-	-	338,026

During the year of 2021, SOS Ltd. completed several rounds of registered direct offerings, raising $585.6 million in net proceeds. Consolidation elimination (b) represents an entry to offset part of its legal expense against gross proceeds from the registered direct offerings.

(a) Some of these proceeds are used to finance its operation in subsidiaries outside China and subsidiaries inside China. For example, inventory, accounts receivable, other receivable/prepayment to vendors inside China have increased to $96.1 million, $15.9 million and $16.2 million, respectively.

SOS has acquired $27.8 million of equipment for production in total, of which $26.8  million was spent on the Wisconsin Super Computer Center in North America to build up its hosting service in subsidiaries outside China.

PCAOB Inspection

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s auditor, Audit Alliance LLP, is based in Singapore, and therefore are not affected by this mandate by the PCAOB.

Risk Factors Summary

Investing in our ADSs involves a high degree of risk. Below is a summary of material factors that make an investment in our ADSs speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 9 of this prospectus and under similar headings in the other documents that are filed with the SEC, and incorporated by reference into this prospectus for additional discussion of the risks summarized in this risk factor summary as well as other risks that we face. These risks include, but are not limited to, the following:

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2019, 2020 and 2021 and the selected consolidated balance sheets data as of December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2019, 2020 and 2021 and the selected consolidated balance sheets data as of December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our and the selected consolidated balance sheets data as of December 31, 2019, 2020 and 2021 and selected consolidated statement of comprehensive income for the years ended December 31, 2019, 2020 and 2021.

(US$ thousands, or otherwise noted)

	December 31,	December 31,	December 31,
	2021	2020	2019
Total current assets	$663,507	$65,023	$20,546
Total assets	695,300	69,762	20,552
Total current liabilities	59,813	6,777	19,228
Total liabilities	61,731	9,526	19,228
Total shareholders’ equity	633,569	60,236	1,324
Total liabilities and shareholders’ equity	$695,300	$69,762	$20,552

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2020	2019
REVENUES	$357,821	$50,289	$11,577
COST OF REVENUES	(336,752)	(37,295)	(9,459)
GROSS PROFIT	21,069	12,994	2,118
OPERATING EXPENSES	(62,419)	(2,907)	(365)
INCOME FROM OPERATIONS	(41,350)	10,087	1,753
OTHER INCOME (EXPENSE), net	(6,962)	(5,054)	41
INCOME (LOSS) BEFORE INCOME TAXES	(48,312)	5,033	1,794
INCOME TAXES	(739)	(147)	(324)
NET INCOME (LOSS) – CONTINUING OPERATION	(49,051)	4,886	1,470
LOSS FROM DISCONTINUED OPEARTION	-	(482)	-
NET PROFIT (LOSS)	$(49,051)	$4,404	$1,470
OTHER COMPREHESIVE INCOME (LOSS)
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(200)	(838,048)	(76,108)
NET (LOSS)/INCOME ATTRIBUTABLE TO SOS LIMITED	$(49,251)	$(1,692,654)	$23,526,400
Foreign currency translation	3,392	874	(16)
TOTAL COMPREHESIVE (LOSS)/INCOME	$(45,859)	$5,278	$1,454
Weighted average number of ordinary shares
Basic	2,340,462,712	325,996,667	59,323,349
Diluted	2,775,018,991	488,960,010	59,323,349
(LOSS)/EARNINGS PER SHARE
Basic	$(0.0202)	$0.0135	$0.0248
Diluted	(0.0177)	0.0090	0.0248

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB 6.3757 to US$1.00 for balance sheet accounts, $6.4512 for profit and loss accounts the exchange rate set forth by Renming Bank as of December 31, 2021, the last business day of 2021. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. The source of data in the table is the Federal Reserve official website.

	Midpoint of Buy and Dollars per Sell Prices for RMB U.S.
Period	Period-End	Average(1)
2019	6.9762	6.8985
2020	6.5249	6.8976
2021	6.3757	6.4512

(1)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

During the year of 2021 in insurance market business, we have positive change to our sales pattern to have more diverse customers. Our top ten customers take up only 94.30% of our total sales compared to top one customer made up of our 97.9% sales in 2020. We become more competitive in this market as we have less reliance over big customer. We have in the past derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients.  97.9% of our revenues generated in the twelve months ended December 31, 2020 are from our insurance marketing business, of which we rely on two key clients or agents to dispatch insurance data mining business to us. Revenues from Beijing Sense Time Information Technology Co., Ltd. (“BSIT”) accounted for 75.0%, 68.8% and 84.1% of our total revenues in 2018, 2019 and 2020 of the twelve months ended December 31 respectively. Revenues from Beijing Ruijing Hengbao Insurance Agency Ltd. accounted for 23.1%, 29.3% and 14.5% of our total revenues in 2018, 2019 and 2020 for the twelve months ended December 31, 2020. No other client accounted for 10% or more of our total revenues in 2018, 2019 and 2020 for the twelve months ended December 31, 2020. As a data mining solution provider, we expect our revenues will continue to be highly dependent on a limited number of clients who account for a large percentage of our contractually committed capacity. If one or more of our significant clients fail to make payments to us or does not honor their contractual commitments, our revenues and results of operations would be materially and adversely affected. In addition, some contracts we entered into with our significant clients provide that they have early termination options if we breach the terms of contracts, subject to payment of liquidated damages. If any of our significant clients exercises any applicable early termination options or we are unable to renew our existing contracts with them on similar terms or at all, and we are unable to find new clients to utilize the space to be vacated in a timely manner or at the same fee levels, our results of operations will be adversely affected. For example, certain of our agreements with BSIT will expire in September 2021, and we may not be able to renew them at favorable terms to us, or at all. As of the date of this report, none of our clients have exercised their early termination options which we believe would have a material adverse effect on our business, results of operations and financial condition. However, we cannot provide any assurance that they will not do so in the future.

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

The price of Bitcoin and Ethereum may experience significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$13,850.40 per coin as of December 31, 2017, US$3,747.39 per coin as of December 31, 2018, US$7,183.88 per coin as of December 31, 2019, US$28,972.40 per coin as of December 31, 2020, to US$46,197.31 per coin as of December 31, 2021, according to Blockchain.com. Ethereum prices ranged from approximately US$741.27 per coin as of December 31, 2017, US$133.14 per coin as of December 31, 2018, US$129.02 per coin as of December 31, 2019, US$737.15 per coin as of December 31, 2020, to US$3,675.79 per coin as of December 31, 2021, according to Blockchain.com.

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

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s auditor, Audit Alliance LLP, is based in Singapore, and therefore are not affected by this mandate by the PCAOB.

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

Our sixth amended and restated memorandum and articles of association contains provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

As a holder of our ADSs, you will only be able to direct the exercise of the voting rights attaching to the Class A ordinary shares which are represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will endeavor, insofar as practical and lawful to vote the Class A ordinary shares which are represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the shares represented by your ADSs unless you withdraw the shares from the depositary. Under our sixth amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 15 calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares represented by your ADSs to allow you to vote with respect to any specific resolution or matter to be considered and voted upon at such general meeting. If we give notice to our shareholders of any general meeting, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. Also, as a party to the deposit agreement, you waive your right to trial by jury in any legal proceedings arising out of the deposit agreement or the ADSs against us and/or the depositary. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

Our Products and Services

In our marketing data business, we currently focused on four product offerings, including insurance marketing, 10086 hot-line, bankcard call center, SaaS services, cryptocurrency mining and commodity trading. As of December 31, 2021, insurance marketing represented 18.4% of our total revenue, with 10086 hot-line, SaaS, cryptocurrency mining and commodity trading individually accounting for 0.09%, 0.2%, 4.3% and 77.0% of our total revenue, respectively.

We  began generating revenue from our cryptocurrency mining operations since February 2021. We have mined an aggregate of 132.1 units of BTC and 1,853.1 units of ETH as of June 30, 2021 from our mining pools.

We established a subsidiary named “Qingdao SOS Digital Technologies Inc.,” focusing on the research and business of cryptocurrency mining, blockchain-based insurance and blockchain-based security management in 2021. Dr. Eric H. Yan serves as the president of this newly formed subsidiary.

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

As of December 31, 2021, the value of cryptocurrencies is determined based on the market prices of the related cryptocurrencies at the time of receipt. The rental fees of hash power are also determined proportionally based on the market prices of the related cryptocurrencies.

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

Commodity Trading

Since April 2021, we launched commodity trading via our subsidiary SOS International Trading Co. Ltd., We facilitate trading of commodity including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur and latex. We identify suppliers and buyers and generate revenue from the price difference. Revenue is recognized after products have been delivered and title to the goods and risk has been transferred from a seller to a buyer.

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

Recent Developments

Thor Miner Purchase and Sale Agreement

On January 10, 2022, SOS Information Technology New York Inc. (“SOS NY”), a wholly-owned subsidiary of the Company, entered into a certain purchase and sale agreement (the “Purchase Agreement”) with Thor Miner Inc. (“Thor”), pursuant to which SOS NY shall purchase certain cryptocurrency mining hardware and other equipment (the “Equipment”) from Thor from time to time in separate purchase orders (each, an “Order”).

The parties agreed that SOS NY shall pay 50% of the total purchase price of each Order within five (5) days, and the remaining 50% to be paid at least seven (7) calendar days prior to the shipment of the Equipment pursuant to each Order. The parties have made customary representations and warranties, including but not limited to: (i) obtaining all necessary approvals, rights and authorizations to enter into the Purchase Agreement; (ii) the execution, delivery and performance of the Purchase Agreement does not violate any applicable law, charter, regulation or other agreements; (iii) Thor has good and marketable title of the Equipment free and clear of all claims and other encumbrances of every kind; (iv) the Equipment will be free from defects of workmanship and materials and that the Equipment will operate in accordance with the material functions and features stated in the Order under normal use and conditions for a period of 360 days following its delivery.

Receipt of SEC Subpoena

As previously disclosed, on March 30, 2021, a purported shareholder, Kimberly Beltran, filed a securities class action complaint in the United States District Court District of New Jersey against the Company, Yandai Wang. and Eric H. Yan, the Chief Executive Officer of the Company and President of the Company’s operating subsidiary, respectively. The action, Beltran v. SOS Limited, et al., Case No. 1:21-cv-07454 (the “Lawsuit”), pleads class action claims on behalf of persons that purchased or acquired the Company’s ADSs between July 22, 2020 and February 25, 2021, which was a period of volatility in the Company’s stock. On November 2, 2021, the Court appointed two other shareholders, Shawn Ho and William Rodgers, to serve as Lead Plaintiffs in the Lawsuit pursuant to the Private Securities Litigation Reform Act. No class has yet been certified in the Lawsuit. The Company and its officers believe the Lawsuit lacks merit and intend to defend against it vigorously. The Company and its officers have not yet filed a formal response to the Lawsuit; their deadline to do so has been postponed by agreement with the Lead Plaintiffs and the Court while the parties explore the possibility of a mediated resolution.

On February 16, 2022, the Company received a subpoena from the Securities and Exchange Commission (the “SEC”) requesting the production of certain documents related to an investigation by the SEC (the “Investigation”). The SEC’s subpoena, like the Lawsuit, refers to a February 26, 2021, derogatory report about the Company published by Hindenburg Research LLC, to which the Company responded in a press release dated March 1, 2021. Among the documents the SEC seeks are those pertaining to the matters discussed in the report and to the Company’s assertions in the press release that the report contained false information. Because the Investigation is at an early stage, the Company cannot predict its outcome, duration, or any potential consequences at this time. The SEC has not advised the Company that it has concluded any legal violation has occurred, but any Investigation potentially could result in government enforcement actions and, to civil and/or criminal sanctions under relevant laws.

On April 29, 2022, the Company received a second subpoena from the SEC requesting the production of additional documents related to the Investigation. The Company intends to cooperate with the SEC with respect to the Investigation.

Registered Direct Offering in March 2022 and Repricing of Warrants

On March 31, 2022, the Company entered into certain securities purchase agreement (“March 2022 SPA”) with certain non-affiliated institutional investors, pursuant to which the Company agreed to sell 37,750,000 ADSs, for gross proceeds of approximately $20 million (the “March 2022 Offering”)

The Company has previously issued ADS purchase warrants dated February 17, 2021, February 22, 2021 March 1, 2021 and April 1, 2021 to certain institutional investors (the “Prior Warrants”). Under the terms of the March 2022 SPA, the Company has agreed to reduce the exercise price of each of the Prior Warrants to $0.56, subject to further adjustment pursuant to such Prior Warrants. The March 2022 Offering closed on April 4, 2022.

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

Our headquarters are located in Qingdao, China. We have leased an aggregate of approximately 86,111  square meters of office space throughout China as of December 31, 2021. Our Qingdao headquarters has office spaces of 64,583 square meters. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

On September 1, 2021, we rented a new office at 866 Second Avenue, New York, New York 10017, with 1457 square feet for our operations in the United States.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

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

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and the VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries for the years ended at December 31, 2021 and 2020. As of December 31, 2021, the VIE and its subsidiaries accounted for an aggregate of 50.4% and 76.0% of our total assets and total liabilities, respectively. As of December 31, 2019, the VIE and its subsidiaries accounted for an aggregate of 100% and 100% of our total assets and total liabilities, respectively. As of December 31, 2021 and 2020 $ 338.0 million and $3.7 million, $60.3 million and $0.4 million of cash and cash equivalents were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the VIE and its subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

The following financial information of SOS, China SOS, WFOE, VIE,Subsidiaries outside China and Subsidiaries outside China was recorded in the accompanying consolidated financial statements:

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
																	Subsidiaries	Subsidiaries
		China			Subsidiaries	Subsidiaries	SOS Ltd.						China SOS	WOFE	VIE	Inter-company	Outside China	Inside China	SOS Ltd.
	SOS Ltd.	SOS Ltd.	WOFE	VIE	Outside China	Inside China	Adjustement (a)	Adjustement (b)	Adjustement (c)	Adjustement (d)	Adjustement (e)	Adjustement (f)	Ltd. Adjustment	Adjustment	Adjustment	elimination (g)	Adjustment	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	12,301	160,091	4,164	2	101,210	60,258	-	-	-	-	-	-	-	-	-	-	-	-	338,026
Accounts receivable, net	-	-	-	-	-	26,129	-	-	-	-	-	-	-	-	-	-	-	-	26,129
Other receivables - net	67,962	16,902	-	-	345	903	-	-	-	-	-	-	-	-	-	(79,391)	-	-	6,721
Amount due from related parties	-	900	-	-	1,000	5,939	-	-	-	-	-	-	-	-	-	-	-	-	7,839
Inter-company receivable	19,791	(153,855)	311,415	(2)	(19,791)	(196,737)	39,179	-	-	3,578	-	-	-	-	-	-	-	(3,578)	-
Inventory	-	-	-	-	-	96,071	-	-	-	-	-	-	-	-	-	-	-	-	96,071
Intangible assets	14,502																		14,502
Advance payments	6,400	97,115	-	-	300	62,698	-	-	-	-	-	-	-	-	-	-	-	-	166,513
Tax recoverable	-	-	-	-	-	7,706	-	-	-	-	-	-	-	-	-	-	-	-	7,706
Total current assets	120,956	121,153	315,579	-	83,064	62,967	39,179	-	-	3,578	-	-	-	-	-	(79,391)	-	(3,578)	663,507
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	-	3,401	-	-	-	-	-	-	-	-	-	-	-	-	3,401
Property equipment and	-	9,844	-	-	16,903	535	-	-	-	-	-	-	-	-	-	-	-	-	27,282
Goodwill	-	-	-	-	-	72	-	-	-	-	-	-	-	-	-	-	-	-	72
Investment in subsidiaries outside	374,463	-	-		-	-	-	-	(374,463)	-	-	-	-	-	-	-	-	-	-
Investment in WFOE	-	310,205	-	-	-	-	-	(310,205)	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	-	-	-	-	64,794	-	-	-	-	-	-	(64,794)	-	-	-	-	-	-	-
Prepaid expense	-	-	-	-	-	1,038	-	-	-	-	-	-	-	-	-	-	-	-	1,038
Total non-current assets	374,463	320,049	-	-	81,697	5,046	-	(310,205)	(374,463)	-	-	(64,794)	-	-	-	-	-	-	31,793
Total assets	495,419	441,202	315,579	-	164,761	68,013	39,179	(310,205)	(374,463)	3,578	-	(64,794)	-	-	-	(79,391)	-	(3,578)	695,300
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payble	-	11,359	-	-	-	18,128	-	-	-	-	-	-	-	-	-	-	-	-	29,487
Amount due to related parties	15	-	2	-	18	2,742	-	-	-	-	-	-	-	-	-	-	-	-	2,777
Operating lease liability-current	-	-	-	-	-	894	-	-	-	-	-	-	-	-	-	-	-	-	894
Advance from customers	-	-	-	-	-	19,968	-	-	-	-	-	-	-	-	-	-	-	-	19,968
Payroll payable	-	-	-	-	1	2	-	-	-	-	-	-	-	-	-	-	-	-	3
Other payables	5,141	(24,879)	47	-	5,093	104,201	-	-	-	(3,528)	-	-	-	-	-	(79,391)	-	-	6,684
Total current liabilities	5,156	(13,520)	49	-	5,112	145,935	-	-	-	(3,528)	-	-	-	-	-	(79,391)	-	-	59,813
Operating lease liability-noncurrent	-	-	-	-	-	1,918	-	-	-	-	-	-	-	-	-	-	-	-	1,918
Total non-current liability	-	-	-	-	-	1,918	-	-	-	-	-	-	-	-	-	-	-	-	1,918
Total liabilities	5,156	(13,520)	49	-	5,112	147,853	-	-	-	(3,528)	-	-	-	-	-	(79,391)	-	-	61,731
Shareholder’s equity
Paid up capital	427,236	452,076	315,546	-	99,290	(94,881)	15	(310,205)	(374,463)	7,106	(453,082)	(64,794)	-	-	-	-	-	(3,578)	266
Additional paid-in capital	119,147	-	-	-	-	10	39,163	-	-	-	514,065	-	-	-	-	-	-	-	672,386
Retained earnings	(56,120)	2,646	(16)	-	60,359	14,831	-	-	-	-	(65,113)	-	-	-	-	-	-	-	(43,413)
Accumulated other comprehensive	-	-	-	-	-	-	-	-	-	-	4,130	-	-	-	-	-	-	-	4,130
Non-controlling interest	-	-	-	-	-	200	-	-	-	-	-	-	-	-	-	-	-	-	200
Total Shareholders’ equity	490,263	454,722	315,530	-	159,649	(79,840)	39,178	(310,205)	(374,463)	7,106	-	(64,794)	-	-	-	-	-	(3,578)	633,569
Total Liabilities and shareholders’	495,419	441,202	315,579	-	164,761	68,013	39,178	(310,205)	(374,463)	3,578	-	(64,794)	-	-	-	(79,391)	-	(3,578)	695,300

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
													Subsidiaries	Subsidiaries
		China			Subsidiaries	Subsidiaries	SOS Ltd.		China SOS Ltd.	WFOE	VIE	Inter-company	Outside China	Inside China	SOS Ltd.
	SOS Ltd.	SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustement(a)	Adjustment(b)	Adjustment	Adjustment (d)	Adjustment	elimination (c)	Adjustment	Adjustment (e)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1	268	3,304	2	-	147	-	-	-	-	-	-	-	-	3,722
Accounts receivable, net	-	-	-	-	-	10,235	-	-	-	-	-	-	-	-	10,235
Other receivables - net	102	-	100	-	-	43,671	-	3,500	-	-	-	-	-	-	47,373
Amount due from related parties	-	-	-	-	-	3,693	-	-	-	-	-	-	-	-	3,693
Inter-company receivable (c)	-	-	-	-	-	-	(38,429)	-	-	-	-	38,429	-	-	-
Total current assets	103	268	3,404	2	57,746	57,746	(38,429)	3,500	-	-	-	38,429	-	-	65,023
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	-	4,158	-	-	-	-	-	-	-	-	4,158
Property equipment and software, net	-	-	-	-	-	509	-	-	-	-	-	-	-	-	509
Investment in WFOE (d)	-	3,391	-	-	-	-	-	-	-	(3,391)	-	-	-	-	-
Investment in subsidiaries inside China (e)	-	-	-	-	-	644	-	-	-	-	-	-	-	(644)	-
Goodwill	-	-	-		-	-	-	-	-	-	-	-	-	72	72
Total non-current assets	-	3,391	-	-	-	5,311	-	-	-	(3,391)	-	-	-	(572)	4,739
Total assets	103	3,659	3,404	2	-	63,057	(38,429)	3,500	-	(3,391)	-	38,429	-	(572)	69,762
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	-	-	-	-	1,078	-	-	-	-	-	-	-	-	1,078
Amount due to related parties	-	-	-	-	-	1,909	-	-	-	-	-	-	-	-	1,909
Inter-company payable		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease liability-current	-	-	-	-	-	834	-	-	-	-	-	-	-	-	834
Contract liability	-	-	-	-	-	610	-	-	-	-	-	-	-	-	610
Tax payable	-	-	-	-	-	665	-	-	-	-	-	-	-	-	665
Other payables	-	100	2	2	-	40,007	-	-	-		-	(38,429)	-	-	1,681
Total current liabilities	-	100	2	2	-	45,103	-	-	-	-	-	(38,429)	-	-	6,777
Operating lease liabilty-noncurrent	-	-	-		-	2,749	-	-	-	-	-	-	-	-	2,749
Total non-current liability	-	-	-	-	-	2,749	-	-	-		-	-	-	-	2,749
Total liabilities	-	100	2	2	-	47,852	-	-	-	-	-	(38,429)	-	-	9,526
Shareholder’s equity												-	-
Paid up capital	(1)	3	-	-	-	-	46	12	-	-	-	-	-	-	60
Additional paid-in capital	1,960	3,558	3,406	-	-	590	38,383	9,649	-	(3,406)	-	-	-	(540)	53,600
Retained earnings	(1,856)	(2)	(3)	-	-	13,903	-	(6,161)	-	3	-	-		(46)	5,838
Accumulated other comprehensive income (loss)	-	-	-	-	-	712	-	-	-	12	-	-	-	14	738
Total Shareholders’ equity	103	3,559	3,402	-	-	15,205	38,429	3,500	-	(3,391)	-	-	-	(570)	60,236
Total Liabilities and shareholders’ equity	103	3,659	3,404	2	-	63,057	38,429	3,500	-	(3,391)	-	(38,429)	-	(570)	69,762

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-19
												Subsidiaries	Subsidiaries
		China			Subsidiaries	Subsidiaries	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Inter-company	Inside China	Outside China	SOS Ltd
	SOS Ltd.	SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustments	Adjustment	Adjustment	Adjustment	Elimination	Adjustment	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	-	-	-	-	-	41	-	-	-	-	-	-	-	41
Accounts receivable,net	-	-	-	-	-	8,171	-	-	-	-	-	-	-	8,171
Other receivables - net	-	-	-	-	-	11,512	-	-	-	-	-	-	-	11,512
Amount due from related parties	-	-	-	-	-	822	-	-	-	-	-	-	-	822
Inter-company receivable (c)														-
Total current assetes	-	-	-	-	-	20,546	-	-	-	-	-	-	-	20,546
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Property equipment and software,net	-	-	-	-	-	6	-	-	-	-	-	-	-	6
Investment in WFOE (d)														-
Investment in subsidiaries inside China (e)														-
Goodwill	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total non-current assets	-	-	-	-	-	6	-	-	-	-	-	-	-	6
Total assets	-	-	-	-	-	20,552	-	-	-	-	-	-	-	20,552
LIABILITIES AND EQUITY														-
Current liabilities:														-
Liabilities:
Accounts payble	-	-	-	-	-	13,018	-	-	-	-	-	-	-	13,018
Amount due to related parties	-	-	-	-	-	5,575	-	-	-	-	-	-	-	5,575
Inter-company payable
Operating lease liability-current	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Contract liability	-	-	-	-	-	64	-	-	-	-	-	-	-	64
Tax payable	-	-	-	-	-	374	-	-	-	-	-	-	-	374
Other payables	-	-	-	-	-	197	-	-	-	-	-	-	-	197
Total current liabilities	-	-	-	-	-	19,228	-	-	-	-	-	-	-	19,228
Operating lease liabilty-noncurrent	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total non-current liability	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total liabilities	-	-	-	-	-	19,228	-	-	-	-	-	-	-	19,228
Shareholder’s equity
Paid up capital	-	-	-	-	-	6	-	-	-	-	-	-	-	6
Additional paid-in capital	-	-	-	-	-	(6)	-	-	-	-	-	-	-	(6)
Retained earnings	-	-	-	-	-	1,340	-	-	-	-	-	-	-	1,340
Accumulated other comprehensive income (loss)	-	-	-	-	-	(16)	-	-	-	-	-	-	-	(16)
Total Shareholders’ equity	-	-	-	-	-	1,324	-	-	-	-	-	-	-	1,324
Total Liabilities and shareholders’ equity	-	-	-	-	-	20,552	-	-	-	-	-	-	-	20,552

Note:

There were only subsidiaries inside China during the year of 2019, that is why there is no entry for subsidiaries outside China.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures.

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2—Summary of Significant Accounting Policies”. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

A.	Results of Operations

Revenues

The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages):

	FY 2021		FY 2020		FY 2019
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Commodity trading	275,363	77.0%	-	0.0%	-	0.0%
Insurance marketing	65,880	18.4%	49,234	97.9%	11,577	100.0%
Cryptocurrency mining	15,427	4.3%	-	0.0%	-	0.0%
Telecom call center	338	0.1%	920	1.8%	-	0.0%
Bank call center	-	0.0%	76	0.2%	-	0.0%
SaaS	813	0.2%	58	0.1%	-	0.0%
Total	357,821	100.0%	50,289	100.0%	11,577	100%

Revenues for the fiscal years ended on December 31 in 2019, 2020 and 2021 were $12 million, $50 million and $358 million, respectively. The increase in revenue from $50 million in 2020 to $358 million in 2021 was due to the strong and effective execution of the Company’s strategy, which included rapid market expansion from regional to national markets and the addition of crypto-mining and commodity trading operations. The increase in revenue from $12 million in 2019 to $50 million in 2020 was mainly due to expansion in the new operation district. As of December 31, 2021, SOS has focused on six product lines and services, including insurance marketing, telecom call centers, bankcard call centers, SaaS services, cryptocurrency mining, and commodity trading. The top three product lines, commodity trading, insurance marketing, and cryptocurrency marketing, constitute 99.7% of the total revenue, representing 77.0%, 18.4%, and 4.3%, respectively. Insurance marketing, the Company’s traditional business, has increased 33.9% from $49.2 million to $65.9 million year over year due to the rapid market expansion from regional to national coverage, which facilitates the Company’s access to a broader customer base around China.

The Company began generating revenue from cryptocurrency mining in February 2021 and, as of June 30, 2021, has mined an aggregate of 174.28 units of BTC and 2,770.09 units of ETH from its mining pools. The Chinese government’s ban on certain types of cryptocurrency mining in mainland China at the end of June 2021 caused the Company to lose BTC and ETH production capacity. As a result of being unable to continue currency mining business in China, the Company began transitioning the crypto-mining business to Wisconsin, USA.

Commodity trading was added to the Company’s product mix during the year to leverage its blockchain technology. The Company bought and sold commodity products such as sesame, sulfur, asphalt, and circuit modular units. The company recognizes revenue when the product has been delivered, title to the good and risk associated with it has been transferred to the customer. Revenue generated from commodity trading amounts to $275.4 million during the year of 2021 representing 77.0% of the total sales., of which top two customers are Qingdao zhengli Industrial Co., Ltd.(_青岛正立信实业有限责任公司) and China Energy (Qingdao)Industrial Investment Co., Ltd.(中能投（青岛）实业有限公司) representing 22.6% and 18.76% of total consolidated net sales.

Bitcoin Production

The following table presents our bitcoin mining activities for the year ended December 31, 2021.

	Number of bitcoins (1)	Amount (2)

Balance as of December 31, 2020	-	$-
Receipt of BTC from mining services and investment income	174.28	8,976,455
Impairment of BTC	-	(925,082)
Balance as of December 31, 2021	174.28	$8,051,373

(1)	Includes bitcoins and bitcoin equivalents.

(2)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price published on https://coinmarketcap.com/currencies/bitcoin/historical-data/, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

The following table presents our Etherum mining activities for the year ended December 31, 2021.

	Number of Etherums (1)	Amount (2)

Balance as of December 31, 2020	-	$-
Receipt of ETH from mining services and investment income	2770.09	6,450,554
Balance as of December 31, 2021	2770.09	$6,450,554

(1)	Includes etherums and etherums equivalents.

(2)	Receipt of digital assets from mining services are the product of the number of etherums received multiplied by the etherum price published on https://coinmarketcap.com/currencies/etherum/historical-data/, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

Realized gain on exchange of digital assets

We record digital assets at cost and any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of “digital assets” in the consolidated statements of operations. For the year ended December 31, 2021, we did not record the realized gain on exchange of digital assets.

Cost of revenues

Revenue costs increased from $9 million in 2019 to $37 million in 2020, constituting an increase of $28 million, and increased again to $337 million in 2021, constituting an increase of $299 million. The increases in operating costs and expenses include data acquisition costs for the insurance marketing business, landline telephone expenses for call centers, maintenance expenses and hardware depreciation for cryptocurrency mining rigs, and the cost of goods sold for commodity trading.

Operating expenses

The following table presents our cost of revenues by source and by proportion for the periods indicated (in thousands, except percentages):

	FY 2021		FY 2020		FY 2019
Selling	674	1%	-	-	-	-
General and administrative	28,208	45%	2,401	83%	365	100%
Share-based compensation	33,537	54%	506	17	-	-
	62,419		2,907		365

Operating expenses increased from $0.4 million in 2019 to $2.9 million in 2020, representing an increase of $2.5 million and increased to $62.42 million in 2021, representing a year-on-year increase of $59.52 million.

Selling expenses increased from nil in 2020 and 2019 to $0.67 million in 2021, representing an increase of $0.47 million due to the Company expanding the business into commodity trading, which incurred added expenses such as storage, handling charges and freight.

General and administrative expenses increased from $0.37 million in 2019 to $2.4 million in 2020, representing an increase of $2.03 million, and increased again to $28.2 million in 2021, representing a year-on-year increase of $26.17 million. The increase mainly consisted of a $17.1 million increase in professional fees, $5.3 million increase in salary & benefits expenses, $1.2 million increase in bad debt expenses and other increase in professional fees related to class action lawsuit against the Company and its management.

Share-based compensation expenses increased from $0.51 million in 2020 to $33.54 million in 2021, representing an increase of $3303 million due to the amortization of share-based payments to employees and management over the vesting period.

Operating (Loss)/Profit

We had operating loss of $41.4 million for 2021, compared to an operating income of $10.1 million for 2020 and an operating income of $1.8 million for 2019.

Other (Expense)/Income

Other expense was $6.9 million for 2021 and $5.1 million for 2021, respectively. There was $0.04 million other income in 2019.

Income tax

Income tax expense was $0.7 million for 2021, compared to income tax expense of $0.1 million and income tax expense of 0.3 million, respectively, for 2020 and 2019.

Net Income/(Loss)

As a result of the foregoing, we had net loss from continuing operations of $49.1 million for 2021, compared to a net income of $4.9 million and a net income of $1.4 million, respectively, for 2020 and 2019.

We had net loss from discontinued operations of $0.5 million for 2020.

B.	Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents and cash flows generated from our operations.

As of December 31, 2021, we had cash and cash equivalents of approximately $338.0 million. Of our cash and cash equivalents, $64.4 million was held in financial institutions inside Mainland China and $273.6 million was held in financial institutions outside of Mainland China.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments, capital expenditures and for at least the next twelve months. We may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

Cash Flows and Working Capital

	Year ended December 31,	Year ended December 31	Year ended December 31,
	2021	2020	2019
Net cash (used in)/generated from operating activities	(218,563)	(43,552)	44
Net cash (used in)/generated from investing activities	(33,034)	2,999	-
Net cash generated from financing activities	584,075	43,551	-
Effect of exchange rates on cash	1,825	683	(16)

Net Cash Provided by/(Used in) Operating Activities

The Years Ended December 31, 2021 and 2020

Net cash used in operating activities was $43,552 million for the year ended December 31, 2020, which increased to $218,563 million in 2021. Net loss for the year ended December 31, 2021 was $49.25 million, which decreased from a net profit of $4.4 million for the year ended December 31, 2020. The decrease was primarily due to the combined impact of significant increases in both operating costs and expenses in 2021.

In addition to the increase in operating costs and expenses, the decrease in net cash provided by operating activities was the result of the following major changes in our working capital and non-cash items:

●	A cash outflow of $96.07 million from change in inventory for the year ended December 31, 2021;

●	A cash outflow of $125.86 million from changes in other receivables for the year ended December 31, 2021, compared with a cash outflow of $36.02 million for the previous year.

●	A cash outflow of $15.89 million in accounts receivable for the year ended December 31, 2021, compared with a cash outflow of $2.07 million for the previous year.

Years Ended December 31, 2020 and 2019

The net cash generated from operating activities was negative $43.55 million for the year ended December 31, 2020, a decrease of $0.04 million from the $ 44 million of net cash used in operating activities for the year ended December 31, 2019.

The decrease in net cash used in operating activities was the result of the following major changes in our working capital and non-cash items:

●	A cash outflow of $36.02 million arising from changes in other receivables for the year ended December 31, 2020, compared with a decrease of $Nil for the same period ended December 31, 2019.

●	A cash inflow of $11.94 million arising from changes in accounts payables for the year ended December 31, 2020, compared with a cash inflow of $3.85 million for the same period ended December 31, 2019.

Net Cash (Used in)/Generated from Investing Activities

Years Ended December 31, 2021 and 2020

The net cash used in investing activities was $33.03 million for the year ended December 31, 2021, representing an increase in the spending of $33.0 million in 2021. The $33.0 million PPE purchase in 2021 was an increase of $32.5 million compared to the $0.5 million spending on PPE in 2020. The most part of PPE purchase in 2021 is mining machines.

Years Ended December 31, 2020 and 2019

The net cash generated from investing activities was $ 2.999 million for the year ended December 31, 2020, which increased by $2.998 million in 2020. The PPE purchase was $ 0.5 million in 2020 and nil in 2019, and the disposition of assets generated cash $3.5 million in 2020 and $0.001million in 2019.

Net Cash Generated from Financing Activities

Years Ended December 31, 2021 and 2020

The net cash generated from financing activities was $ 583.8 million for the year ended December 31, 2021, an increase of $540.2 million compared to the same period of 2020.

The cash inflow from proceeds of share issuance was $ 585.6 million in 2021 and $ 3.58 million in 2020. The cash inflow from private equity placement was nil in 2021 and $39.97 million in 2020. The increase is mainly due to the ADS and warrants arrangement in 2021.

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

On January 7, 2021, the Company entered into certain securities purchase agreement with the purchasers, pursuant to which the Company agreed to sell 13,525,000 of its ADSs and warrants (“January Warrants”) to purchase 13,525,000 ADSs, for gross proceeds of $25,021,250. The January Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.85. The net proceeds from the above offering were $23,117,863, after deducting underwriting discounts and commissions and other estimated offering expenses.

On January 15, 2021, the Company entered into a letter agreement (the “January Letter Agreement”) with certain holders of Company’s warrants, pursuant to which the holders of Company’s warrants exercised all of the unexercised December 2020 Warrants and January Warrants (collectively, the “Existing Warrants”) to purchase up 14,925,000 of the Company’s ADSs. The net proceeds from the above were $27,147,863, after deducting the professional service fees.

On February 9, 2021, the Company entered into a letter agreement (the “February Letter Agreement”) with certain holders of the Company’s warrants, pursuant to which the holders of the Company’s warrants exercised all of the January Inducement Warrants to purchase up to 23,880,000 of the Company’s ADSs. The net proceeds from the above were $44,416,800, after deducting the professional service fees.

On February 24, 2021, the Company entered into a letter agreement (the “Second February Letter Agreement”) with certain holders of the Company’s warrants, pursuant to which the holders of the Company’s warrants exercised all of the February Inducement Warrants to purchase up to 23,880,000 of the Company’s ADSs. The net proceeds from the above were $89,944,020, after deducting the professional service fees.

On February 11, 2021, the Company entered into certain securities purchase agreement with the purchasers, pursuant to which the Company agreed to sell 22,000,000 of its ADSs and warrants (“February Warrants”) to purchase 16,500,000 ADSs, for gross proceeds of $110,000,000. The net proceeds from the above were $102,140,000, after deducting underwriting discounts and commissions and other estimated offering expenses. On February 17, 2021, 2,475,000 warrants were exercised by several warrant-holders with gross proceeds of $12,375,000. The net proceeds were $11,508,750 after deducting the commissions.

On February 18, 2021, the Company entered into certain securities purchase agreement with the purchasers, pursuant to which the Company agreed to sell 8,600,000 of its ADSs and warrants (“Second February Warrants”) to purchase 4,300,000 ADSs, for gross proceeds of $86,000,000. The net proceeds from the above were $79,860,000, after deducting underwriting discounts and commissions and other estimated offering expenses.

On March 29, 2021, the Company entered into certain securities purchase agreement (the “March SPA”) with the purchasers, pursuant to which the Company agreed to sell 25,000,000 of its ADSs and warrants (“March Warrants”) to purchase 25,000,000 ADSs, for gross proceeds of $125,000,000. The net proceeds from the above were $116,110,000, after deducting underwriting discounts and commissions and other estimated offering expenses.

On November 9, 2021, the Company entered into certain securities purchase agreement (the “November SPA”) with the purchasers party thereto pursuant to which the Company agreed to sell 51,500,000 of its ADSs, for gross proceeds of approximately $90.1 million. The Offering closed on November 15, 2021.

Years Ended December 31, 2020 and 2019

The cash generated from financing activities was $43.55 million for the year ended December 31, 2020 and nil in 2019.

C.	Research & Development

During the year of 2021, SOS Institution of Research & Development in Qingdao has achieved the following registered IPs in decentralized block-chain technology system, including:

SOS-Qingdao Research Institute (2021)

In line with the company development direction, the R&D department of SOS-Qingdao Research Institute has achieved gratifying achievements in 2021. Major R&D achievements attained include the following platforms:

●	SOS cloud blockchain firewall system (software copyright certified)

●	SOS cloud blockchain personal bioinformation storage system (software copyright certified)

●	SOS cloud blockchain decentralized antivirus system (software copyright certified)

●	1.

Blockchain Inventory Management system for international trade (in operation). SOS Inventory Management System is a decentralized intelligent product track-and-trace platform that leverages blockchain technology. It provides reliable and comprehensive solution to traceability issues in value chain. The intelligent digital trading platform uses blockchain technology to digitize the commodity information across the full value chain, from product origin, manufacturers, channels, retailers, promoters to consumers. The information of each participant can be viewed in the blockchain. The structure of blockchain ensures that each step in the production is accountable and traceable.

●	2.

Blockchain supercomputing center management system (in operation): The R&D department of SOS-Qingdao Research Institute cooperates with Fish Pond, the world’s largest Bitcoin mining pool and Litecoin mining pool service provider, to develop its own backend management system to assist the overseas business expansion of SOS Supercomputing Center.

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

The foregoing R&D is being conducted through the cooperation of more than 60 high-tech talents and a number of project leaders. The R&D project is mainly being developed through, Java, .Net, PHP, Android and IOS, and continuous system upgrades, and functional expansions.

Cryptocurrency mining industry research and development

●	Secure wallet

○	Private key local secure save, support for a variety of wallet types, nation code backups for anti-loss, multi-signature anti-theft system, ease of import and export for wallet.

○	Add digital assets with one click, track trading trends in real time, and view asset balance changes.

○	Follow the world’s major exchange prices and price alerts, seize investment opportunities with built-in trading exchange services.

○	Integrate third-party DAP interactions with push industry information, technology advances, and multi-dimensional data information to discover investment opportunities.

●	Private mine pool

○	Support for multi-currency mining (tentative support for ETH, BTC)

○	Intuitive revenue calculator, to fill in one’s own mining machine’s calculation power, so that each time one opens the wallet, he or she may intuitively see which currency is currently being mined with a higher yield, to help create mining strategies.

○	Information-rich monitoring interface computing power, estimated daily revenue, temperature, power consumption, electricity charges, fans, graphics card serial number, graphics card name, PCI socket, etc.

The foregoing R&D is being conducted through the cooperation of more than 39 high-tech talent and a number of system analysis management personnel. The R&D project is mainly being developed through C++, Python, Go, Java, .Net, PHP, Android, and IOS, with constant system upgrades and feature expansions.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off Balance Sheet Arrangements

None.

F.	Contractual Obligations

The Company has entered into two agreements for leasehold improvements on the office premises. As of December 31, 2021, the Company’s commitment under these agreements amounted to $4.56 million. There is $7 million and nil commitment as of December 31, 2020 and 2019.

G.	Impact of Recently Issued Accounting Pronouncements

Simplifying the accounting for income taxes (Topic 740).

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)-Simplifying the Accounting for Income Taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and provides for consistent application of and simplifies generally accepted accounting principles for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The method of adoption varies depending on the component of the new rule that is being adopted. Early application is permitted. The adoption of this standard did not have a material impact on the SOS Group’s consolidated financial statements.

Investments-Equitysecurities (Topic 321), Investments-Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)-Clarifying the interactions between Topic 321, Topic 323, and Topic 815.

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity securities (Topic 321), Investments-Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)-Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The adoption of this standard did not have a material impact on the SOS Group’s consolidated financial statements.

H.	Safe Harbor

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position with the Company
Executive Officers:
Yandai Wang	44	Executive Chairman and Chief Executive Officer
Li Sing Leung	55	Chief Financial Officer and Director

Directors:
Russell Krauss	62	Director
Douglas L. Brown	67	Independent Director
Ronggang (Jonathan) Zhang	59	Independent Director
Wenbin Wu	59	Independent Director

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

Li Sing Leung has been the Chief Financial Officer of the Company and Director of the Board since August 2020. Mr. Li served as the Chief Financial Officer (“CFO”) of Palmerston North Co., Ltd. since June 2020 and as the Financial Controller of Transfar International Group (Hong Kong) Limited from May 2018 to May 2020. He served as the as the Managing Director of Hong Kong and Shanghai Business Corporation from November 2016 to April 2018. From October 2013 to October 2016, Mr. Li served as the CFO of Shopex Network Co., Ltd. Mr. Li has over twenty years of combined experience in auditing, accounting, tax planning and corporate financing. Mr. Li obtained his bachelor’s degree in Commerce from the University of New South Wales, Australia, and a MBA from the University of Texas. Mr. Li is a member of the Association of Chartered Certified Accountants and holds a Colorado State CPA license of USA

Directors Biographies

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

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately US$2,353,209 in cash to our directors and executive officers and granted an aggregate of 52,400,000 restricted share units to our directors and executive officers.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2021 Equity Incentive Plan

Our 2021 Equity Incentive Plan was adopted on December 31, 2021, as amended, to attract and retain the best available personnel for positions of responsibility, provided additional incentive to employees and service providers and promote the success of our business. The equity incentive plan provided for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and any of our subsidiaries’ employees (including officers and inside directors), and for the grant of non-statutory stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted share units, performance units and performance shares to our employees, directors and consultants.

As of the date of this report, 50,526,127 Class A ordinary shares have been issued to our officers, directors and employees pursuant to the 2021 Equity Incentive Plan.

Authorized Shares. The maximum aggregate number of shares that may be issued under the 2021 Equity Incentive Plan is 280,000,000 of our Class A ordinary shares. Vested restricted share units will be settled with one Class A ordinary share. Class A ordinary shares issued pursuant to awards under the 2021 Equity Incentive Plan that we repurchase or that are forfeited, as well as Class A ordinary shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2021 Equity Incentive Plan. In addition, Class A ordinary shares will not be deemed to have been issued under the 2021 Equity Incentive Plan with respect to any portion of an award that is paid out in cash rather than Class A ordinary shares. During the term of the 2020 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of Class A ordinary shares to satisfy the requirements of the 2021 Equity Incentive Plan.

Plan Administration. The 2021 Equity Incentive Plan is administered by our compensation committee and/or one or more additional committees of directors or other individuals or compensation consultants appointed by our board of directors in accordance with the terms of the 2021 Equity Incentive Plan. To the extent that the administrator decides to qualify an award as performance-based compensation, the 2021 Equity Incentive Plan will be administered by a committee of two or more outside directors. Subject to the provisions of the 2021Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of our Class A ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2021 Equity Incentive Plan.

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

Terms of Directors

Pursuant to our sixth amended and restated memorandum and articles of association, our directors are not subject to a term of office and hold their offices until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, the office of any of our directors shall be vacated if the director (a) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (b) is found to be or becomes of unsound mind, (c) resigns his office by notice in writing to our company, or (d) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated.

D.	Employees

We had 91,125 and 167 full-time employees as of December 31, 2020 and 2021, respectively. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 28, 2022, by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 2,847,805,237 ordinary shares (including 2,699,862,712 Class A ordinary shares and 147,942,525 Class B ordinary shares) outstanding as of April 28, 2022.

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

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as-converted basis	% of total ordinary shares on as-converted basis(1)	% of aggregate voting power(2)
Directors and Executive Officers:
Yandai Wang	10,170,210	64,375,000	74,545,210	2.62%	15.65%

Li Sing Leung	82,880	248,641	331,521	*	*

Russell Krauss(3)	1,737,500	—	1,737,500	*	*

Douglas L. Brown(4)	650,006	—	650,006	*	*

Wenbin Wu	93,750	281,250	375,000	*	*

Ronggang (Jonathan) Zhang	93,750	281,250	375,000	*	*

All directors and executive officers as a group (6 persons)	12,828,096	65,186,141	78,014,237	2.74%	15.90%

Principal Shareholders:

*	Less than 1%.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 2,847,805,237 ordinary shares (including 2,699,862,712 Class A ordinary shares and 147,942,525 Class B ordinary shares) as of April 28, 2022, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after April 28, 2022. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares. Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(2)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group as of April 28, 2022 with respect to all of our outstanding Class A and Class B ordinary shares as one class as of April 28, 2022. Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The total voting power of the Class B Holders is limited. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

To our knowledge, on the same basis of calculation as above, approximately 83.95% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Citibank, N.A., which held 2,266,459,260 Class A ordinary shares represented by 226,645,926 ADSs. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

2021 Class Action Litigation

On March 30, 2021, a purported shareholder Kimberly Beltran filed a securities class action complaint in the United States District Court District of New Jersey against the Company, Yandai Wang and Eric H. Yan, the Chief Executive Officer of the Company and President of the Company’s operating subsidiary, respectively. The action, Kimberly Beltran v. SOS Limited, et al., Case No. 1:21-cv-07454 (the “Action”), is filed on behalf of a putative class consisting of all persons and entities other than the Company that purchased or otherwise acquired SOS American depository shares (“ADSs”) between July 22, 2020 and February 25, 2021 (the “Plaintiffs”), both dates inclusive (the “Class Period”), seeking to recover damages allegedly caused by Company’s violations of the federal securities laws against the Company and certain of its top officials. The Complaint was filed in this Action on March 30, 2021 and the Action has not advanced beyond that stage. On November 2, 2021, the Court signed as an Order a stipulation entered into between the various Plaintiffs’ counsels appointing a co-lead Plaintiffs’ counsel. The Parties have agreed to, and the Court has approved of, a Scheduling Order which provides that Plaintiffs shall file an amended complaint on or before May 13, 2022 and the Company shall answer or otherwise respond to the Amended Complaint on or before July 1, 2022. In the interim, Plaintiffs and the Company were engaged in settlement discussions.

On April 28, 2022, the Plaintiffs and the Company agreed to a settlement in principle that contemplates a $5 million settlement payment covering all administration costs and Plaintiffs’ legal fees. The Company does not admit to any wrongdoing in this settlement and in accordance with the settlement there will be a full release of the Company and its officers and directors, for all claims arising during the Class Period that were or could have been asserted in the Action. The Plaintiffs and the Company plan to enter into a full settlement agreement within forty-five (45) days.

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

Our sixth amended and restated memorandum and articles of association, which became effective immediately following our IPO, provides for two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital is US$600,000 divided into 6,000,000,000 shares with a par value of US$0.0001 each (the “Ordinary Shares”), comprised of (1) 4,900,000,000 Class A Ordinary Shares with a par value of $0.0001 each, and (2) 1,100,000,000 Class B Ordinary Shares with a par value of $0.0001 each. As of April 28, 2022, we had 2,699,862,712 Class A ordinary shares and 147,942,525 Class B ordinary shares issued and outstanding. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. Under our sixth amended and restated memorandum and articles of association, our company may issue only non-negotiable shares and may not issue bearer or negotiable shares.

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

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, (i) each Class B ordinary share shall automatically and immediately be converted into one Class A ordinary share if at any time the total number of the issued and outstanding Class B ordinary shares is less than 5% of the total number of Class B ordinary shares of our company issued and outstanding immediately following the IPO, and (ii) upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an Affiliate (as defined in our sixth amended and restated memorandum and articles of association) of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Voting Rights. Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution is required for important matters such as a change of name or any amendment to our sixth amended and restated memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our memorandum, and cancelling any unissued shares.

General Meetings of Shareholders and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our sixth amended and restated memorandum and articles of association allow any of our shareholders holding in the aggregate not less than two-thirds of the aggregate number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our sixth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares. Subject to the restrictions of our sixth amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in such usual or common form or such other form approved by our board of directors.

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

Issuance of Additional Shares. Our sixth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our sixth amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our sixth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our sixth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on its shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Our sixth amended and restated memorandum and articles of association contains a declaration that the liability of our members is so limited.

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

Our sixth amended and restated memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our sixth amended and restated memorandum and articles of association.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. As permitted by Cayman Islands law, our sixth amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our sixth amended and restated memorandum and articles of association allow any of our shareholders holding in the aggregate not less than two-thirds of the aggregate number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provides that we may in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our sixth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our sixth amended and restated memorandum and articles of association, directors may be removed by ordinary resolution. The notice of any meeting at which a resolution to remove a director is proposed or voted upon must contain a statement of the intention to remove that director and such notice must be served on that director not less than ten (10) calendar days before the meeting. Such director is entitled to attend the meeting and be heard on the motion for his removal.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our sixth amended and restated memorandum and articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our sixth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our sixth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our sixth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our sixth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Based on such evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2021, we did not maintain effective disclosure controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021.

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

In connection with the audit of our consolidated financial statements as of December 31, 2021 and the results of our operations and our cash flows for each of the three years in the period ended December 31, 2021, our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Attestation Report on Internal Control over Financial Reporting of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on Internal Control over Financial Reporting of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2021.

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

	For the Year Ended December 31,
	2021	2020	2019
Audit fees(1)	$150	$110	$522

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Not applicable.

I.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-39.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SOS Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SOS Limited (collectively, the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Singapore

May 2, 2022

PCAOB ID Number 3481

SOS LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ thousands, except share data and per share data, or otherwise noted)

	December 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$338,026	$3,722
Accounts receivable, net	26,129	10,235
Inventories	96,071	-
Other receivables, net	173,234	47,373
Amount due from related parties	7,839	3,693
Intangible assets	14,502	-
Tax recoverable	7,706	-
Total current assets	663,507	65,023
Non-current assets:
Operating lease, right-of-use asset	3,401	4,158
Property, plant and equipment, net	28,320	509
Goodwill	72	72
Total non-current assets	31,793	4,739
Total assets	$695,300	$69,762

LIABILITIES AND EQUITY
Current liabilities:
Accrued liabilities	$19,815	$-
Accounts payable	29,487	1,078
Amount due to related parties	2,777	1,909
Operating lease liabilities	894	834
Contract liabilities	156	610
Tax payable	-	665
Other payables	6,684	1,681
Total current liabilities	59,813	6,777
Non-current liabilities:
Operating lease liabilities	1,918	2,749
Total non-current liabilities	1,918	2,749
Total liabilities	$61,731	$9,526

Shareholder’s equity
Ordinary shares, $0.001 par value, 6,000,000,000 shares authorized, comprising of 4,900,000,000 Class A shares and 1,100,000,000 Class B shares. 2,340,462,712 Class A shares and 97,722,525 Class B shares were issued and outstanding as of December 31, 2021. 327,616,985 Class A shares and 24,468,652 Class B shares were issued and outstanding as of December 31, 2020.	$300	$60
Additional paid-in capital	672,352	53,600
(Accumulated deficit)/retained earnings	(43,413)	5,838
Accumulated other comprehensive income	4,130	738
Non-controlling interests	200	-
Total shareholder’s equity	$633,569	$60,236
Total liabilities and shareholders’ equity	$695,300	$69,762

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2020	2019
REVENUES	$357,821	$50,289	$11,577
COST OF REVENUES	(336,752)	(37,295)	(9,459)
GROSS PROFIT	21,069	12,994	2,118
OPERATING EXPENSES:
General and administrative expenses	(28,208)	(2,401)	(365)
Selling expenses	(674)	-	-
Share-based compensation	(33,537)	(506)	-
Total operating expenses	(62,419)	(2,907)	(365)
(LOSS)/INCOME FROM OPERATIONS	(41,350)	10,087	1,753
OTHER (EXPENSE)/INCOME
Loss on acquisition	-	(5,679)	-
Other (expense)/income, net	(6,962)	625	41
Total (expenses)/income	(6,962)	(5,054)	41
(LOSS)/INCOME BEFORE INCOME TAXES	(48,312)	5,033	1,794
INCOME TAXES	(739)	(147)	(324)
NET (LOSS) /PROFIT	(49,051)	4,886	1,470

DISCONTINUED OPERATIONS
Loss from discontinued operations	-	(545)	-
Income from disposal of discontinued operations	-	63	-
Loss from discontinued operations	-	(482)	-

NET (LOSS)/PROFIT	$(49,051)	$4,404	$1,470
Net income attributable to noncontrolling interests	(200)	-	-
NET (LOSS) ATTRIBUTABLE TO SOS LIMITED	$(49,251)	$4,404	$1,470

OTHER COMPREHENSIVE (LOSS)/INCOME
Foreign currency translation	3,392	874	(16)
TOTAL COMPREHENSIVE (LOSS) /INCOME	$(45,859)	$5,278	$1,454

Weighted average number of ordinary shares

Basic	2,340,462,712	325,996,667	59,323,349
Diluted	2,775,018,991	488,960,010	59,323,349
(LOSS)/EARNINGS PER SHARE
Basic	$(0.0202)	$0.0135	$0.0248
Diluted	$(0.0177)	$0.0090	$0.0248

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(US$ thousands, except share data and per share data, or otherwise noted)

	Ordinary shares				Additional		(Accumulated	Accumulated other	Non-	Total
	Class A shares	Class B shares	Treasury stock	Total shares	Par value	Paid-in capital	deficits)/retained earnings	comprehensive income	controlling interests	shareholder’s equity
Balance, January 1, 2019	46,051,534	16,409,405	-	62,460,939	$6	$(6)	$(135)	$5	$-	$(130)
Net income	-	-	-	-	-	-	1,470	-	-	1,470
Foreign currency translation	-	-	-	-	-	-	5	(21)	-	(16)
Balance, December 31, 2019	46,051,534	16,409,405	-	62,460,939	$6	$(6)	1,340	(16)	-	1,324
Acquisition of China Rapid Finance	66,700,624	5,935,606	-	72,636,230	7	9,654	-	-	-	9,661
Cash paid by investors pursuant to reverse acquisition	-	-	-	-	-	1,000	-	-	-	1,000
Issuance of Class A Ordinary Shares and warrant closed on July 1, 2020, August 27, 2020, November 3, 2020	186,363,343	-	-	186,363,343	19	38,425	-	-	-	38,444
Issuance of Class A Ordinary Shares and warrant closed on 23/12/2020	52,000,000	-	(26,000,000)	26,000,000	3	3,575	-	-	-	3,578
Share based compensation granted to management	2,501,484	2,123,641	-	4,625,125	1	952	-	(2)	-	951
Net profit	-	-	-	-	-	-	4,404	-	-	4,404
Foreign currency translation	-	-	-	-	24	-	94	756	-	874
									-
Balance, December 31, 2020	353,616,985	24,468,652	(26,000,000)	352,085,637	$60	$53,600	$5,838	$738	$-	$60,236
Share-based compensation	47,587,500	73,253,873	-	120,841,373	12	33,141	-	-	-	33,153
Issuance of Class A Ordinary Shares and warrant	2,636,058,227	-	(670,800,000)	1,965,258,227	194	585,645	-	-	-	585,839
Foreign currency translation	-	-	-	-	-	-	-	3,392	-	3,392
Net loss	-	-	-	-	-	-	(49,251)	-	200	(49,051)
Balance, December 31, 2021	3,037,262,712	97,722,525	(696,800,000)	2,438,185,237	$266	672,386	(43,413)	4,130	200	633,569

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ thousands, except share data and per share data, or otherwise noted)

	Year ended	Year ended	Year ended
	December 31,	December 31	December 31,
	2021	2020	2019
cash flows from Operating activities:
Net (loss)/income	$(49,251)	$4,404	$1,470
Adjustments for:
Depreciation of property, plant and equipment	5,203	2	2
Depreciation of right-of-use asset	843	-	-
Share-based compensation	33,537	506	-
Accretion of finance leases	152	-	-
Allowance for doubtful accounts - accounts receivable	963	1	5
Allowance for doubtful accounts - other receivables	269	158	146
Impairment of intangible assets	925	-	-
Loss on acquisition	-	5,679	-
Income from disposal of discontinued operations	-	(63)	-
	41,892	6,283	153

Changes in operating assets and liabilities:
Accounts receivable	(15,894)	(2,065)	(5,455)
Other receivables	(125,861)	(36,019)	(1,498)
Amount due from related parties	(4,146)	(2,871)	3,278
Inventories	(96,071)	-	-
Intangible assets	(14,502)	-	-
Accrued liabilities	19,815
Tax (recoverable)/payable	(8,371)	292	364
Accounts payable	28,409	(11,940)	3,851
Other payables	5,003	1,484	(217)
Amount due to related parties	868	(3,666)	(1,934)
Contract liabilities	(454)	546	32
Net cash (used in)/generated from operating activities	(218,563)	(43,552)	44

cash flows from Investing activities:
Purchases of property, plant and equipment	(33,034)	(501)	-
Proceed from disposals of discontinued operations	-	3,500	-
Net cash (used in)/generated from investing activities	(33,034)	2,999	-

Cash flows from Financing activities:
Repayment of principle portion of lease liabilities	(1,764)	-	-
Proceed from share issuance, net of issuance costs	585,839	3,578	-
Proceeds from private equity placement, net of issuance costs	-	39,973	-
Net cash generated from financing activities	584,075	43,551	-

Effect of exchange rates on cash	1,825	683	(16)

Net changes in cash and cash equivalents	334,303	3,681	28
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,722	41	13
CASH AND CASH EQUIVALENTS, END OF YEAR	$338,025	$3,722	$41

Supplemental cash flow information
Cash paid for income tax	3,480	1,962,855	587,174
Purchases of USDT from a third party exchange platform	65,000	-	-
Payment of deposits on equipment in USDT	(65,000)	-	-

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

On May 5, 2020, we entered into a set of agreements with Yong Bao Two Limited (“YBT”), the shareholders of YBT (the “YBT Shareholders”), eight individual investors introduced by YBT (collectively with the YBT Shareholders, the “Investors”) and True North Financial, LLC to acquire YBT, which controls its variable interest entity SOS Information Technology Co., Ltd.. The transaction was consummated on May 15, 2020. As a result, we now own 100% of YBT, which controls its variable interest entity, SOS Information Technology Co., Ltd.. The shares issued to the Investors were relied on exemption from registration in accordance with Regulation S and/or Rule 4(a)(2) under the Securities Act of 1933, as amended. Accordingly, we started our newly acquired data mining and targeted marketing services business through SOS Information.

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

In 2020, we have launched our crypto mining business, and aim to start infrastructure services in blockchain security for our big data insurance marketing as well as provide insurance and banking services for digital assets and cryptocurrencies.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

1.	organization and principal activities - continued

The accompanying consolidated financial statements reflect the activities of SOS Limited and each of the following entities:

Name	Background
SOS Information Technology New York Inc.	A New York company Incorporated on July 15, 2020 A holding company	SOS NY

Yong Bao Two Ltd.	A British Virgin Island company Incorporated on February 29, 2020 A holding company	YBT

Canada XX Exchange Ltd.	Digital asset exchange platform	Canada XX

US XX Exchange Ltd.	Digital asset exchange platform	US XX

Future Technology Global Ltd. (HK)	A 100% subsidiary of SOS Information Technology Co., Ltd.	Future Technology

FDW Limited	A 100% subsidiary of SOS Ltd.	FDW Limited

China SOS Ltd.	A Hong Kong limited liability company Incorporated on June 19, 2019 A holding company	China SOS

FD LLC	A 51% owned JV with Niagara Development LLC	FD LLC

Qingdao SOS Investment Management Co., Ltd.	A 100% subsidiary of China SOS Limited, a WOFE	WFOE

Qingdao SOS Investment LLP	A 99% subsidiary of Qingdao SOS Investment Management Co., Ltd.(PRC)	Qingdao SOS

SOS Auto Service CO.,Ltd.	A 99% subsidiary of Qingdao SOS Investment Management Co., Ltd.(PRC)	Other Subsidiary

SOS Industrial Holding Co., Ltd.	A VIE of Qingdao SOS Management Consulting Co., Ltd.	VIE

Qingdao SOS Digital Technologies Inc.(PRC)	A 100% subsidiary of Qingdao Enterprise Co. Ltd., operates insurance marketing business,10085 hot line, bankcard promotional center and SaaS service	Other Subsidiary

SOS Information Technology Co., Ltd.	A 100% subsidiary of Qingdao Enterprise Co. Ltd., operates insurance marketing business, 10086 hot line, bankcard promotional center and SaaS service	Other Subsidiary

Inner Mongolia SOS Insurance Agency Co., Ltd.	A 100% subsidiary of SOS Information Technology Co., Ltd, which operates insurance brokerage business within Inner Mongolia region	Other Subsidiary

Common Prosperity Technology Co., Ltd.	A 50% subsidiary of SOS International Trading Co., Ltd. and another 50% owned by Qingdao SOS Investment LLP	Other Subsidiary

SOS International Trading Co., Ltd.	A 100% subsidiary of SOS Information Technology Co., Ltd.	Other Subsidiary

SOS Ronghe Digital Technology Co., Ltd. (PRC)	A 69% subsidiary of SOS Information Technology Co,. Ltd.	Other Subsidiary

Weigou International Trading Co., Ltd.	A 99% subsidiary of Qingdao Investment LLP	Other Subsidiary

Shuyun International Trading Co., Ltd.	A 99% subsidiary of Qingdao Investment LLP	Other Subsidiary

Chexiaoer Technology Co., Ltd.	A 25% subsidiary of Qingdao Investment LLP and A 30% owned by SOS Auto Service Co., Ltd.	Other Subsidiary

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

On May 18, 2020, the fair value of the following assets and liabilities were acquired resulting in the total loss of approximately $5.7 million:

Dollars in thousands
Total Purchase Price	$9,660
Net Assets Acquired:
Assets
Cash and cash equivalents	13,664
Restricted cash	26,524
Accounts receivable	7,426
Inventories	8
Prepaid expenses and other current assets	110
Intangible assets	2,969
Other assets	2,682
Total Assets	53,419
Liabilities
Accounts payable and accrued liabilities	(49,437)
Total Liabilities	(49,437)
Net Assets Acquired	3,982
Loss on Acquisition	$5,679

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

On August 3, 2020, the fair value of the following assets and liabilities were disposed of resulting in the total gain of approximately $0.063 million:

Dollars in thousands
Total Selling Price	$3,500
Net Assets Disposed:

Total Assets	53,654
Total Liabilities	(50,217)
Net Assets Disposed	3,437
Income from disposal of discontinued operations	$63

Loss on discontinued operations for the year ended December 31, 2020 was as follows:

Dollars in thousands
Revenue	$453
Expenses	(998)
Loss on discontinued operations	$(545)

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $4,130,440, $738,038, as of December 31, 2021, 2020, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2021, 2020 were translated at 6.3757, 6.8632 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2021, 2020 and 2019 were 6.4512 RMB, 6.6174 RMB and 6.8985 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

Inventories

The availability and prices of inventories are subject to wide fluctuations due to factors such as changes in weather conditions, government programs and policies, competition, changes in customer preferences. Currently, the Company entered into non-derivative contracts. The inventories are valued at the lower of cost or market. The Company determines cost based on the first-in, first-out method. Periodic reviews of inventories for obsolescence mean any inventories identified as obsolete are reserved or written off. In case of inventory damage, the amount of disposal income after deducting the book value and relevant taxes shall be included in the operating expenses. In the balance sheet, the inventory items are reflected by the net amount after deducting the inventory price reduction provision.

If any of the following circumstances are found, the Company shall make inventory impairment:

●	The market price continues to fall, and there is no prospect of recovery in the foreseeable future;

●	Inventory are obsolete, the consumers’ preferences change, or the market demand changes, resulting in the decline of the market price;

●	Other circumstances sufficient to prove that the inventory has been substantially impaired.

Inventory price reduction provisions are measured by the cost and net realizable value of a single inventory item; the inventory price reduction provision can be written off by the inventory category for inventory with large quantities and low unit prices.

The Company’s inventory is mainly composed of sesame, servers, gold powder, sulfur, diluted asphalt, and mining machines. Due to the rapid turnover rate, no impairment is required.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies and Practices - continued

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

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

Intangible assets

Intangible assets (including BTC, ETH and USDT) are included in current assets in the accompanying consolidated balance sheets. Intangible assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Intangible assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of intangible assets by the Company, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while digital assets awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain/(loss) on exchange of intangible assets” in the consolidated statements of operations and comprehensive income/(loss). The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

Digital asset mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Goodwill

Goodwill of $71,977 was recognized as of December 31, 2020 in connection with the SOS IT Acquisition. In future years, the Company will complete an annual impairment test for goodwill that includes an assessment of qualitative factors including, but not limited to, macroeconomic conditions, industry and market conditions, and entity specific factors such as strategies and financial performance. The Company will perform annual impairment tests as of December 31, 2021 or earlier if indicators of impairment exist. There were no indicators of goodwill impairment as of December 31, 2021.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021, 2020 and 2019, no impairment of long-lived assets was recognized.

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

Non-recurring measurement of fair value

The Company accounts for its digital currencies as indefinite-lived intangible assets in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other. The Company’s digital currencies are initially recorded at fair value upon receipt (or “carrying value”). On a quarterly basis, they are measured at carrying value, net of any impairment losses incurred since receipt. Pursuant to guidance from ASC 820, Fair Value Measurement, the Company is required to determine the non-recurring  fair value measurement used to determine impairment of the digital currencies held on the balance sheet. The Company will record impairment losses as the fair value falls below the carrying value of the digital currencies. The digital currencies can only be marked down when impaired and not marked up when their value increases. The resulting carrying value represents the fair value of the asset. The last impairment date for the digital currencies was December 31, 2021. The Company had an outstanding carrying balance of digital assets of approximately $15.1 million, net of impairment losses incurred of $0.6 million for the year ended December 31, 2021. As of December 31, 2021, the fair value of the approximate 174 bitcoin and 2,770 ethereum held as digital currencies is approximately $14.5 million.

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

The Company also generates revenue from commodity trading. The revenue is measured based on the consideration specified in the contract with the customers, and excludes any sales incentives. The Company follows a policy of recognizing revenue at a single point in time when it satisfies its performance obligation by transferring control over a product or service to a customer, i.e. the company recognizes revenue when goods has been delivered and title to the goods and risk associated with the good have been completed transferred to the customer.

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). VAT taxes are presented as a reduction of revenue.

Operating lease

We adopted ASU No. 2016-02, Leases (Topic 842), or ASC 842, from January 1, 2020. We determine if an arrangement is a lease or contains a lease at lease inception. For operating leases, we recognize a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of our leases do not provide an implicit rate, we estimate our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The ROU assets also include any lease payments made, net of lease incentives. Lease expense is recorded on a straight-line basis over the lease term. Our leases often include options to extend and lease terms include such extended terms when we are reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when we are reasonably certain not to exercise those options.

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

Other comprehensive income

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2020, there are 2,298,577,369 and 488,960,010 dilutive shares, respectively. For the years ended December 31, 2019, there were no dilutive shares.

Share-based compensation

The Company recognizes compensation expense for all share–based payments in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. The Company follows the fair value method of accounting for awards granted to employees, directors, officers and consultants. Share-based awards are measured at their estimated fair value on each respective grant date. The Company recognizes share-based payment expenses over the vesting period. The Company’s share-based compensation awards are subject only to service-based vesting conditions. Forfeitures are accounted for as they occur. The fair value of an option award is estimated on the date of grant using the Black–Scholes option valuation model. The Black–Scholes option valuation model requires the development of assumptions that are inputs into the model. These assumptions are the expected stock volatility, the risk–free interest rate, the expected life of the option and the expected dividend yield which is based on the historical dividends issued by the Company. The Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. Expected volatility is calculated based on the analysis of other public companies. Risk–free interest rates are calculated based on risk–free rates for the appropriate term. The expected life is calculated as (i) the mid-point between the average vested date and the contractual expiration of the option for executives and directors and (ii) three years from the average vesting date for all others due to limited exercise history. Determining the appropriate fair value model and calculating the fair value of equity–based payment awards require the input of the subjective assumptions described above. The assumptions used in calculating the fair value of equity–based payment awards represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies and Practices - continued

Recently issued accounting pronouncements

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company is currently in the process of evaluating the effect of adopting ASU 2020-01 on its consolidated financial statements and related disclosure.

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

●	Impact of Recently Issued Accounting Pronouncements

Simplifying the accounting for income taxes (Topic 740)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)-Simplifying the Accounting for Income Taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and provides for consistent application of and simplifies generally accepted accounting principles for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The method of adoption varies depending on the component of the new rule that is being adopted. Early application is permitted. The adoption of this standard did not have a material impact on the SOS Group’s consolidated financial statements.

Investments- Equity securities (Topic 321), Investments-Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)-Clarifying the interactions between Topic 321, Topic 323, and Topic 815.

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity securities (Topic 321), Investments-Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)-Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The adoption of this standard did not have a material impact on the SOS Group’s consolidated financial statements.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

3.	Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2021	December 31, 2020
Accounts receivable	$27,099	$10,242
Allowance for doubtful accounts	(970)	(7)
Total accounts receivable, net	$26,129	$10,235

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$7	$6
Addition	963	1
Ending balance	$970	$7

4.	Other receivables, net

Other receivables consist of the following:

	December 31, 2021	December 31, 2020
Deposit to non-trade suppliers	$173,796	$43,591
Other receivables from disposal of subsidiaries	-	3,500
Advance to employees	92	667
Allowance for doubtful accounts	(654)	(385)
Total other receivables, net	$173,234	$47,373

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$385	$227
Addition	269	158
Ending balance	$654	$385

5.	INVENTORIES

Inventories consist of the following:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Finished goods	$96,071	$-

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

6.	oPERATING LEASE LIABILITIES

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

Operating lease expense for the years ended December 31, 2021, 2020 and 2019 was $996,614, $338,381, and $Nil, respectively.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of Balance Sheet	December 31, 2021	December 31, 2020
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$3,401	$4,158

Current operating lease liabilities	Operating lease liabilities - current	$894	$834
Non-current operating lease liabilities	Operating lease liabilities	1,918	2,749
Total operating lease liabilities		$2,812	$3,583

Weighted average remaining lease term (in years):
Operating leases		4.0	4.0

Weighted discount rate:
Operating leases		4.75%	4.75%

Maturities of lease liabilities were as follows:

	2021	2020
2021	$-	$985
2022	1,008	985
2023	1,008	985
2024	1,008	986
Total	3,024	3,941
Less: Amount representing interest	212	358
Present value of future minimum lease payments	2,812	3,583
Less: Current obligations	894	834
Long-term obligations	$1,918	$2,749

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

7.	Property, PLANT and equipment, net

Property, plant and equipment consist of the following:

	December 31, 2021	December 31, 2020
Office equipment, fixtures and furniture	$33,655	$514
Less: Accumulated depreciation	(5,335)	(5)
Total	$28,320	$509

The depreciation expenses for the years ended December 31, 2021, 2020 and 2019 was $5.2 million, $2,577 and $1,547, respectively.

8.	INTANGIBLE ASSETS

The following table presents the activities of balance as of December 31, 2021:

Balance as of December 31, 2020	$-
Additions of intangible assets	15,427
Less: Impairment losses	925
Balance as of December 31, 2021	$14,502

9.	Other payables

Other payables consist of the following:

	December 31, 2021	December 31, 2020
Payables to non-trade vendors and service providers	$1,674	$1,513
Accrued salary	3	2
Others	5,007	166
	$6,684	$1,681

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

10.	Related party balances and transactions

Amount due from related parties

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2021	December 31, 2020
Yongbao Insurance Agency Co., Ltd. and subsidiaries	Common shareholder	Inter-transaction	Repayment in demand	$1,173	$3,525
Wang Yaxian	Shareholder of the Company	Other receivables	Repayment in demand	-	-
Feng Weidong	CTO of the Company	Other receivables	Repayment in demand	52	-
Yongbao Information Technology Co., Ltd.	Related Company	Inter-transaction	Repayment in demand	4,705	-
Wu Xianlong	Director of a subsidiary	Account receivables & Other receivables	Repayment in demand	1,901	-
Kong Deyu	Senior management of the Company	Other receivables	Repayment in demand	-	160
Li Sing Leung	CFO of the Company	Other receivables	Repayment in demand	8	7
Wang Yilin	Director of China SOS	Other receivables	Repayment in demand	-	1
				$7,839	$3,693

Amount due to related parties

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2021	December 31, 2020
Yongbao Insurance Agency Co., Ltd.	Common shareholder	Inter- transaction	Repayment in demand	$2,733	$1,831
Wang Yilin	Director of China SOS	Account payables	Repayment in demand	13	70
Wu Wenbin	Non-executive director	Account payables	Repayment in demand	15	-
Li Sing Leung	CFO of the Company	Other payables	Repayment in demand	8	-
Wang Yaxian	Shareholder of the Company	Other payables	Repayment in demand	5	5
Bian Jingxue	Senior management of the Company	Other payables	Repayment in demand	3	3
				$2,777	$1,909

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

11.	Taxes

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

Hong Kong

China SOS is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, China SOS is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The subsidiaries including WOFE, Qingdao SOS, VIE, SOS IT, SOS Mongolia and SOS Trading are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case- by-case basis.

SOS IT obtained the “high-tech enterprise” tax status since 2020, which reduced its statutory income tax rate to 15% in 2020.

Significant components of the provision for income taxes are as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Current	$739	$147	$324
Income tax expenses	$739	$147	$324

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended December 31,	Year ended December 31,
	2021	2020
China statutory income tax rate	25%	25%
Preferential tax rate reduction	(10)%	(10)%
Permanent difference	2%	2%
Effective tax rate	17%	17%

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

11.	Taxes - continued

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2021 and 2020. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2021.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 6%.

Taxes (recoverable) payable consisted of the following:

	December 31, 2021	December 31, 2020
VAT taxes (recoverable)/payable	$(7,786)	$197
Other taxes payable	80	468
Total	$(7,706)	$665

12.	Concentration of risk

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

Ordinary shares

SOS Limited was established under the laws of Cayman Islands on August 18, 2015. The authorized number of ordinary shares is 6,000,000,000, comprising of 4,900,000,000 Class A ordinary shares with a par value of $0.0001 per Class A ordinary share, and 1,100,000,000 Class B ordinary shares with a par value of $0.0001 per Class B ordinary share.

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

On March 29, 2021, we entered security purchase agreement with certain accredited investors to sell 25,000,000 American Depositary Shares, representing 250,000,000 Class A Ordinary Shares and Warrants to Purchase up to 25,000,000 American Depositary Shares Representing Warrants to Purchase up to 250,000,000 Class A Ordinary Share.

On November 9, 2021, the Company entered into certain securities purchase agreement (the “November SPA”) with the purchasers party thereto pursuant to which the Company agreed to sell 51,500,000 of its ADSs, for gross proceeds of approximately $90.1 million. The Offering closed on November 15, 2021.

For year ended December 31, 2021, the shareholders did not exercise any outstanding warrants.

The Company’s outstanding warrants are classified as equity since they qualify for exemption from derivative accounting as they are considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants were recorded as additional paid-in capital from common stock.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

13.	Shareholders’ equity - continued

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2021:

	Warrants	Weighted Average Exercise Price

Warrants outstanding, as of December 31, 2019	$-	$-
Issued	212,363,343	0.266

Warrants outstanding, as of December 31, 2020	$212,363,343	$0.266

Issued	184,915,000	0.266

Warrants outstanding, as of December 31, 2021	$397,278,343	$0.266

Warrants Outstanding	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life
July 1, 2020 Warrants	67,445,674	$0.29	5 years
August 27, 2020 Warrants	53,580,020	$0.27	5 years
November 3, 2020 Warrants	65,337,649	$0.281	5 years
December 23, 2020 Warrants	26,000,000	$0.155	5 years
January 7, 2021 Warrants	13,525,000	$1.85	5 years
January 15, 2021 Warrants	23,880,000	$2.00	5 years
February 9, 2021 Warrants	23,880,000	$4.05	5 years
February 24, 2021 Warrants	23,880,000	$4.05	5 years
February 11, 2021 Warrants	16,500,000	$7.00	5 years
February 17, 2021 Warrants	2,450,000	$7.00	5 years
February 18, 2021 Warrants	4,300,000	$10.00	5 years
March 29, 2021 Warrants	25,000,000	$5.00	5 years
November 9, 2021 Warrants	51,500,000	$1.75	5 years

14.	Commitments and CONTINGENCIES

Purchase commitments

The Company has entered into two agreements for leasehold improvements on the office premises. As of December 31, 2021, the Company’s commitment under these agreements amounted to $4.56 million. There is $7 million commitment as of December 31, 2020.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

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

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net liabilities were $60.2 million, or 100% of total net assets as of December 31, 2020 and $ 638.6 million, or 100% of total net assets as of December 2021.

Litigation

Federal Class Action Securities Litigation (Beltran v. SOS Ltd., et al., No. 1:21-cv-07454 (D.N.J.))

On March 30, 2021, a purported shareholder Kimberly Beltran filed a securities class action complaint in the United States District Court District of New Jersey against the Company, Yandai Wang and Eric H. Yan, the Chief Executive Officer of the Company and President of the Company’s operating subsidiary, respectively. The action, Kimberly Beltran v. SOS Limited, et al., Case No. 1:21-cv-07454 (the “Action”), is filed on behalf of a putative class consisting of all persons and entities other than the Company that purchased or otherwise acquired SOS American depository shares (“ADSs”) between July 22, 2020 and February 25, 2021 (the “Plaintiffs”), both dates inclusive (the “Class Period”), seeking to recover damages allegedly caused by Company’s violations of the federal securities laws against the Company and certain of its top officials. The Complaint was filed in this Action on March 30, 2021 and the Action has not advanced beyond that stage. On November 2, 2021, the Court signed as an Order a stipulation entered into between the various Plaintiffs’ counsels appointing a co-lead Plaintiffs’ counsel. The Parties have agreed to, and the Court has approved of, a Scheduling Order which provides that Plaintiffs shall file an amended complaint on or before May 13, 2022 and the Company shall answer or otherwise respond to the Amended Complaint on or before July 1, 2022. In the interim, Plaintiffs and the Company were engaged in settlement discussions.

On April 28, 2022, the Plaintiffs and the Company agreed to a settlement in principle that contemplates a $5 million settlement payment covering all administration costs and Plaintiffs’ legal fees. The Company does not admit to any wrongdoing in this settlement and in accordance with the settlement there will be a full release of the Company and its officers and directors, for all claims arising during the Class Period that were or could have been asserted in the Action. The Plaintiffs and the Company plan to enter into a full settlement agreement within forty-five (45) days.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	revenue analysis AND Segment information

The Company follows ASC 280, Segment Reporting, which requires companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company has three reporting segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company considers itself to be operating within one reportable segment. The Company’s revenue and net income are substantially derived from Commodity trading.

Disaggregated information of revenues by business lines are as follows:

	FY 2021		FY 2020		FY 2019
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Commodity trading	275,363	77.0%	-	0.0%	-	0.0%
Insurance marketing	65,880	18.4%	49,232	97.9%	11,577	100%
Cryptocurrency mining	15,427	4.3%	-	0.0%	-	0.0%
Telecom call center	338	0.1%	922	1.8%	-	-%
Bank call center	-	0.0%	77	0.2%	-	-%
SaaS	813	0.2%	58	0.1%	-	-%
Total	357,821	100.0%	50,289	100.0%	11,577	100%

The Company’s operations are all based in the PRC, hence, management do not prepare disaggregated information of revenues by geographic locations.

Segment Reporting

SOS Ltd. (“SOS”) refers to the ultimate parent or the registrant, a Cayman Islands exempt company.

China SOS Ltd (“China SOS”) is a Hong Kong corporation.

WFOE refers to Qingdao SOS Investment Management Co., Ltd. (“WFOE”), a PRC corporation.

VIE refers to Qingdao SOS Industrial Holding Co., Ltd. (“VIE”), a PRC corporation.

Subsidiaries outside China include Yong Bao Two Ltd. (“YBT,” a British Virgin Islands company), FWD Ltd. (“FWD,” British Virgin Islands company), SOS Information Technology New York Inc.(“SOSNY,” a New York corporation), FD LLC (“FD,” a Nevada corporation), Future Technology Global Ltd. (“FTHK,” a Hong Kong corporation), Canada XX Exchange Ltd.(“CXXE,” a Canada corporation) and US XX Exchange Ltd. (“USXXE,” a Colorado corporation).

Subsidiaries inside China refers to the VIE’s subsidiaries, including SOS Information Technology Co.,Ltd (“SOSIT”), Inner Mongolia SOS Insurance Agency Co., Ltd (“IMSOS”); and directly owned subsidiaries including SOS International Trading Co., Ltd (“SOSINT”), Qingdao SOS Investment LLP (“SOSIL”), Qingdao SOS Digital Technologies Ltd. (“SOSDT”), Common Prosperity Technology Co., Ltd. (“SOSCP”), SOS Ronghe Digital Technology Co., Ltd. (“SOSRD”), Weigou International Trading Co., Ltd (“SOSWI”), Shuyun International Trading Co., Ltd (“SOSSI”), SOS Auto Service Co., Ltd. (“SOSAS”), and Chexiaoer Technology Co., Ltd (“SOSCX”).

SOS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2020	2019
Reportable segment revenues	$357,821	$50,289	$11,577
Revenue, net – Insurance marketing	66,951	50,289	11,577
Revenue, net – Commodity trading	268,489	-	-
Revenue, net – Others	23,098	-	-
Eliminations	(717)
Cost of revenues	(336,752)	(37,295)	(9,459)
Cost of revenues-insurance marketing	(58,872)	(37,295)	(9,459)
Cost of revenues-Commodity trading	(264,764)	-	-
Cost of revenues-Others	(13,115)	-	-
Eliminations	(1)	-	-

Reconciling Items
Selling, general and administrative	(61,291)	(2,906)	(363)
Depreciation and amortization	(5,203)	(2)	(2)
Impairment of intangible assets	(925)	-	-
Loss on deconsolidation	-	(482)	-
Other (expense)/income	(1,962)	(5,053)	41
Current income tax expense	(739)	(147)	(324)
Net (loss)/income	(49,051)	4,404	1,470

Note Revenue - net, others refers to revenue generated from cryptocurrency mining and other revenue

The following financial information has been prepared to illustrate the consolidated financial position as at December 31, 2020 and 2021 and cash flows and profit or loss and other comprehensive income for the years ended December 31, 2020 and 2021 for (i) SOS Ltd; (ii) China SOS Ltd.; (iii)WFOE; (iv) VIE; (v) Subsidiaries outside China (vi)Subsidiaries inside China. The financial information of SOS Ltd. has been extracted from: SOS Ltd’s audited consolidated statements of financial position as of December 31, 2020 and 2021, and the related consolidated statements of profit or loss and other comprehensive income and cash flows for the years ended December 31, 2019, 2020 and 2021 and the related notes, included elsewhere in this annual report.

Condensed consolidated statement of comprehensive loss for the period ended December 31, 2021

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
												Subsidiaries	Subsidiaries
					Subsidiaries	Subsidiaries	SOS Ltd.	China SOS Ltd	WFOE	VIE	Inter-company	Outside China	Inside China	SOS Ltd
	SOS Ltd	China SOS Ltd	WFOE	VIE	Outside China	Inside China	Adjustment(a)	Adjustment (a)	Adjustment	Adjustment	Elimination	Adjustment(b)	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES -net	-	15,315	-	-	718	342,506	-	-	-	-	-	(718)	-	357,821
COST OF REVENUES	-	2,327	-	-	3,728	330,697	-	-	-	-	-		-	336,752
GROSS PROFIT	-	12,988	-	-	(3,010)	11,809	-	-	-	-	-	(718)	-	21,069
OPERATING EXPENSES:
General and administrative	15,713	10,340	12	-	7,574	7,320	(12,033)	-	-	-	-	(718)	-	28,208
Share-based compensation	33,537	-	-	-	-	-	-	-	-	-	-	-	-	33,537
Selling expense	-	-	-	(3)	-	677	-	-	-	-	-	-	-	674
Total operating expenses	49,250	10,340	12	(3)	7,574	7,997	(12,033)	-	-	-	-	(718)	-	62,419
INCOME FROM OPERATIONS	(49,250)	2,648	(12)	3	(10,584)	3,812	12,033	-	-	-	-	-	-	(41,350)
OTHER INCOME(EXPENSE):
Other income(expense),net	(5,000)	-	-	-	-	(1,962)	-	-	-	-	-	-	-	(6,962)
Total other (expenses)income, net	(5,000)	-	-	-	-	(1,962)	-	-	-	-	-	-	-	(6,962)
INCOME (LOSS)BEFORE INCOME TAXES	(54,250)	2,648	(12)	3	(10,584)	1,850	12,033	-	-	-	-	-	-	(48,312)
INCOME TAXES	-	-	-	-	-	(739)	-	-	-	-	-	-	-	(739)
Non-controlling interest	-	-	-	-	-	(200)	-	-	-	-	-	-	-	(200)

NET PROFIT(LOSS)	(54,250)	2,648	(12)	3	(10,584)	911	12,033	-	-	-	-	-	-	(49,251)

Notes

(a)	SOS Ltd. Completed a couple rounds of F3 financing. This entry is to offset legal fee against gross proceeds from registered direct offering.
(b)	This represents an elimination entry to set off inter-company sales from China SOS to FD LLC, which is a service cost to FD LLC.

Condensed consolidated statement of financial position as at December 31, 2021

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
																	Subsidiaries	Subsidiaries
					Subsidiaries	Subsidiaries	SOS Ltd.						China SOS Ltd.	WOFE	VIE	Inter-company	Outside China	Inside China	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Outside China	Inside China	Adjustment(a)	Adjustment(b)	Adjustment(c)	Adjustment(d)	Adjustment(e)	Adjustment(f)	Adjustment	Adjustment	Adjustment	elimination(g)	Adjustment	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	12,301	160,091	4,164	2	101,210	60,258	-	-	-	-	-	-	-	-	-	-	-	-	338,026
Accounts receivable, net	-	-	-	-	-	26,129	-	-	-	-	-	-	-	-	-	-	-	-	26,129
Other receivables - net	67,962	16,902	-	-	345	903	-	-	-	-	-	-	-	-	-	(79,391)	-	-	6,721
Amount due from related parties	-	900	-	-	1,000	5,939	-	-	-	-	-	-	-	-	-	-	-	-	7,839
Inter-company receivable	19,791	(153,855)	311,415	(2)	(19,791)	(196,737)	39,179	-	-	3,578	-	-	-	-	-	-	-	(3,578)	-
Inventory	-	-	-	-	-	96,071	-	-	-	-	-	-	-	-	-	-	-	-	96,071
Intangible assets	14,502																		14,502
Advance payments	6,400	97,115	-	-	300	62,698	-	-	-	-	-	-	-	-	-	-	-	-	166,513
Tax recoverable	-	-	-	-	-	7,706	-	-	-	-	-	-	-	-	-	-	-	-	7,706
Total current assets	120,956	121,153	315,579	-	83,064	62,967	39,179	-	-	3,578	-	-	-	-	-	(79,391)	-	(3,578)	663,507
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	-	3,401	-	-	-	-	-	-	-	-	-	-	-	-	3,401
Property equipment and software, net	-	9,844	-	-	16,903	535	-	-	-	-	-	-	-	-	-	-	-	-	27,282
Goodwill	-	-	-	-	-	72	-	-	-	-	-	-	-	-	-	-	-	-	72
Investment in subsidiaries outside China	374,463	-	-		-	-	-	-	(374,463)	-	-	-	-	-	-	-	-	-	-
Investment in WFOE	-	310,205	-	-	-	-	-	(310,205)	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	-	-	-	-	64,794	-	-	-	-	-	-	(64,794)	-	-	-	-	-	-	-
Prepaid expense	-	-	-	-	-	1,038	-	-	-	-	-	-	-	-	-	-	-	-	1,038
Total non-current assets	374,463	320,049	-	-	81,697	5,046	-	(310,205)	(374,463)	-	-	(64,794)	-	-	-	-	-	-	31,793
Total assets	495,419	441,202	315,579	-	164,761	68,013	39,179	(310,205)	(374,463)	3,578	-	(64,794)	-	-	-	(79,391)	-	(3,578)	695,300
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payble	-	11,359	-	-	-	18,128	-	-	-	-	-	-	-	-	-	-	-	-	29,487
Amount due to related parties	15	-	2	-	18	2,742	-	-	-	-	-	-	-	-	-	-	-	-	2,777
Operating lease liability-current	-	-	-	-	-	894	-	-	-	-	-	-	-	-	-	-	-	-	894
Advance from customers	-	-	-	-	-	19,968	-	-	-	-	-	-	-	-	-	-	-	-	19,968
Payroll payable	-	-	-	-	1	2	-	-	-	-	-	-	-	-	-	-	-	-	3
Other payables	5,141	(24,879)	47	-	5,093	104,201	-	-	-	(3,528)	-	-	-	-	-	(79,391)	-	-	6,684
Total current liabilities	5,156	(13,520)	49	-	5,112	145,935	-	-	-	(3,528)	-	-	-	-	-	(79,391)	-	-	59,813
Operating lease liabilty-noncurrent	-	-	-	-	-	1,918	-	-	-	-	-	-	-	-		-	-	-	1,918
Total non-current liability	-	-	-	-		1,918	-	-	-	-			-	-	-	-	-	-	1,918
Total liabilities	5,156	(13,520)	49	-	5,112	147,853	-	-	-	(3,528)			-	-	-	(79,391)	-	-	61,731
Shareholder’s equity
Paid up capital	427,236	452,076	315,546	-	99,290	(94,881)	15	(310,205)	(374,463)	7,106	(453,082)	(64,794)	-	-	-	-	-	(3,578)	266
Additional paid-in capital	119,147	-	-	-	-	10	39,163	-	-	-	514,065	-	-	-	-	-	-	-	672,386
Retained earnings	(56,120)	2,646	(16)	-	60,359	14,831	-	-	-	-	(65,113)	-	-	-	-	-	-	-	(43,413)
Accumulated other comprehensive income (loss)	-	-	-	-	-	-	-	-	-	-	4,130	-	-	-	-	-	-	-	4,130
Non-controlling interest	-	-	-	-	-	200	-	-	-	-	-	-	-	-	-	-	-	-	200
Total Shareholders’ equity	490,263	454,722	315,530	-	159,649	(79,840)	39,178	(310,205)	(374,463)	7,106	-	(64,794)	-	-	-	-	-	(3,578)	633,569
Total Liabilities and shareholders’ equity	495,419	441,202	315,579	-	164,761	68,013	39,178	(310,205)	(374,463)	3,578	-	(64,794)	-	-	-	(79,391)	-	(3,578)	695,300

Notes

(a)	SOS placed private equity from a number of investors, SOSINT received it on behalf of SOS. This entry represents that SOS is to pick it up by increasing paid-up & additional paid-up capital by going through inter-company account;
(b)	This entry is to eliminate China SOS’s investment in WFOE against WFOE’s paid-up capital, additional paid-up capital and retained earning if any;
(c)	This entry is to eliminate SOS’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;
(d)	China SOS received F3 financing net of issuance expenses on behalf of SOS. This entry is to increase SOS’s paid-up capital & additional paid-up capital by going through inter-company account to offset other receivables and other payable;
(e)	This entry is to re-classify paid-up capital to additional capital by Register of members reconciliation table and re-classify between retained earnings and additional paid-up capital;
(f)	This entry is to eliminate SOSNY’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;
(g)	This entry represents an inter-company elimination entry between SOS and SOSNY.

Condensed consolidated statement of cash flow as at December 31, 2021

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
					Subsidiaries	Subsidiaries	Consolidation	Consolidation	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	inside China	Adjustments (a)	Adjustments (b)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(54,250)	2,648	(12)	3	(10,584)	911	-	12,033	(49,251)
Adjustments to reconcile net income net cash used in operating activities:									-
Depreciation of property, plant and equipment	-	-	-	-	-	5,203	-	-	5,203
Depreciation of ROU	-	-	-	-	-	843	-	-	843
Share-based compensation	33,537	-	-	-	-	-	-	-	33,537
Accretion of finance leases	-	-	-	-	-	152	-	-	152
Allowance for doubtful accounts - accounts receivable	-	-	-	-	-	963	-	-	963
Allowance for doubtful accounts - other receivable	-	-	-	-	-	269	-	-	269
Impairment of cryptocurrencies	-	-	-	-	925	-	-	-	925
Changes in operating assets and liabilities
Accounts receivable	-	-	-	-	-	(15,894)	-	-	(15,894)
Other receivables	(9,522)	(99,516)			(595)	(16,228)			(125,861)
Inter-company account	(99,132)	128,855	(311,415)	-	84,650	197,042	-	-	-
Amount due from related parties	-	(900)	(2)	-	1,000	(4,244)	-	-	(4,146)
Intangible assets	-	(14,502)	-	-	-	-	-	-	(14,502)
Accrued liabilities	-	-	-	-	3	19,812	-	-	19,815
Inventory	-	-	-	-	-	(96,071)	-	-	(96,071)
Tax payables	-	-	-	-	-	(8,371)	-	-	(8,371)
Accounts payable	-	11,359	-	-	-	17,050	-	-	28,409
Other payables	5141	121	47	-	-	(306)	-	-	5,003
Amount due to related parties	15	-	-	-	9	844	-	-	868
Contract liabilities	-	-	-	-	-	(454)	-	-	(454)
Net cash (used in) generated from operating activities	(124,211)	28,065	(311,382)	3	75,408	101,521	-	12,033	(218,563)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	(11,358)	-	-	(16,922)	(4,754)	-	-	(33,034)
Investment in equity	(374,463)	(310,205)	-	-	(64,794)	(657)	750,119	-	-
Net cash (used in) generated from investing activities	(374,463)	(321,563)	-	-	(81,716)	(5,411)	750,119	-	(33,034)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principle portion of lease liabilities	-	-	-	-	-	(1,764)	-	-	(1,764)
Proceed from share issuance, net of issuance costs	510,271	452,076	315,547	-	110,523	(40,426)	(750,119)	(12,033)	585,839
Proceed from private equity placement, net of issuance costs	-	-	-	-	-	-	-	-	-
Net cash generated from (used in) financing activities	510,271	452,076	315,547	-	110,523	(42,190)	(750,119)	(12,033)	584,075
									-
EFFECT OF EXCHANGE RATES ON CASH	-	-	(1)	-	(98)	1,925	-	-	1,826

Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	11,597	158,578	4,164	3	104,117	55,845	-	-	334,304
CASH AND CASH EQUIVALENTTS, beginning of year	1	-	-	-	-	3,721	-	-	3,722
CASH AND CASH EQUIVALENTTS, end of year	11,598	158,578	4,164	3	104,117	59,566	-	-	338,026

Notes

(a)	This entry is to eliminate investment against equity accounts;
(b)	This entry is to offset legal expenses against gross proceeds from direct public offerings.

Condensed consolidated statement of comprehensive loss for the period ended December 31, 2020

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
													Subsidiaries	Subsidiaries
		China			Subsidiaries	Subsidiaries	SOS Ltd		China SOS Ltd	WFOE	VIE	Inter-company	Outside China	Inside China	SOS Ltd.
	SOS Ltd	SOS Ltd	WFOE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Adjustment	Adjustment	Adjustment	Elimination	Adjustment	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES	-	-	-	-	-	50,289			-	-	-	-	-	-	50,289
COST OF REVENUES	-	-	-	-	-	(37,295)			-	-	-	-	-	-	(37,295)
GROSS PROFIT	-	-	-	-	-	12,994	-	-	-	-	-	-	-	-	12,994
OPERATING EXPENSES:															-
General and administrative	(897)	(2)	(3)	-	-	(1,047)	-	(452)	-	-	-	-	-	-	(2,401)
Share-based compensation	(506)	-	-	-	-	-	-	-	-	-	-	-	-	-	(506)
Total operating expenses	(1,403)	(2)	(3)	-	-	(1,047)	-	(452)	-	-	-	-	-	-	(2,907)
INCOME FROM OPERATIONS	(1,403)	(2)	(3)	-	-	11,947	-	(452)	-	-	-	-	-	-	10,087
OTHER INCOME(EXPENSE):															-
Loss on acquisition	-	-	-	-	-	-	(5,679)	-	-	-	-	-	-	-	(5,679)
Other income(expense),net	-	-	-	-	-	625	-	-	-	-	-	-	-	-	625
Total other (expenses)income, net	-	-	-	-	-	625	(5,679)	-	-	-	-	-	-	-	(5,054)
INCOME(LOSS)BEFORE INCOME TAXES	(1,403)	(2)	(3)	-	-	12,572	(5,679)	(452)	-	-	-	-	-	-	5,033
INCOME TAXES	-	-	-	-	-	(147)	-	-	-	-	-	-	-	-	(147)
NET INCOME(LOSS) - CONTINUING OPERATION	(1,403)	(2)	(3)	-	-	12,425	(5,679)	(452)	-	-	-	-	-	-	4,886
															-
DISCONTINUED OPERATIONS:
Loss from discontinued operations	-				-	-	(545)	-	-	-	-	-	-	-	(545)
Income from disposal of discontinued operations	-	-	-		-		63	-	-	-	-	-	-	-	63
LOSS FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-	(482)	-	-	-	-	-	-	-	(482)
					-				-	-	-	-	-	-	-
NET PROFIT(LOSS)	(1,403)	(2)	(3)	-	-	12,425	(6,161)	(452)	-	-	-	-	-	-	4,404
OTHER COMPREHENSIVE INCOME(LOSS)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment - net of tax	-	-	-	-	-	874	-	-	-	-	-	-	-	-	874
COMPREHENSIVE INCOME(LOSS)	(1,403)	(2)	(3)	-	-	13,299	(6,161)	(452)	-	-	-	-	-	-	5,278

Notes

(a)	SOS disposed off the legacy business in August 2020, it incurred a loss from an acquisition of $5.68 million and a loss from discontinued operation of $0.55 million, as well as a gain from the asset sale of 0.63 million, adding up to a total loss of $6.16 million;
(b)	SOS picked up legal expenses paid by China SOS for the amount of $0.45 million.

Condensed consolidated statement of financial position as at December 31, 2020

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
													Subsidiaries	Subsidiaries
		China			Subsidiaries	Subsidiaries	SOS Ltd.		China SOS Ltd.	WFOE	VIE	Inter-company	Outside China	Inside China	SOS Ltd.
	SOS Ltd.	SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustement (a)	Adjustment (b)	Adjustment	Adjustment (d)	Adjustment	elimination (c)	Adjustment	Adjustment (e)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1	268	3,304	2	-	147	-	-	-	-	-	-	-	-	3,722
Accounts receivable, net	-	-	-	-	-	10,235	-	-	-	-	-	-	-	-	10,235
Other receivables - net	102	-	100	-	-	43,671	-	3,500	-	-	-	-	-	-	47,373
Amount due from related parties	-	-	-	-	-	3,693	-	-	-	-	-	-	-	-	3,693
Inter-company receivable (c)	-	-	-	-	-		(38,429)	-	-	-	-	38,429	-	-	-
Total current assets	103	268	3,404	2	-	57,746	(38,429)	3,500	-	-	-	38,429	-	-	65,023
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	-	4,158	-	-	-	-	-	-	-	-	4,158
Property equipment and software, net	--	-	-	-	-	509	-	-	-	-	-	-	-	-	509
Investment in WFOE (d)	-	3,391	-		-	-	-	-	-	(3,391)	-	-	-	-	-
Investment in subsidiaries inside China (e)	-	-	-	-	-	644	-	-	-	-	-	-	-	(644)	-
Goodwill	-	-	-		-	-	-	-	-	-	-	-	-	72	72
Total non-current assets	-	3,391	-	-	-	5,311	-	-	-	(3,391)	-	-	-	(572)	4,739
Total assets	103	3,659	3,404	2	-	63,057	(38,429)	3,500	-	(3,391)	-	38,429	-	(572)	69,762
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	-	-	-	-	1,078	-	-	-	-	-	-	-	-	1,078
Amount due to related parties	-	-	-	-	-	1,909	-	-	-	-	-	-	-	-	1,909
Inter-company payable		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease liability-current	-	-	-	-	-	834	-	-	-	-	-	-	-	-	834
Contract liability	-	-	-	-	-	610	-	-	-	-	-	-	-	-	610
Tax payable	-	-	-	-	-	665	-	-	-	-	-	-	-	-	665
Other payables	-	100	2	2	-	40,007	-	-	-	-	-	(38,429)	-	-	1,681
Total current liabilities	-	100	2	2	-	45,103	-	-	-	-	-	(38,429)	-	-	6,777
Operating lease liabilty-noncurrent	-	-	-	-	-	2,749	-	-	-	-	-	-	-	-	2,749
Total non-current liability	-	-	-	-	-	2,749	-	-	-	-	-	-	-	-	2,749
Total liabilities	-	100	2	2	-	47,852	-	-	-	-	-	(38,429)	-	-	9,526
Shareholder’s equity					-							-	-
Paid up capital	(1)	3	-	-	-	-	46	12	-	-	-	-	-	-	60
Additional paid-in capital	1,960	3,558	3,406	-	-	590	38,383	9,649	-	(3,406)	-	-	-	(540)	53,600
Retained earnings	(1,856)	(2)	(3)	-	-	13,903	-	(6,161)	-	3	-	-	-	(46)	5,838
Accumulated other comprehensive income (loss)	-	-	-	-	-	712	-	-	-	12	-	-	-	14	738
Total Shareholders’ equity	103	3,559	3,402	-	-	15,205	38,429	3,500	-	(3,391)	-	-	-	(570)	60,236
Total Liabilities and shareholders’ equity	103	3,659	3,404	2	-	63,057	38,429	3,500	-	(3,391)	-	(38,429)	-	(570)	69,762

Notes

(a)	SOSIT received fund on behalf of SOS; it was the proceeds net of legal expenses paid by private equity investors, equivalent to $38.42 million. Together with (c) it is proposed to offset account receivable and account payable for the same amount via inter-company account;
(b)	SOS disposed off the legacy business in August 2020, it incurred a loss from an acquisition of $5.68 million and a loss from discontinued operation of $0.55 million, as well as a gain from the asset sale of 0.63 million, adding up to a total loss of $6.16 million; It was acquired previously in June 2020 by issuing class A common share for the amount of $9.66 million;
(c)	Together with (b), another half of the elimination of inter-company receivable from SOS and inter-company payable from SOSIT for the same amount of $38.42 million;
(d)	This entry is to eliminate China SOS’s long-term investment at initial cost in WFOE against WFOE’s paid-up capital, additional paid-up capital and retained earnings etc;
(e)	This entry is also an elimination entry to knock off SOSIT’s long-term investment at cost in IMSOS against IMSOS’s paid-up capital, additional capital and retained earning etc.

Condensed consolidated statement of cash flow as at December 31, 2020

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

		China			Subsidiaries	Subsidiaries	Consolidation	Consolidation	SOS Ltd.
	SOS Ltd.	SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(1,403)	(2)	(3)	-	-	12,425	(452)	(6,161)	4,404
Adjustments to reconcile net income net cash used in operating activities:
Depreciation of property, plant and equipment	-	-	-	-	-	2	-	-	2
Share-based compensation	506	-	-	-	-	-	-	-	506
Allowance for doubtful accounts - accounts receivable	-	-	-	-	-	1	-	-	1
Allowance for doubtful accounts - other receivable	-	-	-	-	-	158	-	-	158
Loss on acquisition	-	-	-	-	-	-	-	5,679	5,679
Income from disposal of discontinued operations	-	-	-	-	-	-	-	(63)	(63)

Changes in operating assets and liabilities
Accounts receivable	-	-	-	-	-	(2,065)	-	-	(2,065)
Other receivables	-	-	-	-	-	(36,019)	-	-	(36,019)
Amount due from related parties	-	-	-	-	-	(2,871)	-	-	(2,871)
Tax payables	-	-	-	-	-	292	-	-	292
Accounts payable	-	-	-	-	-	(11,940)	-	-	(11,940)
Other payables	-	100	-	-	-	1,384	-	-	1,484
Amount due to related parties	-	-	-	-	-	(3,666)	-	-	(3,666)
Contract liabilities	-					546	-	-	546
Net cash (used in) generated from operating activities	(897)	98	(3)	-	-	(41,753)	(452)	(545)	(43,552)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	-	-	-	-	(501)	-	-	(501)
Investment in equity	-	(3,391)	3,391	-	-	0	-	-	-
Proceed from disposals of discontinued operations	-	-	-	-	-	3,500	-	-	3,500
Net cash (used in) generated from investing activities	-	(3,391)	3,391	-	-	2,999	-	-	2,999

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	-	3,578	-	-	-	-	-	-	3,578
Proceed from private equity placement, net of issuance costs	1,000	-	-	-	-	38,973	-	-	39,973
Net cash generated from (used in) financing activities	1,000	3,578	-	-	-	38,973	-	-	43,551

EFFECT OF EXCHANGE RATES ON CASH	(1)	(17)	(84)	-	-	785	-	-	683

NET CASH CHANGES IN CASH AND CASH EQUIVALENTS	102	268	3,304	-	-	1,004	(452)	(545)	3,681
CASH AND CASH EQUIVALENTTS, beginning of year	1	-	-	-	-	40	-	-	41
CASH AND CASH EQUIVALENTTS, end of year	103	268	3,304	-	-	1,044	(452)	(545)	3,722

Notes

(a)	SOS picks up the legal expense of $0.45 million paid by China SOS, this increase the net loss of SOS by the same amount;
(b)	To reflect the impact of SOS’s disposition of XRF’s fintech business on cash flow: a loss from an acquisition of $5.68 million and a loss from discontinued operation of $0.55 million, as well as a gain from the asset sale of 0.63 million, adding up to a total loss of $6.16 million.

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-19
													Subsidiaries	Subsidiaries
		China			Subsidiaries	Subsidiaries	SOS Ltd		China SOS Ltd	WFOE	VIE	Inter-company	Outside China	Inside China	SOS Ltd.
	SOS Ltd	SOS Ltd	WFOE	VIE	Outside China	Inside China	Adjustment	Adjustment	Adjustment	Adjustment	Adjustment	Elimination	Adjustment	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES	-	-	-	-	-	11,577	-	-	-	-	-	-	-	-	11,577
COST OF REVENUES	-	-	-	-	-	(9,459)	-	-	-	-	-	-	-	-	(9,459)
GROSS PROFIT	-	-	-	-	-	2,118	-	-	-	-	-	-	-	-	2,118
OPERATING EXPENSES:
General and administrative	-	-	-	-	-	(365)	-	-	-	-	-	-	-	-	(365)
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses	-	-	-	-	-	(365)	-	-	-	-	-	-	-	-	(365)
INCOME FROM OPERATIONS	-	-	-	-	-	1,753	-	-	-	-	-	-	-	-	1,753
Other income(expense),net	-	-	-	-	-	41	-	-	-	-	-	-	-	-	41
Total other (expenses)income, net	-	-	-	-	-	41	-	-	-	-	-	-	-	-	41
INCOME(LOSS)BEFORE INCOME TAXES	-	-	-	-	-	1,794	-	-	-	-	-	-	-	-	1,794
INCOME TAXES	-	-	-	-	-	(324)	-	-	-	-	-	-	-	-	(324)
NET INCOME(LOSS) - CONTINUING OPERATION	-	-	-	-	-	1,470	-	-	-	-	-	-	-	-	1,470
NET PROFIT(LOSS)	-	-	-	-	-	1,470	-	-	-	-	-	-	-	-	1,470
Foreign currency translation adjustment - net of tax	-	-	-	-	-	(16)	-	-	-	-	-	-	-	-	(16)
COMPREHENSIVE INCOME(LOSS)	-	-	-	-	-	1,454	-	-	-	-	-	-	-	-	1,454

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-19
												Subsidiaries	Subsidiaries
		China			Subsidiaries	Subsidiaries	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Inter-company	Inside China	Outside China	SOS Ltd
	SOS Ltd.	SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustements	Adjustment	Adjustment	Adjustment	Elimination	Adjustment	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	-	-	-	-	-	41	-	-	-	-	-	-	-	41
Accounts receivable,net	-	-	-	-	-	8,171	-	-	-	-	-	-	-	8,171
Other receivables - net	-	-	-	-	-	11,512	-	-	-	-	-	-	-	11,512
Amount due from related parties	-	-	-	-	-	822	-	-	-	-	-	-	-	822
Total current assetes	-	-	-	-	-	20,546	-	-	-	-	-	-	-	20,546
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Property equipment and software,net	-	-	-	-	-	6	-	-	-	-	-	-	-	6
Total non-current assets	-	-	-	-	-	6	-	-	-	-	-	-	-	6
Total assets	-	-	-	-	-	20,552	-	-	-	-	-	-	-	20,552
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	-	-	-	-	13,018	-	-	-	-	-	-	-	13,018
Amount due to related parties	-	-	-	-	-	5,575	-	-	-	-	-	-	-	5,575
Contract liability	-	-	-	-	-	64	-	-	-	-	-	-	-	64
Tax payable	-	-	-	-	-	374	-	-	-	-	-	-	-	374
Other payables	-	-	-	-	-	197	-	-	-	-	-	-	-	197
Total current liabilities	-	-	-	-	-	19,228	-	-	-	-	-	-	-	19,228
Total non-current liability	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total liabilities	-	-	-	-	-	19,228	-	-	-	-	-	-	-	19,228
Shareholder’s equity
Paid up capital	-	-	-	-	-	6	-	-	-	-	-	-	-	6
Additional paid-in capital	-	-	-	-	-	(6)	-	-	-	-	-	-	-	(6)
Retained earnings	-	-	-	-	-	1,340	-	-	-	-	-	-	-	1,340
Accumulated other comprehensive loss	-	-	-	-	-	(16)	-	-	-	-	-	-	-	(16)
Total Shareholders’ equity	-	-	-	-	-	1,324	-	-	-	-	-	-	-	1,324
Total Liabilities and shareholders’ equity	-	-	-	-	-	20,552	-	-	-	-	-	-	-	20,552

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-19
		China			Subsidiaries	Subsidiaries	Consolidation	SOS Ltd.
	SOS Ltd.	SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustments	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit	-	-	-	-	-	1,470	-	1,470
Adjustments to reconcile net income net cash used in operating activities:
Depreciation of property, plant and equipment	-	-	-	-	-	2	-	2
Share-based compensation	-	-	-	-	-	-	-	-
Allowance for doubtful accounts - accounts receivable	-	-	-	-	-	5	-	5
Allowance for doubtful accounts - other receivable	-	-	-	-	-	146	-	146
Loss on acquisition	-	-	-	-	-	-	-	-
Income from disposal of discoutinued operations	-	-	-	-	-	-	-	-

Changes in operating assets and liabilities
Accounts receivable	-	-	-	-	-	(5,455)	-	(5,455)
Other receivables	-	-	-	-	-	(1,498)	-	(1,498)
Amount due from related parties	-	-	-	-	-	3,278	-	3,278
Tax payables	-	-	-	-	-	364	-	364
Accounts payable						3,851		3,851
Other payables	-	-	-	-	-	(217)	-	(217)
Amount due to related parties	-	-	-	-	-	(1,934)	-	(1,934)
Contract liabilities	-	-	-	-	-	32	-	32
Net cash generated from operating activities	-	-	-	-	-	44	-	44

EFFECT OF EXCHANGE RATES ON CASH	-	-	-	-	-	(16)	-	(16)

NET CASH CHANGES IN CASH AND CASH EQUIVALENTS	-	-	-	-	-	28	-	28
CASH AND CASH EQUIVALENTTS, BEGINNING OF YEAR	-	-	-	-	-	13	-	13
CASH AND CASH EQUIVALENTTS, END OF YEAR	-	-	-	-	-	41	-	41

16.	SUBSEQUENT EVENTS

Receipt of SEC Subpoena

On February 16, 2022, the Company received a subpoena from the Securities and Exchange Commission (the “SEC”) requesting the production of certain documents related to an investigation by the SEC (the “Investigation”). The SEC’s subpoena, like the Lawsuit, refers to a February 26, 2021, derogatory report about the Company published by Hindenburg Research LLC, to which the Company responded in a press release dated March 1, 2021. Among the documents the SEC seeks are those pertaining to the matters discussed in the report and to the Company’s assertions in the press release that the report contained false information. Because the Investigation is at an early stage, the Company cannot predict its outcome, duration, or any potential consequences at this time. The SEC has not advised the Company that it has concluded any legal violation has occurred, but any Investigation potentially could result in government enforcement actions and, to civil and/or criminal sanctions under relevant laws. The Company intends to cooperate with the SEC with respect to the Investigation.

On April 29, 2022, the Company received a second subpoena from the SEC requesting the production of additional documents related to the Investigation. The Company intends to cooperate with the SEC with respect to the Investigation. The Company intends to cooperate with the SEC with respect to the Investigation.

Registered Direct Offering

On March 31, 2022，the Company entered into certain securities purchase agreement with the purchaser party thereto pursuant to which the Company agreed to sell 35,750,000 of its ADSs for gross proceeds of approximately $20 million. The Offering closed on April 4, 2022.

Placement Agency Agreement

On March 31, 2022, the Company entered into placement agency agreement with Maxim Group LLC as exclusive placement agent pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent $5,000 for non-accountable expenses and up to $40,000 for the reasonable and accounted fees and expenses of legal counsel.

* * * * *

ITEM 19. EXHIBITS

1.1*	Sixth amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

1.2	Form of Written Ordinary Resolutions of the Company (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2***	Registrant’s Specimen Certificate for Ordinary Shares

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on April 14, 2017)

2.4	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

2.5	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

2.6	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

2.7	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 17, 2021)

2.8	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 22, 2021)

2.9	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

2.10	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

4.1	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

4.2	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

4.3	Form of the Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

4.4	Placement Agent Agreement, dated January 15, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

4.5	Form of the Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

4.6	Engagement Letter, dated February 7, 2021 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

4.7	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 17, 2021)

4.8	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 22, 2021)

4.9	Form of Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

4.10	Engagement Letter, dated February 24, 2021 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

4.11	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

4.12	Form of Lock-Up (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

4.13	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.14	Form of Lock-Up (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.15	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.16	Purchase & Sale Agreement between Thor Miner Inc. and SOS Information Technology New York Inc. dated January 10, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 12, 2022)

4.17	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.18	Form of Lock-Up (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.19	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

***	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates.

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

Date: May 2, 2022