Form 20-F
period 2022-12-31
SOS Ltd
filed 2023-05-18
CIK 1346610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

2,985,573,853 Class A ordinary shares *

198,162,525 Class B ordinary shares *

* On a pre-2023 Share Consolidation basis (as defined below)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐     No ☒

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“ADSs” refers to our American depositary shares, each of which represents 10 Class A ordinary share;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong Special Administrative Region and the Macau Special Administrative Region, unless referencing specific laws and regulations adopted by the PRC and other legal and tax matters only applicable to mainland China, and excluding, for the purposes of this annual report only, Taiwan;

●	“Class A ordinary shares” refers to Class A ordinary shares, par value US$0.005 per share of SOS Limited;

●	“Class B ordinary shares” refers to Class B ordinary shares, par value US$0.005 per share of SOS Limited;

●	“we,” “us,” “our company” and “our” refer to SOS Limited, and its consolidated subsidiaries.

●	“investors” refers to lenders of capital on our marketplace, unless the context indicates otherwise;

●	“NYSE” refers to the New York Stock Exchange;

●	“RMB” and “Renminbi” refer to the legal currency of China; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

●	“SOS” or “the Company” refers to SOS Limited., an exempted company registered in the Cayman Islands with limited liability.

●	“former variable interest entity” or “former VIE” refer to the consolidated variable interest entity, Qingdao SOS Industrial Holding Co., Ltd. and its subsidiaries which are PRC companies in which SOS did not have equity interests but whose financial results had been consolidated by SOS in accordance with U.S. GAAP due to SOS being the primary beneficiary of these companies prior to the disposition of the VIE and its subsidiaries.

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

PART I

We are a Cayman Islands holding company conducting our operations through our subsidiaries in China and U.S. Our ADSs are ADSs of SOS, the offshore holding company in the Cayman Islands, instead of shares of our subsidiaries. Investors may never directly hold equity interests in our subsidiaries.

As we conduct part of our operations through our subsidiaries in China, we face various legal and operational risks and uncertainties related to doing business in China that could result in a material change in our operations and/or the value of our securities. We are subject to complex and evolving PRC laws and regulations. The PRC government has recently issued statements and conducted regulatory actions relating to areas such as approvals, filings or other administrative requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. The PRC government’s significant authority in regulating our operations in China and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit our and our PRC subsidiaries’ ability to conduct business and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, accept foreign investments or list on a United States or other foreign exchange, or cause the value of our securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

For example, the recently promulgated Data Security Law and the Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The new Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC and several other PRC governmental authorities in December 2021, as well as the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, published by the CAC for public comments in November 2021, imposed potential additional restrictions on China-based overseas-listed companies like us. If future implementing rules of the new Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. For additional details, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China.”

In addition, On December 24, 2021, the China Securities Regulatory Commission, or the CSRC issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), which were opened for public comments until January 23, 2022. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which will take effect on March 31, 2023.

Furthermore, the PRC regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

Risks and uncertainties arising from the legal system in China, including the above-mentioned risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our ADSs may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor, Audit Alliance LLP (“Audit Alliance”), the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to the PCAOB’s inspections to assess Audi Alliance’s compliance with applicable professional standards. Audit Alliance is headquartered in Singapore and is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong, however, recent developments with respect to audits of China-based companies create uncertainty about the ability of our PRC subsidiaries to fully cooperate with Audit Alliance’s audit without the approval of the Chinese authorities. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

These risks, if materialized, could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

On May 1, 2023, we held our 2023 Annual General Meeting of shareholders (the “2023 Annual Meeting”) to effect a share consolidation of all classes of ordinary shares, par value of $0.0001 each, at a ratio of one-for-fifty such that each fifty ordinary shares of the Company shall be combined into one ordinary share, par value of $0.005 each, of the Company (“2023 Share Consolidation”). At the Meeting, our shareholders approved the 2023 Share Consolidation by ordinary resolutions. As of the date of filing of this annual report, the 2023 Share Consolidation has not become effective. After the effectiveness of the 2023 Share Consolidation, our ADS ratio will be adjusted accordingly, and the ADSs will start trading on a post-2023 Share Consolidation basis on NYSE when the market opened on the effective date under the same symbol “SOS” but under a new CUSIP number. No fractional shares will be issued in connection with the Share Consolidation. All fractional shares will be rounded up to the whole number of shares. Each 50 pre-split ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders, and the terms of the outstanding warrants, unit purchase options, senior convertible debentures and awards under share incentive plans of the Company will be adjusted automatically without any action on the part of the holders of awards under share incentive plans.

Immediately following the 2023 Share Consolidation, the authorized share capital of the Company became US$1,200,000 divided into 240,000,000 ordinary shares of par value of US$0.005 each, comprising of 196,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 44,000,000 Class B Ordinary Shares of a par value of US$0.005 each. On May 1, 2023, the Company’s shareholders adopted an ordinary resolution to increase the Company’s authorized share capital from US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each to US$1,200,000 divided into 240,000,000 shares of a par value of US$0.005 each, comprising of 196,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 44,000,000 Class B Ordinary Shares of a par value of US$0.005 each.

From a Cayman Islands legal perspective, the 2023 Share Consolidation does not have any retroactive effect on our shares prior to the effectiveness date of 2023 Share Consolidation.

Unless otherwise indicated, all information included in this annual report, including, without limitation, all share and per share amounts, trading and per share prices, note conversion rates and option and warrant exercise prices, is presented prior to giving effect to the 2023 Share Consolidation.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

Enforceability of Civil Liability

We are an exempted company limited by shares incorporated under the laws of Cayman Islands. We conduct substantially all our operations in terms of revenue in China and substantially all our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within mainland China. Only one of our directors and executive officers resides in Hong Kong, and his assets are substantially all located outside Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

Risks Related to Our Data Mining and Analysis Business

●	Development of data warehouses is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business expansion and adversely affect our financial position. See more detailed discussion of this risk factor on page 5 of this annual report.

●	The market in which we participate is competitive. Failure to compete effectively may result in loss of our market share and a decrease in our revenues and profitability. See more detailed discussion of this risk factor on page 5 of this annual report.

●	Our revenues are highly dependent on a limited number of major clients, and the loss of any such client or any other significant client, or the inability of any such client or any other significant client to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition. See more detailed discussion of this risk factor on page 6 of this annual report.

●	If we do not succeed in attracting new clients or agents for our services and/or growing revenues from existing clients or agents, our business and results of operation may be adversely affected. See more detailed discussion of this risk factor on page 6 of this annual report.

●	Factors that adversely affect the industries in which our clients operate or information technology spending in these industries, particularly in the Internet and cloud service industries and insurance industries, may adversely affect our business. See more detailed discussion of this risk factor on page 7 of this annual report.

●	We purchase a significant portion of our meta data from a small number of data suppliers. A significant disruption in any of such data suppliers could materially and adversely affect our business, results of operations and financial condition. See more detailed discussion of this risk factor on page 7 of this annual report.

Risks Relating to the Cryptocurrency Mining, Security and Insurance Business

●	Our cryptocurrency mining, security and insurance businesses are still under development, with many uncertainties in research of relevant technologies, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, each of them has not generated revenue from any commercially available blockchain-based products or services. See more detailed discussion of this risk factor on page 11 of this annual report.

●	Cryptocurrency mining relies on a steady and inexpensive power supply for operating mining farms and running mining hardware. Failure to access a large quantity of power at reasonable costs could significantly increase our operating expenses and adversely affect our demand for our mining machines. See more detailed discussion of this risk factor on page 11 of this annual report.

●	Shortages in, or rises in the prices of mining machines may adversely affect our business. See more detailed discussion of this risk factor on page 11 of this annual report.

●	We may not be able to develop our cryptocurrency mining capacity, blockchain-based security and insurance technologies in the safeguard of digital assets because we may fail to anticipate or adapt to technology innovations in a timely manner, or at all. See more detailed discussion of this risk factor on page 12 of this annual report.

●	Adverse changes in the regulatory environment in the PRC market could have a material adverse impact on our planned cryptocurrency related business. See more detailed discussion of this risk factor on page 12 of this annual report.

●	Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities. See more detailed discussion of this risk factor on page 13 of this annual report.

●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities. See more detailed discussion of this risk factor on page 16 of this annual report.

Risks Related to Doing Business in China

●	The approval of the CSRC, may be required in connection with the listing and trading of our securities under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on NYSE, financial condition and results of operations. See more detailed discussion of this risk factor on page 21 of this annual report.

●	In light of recent events indicating greater oversight by the CAC, over data security, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NYSE, financial condition and results of operations. See more detailed discussion of this risk factor on page 22 of this annual report.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable. See more detailed discussion of this risk factor on page 23 of this annual report.

●	Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business. See more detailed discussion of this risk factor on page 24 of this annual report.

●	Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and our ability to transfer cash between our PRC subsidiaries and us, across borders, and to investors and affect the value of your investment. See more detailed discussion of this risk factor on page 24 of this annual report.

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See more detailed discussion of this risk factor on page 25 of this annual report.

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business. See more detailed discussion of this risk factor on page 27 of this annual report.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. See more detailed discussion of this risk factor on page 28 of this annual report.

●	We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC. See more detailed discussion of this risk factor on page 28 of this annual report.

●	We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 29 of this annual report.

●	Adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects. See more detailed discussion of this risk factor on page 30 of this annual report.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See more detailed discussion of this risk factor on page 30 of this annual report.

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

During the year of 2022 in insurance market business, we have seen trend of changing to our sales pattern to have diverse customer portfolio over time. Our top ten customers take up 76.2% of our total sales compared to top 10 customers made up of our 66.2% sales in 2021 and 84.3% in 2020 respectively. We become more competitive in this market as we have less reliance over a few big customers. However, we have in the past derived, and believe that we will continue to derive a significant portion of our revenues from a limited number of clients. 24% of our revenues generated in the twelve months ended December 31, 2022 are from our insurance marketing business, of which we have three key clients or agents to dispatch insurance data mining business to us. Yongbao Insurance Agency Co, Ltd and its subsidiaries accounted 63.2% and 43.8% of total sales in the year of 2022 and 2021 respectively; Jiangxi Tuotong Hongli Technology Co., Ld.(江西拓同红立科技有限公司) accounted 6.5% and nil in the year of 2022 and 2021, respectively; Zhejiang Yongbao Information Technology Co., Ltd. (浙江永保信息科技有限公司) accounted 6.5% and nil in the year of 2022 and 2021, respectively. These last two customers were newly acquired and so only contributed revenue in the year of 2022.

Besides Yongbao Insudrance Agency Co., Ltd accounted 63.2% and 43.8% of total revenue of insurance market in 2022 and 2021 respectively, no one customer accounted for more than 10% of total insurance revenues in 2022. As a data mining solution provider, we expect our revenues will continue to be highly dependent on a limited number of clients who account for a large percentage of our contractually committed capacity. If one or more of our significant clients fail to make payments to us or does not honor their contractual commitments, our revenues and results of operations would be materially and adversely affected. In addition, some contracts we entered into with our significant clients provide that they have early termination options if we breach the terms of contracts, subject to payment of liquidated damages. If any of our significant clients exercises any applicable early termination options or we are unable to renew our existing contracts with them on similar terms or at all, and we are unable to find new clients to utilize the space to be vacated in a timely manner or at the same fee levels, our results of operations will be adversely affected. For example, certain of our agreements with BSIT will expire in September 2021, and we may not be able to renew them at favorable terms to us, or at all. As of the date of this report, none of our clients have exercised their early termination options which we believe would have a material adverse effect on our business, results of operations and financial condition. However, we cannot provide any assurance that they will not do so in the future.

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

We have been expanding our client base to cover more insurance companies and different types of insurance category. We are highly reliant on our agents to dispatch data mining business of insurance company to us. Our ability to attract new clients, as well as our ability to grow revenues from our existing clients, depends on a number of factors, including our data warehouse capacity, our ability to offer high-quality services at competitive prices, the strength of our competitors and the capabilities of our client acquisition team to attract new clients. If we fail to attract new clients, we may not be able to grow our revenue as quickly as we anticipate or at all.

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

We purchase a significant portion of our raw data from a small number of data suppliers and a significant disruption to any single supplier could materially and adversely affect our operations. We highly rely on three data suppliers, Shandong Shubao IT Ltd., Jiangxi Chacha IT Ltd., and Liaoning Tianzheng Ltd. to provide large amounts of data that we need, in which we conducted data mining and data analysis. The occurrence of a catastrophic event, or a prolonged disruption in any of these data providers, could materially and adversely affect our operations.

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

We entered into certain data warehouse subscription agreements with Tencent Cloud Computing (Beijing) Co., Ltd. for our data warehouses. Upon the expiration of such subscription agreements, we may not be able to renew these subscription agreements on commercially reasonable terms, if at all. Under certain subscription agreements, the data warehouse service provider may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the data warehouse service provider for our data warehouses generally do not have the right of unilateral early termination unless they provide the required notice, the subscription agreements may nonetheless be terminated early if we are in material breach of the subscription agreements. We may assert claims for compensation against the data warehouse service provider if they elect to terminate a subscription agreement early and without due cause. Although there are no substantial barriers to renew subscription agreements we want to renew, and we do not believe that any of our subscription agreements will be terminated early in the future, there can be no assurance that the data warehouse service provider will not terminate any of our subscription agreements prior to its expiration date. If the data warehouse subscription agreements were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such subscription agreements, or if we are unable to find suitable alternative data warehouses in a timely manner, we may have to incur significant costs related to relocation of our data. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. Furthermore, rent or payment under such leases in the future may increase substantially in the future. Any of the foregoing could have an adverse impact on our business and results of operations.

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

Our success is, to a certain extent, attributable to the management, and research and development expertise and sales and marketing of key personnel. While we depend on the abilities and participation of our current management team generally, we are dependent on the services of Mr. Yandai Wang, Chief Executive Officer and Mr. Li Sing Leung, Chief Financial Officer, for the continued growth and operation of our Company. Their services are critical to our overall management, as well as the continued development of our strategic direction, due to their experience, personal and business contacts in cryptocurrency mining, security and insurance technologies.

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

The Company moved all its production to USA. Our cryptocurrency related products business could therefore be significantly affected by, among other things, the regulatory developments in USA. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry.

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

The price of Bitcoin and Ethereum may experience significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$3,747.39 per coin as of December 31, 2018, US$7,183.88 per coin as of December 31, 2019, US$28,972.40 per coin as of December 31, 2020, US$46,197.31 per coin as of December 31, 2021, to US$16,531.31 per coin as of December 31, 2022, according to Blockchain.com. Ethereum prices ranged from approximately US$133.14 per coin as of December 31, 2018, US$129.02 per coin as of December 31, 2019, US$737.15 per coin as of December 31, 2020, US$3,675.79 per coin as of December 31, 2021, to US$1,195 per coin as of December 31, 2022, according to Blockchain.com.

We expect our results of operations to continue to be affected by the Bitcoin and Ethereum price as most of the revenue is from cryptocurrency mining production as of the filing date. Any future significant reductions in the price of Bitcoin and Ethereum will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin and Ethereum price will remain high enough to sustain our operation or that the Bitcoin and Ethereum price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin and Ethereum price can have an immediate impact on the trading price of the ADSs even before our financial performance is affected, if at all.

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

Our current mining operation in Wisconsin and Texas USA is, and any future mining site we establish will be, subject to a variety of risks relating to physical condition and operation, including:

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

We have shifted our cryptocurrency mining operations to USA , if the US government or a government in any other jurisdiction changes its policy or regulations to prevent or limit the development of Bitcoin or cryptocurrencies generally, the price of Bitcoin or cryptocurrencies as well as the future development of our cryptocurrency related business would decrease or fail, and our business operations and financial results could be adversely affected. Therefore, our ability to comply with government policies and regulations, and to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations and our overall results of operations.

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

Our bitcoins and Ethereum may be subject to loss, theft or restriction on access.

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

The operating results of our crypto currency mining business will depend in large part upon the value of bitcoin because it’s the primary cryptocurrency we currently mine. Specifically, our revenues from our bitcoin mining operations are based upon two factors: (1) the number of bitcoin rewards we successfully mine and (2) the value of bitcoin. In addition, our operating results are directly impacted by changes in the value of bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we will be marking bitcoin to fair value each quarter). This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin. Furthermore, our strategy focuses almost entirely on bitcoin (as opposed to other cryptocurrencies). If other cryptocurrencies were to achieve acceptance at the expense of bitcoin or bitcoin cash causing the value of bitcoin or bitcoin cash to decline, or if bitcoin were to switch its proof of work algorithm to another algorithm for which our miners are not specialized, or the value of bitcoin or bitcoin cash were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors.

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

According to the Circular on Prevention of Risks from Bitcoin jointly promulgated by People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, CSRC, and China Insurance Regulatory Commission on December 3, 2013, or the Circular, Bitcoin shall be a kind of virtual commodity in nature, which shall not be in the same legal status with currencies and shall not be circulated as currencies and used in markets as currencies. The Circular also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin.

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

Risks Related to Doing Business in China

The approval of the CSRC, may be required in connection with the listing and trading of our securities under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our business, our listing on NYSE, financial condition and results of operations.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAT, the State Administration for Industry and Commerce, or the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Hebei Changjune Law Firm, that the CSRC approval is not required for the listing and trading our ADSs on NYSE because each of Qingdao SOS Investment Management Co., Ltd, Qingdao Zhonghai Venture Capital Management Co., Ltd and Qingdao Yongbao Ronghe International Trading Co., Ltd., or our WFOEs, was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for the listing and trading of our ADSs on NYSE, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our overseas offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for the listing and trading of our ADSs, we may be unable to obtain waivers of such approval requirements. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our ADSs.

As of the date of this annual report, as advised by our PRC counsel, Hebei Changjun Law Firm, we and our subsidiaries, (1) currently are not required to obtain permissions from any PRC authorities to list or trade our ADSs in foreign stock exchanges, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities.  However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which will take effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

In light of recent events indicating greater oversight by the CAC, over data security, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NYSE, financial condition and results of operations.

We are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. Our compliance obligations include those relating to the Data Protection Act (As revised) of the Cayman Islands and the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, and among us, our subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) to replace the original Cybersecurity Review Measures. The new Cybersecurity Review Measures took effect on February 15, 2022. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and network information security risk in connection with the overseas listing. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure from the CSRC, CAC or any other PRC governmental agency. As advised by our PRC counsel, Hebei Changjun Law Firm, we are unlikely to be subject to cybersecurity review, because: (i) we have not received any notice from governmental agency to treat us as an operator of critical information infrastructure, and (ii) we have not received any notice from governmental agency to treat us as an online platform operator who possesses personal information of more than one million users. In addition, we currently do not have over one million users’ personal information and do not anticipate to collect over one million users’ personal information in the foreseeable future.  If we ever became subject to the cybersecurity review of CAC in the future as the applicable rules, regulations, policies or the interpretation thereof change, during such review, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law. If our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the PRC, or the PIPL, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects, we may become subject to fines and/or other penalties which may have material adverse effect on our business, operations and financial condition.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, and results of operations, and the value of our ordinary shares. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

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

Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.

Although we conduct part of our operations in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is subject to the PCAOB’s inspections to assess our auditor’s compliance with the applicable professional standards. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as NYSE of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on NYSE or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ADSs being delisted.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and would reduce the time before our securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor, Audit Alliance, is headquartered in Singapore, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

While our auditor is based in Singapore and is registered with the PCAOB and will be inspected by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. In addition, the recent developments would add uncertainties to the listing and trading of our ADSs and we cannot assure you whether NYSE or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or NYSE will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ADSs could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Delisting of our ADSs would force holders of our ADSs to sell their ADSs. The market price of our ADSs could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Our Hong Kong subsidiaries are subject to Hong Kong laws and regulations regarding data security, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.

Our Hong Kong subsidiaries, including China SOS Limited, Future Technology Global Limited, Future Digital Investment Limited and Future Digital Trade Limited, operate in Hong Kong and are thus subject to laws and regulations in Hong Kong in respect of data privacy, data security, and data protection. The main legislation in Hong Kong concerning data security is the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) (the “PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. Pursuant to section 33 of the PDPO, the PDPO is applicable to the collection and processing of personal data if such activities take place in Hong Kong, or if the personal data is collected by a data user whose principal place of business is in Hong Kong. As of the date of this annual report, we and our Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong. Our directors confirm that: (i) each of our directors and our Hong Kong subsidiaries has not been involved in any litigation or regulatory action relating to breach of the PDPO; and (ii) they are not aware of any non-compliance incidents relating to breach of the PDPO since the date of incorporation of our Hong Kong subsidiaries. Since our PRC subsidiaries conduct substantially all of their business operations in the mainland China, we believe that the incumbent data security statutory requirements under Hong Kong laws do not materially affect their business. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us or our Hong Kong subsidiaries to consequences including but not limited to government enforcement actions and investigations, fines, penalties, and suspension or disruption of our Hong Kong subsidiaries’ operations.

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

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. It may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends.

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

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

We conduct a substantial portion of business operations in the PRC, and our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

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

In December 2019, the Company instructed its Depositary Bank to implement a ratio change for its American Depositary Shares (“ADSs”) (“ADS Ratio”). The new ratio is 10 Class A ordinary shares per 1 ADS. The effective date for the ratio change is December 3, 2019.

In June 2022, the Company adjusted its ADS Ratio from the existing ratio of 1 ADS representing 10 Class A ordinary shares to one ADS representing 500 Class A ordinary shares. The effective date for the ratio change is July 6, 2022.

In May 2023, the shareholders of the Company approved the 2023 Share Consolidation in the 2023 Annual General Meeting. In connection with the 2023 Share Consolidation, the Company will adjust its ADS Ratio from the existing ratio of 1 ADS representing 500 Class A ordinary shares to 1 ADS representing 10 Class A ordinary shares. As of the date of this annual report, the 2023 Share Consolidation has not become effective.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we have published prior to 2022, and intend to continue to publish in the future, our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the NYSE.  Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. In addition, if and to the extent we fail to qualify as a foreign private issuer in any future period, we would have increased disclosure and other requirements, which would increase our compliance and other costs.

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

On May 5, 2020, we entered into a set of agreements with YBT (Yongbao Two Ltd.), the shareholders of YBT (the “YBT Shareholders”), eight individual investors introduced by YBT (collectively with the YBT Shareholders, the “Investors”) and True North Financial, LLC to acquire YBT, which controls its variable interest entity SOS Information. The transaction was consummated on May 15, 2020. As a result, we now own 100% of YBT, which controls its variable interest entity, SOS Information Technology Co., Ltd (“SOS Information”). The shares issued to the Investors were relied on exemption from registration in accordance with Regulation S and/or Rule 4(a)(2) under the Securities Act of 1933, as amended. Accordingly, we started our newly acquired data mining and targeted marketing services business through SOS Information.

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

On May 14, 2020, Qingdao SOS Investment Management Co., Ltd. (“Qingdao SOS Investment”), Qingdao SOS Industrial Holding Co., Ltd. (“Qingdao SOS Industrial”), and Messrs. Yilin Wang, Weidong Feng, and Xianlong Wu, citizens of China and shareholders of Qingdao SOS Industrial, entered into a series of contractual arrangements, including Technical Consulting and Service Agreement, Equity Interest Purchase Option Agreement, Equity Pledge Agreement and Voting Rights Proxy and Financial Support Agreement, collectively, the “Qingdao SOS Investment VIE Agreements,” pursuant to which Qingdao SOS Investment has contractual rights to exercise control over the Qingdao SOS Industrial.

On November 2, 2022, pursuant to the terms of the Qingdao SOS Investment VIE Agreements, Qingdao SOS Investment, Qingdao SOS Industrial, and shareholders of Qingdao SOS Industrial unanimously agreed to terminate the Qingdao SOS Investment VIE Agreements. The termination of the VIE contractual arrangements were effective on November 2, 2022.

On November 2, 2022, Qingdao S Investment Holding Limited (“Qingdao S Investment”), Qingdao SOS Industrial Holding Co., Ltd. (“Qingdao SOS Industrial”), and Messrs. Yilin Wang, Weidong Feng, and Xianlong Wu, citizens of China and shareholders of Qingdao SOS Industrial, entered into a series of contractual arrangements, including Equity Pledge Agreement, Exclusive Management Consultation and Business Cooperation Agreement, Exclusive Purchase Option Agreement and Power of Attorney, collectively, the “Qingdao S Investment VIE Agreements,” pursuant to which Qingdao S Investment has contractual rights to exercise control over the Qingdao S Industrial.

Therefore, Qingdao SOS Industrial and its subsidiaries’ financial results had been consolidated by the Company in accordance with U.S. GAAP due to the Company being the primary beneficiary of these companies prior to the Disposition (as defined below) in November 2022.

On November 2, 2022, the Company entered into a certain share purchase agreement (the “Disposition SPA”) with S International Holdings Limited (the “Purchaser”), a Cayman Islands exempt company, and S International Group Limited (“S International” or the “Target”), a British Virgin Islands company and the Company’s wholly owned subsidiary prior to the Disposition. Pursuant to the Disposition SPA, the Purchaser agreed to purchase S International in exchange for cash consideration of $17,000,000. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA on November 2, 2022 (the “Closing Date”) , the Purchaser became the sole shareholder of S International and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by S International. S International owns 100% of the issued shares in S International Holdings Limited, which owns 100% of the issued shares in Qingdao S Investment. Qingdao S Investment controls Qingdao SOS Industrial, the former VIE, through a series of contractual agreements with the former VIE and the shareholders of the former VIE dated November 2, 2022. The former VIE owns 100% of the equity interests in each of SOS Information Technology Co., Ltd. and Qingdao SOS Digital Technologies Inc.

As the VIE structure has been unwound, the financial results of the former VIE and its subsidiaries are no longer consolidated into the Company’s financial statements after the Closing Date. As of the date of this annual report, our current corporate structure does not contain any VIE in mainland China and neither we nor our subsidiaries has intention establishing any VIEs in mainland China in the future.

The following diagram illustrates our corporate structure as of the date of this annual report:

SOS Organization Chart

SOS Limited (Cayman Islands)
100%
SOS Emergency Rescue Limited (Wyoming)
100%
FDW Limited (British Virgin Islands)
100%
Yong Bao Two Limited (British Virgin Islands)
100%
SOS RESCUE SERVICE LLC (Florida)
100%
SOS Information Technology New York, Inc.
51%
FD LLC (US)
100%
100%
Canada XX Exchange Limited
100%
US XX Exchange Limited
100%
100%
Offshor
PRC
100%
China SOS Limited (Hong Kong)
Future Technology Global Limited (Hong Kong)
Future Digital Investment Limited (Hong Kong)
Future Digital Trade Limited (Hong Kong)
100%
Qingdao SOS Investment Management Co., Ltd (PRC)
90%
Qingdao Yongbao Ronghe International trading co., ltd (PRC)
100%
Qingdao Zhonghai Venture Capital Management Co., Ltd (PRC)
99%
Hebei S Cloud Enterprise Management Co., Ltd (PRC)
99%
Qingdao SOS Investment LLP (PRC)
50%
50%
SOS International Trading Co.,Ltd(PRC)
99%
Common Prosperity Technology co., Ltd(PRC)
99%
Xinxin Ranran International Trading co., ltd(PRC)
100%
S International Trading Co.,Limited(HK)
100%
Inner Mongolia SOS Insurance Agency Co.,Ltd.(PRC)
69%
SOS Ronghe Digital Technology Co., Ltd(PRC)
99%
Weigou International Trading co., Ltd(PRC)
99%
Shuyun international trading co., Ltd(PRC)
65%
Zhongjian Tianxia (Beijing) Investment Management Co., Ltd(PRC)
99%
SOS Auto Service co., Ltd(PRC)
35%
30%
Chexiaoer technology co., ltd(PRC)
70%
Chexiaoer (Tianjin) Automobile Maintenance Co., Ltd.(PRC)
70%
Hebei chexiaoer technology co., ltd(PRC)

As of December 31, 2022 and 2021, the VIE accounted for an aggregate of 45.1% and 50.9%, respectively, of our consolidated total assets, 74.3% and 81.0% respectively, of our consolidated total liabilities, and 99.8% and 94.5% respectively, of our consolidated total net revenues. See our consolidated financial statements and the related notes in this annual report.

Our ability to pay dividends depends upon dividends paid by our subsidiaries in mainland China. If our subsidiaries in mainland China incur debt on their own behalf, the instruments governing their debt may restrict their ability to pay dividends to us. The subsidiaries in mainland China will be permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP.

Pursuant to the law applicable to China’s foreign investment enterprises, a company that is a foreign investment enterprise in the PRC has to make appropriation from its after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, however, it is a common accounting practice in China not to provide statutory reserves until any dividend distribution is declared, especially when no registered paid-up capital has been established and recognized yet; (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the total capital contribution to be paid-in by shareholders (the “Registered Capital”) of the operating company. Although (ii) and (iii) as set forth above are required, it is determined at the discretion of its board of directors (the “Board”). As of the date of this letter, the Board has not yet passed such resolutions. General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in Registered Capital of the respective companies. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

As of December 31, 2022 and 2021, the Company’s subsidiaries in mainland China has not accrued any money in the reserve fund.

The Company provided $0.6 million statutory reserve in former VIE’s subsidiary inside China for the fiscal year of 2022. No statutory reserve fund was provided in former VIE’s subsidiary inside China, SOSIT for the fiscal years 2020 and 2021, respectively, even though they are making profit after tax because SOSIT has no registered paid-up capital yet and SOSIT has no plan to distribute dividend for the fiscal years 2020, 2021 and 2022, respectively.

As a Cayman Islands holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to the operating entities (as a subsidiary) in China only through loans or capital contributions, and to the consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to the onshore entities (i.e. the PRC subsidiaries), we will be required to make filings about details of the loans with SAFE in accordance with relevant PRC laws and regulations. The PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations.

As of the date of this annual report, there have not been any dividends or distributions made to the holding company, nor have there been any dividends or distributions made to U.S. investors. We are subject to restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. We are also subject to restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and/or consolidated VIEs, to our holding company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Neither we nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering of our ADSs in the United States, and we do not intend to obtain the approval from either the CSRC or the CAC in connection with any such offering, since we do not believe, based upon advice of our PRC counsel, Hebei Changjun Law Firm, that such approval is required for the time being. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. See “Risk Factors — Risks Related to Doing Business in China — The approval of the CSRC, may be required in connection with the listing and trading of our securities under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on NYSE, financial condition and results of operations.”

The following financial information has been prepared to illustrate the consolidated cash flows for the years ended December 31, 2022 for (i) SOS Limited; (ii) China SOS Limited.; (iii) Qingdao SOS Investment, one of our WFOEs; (iv) VIE; (v) Subsidiaries outside China (vi) Subsidiaries inside China. The financial information of SOS Limited has been extracted from: SOS Limited’s audited consolidated statements of cash flows for the year ended December 31, 2022 and the related notes, included elsewhere in this annual report.

SOS Limited (“SOS”) refers to the ultimate parent or the registrant, a Cayman Islands exempt company.

China SOS Limited (“China SOS”) is a Hong Kong corporation.

Qingdao SOS Investment Management Co., Ltd. (“Qingdao SOS Investment”), a PRC corporation., one of the Company’s WFOEs.

Qingdao SOS Industrial Holding Co., Ltd., the former VIE, a PRC corporation.

Subsidiaries outside China include Yong Bao Two Ltd. (“YBT,” a British Virgin Islands company), FDW Limited (“FDW,” a British Virgin Islands company), SOS Information Technology New York Inc.(“SOSNY,” a New York corporation), FD LLC (“FD,” a Nevada corporation), Future Technology Global Limited (“FTHK,” a Hong Kong corporation), Canada XX Exchange Ltd.(“CXXE,” a Canada corporation) and US XX Exchange Ltd. (“USXXE,” a Colorado corporation).

Subsidiaries inside China refers to the former VIE’s subsidiaries, including Inner Mongolia SOS Insurance Agency Co., Ltd (“IMSOS”); and directly owned subsidiaries including SOS International Trading Co., Ltd (“SOSINT”), Qingdao SOS Investment LLP (“SOSIL”), Qingdao SOS Digital Technologies Ltd. (“SOSDT”), Common Prosperity Technology Co., Ltd. (“SOSCP”), SOS Ronghe Digital Technology Co., Ltd. (“SOSRD”), Weigou International Trading Co., Ltd (“SOSWI”), Shuyun International Trading Co., Ltd (“SOSSI”), SOS Auto Service Co., Ltd. (“SOSAS”), Chexiaoer Technology Co., Ltd (“SOSCX”) and Hebei S Cloud Enterprise Management Co., Ltd.

As of December 31, 2022 and 2021, the former VIE and Subsidiaries inside China accounted for an aggregate of 54.9% and 49.1%, respectively, of consolidated total assets, 25.7% and 19.0% respectively, of consolidated total liabilities, and 0.25% and 5.6%, respectively, of consolidated total net revenues.

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
					Subsidiaries	Subsidiaries			SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	inside China	Consolidation Adjustments(a)	Consolidation Adjustments(b)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(10,284)	(114,515)	-	-	(78,243)	(26,405)	-	-	(229,447)
Net (loss) from discontinued operation	-	-	-	-	-	(261)	-	-	(261)
Net loss from continuing operation	(10,284)	(114,515)	-		(78,243)	(26,144)	-	-	(229,186)
Adjustments to reconcile net income net cash used in operating activities:									-
Depreciation of property, plant and equipment	-	3,143	-	-	4,783	34	-	-	7,960
Depreciation of ROU	-	-	-	-	693	-	-	-	693
Accretion of finance leases	-	-	-	-	75	-	-	-	75
Share-based compensation	14,714	-	-	-	-	-	-	-	14,714
Allowance for doubtful accounts - accounts receivable	-	-	-	-	-	(500)	-	-	(500)
Allowance for doubtful accounts - other receivable	9,422	92,817	-	-	12,402	56,201	-	-	170,842
Impairment of cryptocurrencies	-	8,425	-	-	-	-	-	-	8,425
Impairment of Mining Equipment	-	7,686	-	-	14,562	2,795	-	-	25,043
Inventory mark down	-	-	-	-	-	16,786	-	-	16,786
Loss on acquisition	-	-	-	-	-	-	-	-	-
Income from disposal of discoutinued opeations	-	-	-	-	-	-	-	-	-
Inventory	-	-	-		(16)	(5,251)	-		(5,267)
Changes in operating assets and liabilities	-	-	-	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	17,911	-	-	17,911
Other receivables	81,100	(39,738)	-	-	(90,554)	(10,891)	-	-	(60,083)
Inter-company account	(114,794)	(22,758)	(294,670)		132,373	299,849	-	-	-
Amount due from related parties	(20,830)	(113,769)	212,863	(2)	(47,708)	(79,350)	(4,937)	-	(53,732)
Intangible assets	-	(212)	-	-	(117)	-	-	-	(329)
Accrued liabilities	-	-	-	-	-	1,076	-	-	1,076

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
					Subsidiaries	Subsidiaries			SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	inside China	Consolidation Adjustments(a)	Consolidation Adjustments(b)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Tax payables	-	-	-	-	-	3,650	-	-	3,650
Accounts payable	-	-	-	-	407	1,051	-	-	1,458
Other payables	100	178,855	78,525		1,600	(253,320)	-	-	5,760
Amount due to related parties	-	-	-	-	-	607	-	-	607
Contract liabilities	-	-	-	-	-	-	-	-	-
Lease liability	-	-	-	-	921	-	-	-	921
Net Cash used in Operating Activities - Continuing Operations	(40,572)	(66)	(3,282)	(2)	(48,822)	24,504	(4,936)	-	(73,176)
Net Cash generated from Operating Activities - Discontinued Operations	-	-	-	-	-	261	-	-	261

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	(5,458)	-	-	(10,572)	-	-	-	(16,030)
Investment in equity									-
Proceed from disposals of discontiuned operations	-	-	-	-	-	-	-	-	-
Net cash (used in) generated from investing activities	-	(5,458)	-	-	(10,572)	-	-	-	(16,030)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	18,463	-	-	-	-	-	-	-	18,463
Proceed from private equity placement, net of issuance costs	-	-	-	-	-	-	-	-	-
Repayment of principle portion of lease liabilities	-	-	-	-	(768)	-	-	-	(768)
Proceeds from disposal of subsidiaries	17,000	-	-	-	-	-	-	-	17,000
Net cash generated from (used in) financing activities	35,463	-	-	-	(768)	-	-	-	34,695
									-
EFFECT OF EXCHANGE RATES ON CASH	-	-	-	-	-	(24,284)	-	-	(24,284)

Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	(5,109)	(5,524)	(3,282)	(2)	(60,162)	481	(4,936)	-	(78,534)
CASH AND CASH EQUIVALENTTS, beginning of year	12,301	160,091	4,164	2	101,210	60,259	-	-	338,026
CASH AND CASH EQUIVALENTTS, end of year	7,193	154,568	883	-	41,049	60,741	-	-	264,434

During the year of 2022, the Company completed one round of registered direct offerings on March 31, 2022, raising $18.5 million in net proceeds.

Rollforward of “Investment in Subsidiaries of the former VIE”

US$“000”
Balance at January 1, 2019	(128)
Equity earnings of WOFE
Equity in earnings of VIE	1,470
Equity in earnings of VIE’s subsidiaries	-
Dividend distributed to shareholders	-
Share-based compensation	-
Foreign currency translation	(16)
Balance at December 31, 2019	1,326
Equity earnings of WOFE	(3)
Equity in earnings of VIE	12,425
Equity in earnings of VIE’s subsidiaries	(8,121)
Dividend distributed to shareholders	-
Acquisition of China Rapid Finance	10,661
Issuance of Class A Ordinary Shares and warrant	42,022
Share-based compensation	951
Foreign currency translation	874
Balance at December 31, 2020	60,135
Issuance of Class A Ordinary Shares and warrant	585,849
Equity in earnings of WOFE	(12)
Equity in earnings of VIE	1,157
Equity in earnings of VIE’s subsidiaries	(165,860)
Dividend distributed to shareholders	-
Share-based compensation	33,153
Foreign currency translation	3,392
Balance at December 31, 2021	517,814
Issuance of Class A Ordinary Shares and warrant	18,463
Equity in earnings of WOFE	(10,284)
Equity in earnings of VIE
Equity in earnings of VIE’s subsidiaries	(277,443)
Dividend distributed to shareholders
Share-based compensation	14,714
Foreign currency translation	(27,497)
Balance at December 31, 2022	235,767

B. Business Overview

We provides big data-driven marketing solutions and is also engaged in blockchain and cryptocurrency operations and commodity trading. Our marketing solutions and commodity trading services are mainly provided via our subsidiaries in China while our cryptocurrency mining and hosting operations are currently conducted via our subsidiaries in U.S.

Furthermore, we have also established a data warehouse and see the increasing number of active customer overtime. Our data collection covers a wide variety of sources and are mainly from offline third-party purchases, online subscription, AI recognition and cold calls, which account for approximately 60%, 20% and 10% of our data inventory, respectively.

Our Products and Services

We currently focus on four product offerings, including commodity trading, insurance marketing, cryptocurrency mining and others. As of December 31, 2022, commodity trading, insurance marketing and cryptocurrency represented 98.4%, 1.4% and 0.1% of our total revenue respectively.

We began generating revenue from our cryptocurrency mining operations since February 2021. We have mined an aggregate of 174.28 units of BTC and 2,949.79 units of ETH as of December 31, 2022 from our mining pools.

We established a subsidiary named “Qingdao SOS Digital Technologies Inc.,” focusing on the research and business of cryptocurrency mining, blockchain-based insurance and blockchain-based security management in 2021. Dr. Eric H. Yan served as the president of Qingdao SOS Digital Technologies Inc. This legal entity was part of the disposed group assets and was sold pursuant to Disposition SPA signed on November 2, 2022.

Marketing Data Business

Insurance marketing

We purchase data from our suppliers, including Jiangxi Chacha IT Ltd., Liaoning Tianzheng Ltd and a number of online portals. With a stable supply of data, we use data mining and analytics technologies to find patterns and valuable information on market opportunities within the large amounts of data we collect, which helps us to provide our clients with data point recommendations.

Our strong data mining capabilities lay a solid foundation for the solutions to our clients, which we believe differentiate us from many other competitors in the same market. We have an experienced team of data experts in this field and we have a well-established data infrastructure system, ranging from mining to warehousing, processing and distribution.

Our main competitors include Jiutian Speed Rescue Technology Co., Ltd., which provides rescue services through operators and sells membership cards, and Beijing Yuanbao Technology Co., Ltd. and Beijing Yuanshanbao Technology Co., Ltd., which provide insurance marketing services.

We currently only possess an insurance agent license for operations within Inner Mongolia, China. As such, as of the date of this report, our revenues are mainly generated through various agents of the other insurance companies. We primarily work with two agents, Yongbao Insurance Agency Co., Ltd. (“YBI”), which generates the majority of our insurance marketing revenues, as well as China PingAn Casualty Insurance Agency Ltd.

Insurance companies such as People’s Insurance Company (Group) of China, Ltd. (“PICC”) and Ping An Insurance (Group) Company of China, Ltd. (“Ping An”) request shortlists from these insurance agents. The insurance agents will then subcontract the task to various vendors such as SOS IT, and SOS IT collects raw data from third parties or from its own data warehouse and utilize its data mining and analytics technologies to process the data, creating a shortlist and selling it to the agents. The agents then provide the list to insurance companies. We charge information service fee to these insurance agents based on the amount of insurance policy orders placed by insurance companies through these agents. Our service model is represented by the following diagram:

SOS IT provides warehouse access to insurance companies, financial institution and medical institutions etc., and generates revenues through a monthly subscription fee. This product line was sold off to a group of related parties pursuant to the Disposition SPA signed on November 2, 2022 for the consideration of $17 million.

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

SOS Information Technology New York, Inc. (“SOSNY”), a company incorporated under the laws of state of New York and a wholly owned subsidiary of the Company, filed a lawsuit on December 9, 2022, against Thor Miner, Inc. (“Thor Miner”), Singularity Future Technology Ltd. (“Singularity,” and, together with Thor Miner, referred to as the “Corporate Defendants”), Lei Cao, Yang Jie, John F. Levy, Tieliang Liu, Tuo Pan, Shi Qiu, Jing Shan, and Heng Wang (jointly referred to as the “Individual Defendants”) (collectively, the Individual Defendants and the Corporate Defendants are the “Defendants”). SOSNY and Thor Miner entered into a Purchase and Sale Agreement (the “PSA”) on January 10, 2022 for the purchase of $200,000,000 in crypto mining rigs, which was breached by Thor Miner and Singularity.

SOSNY and Defendants entered into a certain settlement agreement and general mutual release on December 28, 2022 (“Settlement Agreement”). Pursuant to the Settlement Agreement, Thor Miner agreed to pay a sum of thirteen million U.S. dollars ($13,000,000) (the “Settlement Payment”) to SOSNY on or before December 23, 2022, and SOSNY agreed that subsequent to its receipt of the Settlement Payment, SOSNY shall cause the lawsuit to be dismissed with prejudice as to the settling defendants and without prejudice as to all others.

Singularity and Thor Miner further covenanted and agreed that if they receive additional funds from HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd. (“HighSharp”) related to the PSA, they will promptly transfer such funds to SOSNY in an amount not to exceed forty million five hundred sixty thousand five hundred sixty-nine dollars ($40,560,569.00) (which is the total amount paid by SOSNY pursuant to the PSA less the price of the machines actually received by SOSNY pursuant to the PSA). The Settlement Payment and any payments subsequently received by SOSNY from HighSharp shall be deducted from the total amount of forty million five hundred sixty thousand five hundred sixty-nine dollars ($40,560,569.00) previously paid by, and now due and owed to SOSNY. In further consideration of this Settlement Agreement, Thor Miner agreed to execute and provide to SOSNY, within seven (7) business days after the Effective Date (as defined in the Settlement Agreement), an assignment of all claims it may have against HighSharp.

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

As of December 31, 2022, the value of cryptocurrencies is determined based on the market prices of the related cryptocurrencies at the time of receipt. The rental fees of hash power are also determined proportionally based on the market prices of the related cryptocurrencies.

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

Commodity Trading

Since April 2021, we launched commodity trading via our subsidiary SOS International Trading Co. Ltd., We facilitate trading of commodity including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur, petrol coke and latex. We identify suppliers and buyers and generate revenue from the price difference. Revenue is recognized after products have been delivered and title to the goods and risk has been transferred from a seller to a buyer. For the year ended December 31, 2022 commodity trading represents 98.4%(or $255.7 million) of total revenue of the Company of $260.1 million. Top ten customers make up 24.5% of commodity trading revenue and among customers, only one customer called Qingdao Meiyuang Resource Co., Ltd. (青岛美彦物产有限公司) accounted for 11.5% of total trading revenue.

Competition

During and prior to the year of 2020 our major business was insurance-driven marketing, this market is featured as a monopolistic competition with low barrier to entry and a large amount of small or regional players to compete to earn low gross margin, and so thinning profit. Major regional players include SSA Jino Co., Ltd.(福建吉诺车辆服务股份有限公司（SAA吉诺股份)), Luhua Rescue Service Co., Ltd. (路华救援有限公司), Guangdong Tian Yuanting Rescue Service Technology Co., Ltd. (广东天廷救援技术服务有限公司), God Strategy Network Technology Co., Ltd. (神策网络科技（北京）有限公司) and Jiangsu Junhuan Ring Co., Ltd.(江苏骏环昇旺科技产业股份有限公司). We are a national service provider covering Hebei Province, Henan Province, Zhejiang Province, Shangdong Province etc. This segment was sold pursuant to the Disposition SPA.

We have begun penetrating into the cryptocurrency mining industry towards the end of 2020. In the cryptocurrency mining business, companies, groups and individuals generate units of bitcoin through mining pools. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers.

Sources of information in public domain include “bitcoin.org” and “blockchain.info.” We believe that our competitors include public companies engaging in the cryptocurrency mining business that are listed either on the U.S. or international stock exchanges, such as Bit-digital.com, The9.com, Overstock.com Inc, Bitcoin Investment Trust, Blockchain Industries, Inc, (formerly Omni Global Technologies, Inc.), Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd), DMG Blockchain Solutions Inc, Hive Blockchain Technologies Inc, Hut 8 Mining Corp, HashChain Technology, Inc, MGT Capital Investments, Inc, DPW Holdings, Inc, Layer1 Technologies, LLC, Northern Data AG, Riot Blockchain, Inc and Marathon Digital Holdings.  The cryptocurrency mining industry is a highly competitive and rapidly changing industry and new competitors could enter the market and affect our competitiveness in the future. For more information regarding those risk factors known to us, please see the “Risk Factors” section, “Risks Related to Our Data Mining and Analysis Business”.

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

As of December 31, 2022, Thor Miner Inc. owed SOS NY prepayment of $40,232,180, of which $35,406,649 was assigned to HighSharp, a JV of Thor Miner Inc.

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

On February 23, 2023, The Company received another subpoena from the SEC. The subpoena requires SOS Limited to produce documents by March 16, 2023 to the SEC.

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

Change of ADS Ratio

On January 14, 2022, the Company received a letter from the New York Stock Exchange notifying the Company that it was below compliance standards due to the fact that the average closing price of the Company’s American Depositary Shares was less than $1.00 for a consecutive 30 trading-day period. In order to regain compliance with the minimum share price requirement, the Company changed the ratio of the ADSs representing its Class A ordinary shares from one (1) ADS representing ten (10) Class A ordinary shares to one (1) ADS representing five hundred (500) Class A ordinary shares. The change of the ADS ratio became effective on July 6, 2022.

In May 2023, the shareholders of the Company approved the 2023 Share Consolidation in the 2023 Annual General Meeting. In connection with the 2023 Share Consolidation, the Company will adjust its ADS Ratio from the existing ratio of 1 ADS representing 500 Class A ordinary shares to 1 ADS representing 10 Class A ordinary shares. As of the date of this annual report, the 2023 Share Consolidation has not become effective.

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

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plant and Equipment

Our headquarters are located in Qingdao, China. We have leased an aggregate of approximately 86,111 square meters of office space throughout China as of December 31, 2022. Our Qingdao headquarters has office spaces of 64,583 square meters. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

On September 1, 2021, we rented a new office at 866 Second Avenue, New York, New York 10017, with 1457 square feet for our operations in the United States.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company provides substantially all of its services to large businesses and Small and medium-sized enterprises (“SMEs”) in China via the former VIE and its subsidiaries, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of the Company’s revenues, costs and net income in China are directly or indirectly generated through the former VIE and its subsidiaries. The Company’s indirectly-owned subsidiaries had the VIE Agreements with the former VIE and legal shareholders of the former VIE to allow the transfer of economic benefits from the former VIE to the Company and to direct the activities of the VIE.

The Company did several rounds of registered offerings which led to the inflow of funds for the year ended December 31, 2021. The Company instructed its investors to transfer the funds to the bank accounts of its wholly owned subsidiaries, China SOS Limited, incorporated in Hong Kong and SOS Information Technology New York Inc., incorporated in New York, United States. The former VIE and its subsidiaries in China received an aggregate of US$197 million (See F-41) from Qingdao SOS Investment Management Co., Ltd. and China SOS Limited. All these funds were provided by the Company raised through registered direct offerings.

During the year of 2022, the Company transferred the funds from the bank accounts of its wholly owned subsidiaries, China SOS Limited, incorporated in Hong Kong and SOS Information Technology New York Inc., incorporated in New York, Untied States to former VIE and its subsidiaries in China received an aggregate of US$174.4 million(See F-40 from Qingdao SOS Investment Management Co., Ltd. And China SOS Limited. All these funds were provided by the Company raised through registered direct offerings this year and from last year.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s former VIE and the former VIE’s subsidiaries. As of December 31, 2022, the former VIE and its subsidiaries accounted for an aggregate of 54.9% and 25.7% of our total assets and total liabilities, respectively. As of December 31, 2021, the former VIE and its subsidiaries accounted for an aggregate of 49.1% and 19.0% of our total assets and total liabilities, respectively. As of December 31, 2022, 2021 and 2020 $ 55.8 million and $49.4 million, $0.002 million of cash and cash equivalents were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the former VIE and its subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated.

The following financial information of SOS, China SOS, Qingdao SOS Investment (one of WFOEs), VIE Subsidiaries outside China and Subsidiaries outside China was recorded in the accompanying consolidated financial statements:

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
												Subsidiaries	Subsidiaries
					Subsidiaries	Subsidiaries		China			Inter-company	Outside	Inside	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Outside China	Inside China	SOS Ltd. Adjustement(a)	SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	elimination (g)	China Adjustment	China Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$		US$	US$
ASSETS
Current assets:
Cash and cash equivlaents	7,193	154,568	883	-	41,049	55,799	-	-	-	-	-	-	-	259,492
Accounts receivable,net	-	-	-	-	16	2,416	-	-	-	-	-	-	-	2,432
Other receivables - net	(1,659)	(90,417)	-	-	(39,345)	10,819	-	-	-	-	(902)	-	-	(121,504)
Amount due from related parties	17,000	900	-	-	8,100	43,038	-	-	-	-	-	-	-	69,038
Inter-company receivable	151,010	24,989	294,670	-	(135,864)	(334,805)	-	-	-	-	-	-	-	-
Inventory	-	-	-	-	-	46,273	-	-	-	-	-	-	-	46,273
Tax recoverable	16	-	-	-	(7)	2,534	-	-	-	-	-	-	-	2,543
Total current assetes	173,560	90,040	295,553	-	(126,051)	(173,926)	-	-	-	-	(902)	-	-	258,274
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	921	-	-	-	-	-	-	-	-	921
Property equipment and software,net	-	4,462	-	-	7,999	92	-	-	-	-	-	-	-	12,553
Goodwill	72	-	-	-	-	-	-	-	-	-	-	-	-	72
Intangible assets	-	6,289	-	-	117	-	-	-	-	-	-	-	-	6,406
Long-term investments	(19)	-	-	-	-	19	-	-	-	-	-	-	-	-
Investment in subsidiaries outside China	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in WFOE	(314,335)	314,335	-	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	(64,794)	-	-	-	64,794	-	-	-	-	-	-	-	-	-
Prepaid expense														-
Advance payments	6,400	90,417	11	-	41,445	38,235	-	-	-	-	-	-	-	176,508
Total non-current assets	(372,676)	415,503	11	-	115,276	38,346	-	-	-	-	-	-	-	196,460
Total assets	(199,116)	505,543	295,564	-	(10,775)	(135,580)	-	-	-	-	(902)	-	-	454,734

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
												Subsidiaries	Subsidiaries
					Subsidiaries	Subsidiaries		China			Inter-company	Outside	Inside	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Outside China	Inside China	SOS Ltd. Adjustement(a)	SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	elimination (g)	China Adjustment	China Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$		US$	US$
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payble	-	11,359	-	-	406	1,069	-	-	-	-	-	-	-	12,834

Amount due to related parties	622	-	1	-	19	1	-	-	-	-	-	-	-	643
Operating lease liability-current	-	-	-	-	544	-	-	-	-	-	-	-	-	544
Advance from customers	-	-	-	-	-	20,385	-	-	-	-	-	-	-	20,385
Payroll payable	-	-	-	-	-	2	-	-	-	-	-	-	-	2
Tax payable	-	-	-	-	2	92	-	-	-	-	-	-	-	94
Other payables	241	153,976	-	-	6,693	(148,929)	-	-	-	-	(902)	-	-	11,079
Total current liabilities	863	165,335	1	-	7,664	(127,380)	-	-	-	-	(902)	-	-	45,581
Operating lease liabilty-noncurrent	-	-	-	-	377	-	-	-	-	-	-	-	-	377
Total non-current liability	-	-	-	-	377	-	-	-	-	-	-	-	-	377
Total liabilities	863	165,335	1	-	8,041	(127,380)	-	-	-	-	(902)	-	-	45,958
Non-controlling interest	-	-	-	-	(841)	15	-	-	-	-	-	-	-	(826)
Shareholder’s equity
Paid up capital	(818,741)	452,078	295,491		70,950	596	-	-	-	-	-	-	-	374
Additional paid-in capital	191,536	-	-	-	-	7	-	-	-	-	513,945		-	705,488
Statutory Reserve	513,945	-	-	-	-	59	-	-	-	-	(513,945)			59
Retained earnings	(60,680)	(111,870)	73	-	(88,925)	(11,518)	-	-	-	-	-	-	-	(272,920)
Accumulated other comprehensive income (loss)	(26,039)	-	(1)	-	-	2,641	-	-	-	-	-	-	-	(23,399)
Total Shareholders’ equity	(199,979)	340,208	295,563	-	(17,975)	(8,215)	-	-	-	-	-	-	-	409,602
Total Liabilities and shareholders’ equity	(199,116)	505,543	295,564	-	(10,775)	(135,580)	-	-	-	-	(902)	-	-	454,734

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
														Subsidiaries
		China			Subsidiaries	Subsidiaries	SOS Ltd.						Inter-company	Inside China	SOS Ltd.
	SOS Ltd.	SOS Ltd.	WOFE	VIE	Outside China	Inside China	Adjustement(a)	Adjustement(b)	Adjustement(c)	Adjustement(d)	Adjustement(e)	Adjustement(f)	elimination(g)	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	12,301	160,091	4,164	2	101,210	49,358	-	-	-	-	-	-	-	-	327,126
Accounts receivable, net	-	-	-	-	-	19,843	-	-	-	-	-	-	-	-	19,843
Other receivables - net	67,962	16,902	-	-	345	477	-	-	-	-	-	-	(79,391)	-	6,295
Amount due from related parties	-	900	-	-	1,000	30,406	-	-	-	-	-	-	-	-	32,306
Inter-company receivable	19,791	(153,855)	311,415	(2)	(19,791)	(196,737)	0	39,179	3,578	-	-	-	-	(3,578)	-
Inventory	-	-	-	-	-	60,587	-	-	-	-	-	-	-	-	60,587
Intangible assets	14,502														14,502
Advance payments	6,400	97,115	-	-	300	55,653	-	-	-	-	-	-	-	-	159,468
Tax recoverable	-	-	-	-	-	6,099	-	-	-	-	-	-	-	-	6,099
Assets related to discontinued operation	-	-	-	-	-	37,281	-	-	-	-	-	-	-	-	37,281
Total current assets	120,956	121,153	315,579	-	83,064	62,967	0	39,179	3,578	-	-	-	(79,391)	(3,578)	663,507
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	-	3,401	-	-	-	-	-	-	-	-	3,401
Property equipment and	-	9,844	-	-	16,373	-	-	-	-	-	-	-	-	-	26,217
Goodwill	-	-	-	-	-	72	-	-	-	-	-	-	-	-	72
Investment in subsidiaries outside	374,463	-	-		-	-	-	(374,463)	-		-	-	-	-	-
Investment in WFOE	-	310,205	-	-	-	-	(310,205)	-	-		-	-	-	-	-
Investment in China SOS	-	-	-	-	64,794	-	-	-	-		-	(64,794)	-	-	-
Assets related to discontinued operation	-	-	-	-	-	5,504	-	-	-		-	-	-	-	5,504
Total non-current assets	374,463	320,049	-	-	81,167	5,576	(310,205)	(374,463)	-		-	(64,794)	-	-	31,793
Total assets	495,419	441,202	315,579	-	164,231	68,543	(310,205)	(335,284)	3,578	0	-	(64,794)	(79,391)	(3,578)	695,300
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,376	-	-	-	-	-	-	-	-	-	-	-	-	11,376
Amount due to related parties	15	-	2	-	18	-	-	-	-	-	-	-	-	-	35
Advance from customers	-	-	-	-	-	19,309	-	-	-	-	-	-	-	-	19,309
Payroll payable	-	-	-	-	1		-	-	-	-	-	-	-	-	1
Other payables	5,141	(24,879)	47	-	5,093	23,447	-	-	(3,528)	-			-79,391	-	5,321
Liabilitiess related to discontinued operation	-	-	-	-	-	23,771	-	-	-	-			-	-	23,771
Total current liabilities	5,156	(13,520)	49	-	5,112	145,935	-	-	(3,528)	-			(79,391)	-	59,813
Liabilitiess related to discontinued operation	-	-	-	-	-	1,918	-	-	-	-	-	-	-	-	1,918
Total non-current liability	-	-	-	-	-	1,918	-	-	-	-	-	-	-	-	1,918
Total liabilities	5,156	(13,520)	49	-	5,112	147,853	-	-	(3,528)	-	-		(79,391)	0	61,731
Shareholder’s equity		-												-
Paid up capital	427,236	452,076	315,546	-	98,760	(94,351)	(310,205)	(374,448)	7,106		(453,082)	(64,794)		(3,578)	266
Additional paid-in capital	119,147	-	-	-	-	10	-	39,164	-	-	514,065	-	-	-	672,386
Retained earnings	(56,120)	2,646	(15)	-	60,359	14,831	-	-	-	-	(65,113)	-	-	-	(43,413)
Accumulated other comprehensive	-	-	-	-	-	-	-	-	-	-	4,130	-	-	-	4,130
Non-controlling interest	-	-	-	-	-	200	-	-	-	-	-	-	-	-	200
Total Shareholders’ equity	490,263	454,722	315,531	-	159,119	(79,310)	(310,205)	(335,284)	7,106	0	-	(64,794)	-	(3,578)	633,569
Total Liabilities and shareholders’	495,419	441,202	315,580	-	164,231	68,543	(310,205)	(335,284)	3,578	0	-	(64,794)	(79,391)	(3,578)	695,300

Notes

(a)	SOS placed private equity from a number of investors, SOSINT received it on behalf of SOS. This entry represents that SOS is to pick it up by increasing paid-up & additional paid-up capital by going through inter-company account;

(b)	This entry is to eliminate China SOS’s investment in WFOE against WFOE’s paid-up capital, additional paid-up capital and retained earning if any;

(c)	This entry is to eliminate SOS’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(d)	China SOS received F3 financing net of issuance expenses on behalf of SOS. This entry is to increase SOS’s paid-up capital & additional paid-up capital by going through inter-company account to offset other receivables and other payable;

(e)	This entry is to re-classify paid-up capital to additional capital by Register of members reconciliation table and re-classify between retained earnings and additional paid-up capital;

(f)	This entry is to eliminate SOSNY’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(g)	This entry represents an inter-company elimination entry between SOS and SOSNY.

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
					Subsidiaries	DSO- Sub	SOS Ltd.		China SOS	WFOE		Inter- company	Subsidiaries Outside	DSO-Sub Inside China	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Ltd. Adjustment	Adjustment (d)	VIE Adjustment	elimination (c)	China Adjustment	Adjustment (e)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1	268	3,304	2	-	147	-	-	-	-	-	-	-	-	3,722
Accounts receivable, net	-	-	-	-	-	10,235	-	-	-	-	-	-	-	-	10,235
Other receivables - net	102	-	100	-	-	43,671	-	3,500	-	-	-	-	-	-	47,373
Amount due from related parties	-	-	-	-	-	3,693	-	-	-	-	-	-	-	-	3,693
Inter-company receivable (c)	-	-	-	-	-	-	(38,429)	-	-	-	-	38,429	-	-	-
Total current assets	103	268	3,404	2	57,746	57,746	(38,429)	3,500	-	-	-	38,429	-	-	65,023
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	-	4,158	-	-	-	-	-	-	-	-	4,158
Property equipment and software, net	-	-	-	-	-	509	-	-	-	-	-	-	-	-	509
Investment in WFOE (d)	-	3,391	-	-	-	-	-	-	-	(3,391)	-	-	-	-	-
Investment in subsidiaries inside China (e)	-	-	-	-	-	644	-	-	-	-	-	-	-	(644)	-
Goodwill	-	-	-		-	-	-	-	-	-	-	-	-	72	72
Total non-current assets	-	3,391	-	-	-	5,311	-	-	-	(3,391)	-	-	-	(572)	4,739
Total assets	103	3,659	3,404	2	-	63,057	(38,429)	3,500	-	(3,391)	-	38,429	-	(572)	69,762
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	-	-	-	-	1,078	-	-	-	-	-	-	-	-	1,078
Amount due to related parties	-	-	-	-	-	1,909	-	-	-	-	-	-	-	-	1,909
Inter-company payable		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease liability-current	-	-	-	-	-	834	-	-	-	-	-	-	-	-	834
Contract liability	-	-	-	-	-	610	-	-	-	-	-	-	-	-	610
Tax payable	-	-	-	-	-	665	-	-	-	-	-	-	-	-	665
Other payables	-	100	2	2	-	40,007	-	-	-		-	(38,429)	-	-	1,681
Total current liabilities	-	100	2	2	-	45,103	-	-	-	-	-	(38,429)	-	-	6,777
Operating lease liability-noncurrent	-	-	-		-	2,749	-	-	-	-	-	-	-	-	2,749
Total non-current liability	-	-	-	-	-	2,749	-	-	-		-	-	-	-	2,749
Total liabilities	-	100	2	2	-	47,852	-	-	-	-	-	(38,429)	-	-	9,526
Shareholder’s equity												-	-
Paid up capital	(1)	3	-	-	-	-	46	12	-	-	-	-	-	-	60
Additional paid-in capital	1,960	3,558	3,406	-	-	590	38,383	9,649	-	(3,406)	-	-	-	(540)	53,600
Retained earnings	(1,856)	(2)	(3)	-	-	13,903	-	(6,161)	-	3	-	-		(46)	5,838
Accumulated other comprehensive income (loss)	-	-	-	-	-	712	-	-	-	12	-	-	-	14	738
Total Shareholders’ equity	103	3,559	3,402	-	-	15,205	38,429	3,500	-	(3,391)	-	-	-	(570)	60,236
Total Liabilities and shareholders’ equity	103	3,659	3,404	2	-	63,057	38,429	3,500	-	(3,391)	-	(38,429)	-	(570)	69,762

A. Operating Results

Revenue

The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages):

	FY 2022		FY 2021		FY 2020
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Commodity trading	255,668	98.4%	275,363	94.6%	-	-%
Cryptocurrency mining	329	0.1%	15,427	5.3%	-	-%
Other	4,113	1.5%	159	0.1%	-	-%
Total	260,110	100.0%	290,949	100.0%	-	-%

Revenues were $260.1 million for 2022, compared to $290.9 million and nil, respectively, for 2021 and 2020. The year-on-year reduction in revenue was mainly due to the challenges of the macroeconomic environment in China and the adverse impact of the COVID-19 pandemic.

As the price of BTC fluctuated from $46,198 on January 1, 2022 to $16,531 on December 31, 2022 per coin over the year, the profitability diminished as the price further decreased. Consequently, the company temporarily suspended its production line, maintaining only a few ETH machines in operation online.

As of December 31, 2022, SOS has focused on three product lines and services, including commodity trading, cryptocurrency mining and others, constitute 98.4%, 0.1% and 1.5% of the total revenues, respectively. Insurance marketing segment was re-classified as discontinued operations.

The Chinese government’s ban on certain types of cryptocurrency mining in mainland China at the end of June 2021 caused the Company to lose BTC and ETH production capacity. As a result of being unable to continue currency mining business in China, the Company began transitioning the crypto-mining business to Wisconsin, USA.

The Company bought and sold commodity products such as sesame, sulfur, asphalt, and circuit modular units. The company recognizes revenue when the product has been delivered, title to the good and risk associated with it has been transferred to the customer. Revenue generated from commodity trading amounts to $255.7 million during the year of 2022 representing 98.4% of the total sales.

Bitcoin Production

The following table presents our bitcoin mining activities for the year ended December 31, 2022.

	Number of bitcoins (1)	Amount (2)

Balance as of December 31, 2021	174.28	$8,051,373
Receipt of BTC from mining services and investment income	-	-
Impairment of BTC	-	(5,170,296)
Balance as of December 31, 2022	174.28	2,881,077

(1)	Includes bitcoins and bitcoin equivalents.

(2)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price published on https://coinmarketcap.com/currencies/bitcoin/historical-data/, calculated on a daily basis. Sales of digital assets are the actual amount received from sales. No production was generated from BTC pool during the year of 2022.

The following table presents our Etherum mining activities for the year ended December 31, 2022.

	Number of Etherums (1)	Amount (2)

Balance as of December 31, 2021	2,770.00	$6,450,554
Receipt of ETH from mining services and investment income	179.79	329,009
Impairment loss	-	(3,254,562)
Balance as of December 31, 2022	2,949.79	3,525,001

(1)	Includes etherums and etherums equivalents.

(2)	Receipt of digital assets from mining services are the product of the number of etherums received multiplied by the etherum price published on https://coinmarketcap.com/currencies/etherum/historical-data/, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

Realized gain on exchange of digital assets

We record digital assets at cost and any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of “digital assets” in the consolidated statements of operations. For the year ended December 31, 2022, we did not record the realized gain on exchange of digital assets.

Cost of revenues

Revenue costs increased from nil in 2020 to $227.9 million in 2021, constituting an increase of $227.9 million. Revenue costs increased from $227.9 million in 2021 to $270.6 million in 2022, constituting an increase of $42.7 million. It includes the cost of goods sold for commodity trading, data acquisition costs for the insurance marketing business, maintenance expenses and power supply, salaries & benefits for on-site staffs, software amortization and hardware depreciation for cryptocurrency mining rigs.

Operating expenses

The following table presents our cost of revenues by source and by proportion for the periods indicated (in thousands, except percentages):

	FY 2022		FY 2021		FY 2020
Selling	8,556	4%	673	1%	-	-
General and administrative	180,704	89%	21,765	39%	1,893	100%
Share-based compensation	14,714	7%	33,537	60%	-	-
	203,974		55,975		1,893

Operating expenses increased from $1.8 million in 2020 to $56.0 million in 2021, representing an increase of $54.1 million and increased to $204.0 million in 2022, representing a year-on-year increase of $148.0 million.

Selling expenses increased from $0.7 million in 2021 to $8.6 million in 2022, representing an increase of $7.9 million mainly attributable to customs duties, service fee of customs clearance and warehouse rental as the Company bought inventory from vendors in mainland China in the year of 2021, turning to import goods from outside China which incurs additional costs including import and duties and flight charges etc from the earlier of 2022 onwards.

General and administrative expenses increased from $1.9 million in 2020 to $21.8 million in 2021, representing an increase of $19.9 million, and increased to $180.7 million in 2022, representing a year-on-year increase of $158.9 million mainly attributable to the increase of crypto miners’s impairment loss, miner-related inventory writedown, bad debt provision for other receivables & prepayment in $170.8 million. Initially the Company’s accounting policy is to amortize mining machines over its useful life of five years, then the PP&E and related inventory is required to be written down to align with its peers in block-chain industry, to conform with the common practice of amortizing the PP&E over its useful life of 2-3 years.

Share-based compensation expenses decreased from $33.5 million in 2021 to $14.7 million in 2022, representing a decrease of $18.8 million mainly due to the slump of global capital market, which dragged down the Company’s share price over the year; generally lower share price results lower share-based compensation expenses.

GAAP Operating Loss and EPS

The Company had operating loss of $204.4 million for the year of 2022. compared to an operating loss of $41.4 million for the year of 2021 due to the heavy write-down for inventory, impairment loss for miners and bad debt provision for other receivables and prepayments.

GAAP EPS Basic(Diluted EPS is the same as EPS Basic) was $(0.07) per share for the period ended December 31, 2022, as compared to $(0.02) per share for the period ended December 31, 2021.

Other (Expense)/Income

Other expense was $15.1 million for 2022 and $9.4 million for 2021, respectively. There was $5.6 million other income in 2020.

Income tax

The company incurred $0.5 million in corporate income tax mainly from mainland Chinese business of data mining and commodity trading segments for the current period compared to $0.003 million last year.

Net Income/(Loss)

As a result of the foregoing, we had net loss from continuing operations of $230.2 million for 2022, compared to a net income of $52.4 million and a net income of $7.5 million, respectively, for 2021 and 2020.

We had net gain from discontinued operations of $0.3 million for 2022.

B. Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents and cash flows generated from our operations.

As of December 31, 2022, we had cash and cash equivalents of approximately $264.4 million, compared to $338.0 million for the period ended December 31, 2021. The net decrease in cash flow was mainly due to its decrease in operating activity, partially offset by financing activities through registered direct offerings.

The Company believes that its cash resources are adequate to fund its current operations and short-term growth initiatives, current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments, capital expenditures and for at least the next twelve months. The Company may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

Cash Flows and Working Capital

	Year ended December 31,	Year ended December 31	Year ended December 31,
	2022	2021	2020
Net cash (used in)/generated from operating activities	(72,915)	(218,563)	(43,552)
Net cash (used in)/generated from investing activities	(16,030)	(33,034)	2,999
Net cash generated from financing activities	34,695	584,075	43,551
EFFECT OF EXCHANGE RATES ON CASH	(24,284)	1,825	683

Net Cash Provided by/(Used in) Operating Activities

The Years Ended December 31, 2022 and 2021

Net cash used in operating activities was $218.6 million for the year ended December 31, 2021, which decreased to $72.9 million in 2022. The decrease was primarily due to the following major changes in our working capital and non-cash items:

●	A cash inflow of $5.3 million from change in inventory for the year ended December 31, 2022, compared with a cash outflow of $60.6 million for the previous year.

●	A cash outflow of $60.1 million from changes in other receivables for the year ended December 31, 2022, compared with a cash outflow of $161.9 million for the previous year.

●	A cash inflow of $18.0 million in accounts receivable for the year ended December 31, 2022, compared with a cash outflow of $19.8 million for the previous year.

●	A cash outflow of $53.7 million from changes in amount due from related parties for the year ended December 31, 2022, compared with a cash outflow of $32.3 million for the previous year.

Years Ended December 31, 2021 and 2020

Net cash used in operating activities was $43.55 million for the year ended December 31, 2020, which increased to $218.56 million in 2021. Net loss for the year ended December 31, 2021 was $49.25 million, which decreased from a net profit of $4.4 million for the year ended December 31, 2020. The decrease was primarily due to the combined impact of significant increases in both operating costs and expenses in 2021.

In addition to the increase in operating costs and expenses, the decrease in net cash provided by operating activities was the result of the following major changes in our working capital and non-cash items:

●	A cash outflow of $87.96 million from changes in other receivables for the year ended December 31, 2022, compared with a cash outflow of $36.02 million for the previous year.

●	A cash outflow of $15.89 million in accounts receivable for the year ended December 31, 2021, compared with a cash outflow of $2.07 million for the previous year.

Net Cash (Used in)/Generated from Investing Activities

Years Ended December 31, 2022 and 2021

The net cash used in investing activities was $16.0 million for the year ended December 31, 2022, representing an increase in the spending of $13.7 million in 2021. During the year, the Company, through its subsidiaries, SOS Information Technology New York Inc. and China SOS Ltd., acquired BTC and ETH mining equipment for an aggregate cost of approximately $16.2 million compared to $31 0 million last year. The Company disposed off its data mining business segment pursuant to the Disposition SPA entered into on November 2, 2022 for a consideration of $17 million, which realized a gain of 0.81 million.

Years Ended December 31, 2021 and 2020

The net cash used in investing activities was $33.03 million for the year ended December 31, 2021, representing an increase in the spending of $33.0 million in 2021. The $33.0 million PPE purchase in 2021 was an increase of $32.5 million compared to the $0.5 million spending on PPE in 2020. The most part of PPE purchase in 2021 is mining machines.

Net Cash Generated from Financing Activities

Years Ended December 31, 2022 and 2021

The net cash generated from financing activities was $34.7 million for the year ended December 31, 2022, a decrease of $514.6 million compared to the same period of 2021. During the year the Company received aggregate net proceeds of US$18.5 million from registered direct offerings in April, 2022 compared to raise $585.6 last year.

We have financed our operations primarily through cash flows from operations, working capital from our shareholders, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financing.

Years Ended December 31, 2021 and 2020

The cash generated from financing activities was $584.1 million for the year ended December 31, 2021 and $43.55 million in 2020.

Private Placements

In July, August and November of 2020, the Company raised gross proceeds of approximately $9.9 million, $11.5 million, and $14.7 million, respectively, through private placements with certain non-U.S. investors.

Registered Direct Offering

On March 31, 2022, the company entered into certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company agreed to sell 35,750,000 of its American Depositary Shares for gross proceeds of approximately $20 million. The Company intends to use the net proceeds from the Offering for working capital and general corporate use. The Offering closed on April 4, 2022.

Contractual Obligations

As of December 31, 2022, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years
	$“000”	$“000”	$“000”
Future lease payments
SOS Ltd.-New York USA Office	960	576	384
Future lease payments
SOS Information Technology Co.Ltd -Qingdao China Office	-	-	-
Total	$960	$576	$384

We lease two office spaces, which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2022, our future lease payments totaled $0.96 million in total. SOS Information Technology Co., Ltd. was disposed of to related parties pursuant to the SPA entered into on November 2, 2022, then future lease liabilities of Qingdao China Office will not be borne by SOS Ltd.

C. Research and Development, Patents and Licenses, etc.

Research and development, patents and licenses, etc.

As of December 31, 2022, SOS Institution of Research & Development in Qingdao has achieved the following registered IPs in decentralized block-chain technology system, including:

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

Cryptocurrency mining industry research and development

●	Secure wallet

■	Private key local secure save, support for a variety of wallet types, nation code backups for anti-loss, multi-signature anti-theft system, ease of import and export for wallet.

■	Add digital assets with one click, track trading trends in real time, and view asset balance changes.

■	Follow the world’s major exchange prices and price alerts, seize investment opportunities with built-in trading exchange services.

■	Integrate third-party DAP interactions with push industry information, technology advances, and multi-dimensional data information to discover investment opportunities.

●	Private mine pool

■	Support for multi-currency mining (tentative support for ETH, BTC)

■	Intuitive revenue calculator, to fill in one’s own mining machine’s calculation power, so that each time one opens the wallet, he or she may intuitively see which currency is currently being mined with a higher yield, to help create mining strategies.

■	Information-rich monitoring interface computing power, estimated daily revenue, temperature, power consumption, electricity charges, fans, graphics card serial number, graphics card name, PCI socket, etc.

The foregoing R&D is being conducted through the cooperation of more than 39 high-tech talent and a number of system analysis management personnel. The R&D project is mainly being developed through C++, Python, Go, Java, .Net, PHP, Android, and IOS, with constant system upgrades and feature expansions.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

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

Discontinued Operations

On October 4, 2022, the Company’s Board of Directors and the Special Committee passed a resolution to sell the operation of S International Group Limited and SOS Information Technology Co., Ltd to S International Holdings Limited (“Purchaser”), a Cayman Islands exempt company in cash consideration of $17,000,000. The Company does not believe that the disposition will have a significant, material impact on the Company’s consolidated financial statements. Mr. Yandai Wang, Chief Executive Officer and Chairman of the Board of Directors of the Company, holds 45% of the Purchaser’s equity interests, and Ms. Yilin Wang, original shareholder of the VIE and legal representative of SOS Information Technology Co., Ltd., a subsidiary of the VIE, holds 40% of the Purchaser’s equity interests. As a result, the disposition is a related party transaction. In accordance with ASC 205-20, the Company presented the operating results from these operations as a discontinued operation.

Segment Information Reclassification

Historically, the Company operated in seven segments: commodity trading, insurance marketing, cryptocurrency mining, telecom call center, bank call center SaaS and others. In fiscal year 2022, the Company classified business segment into four: commodity trading, insurance marketing, cryptocurrency mining and others.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position with the Company
Executive Officers:
Yandai Wang	45	Executive Chairman and Chief Executive Officer
Li Sing Leung	56	Chief Financial Officer and Director

Directors:
Russell Krauss	63	Director
Douglas L. Brown	68	Independent Director
Ronggang (Jonathan) Zhang	60	Independent Director
Wenbin Wu	60	Independent Director

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

Li Sing Leung has been the Chief Financial Officer of the Company and Director of the Board since August 2020. Mr. Li served as the Chief Financial Officer (“CFO”) of Palmerston North Co., Ltd. since June 2020 and as the Financial Controller of Transfar International Group (Hong Kong) Limited from May 2018 to May 2020. He served as the as the Managing Director of Hong Kong and Shanghai Business Corporation from November 2016 to April 2018. From October 2013 to October 2016, Mr. Li served as the CFO of Shopex Network Co., Ltd. Mr. Li has over twenty five years of combined experience in auditing, accounting, international tax planning, merger & acquisition, corporate financing, valuation and public relationship with investors etc. Mr. Li obtained his bachelor’s degree in Commerce from the University of New South Wales, Australia, and a MBA from the University of Texas, USA. Mr. Li is a member of Certifed Practising Accountants of Australia, a fellow member of the Association of Chartered Certified Accountants UK, a full member of Hong Kong Institute of Certified Public Accountants, a member of American Institute of Certified Public Accountants, respectively and holds a CPA license issued by the Colorado State Board of Accoutancy, USA.

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

B. Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately US$2,355,883 in cash to our directors and executive officers and granted an aggregate of 18,431,737 restricted share units to our directors and executive officers.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2023 Equity Incentive Plan

Our 2023 Equity Incentive Plan was adopted on March 2, 2023, to attract and retain the best available personnel for positions of responsibility, provided additional incentive to employees and service providers and promote the success of our business. The equity incentive plan provided for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and any of our subsidiaries’ employees (including officers and inside directors), and for the grant of non-statutory stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted share units, performance units and performance shares to our employees, directors and consultants.

As of the date of this report, we have not issued any Class A ordinary shares to our officers, directors and employees pursuant to the 2023 Equity Incentive Plan.

Authorized Shares. The maximum aggregate number of shares that may be issued under the 2023 Equity Incentive Plan is 445,000,000 of our Class A ordinary shares (pre-2023 Share Consolidation). Vested restricted share units will be settled with one Class A ordinary share. Class A ordinary shares issued pursuant to awards under the 2023 Equity Incentive Plan that we repurchase or that are forfeited, as well as Class A ordinary shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2023 Equity Incentive Plan. In addition, Class A ordinary shares will not be deemed to have been issued under the 2023 Equity Incentive Plan with respect to any portion of an award that is paid out in cash rather than Class A ordinary shares. During the term of the 2023 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of Class A ordinary shares to satisfy the requirements of the 2023 Equity Incentive Plan.

Plan Administration. The 2023 Equity Incentive Plan is administered by our compensation committee and/or one or more additional committees of directors or other individuals or compensation consultants appointed by our board of directors in accordance with the terms of the 2023 Equity Incentive Plan. To the extent that the administrator decides to qualify an award as performance-based compensation, the 2023 Equity Incentive Plan will be administered by a committee of two or more outside directors. Subject to the provisions of the 2023 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of our Class A ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2023 Equity Incentive Plan.

2022 Equity Incentive Plan

Our 2022 Equity Incentive Plan was adopted on October 4, 2022, to attract and retain the best available personnel for positions of responsibility, provided additional incentive to employees and service providers and promote the success of our business. The equity incentive plan provided for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and any of our subsidiaries’ employees (including officers and inside directors), and for the grant of non-statutory stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted share units, performance units and performance shares to our employees, directors and consultants.

As of the date of this report, we have not issued any Class A ordinary shares to our officers, directors and employees pursuant to the 2022 Equity Incentive Plan.

Authorized Shares. The maximum aggregate number of shares that may be issued under the 2022 Equity Incentive Plan is 447,836,077 of our Class A ordinary shares (pre-2023 Share Consolidation). Vested restricted share units will be settled with one Class A ordinary share. Class A ordinary shares issued pursuant to awards under the 2022 Equity Incentive Plan that we repurchase or that are forfeited, as well as Class A ordinary shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2022 Equity Incentive Plan. In addition, Class A ordinary shares will not be deemed to have been issued under the 2022 Equity Incentive Plan with respect to any portion of an award that is paid out in cash rather than Class A ordinary shares. During the term of the 2023 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of Class A ordinary shares to satisfy the requirements of the 2022 Equity Incentive Plan.

Plan Administration. The 2022 Equity Incentive Plan is administered by our compensation committee and/or one or more additional committees of directors or other individuals or compensation consultants appointed by our board of directors in accordance with the terms of the 2022 Equity Incentive Plan. To the extent that the administrator decides to qualify an award as performance-based compensation, the 2022 Equity Incentive Plan will be administered by a committee of two or more outside directors. Subject to the provisions of the 2022 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of our Class A ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2022 Equity Incentive Plan.

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

As of the date of this report, 50,526,127 Class A ordinary shares (pre-2023 Share Consolidation) have been issued to our officers, directors and employees pursuant to the 2021 Equity Incentive Plan.

Authorized Shares. The maximum aggregate number of shares that may be issued under the 2021 Equity Incentive Plan is 280,000,000 of our Class A ordinary shares (pre-2023 Share Consolidation). Vested restricted share units will be settled with one Class A ordinary share. Class A ordinary shares issued pursuant to awards under the 2021 Equity Incentive Plan that we repurchase or that are forfeited, as well as Class A ordinary shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2021 Equity Incentive Plan. In addition, Class A ordinary shares will not be deemed to have been issued under the 2021 Equity Incentive Plan with respect to any portion of an award that is paid out in cash rather than Class A ordinary shares. During the term of the 2021 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of Class A ordinary shares to satisfy the requirements of the 2021 Equity Incentive Plan.

Plan Administration. The 2021 Equity Incentive Plan is administered by our compensation committee and/or one or more additional committees of directors or other individuals or compensation consultants appointed by our board of directors in accordance with the terms of the 2021 Equity Incentive Plan. To the extent that the administrator decides to qualify an award as performance-based compensation, the 2021 Equity Incentive Plan will be administered by a committee of two or more outside directors. Subject to the provisions of the 2021 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of our Class A ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2021 Equity Incentive Plan.

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

D. Employees

We had 167 and 223 full-time employees as of December 31, 2021 and 2022, respectively. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 28, 2023, by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 3,190,271,878 ordinary shares (including 2,992,109,353 Class A ordinary shares and 198,162,525 Class B ordinary shares) outstanding as of April 28, 2023.

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

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as-converted basis	% of total ordinary shares on as-converted basis(1)	% of aggregate voting power(2)
Directors and Executive Officers:
Yandai Wang	10,170,210	114,375,000	124,545,210	3.9%	23.2%

Li Sing Leung	249,021	398,621	647,642	*	*

Russell Krauss(3)	2,237,500	—	2,237,500	*	*

Douglas L. Brown(4)	5,898,006	—	5,898,006	*	*

Wenbin Wu	3,194	431,250	434,444	*	*

Ronggang (Jonathan) Zhang	143,720	431,250	575,000	*	*

All directors and executive officers as a group (6 persons)	18,701,681	115,363,121	134,337,802	3.9%	23.20%

Principal Shareholders:

—	—	—	—	—	—

*	Less than 1%.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 3,190,271,878 ordinary shares (including 2,992,109,353 Class A ordinary shares and 198,162,525 Class B ordinary shares) as of April 28, 2023, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after April 28, 2023. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares. Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(2)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group as of May [ ], 2023 with respect to all of our outstanding Class A and Class B ordinary shares as one class as of May [ ], 2023. Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The total voting power of the Class B Holders is limited. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 17. Financial Statements.”

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

The New Jerzey District Court approved the settlement outside the court system on May 20, 2022 and on August 2 2022, the Company paid $5 million to the plaintiff’ via an escrow account, releasing the Company to the same class action now and possible future allegation.

There is an on-going case Number of 1:23cv02581 in District Court, Eastern District Court of New York on April 5, 2023: TRUE NORTH FINANCIAL LLC, TNA CAPITAL INC., TNA CAPITAL LLC, AND MICHAEL JALIMAN, Plaintiffs VS SOS LIMITED AND YANDAI WANG, Defendants alleging breaching of fiduciary duties in disposing off legacy business of P2P from the year of 2020 onwards.

It’s difficult to determine a contingent liability at this time, because the Company does not even have a formal Complaint yet to use to determine the amount of the requested damages, or to discuss the validity of any claims.

2022 Litigation Against Thor Miner

SOS Information Technology New York, Inc. (“SOSNY”), a company incorporated under the laws of state of New York and a wholly owned subsidiary of the Company, filed a lawsuit on December 9, 2022, against Thor Miner, Inc. (“Thor Miner”), Singularity Future Technology Ltd. (“Singularity,” and, together with Thor Miner, referred to as the “Corporate Defendants”), Lei Cao, Yang Jie, John F. Levy, Tieliang Liu, Tuo Pan, Shi Qiu, Jing Shan, and Heng Wang (jointly referred to as the “Individual Defendants”) (collectively, the Individual Defendants and the Corporate Defendants are the “Defendants”). SOSNY and Thor Miner entered into a Purchase and Sale Agreement (the “PSA”) on January 10, 2022 for the purchase of $200,000,000 in crypto mining rigs, which was breached by Thor Miner and Singularity.

SOSNY and Defendants entered into a certain settlement agreement and general mutual release on December 28, 2022 (“Settlement Agreement”). Pursuant to the Settlement Agreement, Thor Miner agreed to pay a sum of thirteen million U.S. dollars ($13,000,000) (the “Settlement Payment”) to SOSNY on or before December 23, 2022, and SOSNY agreed that subsequent to its receipt of the Settlement Payment, SOSNY shall cause the lawsuit to be dismissed with prejudice as to the settling defendants and without prejudice as to all others.

Singularity and Thor Miner further covenanted and agreed that if they receive additional funds from HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd. (“HighSharp”) related to the PSA, they will promptly transfer such funds to SOSNY in an amount not to exceed forty million five hundred sixty thousand five hundred sixty-nine dollars ($40,560,569.00) (which is the total amount paid by SOSNY pursuant to the PSA less the price of the machines actually received by SOSNY pursuant to the PSA). The Settlement Payment and any payments subsequently received by SOSNY from HighSharp shall be deducted from the total amount of forty million five hundred sixty thousand five hundred sixty-nine dollars ($40,560,569.00) previously paid by, and now due and owed to SOSNY. In further consideration of this Settlement Agreement, Thor Miner agreed to execute and provide to SOSNY, within seven (7) business days after the Effective Date (as defined in the Settlement Agreement), an assignment of all claims it may have against HighSharp.

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

We are a holding company registered in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Our sixt  amended and restated memorandum and articles of association provides for two classes of shares, which became effective immediately following our IPO, provides for two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital is US$600,000 divided into 6,000,000,000 shares with a par value of US$0.0001 each (the “Ordinary Shares”), comprised of (1) 4,900,000,000 Class A Ordinary Shares with a par value of $0.0001 each, and (2) 1,100,000,000 Class B Ordinary Shares with a par value of $0.0001 each. As of April 28, 2022, we had 2,699,862,712 Class A ordinary shares and 147,942,525 Class B ordinary shares issued and outstanding. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

On May 1, 2023, the Company’s shareholders adopted an ordinary resolution to increase the Company’s authorized share capital from US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each to US$1,200,000 divided into 240,000,000 shares with a par value of US$0.005 each (the “Ordinary Shares”), comprised of (1) 196,000,000 Class A Ordinary Shares with a par value of $0.005 each, and (2) 44,000,000 Class B Ordinary Shares with a par value of $0.005 each.

As of April 28, 2023, we had 2,699,862,712 Class A ordinary shares and 147,942,525 Class B ordinary shares issued and outstanding. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under app China SOS Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

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

Based on the projected composition of our assets and income, we believe we are not currently a PFIC and we do not anticipate becoming a PFIC for our taxable year ending December 31, 2019. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we are not a PFIC and will not be a PFIC for our taxable year ending December 31, 2022 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

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

F. Dividends and Paying Agents

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

I. Subsidiary Information

For information on subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company” and Note 1 to our audited consolidated financial statements included in “Item 18. Financial Statements” and Exhibit 8.1 to this annual report.

J. Annual Report to Security Holders

Not applicable.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 20-F.

Based on such evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2022, we did not maintain effective disclosure controls and procedures.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022.

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

In connection with the audit of our consolidated financial statements as of December 31, 2022 and the results of our operations and our cash flows for each of the three years in the period ended December 31, 2022, our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified by us and our independent registered public accounting firm related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions. (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals. (V) In some occasions deficiencies in loan management were identified, e.g lack of appropriate control procedures. (VI) An issue regarding sales recognition emerged in the commodity trading business. A mismatch between the physical stock-take and the accounting records was discovered. Management recognizes revenue and costs when invoices are issued and received, whereas it should be counted upon the transfer of ownership, risk, and delivery of goods. Management made a correction to adjust its books.Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Remediation of Material Weaknesses

To remediate our identified material weaknesses, we intend to adopt several measures to improve our internal control over financial reporting, including (i) hiring more qualified accounting personnel, including a financial controller, with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls; (iv) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process; (v) setting up and maintaining a control process for the accounting implication assessment of all significant payment and loan transactions, particularly those that are non-routine; (vi) setting up and maintaining a control process for maintaining all supporting documentation regarding non-routine transactions; (vii) updating the approval requirements for non-routine transactions to ensure that they match our transaction approval policies in place on our other accounts; and (viii) partnering with third party service providers and a custodian bank to assist with borrower bank account management.

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2022. If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

(c) Attestation Report on Internal Control over Financial Reporting of the Registered Public Accounting Firm

We did not include an attestation report of the Company’s registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

(d) Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

ITEM 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Wenbin Wu, an independent director (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with Audit Alliance LLP (“Audit Alliance”) (our independent registered public accounting firms), we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2022	2021	2020
Audit fees(1)	$300,000	$150,000	$110,000
Audit-Related fees (2)	-	-	-
Tax fees (3)	-	-	-
All other fees	-	-	-
Total	$300,000	$150,000	$110,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

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

Item16H. Mine Safety Disclosure

Not applicable.

Item16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-44.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SOS Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SOS Limited. and subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of three years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years ended December 31, 2022, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below are matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Impairment on mining machines, other receivables and prepayments

As described in Note 4 and Note 7 to the financial statements, the Company made impairment on mining machines, other receivables and prepayments.

The Company reviews asset for impairment when events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. The recoverability of an asset that is held and used is tested by initially comparing the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated by that asset. If it is determined that an asset is not recoverable, an impairment loss is recognized in the amount by which the asset’s carrying value exceeds its fair value.

The determination of whether an impairment indicator has occurred involves the evaluation of subjective factors by management to assess what constitutes an event or change in circumstance that indicates a software technology should be tested for recoverability, and therefore auditing the valuation of assets involved especially subjective judgment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assets impairment assessment for a held and used asset for which management identified impairment indicators, including controls over (1) testing the effectiveness of controls over the development of principal assumptions used in the undiscounted cash flow model, and the determination of the recoverable amount of the software, (2) evaluating the appropriateness of the undiscounted cash flow model, and the reasonableness of the principal assumptions used by management and (3) testing the completeness and accuracy of the underlying data used in the model.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2020.

Singapore

May 18, 2023

PCAOB ID Number 3487

SOS LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ thousands, except share data and per share data, or otherwise noted)

	December 31,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$259,492	$327,126
Accounts receivable, net	2,432	19,843
Inventories	46,273	60,587
Other receivables, net	55,004	165,763
Amount due from related parties	69,038	32,306
Intangible assets	6,406	14,502
Tax recoverable	2,543	6,099
Assets related to discontinued operation	-	37,281
Total current assets	441,188	663,507
Non-current assets:
Operating lease, right-of-use asset	921	-
Property, plant and equipment, net	12,553	26,217
Goodwill	72	72
Assets related to discontinued operation	-	5,504
Total non-current assets	13,546	31,793
Total assets	$454,734	$695,300

LIABILITIES AND EQUITY
Current liabilities:
Accrued liabilities	$20,385	$19,309
Accounts payable	12,834	11,376
Amount due to related parties	643	36
Operating lease liabilities	544	-
Contract liabilities	-	-
Tax payable	94	-
Other payables	11,081	5,321
Liability related to discontinued operation	-	23,771
Total current liabilities	45,581	59,813
Non-current liabilities:
Operating lease liabilities	377	-
Liability related to discontinued operation	-	1,918
Total non-current liabilities	377	1,918
Total liabilities	$45,958	$61,731

Shareholder’s equity
Ordinary shares, $0.001 par value, 6,000,000,000 shares authorized, comprising of 3,183,736,378 Class A shares and 198,162,525 Class B shares. Class A shares and Class B shares were issued and outstanding as of December 31, 2022. 2,340,462,712 Class A shares and 97,722,525 Class B shares were issued and outstanding as of December 31, 2021.	$374	$300
Statutory Reserve	59	-
Additional paid-in capital	705,488	672,352
(Accumulated deficit)	(272,919)	(43,413)
Accumulated other comprehensive income	(23,400)	4,130
Non-controlling interests	(826)	200
Total shareholder’s equity	$408,776	$633,569
Total liabilities and shareholders’ equity	$454,734	$695,300

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2022	2021	2020
REVENUES	$260,026	290,790	$-
COST OF REVENUES	(270,597)	(277,879)	-
GROSS PROFIT	(10,571)	12,911	-
OPERATING EXPENSES:
General and administrative expenses	(180,704)	(21,765)	(1,893)
Selling expenses	(8,556)	(673)	-
Share-based compensation	(14,714)	(33,537)	-
Total operating expenses	(203,974)	(55,975)	(1,893)
(LOSS) FROM OPERATIONS	(214,545)	(43,064)	(1,893)
OTHER (EXPENSE)/INCOME
Loss on acquisition	-	-	(5,679)
Non-operating income	-	-	63
Interest income/( expense)	424	-	-
Other (expense)/income, net	(15,555)	(9,358)	-
Total other (expenses)	(15,131)	(9,358)	(5,616)
LOSS BEFORE INCOME TAXES	(229,676)	(52,422)	(7,509)
INCOME TAXES	(536)	(3)	-
NET (LOSS)	(230,212)	(52,425)	(7,509)

DISCONTINUED OPERATIONS
Gain on disposal of discontinued operations	811	-	-
Income/(loss) from discontinued operations	(1,072)	3,374	11,913
(LOSS)/gain FROM DISCONTINUED OPERATIONS	(261)	3,374	11,913

NET (LOSS)/PROFIT	$(230,473)	$(49,051)	$4,404
Net income attributable to non-controlling interests	1,026	(200)	-
NET (LOSS) ATTRIBUTABLE TO SOS LIMITED	$(229,447)	$(49,251)	$4,404

OTHER COMPREHENSIVE (LOSS)/INCOME
Foreign currency translation	26,063	3,392	874
TOTAL COMPREHENSIVE (LOSS)/INCOME	$(203,384)	$(45,859)	$5,278

Weighted average number of ordinary shares

Basic	3,183,736,378	2,340,462,712	325,996,667
Diluted	3,550,792,426	2,775,018,991	488,960,010
(LOSS)/EARNINGS PER SHARE
Basic	$(0.0721)	$(0.0251)	$0.0135
Diluted	$(0.0721)	$(0.0251)	$0.0090

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(US$ thousands, except share data and per share data, or otherwise noted)

	Ordinary shares				Additional		(Accumulated		Accumulated other	Non-	Total
	Class A shares	Class B shares	Treasury stock	Total shares	Par value	Paid-in capital	deficits)/retained earnings	Statutory Reserve	comprehensive income	controlling interests	shareholder’s equity
Balance, December 31, 2019	46,051,534	16,409,405	-	62,460,939	$6	$(6)	1,340		(16)	-	1,324
Acquisition of China Rapid Finance	66,700,624	5,935,606	-	72,636,230	7	9,654	-		-	-	9,661
Cash paid by investors pursuant to reverse acquisition	-	-	-	-	-	1,000	-		-	-	1,000
Issuance of Class A Ordinary Shares and warrant closed on July 1, 2020, August 27, 2020, November 3, 2020	186,363,343	-	-	186,363,343	19	38,425	-		-	-	38,444
Issuance of Class A Ordinary Shares and warrant closed on 23/12/2020	52,000,000	-	(26,000,000)	26,000,000	3	3,575	-		-	-	3,578
Share based compensation granted to management	2,501,484	2,123,641	-	4,625,125	1	952	-		(2)	-	951
Net loss	-	-	-	-	-	-	(7,509)		-	-	(7,509)
Foreign currency translation	-	-	-	-	24	-	94		756	-	874
Disposition of discontinued operation							11,913				11,913
										-
Balance, December 31, 2020	353,616,985	24,468,652	(26,000,000)	352,085,637	$60	$53,600	$5,838		$738	$-	$60,236
Share-based compensation	47,587,500	73,253,873	-	120,841,373	12	33,141	-		-	-	33,153
Issuance of Class A Ordinary Shares and warrant	2,636,058,227	-	(670,800,000)	1,965,258,227	228	585,611	-		-	-	585,839
Foreign currency translation	-	-	-	-	-	-	-		3,392	-	3,392
Net loss	-	-	-	-	-	-	(52,625)		-	200	(52,425)
Disposition of discontinued operation							3,374				3,374
Balance, December 31, 2021	3,037,262,712	97,722,525	(696,800,000)	2,438,185,237	$300	672,352	(43,413)		4,130	200	633,569
Share-based compensation	287,611,141	100,440,000	-	388,051,141	39	14,675	-	-	-	-	14,714
Issuance of Class A Ordinary Shares and warrant	357,500,000	-	-	357,500,000	36	18,427	-	-	-	-	18,463
Foreign currency translation adjustments	-	-	-	-	(1)	34	-	-	(26,096)	-	(26,063)

Appropriation of statutory reserve	-	-	-	-	-	-	(59)	59	-	-	-
Disposition of discontinued operation	-	-	-	-	-	-	(261)	-	(1,434)	-	(1,695)
Net loss	-	-	-	-	-	-	(229,186)	-	-	(1,026)	(230,212)
Balance, December 31, 2022	3,682,373,853	198,162,525	(696,800,000)	3,183,736,378	374	705,488	(272,919)	59	(23,400)	(826)	408,776

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ thousands, except share data and per share data, or otherwise noted)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	$(229,447)	$(49,251)	$4,404
Net (loss) from continuing operation	(229,186)	(52,625)	(7,509)
Net (loss) from discontinued operation	(261)	3,374	11,913
Adjustments for:
Depreciation of property, plant and equipment	7,960	4,007	-
Depreciation of right-of-use asset	693	843	-
Share-based compensation	14,714	33,537	506
Accretion of finance leases	75	152	-
Allowance for doubtful accounts - accounts receivable	(500)	963
Allowance for doubtful accounts - other receivables	170,842	269
Impairment of intangible assets	8,425	925	-
Impairment of mining equipment	25,043	-	-
Inventory mark down	16,786	-	-
Loss on acquisition	-	-	5,679
Adjustments, total	244,038	40,696	6,185

Changes in operating assets and liabilities:
Accounts receivable	17,911	(19,843)	15,853
Other receivables	(60,083)	(161,933)	-
Amount due from related parties	(53,732)	(32,306)	822
Inventories	(5,267)	(60,587)	-
Intangible assets	(329)	(14,502)	-
Accrued liabilities	1,076	19,309
Tax (recoverable)/payable	3,650	(6,099)	(374)
Accounts payable	1,458	11,376	(13,018)
Other payables	5,760	5,321	(5,876)
Amount due to related parties	607	26	(5,564)
Contract liabilities	-	-	(64)
Lease liabilities	921	-	-
Net cash used in operating activities from continuing operations	(73,176)	(271,167)	(9,545)
Net cash (used in) in generating from discontinued operating activities	261	52,604	(34,007)
Net cash (used in) operating activities	(72,915)	(218,563)	(43,552)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(16,030)	(31,943)	-
Proceed from disposals of discontinued operations	-	-	3,500
Net cash used in investing activities from continuing operations	(16,030)	(31,943)	3,500
Net cash used in investing activities from discontinued operation	-	(1,091)	(501)
Net cash (used in)/generated from investing activities	(16,030)	(33,034)	2,999

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of principle portion of lease liabilities	(768)	(1,764)	-
Proceed from share issuance, net of issuance costs	18,463	585,839	3,578
Proceeds from private equity placement, net of issuance costs	-	-	39,973
Proceeds from disposal of subsidiaries	17,000	-	-
Net cash generated from financing activities	34,695	584,075	43,551

EFFECT OF EXCHANGE RATES ON CASH	(24,283)	1,825	683

NET CHANGES IN CASH AND CASH EQUIVALENTS	(78,533)	334,303	3,681
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	338,025	3,722	41
CASH AND CASH EQUIVALENTS, END OF YEAR	$264,434	$338,025	$3,722
LESS: CASH AND CASH EQUIVALENTS, FROM THE DISCONTINUED OPERATIONS	$4,941	$10,899	$144

Supplemental cash flow information
Cash paid for income tax	1,032	3,480	1,962,855
Purchases of USDT from a third party exchange platform	-	65,000	-
Payment of deposits on equipment in USDT	-	(65,000)	-

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The accompanying consolidated financial statements reflect the activities of SOS Limited and each of the following entities:

Name	Background
SOS Information Technology New York Inc.	A New York company Incorporated on July 15, 2020 A holding company	SOS NY

Yong Bao Two Ltd.	A British Virgin Island company Incorporated on February 29, 2020 A holding company	YBT

Canada XX Exchange Ltd.	Digital asset exchange platform	Canada XX

US XX Exchange Ltd.	Digital asset exchange platform	US XX

Future Technology Global Ltd. (HK)	A 100% subsidiary of SOS Information Technology Co., Ltd.	Future Technology

FDW Limited	A 100% subsidiary of SOS Ltd.	FDW Limited

China SOS Ltd.	A Hong Kong limited liability company Incorporated on June 19, 2019 A holding company	China SOS

FD LLC	A 51% owned JV with Niagara Development LLC	FD LLC

Qingdao SOS Investment Management Co., Ltd.	A 100% subsidiary of China SOS Limited, a WOFE	WFOE

Qingdao SOS Investment LLP	A 99% subsidiary of Qingdao SOS Investment Management Co., Ltd.(PRC)	Qingdao SOS

SOS Auto Service CO.,Ltd.	A 99% subsidiary of Qingdao SOS Investment Management Co., Ltd.(PRC)	Other Subsidiary

SOS Industrial Holding Co., Ltd.	A VIE of Qingdao SOS Management Consulting Co., Ltd.	VIE

Qingdao SOS Digital Technologies Inc.(PRC)	A 100% subsidiary of Qingdao Enterprise Co. Ltd., operates insurance marketing business,10085 hot line, bankcard promotional center and SaaS service	Other Subsidiary

SOS Information Technology Co., Ltd.	A 100% subsidiary of Qingdao Enterprise Co. Ltd., operates insurance marketing business, 10086 hot line, bankcard promotional center and SaaS service	Other Subsidiary

Inner Mongolia SOS Insurance Agency Co., Ltd.	A 100% subsidiary of SOS Information Technology Co., Ltd, which operates insurance brokerage business within Inner Mongolia region	Other Subsidiary

Common Prosperity Technology Co., Ltd.	A 50% subsidiary of SOS International Trading Co., Ltd. and another 50% owned by Qingdao SOS Investment LLP	Other Subsidiary

SOS International Trading Co., Ltd.	A 100% subsidiary of SOS Information Technology Co., Ltd.	Other Subsidiary

SOS Ronghe Digital Technology Co., Ltd. (PRC)	A 69% subsidiary of SOS Information Technology Co,. Ltd.	Other Subsidiary

Weigou International Trading Co., Ltd.	A 99% subsidiary of Qingdao Investment LLP	Other Subsidiary

Shuyun International Trading Co., Ltd.	A 99% subsidiary of Qingdao Investment LLP	Other Subsidiary

Chexiaoer Technology Co., Ltd.	A 25% subsidiary of Qingdao Investment LLP and A 30% owned by SOS Auto Service Co., Ltd.	Other Subsidiary

Hebei S Cloud Enterprise Management Co., Ltd.	A 99% subsidiary of Future Digital Investment Ltd.(Hong Kong)	Other Subsidiary

S International Group Limited	A 100% subsidiary of SOS Limited	SOS Limited

S International Holdings Limited	A 100% subsidiary of S International Group Limited	S International Group Limited

Qingdao S Investment Holding Co., Ltd.	A 100% subsidiary of S International Group Limited	S International Group Limited

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

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

On November 2, 2022, the fair value of the following assets and liabilities were disposed of resulting in the total loss of approximately $0.8 million:

Dollars in thousands
Total Selling Price	$1,700
Net Assets Disposed:

Total Assets	110,201
Total Liabilities	(95,446)
Net Assets Disposed	16,189
Income from disposal of discontinued operations	$811

Loss on discontinued operations for the year ended December 31, 2022 was as follows:

Dollars in thousands
Revenue	$81,977
Expenses	(83,049)
Loss on discontinued operations	$(1,072)

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Disposal loss from selling off insurance marketing business segment

Pursuant to the Share Purchase Agreement (this “Agreement”) is made and entered into as of  November 2, 2022 by and among (i) S International Holdings Limited, a Cayman Islands exempt company (the “Purchaser”), (ii) S International Group Limited, a British Virgin Islands company (the “Company”), and (iii) SOS Limited, a Cayman Islands exempt company (“SOS” or the “Seller”of disposed asset group in insurance marketing). The Purchaser, the Company and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

As at the date hereof, (i) SOS owns 100% of the issued shares in the Company, the Company owns 100% of the issued shares in S International Holdings Limited (“S International HK”), S International HK owns 100% of the issued shares in Qingdao S Investment Holding Limited (“WFOE”), and WFOE controls Qingdao SOS Industrial Holding Co., Ltd. through a series of contractual agreements with the Company and the shareholders of the Company dated November 2, 2022 (the “VIE Agreements”); and (ii) Qingdao SOS Industrial Holding Co., Ltd owns 100% of the equity interests in each of SOS Information Technology Co., Ltd. and Qingdao SOS Digital Technologies Inc.;

The Seller desires to sell to the Purchaser, and the Purchaser desire to purchase from the Seller, all of the Purchased Shares (as hereinafter defined) in exchange for US$ 17.0 million (the “Purchase Price”), subject to the terms and conditions set forth herein (the “Transaction”).

Dollars in thousands
Total Purchase Price	17,000
Net Assets Acquired:
Assets
Cash and cash equivalents	4,942
Accounts receivable	2,509
Inventories	16,424
Prepaid expenses and other current assets	82,660
Fixed assets	3,059
Long term investment	607
Total assets	110,201
Liabilities
Accounts payable and accrued liabilities	(94,644)
Tax recovery	972
Leasing liabilities	(1,774)
Total Liabilities	(95,446)
Accumulated Other Comprehensive Income	1,434
Net Assets Sold:	16,189
Gain on disposal	811

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $23,618,746, $4,130,440, as of December 31, 2022, 2021, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2022, 2021 were translated at 6.8972, 6.3757 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2022, 2021 and 2020 were6.7290 RMB, 6.4512 RMB and 6.6174 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

Goodwill

Goodwill of $71,977 was recognized as of December 31, 2020 in connection with the transaction of SOS IT acquiring Inner Monogolia SOS Agency Co. Ltd. In future years, the Company will complete an annual impairment test for goodwill that includes an assessment of qualitative factors including, but not limited to, macroeconomic conditions, industry and market conditions, and entity specific factors such as strategies and financial performance. The Company will perform annual impairment tests as of December 31, 2021 or earlier if indicators of impairment exist. There were no indicators of goodwill impairment as of December 31, 2022.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2022, 2021 and 2020, no impairment of long-lived assets was recognized.

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

Non-recurring measurement of fair value

The Company accounts for its digital currencies as indefinite-lived intangible assets in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other. The Company’s digital currencies are initially recorded at fair value upon receipt (or “carrying value”). On a quarterly basis, they are measured at carrying value, net of any impairment losses incurred since receipt. Pursuant to guidance from ASC 820, Fair Value Measurement, the Company is required to determine the non-recurring  fair value measurement used to determine impairment of the digital currencies held on the balance sheet. The Company will record impairment losses as the fair value falls below the carrying value of the digital currencies. The digital currencies can only be marked down when impaired and not marked up when their value increases. The resulting carrying value represents the fair value of the asset. The last impairment date for the digital currencies was December 31, 2022. The Company had an outstanding carrying balance of digital assets of approximately $6,406,078, net of impairment losses incurred of 8,424,858 for the year ended December 31, 2022. As of December 31, 2022, 174.28 units of bitcoin held as digital currencies is about $2,881,077 fair value and 2,949.79 units of ethereum held as digital currencies is approximately $3,525,001 fair vale

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Revenue recognition

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	December 31, 2022	December 31, 2021
Accounts receivable	$2,491	$20,439
Allowance for doubtful accounts	(59)	(596)
Total accounts receivable, net	$2,432	$19,843

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$970	$7
Addition	(911)	963
Ending balance	$59	$970

4.	OTHER RECEIVABLES, NET

Other receivables consist of the following:

	December 31, 2022	December 31, 2021
Deposit to non-trade suppliers	$22,370	$20,796
Prepayment	203,465	145,144
Other receivables from disposal of subsidiaries	-	-
Advance to employees	11	92
Allowance for doubtful accounts	(170,842)	(269)
Total other receivables, net	$55,004	$165,763

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$654	$385
Addition	170,842	269
Reverse	(654)	(385)
Ending balance	$170,842	$269

5.	INVENTORIES

Inventories consist of the following:

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Finished goods	$46,273	$60,587

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

6.	OPERATING LEASE LIABILITIES

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

Operating lease expense for the years ended December 31, 2022, 2021 and 2020 was $1,221,081, $996,614, and $338,381, respectively.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of Balance Sheet	December 31, 2022	December 31, 2021
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$921	$-

Current operating lease liabilities	Operating lease liabilities - current	$544	$-
Non-current operating lease liabilities	Operating lease liabilities	377	-
Total operating lease liabilities		$921	$-

Weighted average remaining lease term (in years):
Operating leases		-	4.0

Weighted discount rate:
Operating leases		-	4.75%

Maturities of lease liabilities were as follows:

	2022	2021
2022	$576	$-
2023	384	-
2024	-	-
2025	-	-
Total	960	-
Less: Amount representing interest	39	-
Present value of future minimum lease payments	921	-
Less: Current obligations	544	-
Long-term obligations	$377	$-

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31, 2022	December 31, 2021
Office equipment, fixtures and furniture	$47,793	$31,398
Less: Accumulated depreciation	(12,992)	(5,181)
Less: Impairment	(22,248)	-
Total	$12,553	$26,217

The depreciation expenses for the years ended December 31, 2022, 2021 and 2020 was $8.0 million, $4.0 million and nil, respectively.

8.	INTANGIBLE ASSETS

The following table presents the activities of balance as of December 31, 2022:

Balance as of December 31, 2021	$14,502
Additions of intangible assets	329
Less: Impairment losses	(8,425)
Balance as of December 31, 2022	$6,406

9.	OTHER PAYABLES

Other payables consist of the following:

	December 31, 2022	December 31, 2021
Payables to non-trade vendors and service providers	$5,531	$1,674
Accrued salary	2	3
Others	5,548	3,644
	$11,081	$5,321

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Amount due from related parties

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2022	December 31, 2021
Yongbao Insurance Agency Co., Ltd. and subsidiaries	Common shareholder	Inter-transaction	Repayment in demand	$5,800	$-
Wang Yaxian	Shareholder of the Company	Other receivables	Repayment in demand	3,550	-
Feng Weidong	CTO of the Company	Other receivables	Repayment in demand	3,550	-
Yongbao Information Technology Co., Ltd.	Related Company	Inter-transaction	Repayment in demand	-	4,705
Wu Xianlong	Director of a subsidiary	Account receivables & Other receivables	Repayment in demand	1,900	1,901
Kong Deyu	Senior management of the Company	Other receivables	Repayment in demand	-	-
Li Sing Leung	CFO of the Company	Other receivables	Repayment in demand	-	8
Wang Yilin	Director of China SOS	Other receivables	Repayment in demand	-	-
Qingdao SOS Industry Holding Co,, Ltd	Related Partyq	Other receivables	Repayment in demand	54,238	25,700
				$69,038	$32,306

Amount due to related parties

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2022	December 31, 2021
Yongbao Insurance Agency Co., Ltd.	Common shareholder	Inter-transaction	Repayment in demand	$-	$-
Wang Yilin	Director of China SOS	Account payables	Repayment in demand	3	13
Wu Wenbin	Non-executive director	Account payables	Repayment in demand	25	15
Li Sing Leung	CFO of the Company	Other payables	Repayment in demand	8	8
Wang Yaxian	Shareholder of the Company	Other payables	Repayment in demand	-	-
Bian Jingxue	Senior management of the Company	Other payables	Repayment in demand	-	-
Qingdao SOS Industry Holding Co,, Ltd.	Related Party	Other payables	Repayment in demand	607	-

				$643	$36

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

11.	TAXES

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

SOS IT obtained the “high-tech enterprise” tax status since 2020, which reduced its statutory income tax rate to 15% in 2020.

Significant components of the provision for income taxes are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Current	$536	$3	$-
Income tax expenses	$536	$3	$-

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended December 31,	Year ended December 31,
	2022	2021
China statutory income tax rate	25%	25%
Preferential tax rate reduction	(26)%	(26)%
Permanent difference	1%	1%
Effective tax rate	-%	-%

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

11.	TAXES - continued

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2022 and 2021. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2022.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 6%.

Taxes (recoverable) payable consisted of the following:

	December 31, 2022	December 31, 2021
VAT taxes (recoverable)/payable	$(2,436)	$(6,020)
Corporate income tax (recoverable)/payable	(98)	(166)
Other taxes payable	85	87
Total	$(2,449)	$(6,099)

12.	CONCENTRATION OF RISK

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

Ordinary shares

SOS Limited was established under the laws of Cayman Islands on August 18, 2015. The authorized number of ordinary shares is 6,000,000,000, comprising of 3,682,373,853 Class A ordinary shares with a par value of $0.0001 per Class A ordinary share, and 198,162,525 Class B ordinary shares with a par value of $0.0001 per Class B ordinary share.

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

For year ended December 31, 2022, the shareholders did not exercise any outstanding warrants.

The Company’s outstanding warrants are classified as equity since they qualify for exemption from derivative accounting as they are considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants were recorded as additional paid-in capital from common stock.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

13.	SHAREHOLDERS’ EQUITY - continued

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2022:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2020	$212,363,343	$0.266
Issued	184,915,000	0.266
Warrants outstanding, as of December 31, 2021	$397,278,343	$0.266
Issued	$-	$-
Warrants outstanding, as of December 31, 2022	$397,278,343	$0.266

Warrants Outstanding	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life
July 1, 2020 Warrants	67,445,674	$0.29	5 years
August 27, 2020 Warrants	53,580,020	$0.27	5 years
November 3, 2020 Warrants	65,337,649	$0.281	5 years
December 23, 2020 Warrants	26,000,000	$0.155	5 years
January 7, 2021 Warrants	13,525,000	$1.85	5 years
January 15, 2021 Warrants	23,880,000	$2.00	5 years
February 9, 2021 Warrants	23,880,000	$4.05	5 years
February 24, 2021 Warrants	23,880,000	$4.05	5 years
February 11, 2021 Warrants	16,500,000	$7.00	5 years
February 17, 2021 Warrants	2,450,000	$7.00	5 years
February 18, 2021 Warrants	4,300,000	$10.00	5 years
March 29, 2021 Warrants	25,000,000	$5.00	5 years
November 9, 2021 Warrants	51,500,000	$1.75	5 years

14.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has entered into two agreements for leasehold improvements on the office premises. As of December 31, 2022, the Company did not enter any new lease contract with any parties, the new commitment is nil.

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

14.	COMMITMENTS AND CONTINGENCIES - continued

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

The New Jerzey District Court approved the settlement outside the court system on May 20, 2022 and on August 2 2022, the Company paid $5 million to the plaintiff’ via an escrow account, releasing the Company to the same class action now and possible future allegation.

There is an on-going case Number of 1:23cv02581 in District Court, Estern District Court of New York on April 5, 2023: TRUE NORTH FINANCIAL LLC, TNA CAPITAL INC., TNA CAPITAL LLC, AND MICHAEL JALIMAN, Plaintiffs VS SOS LIMITED AND YANDAI WANG, Defendants alleging breaching of fiduciary duites in disposing off legacy business of P2P from the year of 2020 onwards .It’s difficult to determine a contingent liability at this time, because the Company does not even have a formal Complaint yet to use to determine the amount of the requested damages, or to discuss the validity of any claims.

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

Disaggregated information of revenues by business lines are as follows:

	FY 2022		FY 2021		FY 2020
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Commodity trading	255,668	98.4%	275,363	94.6%	-	-%
Cryptocurrency mining	329	0.1%	15,427	5.3%	-	-%
Other	4,113	1.5%	159	0.1%	-	-%
Total	260,110	100.0%	290,949	100.0%	-	-%

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

SOS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2022	2021	2020
Reportable segment revenues	$260,026	$290,790	$-
Revenue, net – Commodity trading	255,575	268,489	-
Revenue, net – Others	5,971	23,018	-
Eliminations	(1,520)	(717)
Cost of revenues	(270,597)	(277,879)	-
Cost of revenues-Commodity trading	(250,301)	(264,764)	-
Cost of revenues-Others	(20,296)	(13,114)	-
Eliminations	-	(1)	-

Reconciling Items
Selling, general and administrative	(189,521)	(19,064)	(1,893)
Depreciation and amortization	(7,960)	(4,007)	-
Impairment of intangible assets	(8,425)	(925)	-
Interest income	424	-	-
Other (expense)/income	(15,131)	(9,358)	(5,616)
Current income tax expense	(536)	(3)	-
Net (loss)/income	(230,212)	(52,425)	(7,509)

Note Revenue - net, others refers to revenue generated from cryptocurrency mining and other revenue

The following financial information has been prepared to illustrate the consolidated financial position as at December 31, 2021 and 2022 and cash flows and profit or loss and other comprehensive income for the years ended December 31, 2021 and 2022 for (i) SOS Ltd; (ii) China SOS Ltd.; (iii)WFOE; (iv) VIE; (v) Subsidiaries outside China (vi)Subsidiaries inside China. The financial information of SOS Ltd. has been extracted from: SOS Ltd’s audited consolidated statements of financial position as of December 31, 2021 and 2022, and the related consolidated statements of profit or loss and other comprehensive income and cash flows for the years ended December 31, 2020, 2021 and 2022 and the related notes, included elsewhere in this annual report.

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
												Subsidiaries	Subsidiaries
		China			Subsidiaries Outside	Subsidiaries Inside	SOS Ltd.	China SOS Ltd	WFOE	VIE	Inter-company	Outside China	Inside China	Conso	SOS Ltd.
	SOS Ltd	SOS Ltd	WFOE	VIE	China	China	Adjustment(a)	Adjustment(a)	Adjustment	Adjustment	Elimination	Adjustment(b)	Adjustment	Working	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES -net	-	212	-	-	424	260,911	-	-	-	-	(1,521)	-	-	260,026	260,026
COST OF REVENUES	-	3,273	-	-	14,311	253,013	-	-	-	-	-	-	-	270,597	270,597
GROSS PROFIT	-	(3,061)	-	-	(13,887)	7,898	-	-	-	-	(1,521)	-	-	(10,571)	(10,571)
OPERATING EXPENSES:
General and administrative	12,623	95,343	(59)		64,190	10,128	-	-	-	-	(1,521)	-	-	180,704	180,704
Share-based compensation	14,714	-	-	-	-	-	-	-	-	-	-	-	-	14,714	14,714
Selling expense	-	-	-	-	-	8,556	-	-	-	-	-	-	-	8,556	8,556
Profit ( Loss)on evaluation
Total operating expenses	27,337	95,343	(59)	-	64,190	18,684	-	-	-	-	(1,521)	-	-	203,974	203,974
INCOME FROM OPERATIONS
OTHER INCOME(EXPENSE):	53	(16,111)	(59)		(1,630)	2,192	-	-	-	-	-	-	-	(15,555)	(15,555)
Loss on acquisition
Other income(expense),net	53	(16,111)	(59)	-	(1,630)	2,192	-	-	-	-	-	-	-	(15,555)	(15,555)
Interest expense	-	-	-	-	424	-	-	-	-	-	-	-	-	424	(424)
Total other (expenses)income, net	-	-	-	-	-	-	-	-	-	-	-	-	-	(15,131)	(15,131)
Income from investments
INCOME(LOSS)BEFORE INCOME TAXES	(27,284)	(114,515)	-	-	(79,283)	(8,594)	-	-	-	-	-	-	-	(229,676)	(229,676)
INCOME TAXES	-	-	-	-	-	536	-	-	-	-	-	-	-	536	536
NET INCOME(LOSS) - CONTINUING OPERATION	(27,284)	(114,515)	-	-	(79,283)	(9,130)	-	-	-	-	-	-	-	(230,212)	(230,212)
Non-controlling interest	-	-	-	-	1,039	(13)	-	-	-	-	-	-	-	1,026	1,026
DISCONTINUED OPERATIONS:
Gain from discontinued operations	17,000	-	-	-	-	(16,189)	-	-	-	-	-	-	-	811	(261)
Income from disposal of discontinued operations	-	-	-	-	-	(1,072)	-	-	-	-	-	-	-	(1,072)	-
GAIN FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-	-	-	-	-	-	-	-	(261)	(261)

Equity earnings in subs outside China	(10,284)	(114,515)	-	-	(78,243)	-	-	-	-	-	-	-	-	-	-
Equity earnings in subs and VIES inside China	-	-	-	-	-	(26,405)	-	-	-	-	-	-	-	-	-
NET PROFIT(LOSS)	(10,284)	(114,515)	-	-	(78,243)	(26,405)	-	-	-	-	-	-	-	(229,447)	(229,447)

OTHER COMPREHENSIVE INCOME(LOSS)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment - net of tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
COMPREHENSIVE INCOME(LOSS)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Condensed consolidated statement of comprehensive loss for the period ended December 31, 2021

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
	SOS Ltd	China SOS Ltd	WFOE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	SOS Ltd. Adjustment(a)	China SOS Ltd Adjustment(a)	WFOE Adjustment	VIE Adjustment	Inter- company Elimination	Subsidiaries Outside China Adjustment(b)	Subsidiaries Inside China Adjustment	SOS Ltd Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES -net	-	15,315	-	-	718	275,475	-	-	-	-	-	(718)	-	290,790

COST OF REVENUES	-	2,327	-	-	3,728	271,824	-	-	-	-	-		-	277,879
GROSS PROFIT	-	12,988	-	-	(3,010)	3,651	-	-	-	-	-	(718)	-	12,911
OPERATING EXPENSES:
General and administrative	15,713	10,340	12	-	7,574	877	(12,033)	-	-	-	-	(718)	-	21,765
Share-based compensation	33,537	-	-	-	-	-	-	-	-	-	-	-	-	33,537
Selling expense	-	-	-	(3)	-	676	-	-	-	-	-	-	-	673
Total operating expenses	49,250	10,340	12	(3)	7,574	1,553	(12,033)	-	-	-	-	(718)	-	55,975
INCOME FROM OPERATIONS	(49,250)	2,648	(12)	3	(10,584)	2,098	12,033	-	-	-	-	-	-	(43,064)
OTHER INCOME(EXPENSE):
Other income (expense),net	(5,000)	-	-	-	-	(4,358)	-	-	-	-	-	-	-	(9,358)
Total other (expenses) income, net	(5,000)	-	-	-	-	(4,358)	-	-	-	-	-	-	-	(9,358)
INCOME (LOSS) BEFORE INCOME TAXES	(54,250)	2,648	(12)	3	(10,584)	(2,260)	12,033	-	-	-	-	-	-	(52,422)
INCOME TAXES	-	-	-	-	(3)	-)	-	-	-	-	-	-	-	(3)
GAIN/(LOSS) FROM DISCONTINUED OPERATIONS	-	-	-	-	-	3,374	-	-	-	-	-	-	-	3,374
Non-controlling interest	-	-	-	-	-	(200)	-	-	-	-	-	-	-	(200)

NET PROFIT(LOSS)	(54,250)	2,648	(12)	3	(10,587)	914	12,033	-	-	-	-	-	-	(49,251)

Notes

(a)	SOS Ltd. Completed a couple rounds of F3 financing. This entry is to offset legal fee against gross proceeds from registered direct offering.

(b)	This represents an elimination entry to set off inter-company sales from China SOS to FD LLC, which is a service cost to FD LLC.

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
												Subsidiaries	Subsidiaries
					Subsidiaries	Subsidiaries		China			Inter-company	Outside	Inside	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Outside China	Inside China	SOS Ltd. Adjustement(a)	SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	elimination (g)	China Adjustment	China Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$		US$	US$
ASSETS
Current assets:
Cash and cash equivlaents	7,193	154,568	883	-	41,049	55,799	-	-	-	-	-	-	-	259,492
Accounts receivable,net	-	-	-	-	16	2,416	-	-	-	-	-	-	-	2,432
Other receivables - net	(1,659)	(90,417)	-	-	(39,345)	10,819	-	-	-	-	(902)	-	-	(121,504)
Amount due from related parties	17,000	900	-	-	8,100	43,038	-	-	-	-	-	-	-	69,038
Inter-company receivable	151,010	24,989	294,670	-	(135,864)	(334,805)	-	-	-	-	-	-	-	-
Inventory	-	-	-	-	-	46,273	-	-	-	-	-	-	-	46,273
Tax recoverable	16	-	-		(7)	2,534	-	-	-	-	-	-	-	2,543
Total current assetes	173,560	90,040	295,553	-	(126,051)	(173,926)	-	-	-	-	(902)	-	-	258,274
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	921	-	-	-	-	-	-	-	-	921
Property equipment and software,net	-	4,462	-	-	7,999	92	-	-	-	-	-	-	-	12,553
Goodwill	72													72
Intangible assets	-	6,289	-	-	117	-	-	-	-	-	-	-	-	6,406
Long-term investments	(19)	-	-	-	-	19	-	-	-	-	-	-	-	-
Investment in subsidiaries outside China	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in WFOE	(314,335)	314,335	-	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	(64,794)	-	-	-	64,794	-	-	-	-	-	-	-	-	-
Prepaid expense														-
Advance payments	6,400	90,417	11		41,445	38,235	-	-	-	-	-	-	-	176,508
Total non-current assets	(372,676)	415,503	11	-	115,276	38,346	-	-	-	-	-	-	-	196,460
Total assets	(199,116)	505,543	295,564	-	(10,775)	(135,580)	-	-	-	-	(902)	-	-	454,734

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
												Subsidiaries	Subsidiaries
					Subsidiaries	Subsidiaries		China			Inter-company	Outside	Inside	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Outside China	Inside China	SOS Ltd. Adjustement(a)	SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	elimination (g)	China Adjustment	China Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$		US$	US$
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payble	-	11,359	-	-	406	1,069	-	-	-	-	-	-	-	12,834

Amount due to related parties	622	--	1	-	19	1	-	-	-	-	-	-	-	643
Operating lease liability-current	-	-	-	-	544	-	-	-	-	-	-	-	-	544
Advance from customers	-	-	-	-	-	20,385	-	-	-	-	-	-	-	20,385
Payroll payable	-	-	-	-	-	2	-	-	-	-	-	-	-	2
Tax payable	-	-	-	-	2	92	-	-	-	-	-	-	-	94
Other payables	241	153,976	-	-	6,693	(148,929)	-	-	-	-	(902)	-	-	11,079
Total current liabilities	863	165,335	1	-	7,664	(127,380)	-	-	-	-	(902)	-	-	45,581
Operating lease liabilty-noncurrent	-	-	-	-	377	-	-	-	-	-	-	-	-	377
Total non-current liability	-	-	-	-	377	-	-	-	-	-	-	-	-	377
Total liabilities	863	165,335	1	-	8,041	(127,380)	-	-	-	-	(902)	-	-	45,958
Non-controlling interest	-	-	-	-	(841)	15	-	-	-	-	-	--		(826)
Shareholder’s equity
Paid up capital	(818,741)	452,078	295,491		70,950	596	-	-	-	-	-	-	-	374
Additional paid-in capital	191,536	-	-	-	-	7	-	-	-	-	513,945		-	705,488
Statutory Reserve	513,945	-	-	-	-	59	-	-	-	-	(513,945)			59
Retained earnings	(60,680)	(111,870)	73	-	(88,925)	(11,518)	-	-	-	-	-	-	-	(272,920)
Accumulated other comprehensive income (loss)	(26,039)	-	(1)	-	-	2,641	-	-	-	-	-	-	-	(23,399)
Total Shareholders’ equity	(199,979)	340,208	295,563	-	(17,975)	(8,215)	-	-	-	-	-	-	-	409,602
Total Liabilities and shareholders’ equity	(199,116)	505,543	295,564	-	(10,775)	(135,580)	-	-	-	-	(902)	-	-	454,734

Condensed consolidated statement of financial position as at December 31, 2021

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
														Subsidiaries
		China			Subsidiaries	Subsidiaries	SOS Ltd.						Inter-company	Inside China	SOS Ltd.
	SOS Ltd.	SOS Ltd.	WOFE	VIE	Outside China	Inside China	Adjustement(a)	Adjustement(b)	Adjustement(c)	Adjustement(d)	Adjustement(e)	Adjustement(f)	elimination(g)	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	12,301	160,091	4,164	2	101,210	49,358	-	-	-	-	-	-	-	-	327,126
Accounts receivable, net	-	-	-	-	-	19,843	-	-	-	-	-	-	-	-	19,843
Other receivables - net	67,962	16,902	-	-	345	477	-	-	-	-	-	-	(79,391)	-	6,295
Amount due from related parties	-	900	-	-	1,000	30,406	-	-	-	-	-	-	-	-	32,306
Inter-company receivable	19,791	(153,855)	311,415	(2)	(19,791)	(196,737)	0	39,179	3,578	-	-	-	-	(3,578)	-
Inventory	-	-	-	-	-	60,587	-	-	-	-	-	-	-	-	60,587
Intangible assets	14,502														14,502
Advance payments	6,400	97,115	-	-	300	55,653	-	-	-	-	-	-	-	-	159,468
Tax recoverable	-	-	-	-	-	6,099	-	-	-	-	-	-	-	-	6,099
Assets related to discontinued operation	-	-	-	-	-	37,281	-	-	-	-	-	-	-	-	37,281
Total current assets	120,956	121,153	315,579	-	83,064	62,967	0	39,179	3,578	-	-	-	(79,391)	(3,578)	663,507
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	-	3,401	-	-	-	-	-	-	-	-	3,401
Property equipment and	-	9,844	-	-	16,373	-	-	-	-	-	-	-	-	-	26,217
Goodwill	-	-	-	-	-	72	-	-	-	-	-	-	-	-	72
Investment in subsidiaries outside	374,463	-	-		-	-	-	(374,463)	-		-	-	-	-	-
Investment in WFOE	-	310,205	-	-	-	-	(310,205)	-	-		-	-	-	-	-
Investment in China SOS	-	-	-	-	64,794	-	-	-	-		-	(64,794)	-	-	-
Assets related to discontinued operation	-	-	-	-	-	5,504	-	-	-		-	-	-	-	5,504
Total non-current assets	374,463	320,049	-	-	81,167	5,576	(310,205)	(374,463)	-		-	(64,794)	-	-	31,793
Total assets	495,419	441,202	315,579	-	164,231	68,543	(310,205)	(335,284)	3,578	0	-	(64,794)	(79,391)	(3,578)	695,300
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,376	-	-	-	-	-	-	-	-	-	-	-	-	11,376
Amount due to related parties	15	-	2	-	18	-	-	-	-	-	-	-	-	-	35
Advance from customers	-	-	-	-	-	19,309	-	-	-	-	-	-	-	-	19,309
Payroll payable	-	-	-	-	1		-	-	-	-	-	-	-	-	1
Other payables	5,141	(24,879)	47	-	5,093	23,447	-	-	(3,528)	-			-79,391	-	5,321
Liabilitiess related to discontinued operation	-	-	-	-	-	23,771	-	-	-	-			-	-	23,771
Total current liabilities	5,156	(13,520)	49	-	5,112	145,935	-	-	(3,528)	-			(79,391)	-	59,813
Liabilitiess related to discontinued operation	-	-	-	-	-	1,918	-	-	-	-	-	-	-	-	1,918
Total non-current liability	-	-	-	-	-	1,918	-	-	-	-	-	-	-	-	1,918
Total liabilities	5,156	(13,520)	49	-	5,112	147,853	-	-	(3,528)	-	-		(79,391)	0	61,731
Shareholder’s equity		-												-
Paid up capital	427,236	452,076	315,546	-	98,760	(94,351)	(310,205)	(374,448)	7,106		(453,082)	(64,794)		(3,578)	266
Additional paid-in capital	119,147	-	-	-	-	10	-	39,164	-	-	514,065	-	-	-	672,386
Retained earnings	(56,120)	2,646	(15)	-	60,359	14,831	-	-	-	-	(65,113)	-	-	-	(43,413)
Accumulated other comprehensive	-	-	-	-	-	-	-	-	-	-	4,130	-	-	-	4,130
Non-controlling interest	-	-	-	-	-	200	-	-	-	-	-	-	-	-	200
Total Shareholders’ equity	490,263	454,722	315,531	-	159,119	(79,310)	(310,205)	(335,284)	7,106	0	-	(64,794)	-	(3,578)	633,569
Total Liabilities and shareholders’	495,419	441,202	315,580	-	164,231	68,543	(310,205)	(335,284)	3,578	0	-	(64,794)	(79,391)	(3,578)	695,300

Notes

(a)	SOS placed private equity from a number of investors, SOSINT received it on behalf of SOS. This entry represents that SOS is to pick it up by increasing paid-up & additional paid-up capital by going through inter-company account;

(b)	This entry is to eliminate China SOS’s investment in WFOE against WFOE’s paid-up capital, additional paid-up capital and retained earning if any;

(c)	This entry is to eliminate SOS’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(d)	China SOS received F3 financing net of issuance expenses on behalf of SOS. This entry is to increase SOS’s paid-up capital & additional paid-up capital by going through inter-company account to offset other receivables and other payable;

(e)	This entry is to re-classify paid-up capital to additional capital by Register of members reconciliation table and re-classify between retained earnings and additional paid-up capital;

(f)	This entry is to eliminate SOSNY’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(g)	This entry represents an inter-company elimination entry between SOS and SOSNY.

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
					Subsidiaries	Subsidiaries			SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	inside China	Consolidation Adjustments(a)	Consolidation Adjustments(b)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(10,284)	(114,515)	-	-	(78,243)	(26,405)	-	-	(229,447)
Net (loss) from discontinued operation	-	-	-	-	-	(261)	-	-	(261)
Net loss from continuing operation	(10,284)	(114,515)	-		(78,243)	(26,144)	-	-	(229,186)
Adjustments to reconcile net income net cash used in operating activities:									-
Depreciation of property, plant and equipment	-	3,143	-	-	4,783	34	-	-	7,960
Depreciation of ROU	-	-	-	-	693	-	-	-	693
Accretion of finance leases	-	-	-	-	75	-	-	-	75
Share-based compensation	14,714	-	-	-	-	-	-	-	14,714
Allowance for doubtful accounts - accounts receivable	-	-	-	-	-	(500)	-	-	(500)
Allowance for doubtful accounts - other receivable	9,422	92,817	-	-	12,402	56,201	-	-	170,842
Impairment of cryptocurrencies	-	8,425	-	-	-	-	-	-	8,425
Impairment of Mining Equipment	-	7,686	-	-	14,562	2,795	-	-	25,043
Inventory mark down	-	-	-	-	-	16,786	-	-	16,786
Loss on acquisition	-	-	-	-	-	-	-	-	-
Income from disposal of discoutinued opeations	-	-	-	-	-	-	-	-	-
Inventory	-	-	-		(16)	(5,251)	-		(5,267)
Changes in operating assets and liabilities	-	-	-	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	17,911	-	-	17,911
Other receivables	81,100	(39,738)	-	-	(90,554)	(10,891)	-	-	(60,083)
Inter-company account	(114,794)	(22,758)	(294,670)		132,373	299,849	-	-	-
Amount due from related parties	(20,830)	(113,769)	212,863	(2)	(47,708)	(79,350)	(4,937)	-	(53,732)
Intangible assets	-	(212)	-	-	(117)	-	-	-	(329)
Accrued liabilities	-	-	-	-	-	1,076	-	-	1,076

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
					Subsidiaries	Subsidiaries			SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	inside China	Consolidation Adjustments(a)	Consolidation Adjustments(b)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Tax payables	-	-	-	-	-	3,650	-	-	3,650
Accounts payable	-	-	-	-	407	1,051	-	-	1,458
Other payables	100	178,855	78,525		1,600	(253,320)	-	-	5,760
Amount due to related parties	-	-	-	-	-	607	-	-	607
Contract liabilities	-	-	-	-	-	-	-	-	-
Lease liability	-	-	-	-	921	-	-	-	921
Net Cash used in Operating Activities - Continuing Operations	(40,572)	(66)	(3,282)	(2)	(48,822)	24,504	(4,936)	-	(73,176)
Net Cash generated from Operating Activities - Discontinued Operations	-	-	-	-	-	261	-	-	261

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	(5,458)	-	-	(10,572)	-	-	-	(16,030)
Investment in equity									-
Proceed from disposals of discontiuned operations	-	-	-	-	-	-	-	-	-
Net cash (used in) generated from investing activities	-	(5,458)	-	-	(10,572)	-	-	-	(16,030)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	18,463	-	-	-	-	-	-	-	18,463
Proceed from private equity placement, net of issuance costs	-	-	-	-	-	-	-	-	-
Repayment of principle portion of lease liabilities	-	-	-	-	(768)	-	-	-	(768)
Proceeds from disposal of subsidiaries	17,000	-	-	-	-	-	-	-	17,000
Net cash generated from (used in) financing activities	35,463	-	-	-	(768)	-	-	-	34,695
									-
EFFECT OF EXCHANGE RATES ON CASH	-	-	-	-	-	(24,284)	-	-	(24,284)

Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	(5,109)	(5,524)	(3,282)	(2)	(60,162)	481	(4,936)	-	(78,534)
CASH AND CASH EQUIVALENTTS, beginning of year	12,301	160,091	4,164	2	101,210	60,259	-	-	338,026
CASH AND CASH EQUIVALENTTS, end of year	7,193	154,568	883	-	41,049	60,741	-	-	264,434

Condensed consolidated statement of cash flow as at December 31, 2021

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
		China			Subsidiaries Outside	Subsidiaries inside	Consolidation	Consolidation	SOS Ltd. Consolidated
	SOS Ltd.	SOS Ltd.	WFOE	VIE	China	China	Adjustments(a)	Adjustments(b)	total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(54,250)	2,648	(12)	3	(10,584)	911	-	12,033	(49,251)
Net income from discontinued operation	-	-	-	-	-	3,374	-	-	3,374
Net (loss)/income from continuing operation	(54,250)	2,648	(12)	3	(10,584)	(2,463)	-	12,033	(52,625)
Adjustments to reconcile net income net cash used in operating activities:									-
Depreciation of property, plant and equipment	-	-	-	-	-	4,007	-	-	4,007
Depreciation of ROU	-	-	-	-	-	843	-	-	843
Share-based compensation	33,537	-	-	-	-	-	-	-	33,537
Accretion of finance leases	-	-	-	-	-	152	-	-	152
Allowance for doubtful accounts - accounts receivable	-	-	-	-	-	963	-	-	963
Allowance for doubtful accounts - other receivable	-	-	-	-	-	269	-	-	269
Impairment of cryptocurrencies	-	-	-	-	925	-	-	-	925
Accounts receivable	-	-	-	-	-	(19,843)	-	-	(19,843)
Other receivables	(9,522)	(99,516)	-	-	(595)	(52,300)	-	-	(161,933)
Inter-company account	(99,132)	128,855	(311,415)	-	84,650	197,042	-	-	-
Amount due from related parties		(900)	(2)		1,000	(32,404)			(32,306)
Intangible assets	-	(14,502)	-	-	-	-	-	-	(14,502)
Accrued liabilities	-	-	-	-	3	19,306	-	-	19,309
Inventory	-	-	-	-	-	(60,587)	-	-	(60,587)
Tax payables	-	-	-	-	-	(6,099)	-	-	(6,099)
Accounts payable	-	11,359	-	-	-	17	-	-	11,376
Other payables	5,141	121	47	-	-	12	-	-	5,321
Amount due to related parties	15	-	-	-	9	2	-	-	26
Net cash (used in) generated from operating activities	(124,211)	28,065	(311,382)	3	75,408	48,917	-	12,033	(271,167)
Net cash （used in）in generating from discountinued operating activities:	-	-	-	-	-	52,604	-	-	52,604

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	(11,358)	-	-	(16,922)	(4,754)	-	-	(33,034)
Investment in equity	(374,463)	(310,205)	-	-	(64,794)	(657)	750,119	-	-
Net cash (used in) generated from investing activities	(374,463)	(321,563)	-	-	(81,716)	(5,411)	750,119	-	(33,034)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principle portion of lease liabilities	-	-	-	-	-	(1,764)	-	-	(1,764)
Proceed from share issuance, net of issuance costs	510,271	452,076	315,547	-	110,523	(40,426)	(750,119)	(12,033)	585,839
Proceed from private equity placement, net of issuance costs	-	-	-	-	-	-	-	-	-
Net cash generated from (used in) financing activities	510,271	452,076	315,547	-	110,523	(42,190)	(750,119)	(12,033)	584,075
									-
EFFECT OF EXCHANGE RATES ON CASH	-	-	(1)	-	(98)	1,925	-	-	1,826

Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	11,597	158,578	4,164	3	104,117	55,845	-	-	334,304
CASH AND CASH EQUIVALENTTS, beginning of year	1	-	-	-	-	3,721	-	-	3,722
CASH AND CASH EQUIVALENTTS, end of year	11,598	158,578	4,164	3	104,117	59,566	-	-	338,026

Notes

(a)	This entry is to eliminate investment against equity accounts;

(b)	This entry is to offset legal expenses against gross proceeds from direct public offerings.

Condensed consolidated statement of comprehensive loss for the period ended December 31, 2020

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
													Subsidiaries	DSO-Sub
					Subsidiaries	DSO-Sub	SOS Ltd		China SOS			Inter-	Outside	Inside	SOS Ltd.
	SOS Ltd	China SOS Ltd	WFOE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Ltd Adjustment	WFOE Adjustment	VIE Adjustment	company Elimination	China Adjustment	China Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES	-	-	-	-	-	50,289			-	-	-	-	-	-	50,289
COST OF REVENUES	-	-	-	-	-	(37,295)			-	-	-	-	-	-	(37,295)
GROSS PROFIT	-	-	-	-	-	12,994	-	-	-	-	-	-	-	-	12,994
OPERATING EXPENSES:															-
General and administrative	(897)	(2)	(3)	-	-	(1,047)	-	(452)	-	-	-	-	-	-	(2,401)
Share-based compensation	(506)	-	-	-	-	-	-	-	-	-	-	-	-	-	(506)
Total operating expenses	(1,403)	(2)	(3)	-	-	(1,047)	-	(452)	-	-	-	-	-	-	(2,907)
INCOME FROM OPERATIONS	(1,403)	(2)	(3)	-	-	11,947	-	(452)	-	-	-	-	-	-	10,087
OTHER INCOME(EXPENSE):															-
Loss on acquisition	-	-	-	-	-	-	(5,679)	-	-	-	-	-	-	-	(5,679)
Other income(expense),net	-	-	-	-	-	625	-	-	-	-	-	-	-	-	625
Total other (expenses) income, net	-	-	-	-	-	625	(5,679)	-	-	-	-	-	-	-	(5,054)
INCOME(LOSS) BEFORE INCOME TAXES	(1,403)	(2)	(3)	-	-	12,572	(5,679)	(452)	-	-	-	-	-	-	5,033
INCOME TAXES	-	-	-	-	-	(147)	-	-	-	-	-	-	-	-	(147)
NET INCOME(LOSS) - CONTINUING OPERATION	(1,403)	(2)	(3)	-	-	12,425	(5,679)	(452)	-	-	-	-	-	-	4,886
															-
DISCONTINUED OPERATIONS:
Loss from discontinued operations	-				-	-	(545)	-	-	-	-	-	-	-	(545)
Income from disposal of discontinued operations	-	-	-		-		63	-	-	-	-	-	-	-	63
LOSS FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-	(482)	-	-	-	-	-	-	-	(482)
					-				-	-	-	-	-	-	-
NET PROFIT(LOSS)	(1,403)	(2)	(3)	-	-	12,425	(6,161)	(452)	-	-	-	-	-	-	4,404
OTHER COMPREHENSIVE INCOME(LOSS)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment - net of tax	-	-	-	-	-	874	-	-	-	-	-	-	-	-	874
COMPREHENSIVE INCOME(LOSS)	(1,403)	(2)	(3)	-	-	13,299	(6,161)	(452)	-	-	-	-	-	-	5,278

Notes

(a)	SOS disposed off the legacy business in August 2020, it incurred a loss from an acquisition of $5.68 million and a loss from discontinued operation of $0.55 million, as well as a gain from the asset sale of 0.63 million, adding up to a total loss of $6.16 million;

(b)	SOS picked up legal expenses paid by China SOS for the amount of $0.45 million.

Condensed consolidated statement of financial position as at December 31, 2020

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
		China			Subsidiaries	DSO-Sub	SOS Ltd.		China	WFOE		Inter- company	Subsidiaries Outside	DSO-Sub Inside China	SOS Ltd.
	SOS Ltd.	SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	SOS Ltd. Adjustment	Adjustment (d)	VIE Adjustment	elimination (c)	China Adjustment	Adjustment (e)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1	268	3,304	2	-	147	-	-	-	-	-	-	-	-	3,722
Accounts receivable, net	-	-	-	-	-	10,235	-	-	-	-	-	-	-	-	10,235
Other receivables - net	102	-	100	-	-	43,671	-	3,500	-	-	-	-	-	-	47,373
Amount due from related parties	-	-	-	-	-	3,693	-	-	-	-	-	-	-	-	3,693
Inter-company receivable (c)	-	-	-	-	-		(38,429)	-	-	-	-	38,429	-	-	-
Total current assets	103	268	3,404	2	-	57,746	(38,429)	3,500	-	-	-	38,429	-	-	65,023
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	-	4,158	-	-	-	-	-	-	-	-	4,158
Property equipment and software, net	--	-	-	-	-	509	-	-	-	-	-	-	-	-	509
Investment in WFOE (d)	-	3,391	-		-	-	-	-	-	(3,391)	-	-	-	-	-
Investment in subsidiaries inside China (e)	-	-	-	-	-	644	-	-	-	-	-	-	-	(644)	-
Goodwill	-	-	-		-	-	-	-	-	-	-	-	-	72	72
Total non-current assets	-	3,391	-	-	-	5,311	-	-	-	(3,391)	-	-	-	(572)	4,739
Total assets	103	3,659	3,404	2	-	63,057	(38,429)	3,500	-	(3,391)	-	38,429	-	(572)	69,762
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	-	-	-	-	1,078	-	-	-	-	-	-	-	-	1,078
Amount due to related parties	-	-	-	-	-	1,909	-	-	-	-	-	-	-	-	1,909
Inter-company payable		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease liability-current	-	-	-	-	-	834	-	-	-	-	-	-	-	-	834
Contract liability	-	-	-	-	-	610	-	-	-	-	-	-	-	-	610
Tax payable	-	-	-	-	-	665	-	-	-	-	-	-	-	-	665
Other payables	-	100	2	2	-	40,007	-	-	-	-	-	(38,429)	-	-	1,681
Total current liabilities	-	100	2	2	-	45,103	-	-	-	-	-	(38,429)	-	-	6,777
Operating lease liability-noncurrent	-	-	-	-	-	2,749	-	-	-	-	-	-	-	-	2,749
Total non-current liability	-	-	-	-	-	2,749	-	-	-	-	-	-	-	-	2,749
Total liabilities	-	100	2	2	-	47,852	-	-	-	-	-	(38,429)	-	-	9,526
Shareholder’s equity					-							-	-
Paid up capital	(1)	3	-	-	-	-	46	12	-	-	-	-	-	-	60
Additional paid-in capital	1,960	3,558	3,406	-	-	590	38,383	9,649	-	(3,406)	-	-	-	(540)	53,600
Retained earnings	(1,856)	(2)	(3)	-	-	13,903	-	(6,161)	-	3	-	-	-	(46)	5,838
Accumulated other comprehensive income (loss)	-	-	-	-	-	712	-	-	-	12	-	-	-	14	738
Total Shareholders’ equity	103	3,559	3,402	-	-	15,205	38,429	3,500	-	(3,391)	-	-	-	(570)	60,236
Total Liabilities and shareholders’ equity	103	3,659	3,404	2	-	63,057	38,429	3,500	-	(3,391)	-	(38,429)	-	(570)	69,762

Notes

(a)	SOSIT received fund on behalf of SOS; it was the proceeds net of legal expenses paid by private equity investors, equivalent to $38.42 million. Together with (c) it is proposed to offset account receivable and account payable for the same amount via inter-company account;

(b)	SOS disposed off the legacy business in August 2020, it incurred a loss from an acquisition of $5.68 million and a loss from discontinued operation of $0.55 million, as well as a gain from the asset sale of 0.63 million, adding up to a total loss of $6.16 million; It was acquired previously in June 2020 by issuing class A common share for the amount of $9.66 million;

(c)	Together with (b), another half of the elimination of inter-company receivable from SOS and inter-company payable from SOSIT for the same amount of $38.42 million;

(d)	This entry is to eliminate China SOS’s long-term investment at initial cost in WFOE against WFOE’s paid-up capital, additional paid-up capital and retained earnings etc;

(e)	This entry is also an elimination entry to knock off SOSIT’s long-term investment at cost in IMSOS against IMSOS’s paid-up capital, additional capital and retained earning etc.

(h)	Subsidiaries inside China include WOFE, SOSIT and Inner Monogolia SOS Insurance Co., Ltd., all belongs to disposed group

Condensed consolidated statement of cash flow as at December 31, 2020

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

					Subsidiaries	DSO-Sub	Consolidation	Consolidation	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(1,403)	(2)	(3)	-	-	12,425	(452)	(6,161)	4,404
Adjustments to reconcile net income net cash used in operating activities:
Depreciation of property, plant and equipment	-	-	-	-	-	2	-	-	2
Share-based compensation	506	-	-	-	-	-	-	-	506
Allowance for doubtful accounts - accounts receivable	-	-	-	-	-	1	-	-	1
Allowance for doubtful accounts - other receivable	-	-	-	-	-	158	-	-	158
Loss on acquisition	-	-	-	-	-	-	-	5,679	5,679
Income from disposal of discontinued operations	-	-	-	-	-	-	-	(63)	(63)

Changes in operating assets and liabilities
Accounts receivable	-	-	-	-	-	(2,065)	-	-	(2,065)
Other receivables	-	-	-	-	-	(36,019)	-	-	(36,019)
Amount due from related parties	-	-	-	-	-	(2,871)	-	-	(2,871)
Tax payables	-	-	-	-	-	292	-	-	292
Accounts payable	-	-	-	-	-	(11,940)	-	-	(11,940)
Other payables	-	100	-	-	-	1,384	-	-	1,484
Amount due to related parties	-	-	-	-	-	(3,666)	-	-	(3,666)
Contract liabilities	-					546	-	-	546
Net cash (used in) generated from operating activities	(897)	98	(3)	-	-	(41,753)	(452)	(545)	(43,552)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	-	-	-	-	(501)	-	-	(501)
Investment in equity	-	(3,391)	3,391	-	-	0	-	-	-
Proceed from disposals of discontinued operations	-	-	-	-	-	3,500	-	-	3,500
Net cash (used in) generated from investing activities	-	(3,391)	3,391	-	-	2,999	-	-	2,999

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	-	3,578	-	-	-	-	-	-	3,578
Proceed from private equity placement, net of issuance costs	1,000	-	-	-	-	38,973	-	-	39,973
Net cash generated from (used in) financing activities	1,000	3,578	-	-	-	38,973	-	-	43,551

EFFECT OF EXCHANGE RATES ON CASH	(1)	(17)	(84)	-	-	785	-	-	683

NET CASH CHANGES IN CASH AND CASH EQUIVALENTS	102	268	3,304	-	-	1,004	(452)	(545)	3,681
CASH AND CASH EQUIVALENTTS, beginning of year	1	-	-	-	-	40	-	-	41
CASH AND CASH EQUIVALENTTS, end of year	103	268	3,304	-	-	1,044	(452)	(545)	3,722

Notes

(a)	SOS picks up the legal expense of $0.45 million paid by China SOS, this increase the net loss of SOS by the same amount;

(b)	To reflect the impact of SOS’s disposition of XRF’s fintech business on cash flow: a loss from an acquisition of $5.68 million and a loss from discontinued operation of $0.55 million, as well as a gain from the asset sale of 0.63 million, adding up to a total loss of $6.16 million.

* * * * *

ITEM 19. EXHIBITS

1.1	Sixth amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 1.1 of the Company’s annual report on Form 20-F filed with the Commission on May 2, 2022)

1.2	Form of Written Ordinary Resolutions of the Company (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2***	Registrant’s Specimen Certificate for Ordinary Shares

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on April 14, 2017)

2.4	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

2.5	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

2.6	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

2.7	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 17, 2021)

2.8	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 22, 2021)

2.9	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

2.10	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

4.1	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

4.2	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

4.3	Form of the Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

4.4	Placement Agent Agreement, dated January 15, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

4.5	Form of the Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

4.6	Engagement Letter, dated February 7, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

4.7	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 17, 2021)

4.8	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 22, 2021)

4.9	Form of Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

4.10	Engagement Letter, dated February 24, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

4.11	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

4.12	Form of Lock-Up (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

4.13	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.14	Form of Lock-Up (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.15	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.16	Purchase & Sale Agreement between Thor Miner Inc. and SOS Information Technology New York Inc. dated January 10, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 12, 2022)

4.17	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.18	Form of Lock-Up (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.19	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.20	Share Purchase Agreement by and among SOS Limited, S International Holdings Limited and S International Group Limited, dated November 2, 2022 (incorporated by reference to Exhibit 99.5 of the Company’s current report on Form 6-K filed with the Commission on November 8, 2022)

4.21	Form of Settlement Agreement (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 6-K filed with the Commission on December 30, 2022)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

***	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates.

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

Date: May 18, 2023