Form 20-F
period 2023-12-31
SOS Ltd
filed 2024-05-15
CIK 1346610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Yandai Wang (Chief Executive Officer)

Telephone: +86-532-86617117

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 10 Class A ordinary share, par value US$0.005 per share	SOS	New York Stock Exchange

Class A ordinary shares, par value US$0.005 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report.

121,992,169 Class A ordinary shares

13,971,251 Class B ordinary shares

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

ii

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

On May 1, 2023, we held our 2023 Annual General Meeting of shareholders (the “2023 Annual Meeting”) to effect a share consolidation of all classes of ordinary shares, par value of $0.0001 each, at a ratio of one-for-fifty such that each fifty ordinary shares of the Company shall be combined into one ordinary share, par value of $0.005 each, of the Company (“2023 Share Consolidation”). At the Meeting, our shareholders approved the 2023 Share Consolidation by ordinary resolutions. The 2023 Share Consolidation became effective on June 16, 2023. After the effectiveness of the 2023 Share Consolidation, our ADS ratio was adjusted accordingly, and the ADSs started trading on a post-2023 Share Consolidation basis on NYSE when the market opened on the effective date under the same symbol “SOS” but under a new CUSIP number. No fractional shares were issued in connection with the 2023 Share Consolidation. All fractional shares were rounded up to the whole number of shares. Each 50 pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders, and the terms of the outstanding warrants, unit purchase options, senior convertible debentures and awards under share incentive plans of the Company were adjusted automatically without any action on the part of the holders of awards under share incentive plans.

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

Unless otherwise indicated, all information included in this annual report, including, without limitation, all share and per share amounts, trading and per share prices, note conversion rates and option and warrant exercise prices, is presented after giving effect to the 2023 Share Consolidation.

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

Risks Related to Our Data Mining and Analysis Business

●	Development of data warehouses is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business expansion and adversely affect our financial position. See more detailed discussion of this risk factor on page 6 of this annual report.

●	The market in which we participate is competitive. Failure to compete effectively may result in loss of our market share and a decrease in our revenues and profitability. See more detailed discussion of this risk factor on page 6 of this annual report.

●	Our revenues are highly dependent on a limited number of major clients, and the loss of any such client or any other significant client, or the inability of any such client or any other significant client to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition. See more detailed discussion of this risk factor on page 7 of this annual report.

●	If we do not succeed in attracting new clients or agents for our services and/or growing revenues from existing clients or agents, our business and results of operation may be adversely affected. See more detailed discussion of this risk factor on page 7 of this annual report.

●	Factors that adversely affect the industries in which our clients operate or information technology spending in these industries, particularly in the Internet and cloud service industries and insurance industries, may adversely affect our business. See more detailed discussion of this risk factor on page 8 of this annual report.

●	We purchase a significant portion of our meta data from a small number of data suppliers. A significant disruption in any of such data suppliers could materially and adversely affect our business, results of operations and financial condition. See more detailed discussion of this risk factor on page 8 of this annual report.

Risks Relating to the Cryptocurrency Mining, Security and Insurance Business

●	Our cryptocurrency mining, security and insurance businesses are still under development, with many uncertainties in research of relevant technologies, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, each of them has not generated revenue from any commercially available blockchain-based products or services. See more detailed discussion of this risk factor on page 12 of this annual report.

●	Cryptocurrency mining relies on a steady and inexpensive power supply for operating mining farms and running mining hardware. Failure to access a large quantity of power at reasonable costs could significantly increase our operating expenses and adversely affect our demand for our mining machines. See more detailed discussion of this risk factor on page 12 of this annual report.

●	Shortages in, or rises in the prices of mining machines may adversely affect our business. See more detailed discussion of this risk factor on page 12 of this annual report.

●	We may not be able to develop our cryptocurrency mining capacity, blockchain-based security and insurance technologies in the safeguard of digital assets because we may fail to anticipate or adapt to technology innovations in a timely manner, or at all. See more detailed discussion of this risk factor on page 13 of this annual report.

●	Adverse changes in the regulatory environment in the PRC market could have a material adverse impact on our planned cryptocurrency related business. See more detailed discussion of this risk factor on page 13 of this annual report.

●	Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities. See more detailed discussion of this risk factor on page 14 of this annual report.

●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities. See more detailed discussion of this risk factor on page 17 of this annual report.

Risks Related to Doing Business in China

●	The approval of the CSRC, may be required in connection with the listing and trading of our securities under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on NYSE, financial condition and results of operations. See more detailed discussion of this risk factor on page 22 of this annual report.

●	In light of recent events indicating greater oversight by the CAC, over data security, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NYSE, financial condition and results of operations. See more detailed discussion of this risk factor on page 23 of this annual report.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable. See more detailed discussion of this risk factor on page 24 of this annual report.

●	Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business. See more detailed discussion of this risk factor on page 25 of this annual report.

●	Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and our ability to transfer cash between our PRC subsidiaries and us, across borders, and to investors and affect the value of your investment. See more detailed discussion of this risk factor on page 25 of this annual report.

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See more detailed discussion of this risk factor on page 26 of this annual report.

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business. See more detailed discussion of this risk factor on page 28 of this annual report.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. See more detailed discussion of this risk factor on page 29 of this annual report.

●	We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC. See more detailed discussion of this risk factor on page 29 of this annual report.

●	We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 30 of this annual report.

●	Adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects. See more detailed discussion of this risk factor on page 31 of this annual report.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See more detailed discussion of this risk factor on page 31 of this annual report.

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

For the year ended December 31, 2023, revenues from Qingdao Changhejinzi Trading Co., Ltd. were $9.9 million, accounted for  14.5% of the commodity trading revenues and 10.8% of Company’s total revenues.Revenues from Qingdao Langbo International Trading Company Limited were $6.9 million, accounted for  10.0% of the commodity trading revenues and 7.4% of Company’s total revenues. Revenues from Qingdao Zhongxinda International Trading Company Limited were $5.9 million, accounted for 8.6% of the commodity trading revenues and 6.4% of Company’s total revenues.

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

The price of Bitcoin and Ethereum may experience significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$3,747.39 per coin as of December 31, 2018, US$7,183.88 per coin as of December 31, 2019, US$28,972.40 per coin as of December 31, 2020, US$46,197.31 per coin as of December 31, 2021, to US$16,531.31 per coin as of December 31, 2022, to US$ 44,786.80 per coin as of December 31, 2023, according to Blockchain.com. Ethereum prices ranged from approximately US$133.14 per coin as of December 31, 2018, US$129.02 per coin as of December 31, 2019, US$737.15 per coin as of December 31, 2020, US$3,675.79 per coin as of December 31, 2021, to US$1,195 per coin as of December 31, 2022, to US$2,446 per coin as of December 31, 2023 according to Blockchain.com.

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

In May 2023, the shareholders of the Company approved the 2023 Share Consolidation in the 2023 Annual General Meeting. In connection with the 2023 Share Consolidation, the Company adjusted its ADS Ratio from the previous ratio of 1 ADS representing 500 Class A ordinary shares to 1 ADS representing 10 Class A ordinary shares, effective June 16, 2023.

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

The following diagram illustrates our corporate structure as of the date of this annual report:

As of December 31, 2023 and 2022, the VIE accounted for an aggregate of 68.2% and 45.1%, respectively, of our consolidated total assets, 27.7% and 74.3% respectively, of our consolidated total liabilities, and 77.0% and 99.8% respectively, of our consolidated total net revenues. See our consolidated financial statements and the related notes in this annual report.

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

As of December 31, 2023 and 2022, the Company’s subsidiaries in mainland China has not accrued any money in the reserve fund.

The Company provided $0.1 million statutory reserve in former VIE’s subsidiary inside China for the fiscal year of 2023. No statutory reserve fund was provided in former VIE’s subsidiary inside China.

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

As of December 31, 2023 and 2022, the former VIE and Subsidiaries inside China accounted for an aggregate of 68.2% and 54.9%, respectively, of consolidated total assets, 27.7% and 25.7% respectively, of consolidated total liabilities, and 77.0% and 0.25%, respectively, of consolidated total net revenues.

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-23
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Subsidiaries Outside China	Subsidiaries inside China	Consolidation Adjustments (a)	Consolidation Adjustments (b)	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net gain/(loss)	(11,311)	1,218	(67)	-	10,195	(3,686)	-	-	(3,651)
Net loss from discontinued operation	-	-	-	-	-	-	-	-	-
Net loss from continuing operation	(11,311)	1,218	(67)	-	10,195	(3,686)	-	-	(3,651)
Adjustments to reconcile net income net cash used in operating activities:	-	-	-	-	-	-	-	-	-
Depreciation of property, plant and equipment	-	-	-	-	-	4,975	-	-	4,975
Depreciation of ROU	-	-	-	-	800	-	-	-	800
Accretion of finance leases	-	-	-	-	32	-	-	-	32
Share-based compensation	7,264	-	-	-	-	-	-	-	7,264
Allowance for doubtful accounts - accounts receivable	-	-	-	-	-	451	-	-	451
Allowance for doubtful accounts - other receivable	180	-	-	-	6	42	-	-	228
Impairment of cryptocurrencies	-	-	-	-	970	-	-	-	970
Impairment of Mining Equipment	-	-	-	-	4,455	-	-	-	4,455
Inventory impairment	-	-	-	-	-	194	-	-	194
Inventory	-	-	-	-	(231)	13,435	-	-	13,204
Changes in operating assets and liabilities	-	-	-	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	1,172	-	-	1,172
Investment securities	-	-	-	-	-	(307)	-	-	(307)
Other receivables	(9,042)	(242,263)	-	-	(159,763)	(206,265)	592,139	-	(25,194)
Inter-company account	(128,413)	(22,213)	(286,198)	-	144,755	292,069	-	-	-
Amount due from related parties	17,000	-	-	-	-	12,456	-	-	29,456
Intangible assets	-	-	-	-	(15,960)	-	-	-	(15,960)
Accrued liabilities	-	-	-	-	-	(5,193)	-	-	(5,193)

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-23
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Subsidiaries Outside China	Subsidiaries inside China	Consolidation Adjustments (a)	Consolidation Adjustments (b)	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Tax payables	-	-	-	-	-	1,247	-		1,247
Accounts payable	-	-	-	-	(79)	(15)	-		(94)
Other payables	-	-	-	-	1,674	149,019	(155,488)		(4,795)
Amount due to related parties	393	-	(1)	-	-	606	-		998
Lease liability	-	-	-	-	(544)	-	-		(544)
Net Cash used in Operating Activities - Continuing Operations	(123,929)	(263,258)	(286,266)	-	(13,690)	260,200	436,651	-	9,708
Net Cash generated from Operating Activities - Discontinued Operations	-	-	-	-	-	-	-		-

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	-	-	-	-	-	-		-
Investment in equity	-	-	-	-	-	-	-		-
Proceed from disposals of discontinued operations	-	-	-	-	-	-	-		-
Net cash (used in) generated from investing activities	-	-	-	-	-	-	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	17,884	-	-	-	-	-	-	-	17,884
Proceed from private equity placement, net of issuance costs	-	-	-	-	-	-	-		-
Repayment of principle portion of lease liabilities	-	-	-	-	(288)	-	-		(288)
Proceeds from disposal of subsidiaries	-	-	-	-	-	-	-		-
Net cash generated from (used in) financing activities	17,884	-	-	-	(288)	-	-	-	17,596

EFFECT OF EXCHANGE RATES ON CASH	-	-	-	-	-	(7,619)	-	-	(7,619)

Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	(106,045)	(263,258)	(286,266)	-	(13,978)	252,581	436,651	-	19,685
CASH AND CASH EQUIVALENTTS, beginning of year	7,193	154,568	883	-	41,049	55,799	-		259,492
CASH AND CASH EQUIVALENTTS, end of year	19,447	156,811	859	-	54,990	47,070	-	-	279,177

During the year of 2023, the Company completed one round of registered direct offerings on October 17, 2023, raising $17.884 million in net proceeds.

Rollforward of “Investment in Subsidiaries of the former VIE”

US$“000”
Balance at January 1, 2019	(128)
Equity earnings of WOFE
Equity in earnings of VIE	1,470
Equity in earnings of VIE’s subsidiaries	-
Dividend distributed to shareholders	-
Share-based compensation	-
Foreign currency translation	(16)
Balance at December 31, 2019	1,326
Equity earnings of WOFE	(3)
Equity in earnings of VIE	12,425
Equity in earnings of VIE’s subsidiaries	(8,121)
Dividend distributed to shareholders	-
Acquisition of China Rapid Finance	10,661
Issuance of Class A Ordinary Shares and warrant	42,022
Share-based compensation	951
Foreign currency translation	874
Balance at December 31, 2020	60,135
Issuance of Class A Ordinary Shares and warrant	585,849
Equity in earnings of WOFE	(12)
Equity in earnings of VIE	1,157
Equity in earnings of VIE’s subsidiaries	(165,860)
Dividend distributed to shareholders	-
Share-based compensation	33,153
Foreign currency translation	3,392
Balance at December 31, 2021	517,814
Issuance of Class A Ordinary Shares and warrant	18,463
Equity in earnings of WOFE	(10,284)
Equity in earnings of VIE
Equity in earnings of VIE’s subsidiaries	(277,443)
Dividend distributed to shareholders
Share-based compensation	14,714
Foreign currency translation	(27,497)
Balance at December 31, 2022	235,767
Issuance of Class A Ordinary Shares and warrant	17,884
Equity in earnings of WOFE	(11,311)
Equity in earnings of VIE	-
Equity in earnings of VIE’s subsidiaries	32,933
Dividend distributed to shareholders	-
Share-based compensation	7,264
Foreign currency translation	(5,112)
Balance at December 31, 2023	277,425

B. Business Overview

SOS is an emerging blockchain-based and big data-driven marketing solution provider. SOS is also engaged in blockchain and cryptocurrency operations, which currently include cryptocurrency mining and may expand into cryptocurrency security in the future. Since April 2021, we launched a commodities trading business via our subsidiaries SOS International Trading Co. and Weigou International Trading Co Ltd. We facilitate trading of commodities including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur and latex.

Our Products and Services

We currently focus on four product offerings, including commodity trading, cryptocurrency mining, hosting service and others. As of December 31, 2023, commodity trading, cryptocurrency and hosting service represented 74.1%, 20.4% and 2.6% of our total revenue respectively.

We began generating revenue from hosting service and cryptocurrency mining since April 2023 and February 2021, respectively. We have mined an aggregate of 675.65 units of BTC and 2,949.79 units of ETH as of December 31, 2023 from our mining pools.

We established a subsidiary named “Qingdao SOS Digital Technologies Inc.,” focusing on the research and business of cryptocurrency mining, blockchain-based insurance and blockchain-based security management in 2023. Dr. Eric H. Yan served as the president of Qingdao SOS Digital Technologies Inc. This legal entity was part of the disposed group assets and was sold pursuant to Disposition SPA signed on November 2, 2023.

Commodity Trading

Since April 2023, we launched commodity trading via our subsidiary SOS International Trading Co. Ltd., We facilitate trading of commodity including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur, petrol coke and latex. We identify suppliers and buyers and generate revenue from the price difference. Revenue is recognized after products have been delivered and title to the goods and risk has been transferred from a seller to a buyer. For the year ended December 31, 2023 commodity trading represents 74.1% of our total revenue. Top ten customers make up 65.8% of commodity trading revenue and among customers, only one customer called Qingdao Changhejinzi Trading Co., Ltd. (青岛长和金籽贸易有限公司) accounted for 14.5% of total trading revenue.

Hosting Service

From January this year, SOS took initiative to build a super computer center in Wisconsin USA by providing individual and business users an immersive experience of cryptocurrency mining capacity and hosting service. Part of the facility was up and running from April 2023 and we recorded a revenue of $2.4 million for the nine months ended December 31, 2023.

Cryptocurrency Mining

We generate revenues by selling cryptocurrencies allocated from those cryptocurrency-mining pools and also anticipate to rent out hash power to third parties. The value of cryptocurrencies is determined based on the market prices of the related cryptocurrencies at the time of receipt. The rental fees of hash power are also determined proportionally based on the market prices of the related cryptocurrencies.

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

SOS Information Technology New York, Inc. (“SOSNY”), a company incorporated under the laws of state of New York and a wholly owned subsidiary of the Company, filed a lawsuit on December 9, 2023, against Thor Miner, Inc. (“Thor Miner”), Singularity Future Technology Ltd. (“Singularity,” and, together with Thor Miner, referred to as the “Corporate Defendants”), Lei Cao, Yang Jie, John F. Levy, Tieliang Liu, Tuo Pan, Shi Qiu, Jing Shan, and Heng Wang (jointly referred to as the “Individual Defendants”) (collectively, the Individual Defendants and the Corporate Defendants are the “Defendants”). SOSNY and Thor Miner entered into a Purchase and Sale Agreement (the “PSA”) on January 10, 2023 for the purchase of $200,000,000 in crypto mining rigs, which was breached by Thor Miner and Singularity.

SOSNY and Defendants entered into a certain settlement agreement and general mutual release on December 28, 2023 (“Settlement Agreement”). Pursuant to the Settlement Agreement, Thor Miner agreed to pay a sum of thirteen million U.S. dollars ($13,000,000) (the “Settlement Payment”) to SOSNY on or before December 23, 2023, and SOSNY agreed that subsequent to its receipt of the Settlement Payment, SOSNY shall cause the lawsuit to be dismissed with prejudice as to the settling defendants and without prejudice as to all others.

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

In addition to our purchase of mining rigs, we are also actively seeking steady and inexpensive power supplies for operating mining farms. On February 3, 2023, we have entered into a framework agreement with Leibodong Hydropower Station (“Leibodong”) in Hejiang, Luzhou, Sichuan Province, where hydropower resources are much richer and electricity prices much lower than the rest of China. Pursuant to the framework agreement, Leibodong will supply electricity to a cloud cryptocurrency mining center to be built by us for a price between RMB0.22 to RMB0.38 for each kW/h. The parties are expected to enter into a definitive agreement with respect to the price and other terms and conditions contemplated by the framework agreement.

As of December 31, 2023, the value of cryptocurrencies is determined based on the market prices of the related cryptocurrencies at the time of receipt. The rental fees of hash power are also determined proportionally based on the market prices of the related cryptocurrencies.

Competition

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

Regulation

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

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plant and Equipment

Our headquarters are located in Qingdao, China. We have leased an aggregate of approximately 86,111 square meters of office space throughout China as of December 31, 2023. Our Qingdao headquarters has office spaces of 64,583 square meters. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

On September 1, 2023, we rented a new office at 866 Second Avenue, New York, New York 10017, with 1457 square feet for our operations in the United States.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

SOS is an emerging blockchain-based and big data-driven marketing solution provider. SOS is also engaged in blockchain and cryptocurrency operations, which currently include cryptocurrency mining and may expand into cryptocurrency security in the future. Since April 2021, we launched a commodities trading business via our subsidiaries SOS International Trading Co. and Weigou International Trading Co Ltd. We facilitate trading of commodities including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur and latex.

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

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s former VIE and the former VIE’s subsidiaries. As of December 31, 2023, the former VIE and its subsidiaries accounted for an aggregate of 68.2% and 27.7% of our total assets and total liabilities, respectively. As of December 31, 2022, the former VIE and its subsidiaries accounted for an aggregate of 54.9% and 25.7% of our total assets and total liabilities, respectively. As of December 31, 2023, 2022 and 2021 $47.4 million and $55.8 million, $49.4 million of cash and cash equivalents were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the former VIE and its subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated.

The following financial information of SOS, China SOS, Qingdao SOS Investment (one of WFOEs), VIE Subsidiaries outside China and Subsidiaries outside China was recorded in the accompanying consolidated financial statements:

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-23
		China			Subsidiaries	Subsidiaries	SOS Ltd.						China SOS
	SOS Ltd.	SOS Ltd.	WOFE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Adjustment (c)	Adjustment (d)	Adjustment (e)	Adjustment (f)	Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	19,447	156,811	859	-	54,990	47,070	-	-	-	-	-	-	-	-	-	279,177
Investment securities	-	-	-	-	-	307	-	-	-	-	-	-	-	-	-	307
Accounts receivable, net	-	-	-	-	231	578	-	-	-	-	-	-	-	-	-	809
Other receivables - net	7,203	490	-	-	2,270	217,042	-	-	-	-	-	-	-147,035	-	-	79,970
Amount due from related parties	-	900	-	-	8,100	30,582	-	-	-	-	-	-	-	-	-	39,582
Inter-company receivable	128,413	22,213	286,198		(146,707)	(325,302)	35,185	-	-	-	-	-	-	-	-	-
Inventory	-	-	-			32,875	-	-	-	-	-	-	-	-	-	32,875
Intangible assets	-	6,289	-		15,107	-										21,396
Tax recoverable	16	-	-		1	1,262	-	-	-	-	-	-	-	-	-	1,279
Total current assets	155,079	186,703	287,057	-	(66,008)	4,414	35,185	-	-	-	-	-	(147,035)	-	-	455,395
Non-current assets:	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease, right-of-use assets	-	-	-	-	377	-	-	-	-	-	-	-	-	-	-	377
Property equipment and software, net	-	3,425	-	-	24,557	66	-	-	-	-	-	-	-	-	-	28,048
Goodwill	-	-	-	-	-	72	-	-	-	-	-	-	-	-	-	72

Long-term investments
Investment in subsidiaries outside China	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in WFOE	-	314,335	314,335	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	-	-64,794	-	-	64,794	-	-	-	-	-	-	-	-	-	-	-
Prepaid expense																-
Total non-current assets	-	252,966	-314,335	-	89,728	138	-	-	-	-	-	-	-	-	-	28,497
Total assets	155,079	439,669	(27,278)	-	23,720	4,552	35,185	-	-	-	-	-	(147,035)	-	-	483,892
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,359	-	-	24,327	1,054	-	-	-	-	-	-	-	-	-	36,740
Amount due to related parties	1,015	-	-	-	19	607	-	-	-	-	-	-	-	-	-	1,641
Operating lease liability-current	-	-	-	-	377	-	-	-	-	-	-	-	-	-	-	377
Advance from customers	-	-	-	-	-	15,192	-	-	-	-	-	-	-	-	-	15,192
Tax payable	-	-	-	-	2	75	-	-	-	-	-	-	-	-	-	77
Other payables	241	153,976	-		7,161	90	-	-	-	-	-	-	153,976	-	-	7,492
Total current liabilities	1,256	165,335	-	-	31,886	17,018	-	-	-	-	-	-	(153,976)	-	-	61,519
Operating lease liability-noncurrent	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total non-current liability	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total liabilities	1,256	165,335	-	-	31,886	17,018	-	-	-	-	-		(153,976)	-	-	61,519
Non-controlling interest	-	-	-	-	(3,619)	5	-	-	-	-	-	-	-	-	-	(3,614)
Shareholder’s equity
Paid up capital	54,301	387,283	-	-	70,951	(511,886)	16	-	-	-	-	-	-	-	-	665
Additional paid-in capital	177,227	-	-	-	-	513,953	39,165	-	-	-	-	-	-	-	-	730,345
Statutory Reserve	-	-	-	-	-	161	-	-	-	-	-	-	-	-	-	161
Retained earnings	(77,705)	(112,949)	-		(75,498)	(10,520)	-	-	-	-	-	-	-	-	-	(276,672)
Accumulated other comprehensive income (loss)	-	-	(27,278)	-	-	(4,179)	(3,996)	-	-	-	-	-	6,941	-	-	(28,512)
Total Shareholders’ equity	153,823	274,334	(27,278)	-	(4,547)	(12,471)	35,185	-	-	-	-	-	6,941	-	-	425,987
Total Liabilities and shareholders’ equity	155,079	439,669	-27,278	-	23,720	4,552	35,185	-	-	-	-	-	-147,035	-	-	483,892

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
											Inter-	Subsidiaries	Subsidiaries
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	SOS Ltd. Adjustment(a)	China SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	company elimination (g)	Outside China Adjustment	Inside China Adjustment	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	7,193	154,568	883	-	41,049	55,799	-	-	-	-	-	-	-	259,492
Accounts receivable, net	-	-	-	-	16	2,416	-	-	-	-	-	-	-	2,432
Other receivables - net	(1,659)	(90,417)	-	-	(39,345)	10,819	-	-	-	-	(902)	-	-	(121,504)
Amount due from related parties	17,000	900	-	-	8,100	43,038	-	-	-	-	-	-	-	69,038
Inter-company receivable	151,010	24,989	294,670	-	(135,864)	(334,805)	-	-	-	-	-	-	-	-
Inventory	-	-	-	-	-	46,273	-	-	-	-	-	-	-	46,273
Tax recoverable	16	-	-	-	(7)	2,534	-	-	-	-	-	-	-	2,543
Total current assets	173,560	90,040	295,553	-	(126,051)	(173,926)	-	-	-	-	(902)	-	-	258,274
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	921	-	-	-	-	-	-	-	-	921
Property equipment and software, net	-	4,462	-	-	7,999	92	-	-	-	-	-	-	-	12,553
Goodwill	72	-	-	-	-	-	-	-	-	-	-	-	-	72
Intangible assets	-	6,289	-	-	117	-	-	-	-	-	-	-	-	6,406
Long-term investments	(19)	-	-	-	-	19	-	-	-	-	-	-	-	-
Investment in subsidiaries outside China	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in WFOE	(314,335)	314,335	-	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	(64,794)	-	-	-	64,794	-	-	-	-	-	-	-	-	-
Prepaid expense														-
Advance payments	6,400	90,417	11	-	41,445	38,235	-	-	-	-	-	-	-	176,508
Total non-current assets	(372,676)	415,503	11	-	115,276	38,346	-	-	-	-	-	-	-	196,460
Total assets	(199,116)	505,543	295,564	-	(10,775)	(135,580)	-	-	-	-	(902)	-	-	454,734

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
											Inter-	Subsidiaries	Subsidiaries
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	SOS Ltd. Adjustment(a)	China SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	company elimination (g)	Outside China Adjustment	Inside China Adjustment	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$		US$	US$
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payble	-	11,359	-	-	406	1,069	-	-	-	-	-	-	-	12,834

Amount due to related parties	622	-	1	-	19	1	-	-	-	-	-	-	-	643
Operating lease liability-current	-	-	-	-	544	-	-	-	-	-	-	-	-	544
Advance from customers	-	-	-	-	-	20,385	-	-	-	-	-	-	-	20,385
Payroll payable	-	-	-	-	-	2	-	-	-	-	-	-	-	2
Tax payable	-	-	-	-	2	92	-	-	-	-	-	-	-	94
Other payables	241	153,976	-	-	6,693	(148,929)	-	-	-	-	(902)	-	-	11,079
Total current liabilities	863	165,335	1	-	7,664	(127,380)	-	-	-	-	(902)	-	-	45,581
Operating lease liabilty-noncurrent	-	-	-	-	377	-	-	-	-	-	-	-	-	377
Total non-current liability	-	-	-	-	377	-	-	-	-	-	-	-	-	377
Total liabilities	863	165,335	1	-	8,041	(127,380)	-	-	-	-	(902)	-	-	45,958
Non-controlling interest	-	-	-	-	(841)	15	-	-	-	-	-	-	-	(826)
Shareholder’s equity
Paid up capital	(818,741)	452,078	295,491		70,950	596	-	-	-	-	-	-	-	374
Additional paid-in capital	191,536	-	-	-	-	7	-	-	-	-	513,945		-	705,488
Statutory Reserve	513,945	-	-	-	-	59	-	-	-	-	(513,945)			59
Retained earnings	(60,680)	(111,870)	73	-	(88,925)	(11,518)	-	-	-	-	-	-	-	(272,920)
Accumulated other comprehensive income (loss)	(26,039)	-	(1)	-	-	2,641	-	-	-	-	-	-	-	(23,399)
Total Shareholders’ equity	(199,979)	340,208	295,563	-	(17,975)	(8,215)	-	-	-	-	-	-	-	409,602
Total Liabilities and shareholders’ equity	(199,116)	505,543	295,564	-	(10,775)	(135,580)	-	-	-	-	(902)	-	-	454,734

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
							SOS Ltd.						Inter-	Subsidiaries
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	Adjustment(a)	Adjustment(b)	Adjustment(c)	Adjustment(d)	Adjustment(e)	Adjustment(f)	company elimination (g)	Inside China Adjustment	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	12,301	160,091	4,164	2	101,210	49,358	-	-	-	-	-	-	-	-	327,126
Accounts receivable, net	-	-	-	-	-	19,843	-	-	-	-	-	-	-	-	19,843
Other receivables - net	67,962	16,902	-	-	345	477	-	-	-	-	-	-	(79,391)	-	6,295
Amount due from related parties	-	900	-	-	1,000	30,406	-	-	-	-	-	-	-	-	32,306
Inter-company receivable	19,791	(153,855)	311,415	(2)	(19,791)	(196,737)	0	39,179	3,578	-	-	-	-	(3,578)	-
Inventory	-	-	-	-	-	60,587	-	-	-	-	-	-	-	-	60,587
Intangible assets	14,502														14,502
Advance payments	6,400	97,115	-	-	300	55,653	-	-	-	-	-	-	-	-	159,468
Tax recoverable	-	-	-	-	-	6,099	-	-	-	-	-	-	-	-	6,099
Assets related to discontinued operation	-	-	-	-	-	37,281	-	-	-	-	-	-	-	-	37,281
Total current assets	120,956	121,153	315,579	-	83,064	62,967	0	39,179	3,578	-	-	-	(79,391)	(3,578)	663,507
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	-	3,401	-	-	-	-	-	-	-	-	3,401
Property equipment and	-	9,844	-	-	16,373	-	-	-	-	-	-	-	-	-	26,217
Goodwill	-	-	-	-	-	72	-	-	-	-	-	-	-	-	72
Investment in subsidiaries outside	374,463	-	-		-	-	-	(374,463)	-		-	-	-	-	-
Investment in WFOE	-	310,205	-	-	-	-	(310,205)	-	-		-	-	-	-	-
Investment in China SOS	-	-	-	-	64,794	-	-	-	-		-	(64,794)	-	-	-
Assets related to discontinued operation	-	-	-	-	-	5,504	-	-	-		-	-	-	-	5,504
Total non-current assets	374,463	320,049	-	-	81,167	5,576	(310,205)	(374,463)	-		-	(64,794)	-	-	31,793
Total assets	495,419	441,202	315,579	-	164,231	68,543	(310,205)	(335,284)	3,578	0	-	(64,794)	(79,391)	(3,578)	695,300
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,376	-	-	-	-	-	-	-	-	-	-	-	-	11,376
Amount due to related parties	15	-	2	-	18	-	-	-	-	-	-	-	-	-	35
Advance from customers	-	-	-	-	-	19,309	-	-	-	-	-	-	-	-	19,309
Payroll payable	-	-	-	-	1		-	-	-	-	-	-	-	-	1
Other payables	5,141	(24,879)	47	-	5,093	23,447	-	-	(3,528)	-			-79,391	-	5,321
Liabilitiess related to discontinued operation	-	-	-	-	-	23,771	-	-	-	-			-	-	23,771
Total current liabilities	5,156	(13,520)	49	-	5,112	145,935	-	-	(3,528)	-			(79,391)	-	59,813
Liabilitiess related to discontinued operation	-	-	-	-	-	1,918	-	-	-	-	-	-	-	-	1,918
Total non-current liability	-	-	-	-	-	1,918	-	-	-	-	-	-	-	-	1,918
Total liabilities	5,156	(13,520)	49	-	5,112	147,853	-	-	(3,528)	-	-		(79,391)	0	61,731
Shareholder’s equity		-												-
Paid up capital	427,236	452,076	315,546	-	98,760	(94,351)	(310,205)	(374,448)	7,106		(453,082)	(64,794)		(3,578)	266
Additional paid-in capital	119,147	-	-	-	-	10	-	39,164	-	-	514,065	-	-	-	672,386
Retained earnings	(56,120)	2,646	(15)	-	60,359	14,831	-	-	-	-	(65,113)	-	-	-	(43,413)
Accumulated other comprehensive	-	-	-	-	-	-	-	-	-	-	4,130	-	-	-	4,130
Non-controlling interest	-	-	-	-	-	200	-	-	-	-	-	-	-	-	200
Total Shareholders’ equity	490,263	454,722	315,531	-	159,119	(79,310)	(310,205)	(335,284)	7,106	0	-	(64,794)	-	(3,578)	633,569
Total Liabilities and shareholders’	495,419	441,202	315,580	-	164,231	68,543	(310,205)	(335,284)	3,578	0	-	(64,794)	(79,391)	(3,578)	695,300

Notes

(a)	SOS placed private equity from a number of investors, SOSINT received it on behalf of SOS. This entry represents that SOS is to pick it up by increasing paid-up & additional paid-up capital by going through inter-company account;

(b)	This entry is to eliminate China SOS’s investment in WFOE against WFOE’s paid-up capital, additional paid-up capital and retained earning if any;

(c)	This entry is to eliminate SOS’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(d)	China SOS received F3 financing net of issuance expenses on behalf of SOS. This entry is to increase SOS’s paid-up capital & additional paid-up capital by going through inter-company account to offset other receivables and other payable;

(e)	This entry is to re-classify paid-up capital to additional capital by Register of members reconciliation table and re-classify between retained earnings and additional paid-up capital;

(f)	This entry is to eliminate SOSNY’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(g)	This entry represents an inter-company elimination entry between SOS and SOSNY.

A. Operating Results

Revenue

The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages):

	FY 2023		FY 2022		FY 2021
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Commodity trading	68,456	74.0%	255,668	98.4%	275,363	94.6%
Cryptocurrency mining	18,898	20.4%	329	0.1%	15,427	5.3%
Hosting service	2,365	2.6%	-	-	-	-
Other	2,746	3.0%	4,113	1.5%	159	0.1%
Total	92,465	100.0%	260,110	100.0%	290,949	100.0%

Revenues were $92.5 million for 2023, compared to $260.1 million and $290.9, respectively, for 2022 and 2021.

The year-on-year reduction in commodity trading revenue was because the recession in the Chinese economy deepens further, revenue experiences a decline stemming from weak demand in domestic markets.

Revenue from cryptocurrency mining experienced a significant surge, soaring from $0.33 million in fiscal 2022 to $18.9 million in fiscal 2023. This surge can be attributed to the substantial increase in the price of BTC, which rose from $16,477.60 per coin on January 1, 2023, to $44,786.80 per coin on December 31, 2023, over the course of the year. The company benefited greatly from this price hike, leading to increased profitability. However, it's worth noting that the company suspended its ETH production line as of December 31, 2022, and has since maintained only a few ETH machines in operation online.

As of December 31, 2023, SOS has focused on four product lines and services, including commodity trading, cryptocurrency mining, hosting service and others, constitute 74.1%, 20.4%, 2.6% and 3.0% of the total revenues, respectively.

The Chinese government’s ban on certain types of cryptocurrency mining in mainland China at the end of June 2021 caused the Company to lose BTC and ETH production capacity. As a result of being unable to continue currency mining business in China, the Company began transitioning the crypto-mining business to Wisconsin, USA.

The Company bought and sold commodity products such as sesame, sulfur, rubber, mung bean, asphalt and circuit modular units. The company recognizes revenue when the product has been delivered, title to the good and risk associated with it has been transferred to the customer. Revenue generated from commodity trading amounts to $68.5 million during the year of 2023 representing 73.8% of the total sales.

Bitcoin Production

The following table presents our bitcoin mining activities for the year ended December 31, 2023.

	Number of bitcoins (1)	Amount (2)

Balance as of December 31, 2022	174.28	$2,881,077
Receipt of BTC from mining services and investment income	501.37	16,025,356
Impairment of BTC	-	(1,035,334)
Balance as of December 31, 2023	675.65	17,871,099

(1)	Includes bitcoins and bitcoin equivalents.

(2)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price published on https://coinmarketcap.com/currencies/bitcoin/historical-data/, calculated on a daily basis. Sales of digital assets are the actual amount received from sales. No production was generated from BTC pool during the year of 2023.

The following table presents our Etherum mining activities for the year ended December 31, 2023.

	Number of Etherums (1)	Amount (2)

Balance as of December 31, 2022	2,949.79	$3,525,001
Receipt of ETH from mining services and investment income	-	-
Impairment loss	-	-
Balance as of December 31, 2023	2,949.79	3,525,001

(1)	Includes etherums and etherums equivalents.

(2)	Receipt of digital assets from mining services are the product of the number of etherums received multiplied by the etherum price published on https://coinmarketcap.com/currencies/etherum/historical-data/, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

Realized gain on exchange of digital assets

We record digital assets at cost and any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of “digital assets” in the consolidated statements of operations. For the year ended December 31, 2023, we did not record the realized gain on exchange of digital assets.

Cost of Revenues

Revenue costs decreased from $277.9 million in 2021 to $270.6 million in 2022, constituting a decrease of $7.3 million. Revenue costs decreased from $270.6 million in 2022 to $78.2 million in 2023, constituting a decrease of $192.4 million. It includes the cost of goods sold for commodity trading, maintenance expenses and power supply, salaries & benefits for on-site staffs, software amortization and hardware depreciation for cryptocurrency mining rigs.

Operating Expenses

The following table presents our operating expenses by nature and by proportion for the periods indicated (in thousands, except percentages):

	FY 2023		FY 2022		FY 2021
Selling	672	4%	8,556	4%	673	1%
General and administrative	11,058	58%	180,704	89%	21,765	39%
Share-based compensation	7,264	38%	14,714	7%	33,537	60%
	18,994		203,974		55,975

Operating expenses increased from $56.0 million in 2021 to $204.0 million in 2022, representing an increase of $148.0 million and decreased to $19.0 million in 2023, representing a year-on-year decrease of $185.0 million.

Selling expenses

Selling expenses were $0.7 million for 2023, compared to $8.6 million and $0.7 million, respectively, for 2022 and 2021.

The year-on-year decrease for 2023 was $7.9 million, representing a year-on-year decrease of 91.9%. The decrease mainly consisted of a $6.7 million decrease in advertising and promotional expenses.

The year-on-year increase for 2022 was $7.9 million, representing a year-on-year increase of 11.7%. The increase mainly attributable to customs duties, service fee of customs clearance and warehouse rental as the Company bought inventory from vendors in mainland China in the year of 2021 turning to import goods from outside China which incurs additional costs including import and duties and flight charges etc from the earlier of 2022 onwards.

General and administrative expenses

General and administrative expenses were $11.1 million for 2023, compared to $180.7 million and $21.8 million, respectively, for 2022 and 2021.

The year-on-year decrease for 2023 was $169.6 million, representing a year-on-year decrease of 93.9%. The decrease mainly attributable to $148.6 million decrease in bad debt provision for other receivables and prepayment.

The year-on-year increase for 2022 was $128.3 million, representing a year-on-year increase of 5.9%. The increase mainly attributable to the increase of crypto miners’ impairment loss, miner-related inventory write-down, bad debt provision for other receivables and prepayments. Initially the Company’s accounting policy is to amortize mining machines over its useful life of five years, then the Property, Plant and Equipment and related inventory was required to be written down to align with its peers in block-chain industry, to conform with the common practice of amortizing the PP&E over its useful life of 2-3 years.

Share-based compensation expenses

Share-based compensation expenses decreased from $14.7 million in 2022 to $7.3 million in 2023, representing a decrease of $7.4 million mainly due to the slump of global capital market, which dragged down the Company’s share price over the year; generally lower share price results lower share-based compensation expenses.

Operating Loss

The Company had an operating loss of $4.8 million for 2023, compared to an operating loss of $214.5 million and an operating loss of $43.1 million, respectively, for 2022 and 2021.

Other Income / (Expense)

Other expense was $1.0 million for 2023, compared to $15.1 million and $9.4 million, respectively, for 2022 and 2021.

Income Tax Expense

The company incurred $0.6 million in corporate income tax mainly from mainland Chinese business of data mining and commodity trading segments for the current period compared to $0.5 million last year.

Net Loss

As a result of the foregoing, we had net loss from continuing operations of $6.4 million and $230.5 million for 2023 and 2022, respectively, compared to a net loss of $49.1 million, for 2021.

We had net income from discontinued operations of $0.3 million for 2022.

B. Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents and cash flows generated from our operations.

As of December 31, 2023, we had cash and cash equivalents of approximately $279.2 million, compared to $259.5 million for the period ended December 31, 2022. The net decrease in cash flow was mainly due to the decrease in operating activity, partially offset by financing activities through registered direct offerings.

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

Cash Flows and Working Capital

	Year ended December 31,	Year ended December 31	Year ended December 31,
	2023	2022	2021
Net cash (used in)/generated from operating activities	9,708	(72,915)	(218,563)
Net cash used in investing activities	-	(16,030)	(33,034)
Net cash generated from financing activities	17,596	34,695	584,075
EFFECT OF EXCHANGE RATES ON CASH	(7,619)	(24,284)	1,825

Net Cash Provided by/(Used in) Operating Activities

The Years Ended December 31, 2023 and 2022

Net cash used in operating activities was $72.9 million for the year ended December 31, 2022, which increased to positive $9.7 million in 2023. The increase was primarily due to the following major changes in our working capital and non-cash items:

●	A cash inflow of $13.0 million from change in inventory for the year ended December 31, 2023, compared with a cash outflow of $5.3 million for the previous year.

●	A cash outflow of $25.2 million from changes in other receivables for the year ended December 31, 2023, compared with a cash outflow of $60.1 million for the previous year.

●	A cash inflow of $29.5 million in amount due from related parties for the year ended December 31, 2023, compared with a cash outflow of $53.7 million for the previous year.

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

Net Cash Used in Investing Activities

Years Ended December 31, 2023 and 2022

The net cash used in investing activities was nil for the year ended December 31, 2023, representing an increase in the spending of $16.0 million in 2022.

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

Net Cash Generated from Financing Activities

Years Ended December 31, 2023 and 2022

The net cash generated from financing activities was $17.6 million for the year ended December 31, 2023, a decrease of $17.1 million compared to the same period of 2022. During the year ended December 31, 2023, the Company received aggregate net proceeds of $17.9 million from registered direct offerings in 2023 compared to $18.5 million in the same period of 2022.

We have financed our operations primarily through cash flows from operations, working capital from our shareholders, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financing.

Years Ended December 31, 2022 and 2021

The net cash generated from financing activities was $34.7 million for the year ended December 31, 2022, a decrease of $514.6 million compared to the same period of 2021. During the year ended December 31, 2022, the Company received aggregate net proceeds of $18.5 million from registered direct offerings compared to $585.6 million in the same period of 2022.

We have financed our operations primarily through cash flows from operations, working capital from our shareholders, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financing.

Private Placements

In October 2023, the Company raised gross proceeds of approximately $17.88 million through private placements with certain non-U.S. investors.

Contractual Obligations

As of December 31, 2023, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years
	$“000”	$“000”	$“000”
Future lease payments
SOS Ltd.-New York USA Office	384	384	-
Future lease payments	-	-	-
SOS Information Technology Co.Ltd -Qingdao China Office	-	-	-
Total	$384	$384	$-

We lease two office spaces, which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2023, our future lease payments totaled $0.38 million in total. SOS Information Technology Co., Ltd. was disposed of to related parties pursuant to the SPA entered into on November 2, 2022, then future lease liabilities of Qingdao China Office will not be borne by SOS Ltd.

C. Research and Development, Patents and Licenses, etc.

Research and development, patents and licenses, etc.

As of December 31, 2023, SOS Institution of Research & Development in Qingdao has achieved the following registered IPs in decentralized block-chain technology system, including:

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

Discontinued Operations

On December 5, 2023, the entity was deregistered following a period of dormancy with limited operational activity.

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

Segment Information Reclassification

Historically, the Company operated in seven segments: commodity trading, insurance marketing, cryptocurrency mining, telecom call center, bank call center SaaS and others. In fiscal year 2022, the Company classified business segment into four: commodity trading, cryptocurrency mining, hosting service and others.

Impact of Recently Issued Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its condensed consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s condensed consolidated financial statements properly reflect the change.

The FASB issued Accounting Standards Update No. 2021-08 Business Combinations (Topic 805) in October 2021, which will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Accounting Standards Update No. 2021-08 equires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination, which applies prospectively for all business combinations that occur on or after the date of initial application. The Group will evaluate the impact of this new guidance on the consolidated financial statements when necessary.

On June 30, 2022, FASB issued ASU No. 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 clarifies that a contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security and is not included in the equity security’s unit of account. The new standard is effective for the Company for its fiscal year beginning January 1, 2024, with early adoption permitted.

The FASB issued Accounting Standards Update No. 2022-02 Financial Instruments—Credit Losses (Topic 326) in March, 2022, which will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Accounting Standards Update No. 2022-02 is related to credit loss from troubled debt restructurings and vintage disclosures. The Group is currently evaluating the impact of this new guidance on the consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

On March 28, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-01, Leases (Topic 842): Common Control Arrangements. The amendments in ASU 2023-01 improve current GAAP by clarifying the accounting for leasehold improvements associated with common control leases, thereby reducing diversity in practice. Additionally, the amendments provide investors and other allocators of capital with financial information that better reflects the economics of those transactions. The new standard is effective for the Company for its fiscal year beginning January 1, 2024, with early adoption permitted.

Recent Developments

Follow-on Offering

On March 15, 2024, the Company closed its registered follow-on offering in connection with the offering and sale (the “Offering”) of 5,233,332 American Depositary Shares of the Company (“ADSs”), each representing ten (10) Class A ordinary shares, par value $0.005 per share, and warrants to purchase 10,466,664 ADSs (the “Warrants, and together with the ADSs, the “Securities”) directly to certain institutional investors pursuant to that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of March 13, 2024, at an offering price per ADS and accompanying Warrant of $1.50. The Company generated gross proceeds of $7.85 million, before deducting offering expenses.

The Warrants are exercisable from and after the date of their issuance and expire on the fifth anniversary of such date, at an exercise price per ADS equal to $1.50. The holder of a Warrant will not be deemed a holder of our underlying ADSs until the Warrant is exercised. No fractional ADSs will be issued in connection with the exercise of Warrant. The Warrants will provide for adjustment in the number and price of such Warrants (and our ADSs underlying such Warrants) to prevent dilution in the event of a forward or reverse stock split, stock dividend or similar recapitalization. In addition, the exercise price of the Warrants is subject to an adjustment in the event that we issue or are deemed to issue ADSs for less than the applicable exercise price of the Warrant.

Change of ADS Ratio

In May 2023, the shareholders of the Company approved the 2023 Share Consolidation in the 2023 Annual General Meeting. In connection with the 2023 Share Consolidation, the Company adjusted its ADS Ratio from the previous ratio of 1 ADS representing 500 Class A ordinary shares to 1 ADS representing 10 Class A ordinary shares, effective June 16, 2023.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position with the Company
Executive Officers:
Yandai Wang	46	Executive Chairman and Chief Executive Officer
Li Sing Leung	57	Chief Financial Officer and Director

Directors:
Russell Krauss	64	Director
Douglas L. Brown	65	Independent Director
Ronggang (Jonathan) Zhang	61	Independent Director
Wenbin Wu	61	Independent Director

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

Mr. Li Sing Leung has been the Financial Controller of Transfar International Group Limited from May 2018 to May 2020, which a conglomerate listed in mainland China mainboard capital market He served as the as the Managing Director of Hong Kong and Shanghai Business Corporation from November 2016 to April 2018. Mr. Li has over twenty five years of combined experience in auditing, accounting, international tax planning, merger & acquisition, corporate financing, valuation and public relationship with investors etc. Mr. Li obtained his bachelor’s degree in Commerce from the University of New South Wales, Australia, and a MBA from the University of Texas at Arlington, USA. Mr. Li is a member of Certified Practicing Accountants of Australia, a fellow member of the Association of Chartered Certified Accountants UK, a full member of Hong Kong Institute of Certified Public Accountants, a member of American Institute of Certified Public Accountants, respectively and holds a CPA license issued by the Colorado State Board of Accountancy, USA. In January 2024, Mr. Li was awarded of Specialist Certificates in Securities and Corporate Finance respectively by Hong Kong Securities and Investment Institute, a licensing examination body of the Securities and Futures Commission.

Directors Biographies

Mr. Douglas L. Brown has been an independent non-executive director on our board since 2007. Mr. Brown is the founder and chairman of DLB Capital, which is a private equity firm with a focus on development and startup companies in the financial services industry in the United States and China. He has held his positions at DLB Capital since 2006. Prior to DLB Capital, Mr. Brown held the position of vice chairman—investment banking at Morgan Stanley where, among other responsibilities, he advised on initial public offerings and the privatization of Chinese state-owned financial institutions. Mr. Brown was also the non-executive chairman of HighTower Advisors, LLC from its founding in 2007 to 2011, and was its first institutional investor through DLB Capital. He continues to serve as a director of HighTower Advisors, LLC. Mr. Brown also serves as a director of Transamerica Corporation, a position he has held since 2008. Mr. Brown received his bachelor’s degree from Bowdoin College.

Mr. Russell Krauss served as our co-chief executive officer from September 2018 to September 30, 2019, vice-chairman from September 2018 to September 30, 2019, and prior to that served as an independent non-executive director on our board since October 2016. Previously, Mr. Krauss served as a Senior Vice President, Accounts and Business Operations for DXC Technology from 2017 to 2018. In that role, he was responsible for enterprise-wide operations, acted as chief client officer and oversaw top accounts for the $24 billion business. Prior to that, he was vice president and managing director for several of EDS’ (and then HP’s) largest businesses where he drove significant value for both clients and shareholders through major transformation initiatives. Prior to that, Mr. Krauss was vice president and CIO for the New York Power Authority, the largest non-federal utility in the U.S. He led the Y2K transition of one of the nation’s “Top 10 Critical Infrastructure” entities and was the executive responsible for a $1.4 billion divestiture of the Nuclear Generation business—the largest transaction of its kind in U.S. history. Krauss has served as business leader and division CIO in Westinghouse Electric Corporation and United Technologies Corporation. He received his MBA from the University of New Haven and bachelor’s degree in Computer Science from State University, New York.

Mr. Ronggang (Jonathan) Zhang has served as our independent director since May 2020. Mr. Zhang is the Chief Executive Officer of 5CGroup International Asset Management Co., Ltd. and Strategic Development Consultant of SG & CO PRC Lawyers, positions he has held since 2015. Mr. Zhang has served since 2015 as master’s supervisor of Zhejiang Sci-Tech University and visiting professor of Zhejiang NDRC Training Center. Mr. Zhang previously served as the Department Chief of Commercial Bureau of HEDA between 2003 and 2015 and as Chief of Investment Bureau of Ningbo Free Trade Zone between 2000 and 2003. Mr. Zhang received his bachelor’s degree at Hubei University in 1987, and Visiting Scholar to University of Newcastle upon Tyne, UK in 1996.

Mr. Wenbin Wu has served as our independent director since May 2020. has been appointed an independent director of the Board as a nominee of YBT. Mr. Wu currently serves as the Chairman of Shenzhen Rongde Investments Ltd. and Shenzhen Rongde Enterprise Management Advisory Company. Mr. Wu also has served as executive director of Shenzhen ZhongHengHe Asset Management Ltd. and as an IPO consultant of Shenzhen Rongle Culture Media Group Ltd. Mr. Wu studied Financial Accounting and Social Science at Zhengzhou University of Aeronautics-ZUA and Nanjing University of Aeronautics and Astronautics and received a bachelor’s degree of Law and a MBA certificate from Queen’s University of Brighton.

B. Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately US$2,405,883 in cash to our directors and executive officers and granted an aggregate of 12,158,000 restricted share units to our directors and executive officers.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

On August 18, 2024, we issued all Class A ordinary shares to our officers, directors and employees pursuant to the 2023 Equity Incentive Plan.

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

D. Employees

We had 223 and 181 full-time employees as of December 31, 2022 and 2023, respectively. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 191,826,590 ordinary shares (including 175,352,333 Class A ordinary shares and 16,473,251 Class B ordinary shares) outstanding as of the date of this annual report.

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

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as-converted basis	% of total ordinary shares on as-converted basis(1)	% of aggregate voting power(2)
Directors and Executive Officers:
Yandai Wang	5	8,537,500	8,537,505	4.9%	44.5%

Li Sing Leung	5,731	3,000	8,731	*	*

Russell Krauss(3)	52,250	—	52,250	*	*

Douglas L. Brown(4)	127,381	—	127,381	*	*

Wenbin Wu	64	3,000	434,444	*	*

Ronggang (Jonathan) Zhang	3,628	3,000-	6,625	*	*

All directors and executive officers as a group (6 persons)	189,056	8,546,500	8,735,556	4.9%	23.20%

Principal Shareholders:

—	—	—	—	—	—

*	Less than 1%.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 191,826,590 ordinary shares (including 175,352,339 Class A ordinary shares and 16,473,251 Class B ordinary shares) as of the date of this annual report, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after as of the date of this annual report. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares. Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(2)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group as of the date of this annual report with respect to all of our outstanding Class A and Class B ordinary shares as one class as of the date of this annual report. Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The total voting power of the Class B Holders is limited. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

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

Plaintiff made a set of requests for production of documents from the Company on February 29, 2024. The Company is proactively in consultation with its litigation legal counsel to respond accordingly.

It is difficult to determine a contingent liability as of the date of this report, because the Company has not yet received a formal Complaint yet to determine the amount of the alleged damages, or to discuss the validity of any claims.

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

Our sixth  amended and restated memorandum and articles of association provides for two classes of shares, which became effective immediately following our IPO, provides for two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital is US$600,000 divided into 6,000,000,000 shares with a par value of US$0.0001 each (the “Ordinary Shares”), comprised of (1) 4,900,000,000 Class A Ordinary Shares with a par value of $0.0001 each, and (2) 1,100,000,000 Class B Ordinary Shares with a par value of $0.0001 each. As of April 28, 2022, we had 2,699,862,712 Class A ordinary shares and 147,942,525 Class B ordinary shares issued and outstanding. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

	For the Year Ended December 31,
	2023	2022	2021
Audit fees(1)	$300,000	$350,000	$300,000
Audit-Related fees (2)	-	-	-
Tax fees (3)	-	-	-
All other fees	-	-	-
Total	$300,000	$350,000	$300,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-43.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and the Board of Directors of SOS Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SOS Limited and its subsidiaries (collectively, the “Group”) as of December 31, 2023 and 2022, and the consolidated statements of profit and other comprehensive income, consolidated statements of equity and cash flows for each of the two years in the period ended December 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Singapore

May 15, 2024

PCAOB ID Number 3487

SOS LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ thousands, except share data and per share data, or otherwise noted)

	December 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$279,177	$259,492
Investment securities	307	-
Accounts receivable, net	809	2,432
Inventories	32,875	46,273
Other receivables, net	79,970	55,004
Amount due from related parties	39,582	69,038
Intangible assets	21,396	6,406
Tax recoverable	1,279	2,543
Total current assets	455,395	441,188
Non-current assets:
Operating lease, right-of-use asset	377	921
Property, plant and equipment, net	28,048	12,553
Goodwill	72	72
Total non-current assets	28,497	13,546
Total assets	$483,892	$454,734

LIABILITIES AND EQUITY
Current liabilities:
Accrued liabilities	$15,192	$20,385
Accounts payable	36,740	12,834
Amount due to related parties	1,641	643
Operating lease liabilities	377	544
Tax payable	77	94
Other payables	7,492	11,081
Total current liabilities	61,519	45,581
Non-current liabilities:
Operating lease liabilities	-	377
Total non-current liabilities	-	377
Total liabilities	$61,519	$45,958

Shareholders’ equity
Ordinary shares, $0.001 par value, 6,000,000,000 shares authorized, 6,099,608,450 Class A shares and 698,562,525 Class B shares issued and outstanding as of December 31, 2023. 3,183,736,378 Class A shares and 198,162,525 Class B shares issued and outstanding as of December 31, 2022, respectively	$665	$374
Statutory Reserve	161	59
Additional paid-in capital	730,345	705,488
Accumulated deficit	(276,672)	(272,919)
Accumulated other comprehensive income	(28,512)	(23,400)
Non-controlling interests	(3,614)	(826)
Total shareholders’ equity	$422,373	$408,776
Total liabilities and shareholders’ equity	$483,892	$454,734

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2023	2022	2021
REVENUES	$92,416	260,026	$290,790
COST OF REVENUES	(78,234)	(270,597)	(277,879)
GROSS PROFIT/(LOSS)	14,182	(10,571)	12,911
OPERATING EXPENSES:
General and administrative expenses	(11,058)	(180,704)	(21,765)
Selling expenses	(672)	(8,556)	(673)
Share-based compensation	(7,264)	(14,714)	(33,537)
Total operating expenses	(18,994)	(203,974)	(55,975)
(LOSS) FROM OPERATIONS	(4,812)	(214,545)	(43,064)
OTHER (EXPENSE)/INCOME
Interest income	-	424	-
Other (expense)/income, net	(978)	(15,555)	(9,358)
Total other (expenses)	(978)	(15,131)	(9,358)
LOSS BEFORE INCOME TAXES	(5,790)	(229,676)	(52,422)
INCOME TAXES	(631)	(536)	(3)
NET LOSS	(6,421)	(230,212)	(52,425)
Net income attributable to non-controlling interests	2,770	1,026	(200)
NET LOSS FROM CONTINUED OPERATIONS	(3,651)	(229,186)	(52,625)

DISCONTINUED OPERATIONS
(Loss)/Gain on disposal of discontinued operations	-	811	-
Income/(loss) from discontinued operations	-	(1,072)	3,374
(LOSS)/gain FROM DISCONTINUED OPERATIONS	-	(261)	3,374

NET LOSS ATTRIBUTABLE TO SOS LIMITED	$(3,651)	$(229,447)	$(49,251)

OTHER COMPREHENSIVE (LOSS)/INCOME
Foreign currency translation	5,112	26,063	3,392
TOTAL COMPREHENSIVE (LOSS)/INCOME	$1,461	$(203,384)	$(45,859)

Weighted average number of ordinary shares

Basic	6,728,490,975	3,183,736,378	2,340,462,712
Diluted	6,728,490,975	3,550,792,426	2,775,018,991
LOSS PER SHARE
Basic	$(0.0005)	$(0.0721)	$(0.0251)
Diluted	$(0.0005)	$(0.0721)	$(0.0251)

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(US$ thousands, except share data and per share data, or otherwise noted)

	Ordinary shares				Additional		(Accumulated		Accumulated	Non-	Total
	Class A shares	Class B shares	Treasury stock	Total shares	Par value	Paid-in capital	deficits)/ retained earnings	Statutory Reserve	other comprehensive income	controlling interests	shareholder’s equity
Balance, December 31, 2019	46,051,534	16,409,405	-	62,460,939	$6	$(6)	1,340		(16)	-	1,324
Acquisition of China Rapid Finance	66,700,624	5,935,606	-	72,636,230	7	9,654	-		-	-	9,661
Cash paid by investors pursuant to reverse acquisition	-	-	-	-	-	1,000	-		-	-	1,000
Issuance of Class A Ordinary Shares and warrant closed on July 1, 2020, August 27, 2020, November 3, 2020	186,363,343	-	-	186,363,343	19	38,425	-		-	-	38,444
Issuance of Class A Ordinary Shares and warrant closed on 23/12/2020	52,000,000	-	(26,000,000)	26,000,000	3	3,575	-		-	-	3,578
Share based compensation granted to management	2,501,484	2,123,641	-	4,625,125	1	952	-		(2)	-	951
Net loss	-	-	-	-	-	-	(7,509)		-	-	(7,509)
Foreign currency translation	-	-	-	-	24	-	94		756	-	874
Disposition of discontinued operation							11,913				11,913
										-
Balance, December 31, 2020	353,616,985	24,468,652	(26,000,000)	352,085,637	$60	$53,600	$5,838		$738	$-	$60,236
Share-based compensation	47,587,500	73,253,873	-	120,841,373	12	33,141	-		-	-	33,153
Issuance of Class A Ordinary Shares and warrant	2,636,058,227	-	(670,800,000)	1,965,258,227	228	585,611	-		-	-	585,839
Foreign currency translation	-	-	-	-	-	-	-		3,392	-	3,392
Net loss	-	-	-	-	-	-	(52,625)		-	200	(52,425)
Disposition of discontinued operation							3,374				3,374
Balance, December 31, 2021	3,037,262,712	97,722,525	(696,800,000)	2,438,185,237	$300	672,352	(43,413)		4,130	200	633,569
Share-based compensation	287,611,141	100,440,000	-	388,051,141	39	14,675	-	-	-	-	14,714
Issuance of Class A Ordinary Shares and warrant	357,500,000	-	-	357,500,000	36	18,427	-	-	-	-	18,463
Foreign currency translation adjustments	-	-	-	-	(1)	34	-	-	(27,530)	-	(27,497)

Appropriation of statutory reserve	-	-	-	-	-	-	(59)	59	-	-	-
Disposition of discontinued operation	-	-	-	-	-	-	(261)	-	-	-	(261)
Net loss	-	-	-	-	-	-	(229,186)	-	-	(1,026)	(230,212)
Balance, December 31, 2022	3,682,373,853	198,162,525	(696,800,000)	3,183,736,378	374	705,488	(272,919)	59	(23,400)	(826)	408,776
Share-based compensation	458,653,597	500,400,000	-	2,917,634,597	95	7,169	-	-	-	-	7,264
Issuance of Class A Ordinary Shares and warrant	1,958,581,000	-	-	1,958,581,000	196	17,688	-	-	-	-	17,884
Net loss	-	-	-	-	-	-	(3,651)	-	-	(2,770)	(6,421)
Disposition of continued operation	-	-	-	-	-	-	-	-	-	(18)	(18)
Appropriation of statutory reserve	-	-	-	-	-	-	(102)	102	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(5,112)	-	(5,112)
	6,099,608,450	698,562,525	(696,800,000)	6,101,370,975	665	730,345	(276,672)	161	(28,512)	(3,614)	422,373

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ thousands, except share data and per share data, or otherwise noted)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,651)	$(229,447)	$(49,251)
Net loss from continuing operation	(3,651)	(229,186)	(52,625)
Net loss from discontinued operation	-	(261)	3,374
Adjustments for:
Depreciation of property, plant and equipment	4,975	7,960	4,007
Depreciation of right-of-use asset	800	693	843
Share-based compensation	7,264	14,714	33,537
Accretion of finance leases	32	75	152
Allowance for doubtful accounts - accounts receivable	451	(500)	963
Allowance for doubtful accounts - other receivables	228	170,842	269
Impairment of intangible assets	970	8,425	925
Impairment of mining equipment	4,455	25,043	-
Inventory impairment	194	16,786	-
Adjustments, total	19,369	244,038	40,696

Changes in operating assets and liabilities:
Accounts receivable	1,172	17,911	(19,843)
Investment securities	(307)	-	-
Other receivables	(25,194)	(60,083)	(161,933)
Amount due from related parties	29,456	(53,732)	(32,306)
Inventories	13,204	(5,267)	(60,587)
Intangible assets	(15,960)	(329)	(14,502)
Accrued liabilities	(5,193)	1,076	19,309
Tax (recoverable)/payable	1,247	3,650	(6,099)
Accounts payable	(94)	1,458	11,376
Other payables	(4,795)	5,760	5,321
Amount due to related parties	998	607	26
Lease liabilities	(544)	921	-
Net cash generated from/(used in) operating activities from continuing operations	9,708	(73,176)	(271,167)
Net cash generating from discontinued operating activities	-	261	52,604
Net cash generated from/(used in) operating activities	9,708	(72,915)	(218,563)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	-	(16,030)	(31,943)
Net cash used in investing activities from continuing operations	-	(16,030)	(31,943)
Net cash used in investing activities from discontinued operation	-	-	(1,091)
Net cash used in investing activities	-	(16,030)	(33,034)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of principle portion of lease liabilities	(288)	(768)	(1,764)
Proceed from share issuance, net of issuance costs	17,884	18,463	585,839
Proceeds from disposal of subsidiaries	-	17,000	-
Net cash generated from financing activities	17,596	34,695	584,075

EFFECT OF EXCHANGE RATES ON CASH	(7,619)	(24,283)	1,825

NET CHANGES IN CASH AND CASH EQUIVALENTS	19,685	(78,533)	334,303
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	259,492	338,025	3,722
CASH AND CASH EQUIVALENTS, END OF YEAR	$279,177	$264,434	$338,025
LESS: CASH AND CASH EQUIVALENTS, FROM THE DISCONTINUED OPERATIONS	$-	$4,942	$10,899

Supplemental cash flow information
Cash paid for income tax	684	1,032	3,480
Purchases of USDT from a third party exchange platform	-	-	65,000
Payment of deposits on equipment in USDT	-	-	(65,000)

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The accompanying consolidated financial statements reflect the activities of SOS Limited and each of the following entities:

Name	Background
SOS Information Technology New York Inc.	A New York company Incorporated on July 15, 2020 A holding company	SOS NY

Yong Bao Two Ltd.	A British Virgin Island company Incorporated on February 29, 2020 A holding company	YBT

Canada XX Exchange Ltd.	Digital asset exchange platform	Canada XX

US XX Exchange Ltd.	Digital asset exchange platform	US XX

Future Technology Global Ltd. (HK)	A 100% subsidiary of SOS Information Technology Co., Ltd.	Future Technology

FDW Limited	A 100% subsidiary of SOS Ltd.	FDW Limited

China SOS Ltd.	A Hong Kong limited liability company Incorporated on June 19, 2019 A holding company	China SOS

FD LLC	A 51% owned JV with Niagara Development LLC	FD LLC

Qingdao SOS Investment Management Co., Ltd.	A 100% subsidiary of China SOS Limited, a WOFE	WFOE

Qingdao SOS Investment LLP	A 99% subsidiary of Qingdao SOS Investment Management Co., Ltd.(PRC)	Qingdao SOS

SOS Auto Service Co., Ltd.	A 99% subsidiary of Qingdao SOS Investment Management Co., Ltd.(PRC)	Other Subsidiary

SOS Industrial Holding Co., Ltd.	A VIE of Qingdao SOS Management Consulting Co., Ltd.	VIE

Inner Mongolia SOS Insurance Agency Co., Ltd.	A 100% subsidiary of SOS Information Technology Co., Ltd, which operates insurance brokerage business within Inner Mongolia region	Other Subsidiary

Common Prosperity Technology Co., Ltd.	A 50% subsidiary of SOS International Trading Co., Ltd. and another 50% owned by Qingdao SOS Investment LLP	Other Subsidiary

SOS International Trading Co., Ltd.	A 100% subsidiary of SOS Information Technology Co., Ltd.	Other Subsidiary

SOS Ronghe Digital Technology Co., Ltd. (PRC)	A 69% subsidiary of SOS Information Technology Co,. Ltd.	Other Subsidiary

Weigou International Trading Co., Ltd.	A 99% subsidiary of Qingdao Investment LLP	Other Subsidiary

Shuyun International Trading Co., Ltd.	A 99% subsidiary of Qingdao Investment LLP	Other Subsidiary

Chexiaoer Technology Co., Ltd.	A 25% subsidiary of Qingdao Investment LLP and A 30% owned by SOS Auto Service Co., Ltd.	Other Subsidiary

Hebei S Cloud Enterprise Management Co., Ltd.	A 99% subsidiary of Future Digital Investment Ltd.(Hong Kong)	Other Subsidiary

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $28,510,734, $23,618,746, as of December 31, 2023, 2022, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2023, 2022 were translated at 7.0999, 6.8972 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2023, 2022 and 2021 were 7.0809 RMB, 6.7290 RMB and 6.4512 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Depreciation method	Estimated useful lives
Office equipment, fixtures and furniture	Straight-line	5 years
Computer	Straight-line	3 years
Motor vehicles	Straight-line	5 years

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

Goodwill

Goodwill of $71,977 was recognized as of December 31, 2020 in connection with the transaction of SOS IT acquiring Inner Monogolia SOS Agency Co. Ltd. In future years, the Company will complete an annual impairment test for goodwill that includes an assessment of qualitative factors including, but not limited to, macroeconomic conditions, industry and market conditions, and entity specific factors such as strategies and financial performance. The Company will perform annual impairment tests as of December 31, 2021 or earlier if indicators of impairment exist. There were no indicators of goodwill impairment as of December 31, 2023.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2023, 2022 and 2021, $4.5m, $22.2m and nil impairment of long-lived assets was recognized respectively.

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

Non-recurring measurement of fair value

The Company accounts for its digital currencies as indefinite-lived intangible assets in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other. The Company’s digital currencies are initially recorded at fair value upon receipt (or “carrying value”). On a quarterly basis, they are measured at carrying value, net of any impairment losses incurred since receipt. Pursuant to guidance from ASC 820, Fair Value Measurement, the Company is required to determine the non-recurring fair value measurement used to determine impairment of the digital currencies held on the balance sheet. The Company will record impairment losses as the fair value falls below the carrying value of the digital currencies. The digital currencies can only be marked down when impaired and not marked up when their value increases. The resulting carrying value represents the fair value of the asset. The last impairment date for the digital currencies was December 31, 2023. The Company had an outstanding carrying balance of digital assets of approximately $21,396,100 and $6,406,078 in 2023 and 2022, net of impairment losses incurred of 1,035,334 and $8,424,858 for the year ended December 31, 2023 and 2022, respectively. As of December 31, 2023, 675.65 units of bitcoin held as digital currencies is about $17,871,099 fair value and 2,949.79 units of ethereum held as digital currencies is approximately $3,525,001 fair value.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023 and 2022, there are 6,728,490,975 and 3,550,792,426 dilutive shares, respectively.

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Impact of Recently Issued Accounting Pronouncements

The accounting standards that the Company adopted beginning January 1, 2023 did not have a significant impact on its consolidated financial statements.

Impact of Recently Issued Accounting Pronouncements Not Yet Effective

Segment Reporting (Topic 280).

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) and Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Company does not expect to adopt ASU No. 2023-07 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Income Taxes (Topic 740)

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company does not expect to adopt ASU No. 2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	December 31, 2023	December 31, 2022
Accounts receivable	$930	$2,491
Allowance for doubtful accounts	(121)	(59)
Total accounts receivable, net	$809	$2,432

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$59	$970
Addition	62	(911)
Ending balance	$121	$59

4.	OTHER RECEIVABLES, NET

Other receivables consist of the following:

	December 31, 2023	December 31, 2022
Deposit to non-trade suppliers	$51,315	$8,420
Loan receivable	18,553	13,950
Prepayments	172,996	203,465
Advance to employees	-	11
Allowance for doubtful accounts	(162,894)	(170,842)
Total other receivables, net	$79,970	$55,004

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$170,842	$654
Addition	228	170,842
Reverse	(8,176)	(654)
Ending balance	$162,894	$170,842

5.	INVENTORIES

Inventories consist of the following:

	Year ended	Year ended
	December 31,	December 31,
	2023	2022
Finished goods	$33,069	$63,059
Impairment loss	(194)	(16,786)
Total Inventory, net	32,875	46,273

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

6.	OPERATING LEASE LIABILITIES

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

Operating lease expense for the years ended December 31, 2023, 2022 and 2022 was $551,041, $1,221,081, and $996,614, respectively.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of Balance Sheet	December 31, 2023	December 31, 2022
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$377	$921

Current operating lease liabilities	Operating lease liabilities - current	$377	$544
Non-current operating lease liabilities	Operating lease liabilities	-	377
Total operating lease liabilities		$377	$921

Weighted average remaining lease term (in years):
Operating leases			0.67

Weighted discount rate:
Operating leases			4.75%

Maturities of lease liabilities were as follows:

2023
2024	$384
2025	-
2026	-
2027	-
Total	384
Less: Amount representing interest	7
Present value of future minimum lease payments	377
Less: Current obligations	377
Long-term obligations	$-

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31, 2023	December 31, 2022
Office equipment, fixtures and furniture	$48,475	$47,620
Computer	24,000	-
Motor vehicle	170	173
Less: Accumulated depreciation	(17,894)	(12,992)
Less: Impairment	(26,703)	(22,248)
Total	$28,048	$12,553

The depreciation expenses for the years ended December 31, 2023, 2022 and 2021 was $5.0 million, $8.0 million and $4.0 million, respectively.

Mining equipments were fully impaired in fiscal 2023.

8.	INTANGIBLE ASSETS

Intangible assets consist of the following:

Balance as of December 31, 2021	$14,502
Additions of intangible assets	329
Less: Impairment losses	(8,425)
Balance as of December 31, 2022	6,406
Additions of intangible assets	16,025
Less: Impairment losses	(1,035)
Balance as of December 31, 2023	$21,396

9.	OTHER PAYABLES

Other payables consist of the following:

	December 31, 2023	December 31, 2022
Payables to non-trade vendors and service providers	$6,060	$5,531
Accrued salary	13	2
Others	1,419	5,548
	$7,492	$11,081

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Amount due from related parties

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2023	December 31, 2022
Yongbao Insurance Agency Co., Ltd. and subsidiaries	Common shareholder	Inter-transaction	Repayment in demand	$507	$5,800
Wang Yaxian	Shareholder of the Company	Other receivables	Repayment in demand	3,550	3,550
Feng Weidong	CTO of the Company	Other receivables	Repayment in demand	3,550	3,550
Wu Xianlong	Director of a subsidiary	Account receivables & Other receivables	Repayment in demand	1,900	1,900
Qingdao SOS Industry Holding Co, Ltd	Related Party	Other receivables	Repayment in demand	30,075	54,238
				$39,582	$69,038

Amount due to related parties

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2023	December 31, 2022
Wang Yilin	Director of China SOS	Account payables	Repayment in demand	1	3
Wu Wenbin	Non-executive director	Account payables	Repayment in demand	25	25
Li Sing Leung	CFO of the Company	Other payables	Repayment in demand	8	8
Wang Yaxian	Shareholder of the Company	Other payables	Repayment in demand	1,000	-
Qingdao SOS Industry Holding Co, Ltd.	Related Party	Other payables	Repayment in demand	607	607

				$1,641	$643

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

11.	TAXES

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

SOS IT obtained the “high-tech enterprise” tax status since 2020, which reduced its statutory income tax rate to 15% in 2020.

Significant components of the provision for income taxes are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Current	$631	$536	$3
Income tax expenses	$631	$536	$3

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended December 31,	Year ended December 31,
	2023	2022
China statutory income tax rate	25%	25%
Preferential tax rate reduction	(25)%	(26)%
Permanent difference	-%	1%
Effective tax rate	-%	-%

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

11.	TAXES - continued

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2023 and 2022. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2023.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 6%.

Taxes recoverable consisted of the following:

	December 31, 2023	December 31, 2022
VAT taxes recoverable	$(1,115)	$(2,436)
Corporate income tax recoverable	(149)	(98)
Other taxes payable	62	85
Total	$(1,202)	$(2,449)

12.	CONCENTRATION OF RISK

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

Ordinary shares

SOS Limited was established under the laws of Cayman Islands on August 18, 2015. The authorized number of ordinary shares is 6,000,000,000, comprising of 6,099,608,450 Class A ordinary shares with a par value of $0.0001 per Class A ordinary share, and 698,562,525 Class B ordinary shares with a par value of $0.0001 per Class B ordinary share.

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

On October 2, 2023, the Company entered into certain securities purchase agreement with certain non-U.S. Persons as defined in Regulation S of the Securities Act of 1933, pursuant to which the Company agreed to sell an aggregate of 39,171,620 units (the “Units”), each Unit consisting of one Class A Ordinary Share of the Company, par value $0.005 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.57069 per Share, or approximately $5.71 per American depositary share of the Company (“ADS”), at a price of 0.45655 per Unit, or approximately $4.57 per ADS, for an aggregate purchase price of approximately $17.88 million (the “Offering”). The Offering closed on October 17, 2023.

For year ended December 31, 2023, the shareholders did not exercise any outstanding warrants.

The Company’s outstanding warrants are classified as equity since they qualify for exemption from derivative accounting as they are considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants were recorded as additional paid-in capital from common stock.

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2023:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2021	$699,178,353	$0.266
Issued	-	-
Exercised	-	-
Repurchased	-	-
Warrants outstanding, as of December 31, 2022	$699,178,353	$0.266
Issued	$39,171,620	$0.57
Exercised	-	-
Repurchased	-	-
Warrants outstanding, as of December 31, 2023	$738,349,973	$0.57

*	Warrants in ordinary shares

Warrants Outstanding	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life

August 27, 2020 Warrants	1,071,600	$13.5	5 years
November 3, 2020 Warrants	1,306,753	$14.05	5 years

February 24, 2021 Warrants	23,880,000	$7.00	5 years
February 11, 2021 Warrants	16,500,000	$5.00	5 years

February 18, 2021 Warrants	4,300,000	$10.00	5 years
March 29, 2021 Warrants	25,000,000	$5.00	5 years
October 2, 2023	39,171,620	0.57	5 years

*	Warrants in ordinary shares

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

14.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has entered into two agreements for leasehold improvements on the office premises. As of December 31, 2023, the Company did not enter any new lease contract with any parties, the new commitment is nil.

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

There is an on-going case Number of 1:23cv02581 in District Court, Estern District Court of New York on April 5, 2023: TRUE NORTH FINANCIAL LLC, TNA CAPITAL INC., TNA CAPITAL LLC, AND MICHAEL JALIMAN, Plaintiffs VS SOS LIMITED AND YANDAI WANG, Defendants alleging breaching of fiduciary duties in disposing off legacy business of P2P from the year of 2020 onwards .It’s difficult to determine a contingent liability at this time, because the Company does not even have a formal Complaint yet to use to determine the amount of the requested damages, or to discuss the validity of any claims. The plaintiff made a set of request of production of documents to the Company on February 29, 2024. The Company is proactively in consultation with its litigation legal counsel to response to it accordingly and appropriately.

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

Disaggregated information of revenues by business lines are as follows:

	FY 2023		FY 2022		FY 2021
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Commodity trading	68,409	74.1%	255,586	98.3%	275,204	94.6%
Cryptocurrency mining	18,898	20.4%	329	0.1%	15,427	5.3%
Other	5,109	5.5%	4,113	1.6%	159	0.1%
Total	92,416	100.0%	260,026	100.0%	290,790	100.0%

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2023	2022	2021
Reportable segment revenues	$92,416	$260,026	$290,790
Revenue, net – Commodity trading	68,456	255,575	268,489
Revenue, net – Others	24,592	5,971	23,018
Eliminations	(632)	(1,520)	(717)
Cost of revenues	(78,234)	(270,597)	(277,879)
Cost of revenues-Commodity trading	(68,983)	(250,301)	(264,764)
Cost of revenues-Others	(9,883)	(20,296)	(13,114)
Eliminations	632	-	(1)

Reconciling Items
Selling, general and administrative	(7,081)	(189,521)	(19,064)
Depreciation and amortization	(4,975)	(7,960)	(4,007)
Impairment of intangible assets	(970)	(8,425)	(925)
Interest income	-	424	-
Other expense	(978)	(15,131)	(9,358)
Current income tax expense	(631)	(536)	(3)
Net loss	(6,421)	(230,212)	(52,425)

Note Revenue - net, others refers to revenue generated from cryptocurrency mining and other revenue

The following financial information has been prepared to illustrate the consolidated financial position as at December 31, 2022 and 2023 and cash flows and profit or loss and other comprehensive income for the years ended December 31, 2022 and 2023 for (i) SOS Ltd; (ii) China SOS Ltd.; (iii)WFOE; (iv) VIE; (v) Subsidiaries outside China (vi)Subsidiaries inside China. The financial information of SOS Ltd. has been extracted from: SOS Ltd’s audited consolidated statements of financial position as of December 31, 2022 and 2023, and the related consolidated statements of profit or loss and other comprehensive income and cash flows for the years ended December 31, 2021, 2022 and 2023 and the related notes, included elsewhere in this annual report.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-23
					Subsidiaries	Subsidiaries		China SOS			Inter-	Subsidiaries Outside	Subsidiaries Inside
	SOS Ltd	China SOS Ltd	WFOE	VIE	Outside China	Inside China	SOS Ltd. Adjustment(a)	Ltd Adjustment(a)	WFOE Adjustment	VIE Adjustment	company Elimination	China Adjustment(b)	China Adjustment	SOS Ltd. Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES -net	-	-	-	-	21,895	71,153	-	-	-	-	(632)	-	-	92,416
COST OF REVENUES	-	-	-		7,225	71,641	-	-	-	-	(632)	-	-	78,234
GROSS PROFIT	-	-	-	-	14,670	(488)	-	-	-	-	-	-	-	14,182
OPERATING EXPENSES:
General and administrative	4,047	(1,151)	68	-	7,457	637	-	-	-	-	-	-	-	11,058
Share-based compensation	7,264	-	-		-	-	-	-	-	-	-	-	-	7,264
Selling expense	-	-	-	-	-	672	-	-	-	-	-	-	-	672
Profit (Loss) on evaluation
Total operating expenses	11,311	(1,151)	68	-	7,457	1,309	-	-	-	-	-	-	-	18,994
INCOME FROM OPERATIONS
OTHER INCOME(EXPENSE):	-	67	1	-	205	(1,251)	-	-	-	-	-	-	-	(978)
Loss on acquisition
Other income(expense), net	-	67	1	-	205	(1,251)	-	-	-	-	-	-	-	(978)
Total other (expenses) income, net	-	67	1	-	205	(1,251)	-	-	-	-	-	-	-	(978)
Income from investments
INCOME(LOSS) BEFORE INCOME TAXES	(11,311)	1,218	(67)	-	7,418	(3,048)	-	-	-	-	-	-	-	(5,790)
INCOME TAXES						631								631
NET INCOME(LOSS) - CONTINUING OPERATION	(11,311)	1,218	(67)	-	7,418	(3,679)	-	-	-	-	-	-	-	(6,421)
Non-controlling interest	-	-	-	-	2,777	(7)	-	-	-	-	-	-	-	2,770
DISCONTINUED OPERATIONS:
Gain from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income from disposal of discontinued operations
GAIN FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Equity earnings in subs outside China	(11,311)	1,218	(67)	-	10,195	-	-	-	-	-	-	-	-	35
Equity earnings in subs and VIES inside China	-	-	-	-	-	(3,686)	-	-	-	-	-	-	-	(3,686)
NET PROFIT(LOSS)	(11,311)	1,218	(67)	-	10,195	(3,686)	-	-	-	-	-	-	-	(3,651)

OTHER COMPREHENSIVE INCOME(LOSS)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment - net of tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-
COMPREHENSIVE INCOME(LOSS)	-	-	-	-	-	-	-	-	-	-	-	-	-	-

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
	SOS Ltd	China SOS Ltd	WFOE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	SOS Ltd. Adjustment(a)	China SOS Ltd Adjustment (a)	WFOE Adjustment	VIE Adjustment	Inter- company Elimination	Subsidiaries Outside China Adjustment(b)	Subsidiaries Inside China Adjustment	Conso Working	SOS Ltd. Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES -net	-	212	-	-	424	260,911	-	-	-	-	(1,521)	-	-	260,026	260,026
COST OF REVENUES	-	3,273	-	-	14,311	253,013	-	-	-	-	-	-	-	270,597	270,597
GROSS PROFIT	-	(3,061)	-	-	(13,887)	7,898	-	-	-	-	(1,521)	-	-	(10,571)	(10,571)
OPERATING EXPENSES:
General and administrative	12,623	95,343	(59)		64,190	10,128	-	-	-	-	(1,521)	-	-	180,704	180,704
Share-based compensation	14,714	-	-	-	-	-	-	-	-	-	-	-	-	14,714	14,714
Selling expense	-	-	-	-	-	8,556	-	-	-	-	-	-	-	8,556	8,556
Profit (Loss) on evaluation
Total operating expenses	27,337	95,343	(59)	-	64,190	18,684	-	-	-	-	(1,521)	-	-	203,974	203,974
INCOME FROM OPERATIONS
OTHER INCOME(EXPENSE):	53	(16,111)	(59)		(1,630)	2,192	-	-	-	-	-	-	-	(15,555)	(15,555)
Loss on acquisition
Other income(expense),net	53	(16,111)	(59)	-	(1,630)	2,192	-	-	-	-	-	-	-	(15,555)	(15,555)
Interest expense	-	-	-	-	424	-	-	-	-	-	-	-	-	424	(424)
Total other (expenses) income, net	-	-	-	-	-	-	-	-	-	-	-	-	-	(15,131)	(15,131)
Income from investments
INCOME(LOSS) BEFORE INCOME TAXES	(27,284)	(114,515)	-	-	(79,283)	(8,594)	-	-	-	-	-	-	-	(229,676)	(229,676)
INCOME TAXES	-	-	-	-	-	536	-	-	-	-	-	-	-	536	536
NET INCOME(LOSS) - CONTINUING OPERATION	(27,284)	(114,515)	-	-	(79,283)	(9,130)	-	-	-	-	-	-	-	(230,212)	(230,212)
Non-controlling interest	-	-	-	-	1,040	(14)	-	-	-	-	-	-	-	1,026	1,026
DISCONTINUED OPERATIONS:
Gain from discontinued operations	17,000	-	-	-	-	(16,189)	-	-	-	-	-	-	-	811	(261)
Income from disposal of discontinued operations	-	-	-	-	-	(1,072)	-	-	-	-	-	-	-	(1,072)	-
GAIN FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-	-	-	-	-	-	-	-	(261)	(261)

Equity earnings in subs outside China	(10,284)	(114,515)	-	-	(78,243)	-	-	-	-	-	-	-	-	-	(203,043)
Equity earnings in subs and VIES inside China	-	-	-	-	-	(26,405)	-	-	-	-	-	-	-	-	(26,405)
NET PROFIT(LOSS)	(10,284)	(114,515)	-	-	(78,243)	(26,405)	-	-	-	-	-	-	-	(229,447)	(229,447)

OTHER COMPREHENSIVE INCOME(LOSS)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment - net of tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
COMPREHENSIVE INCOME(LOSS)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-23
		China			Subsidiaries	Subsidiaries	SOS Ltd.						China SOS
	SOS Ltd.	SOS Ltd.	WOFE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Adjustment (c)	Adjustment (d)	Adjustment (e)	Adjustment (f)	Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	19,447	156,811	859	-	54,990	47,070	-	-	-	-	-	-	-	-	-	279,177
Investment securities	-	-	-	-	-	307	-	-	-	-	-	-	-	-	-	307
Accounts receivable, net	-	-	-	-	231	578	-	-	-	-	-	-	-	-	-	809
Other receivables - net	7,203	490	-	-	2,270	217,042	-	-	-	-	-	-	(147,035)	-	-	79,970
Amount due from related parties	-	900	-	-	8,100	30,582	-	-	-	-	-	-	-	-	-	39,582
Inter-company receivable	128,413	22,213	286,198	-	(146,707)	(325,302)	35,185	-	-	-	-	-	-	-	-	-
Inventory	-	-	-	-	-	32,875	-	-	-	-	-	-	-	-	-	32,875
Intangible assets	-	6,289	-	-	15,107	-	-	-	-	-	-	-	-	-	-	21,396
Tax recoverable	16	-	-	-	1	1,262	-	-	-	-	-	-	-	-	-	1,279
Total current assets	155,079	186,703	287,057	-	(66,008)	4,414	35,185	-	-	-	-	-	(147,035)	-	-	455,395
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	377	-	-	-	-	-	-	-	-	-	-	377
Property equipment and software, net	-	3,425	-	-	24,557	66	-	-	-	-	-	-	-	-	-	28,048
Goodwill	-	-	-	-	-	72	-	-	-	-	-	-	-	-	-	72

Long-term investments																-
Investment in WFOE	-	314,335	(314,335)	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	-	(64,794)	-	-	64,794	-	-	-	-	-	-	-	-	-	-	-
Total non-current assets	-	252,966	-314,335	-	89,728	138	-	-	-	-	-	-	-	-	-	28,497
Total assets	155,079	439,669	(27,278)	-	23,720	4,552	35,185	-	-	-	-	-	(147,035)	-	-	483,892
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,359	-	-	24,327	1,054	-	-	-	-	-	-	-	-	-	36,740
Amount due to related parties	1,015	-	-	-	19	607	-	-	-	-	-	-	-	-	-	1,641
Operating lease liability-current	-	-	-	-	377	-	-	-	-	-	-	-	-	-	-	377
Advance from customers	-	-	-	-	-	15,192	-	-	-	-	-	-	-	-	-	15,192
Tax payable	-	-	-	-	2	75	-	-	-	-	-	-	-	-	-	77
Other payables	241	153,976	-	-	7,161	90	-	-	-	-	-	-	(153,976)	-	-	7,492
Total current liabilities	1,256	165,335	-	-	31,886	17,018	-	-	-	-	-	-	(153,976)	-	-	61,519
Total non-current liability	-	-	-	-	-	-	-	-	-	-			-	-	-	-
Total liabilities	1,256	165,335	-	-	31,886	17,018	-	-	-	-	-		(153,976)	-	-	61,519
Non-controlling interest	-	-	-	-	(3,619)	5	-	-	-	-	-	-	-	-	-	(3,614)
Shareholder’s equity
Paid up capital	54,301	387,283	-	-	70,951	(511,886)	16	-	-	-	-	-	-	-	-	665
Additional paid-in capital	177,227	-	-	-	-	513,953	39,165	-	-	-	-	-	-	-	-	730,345
Statutory Reserve	-	-	-	-	-	161	-	-	-	-	-	-	-	-	-	161
Retained earnings	(77,705)	(112,949)	-	-	(75,498)	(10,520)	-	-	-	-	-	-	-	-	-	(276,672)
Accumulated other comprehensive income (loss)	-	-	(27,278)	-	-	(4,179)	(3,996)	-	-	-	-	-	6,941	-	-	(28,512)
Total Shareholders’ equity	153,823	274,334	(27,278)	-	(4,547)	(12,471)	35,185	-	-	-	-	-	6,941	-	-	425,987
Total Liabilities and shareholders’ equity	155,079	439,669	-27,278	-	23,720	4,552	35,185	-	-	-	-	-	-147,035	-	-	483,892

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
											Inter-	Subsidiaries	Subsidiaries
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	SOS Ltd. Adjustment(a)	China SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	company elimination (g)	Outside China Adjustment	Inside China Adjustment	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	7,193	154,568	883	-	41,049	55,799	-	-	-	-	-	-	-	259,492
Accounts receivable, net	-	-	-	-	16	2,416	-	-	-	-	-	-	-	2,432
Other receivables - net	(4,741)	-	11	-	(2,100)	49,054	-	-	-	-	(902)	-	-	55,004
Amount due from related parties	17,000	900	-	-	8,100	43,038	-	-	-	-	-	-	-	69,038
Inter-company receivable	151,010	24,989	294,670	-	(135,864)	(334,805)	-	-	-	-	-	-	-	-
Inventory	-	-	-	-	-	46,273	-	-	-	-	-	-	-	46,273
Tax recoverable	16	-	-		(7)	2,534	-	-	-	-	-	-	-	2,543
Intangible assets	-	6,289	-	-	117	-	-	-	-	-	-	-	-	6,406
Total current assets	179,960	186,746	295,564	-	(84,489)	(135,691)	-	-	-	-	(902)	-	-	441,188
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	921	-	-	-	-	-	-	-	-	921
Property equipment and software, net	-	4,462	-	-	7,999	92	-	-	-	-	-	-	-	12,553
Goodwill	72													72
Long-term investments	(19)	-	-	-	-	19	-	-	-	-	-	-	-	-
Investment in subsidiaries outside China	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in WFOE	(314,335)	314,335	-	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	(64,794)	-	-	-	64,794	-	-	-	-	-	-	-	-	-
Total non-current assets	(379,076)	318,797	-	-	73,714	111	-	-	-	-	-	-	-	13,546
Total assets	(199,116)	505,543	295,564	-	(10,775)	(135,580)	-	-	-	-	(902)	-	-	454,734

LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,359	-	-	406	1,069	-	-	-	-	-	-	-	12,834

Amount due to related parties	622	--	1	-	19	1	-	-	-	-	-	-	-	643
Operating lease liability-current	-	-	-	-	544	-	-	-	-	-	-	-	-	544
Advance from customers	-	-	-	-	-	20,385	-	-	-	-	-	-	-	20,385
Payroll payable	-	-	-	-	-	2	-	-	-	-	-	-	-	2
Tax payable	-	-	-	-	2	92	-	-	-	-	-	-	-	94
Other payables	241	153,976	-	-	6,693	(148,929)	-	-	-	-	(902)	-	-	11,079
Total current liabilities	863	165,335	1	-	7,664	(127,380)	-	-	-	-	(902)	-	-	45,581
Operating lease liability-noncurrent	-	-	-	-	377	-	-	-	-	-	-	-	-	377
Total non-current liability	-	-	-	-	377	-	-	-	-	-	-	-	-	377
Total liabilities	863	165,335	1	-	8,041	(127,380)	-	-	-	-	(902)	-	-	45,958
Non-controlling interest	-	-	-	-	(841)	15	-	-	-	-	-	--		(826)
Shareholders’ equity
Paid up capital	(818,741)	452,078	295,491		70,950	596	-	-	-	-	-	-	-	374
Additional paid-in capital	191,536	-	-	-	-	7	-	-	-	-	513,945		-	705,488
Statutory Reserve	513,945	-	-	-	-	59	-	-	-	-	(513,945)			59
Retained earnings	(60,680)	(111,870)	73	-	(88,925)	(11,518)	-	-	-	-	-	-	-	(272,920)
Accumulated other comprehensive income (loss)	(26,039)	-	(1)	-	-	2,641	-	-	-	-	-	-	-	(23,399)
Total Shareholders’ equity	(199,979)	340,208	295,563	-	(17,975)	(8,215)	-	-	-	-	-	-	-	409,602
Total Liabilities and shareholders’ equity	(199,116)	505,543	295,564	-	(10,775)	(135,580)	-	-	-	-	(902)	-	-	454,734

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed consolidated statement of financial position as at December 31, 2021

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
		China			Subsidiaries	Subsidiaries	SOS Ltd.						Inter-	Subsidiaries	SOS Ltd.
	SOS Ltd.	SOS Ltd.	WOFE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Adjustment (c)	Adjustment (d)	Adjustment (e)	Adjustment (f)	company elimination(g)	Inside China Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	12,301	160,091	4,164	2	101,210	49,358	-	-	-	-	-	-	-	-	327,126
Accounts receivable, net	-	-	-	-	-	19,843	-	-	-	-	-	-	-	-	19,843
Other receivables - net	67,962	16,902	-	-	345	477	-	-	-	-	-	-	(79,391)	-	6,295
Amount due from related parties	-	900	-	-	1,000	30,406	-	-	-	-	-	-	-	-	32,306
Inter-company receivable	19,791	(153,855)	311,415	(2)	(19,791)	(196,737)	-	39,179	3,578	-	-	-	-	(3,578)	-
Inventory	-	-	-	-	-	60,587	-	-	-	-	-	-	-	-	60,587
Intangible assets	14,502														14,502
Advance payments	6,400	97,115	-	-	300	55,653	-	-	-	-	-	-	-	-	159,468
Tax recoverable	-	-	-	-	-	6,099	-	-	-	-	-	-	-	-	6,099
Assets related to discontinued operation	-	-	-	-	-	37,281	-	-	-	-	-	-	-	-	37,281
Total current assets	120,956	121,153	315,579	-	83,064	62,967	0	39,179	3,578	-	-	-	(79,391)	(3,578)	663,507
Non-current assets:
Property equipment and	-	9,844	-	-	16,373	-	-	-	-	-	-	-	-	-	26,217
Goodwill	-	-	-	-	-	72	-	-	-	-	-	-	-	-	72
Investment in subsidiaries outside	374,463	-	-		-	-	-	(374,463)	-		-	-	-	-	-
Investment in WFOE	-	310,205	-	-	-	-	(310,205)	-	-		-	-	-	-	-
Investment in China SOS	-	-	-	-	64,794	-	-	-	-		-	(64,794)	-	-	-
Assets related to discontinued operation	-	-	-	-	-	5,504	-	-	-		-	-	-	-	5,504
Total non-current assets	374,463	320,049	-	-	81,167	5,576	(310,205)	(374,463)	-		-	(64,794)	-	-	31,793
Total assets	495,419	441,202	315,579	-	164,231	68,543	(310,205)	(335,284)	3,578	0	-	(64,794)	(79,391)	(3,578)	695,300
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,376	-	-	-	-	-	-	-	-	-	-	-	-	11,376
Amount due to related parties	15	-	2	-	18	-	-	-	-	-	-	-	-	-	35
Advance from customers	-	-	-	-	-	19,309	-	-	-	-	-	-	-	-	19,309
Payroll payable	-	-	-	-	1		-	-	-	-	-	-	-	-	1
Other payables	5,141	(24,896)	47	-	5,093	23,464	-	-	(3,528)	-			-	-	5,321
Liabilities related to discontinued operation	-	-	-	-	-	103,771	-	-	-	-			(79,391)	-	23,771
Total current liabilities	5,156	(13,520)	49	-	5,112	145,935	-	-	(3,528)	-			(79,391)	-	59,813
Liabilities related to discontinued operation	-	-	-	-	-	1,918	-	-	-	-	-	-	-	-	1,918
Total non-current liability	-	-	-	-	-	1,918	-	-	-	-	-	-	-	-	1,918
Total liabilities	5,156	(13,520)	49	-	5,112	147,853	-	-	(3,528)	-	-		(79,391)	-	61,731
Shareholders’ equity		-												-
Paid up capital	427,236	452,076	315,546	-	98,760	(94,351)	(310,205)	(374,448)	7,106		(453,082)	(64,794)		(3,578)	266
Additional paid-in capital	119,147	-	-	-	-	10	-	39,164	-	-	514,065	-	-	-	672,386
Retained earnings	(56,120)	2,646	(16)	-	60,359	14,831	-	-	-	-	(65,113)	-	-	-	(43,413)
Accumulated other comprehensive	-	-	-	-	-	-	-	-	-	-	4,130	-	-	-	4,130
Non-controlling interest	-	-	-	-	-	200	-	-	-	-	-	-	-	-	200
Total Shareholders’ equity	490,263	454,722	315,531	-	159,119	(79,310)	(310,205)	(335,284)	7,106	0	-	(64,794)	-	(3,578)	633,569
Total Liabilities and shareholders’	495,419	441,202	315,579	-	164,231	68,543	(310,205)	(335,284)	3,578	0	-	(64,794)	(79,391)	(3,578)	695,300

Notes

(a)	SOS placed private equity from a number of investors, SOSINT received it on behalf of SOS. This entry represents that SOS is to pick it up by increasing paid-up & additional paid-up capital by going through inter-company account;

(b)	This entry is to eliminate China SOS’s investment in WFOE against WFOE’s paid-up capital, additional paid-up capital and retained earning if any;

(c)	This entry is to eliminate SOS’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(d)	China SOS received financing net of issuance expenses on behalf of SOS. This entry is to increase SOS’s paid-up capital & additional paid-up capital by going through inter-company account to offset other receivables and other payable;

(e)	This entry is to re-classify paid-up capital to additional capital by Register of members reconciliation table and re-classify between retained earnings and additional paid-up capital;

(f)	This entry is to eliminate SOSNY’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(g)	This entry represents an inter-company elimination entry between SOS and SOSNY.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-23
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Subsidiaries Outside China	Subsidiaries inside China	Consolidation Adjustments (a)	Consolidation Adjustments (b)	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(11,311)	1,218	(67)	-	10,195	(3,686)	-		(3,651)
Net (loss) from discontinued operation	-	-	-	-	-	-	-	-	-
Net loss from continuing operation	(11,311)	1,218	(67)	-	10,195	(3,686)	-	-	(3,651)
Adjustments to reconcile net income net cash used in operating activities:
Depreciation of property, plant and equipment	-	-	-	-	-	4,975	-	-	4,975
Depreciation of ROU	-	-	-	-	800	-	-	-	800
Accretion of finance leases	-	-	-	-	32	-	-	-	32
Share-based compensation	7,264	-	-	-	-	-	-	-	7,264
Allowance for doubtful accounts - accounts receivable	-	-	-	-	-	451	-	-	451
Allowance for doubtful accounts - other receivable	180	-	-	-	6	42	-	-	228
Impairment of cryptocurrencies	-	-	-	-	970	-	-	-	970
Impairment of Mining Equipment	-	-	-	-	4,455	-	-	-	4,455
Inventory impairment	-	-	-	-	-	194	-	-	194
Inventory	-	-	-	-	(231)	13,435	-	-	13,204
Changes in operating assets and liabilities
Accounts receivable	-	-	-	-	-	1,172	-	-	1,172
Investment securities	-	-	-	-	-	(307)	-	-	(307)
Other receivables	(9,042)	(242,263)	-	-	(159,763)	(206,265)	592,139	-	(25,194)
Inter-company account	(128,413)	(22,213)	(286,198)	-	144,755	292,069	-	-	-
Amount due from related parties	17,000	-	-	-	-	12,456	-	-	29,456
Intangible assets	-	-	-	-	(15,960)	-	-	-	(15,960)
Accrued liabilities	-		-	-		(5,193)	-	-	(5,193)
Tax payables	-		-	-		1,247	-	-	1,247
Accounts payable	-	-	-	-	(79)	(15)	-	-	(94)
Other payables	-	-	-	-	1,674	149,019	(155,488)	-	(4,795)
Amount due to related parties	393	-	(1)	-	-	606	-	-	998
Lease liability	-	-	-	-	(544)	-	-	-	(544)
Net Cash used in Operating Activities - Continuing Operations	(123,929)	(263,258)	(286,266)	-	(13,690)	260,200	436,651	-	9,708
Net Cash generated from Operating Activities - Discontinued Operations	-	-	-	-	-	54	-	-	54

CASH FLOWS FROM INVESTING ACTIVITIES:						-	-
Purchase of property, equipment and equipment	-	-	-	-	-	-	-		-
Investment in equity	-	-	-	-	-	-			-
Proceed from disposals of discontinued operations	-	-	-	-	-	-	-
Net cash (used in) generated from investing activities	-	-	-	-	-	-	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	17,884	-	-	-	-	-	-	-	17,884
Proceed from private equity placement, net of issuance costs	-	-	-	-	-	-	-		-
Repayment of principle portion of lease liabilities	-	-	-	-	(288)	-	-		(288)
Proceeds from disposal of subsidiaries	-	-	-	-	-	-	-		-
Net cash generated from (used in) financing activities	17,884	-	-	-	(288)	-	-	0	17,596
									-
EFFECT OF EXCHANGE RATES ON CASH	-	-	-	-	-	(7,619)	-		(7,619)

Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	(106,045)	(263,258)	(286,266)	-	(13,978)	252,581	436,651	-	19,685
CASH AND CASH EQUIVALENTTS, beginning of year	7,193	154,568	883	-	41,049	55,799	-		259,492
CASH AND CASH EQUIVALENTTS, end of year	19,447	156,811	859	0	54,990	47,070	-	-	279,177

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Subsidiaries Outside China	Subsidiaries inside China	Consolidation Adjustments(a)	Consolidation Adjustments(b)	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(10,284)	(114,515)	-	-	(78,243)	(26,405)	-	-	(229,447)
Net (loss) from discontinued operation	-	-	-	-	-	(261)	-	-	(261)
Net loss from continuing operation	(10,284)	(114,515)	-		(78,243)	(26,144)	-	-	(229,186)
Adjustments to reconcile net income net cash used in operating activities:									-
Depreciation of property, plant and equipment	-	3,143	-	-	4,783	34	-	-	7,960
Depreciation of ROU	-	-	-	-	693	-	-	-	693
Accretion of finance leases	-	-	-	-	75	-	-	-	75
Share-based compensation	14,714	-	-	-	-	-	-	-	14,714
Allowance for doubtful accounts - accounts receivable	-	-	-	-	-	(500)	-	-	(500)
Allowance for doubtful accounts - other receivable	9,422	92,817	-	-	12,402	56,201	-	-	170,842
Impairment of cryptocurrencies	-	8,425	-	-	-	-	-	-	8,425
Impairment of Mining Equipment	-	7,686	-	-	14,562	2,795	-	-	25,043
Inventory impairment	-	-	-	-	-	16,786	-	-	16,786
Loss on acquisition	-	-	-	-	-	-	-	-	-
Income from disposal of discontinued operations	-	-	-	-	-	-	-	-	-
Inventory	-	-	-		(16)	(5,251)	-		(5,267)
Changes in operating assets and liabilities	-	-	-	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	17,911	-	-	17,911
Other receivables	81,100	(39,738)	-	-	(90,554)	(10,891)	-	-	(60,083)
Inter-company account	(114,793)	(22,757)	(294,669)		132,373	299,846	-	-	-
Amount due from related parties	(20,830)	(113,769)	212,863	(2)	(47,708)	(79,347)	(4,941)	-	(53,732)
Intangible assets	-	(212)	-	-	(117)	-	-	-	(329)
Accrued liabilities	-	-	-	-	-	1,076	-	-	1,076
Tax payables	-	-	-	-	-	3,650	-	-	3,650
Accounts payable	-	-	-	-	407	1,051	-	-	1,458
Other payables	100	178,855	78,525		1,600	(253,320)	-	-	5,760
Amount due to related parties	-	-	-	-	-	607	-	-	607
Contract liabilities	-	-	-	-	-	-	-	-	-
Lease liability	-	-	-	-	921	-	-	-	921
Net Cash used in Operating Activities - Continuing Operations	(40,571)	(65)	(3,281)	(2)	(48,822)	24,504	(4,941)	-	(73,176)
Net Cash generated from Operating Activities - Discontinued Operations	-	-	-	-	-	261	-	-	261

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	(5,458)	-	-	(10,572)	-	-	-	(16,030)
Investment in equity									-
Proceed from disposals of discontinued operations	-	-	-	-	-	-	-	-	-
Net cash (used in) generated from investing activities	-	(5,458)	-	-	(10,572)	-	-	-	(16,030)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	18,463	-	-	-	-	-	-	-	18,463
Repayment of principle portion of lease liabilities	-	-	-	-	(768)	-	-	-	(768)
Proceeds from disposal of subsidiaries	17,000	-	-	-	-	-	-	-	17,000
Net cash generated from (used in) financing activities	35,463	-	-	-	(768)	-	-	-	34,695
									-
EFFECT OF EXCHANGE RATES ON CASH	-	-	-	-	-	(24,283)	-	-	(24,283)

Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	(5,108)	(5,523)	(3,281)	(2)	(60,162)	482	(4,941)	-	(78,533)
CASH AND CASH EQUIVALENTTS, beginning of year	12,301	160,091	4,164	2	101,210	60,259	-	-	338,025
CASH AND CASH EQUIVALENTTS, end of year	7,193	154,568	883	-	41,048	60,742	-	-	264,434

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed consolidated statement of cash flow as at December 31, 2021

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Subsidiaries Outside China	Subsidiaries inside China	Consolidation Adjustments(a)	Consolidation Adjustments(b)	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(54,250)	2,648	(12)	3	(10,584)	911	-	12,033	(49,251)
Net income from discontinued operation	-	-	-	-	-	3,374	-	-	3,374
Net (loss)/income from continuing operation	(54,250)	2,648	(12)	3	(10,584)	(2,463)	-	12,033	(52,625)
Adjustments to reconcile net income net cash used in operating activities:									-
Depreciation of property, plant and equipment	-	-	-	-	-	4,007	-	-	4,007
Depreciation of ROU	-	-	-	-	-	843	-	-	843
Share-based compensation	33,537	-	-	-	-	-	-	-	33,537
Accretion of finance leases	-	-	-	-	-	152	-	-	152
Allowance for doubtful accounts - accounts receivable	-	-	-	-	-	963	-	-	963
Allowance for doubtful accounts - other receivable	-	-	-	-	-	269	-	-	269
Impairment of cryptocurrencies	-	-	-	-	925	-	-	-	925
Accounts receivable	-	-	-	-	-	(19,843)	-	-	(19,843)
Other receivables	(9,522)	(99,516)	-	-	(595)	(52,300)	-	-	(161,933)
Inter-company account	(99,132)	128,855	(311,415)	-	84,650	197,042	-	-	-
Amount due from related parties		(900)	(2)		1,000	(32,404)			(32,306)
Intangible assets	-	(14,502)	-	-	-	-	-	-	(14,502)
Accrued liabilities	-	-	-	-	3	19,306	-	-	19,309
Inventory	-	-	-	-	-	(60,587)	-	-	(60,587)
Tax payables	-	-	-	-	-	(6,099)	-	-	(6,099)
Accounts payable	-	11,359	-	-	-	17	-	-	11,376
Other payables	5,141	121	47	-	-	12	-	-	5,321
Amount due to related parties	15	-	-	-	9	2	-	-	26
Net cash (used in) generated from operating activities	(124,211)	28,065	(311,382)	3	75,408	48,917	-	12,033	(271,167)
Net cash (used in) in generating from discontinued operating activities:	-	-	-	-	-	52,604	-	-	52,604

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	(11,358)	-	-	(16,922)	(4,754)	-	-	(33,034)
Investment in equity	(374,463)	(310,205)	-	-	(64,794)	(657)	750,119	-	-
Net cash (used in) generated from investing activities	(374,463)	(321,563)	-	-	(81,716)	(5,411)	750,119	-	(33,034)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principle portion of lease liabilities	-	-	-	-	-	(1,764)	-	-	(1,764)
Proceed from share issuance, net of issuance costs	510,271	452,076	315,547	-	110,523	(40,426)	(750,119)	(12,033)	585,839
Proceed from private equity placement, net of issuance costs	-	-	-	-	-	-	-	-	-
Net cash generated from (used in) financing activities	510,271	452,076	315,547	-	110,523	(42,190)	(750,119)	(12,033)	584,075
									-
EFFECT OF EXCHANGE RATES ON CASH	-	-	(1)	-	(98)	1,924	-	-	1,825

Net increase, effect of exchange rate changes on cash and cash equivalent	11,597	158,578	4,164	3	104,117	55,844	-	-	334,303
CASH AND CASH EQUIVALENTTS, beginning of year	1	-	-	-	-	3,721	-	-	3,722
CASH AND CASH EQUIVALENTTS, end of year	11,598	158,578	4,164	3	104,117	59,565	-	-	338,025

Notes

(a)	This entry is to eliminate investment against equity accounts;

(b)	This entry is to offset legal expenses against gross proceeds from direct public offerings.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

16.	Subsequent events

On March 15, 2024, the Company closed its registered follow-on offering in connection with the offering and sale (the “Offering”) of 5,233,332 American Depositary Shares of the Company (“ADSs”), each representing ten (10) Class A ordinary shares, par value $0.005 per share, and warrants to purchase 10,466,664 ADSs (the “Warrants, and together with the ADSs, the “Securities”) directly to certain institutional investors pursuant to that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of March 13, 2024, at an offering price per ADS and accompanying Warrant of $1.50. The Company generated gross proceeds of $7.85 million, before deducting offering expenses.

The Warrants are exercisable from and after the date of their issuance and expire on the fifth anniversary of such date, at an exercise price per ADS equal to $1.50. The holder of a Warrant will not be deemed a holder of our underlying ADSs until the Warrant is exercised. No fractional ADSs will be issued in connection with the exercise of Warrant. The Warrants will provide for adjustment in the number and price of such Warrants (and our ADSs underlying such Warrants) to prevent dilution in the event of a forward or reverse stock split, stock dividend or similar recapitalization. In addition, the exercise price of the Warrants is subject to an adjustment in the event that we issue or are deemed to issue ADSs for less than the applicable exercise price of the Warrant.

* * * * *

ITEM 19. EXHIBITS

1.1	Sixth amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 1.1 of the Company’s annual report on Form 20-F filed with the Commission on May 2, 2022)

1.2	Form of Written Ordinary Resolutions of the Company (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2***	Registrant’s Specimen Certificate for Ordinary Shares

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on April 14, 2017)

2.4	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

2.5	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

2.6	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

2.7	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 17, 2021)

2.8	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 22, 2021)

2.9	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

2.10	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

2.11	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on October 2, 2023)

2.12	Form of Warrant (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on March 18, 2024)

2.13*	Description of Securities

4.1	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

4.2	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

4.3	Form of the Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

4.4	Placement Agent Agreement, dated January 15, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

4.5	Form of the Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

4.6	Engagement Letter, dated February 7, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

4.7	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 17, 2021)

4.8	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 22, 2021)

4.9	Form of Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

4.10	Engagement Letter, dated February 24, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

4.11	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

4.12	Form of Lock-Up (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

4.13	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.14	Form of Lock-Up (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.15	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.16	Purchase & Sale Agreement between Thor Miner Inc. and SOS Information Technology New York Inc. dated January 10, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 12, 2022)

4.17	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.18	Form of Lock-Up (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.19	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.20	Share Purchase Agreement by and among SOS Limited, S International Holdings Limited and S International Group Limited, dated November 2, 2022 (incorporated by reference to Exhibit 99.5 of the Company’s current report on Form 6-K filed with the Commission on November 8, 2022)

4.21	Form of Settlement Agreement (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 6-K filed with the Commission on December 30, 2022)

4.22	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on October 2, 2023)

4.23	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on March 18, 2024)

4.24	Form of the Letter Agreement (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on March 18, 2024)

4.25	Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.4 of the Company’s current report on Form 6-K filed with the Commission on March 18, 2024)

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of the Company’s annual report on Form 20-F filed with the Commission on May 18, 2023)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

97.1*	Clawback Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

***	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates.

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

Date: May 15, 2024