Form 20-F
period 2024-12-31
SOS Ltd
filed 2025-05-15
CIK 1346610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Yandai Wang (Chief Executive Officer)

Telephone: +86-532-86617117

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 150 Class A ordinary share, par value US$0.005 per share	SOS	New York Stock Exchange
Class A ordinary shares, par value US$0.005 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report.

444,677,724 Class A ordinary shares

24,481,451 Class B ordinary shares

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

On August 15, 2024, the Company’s shareholders adopted an ordinary resolution to increase the Company’s authorized share capital to US$50,000,000 divided into 10,000,000,000 shares with a par value of US$0.005 each, comprised of (1) 9,000,000,000 Class A ordinary shares with a par value of US$0.005 each, and (2) 1,000,000,000 Class B ordinary shares with a par value of US$0.005 each

From a Cayman Islands legal perspective, the 2023 Share Consolidation does not have any retroactive effect on our shares prior to the effectiveness date of 2023 Share Consolidation.

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

Risks Related to Our Data Mining and Analysis Business

●	Development of data warehouses is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business expansion and adversely affect our financial position. See more detailed discussion of this risk factor on page 6 of this annual report.

●	The market in which we participate is competitive. Failure to compete effectively may result in loss of our market share and a decrease in our revenues and profitability. See more detailed discussion of this risk factor on page 6 of this annual report.

●	Our revenues are highly dependent on a limited number of major clients, and the loss of any such client or any other significant client, or the inability of any such client or any other significant client to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition. See more detailed discussion of this risk factor on page 7 of this annual report.

●	If we do not succeed in attracting new clients or agents for our services and/or growing revenues from existing clients or agents, our business and results of operation may be adversely affected. See more detailed discussion of this risk factor on page 7 of this annual report.

●	Factors that adversely affect the industries in which our clients operate or information technology spending in these industries, particularly in the Internet and cloud service industries and insurance industries, may adversely affect our business. See more detailed discussion of this risk factor on page 7 of this annual report.

●	We purchase a significant portion of our meta data from a small number of data suppliers. A significant disruption in any of such data suppliers could materially and adversely affect our business, results of operations and financial condition. See more detailed discussion of this risk factor on page 8 of this annual report.

Risks Relating to the Cryptocurrency Mining, Security and Insurance Business

●	Our cryptocurrency mining, security and insurance businesses are still under development, with many uncertainties in research of relevant technologies, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, each of them has not generated revenue from any commercially available blockchain-based products or services. See more detailed discussion of this risk factor on page 11 of this annual report.

●	Cryptocurrency mining relies on a steady and inexpensive power supply for operating mining farms and running mining hardware. Failure to access a large quantity of power at reasonable costs could significantly increase our operating expenses and adversely affect our demand for our mining machines. See more detailed discussion of this risk factor on page 11 of this annual report.

●	Shortages in, or rises in the prices of mining machines may adversely affect our business. See more detailed discussion of this risk factor on page 11 of this annual report.

●	We may not be able to develop our cryptocurrency mining capacity, blockchain-based security and insurance technologies in the safeguard of digital assets because we may fail to anticipate or adapt to technology innovations in a timely manner, or at all. See more detailed discussion of this risk factor on page 12 of this annual report.

●	Adverse changes in the regulatory environment in the PRC market could have a material adverse impact on our planned cryptocurrency related business. See more detailed discussion of this risk factor on page 12 of this annual report.

●	Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities. See more detailed discussion of this risk factor on page 13 of this annual report.

●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities. See more detailed discussion of this risk factor on page 15 of this annual report.

Risks Related to Doing Business in China

●	The approval of the CSRC, may be required in connection with the listing and trading of our securities under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on NYSE, financial condition and results of operations. See more detailed discussion of this risk factor on page 20 of this annual report.

●	In light of recent events indicating greater oversight by the CAC, over data security, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NYSE, financial condition and results of operations. See more detailed discussion of this risk factor on page 21 of this annual report.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable. See more detailed discussion of this risk factor on page 22 of this annual report.

●	Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business. See more detailed discussion of this risk factor on page 23 of this annual report.

●	Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and our ability to transfer cash between our PRC subsidiaries and us, across borders, and to investors and affect the value of your investment. See more detailed discussion of this risk factor on page 23 of this annual report.

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See more detailed discussion of this risk factor on page 24 of this annual report.

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business. See more detailed discussion of this risk factor on page 26 of this annual report.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. See more detailed discussion of this risk factor on page 27 of this annual report.

●	We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC. See more detailed discussion of this risk factor on page 27 of this annual report.

●	We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 28 of this annual report.

●	Adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects. See more detailed discussion of this risk factor on page 29 of this annual report.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See more detailed discussion of this risk factor on page 29 of this annual report.

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

For the year ended December 31, 2024, revenues from Qingdao Ronghe Energy Co., Ltd. were $45.9 million, accounted for  21.6% of the commodity trading revenues; revenues from Shangdong Changshi Property Management Co. Ltd. were $12.4 million, accounted for  5.8% of the commodity trading revenues; revenues from Shangdong Energy (Qingdao) Digital Technology Co, Ltd were $11.99 million, accounted for 5.6% of the commodity trading revenues; revenue from Qingdao West Travel and Trading Co Ltd. Were $10.3 million, accounted for 4.8 % of the commodity trading revenue.

There are a number of factors that could cause us to lose major clients. Because many of our contracts involve services that are mission-critical to our clients, any failure by us to meet a client’s expectations could result in cancellation or non-renewal of the contract. Our contracts usually allow our clients or agents to terminate their contracts with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements. In addition, our clients may decide to reduce spending on our services in response to a challenging economic environment or rother factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. Some of our clients may choose to develop or expand their own data warehouse facilities and data mining capacities in the future, which may result in a decline in our existing or potential clients.

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

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. The loss of the services of Mr. Wang and Mr. Li for any reason could significantly adversely impact our business and results of operations. Competition for senior management and senior technology personnel in the PRC is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

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

The price of Bitcoin and Ethereum may experience significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$3,747.39 per coin as of December 31, 2018, US$7,183.88 per coin as of December 31, 2019, US$28,972.40 per coin as of December 31, 2020, US$46,197.31 per coin as of December 31, 2021, to US$16,531.31 per coin as of December 31, 2022, to US$ 44,786.80 per coin as of December 31, 2023, to US$ 49,486.90 per coin as of December 31, 2024, to U$92,627.28 according to Blockchain.com. Ethereum prices ranged from approximately US$133.14 per coin as of December 31, 2018, US$129.02 per coin as of December 31, 2019, US$737.15 per coin as of December 31, 2020, to US$1,195 per coin as of December 31, 2022, to US$2,446 per coin as of December 31, 2023, to US$2,446 per coin as of December 31, 2024,to US$3,434.68 according to Blockchain.com.

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

Risks associated with cash deposited at the Silkroad International Bank in Djibouti.

As of December 31, 2024, we have $17,300,725.92 in cash deposited with the Silkroad International Bank in Djibouti. The Central Bank of Djibouti (BCD) regulates the banking sector and has implemented measures to strengthen the financial system, such as increasing capital requirements and improving liquidity ratios. However, there is no specific mention of a formal deposit insurance system that protects depositors in case of bank failures. Therefore we do not believe there is any insurance for the cash deposited with the Silkroad International Bank in Djibouti.

Silkroad International Bank has indicated that (1) The Central Bank of Djibouti (BCD) faces periodic shortages of foreign currency reserves, which may restrict our ability to convert local Djiboutian francs (DJF) into USD or other foreign currencies, repatriate funds to international subsidiaries or partners, and settle cross-border transactions in a timely manner, which could disrupt cash flow, delay vendor payments, and hinder operational flexibility; and (2) Djibouti maintains stringent foreign exchange regulations, including (i) Approval Requirements: Large transfers or conversions may require BCD authorization, causing delays; (ii) Prioritization of Essential Imports: The BCD may prioritize sectors like food and energy, limiting access to forex for non-essential businesses (e.g., consulting services); and (iii) Unclear Transfer Limits: Bank of Djibouti staff have indicated unspecified caps on outward transfers, increasing uncertainty. These restrictions will result in a significant negative impact to our ability to operate and execute our business plan.

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

In November 2024, the Company changed the ratio of its ADS to Class A ordinary shares from 1 ADS representing 10 Class A ordinary shares to 1 ADS representing 150 Class A ordinary shares. The effective date is November 19, 2024.

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

The market for our ADSs may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. As of April 4, 2023, case captioned True North Financial LLF, TNA Capital Inc., TNA Capital LLC, and Michael Jaliman v. SOS Limited, Yandai Wang, and Zhengyu (Zane) Wang, Case Number 1:23cv02581 has been pending in District Court, Eastern District Court of New. Plaintiffs filed their Complaint on November 21, 2023, alleging claims for breach of contract, fraudulent inducement, tortious interference with economic relations, and breach of fiduciary duty against Defendants in connection with disposing off legacy business of P2P from the year of 2020 onwards. As of the date of this report, the Plaintiffs’ Complaint does not allege a specific amount in damages. The Company and Yandai Wang continue to believe that Plaintiffs’ claims have no merit. Nevertheless, this securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources. In October 2024, the plaintiff requested defendant’s name management personnel to give deposition as a next step to further pursue the case.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April xx, 2024, we had [430,752,474]from Yao Xiao Class A ordinary shares outstanding. Among these shares, xx from Yao Xiao Class A ordinary shares are in the form of ADSs.  All our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not anticipate becoming a PFIC for our taxable year ending December 31, 2025. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2025or any future taxable year. The determination of whether we will become a PFIC will depend, in part, on how, and how quickly, we use our liquid assets and the cash that was raised in our IPO.

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

The following diagram illustrates our corporate structure as of the date of this annual report:

As of December 31, 2024 and 2023, the VIE accounted for an aggregate of 40.2% and 68.2%, respectively, of our consolidated total assets, 69.8% and 27.7% respectively, of our consolidated total liabilities, and 93.2% and 77.0% respectively, of our consolidated total net revenues. See our consolidated financial statements and the related notes in this annual report.

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

As of December 31, 2024 and 2023, the Company’s subsidiaries in mainland China has not accrued any money in the reserve fund.

The Company provided $0.1 million statutory reserve in former VIE’s subsidiary inside China for the fiscal year of 2024. No statutory reserve fund was provided in former VIE’s subsidiary inside China.

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

The following financial information has been prepared to illustrate the consolidated cash flows for the years ended December 31, 2024 for (i) SOS Limited; (ii) China SOS Limited.; (iii) Qingdao SOS Investment, one of our WFOEs; (iv) VIE; (v) Subsidiaries outside China (vi) Subsidiaries inside China. The financial information of SOS Limited has been extracted from: SOS Limited’s audited consolidated statements of cash flows for the year ended December 31, 2024 and the related notes, included elsewhere in this annual report.

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

As of December 31, 2024 and 2023, the former VIE and Subsidiaries inside China accounted for an aggregate of 40.2% and 68.2%, respectively, of consolidated total assets, 69.8% and 27.7% respectively, of consolidated total liabilities, and 93.2% and 77.0%, respectively, of consolidated total net revenues.

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-24
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Subsidiaries Outside China	Subsidiaries inside China	Consolidation Adjustments(a)	Consolidation Adjustments(b)	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(10,451)	(1,951)	(10)	-	715	(1,908)	-		(13,605)
Net (loss) from discontinued operation						1			1
Net loss from continuing operation	(10,451)	(1,951)	(10)	-	715	(1,909)			(13,606)
Adjustments to reconcile net income net cash used in operating activities:									-
Depreciation of property, plant and equipment		-			-	10,904			10,904
Depreciation of ROU					377				377
Accretion of finance leases					6				6
Share-based compensation	7,735								7,735
Allowance for doubtful accounts - accounts receivable						196			196
Allowance for doubtful accounts - other receivable	-				-	-1,044			(1,044)
Impairment of cryptocurrencies					781				781
Impairment of Mining Equipment									-
Inventory mark down						2,571			2,571
Loss on acquisition									-
Income from disposal of discontinued operations	-								-
Inventory					(256)	(5,027)			(5,283)
Changes in operating assets and liabilities
Accounts receivable	-					(2,017)			(2,017)
Trading Financial Assets						-			-
Other receivables	1,245	(483)			2,970	(72,999)			(69,267)
Inter-company account	1,909	2,875	(24)		3,019	(7,779)
Amount due from related parties		-			-	29,745			29,745
Intangible assets		-			(9,258)				(9,258)
Accrued liabilities						6,306			6,306
Tax payables						(452)			(452)
Accounts payable		-	-		(24,327)	98			(24,229)
Other payables	1,000	-	-		(5,701)	9,053	-		4,352
Amount due to related parties	(1,000)		-		-	1			(999)
Contract liabilities						-			-
Lease liability					(377)				(377)
Net Cash used in Operating Activities - Continuing Operations	438	441	(34)	-	(32,051)	(32,353)	-	-	(63,559)
Net Cash generated from Operating Activities - Discontinued Operations						1			1
Net cash generated from/(used in) operating activities	438	441	(34)	-	(32,051)	(32,352)	-	-	(63,558)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment		-			-				-
Investment in equity									-
Proceed from disposals of discontiuned operations	-
Net cash (used in) generated from investing activities	-	-	-	-	-	-		-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	-						-	-	-
Proceed from private equity placement, net of issuance costs		-	-						-
Repayment of principle portion of lease liabilities					(288)				(288)
Proceeds from share issuance, net of issuance costs					24,838				24,838
Proceeds from disposal of subsidiaries	-								-
Net cash generated from (used in) financing activities	-	-	-	-	24,550	-	-	-	24,550
									-
EFFECT OF EXCHANGE RATES ON CASH	-					(2,685)			(2,685)

Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	438	441	(34)	-	(7,397)	(35,141)		-	(41,693)
CASH AND CASH EQUIVALENTTS, beginning of year	19,447	156,811	859	-	54,990	47,070			279,177
CASH AND CASH EQUIVALENTTS, end of year	19,885	157,252	825	-	47,593	11,929		-	237,484

During the year of 2024, the Company completed one F1 offerings on March 15, 2024, raising $7.1 million in net proceeds; one private placement on June 19, 2024, raised $16.99 million

Rollforward of “Investment in Subsidiaries of the former VIE”

US$“000”
Balance at January 1, 2019	(128)
Equity earnings of WOFE
Equity in earnings of VIE	1,470
Equity in earnings of VIE’s subsidiaries	-
Dividend distributed to shareholders	-
Share-based compensation	-
Foreign currency translation	(16)
Balance at December 31, 2019	1,326
Equity earnings of WOFE	(3)
Equity in earnings of VIE	12,425
Equity in earnings of VIE’s subsidiaries	(8,121)
Dividend distributed to shareholders	-
Acquisition of China Rapid Finance	10,661
Issuance of Class A Ordinary Shares and warrant	42,022
Share-based compensation	951
Foreign currency translation	874
Balance at December 31, 2020	60,135
Issuance of Class A Ordinary Shares and warrant	585,849
Equity in earnings of WOFE	(12)
Equity in earnings of VIE	1,157
Equity in earnings of VIE’s subsidiaries	(165,860)
Dividend distributed to shareholders	-
Share-based compensation	33,153
Foreign currency translation	3,392
Balance at December 31, 2021	517,814
Issuance of Class A Ordinary Shares and warrant	18,463
Equity in earnings of WOFE	(10,284)
Equity in earnings of VIE
Equity in earnings of VIE’s subsidiaries	(277,443)
Dividend distributed to shareholders
Share-based compensation	14,714
Foreign currency translation	(27,497)
Balance at December 31, 2022	235,767
Issuance of Class A Ordinary Shares and warrant	17,884
Equity in earnings of WOFE	(11,311)
Equity in earnings of VIE	-
Equity in earnings of VIE’s subsidiaries	32,933
Dividend distributed to shareholders	-
Share-based compensation	7,264
Foreign currency translation	(5,112)
Balance at December 31, 2023	277,425
Issuance of Class A Ordinary Shares and warrant	24,838
Equity in earnings of WOFE	(20,255)
Equity in earnings of VIE	-
Equity in earnings of VIE’s subsidiaries	(26,723)
Share-based compensation	17,540
Foreign currency translation	(3,047)
Balance at December 31, 2024	269,778

B. Business Overview

SOS is an emerging blockchain-based and big data-driven marketing solution provider. SOS is also engaged in blockchain and cryptocurrency operations, which currently include cryptocurrency mining and may expand into cryptocurrency security in the future. Since April 2021, we launched a commodities trading business via our subsidiaries SOS International Trading Co. Ltd, Shuyun International Trading Co Ltd and Weigou International Trading Co Ltd. We facilitate trading of commodities including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur and latex.

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

Our Products and Services

We focus on three service lines including Commodities Trading, Hosting service and Others. As of December 31, 2024, our total revenues were $231.4 million, including commodities trading revenues of $214.3 million. Hosting Service revenues of $15.8 million and other revenues of $1.3 million.

Revenue by Products and Services

	For the year ended December 31, 2024
Revenue by Products and Services	US$	Percentage
Commodities Trading	214,340	92.7%
Cryptocurrency Minning	9,258	4.0%
Hosting Services	6,507	2.8%
Others	1,320	0.5%
Total revenue -net	$231,424	100%

	For the year ended December 31, 2023
Revenue by Products and Services	US$	Percentage
Commodities Trading	68,409	74.0%
Cryptocurrency Minning	18,898	20.4%
Hosting Services	2,365	2.6%
Others	2,744	3.0%
Total revenue -net	$92,416	100%

Commodity Trading

Since April 2021, we launched our commodities trading business via our subsidiaries including SOS International Trading Co. Ltd., Shuyun International Trading Co Ltd and Weigou International Trading, and we facilitate the trading of commodities including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur, petrol coke and latex. We identify suppliers and buyers and generate revenue from the price difference. Revenue is recognized after products have been delivered and title to the goods and risk has been transferred from a seller to a buyer.

Hosting Service

From January 2022, SOS took the initiative to build a supercomputing center in Wisconsin USA by providing individual & business users a comprehensive experience of cryptocurrency mining hosting service. Part of the facility was up and running since April 2022 and we recorded a revenue of $6.5 million and 2.4 million for the twelve months ended June 30, 2024 and 2023 respectively.

Others

Others refer to the legacy business of data mining of remaining contracts.

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

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plant and Equipment

On September 1, 2023, we rented an office at 866 Second Avenue, New York, New York 10017, with 1457 square feet for our operations in the United States. The contract was terminated on Aug, 2024. The new virtual office lease agreement was signed on February 5, 2025 with monthly price of $189.60 and is effective through February 28, 2027.

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

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s former VIE and the former VIE’s subsidiaries. As of December 31, 2024, the former VIE and its subsidiaries accounted for an aggregate of 59.9% and 30.2% of our total assets and total liabilities, respectively. As of December 31, 2023, the former VIE and its subsidiaries accounted for an aggregate of 68.2% and 27.7% of our total assets and total liabilities, respectively. As of December 31, 2024, 2023 and 2022 $11.9 million and $47.4 million, $55.8 million of cash and cash equivalents were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the former VIE and its subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated.

The following financial information of SOS, China SOS, Qingdao SOS Investment (one of WFOEs), VIE Subsidiaries outside China and Subsidiaries outside China was recorded in the accompanying consolidated financial statements:

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-24
							SOS Ltd.									Inter-	Subsidiaries	Subsidiaries
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	Adjustement (a)	Adjustement (b)	Adjustement (c)	Adjustement (d)	Adjustement (e)	Adjustement (f)	China SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	company elimination (g)	Outside China Adjustment	Inside China Adjustment	SOS Ltd. Consolidated total
	US$	US$	US$	US$	$US	US$	US$		US$				US$	$US	US$	US$		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	19,885	157,252	825		47,593	11,929													237,484
Trading Financial Assets	200																		200
Accounts receivable,net					256	2,374													2,630
Other receivables - net	5,958	973	-		-700	287,068							-143,018			-			150,281
Amount due from related parties	-	900	-		8,100	837													9,837
Inter-company receivable	152,575	21,737	278,380		(168,299)	(318,614)	34,221												-
Inventory						33,011													33,011
Intangible assets	-	6,289	-		23,584	-													29,873
Tax recoverable	15	-	-			1,808	-												1,823
Total current assets	178,633	187,151	279,205	-	(89,466)	18,413	34,221	-	-	-	-	-	(143,018)	-	-				465,139
Non-current assets:
Operating lease, right-of-use assets					-														-
Property equipment and software,net	-	1,025	-		16,079	39													17,143
Goodwill						72													72

Long-term investments																			-
Investment in subsidiaries outside China	-						-				-								-
Investment in WFOE		314,335	-314,335																-
Investment in China SOS		-64,794			64,794														-
Prepaid expense																			-
Total non-current assets	-	250,566	-314,335	-	80,873	111	-	-	-	-	-	-	-	-	-	-	-	-	17,215
Total assets	178,633	437,717	(35,130)	-	(8,593)	18,524	34,221	-	-	-	-	-	(143,018)	-	-	-	-	-	482,354
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,359	-		-	1,152													12,511
Amount due to related parties	15	-	-		19	608				-								-	642
Operating lease liability-current					-														-
Advance from customers					-	21,498													21,498
Tax payable	-	-			-	169													169
Other payables	1,241	153,976	-		1,460	9,143							-153,976			-			11,844
Total current liabilities	1,256	165,335	-	-	1,479	32,570	-	-	-	-	-	-	(153,976)	-	-	-	-	-	46,664
Operating lease liabilty-noncurrent					-														-
Total non-current liability	-	-	-	-	-	-	-	-	-	-			-	-	-	-	-	-	-
Total liabilities	1,256	165,335	-	-	1,479	32,570	-	-	-	-	-		(153,976)	-	-	-	-	-	46,664
Non-controlling interest					(6,235)	-													(6,235)
Shareholder's equity
Paid up capital	64,849	387,283	-		70,951	(520,905)	13						-						2,191
Additional paid-in capital	200,684					521,542	39,165					-	-						761,391
Statutory Reserve						161													161
Retained earnings	(88,156)	(114,901)	-		(74,788)	(12,416)						-		-					(390,261)
Accumulated other comprehensive income (loss)			(35,130)		-	(2,428)	(4,957)						10,958						(31,557)
Total Shareholders' equity	177,377	272,382	(35,130)	-	(3,837)	(14,046)	34,221	-	-	-	-	-	10,958	-	-	-	-	-	441,925
Total Liabilities and shareholders' equity	178,633	437,717	-35,130	-	(8,593)	18,524	34,221	-	-	-	-	-	-143,018	-	-	-	-	-	482,354

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-23
		China			Subsidiaries	Subsidiaries	SOS Ltd.						China SOS
	SOS Ltd.	SOS Ltd.	WOFE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Adjustment (c)	Adjustment (d)	Adjustment (e)	Adjustment (f)	Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	19,447	156,811	859	-	54,990	47,070	-	-	-	-	-	-	-	-	-	279,177
Investment securities	-	-	-	-	-	307	-	-	-	-	-	-	-	-	-	307
Accounts receivable, net	-	-	-	-	231	578	-	-	-	-	-	-	-	-	-	809
Other receivables - net	7,203	490	-	-	2,270	217,042	-	-	-	-	-	-	-147,035	-	-	79,970
Amount due from related parties	-	900	-	-	8,100	30,582	-	-	-	-	-	-	-	-	-	39,582
Inter-company receivable	128,413	22,213	286,198		(146,707)	(325,302)	35,185	-	-	-	-	-	-	-	-	-
Inventory	-	-	-			32,875	-	-	-	-	-	-	-	-	-	32,875
Intangible assets	-	6,289	-		15,107	-										21,396
Tax recoverable	16	-	-		1	1,262	-	-	-	-	-	-	-	-	-	1,279
Total current assets	155,079	186,703	287,057	-	(66,008)	4,414	35,185	-	-	-	-	-	(147,035)	-	-	455,395
Non-current assets:	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease, right-of-use assets	-	-	-	-	377	-	-	-	-	-	-	-	-	-	-	377
Property equipment and software, net	-	3,425	-	-	24,557	66	-	-	-	-	-	-	-	-	-	28,048
Goodwill	-	-	-	-	-	72	-	-	-	-	-	-	-	-	-	72

Long-term investments
Investment in subsidiaries outside China	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in WFOE	-	314,335	314,335	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	-	-64,794	-	-	64,794	-	-	-	-	-	-	-	-	-	-	-
Prepaid expense																-
Total non-current assets	-	252,966	-314,335	-	89,728	138	-	-	-	-	-	-	-	-	-	28,497
Total assets	155,079	439,669	(27,278)	-	23,720	4,552	35,185	-	-	-	-	-	(147,035)	-	-	483,892
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,359	-	-	24,327	1,054	-	-	-	-	-	-	-	-	-	36,740
Amount due to related parties	1,015	-	-	-	19	607	-	-	-	-	-	-	-	-	-	1,641
Operating lease liability-current	-	-	-	-	377	-	-	-	-	-	-	-	-	-	-	377
Advance from customers	-	-	-	-	-	15,192	-	-	-	-	-	-	-	-	-	15,192
Tax payable	-	-	-	-	2	75	-	-	-	-	-	-	-	-	-	77
Other payables	241	153,976	-		7,161	90	-	-	-	-	-	-	153,976	-	-	7,492
Total current liabilities	1,256	165,335	-	-	31,886	17,018	-	-	-	-	-	-	(153,976)	-	-	61,519
Operating lease liability-noncurrent	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total non-current liability	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total liabilities	1,256	165,335	-	-	31,886	17,018	-	-	-	-	-		(153,976)	-	-	61,519
Non-controlling interest	-	-	-	-	(3,619)	5	-	-	-	-	-	-	-	-	-	(3,614)
Shareholder’s equity
Paid up capital	54,301	387,283	-	-	70,951	(511,886)	16	-	-	-	-	-	-	-	-	665
Additional paid-in capital	177,227	-	-	-	-	513,953	39,165	-	-	-	-	-	-	-	-	730,345
Statutory Reserve	-	-	-	-	-	161	-	-	-	-	-	-	-	-	-	161
Retained earnings	(77,705)	(112,949)	-		(75,498)	(10,520)	-	-	-	-	-	-	-	-	-	(276,672)
Accumulated other comprehensive income (loss)	-	-	(27,278)	-	-	(4,179)	(3,996)	-	-	-	-	-	6,941	-	-	(28,512)
Total Shareholders’ equity	153,823	274,334	(27,278)	-	(4,547)	(12,471)	35,185	-	-	-	-	-	6,941	-	-	425,987
Total Liabilities and shareholders’ equity	155,079	439,669	-27,278	-	23,720	4,552	35,185	-	-	-	-	-	-147,035	-	-	483,892

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
											Inter-		Subsidiaries
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	SOS Ltd. Adjustment (a)	China SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	company elimination (g)	Subsidiaries Outside China Adjustment	Inside China Adjustment	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	7,193	154,568	883	-	41,049	55,799	-	-	-	-	-	-	-	259,492
Accounts receivable, net	-	-	-	-	16	2,416	-	-	-	-	-	-	-	2,432
Other receivables - net	(1,659)	(90,417)	-	-	(39,345)	10,819	-	-	-	-	(902)	-	-	(121,504)
Amount due from related parties	17,000	900	-	-	8,100	43,038	-	-	-	-	-	-	-	69,038
Inter-company receivable	151,010	24,989	294,670	-	(135,864)	(334,805)	-	-	-	-	-	-	-	-
Inventory	-	-	-	-	-	46,273	-	-	-	-	-	-	-	46,273
Tax recoverable	16	-	-	-	(7)	2,534	-	-	-	-	-	-	-	2,543
Total current assets	173,560	90,040	295,553	-	(126,051)	(173,926)	-	-	-	-	(902)	-	-	258,274
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	921	-	-	-	-	-	-	-	-	921
Property equipment and software, net	-	4,462	-	-	7,999	92	-	-	-	-	-	-	-	12,553
Goodwill	72	-	-	-	-	-	-	-	-	-	-	-	-	72
Intangible assets	-	6,289	-	-	117	-	-	-	-	-	-	-	-	6,406
Long-term investments	(19)	-	-	-	-	19	-	-	-	-	-	-	-	-
Investment in subsidiaries outside China	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in WFOE	(314,335)	314,335	-	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	(64,794)	-	-	-	64,794	-	-	-	-	-	-	-	-	-
Prepaid expense														-
Advance payments	6,400	90,417	11	-	41,445	38,235	-	-	-	-	-	-	-	176,508
Total non-current assets	(372,676)	415,503	11	-	115,276	38,346	-	-	-	-	-	-	-	196,460
Total assets	(199,116)	505,543	295,564	-	(10,775)	(135,580)	-	-	-	-	(902)	-	-	454,734

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
											Inter-	Subsidiaries	Subsidiaries
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	SOS Ltd. Adjustment (a)	China SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	company elimination (g)	Outside China Adjustment	Inside China Adjustment	SOS Ltd. Consolidated total
	US$	US$	US$	$US$	US$	US$	US$	US$	US$	US$	US$		US$	US$
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,359	-	-	406	1,069	-	-	-	-	-	-	-	12,834

Amount due to related parties	622	-	1	-	19	1	-	-	-	-	-	-	-	643
Operating lease liability-current	-	-	-	-	544	-	-	-	-	-	-	-	-	544
Advance from customers	-	-	-	-	-	20,385	-	-	-	-	-	-	-	20,385
Payroll payable	-	-	-	-	-	2	-	-	-	-	-	-	-	2
Tax payable	-	-	-	-	2	92	-	-	-	-	-	-	-	94
Other payables	241	153,976	-	-	6,693	(148,929)	-	-	-	-	(902)	-	-	11,079
Total current liabilities	863	165,335	1	-	7,664	(127,380)	-	-	-	-	(902)	-	-	45,581
Operating lease liabilty-noncurrent	-	-	-	-	377	-	-	-	-	-	-	-	-	377
Total non-current liability	-	-	-	-	377	-	-	-	-	-	-	-	-	377
Total liabilities	863	165,335	1	-	8,041	(127,380)	-	-	-	-	(902)	-	-	45,958
Non-controlling interest	-	-	-	-	(841)	15	-	-	-	-	-	-	-	(826)
Shareholder’s equity
Paid up capital	(818,741)	452,078	295,491		70,950	596	-	-	-	-	-	-	-	374
Additional paid-in capital	191,536	-	-	-	-	7	-	-	-	-	513,945		-	705,488
Statutory Reserve	513,945	-	-	-	-	59	-	-	-	-	(513,945)			59
Retained earnings	(60,680)	(111,870)	73	-	(88,925)	(11,518)	-	-	-	-	-	-	-	(272,920)
Accumulated other comprehensive income (loss)	(26,039)	-	(1)	-	-	2,641	-	-	-	-	-	-	-	(23,399)
Total Shareholders’ equity	(199,979)	340,208	295,563	-	(17,975)	(8,215)	-	-	-	-	-	-	-	409,602
Total Liabilities and shareholders’ equity	(199,116)	505,543	295,564	-	(10,775)	(135,580)	-	-	-	-	(902)	-	-	454,734

Notes

(a)	SOS placed private equity from a number of investors, SOSINT received it on behalf of SOS. This entry represents that SOS is to pick it up by increasing paid-up & additional paid-up capital by going through inter-company account;

(b)	This entry is to eliminate China SOS’s investment in WFOE against WFOE’s paid-up capital, additional paid-up capital and retained earning if any;

(c)	This entry is to eliminate SOS’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(d)	China SOS received F3 financing net of issuance expenses on behalf of SOS. This entry is to increase SOS’s paid-up capital & additional paid-up capital by going through inter-company account to offset other receivables and other payable;

(e)	This entry is to re-classify paid-up capital to additional capital by Register of members reconciliation table and re-classify between retained earnings and additional paid-up capital;

(f)	This entry is to eliminate SOSNY’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(g)	This entry represents an inter-company elimination entry between SOS and SOSNY.

A. Operating Results

Revenue

The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages):

	FY 2024		FY 2023		FY 2022
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Commodity trading	214,340	92.6%	68,409	74.0%	255,586	98.3%
Cryptocurrency Mining	9,258	4.0%	18,898	20.4%	329	0.1%
Hosting service	6,506	2.8%	2,365	2.6%	-	-%
Other	1,320	0.6%	2,744	3.0%	4,111	1.6%
Total	231,424	100.0%	92,416	100.0%	260, 026	100.0%

The company reported a significant year-over-year increase in commodity trading revenue, which soared to $214.3 million FY 2024, accounting for 92.6% of total revenue—up from 74.0% in FY 2023. This growth was fueled by robust domestic demand and the expansion of the company's product portfolio to include rubber and coal.

Conversely, cryptocurrency mining revenue declined to $9.3 million from $18.9 million in FY 2023. The dip was attributed to the temporary shutdown of the Texas mining facility for upgrades during the first half of 2024.

Revenue from other segments, primarily the legacy auto insurance business, continued to taper, reflecting $1.4 million decrease from $2.7 million in FY 2023 to $1.3 million in FY2024 —as the company progresses toward its full disposal, initiated in 2022.

As of December 31, 2024, SOS has focused on four product lines and services, including commodity trading, cryptocurrency mining, hosting service and others, constitute 92.6%, 4.0%, 2.8% and 0.6% of the total revenues, respectively.

The Chinese government’s ban on certain types of cryptocurrency mining in mainland China at the end of June 2021 caused the Company to lose BTC and ETH production capacity. As a result of being unable to continue currency mining business in China, the Company began transitioning the crypto-mining business to Wisconsin, USA.

The Company bought and sold commodity products such as sesame, sulfur, rubber, mung bean, asphalt and circuit modular units. The company recognizes revenue when the product has been delivered, title to the good and risk associated with it has been transferred to the customer. Revenue generated from commodity trading amounts to $21.4 million during the year of 2024 representing 92.6% of the total sales.

Bitcoin Production

The following table presents our bitcoin mining activities for the year ended December 31, 2024.

	Number of bitcoins (1)	Amount (2)

Balance as of December 31, 2023	675.65	$17,871,099
Receipt of BTC from mining services and investment income	127.12	9,257,897
Impairment of BTC	-	(781,003)
Balance as of December 31, 2024	802.77	26,347,993

(1)	Includes bitcoins and bitcoin equivalents.

(2)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price published on https://coinmarketcap.com/currencies/bitcoin/historical-data/, calculated on a daily basis. Sales of digital assets are the actual amount received from sales. No production was generated from BTC pool during the year of 2024.

The following table presents our Etherum mining activities for the year ended December 31, 2024.

	Number of Etherums (1)	Amount (2)

Balance as of December 31, 2023	2,949.79	$3,525,001
Receipt of ETH from mining services and investment income	-	-
Impairment loss	-	-
Balance as of December 31, 2024	2,949.79	3,525,001

(1)	Includes etherums and etherums equivalents.

(2)	Receipt of digital assets from mining services are the product of the number of etherums received multiplied by the etherum price published on https://coinmarketcap.com/currencies/etherum/historical-data/, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

Realized gain on exchange of digital assets

We record digital assets at cost and any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of “digital assets” in the consolidated statements of operations. For the year ended December 31, 2024, we did not record the realized gain on exchange of digital assets.

Cost of Revenues

Revenue costs decreased from $270.6 million in 2022 to $78.2 million in 2023, constituting a decrease of $192.4 million. Revenue costs increased from $78.2 million in 2023 to $224.4million in 2024, increase of $146.2 million. It includes the cost of goods sold for commodity trading, maintenance expenses and power supply, salaries & benefits for on-site staffs, software amortization and hardware depreciation for cryptocurrency mining rigs.

Operating Expenses

The following table presents our operating expenses by nature and by proportion for the periods indicated (in thousands, except percentages):

	FY 2024		FY 2023		FY 2022
Selling	2,774	10%	672	4%	8,556	4%
General and administrative	18,136	63%	11,058	58%	180,704	89%
Share-based compensation	7,735	27%	7,264	38%	14,714	7%
	28,645		18,994		203,974

Operating expenses decreased from $204.0 million in 2022 to $19.0 million in 2023, representing a decrease of $185.0 million and increased to $28.6 million in 2024, representing a year-on-year increase of $9.6 million.

Selling expenses

Selling expenses were $2.8 million for 2024, compared to $0.7 million and $8.6 million, respectively, for 2023 and 2022.

The year-on-year increase for 2024 was $2.1 million, representing a year-on-year decrease of 300%. The increase mainly consisted of a $1.4 million increase in transportation expenses for coal.

The year-on-year decrease for 2023 was $7.9 million, representing a year-on-year decrease of 91.9%. The decrease mainly consisted of a $6.7 million decrease in advertising and promotional expenses.

General and administrative expenses

General and administrative expenses were $18.1 million for 2024, compared to $11.1 million and $180.7 million, respectively, for 2023 and 2022

In 2024, G&A expenses for the year-on-year basis increased by $7.1 million, reflecting an overall of 64% increase, mainly attributable to the increase in depreciation of the Company’s mining rigs of $5.9 million.

The year-on-year decrease for 2023 was $169.6 million, representing a year-on-year decrease of 93.9%. The decrease mainly attributable to $148.6 million decrease in bad debt provision for other receivables and prepayment.

Share-based compensation expenses

Share-based compensation expenses increased from $7.3 million in 2023 to $7.7 million in 2024, representing a increase of $0.4 million mainly attributable to issuance of S-8 of 52,000,000 common shares, which is a part of salaries of employee and management personnel.

Operating Loss

The Company had an operating loss of $21.6 million for 2024, compared to an operating loss of $4.8 million and an operating loss of $214.5 million, respectively, for 2023 and 2022.

Other Income / (Expense)

Other expense was $5.6 million for 2024, compared to $1.0 million and $15.1  million, respectively, for 2023 and 2022.

Income Tax Expense

The company incurred $0.2 million in corporate income tax mainly from mainland Chinese business of data mining and commodity trading segments for the current period compared to $0.6 million last year.

Net Loss

As a result of the foregoing, we had net loss from continuing operations of $16.2 million and $6.4 million for 2024 and 2023, respectively, compared to a net loss of $230.5 million, for 2022.

We had net income from discontinued operations of $0.3 million for 2022.

B. Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents and cash flows generated from our operations.

As of December 31, 2024, we had cash and cash equivalents of approximately $239.5 million, compared to $279.2 million for the period ended December 31, 2023. The net decrease in cash flow was mainly due to decrease in operating cash inflow generated from decrease in gross margin of commodity trading revenue.

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

Cash Flows and Working Capital

	Year ended December 31,	Year ended December 31	Year ended December 31,
	2024	2023	2022
Net cash (used in)/generated from operating activities	(63,558)	9,708	(72,915)
Net cash used in investing activities	-	-	(16,030)
Net cash generated from financing activities	24,550	17,596	34,695
EFFECT OF EXCHANGE RATES ON CASH	(2,685)	(7,619)	(24,284)

Net Cash Provided by/(Used in) Operating Activities

The Years Ended December 31, 2024 and 2023

Net cash generated from operating activities was $9.7 million for the year ended December 31, 2023, which decreased to $63.6 million which is used in 2024. The decrease was primarily due to the following major changes in our working capital and non-cash items:

●	A cash outflow of $5.3 million from change in inventory for the year ended December 31, 2024, compared with a cash inflow of $13.2 million for the previous year.

●	A cash outflow of $69.3 million from changes in other receivables for the year ended December 31, 2024, compared with a cash outflow of $25.2 million for the previous year.

●	A cash outflow of $2.0 million in accounts receivable for the year ended December 31, 2024, compared with a cash inflow of $1.2 million for the previous year.

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

Net Cash Used in Investing Activities

Years Ended December 31, 2024 and 2023

The net cash used in investing activities was nil for the year ended December 31, 2024 and 2023.

Years Ended December 31, 2023 and 2022

The net cash used in investing activities was nil for the year ended December 31, 2023, representing an increase in the spending of $16.0 million in 2022.

Net Cash Generated from Financing Activities

Years Ended December 31, 2024 and 2023

The net cash generated from financing activities was $24.6 million for the year ended December 31, 2024, an increase of $10.0 million compared to the same period of 2023. During the year ended December 31, 2024, the Company received aggregate net proceeds of $24.9 million from registered direct offerings in 2023 compared to $17.9 million in the same period of 2023.

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

Private Placements

On June 19 2024, the Company raised gross proceeds of approximately $16.99 million through private placements with certain non-U.S. investors.

C. Research and Development, Patents and Licenses, etc.

Research and development, patents and licenses, etc.

As of December 31, 2024, SOS Institution of Research & Development in Qingdao has achieved the following registered IPs in decentralized block-chain technology system, including:

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

On March 14, 2025, we filed a shelf registration statement on Form F-3 with the SEC to offer and list our Class A Ordinary Shares, Class A ordinary shares represented by ADSs, preferred shares, debt securities, warrants, rights, and units on the NYSE. As of the date of this annual report, the registration statement has not yet become effective. Once the registration statement becomes effective, we may, from time to time and in one or more offerings, offer and sell the aforementioned securities, either individually or as units comprised of one or more of the other securities, of an aggregate offering price of up to US$500,000,000.

Change of ADS Ratio

In May 2023, the shareholders of the Company approved the 2023 Share Consolidation in the 2023 Annual General Meeting. In connection with the 2023 Share Consolidation, the Company adjusted its ADS Ratio from the previous ratio of 1 ADS representing 500 Class A ordinary shares to 1 ADS representing 10 Class A ordinary shares, effective June 16, 2023.

Effective November 19, 2024, the Company changed the ratio of its ADS to Class A ordinary shares from one (1) ADS representing ten (10) Class A ordinary shares to one (1) ADS representing one hundred and fifty (150) Class A ordinary shares (the “ADS Ratio Change”).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position with the Company
Executive Officers:
Yandai Wang	48	Executive Chairman and Chief Executive Officer
Li Sing Leung	58	Chief Financial Officer and Director

Directors:
Russell Krauss	66	Director
Douglas L. Brown	67	Independent Director
Ronggang (Jonathan) Zhang	63	Independent Director
Wenbin Wu	63	Independent Director

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

Mr. Li Sing Leung has been the Financial Controller of Transfar International Group Limited from May 2018 to May 2020, which a conglomerate listed in mainland China mainboard capital market He served as the as the Managing Director of Hong Kong and Shanghai Business Corporation from November 2016 to April 2018. Mr. Li has over twenty five years of combined experience in auditing, accounting, international tax planning, merger & acquisition, corporate financing, valuation and public relationship with investors etc. Mr. Li obtained his bachelor’s degree in Commerce from the University of New South Wales, Australia, and a MBA from the University of Texas at Arlington, USA. Mr. Li is a member of Certified Practicing Accountants of Australia, a fellow member of the Association of Chartered Certified Accountants UK; a full member of Institute of Chartered Accountants of Singapore; a full member of Hong Kong Institute of Certified Public Accountants, a member of American Institute of Certified Public Accountants, respectively and holds a CPA license issued by the Colorado State Board of Accountancy, USA. In January 2024, Mr. Li was awarded of Specialist Certificates in Securities and Corporate Finance respectively by Hong Kong Securities and Investment Institute, a licensing examination body of the Securities and Futures Commission.

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

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately $2.38 million in cash to our directors and executive officers and granted an aggregate of 10,051,000 restricted share units to our directors and executive officers.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

D. Employees

We had 181 and 65 full-time employees as of December 31, 2023 and 2024, respectively. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

The calculations in the table below assume there are 444,688,474ordinary shares (including 444,688,474 Class A ordinary shares and 24,481,451 Class B ordinary shares) outstanding as of the date of this annual report.

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

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as-converted basis	% of total ordinary shares on as-converted basis(1)	% of aggregate voting power(2)
Directors and Executive Officers:
Yandai Wang	5	10,787,500	10,787,505	2.38%	16.58%

Li Sing Leung	6,481	12,473	18,954	0.004%	0.02%

Russell Krauss(3)	59,750	—	59,750	0.01%	0.009%

Douglas L. Brown(4)	686,606	—	686,606	0.15%	0.1%

Wenbin Wu	4375	13,125	17,500	0.004%	0.02%

Ronggang (Jonathan) Zhang	4375	13,125	17,500	0.004%	0.02%

All directors and executive officers as a group (6 persons)	189,056	8,546,500	8,735,556	2.552%	16.749%

Principal Shareholders:

—	—	—	—	—	—

*	Less than 1%.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 469,169,925 ordinary shares (including 444,688,474 Class A ordinary shares and 24,481,451 Class B ordinary shares) as of the date of this annual report, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after as of the date of this annual report. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares. Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(2)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group as of the date of this annual report with respect to all of our outstanding Class A and Class B ordinary shares as one class as of the date of this annual report. Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The total voting power of the Class B Holders is limited. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

To our knowledge, on the same basis of calculation as above, approximately xxx% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Citibank, N.A., which held 2,266,459,260 Class A ordinary shares represented by xxx ADSs. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

The New Jersey District Court approved the settlement outside the court system on May 20, 2022 and on August 2 2022, the Company paid $5 million to the plaintiff’ via an escrow account, releasing the Company to the same class action now and possible future allegation.

As of April 4, 2023, case captioned True North Financial LLF, TNA Capital Inc., TNA Capital LLC, and Michael Jaliman v. SOS Limited, Yandai Wang, and Zhengyu (Zane) Wang, Case Number 1:23cv02581 has been pending in District Court, Eastern District Court of New. Plaintiffs filed their Complaint on November 21, 2023, alleging claims for breach of contract, fraudulent inducement, tortious interference with economic relations, and breach of fiduciary duty against Defendants in connection with disposing off legacy business of P2P from the year of 2020 onwards.

It is difficult to determine a contingent liability as of the date of this report, because Plaintiffs’ Complaint does not allege a specific amount in damages. The matter is currently in the discovery stage. However, the Company and Yandai Wang continue to believe that Plaintiffs’ claims have no merit. As such, the Company and Yandai Wang will continue to vigorously defend against Plaintiffs’ claims.

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

SOSNY and Defendants entered into a certain settlement agreement and general mutual release on December 28, 2022 (“Settlement Agreement”). Pursuant to the Settlement Agreement, Thor Miner agreed to pay a sum of thirteen million U.S. dollars ($13,000,000) (the “Settlement Payment”) to SOSNY on or before December 23, 2022, and SOSNY agreed that subsequent to its receipt of the Settlement Payment, SOSNY shall cause the lawsuit to be dismissed with prejudice as to the settling defendants and without prejudice as to all others. As of the date of this annual report, SOSNY has received the full amount of the Settlement Payment and has caused the lawsuit to be dismissed.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, have been listed on the NYSE on April 28, 2017, under the symbol “XRF.” we later changed our trading symbol to “SOS.”

We have filed a shelf registration statement on Form F-3 with SEC to offer and list our Class A Ordinary Shares, Class A Ordinary Shares represented by American Depositary Shares, Preferred Shares, Debt Securities, Warrants, Rights, and Units on the NYSE on March 14, 2025. As of the date of this annual report, the registration statement has not yet become effective.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed on the NYSE on April 28, 2017, under the symbol “XRF,” we later changed our trading symbol to “SOS.”

We have filed a shelf registration statement on Form F-3 with SEC to offer and list our Class A Ordinary Shares, Class A Ordinary Shares represented by American Depositary Shares, Preferred Shares, Debt Securities, Warrants, Rights, and Units on the NYSE on March 14, 2025. As of the date of this annual report, the registration statement has not yet become effective.

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

Our sixth  amended and restated memorandum and articles of association provides for two classes of shares, which became effective immediately following our IPO, provides for two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital is US$50,000,000 divided into10,000,000,000 shares with a par value of US$0.005 each (the “Ordinary Shares”), comprised of (1) 9,000,000,000 Class A Ordinary Shares with a par value of $0.005 each, and (2) 1,000,000,000 Class B Ordinary Shares with a par value of $0.005 each. As of April xx, 2025, we had xx Class A ordinary shares and xx Class B ordinary shares issued and outstanding. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

On August 15, 2024, the Company’s shareholders adopted an ordinary resolution to increase the Company’s authorized share capital to US$50,000,000 divided into 10,000,000,000 shares with a par value of US$0.005 each, comprised of (1) 9,000,000,000 Class A ordinary shares with a par value of US$0.005 each, and (2) 1,000,000,000 Class B ordinary shares with a par value of US$0.005 each.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-217064), as amended, including the annual report contained therein, to register the issuance and sale of our Class A ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC the registration statements on Form F-6 (Registration No. 333-217079) and Form F-6EF (Registration No. 333-252791 and 333-261292) to register our ADSs. We have also filed with the SEC a registration statement on Form F-1, as amended (Registration No. 333-333-276006) registering the Ordinary Shares underlying the ADSs, the Warrants and Warrant Shares, as amended (the “Securities Act”), including a final prospectus filed for the registration statement. In addition, we have filed with the SEC the shelf registration statement on Form F-3 (Registration No. 333-28582) to register our Class A ordinary shares, Class A ordinary shares represented by ADSs, preferred shares, debt securities, warrants, rights, and units.

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

Based on such evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2024, we did not maintain effective disclosure controls and procedures.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024.

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

In connection with the audit of our consolidated financial statements as of December 31, 2024 and the results of our operations and our cash flows for each of the three years in the period ended December 31, 2024, our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified by us and our independent registered public accounting firm related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions. (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals. (V) In some occasions deficiencies in loan management were identified, e.g lack of appropriate control procedures. (VI) An issue regarding sales recognition emerged in the commodity trading business. A mismatch between the physical stock-take and the accounting records was discovered. Management recognizes revenue and costs when invoices are issued and received, whereas it should be counted upon the transfer of ownership, risk, and delivery of goods. Management made a correction to adjust its books. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

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

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2024. If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

(d) Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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

	For the Year Ended December 31,
	2024	2023	2022
Audit fees(1)	$300,000	$300,000	$350,000
Audit-Related fees (2)		-	-
Tax fees (3)		-	-
All other fees		-	-
Total	$300,000	$300,000	$350,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and other related individuals of our company. The insider trading policy establishes guidelines and procedures for the following.

1. No Trading. No director, officer or employee of, or consultant or contractor to, our company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of our company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses material nonpublic information concerning our company, and ending at the beginning of the trading day following the second date of public disclosure of that information, or at such time as such nonpublic information is no longer material.

2. No Tipping. No Insider shall disclose material nonpublic information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such insider or related person make recommendations or express opinions on the basis of material nonpublic information as to trading in our company’s securities.

3. Confidentiality. Nonpublic information relating to our company is the property of our company and the unauthorized disclosure of such information is forbidden. In the event any officer, director or employee of our company receives any inquiry from outside, such as a stock analyst, for information (particularly financial results and/or projections) that may be material nonpublic information, the inquiry should be referred to our company’s general counsel, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our customers, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our head of cybersecurity, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with our board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information-D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

Our board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. Our board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, our chief executive officer will present them to our board of directors for their review and approval.

Our chief executive officer leads the overall assessment, identification and management of risks related to cybersecurity threats. Our chief executive officer works collaboratively with us and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. Our chief executive officer has many years of relevant experience in risk management, cybersecurity and information technology.

Our chief executive officer and dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-41.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and the Board of Directors of SOS Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SOS Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, and the consolidated statements of profit and other comprehensive income, consolidated statements of equity and cash flows for each of the two years in the period ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for current expected credit losses (“CECL”) on Accounts Receivables and Other Receivables

As described in Note 3 and Note 4 to the financial statements, the Company adopted ASU 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial assets held at amortized cost.

The Company estimated the allowance for credit losses based on historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any expected recoveries. Additional considerations included customer payment history, payment terms offered in the normal course of business, and industry-specific factors that may affect the collectability of the receivables as of the reporting date. Professionals with specialized skills were engaged by the Company to assist in the estimation process.

We identified the allowance for current expected credit losses on accounts receivables and other receivables as a critical audit matter due to the involvement of significant management judgment and estimation uncertainty in evaluating credit risk, as well as the materiality of the balances to the financial statements.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included: (1) obtaining an understanding and assessing management’s method for developing the allowance for credit losses; (2) evaluating the competence, capabilities and objectivity of the professionals engaged by the Company; (3) independently evaluating the appropriateness of the valuation model, by reviewing the valuation report and the calculation schedules prepared by the management and third party valuation specialists engaged by the Company; (4) testing the accuracy of management’s basic input in calculating CECL including aging report, historical write-offs and recoveries, on a sample basis; (5) sending confirmations to debtors to confirm the accuracy of the basic information and terms of the loan receivables and other receivable accounts; and (6) performing credit reviews on significant receivable balances, including assessments of the counterparties’ financial condition and willingness to repay.

Impairment of Inventories

As described in Note 5 to the financial statements, the Company assessed impairment on inventories.

The Company reviews inventory for impairment when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The recoverability of inventory is evaluated by initially comparing its carrying amount to the estimated undiscounted future cash flows expected to be generated. If it is determined that the inventory is not recoverable, an impairment loss is recognized in the amount by which the carrying value exceeds its fair value.

We identified inventory impairment as a critical audit matter due to the involvement of significant management judgment in evaluating whether an impairment indicator exists and in estimating the recoverable value. Auditing this area involved subjectivity in assessing assumptions and estimates used by management in determining the impairment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included: (1) Observing the condition of inventory during inventory counts; (2) Understanding and evaluating Company’s accounting policy on the valuation of its inventories and management’s basis in determining the inventories reserve; (3) Testing the accuracy and completeness of management’s calculation and the underlying data that served as the basis for the calculation of inventory reserve; (4) Evaluating and assessing the reasonableness of the inventory reserve assumptions.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2020.

Singapore

May 15, 2025

PCAOB ID Number 3487

SOS LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ thousands, except share data and per share data, or otherwise noted)

	December 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$237,484	$279,177
Investment securities	200	307
Accounts receivable, net	2,630	809
Inventories	33,011	32,875
Other receivables, net	150,281	79,970
Amount due from related parties	9,837	39,582
Intangible assets	29,873	21,396
Tax recoverable	1,823	1,279
Total current assets	465,139	455,395
Non-current assets:
Operating lease, right-of-use asset	-	377
Property, plant and equipment, net	17,143	28,048
Goodwill	72	72
Total non-current assets	17,215	28,497
Total assets	$482,354	$483,892

LIABILITIES AND EQUITY
Current liabilities:
Accrued liabilities	$21,498	$15,192
Accounts payable	12,511	36,740
Amount due to related parties	642	1,641
Operating lease liabilities	-	377
Tax payable	169	77
Other payables	11,844	7,492
Total current liabilities	46,664	61,519
Non-current liabilities:
Total non-current liabilities	-	-
Total liabilities	$46,664	$61,519

Shareholders’ equity Ordinary shares, $0.001 par value, 6,000,000,000 shares authorized, 444,677,724 Class A shares and 24,481,451 Class B shares issued and outstanding as of December 31, 2024. 6,099,608,450 Class A shares and 698,562,525 Class B shares issued and outstanding as of December 31, 2023, respectively	$2,191	$665
Statutory Reserve	161	161
Additional paid-in capital	761,391	730,345
Accumulated deficit	(290,261)	(276,672)
Accumulated other comprehensive loss	(31,557)	(28,512)
Non-controlling interests	(6,235)	(3,614)
Total shareholders’ equity	$435,690	$422,373
Total liabilities and shareholders’ equity	$482,354	$483,892

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2024	2023	2022
REVENUES	$231,424	92,416	$260,026
COST OF REVENUES	(224,383)	(78,234)	(270,597)
GROSS PROFIT/(LOSS)	7,041	14,182	(10,571)
OPERATING EXPENSES:
General and administrative expenses	(18,136)	(11,058)	(180,704)
Selling expenses	(2,774)	(672)	(8,556)
Share-based compensation	(7,735)	(7,264)	(14,714)
Total operating expenses	(28,645)	(18,994)	(203,974)
(LOSS) FROM OPERATIONS	(21,604)	(4,812)	(214,545)
OTHER (EXPENSE)/INCOME
Interest income	-	-	424
Other (expense)/income, net	5,619	(978)	(15,555)
Total other (expenses)	5,619	(978)	(15,131)
LOSS BEFORE INCOME TAXES	(15,985)	(5,790)	(229,676)
INCOME TAXES	(242)	(631)	(536)
NET LOSS	(16,227)	(6,421)	(230,212)
Net income attributable to non-controlling interests	2,621	2,770	1,026
NET LOSS FROM CONTINUED OPERATIONS	(13,606)	(3,651)	(229,186)

DISCONTINUED OPERATIONS
Gain on disposal of discontinued operations	1	-	811
Loss from discontinued operations	-	-	(1,072)
gain/(LOSS) FROM DISCONTINUED OPERATIONS	1	-	(261)

NET LOSS ATTRIBUTABLE TO SOS LIMITED	$(13,605)	$(3,651)	$(229,447)

OTHER COMPREHENSIVE (LOSS)/INCOME
Foreign currency translation	3,028	5,112	26,063
TOTAL COMPREHENSIVE (LOSS)/INCOME	$(10,577)	$1,461	$(203,384)

Weighted average number of ordinary shares

Basic	455,223,175	135,963,420	77,647,477
Diluted	455,223,175	135,963,420	77,647,477
LOSS PER SHARE
Basic	$(0.0299)	$(0.0269)	$(2.9564)
Diluted	$(0.0299)	$(0.0269)	$(2.9564)

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(US$ thousands, except share data and per share data, or otherwise noted)

	Ordinary shares				Additional				Accumulated other	Non-	Total
	Class A shares	Class B shares	Treasury stock	Total shares	Par value	Paid-in capita	Accumulated deficits	Statutory Reserve	comprehensive loss	controlling interests	shareholders’ equity
Balance, December 31, 2021	60,745,254	1,954,451	(13,936,000)	48,763,705	$300	672,352	(43,413)		4,130	200	633,569
Share-based compensation	5,752,223	2,008,800	-	7,761,023	39	14,675	-	-	-	-	14,714
Issuance of Class A Ordinary Shares and warrant	7,150,000	-	-	7,150,000	36	18,427	-	-	-	-	18,463
Foreign currency translation adjustments	-	-	-	-	(1)	34	-	-	(27,530)	-	(27,497)

Appropriation of statutory reserve	-	-	-	-	-	-	(59)	59	-	-	-
Disposition of discontinued operation	-	-	-	-	-	-	(261)	-	-	-	(261)
Net loss	-	-	-	-	-	-	(229,186)	-	-	(1,026)	(230,212)
Balance, December 31, 2022	73,647,477	3,963,251	(13,936,000)	63,674,728	374	705,488	(272,919)	59	(23,400)	(826)	408,776
Share-based compensation	9,173,072	10,008,000	-	19,181,072	95	7,169	-	-	-	-	7,264
Issuance of Class A Ordinary Shares and warrant	39,171,620	-	-	39,171,620	196	17,688	-	-	-	-	17,884
Net loss	-	-	-	-	-	-	(3,651)	-	-	(2,770)	(6,421)
Disposition of continued operation	-	-	-	-	-	-	-	-	-	(18)	(18)
Appropriation of statutory reserve	-	-	-	-	-	-	(102)	102	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(5,112)	-	(5,112)
Balance, December 31, 2023	121,992,169	13,971,251	(13,936,000)	122,027,420	665	730,345	(276,672)	161	(28,512)	(3,614)	422,373
Share-based compensation	80,590,305	10,510,200	-	91,100,505	456	7,279	-	-	-	-	7,735
Issuance of Class A Ordinary Shares and warrant	242,095,250	-	-	242,095,250	1,070	23,767	-	-	-	-	24,837
Net loss	-	-	-	-	-	-	(13,606)	-		(2,621)	(16,227)
Disposition of discontinued operation	-	-	-	-	-	-	17	-	(17)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(3,028)	-	(3,028)
Balance, December 31, 2024	444,677,724	24,481,451	(13,936,000)	455,223,175	2,191	761,391	(290,261)	161	(31,557)	(6,235)	435,690

The accompanying notes are an integral part of these consolidated financial statements.

*	On July 6, 2022,the Company changed its ADS ratio from 1:10 to 1:500. On June 16, 2023, the Company changed its ADS ratio back from 1:500 to 1:10, but also simultaneously did a one-for-fifty share consolidation ofits Class A Shares. On November 19, 2024, the Company changed its ADS ratio from 1:10 to1:150. All references to numbers of common shares and per-sharedata in the accompanying consolidated financial statements have been adjusted to reflect such shares aretrospective basis.

SOS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ thousands, except share data and per share data, or otherwise noted)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,605)	$(3,651)	$(229,447)
Net loss from continuing operation	(13,606)	(3,651)	(229,186)
Net gain/(loss) from discontinued operation	1	-	(261)
Adjustments for:
Depreciation of property, plant and equipment	10,904	4,975	7,960
Depreciation of right-of-use asset	377	800	693
Share-based compensation	7,735	7,264	14,714
Accretion of finance leases	6	32	75
Allowance for expected credit losses - accounts receivable	196	451	(500)
Allowance for expected credit losses - other receivables	(1,044)	228	170,842
Impairment of intangible assets	781	970	8,425
Impairment of mining equipment	-	4,455	25,043
Inventory impairment	2,571	194	16,786
Adjustments, total	21,526	19,369	244,038

Changes in operating assets and liabilities:
Accounts receivable	(2,017)	1,172	17,911
Investment securities	-	(307)	-
Other receivables	(69,267)	(25,194)	(60,083)
Amount due from related parties	29,745	29,456	(53,732)
Inventories	(5,283)	13,204	(5,267)
Intangible assets	(9,258)	(15,960)	(329)
Accrued liabilities	6,306	(5,193)	1,076
Tax (recoverable)/payable	(452)	1,247	3,650
Accounts payable	(24,229)	(94)	1,458
Other payables	4,352	(4,795)	5,760
Amount due to related parties	(999)	998	607
Lease liabilities	(377)	(544)	921
Net cash generated from/(used in) operating activities from continuing operations	(63,559)	9,708	(73,176)
Net cash generating from discontinued operating activities	1	-	261
Net cash generated from/(used in) operating activities	(63,558)	9,708	(72,915)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	-	-	(16,030)
Net cash used in investing activities from continuing operations	-	-	(16,030)
Net cash used in investing activities from discontinued operation	-		-
Net cash used in investing activities	-		(16,030)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of principle portion of lease liabilities	(288)	(288)	(768)
Proceed from share issuance, net of issuance costs	24,838	17,884	18,463
Proceeds from disposal of subsidiaries		-	17,000
Net cash generated from financing activities	24,550	17,596	34,695

EFFECT OF EXCHANGE RATES ON CASH	(2,685)	(7,619)	(24,283)

NET CHANGES IN CASH AND CASH EQUIVALENTS	(41,693)	19,685	(78,533)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	279,177	259,492	338,025
CASH AND CASH EQUIVALENTS, END OF YEAR	$237,484	$279,177	$264,434
LESS: CASH AND CASH EQUIVALENTS, FROM THE DISCONTINUED OPERATIONS	$-	$-	$4,942

Supplemental cash flow information
Cash paid for income tax	12	684	1,032

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

We are an emerging blockchain-based and big data-driven marketing solution provider, also engaged in blockchain and cryptocurrency operations, which currently include cryptocurrency mining and may expand into cryptocurrency security and insurance in the future. Since April 2021, we launched commodity trading via our subsidiary SOS International Trading Co. Ltd and Weigou International Trading Co Ltd. Major trading commodity includes mineral resin, soy bean, wheat, sesame, liquid sulfur, petrol coke and latex etc.

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The accompanying consolidated financial statements reflect the activities of SOS Limited and each of the following entities:

Name	Background
SOS Information Technology New York Inc.	A New York company Incorporated on July 15, 2020 A holding company	SOS NY

Yong Bao Two Ltd.	A British Virgin Island company Incorporated on February 29, 2020 A holding company	YBT

Canada XX Exchange Ltd.	Digital asset exchange platform	Canada XX

US XX Exchange Ltd.	Digital asset exchange platform	US XX

Future Technology Global Ltd. (HK)	A 100% subsidiary of SOS Information Technology Co., Ltd.	Future Technology

FDW Limited	A 100% subsidiary of SOS Ltd.	FDW Limited

China SOS Ltd.	A Hong Kong limited liability company Incorporated on June 19, 2019 A holding company	China SOS

FD LLC	A 51% owned JV with Niagara Development LLC	FD LLC

Qingdao SOS Investment Management Co., Ltd.	A 100% subsidiary of China SOS Limited, a WOFE	WFOE

Qingdao SOS Investment LLP	A 99% subsidiary of Qingdao SOS Investment Management Co., Ltd.(PRC)	Qingdao SOS

SOS Auto Service Co., Ltd.	A 99% subsidiary of Qingdao SOS Investment Management Co., Ltd.(PRC)	Other Subsidiary

Inner Mongolia SOS Insurance Agency Co., Ltd.	A 100% subsidiary of SOS Information Technology Co., Ltd, which operates insurance brokerage business within Inner Mongolia region	Other Subsidiary

Common Prosperity Technology Co., Ltd.	A 50% subsidiary of SOS International Trading Co., Ltd. and another 50% owned by Qingdao SOS Investment LLP	Other Subsidiary

SOS International Trading Co., Ltd.	A 100% subsidiary of SOS Information Technology Co., Ltd.	Other Subsidiary

Weigou International Trading Co., Ltd.	A 99% subsidiary of Qingdao Investment LLP	Other Subsidiary

Shuyun International Trading Co., Ltd.	A 99% subsidiary of Qingdao Investment LLP	Other Subsidiary

Chexiaoer Technology Co., Ltd.	A 25% subsidiary of Qingdao Investment LLP and A 30% owned by SOS Auto Service Co., Ltd.	Other Subsidiary

Hebei S Cloud Enterprise Management Co., Ltd.	A 99% subsidiary of Future Digital Investment Ltd.(Hong Kong)	Other Subsidiary

SOS Rescue Service LLC	A 100% owned subsidiary of SOS Emergency Rescue Service Ltd	Other Subsidiary

SOS Emergency Rescue Service Ltd.	A 100% owned subsidiary of SOS Ltd.	Other Subsidiary

Future Digital Investment Ltd.	A 100% owned subsidiary of SOS Ltd.	Other Subsidiary

Qingdao Zhonghai Venture Capital Management Co., Ltd.	A 100% owned subsidiary of Future Digital Investment Ltd.	Other Subsidiary

Chexiaoer (Tianjin Automobile) Management Co., Ltd.	A 70% owned subsidiary of Chexiaoer Technology Co Ltd.	Other Subsidiary

Hebei Chexiaoer Technology Co., Ltd.	A 70% owned subsidiary of Chexiaoer Technology Co Ltd.	Other Subsidiary

Zhongjian Tianxia(Beijing) Investment Co., Ltd.	A 65% owned subsidiary of Xinxin Ranran International Trading Co Ltd.	Other Subsidiary

Xinxin Ranran International Trading Co. Ltd	A 99% owned subsidiary of SOS International Trading Co Ltd.	Other Subsidiary

Future Digital Trading Ltd.	100% owned subsidiary of SOS Ltd	Other Subsidiary

Qingdao Yonbao Ronghe International Trading Co Ltd.	A 90% owned subsidiary of Future Digital Trade Ltd	Other Subsidiary

Future Digital Trading Pte Ltd.	A 100% owned subsidiary of Future Digital Trade Ltd	Other Subsidiary

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

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

On May 18, 2020, the fair value of the following assets and liabilities were acquired resulting in the total loss of approximately $5.7 million:

Dollars in thousands
Total Purchase Price	$9,660
Net Assets Acquired:
Assets
Cash and cash equivalents	13,664
Restricted cash	26,524
Accounts receivable	7,462
Inventories	8
Prepaid expenses and other current assets	110
Intangible assets	2,969
Other assets	2,682
Total Assets	53,419
Liabilities
Accounts payable and accrued liabilities	(49,438)
Total Liabilities	(49,438)
Net Assets Acquired	3,981
Loss on Acquisition	$5,679

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

On November 2, 2022, the fair value of the following assets and liabilities were disposed of resulting in the total loss of approximately $0.8 million:

Dollars in thousands
Total Selling Price	$17,000
Net Assets Disposed:

Total Assets	110,201
Total Liabilities	(94,012)
Net Assets Disposed	16,189
Income from disposal of discontinued operations	$811

Loss on discontinued operations for the year ended December 31, 2022 was as follows:

Dollars in thousands
Revenue	$81,977
Expenses	(83,049)
Loss on discontinued operations	$(1,072)

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Disposal loss from selling off insurance marketing business segment

Pursuant to the Share Purchase Agreement (this “Agreement”) is made and entered into as of  November 2, 2022 by and among (i) S International Holdings Limited, a Cayman Islands exempt company (the “Purchaser”), (ii) S International Group Limited, a British Virgin Islands company (the “Company”), and (iii) SOS Limited, a Cayman Islands exempt company (“SOS” or the “Seller” of disposed asset group in insurance marketing). The Purchaser, the Company and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property, plant and equipment   and intangible assets, capitalized development costs, impairment of long-lived assets, allowance for expected credit losses revenue recognition, allowance for deferred tax assets and uncertain tax position, and inventory allowance. Actual results could differ from these estimates.

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

Translation adjustments included in accumulated other comprehensive loss amounted to $31,557,245   and $28,511,734, as of December 31, 2024, 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2024, 2023 were translated at 7.2993, 7.0999 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2024, 2023 and 2022 were 7.1957 RMB, 7.0809 RMB and 6.7290 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand; demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for expected credit losses, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

Goodwill

Goodwill of $71,977 was recognized as of December 31, 2020 in connection with the transaction of SOS IT acquiring Inner Mongolia SOS Agency Co. Ltd. In future years, the Company will complete an annual impairment test for goodwill that includes an assessment of qualitative factors including, but not limited to, macroeconomic conditions, industry and market conditions, and entity specific factors such as strategies and financial performance. The Company will perform annual impairment tests as of December 31, 2024   or earlier if indicators of impairment exist. There were no indicators of goodwill impairment as of December 31, 2024.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024, 2023 and 2022, $nil, $4.5m and $25.0m impairment of long-lived assets was recognized respectively.

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

Non-recurring measurement of fair value

The Company accounts for its digital currencies as indefinite-lived intangible assets in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other. The Company’s digital currencies are initially recorded at fair value upon receipt (or “carrying value”). On a quarterly basis, they are measured at carrying value, net of any impairment losses incurred since receipt. Pursuant to guidance from ASC 820, Fair Value Measurement, the Company is required to determine the non-recurring fair value measurement used to determine impairment of the digital currencies held on the balance sheet. The Company will record impairment losses as the fair value falls below the carrying value of the digital currencies. The digital currencies can only be marked down when impaired and not marked up when their value increases. The resulting carrying value represents the fair value of the asset. The last impairment date for the digital currencies was December 31, 2024. The Company had an outstanding carrying balance of digital assets of approximately $29,872,994 and $21,396,100 in 2024 and 2023, net of impairment losses incurred of $781,003 and $1,035,334 for the year ended December 31, 2024 and 2023, respectively. As of December 31, 2024, 736.75 units of bitcoin held as digital currencies is about $26,347,993 fair value and 2,949.79 units of ethereum held as digital currencies is approximately $3,525,001 fair value.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024 and 2023, there are 454,720,975 and 6,728,490,975 dilutive shares, respectively.

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

Impact of Recently Issued Accounting Pronouncements

The accounting standards that the Company adopted beginning January 1, 2024 did not have a significant impact on its consolidated financial statements.

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	December 31, 2024	December 31, 2023
Accounts receivable	$2,938	$930
Allowance for expected credit losses	(308)	(121)
Total accounts receivable, net	$2,630	$809

Movements of allowance for expected credit losses are as follows:

Beginning balance	$121	$59
Addition	187	62
Ending balance	$308	$121

4.	OTHER RECEIVABLES, NET

Other receivables consist of the following:

	December 31, 2024	December 31, 2023
Deposit to non-trade suppliers	$71,326	$51,315
Loan receivable	18,553	18,553
Prepayments	222,022	172,996
Allowance for expected credit losses	(161,620)	(162,894)
Total other receivables, net	$150,281	$79,970

Movements of allowance for expected credit losses are as follows:

Beginning balance	$162,894	$170,842
Addition	2,014	228
Reverse	(3,288)	(8,176)
Ending balance	$161,620	$162,894

Prepayments primarily consist of amounts advanced to suppliers in connection with the Company’s commodity trading activities. The increase in the balance as of December 31, 2024, reflects the Company’s higher trading volume during the year.

During the year ended December 31, 2024, the Company recognized impairment losses of approximately US$137.1 million on certain prepayments that were determined to be unrecoverable.

5.	INVENTORIES

Inventories consist of the following:

	December 31,	December 31,
	2024	2023
Finished goods	$35,776	$33,069
Impairment loss	(2,765)	(194)
Total Inventory, net	33,011	32,875

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

6.	OPERATING LEASE LIABILITIES

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

Operating lease expense for the years ended December 31, 2024, 2023 and 2022 was $384,000, $551,041, and $1,221,081, respectively.

On February 5, 2025, the Company entered into a virtual office lease agreement with a monthly lease payment of $189.60, effective through February 28, 2027. As of December 31, 2024, the lease had not yet commenced and no right-of-use asset or lease liability was recognized.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of Balance Sheet	December 31, 2024	December 31, 2023
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$-	$377

Current operating lease liabilities	Operating lease liabilities - current	$-	$377
Non-current operating lease liabilities	Operating lease liabilities	-	-
Total operating lease liabilities		$-	$377

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31, 2024	December 31, 2023
Office equipment, fixtures and furniture	$48,471	$48,475
Computer	24,000	24,000
Motor vehicle	170	170
Less: Accumulated depreciation	(28,795)	(17,894)
Less: Impairment	(26,703)	(26,703)
Total	$17,143	$28,048

The depreciation expenses for the years ended December 31, 2024, 2023 and 2022 was $10.9 million, $5.0 million and $8.0 million, respectively.

Mining equipment were fully impaired in fiscal 2023.

8.	INTANGIBLE ASSETS

Intangible assets consist of the following:

Balance as of December 31, 2021	$14,502
Additions of intangible assets	329
Less: Impairment losses	(8,425)
Balance as of December 31, 2022	6,406
Additions of intangible assets	16,025
Less: Impairment losses	(1,035)
Balance as of December 31, 2023	$21,396
Additions of intangible assets	9,258
Less: Impairment losses	(781)
Balance as of December 31, 2024	29,873

Bitcoin Production

The following table presents our bitcoin mining activities for the year ended December 31, 2024.

	Number of bitcoins	Amount

Balance as of December 31, 2023	675.65	$17,871,099
Receipt of BTC from mining services and investment income	61.10	9,257,897
Impairment of BTC	-	(781,003)
Balance as of December 31, 2024	736.75	26,347,993

The following table presents our Etherum mining activities for the year ended December 31, 2024.

	Number of Etherums	Amount

Balance as of December 31, 2023	2,949.79	$3,525,001
Receipt of ETH from mining services and investment income	-	-
Impairment loss	-	-
Balance as of December 31, 2024	2,949.79	3,525,001

9.	OTHER PAYABLES

Other payables consist of the following:

	December 31, 2024	December 31, 2023
Payables to non-trade vendors and service providers	$11,823	$6,060
Accrued salary	21	13
Others	-	1,419
	$11,844	$7,492

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Amount due from related parties

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2024	December 31, 2023
Yongbao Insurance Agency Co., Ltd. and subsidiaries	Common shareholder	Inter-transaction	Repayment in demand	$493	$507
Wang Yaxian	Shareholder of the Company	Other receivables	Repayment in demand	3,550	3,550
Feng Weidong	CTO of the Company	Other receivables	Repayment in demand	3,550	3,550
Wu Xianlong	Director of a subsidiary	Account receivables & Other receivables	Repayment in demand	1,900	1,900
Qingdao SOS Industry Holding Co, Ltd	Related Party	Other receivables	Repayment in demand	344	30,075
				$9,837	$39,582

Amount due to related parties

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2024	December 31, 2023
Wang Yilin	Director of China SOS	Account payables	Repayment in demand	1	1
Wu Wenbin	Non-executive director	Account payables	Repayment in demand	25	25
Li Sing Leung	CFO of the Company	Other payables	Repayment in demand	9	8
Wang Yaxian	Shareholder of the Company	Other payables	Repayment in demand	-	1,000
Qingdao SOS Industry Holding Co, Ltd.	Related Party	Other payables	Repayment in demand	607	607

				$642	$1,641

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

11.	TAXES

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

SOS IT obtained the “high-tech enterprise” tax status since 2020, which reduced its statutory income tax rate to 15% in 2020.

Significant components of the provision for income taxes are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Current	$242	$631	$536
Income tax expenses	$242	$631	$536

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended December 31,	Year ended December 31,
	2024	2023
China statutory income tax rate	25%	25%
Preferential tax rate reduction	25%	25%
Permanent difference	-	-
Effective tax rate	-	-

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

11.	TAXES - continued

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2024 and 2023. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2024.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 6%.

Taxes recoverable consisted of the following:

	December 31, 2024	December 31, 2023
VAT taxes recoverable	$(1,807)	$(1,115)
Corporate income tax recoverable	90	(149)
Other taxes payable	63	62
Total	$(1,654)	$(1,202)

12.	CONCENTRATION OF RISK

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

For year ended December 31, 2024, the shareholders did not exercise any outstanding warrants.

The Company’s outstanding warrants are classified as equity since they qualify for exemption from derivative accounting as they are considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants were recorded as additional paid-in capital from common stock.

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2024:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2021	$-	$-
Issued	-	-
Exercised	-	-
Repurchased	-	-
Warrants outstanding, as of December 31, 2022	$13,983,567	$13.3
Issued	$783,432	$28.5
Exercised	-	-
Repurchased	-	-
Warrants outstanding, as of December 31, 2023	$14,766,999	$0.011
Private placement issued on June 19, 2024	484,281,240	0.123
Warrant exercised on November 17, 2024	1,569,999,600	0.01
Exercised	(830,999)	-
Repurchased
Warrants outstanding, as of December 31, 2024	$2,068,216,840	-

*	Warrants in ordinary shares

Warrants Outstanding	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life

February 24, 2021 Warrants	4,776,000	$35.00	5 years
February 11, 2021 Warrants	3,300,000	$25.00	5 years
February 18, 2021 Warrants	860,000	$50.00	5 years
March 29, 2021 Warrants	5,000,000	$25.00	5 years
June 19, 2024 Private Placement	484,281,240	0.132	5 years
March 15, 2024 F1-FO	1,569,999,600	0.01	5 years

*	Warrants in ordinary shares

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

14.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has entered into two agreements for leasehold improvements on the office premises. As of December 31, 2024, the Company did not enter any new lease contract with any parties, the new commitment is nil.

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

The New Jersey District Court approved the settlement outside the court system on May 20, 2022 and on August 2 2022, the Company paid $5 million to the plaintiff’ via an escrow account, releasing the Company to the same class action now and possible future allegation.

As of April 4, 2023, case captioned True North Financial LLF, TNA Capital Inc., TNA Capital LLC, and Michael Jaliman v. SOS Limited, Yandai Wang, and Zhengyu (Zane) Wang, Case Number 1:23cv02581 has been pending in District Court, Eastern District Court of New. Plaintiffs filed their Complaint on November 21, 2023, alleging claims for breach of contract, fraudulent inducement, tortious interference with economic relations, and breach of fiduciary duty against Defendants in connection with disposing off legacy business of P2P from the year of 2020 onwards.

It is difficult to determine a contingent liability as of the date of this report, because Plaintiffs’ Complaint does not allege a specific amount in damages. The matter is currently in the discovery stage. However, the Company and Yandai Wang continue to believe that Plaintiffs’ claims have no merit. As such, the Company and Yandai Wang will continue to vigorously defend against Plaintiffs’ claims.

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

SOSNY and Defendants entered into a certain settlement agreement and general mutual release on December 28, 2022 (“Settlement Agreement”). Pursuant to the Settlement Agreement, Thor Miner agreed to pay a sum of thirteen million U.S. dollars ($13,000,000) (the “Settlement Payment”) to SOSNY on or before December 23, 2022, and SOSNY agreed that subsequent to its receipt of the Settlement Payment, SOSNY shall cause the lawsuit to be dismissed with prejudice as to the settling defendants and without prejudice as to all others. As of the date of this annual report, SOSNY has received the full amount of the Settlement Payment and has caused the lawsuit to be dismissed.

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

Disaggregated information of revenues by business lines are as follows:

	For the year ended December 31, 2024		For the year ended December 31, 2023		For the year ended December 31, 2022
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Commodity trading	214,340	92.6%	68,409	74.0%	255,586	98.3%
Cryptocurrency mining	9,258	4.0%	18,898	20.4%	329	0.1%
Hosting service	6,506	2.8%	2,365	2.6%	-	-%
Other	1,320	0.6%	2,744	3.0%	4,111	1.6%
Total	231,424	100.0%	92,416	100.0%	260,026	100.0%

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2024	2023	2022
Reportable segment revenues	$231,424	$92,416	$260,026
Revenue, net – Commodity trading	214,430	68,456	255,575
Revenue, net –Cryptocurrency mining	9,258	18,898	329
Revenue, net – Others	7,827	5,694	5,642
Eliminations	(91)	(632)	(1,520)
Cost of revenues	(224,383)	(78,234)	(270,597)
Cost of revenues-Commodity trading	(217,257)	(68,983)	(250,301)
Cost of revenues–Cryptocurrency mining	-	-	-
Cost of revenues-Others	(7,217)	(9,883)	(20,296)
Eliminations	91	632	-

Reconciling Items
Selling, general and administrative	(16,960)	(7,081)	(189,521)
Depreciation and amortization	(10,904)	(4,975)	(7,960)
Impairment of intangible assets	(781)	(970)	(8,425)
Interest income		-	424
Other Income/(expense)	5,619	(978)	(15,131)
Current income tax expense	(242)	(631)	(536)
Net loss	(16,227)	(6,421)	(230,212)

Note Revenue - net, others refers to revenue generated from cryptocurrency mining and other revenue

The following financial information has been prepared to illustrate the consolidated financial position as at December 31, 2023 and 2024 and cash flows and profit or loss and other comprehensive income for the years ended December 31, 2023 and 2024 for (i) SOS Ltd; (ii) China SOS Ltd.; (iii)WFOE; (iv) VIE; (v) Subsidiaries outside China (vi)Subsidiaries inside China. The financial information of SOS Ltd. has been extracted from: SOS Ltd’s audited consolidated statements of financial position as of December 31, 2023 and 2024, and the related consolidated statements of profit or loss and other comprehensive income and cash flows for the years ended December 31, 2022, 2023 and 2024 and the related notes, included elsewhere in this annual report.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-24
		China			Subsidiaries	Subsidiaries	SOS Ltd.	China SOS Ltd				Subsidiaries Outside	Subsidiaries Inside
	SOS Ltd	SOS Ltd	WFOE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (a)	WFOE Adjustment	VIE Adjustment	Inter-company Elimination	China Adjustment(b)	China Adjustment	SOS Ltd. Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES -net	-	-	-		15,764	215,660					-			231,424
COST OF REVENUES	-	-	-		5,967	218,416					-			224,383
GROSS PROFIT	-	-	-	-	9,797	(2,756)	-	-	-	-	-	-	-	7,041
OPERATING EXPENSES:
General and administrative	2,677	1,951	10		10,921	1,796					-			17,355
Share-based compensation	7,735													7,735
Selling expense	-	-	-		-	2,774								2,774
Impairment					781	-								781
Profit ( Loss)on evaluation
Total operating expenses	10,421	1,951	10	-	11,702	4,570	-	-	-	-	-	-	-	28,645
INCOME FROM OPERATIONS
OTHER INCOME(EXPENSE):	(39)	-	-		-	5,658								5,619
Loss on acquisition
Other income(expense),net	(39)	-	-	-	-	5,658	-	-	-	-	-	-	-	5,619
Interest expense														-
Total other (expenses)income, net	(39)	-	-		-	5,658						-	-	5,619
Income from investments
INCOME(LOSS)BEFORE INCOME TAXES	(10,451)	(1,951)	(10)	-	(1,905)	(1,668)	-	-	-	-	-	-	-	(15,985)
INCOME TAXES						242								242
NET INCOME(LOSS) - CONTINUING OPERATION	(10,451)	(1,951)	(10)	-	(1,905)	(1,910)	-	-	-	-	-	-	-	(16,227)
Non-controlling interest					2,620	1								2,621
DISCONTINUED OPERATIONS:
Gain from discontinued operations	-					1								1
Income from disposal of discontinued operations
GAIN FROM DISCONTINUED OPERATIONS													-	1

Equity earnings in subs outside China	(10,451)	(1,951)	(10)	-	715		-
Equity earnings in subs and VIES inside China	-	-	-	-	-	(1,908)
NET PROFIT(LOSS)	(10,451)	(1,951)	(10)	-	715	(1,908)	-	-	-	-	-	-	-	(13,605)

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-23
	SOS Ltd	China SOS Ltd	WFOE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	SOS Ltd. Adjustment (a)	China SOS Ltd Adjustment (a)	WFOE Adjustment	VIE Adjustment	Inter- company Elimination	Subsidiaries Outside China Adjustment (b)	Subsidiaries Inside China Adjustment	SOS Ltd. Consolidated
	US$	US$	US$	US $	US$	US$	US $	US$	US$	US$	US$	US$	US$	US$
REVENUES -net	-	-	-	-	21,895	71,153	-	-	-	-	(632)	-	-	92,416
COST OF REVENUES	-	-	-		7,225	71,641	-	-	-	-	(632)	-	-	78,234
GROSS PROFIT	-	-	-	-	14,670	(488)	-	-	-	-	-	-	-	14,182
OPERATING EXPENSES:
General and administrative	4,047	(1,151)	68	-	7,457	637	-	-	-	-	-	-	-	11,058
Share-based compensation	7,264	-	-		-	-	-	-	-	-	-	-	-	7,264
Selling expense	-	-	-	-	-	672	-	-	-	-	-	-	-	672
Profit (Loss) on evaluation
Total operating expenses	11,311	(1,151)	68	-	7,457	1,309	-	-	-	-	-	-	-	18,994
INCOME FROM OPERATIONS
OTHER INCOME(EXPENSE):	-	67	1	-	205	(1,251)	-	-	-	-	-	-	-	(978)
Loss on acquisition
Other income(expense), net	-	67	1	-	205	(1,251)	-	-	-	-	-	-	-	(978)
Total other (expenses) income, net	-	67	1	-	205	(1,251)	-	-	-	-	-	-	-	(978)
Income from investments
INCOME(LOSS) BEFORE INCOME TAXES	(11,311)	1,218	(67)	-	7,418	(3,048)	-	-	-	-	-	-	-	(5,790)
INCOME TAXES						631								631
NET INCOME(LOSS) - CONTINUING OPERATION	(11,311)	1,218	(67)	-	7,418	(3,679)	-	-	-	-	-	-	-	(6,421)
Non-controlling interest	-	-	-	-	2,777	(7)	-	-	-	-	-	-	-	2,770
DISCONTINUED OPERATIONS:
Gain from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income from disposal of discontinued operations
GAIN FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Equity earnings in subs outside China	(11,311)	1,218	(67)	-	10,195	-	-	-	-	-	-	-	-	35
Equity earnings in subs and VIES inside China	-	-	-	-	-	(3,686)	-	-	-	-	-	-	-	(3,686)
NET PROFIT(LOSS)	(11,311)	1,218	(67)	-	10,195	(3,686)	-	-	-	-	-	-	-	(3,651)

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
	SOS Ltd	China SOS Ltd	WFOE	VIE		Subsidiaries Outside China	Subsidiaries Inside China	SOS Ltd. Adjustment(a)	China SOS Ltd Adjustment (a)	WFOE Adjustment	VIE Adjustment	Inter- company Elimination	Subsidiaries Outside China Adjustment(b)	Subsidiaries Inside China Adjustment Consolidation Working		SOS Ltd. Consolidated
	US$	US$	US$	US$		US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES -net	-	212	-	-		424	260,911	-	-	-	-	(1,521)	-	-	260,026	260,026
COST OF REVENUES	-	3,273	-	-		14,311	253,013	-	-	-	-	-	-	-	270,597	270,597
GROSS PROFIT	-	(3,061)	-	-		(13,887)	7,898	-	-	-	-	(1,521)	-	-	(10,571)	(10,571)
OPERATING EXPENSES:
General and administrative	12,623	95,343	(59)			64,190	10,128	-	-	-	-	(1,521)	-	-	180,704	180,704
Share-based compensation	14,714	-	-	-		-	-	-	-	-	-	-	-	-	14,714	14,714
Selling expense	-	-	-	-		-	8,556	-	-	-	-	-	-	-	8,556	8,556
Profit (Loss) on evaluation
Total operating expenses	27,337	95,343	(59)		-	64,190	18,684	-	-	-	-	(1,521)	-	-	203,974	203,974
INCOME FROM OPERATIONS
OTHER INCOME(EXPENSE):	53	(16,111)	(59)			(1,630)	2,192	-	-	-	-	-	-	-	(15,555)	(15,555)
Loss on acquisition
Other income(expense),net	53	(16,111)	(59)		-	(1,630)	2,192	-	-	-	-	-	-	-	(15,555)	(15,555)
Interest expense	-	-	-	-		424	-	-	-	-	-	-	-	-	424	(424)
Total other (expenses) income, net	-	-	-	-		-	-	-	-	-	-	-	-	-	(15,131)	(15,131)
Income from investments
INCOME(LOSS) BEFORE INCOME TAXES	(27,284)	(114,515)	-	-		(79,283)	(8,594)	-	-	-	-	-	-	-	(229,676)	(229,676)
INCOME TAXES	-	-	-	-		-	536	-	-	-	-	-	-	-	536	536
NET INCOME(LOSS) - CONTINUING OPERATION	(27,284)	(114,515)	-	-		(79,283)	(9,130)	-	-	-	-	-	-	-	(230,212)	(230,212)
Non-controlling interest	-	-	-	-		1,040	(14)	-	-	-	-	-	-	-	1,026	1,026
DISCONTINUED OPERATIONS:
Gain from discontinued operations	17,000	-	-	-		-	(16,189)	-	-	-	-	-	-	-	811	(261)
Income from disposal of discontinued operations	-	-	-	-		-	(1,072)	-	-	-	-	-	-	-	(1,072)	-
GAIN FROM DISCONTINUED OPERATIONS	-	-	-	-		-	-	-	-	-	-	-	-	-	(261)	(261)

Equity earnings in subs outside China	(10,284)	(114,515)	-	-		(78,243)	-	-	-	-	-	-	-	-	-	(203,042)
Equity earnings in subs and VIES inside China	-	-	-	-		-	(26,405)	-	-	-	-	-	-	-	-	(26,405)
NET LOSS	(10,284)	(114,515)	-	-		(78,243)	(26,405)	-	-	-	-	-	-	-	(229,447)	(229,447)

OTHER COMPREHENSIVE INCOME(LOSS)	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment - net of tax	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-
COMPREHENSIVE INCOME(LOSS)	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-

Notes

(a)	SOS Ltd. Completed a couple rounds of F3 financing. This entry is to offset legal fee against gross proceeds from registered direct offering.

(b)	This represents an elimination entry to set off inter-company sales from China SOS to FD LLC, which is a service cost to FD LLC.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-24
							SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	Adjustement (a)	Adjustement (b)	Adjustement (c)	Adjustement (d)	Adjustement (e)	Adjustement (f)	China SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	Inter-company elimination（g）	Subsidiaries Outside China Adjustment	Subsidiaries Inside China Adjustment	SOS Ltd. Consolidated total
	US$	US$	US$	US$	$US	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$				US$
ASSETS
Current assets:
Cash and cash equivalents	19,885	157,252	825		47,593	11,929													237,484
Trading Financial Assets	200																		200
Accounts receivable,net					256	2,374													2,630
Other receivables - net	5,958	973	-		-700	287,068							-143,018			-			150,281
Amount due from related parties	-	900	-		8,100	837													9,837
Inter-company receivable	152,575	21,737	278,380		(168,299)	(318,614)	34,221												-
Inventory						33,011													33,011
Intangible assets	-	6,289	-		23,584	-													29,873
Tax recoverable	15	-	-			1,808	-										-	-	1,823
Total current assets	178,633	187,151	279,205	-	(89,466)	18,413	34,221	-	-	-	-	-	(143,018)	-	-	-	-	-	465,139
Non-current assets:
Operating lease, right-of-use assets					-														-
Property equipment and software, net	-	1,025	-		16,079	39													17,143
Goodwill						72													72

Long-term investments																			-
Investment in subsidiaries outside China	-						-				-								-
Investment in WFOE		314,335	-314,335																-
Investment in China SOS		-64,794			64,794														-
Prepaid expense																			-
Total non-current assets	-	250,566	-314,335	-	80,873	111	-	-	-	-	-	-	-	-	-	-	-	-	17,215
Total assets	178,633	437,717	(35,130)	-	(8,593)	18,524	34,221	-	-	-	-	-	(143,018)	-	-	-	-	-	482,354
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,359	-		-	1,152													12,511
Amount due to related parties	15	-	-		19	608				-								-	642
Operating lease liability-current					-														-
Advance from customers					-	21,498													21,498
Tax payable	-	-			-	169													169
Other payables	1,241	153,976	-		1,460	9,143							-153,976			-			11,844
Total current liabilities	1,256	165,335	-	-	1,479	32,570	-	-	-	-	-	-	(153,976)	-	-	-	-	-	46,664
Operating lease liabilty-noncurrent					-														-
Total non-current liability	-	-	-	-	-	-	-	-	-	-			-	-	-	-	-	-	-
Total liabilities	1,256	165,335	-	-	1,479	32,570	-	-	-	-	-		(153,976)	-	-	-	-	-	46,664
Non-controlling interest					(6,235)	-													(6,235)
Shareholder's equity
Paid up capital	64,849	387,283	-		70,951	(520,905)	13						-						2,191
Additional paid-in capital	200,684					521,542	39,165					-	-						761,391
Statutory Reserve						161													161
Retained earnings	(88,156)	(114,901)	-		(74,788)	(12,416)						-		-					(290,261)
Accumulated other comprehensive income (loss)			(35,130)		-	(2,428)	(4,957)						10,958						(31,557)
Total Shareholders' equity	177,377	272,382	(35,130)	-	(3,837)	(14,046)	34,221	-	-	-	-	-	10,958	-	-	-	-	-	441,925
Total Liabilities and shareholders' equity	178,633	437,717	-35,130	-	(8,593)	18,524	34,221	-	-	-	-	-	-143,018	-	-	-	-	-	482,354

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-23
							SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	Adjustment (a)	Adjustment (b)	Adjustment (c)	Adjustment (d)	Adjustment (e)	Adjustment (f)	China SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	19,447	156,811	859	-	54,990	47,070	-	-	-	-	-	-	-	-	-	279,177
Investment securities	-	-	-	-	-	307	-	-	-	-	-	-	-	-	-	307
Accounts receivable, net	-	-	-	-	231	578	-	-	-	-	-	-	-	-	-	809
Other receivables - net	7,203	490	-	-	2,270	217,042	-	-	-	-	-	-	(147,035)	-	-	79,970
Amount due from related parties	-	900	-	-	8,100	30,582	-	-	-	-	-	-	-	-	-	39,582
Inter-company receivable	128,413	22,213	286,198	-	(146,707)	(325,302)	35,185	-	-	-	-	-	-	-	-	-
Inventory	-	-	-	-	-	32,875	-	-	-	-	-	-	-	-	-	32,875
Intangible assets	-	6,289	-	-	15,107	-	-	-	-	-	-	-	-	-	-	21,396
Tax recoverable	16	-	-	-	1	1,262	-	-	-	-	-	-	-	-	-	1,279
Total current assets	155,079	186,703	287,057	-	(66,008)	4,414	35,185	-	-	-	-	-	(147,035)	-	-	455,395
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	377	-	-	-	-	-	-	-	-	-	-	377
Property equipment and software, net	-	3,425	-	-	24,557	66	-	-	-	-	-	-	-	-	-	28,048
Goodwill	-	-	-	-	-	72	-	-	-	-	-	-	-	-	-	72

Long-term investments																-
Investment in WFOE	-	314,335	(314,335)	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	-	(64,794)	-	-	64,794	-	-	-	-	-	-	-	-	-	-	-
Total non-current assets	-	252,966	-314,335	-	89,728	138	-	-	-	-	-	-	-	-	-	28,497
Total assets	155,079	439,669	(27,278)	-	23,720	4,552	35,185	-	-	-	-	-	(147,035)	-	-	483,892
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,359	-	-	24,327	1,054	-	-	-	-	-	-	-	-	-	36,740
Amount due to related parties	1,015	-	-	-	19	607	-	-	-	-	-	-	-	-	-	1,641
Operating lease liability-current	-	-	-	-	377	-	-	-	-	-	-	-	-	-	-	377
Advance from customers	-	-	-	-	-	15,192	-	-	-	-	-	-	-	-	-	15,192
Tax payable	-	-	-	-	2	75	-	-	-	-	-	-	-	-	-	77
Other payables	241	153,976	-	-	7,161	90	-	-	-	-	-	-	(153,976)	-	-	7,492
Total current liabilities	1,256	165,335	-	-	31,886	17,018	-	-	-	-	-	-	(153,976)	-	-	61,519
Total non-current liability	-	-	-	-	-	-	-	-	-	-			-	-	-	-
Total liabilities	1,256	165,335	-	-	31,886	17,018	-	-	-	-	-		(153,976)	-	-	61,519
Non-controlling interest	-	-	-	-	(3,619)	5	-	-	-	-	-	-	-	-	-	(3,614)
Shareholder’s equity
Paid up capital	54,301	387,283	-	-	70,951	(511,886)	16	-	-	-	-	-	-	-	-	665
Additional paid-in capital	177,227	-	-	-	-	513,953	39,165	-	-	-	-	-	-	-	-	730,345
Statutory Reserve	-	-	-	-	-	161	-	-	-	-	-	-	-	-	-	161
Retained earnings	(77,705)	(112,949)	-	-	(75,498)	(10,520)	-	-	-	-	-	-	-	-	-	(276,672)
Accumulated other comprehensive income (loss)	-	-	(27,278)	-	-	(4,179)	(3,996)	-	-	-	-	-	6,941	-	-	(28,512)
Total Shareholders’ equity	153,823	274,334	(27,278)	-	(4,547)	(12,471)	35,185	-	-	-	-	-	6,941	-	-	425,987
Total Liabilities and shareholders’ equity	155,079	439,669	-27,278	-	23,720	4,552	35,185	-	-	-	-	-	-147,035	-	-	483,892

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-22
												Inter-	Subsidiaries	Subsidiaries
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	SOS Ltd. Adjustment(a)	China SOS Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	company elimination (g)	Outside China Adjustment	Inside China Adjustment	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	7,193	154,568	883	-	41,049	55,799	-	-	-	-	-	-	-	259,492
Accounts receivable, net	-	-	-	-	16	2,416	-	-	-	-	-	-	-	2,432
Other receivables - net	4,741	-	11	-	(2,100)	49,054	-	-	-	-	(902)	-	-	55,004
Amount due from related parties	17,000	900	-	-	8,100	43,038	-	-	-	-	-	-	-	69,038
Inter-company receivable	151,010	24,989	294,670	-	(135,864)	(334,805)	-	-	-	-	-	-	-	-
Inventory	-	-	-	-	-	46,273	-	-	-	-	-	-	-	46,273
Tax recoverable	16	-	-		(7)	2,534	-	-	-	-	-	-	-	2,543
Intangible assets	-	6,289	-	-	117	-	-	-	-	-	-	-	-	6,406
Total current assets	179,960	186,746	295,564	-	(84,489)	(135,691)	-	-	-	-	(902)	-	-	441,188
Non-current assets:
Operating lease, right-of-use assets	-	-	-	-	921	-	-	-	-	-	-	-	-	921
Property equipment and software, net	-	4,462	-	-	7,999	92	-	-	-	-	-	-	-	12,553
Goodwill	72													72
Long-term investments	(19)	-	-	-	-	19	-	-	-	-	-	-	-	-
Investment in subsidiaries outside China	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in WFOE	(314,335)	314,335	-	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	(64,794)	-	-	-	64,794	-	-	-	-	-	-	-	-	-
Total non-current assets	(379,076)	318,797	-	-	73,714	111	-	-	-	-	-	-	-	13,546
Total assets	(199,116)	505,543	295,564	-	(10,775)	(135,580)	-	-	-	-	(902)	-	-	454,734

LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,359	-	-	406	1,069	-	-	-	-	-	-	-	12,834

Amount due to related parties	622	-	1	-	19	1	-	-	-	-	-	-	-	643
Operating lease liability-current	-	-	-	-	544	-	-	-	-	-	-	-	-	544
Advance from customers	-	-	-	-	-	20,385	-	-	-	-	-	-	-	20,385
Payroll payable	-	-	-	-	-	2	-	-	-	-	-	-	-	2
Tax payable	-	-	-	-	2	92	-	-	-	-	-	-	-	94
Other payables	241	153,976	-	-	6,693	(148,929)	-	-	-	-	(902)	-	-	11,079
Total current liabilities	863	165,335	1	-	7,664	(127,380)	-	-	-	-	(902)	-	-	45,581
Operating lease liability-noncurrent	-	-	-	-	377	-	-	-	-	-	-	-	-	377
Total non-current liability	-	-	-	-	377	-	-	-	-	-	-	-	-	377
Total liabilities	863	165,335	1	-	8,041	(127,380)	-	-	-	-	(902)	-	-	45,958
Non-controlling interest	-	-	-	-	(841)	15	-	-	-	-	-	-		(826)
Shareholders’ equity
Paid up capital	(818,741)	452,078	295,491		70,950	596	-	-	-	-	-	-	-	374
Additional paid-in capital	191,536	-	-	-	-	7	-	-	-	-	513,945		-	705,488
Statutory Reserve	513,945	-	-	-	-	59	-	-	-	-	(513,945)			59
Retained earnings	(60,680)	(111,870)	73	-	(88,925)	(11,518)	-	-	-	-	-	-	-	(272,920)
Accumulated other comprehensive income (loss)	(26,039)	-	(1)	-	-	2,641	-	-	-	-	-	-	-	(23,399)
Total Shareholders’ equity	(199,979)	340,208	295,563	-	(17,975)	(8,215)	-	-	-	-	-	-	-	409,602
Total Liabilities and shareholders’ equity	(199,116)	505,543	295,564	-	(10,775)	(135,580)	-	-	-	-	(902)	-	-	454,734

Notes

(a)	SOS placed private equity from a number of investors, SOSINT received it on behalf of SOS. This entry represents that SOS is to pick it up by increasing paid-up and additional paid-up capital by going through inter-company account;

(b)	This entry is to eliminate China SOS’s investment in WFOE against WFOE’s paid-up capital, additional paid-up capital and retained earning if any;

(c)	This entry is to eliminate SOS’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(d)	China SOS received financing net of issuance expenses on behalf of SOS. This entry is to increase SOS’s paid-up capital and additional paid-up capital by going through inter-company account to offset other receivables and other payable;

(e)	This entry is to re-classify paid-up capital to additional capital by Register of members reconciliation table and re-classify between retained earnings and additional paid-up capital;

(f)	This entry is to eliminate SOSNY’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(g)	This entry represents an inter-company elimination entry between SOS and SOSNY.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-24
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Subsidiaries Outside China	Subsidiaries inside China	Consolidation Adjustments(a)	Consolidation Adjustments(b)	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(10,451)	(1,951)	(10)	-	715	(1,908)	-		(13,605)
Net gain from discontinued operation						1			1
Net loss from continuing operation	(10,451)	(1,951)	(10)	-	715	(1,909)			(13,606)
Adjustments to reconcile net income net cash used in operating activities:									-
Depreciation of property, plant and equipment		-			-	10,904			10,904
Depreciation of ROU					377				377
Accretion of finance leases					6				6
Share-based compensation	7,735								7,735
Allowance for doubtful accounts - accounts receivable						196			196
Allowance for doubtful accounts - other receivable	-				-	(1,044)			(1,044)
Impairment of cryptocurrencies					781				781
Impairment of Mining Equipment									-
Inventory mark down						2,571			2,571
Loss on acquisition									-
Income from disposal of discontinued operations	-								-
Inventory					(256)	(5,027)			(5,283)
Changes in operating assets and liabilities
Accounts receivable	-					(2,017)			(2,017)
Trading Financial Assets						-			-
Other receivables	1,245	(483)			2,970	(72,999)			(69,267)
Inter-company account	1,909	2,875	(24)		3,019	(7,779)
Amount due from related parties		-			-	29,745			29,745
Intangible assets		-			(9,258)				(9,258)
Accrued liabilities						6,306			6,306
Tax payables						(452)			(452)
Accounts payable		-	-		(24,327)	98			(24,229)
Other payables	1,000	-	-		(5,701)	9,053	-		4,352
Amount due to related parties	(1,000)		-		-	1			(999)
Contract liabilities						-			-
Lease liability					-377				(377)
Net Cash used in Operating Activities - Continuing Operations	438	441	(34)	-	(32,051)	(32,353)	-	-	(63,559)
Net Cash generated from Operating Activities - Discontinued Operations						1			1
Net cash generated from/(used in) operating activities	438	441	(34)	-	(32,051)	(32,352)	-	-	(63,558)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment		-			-				-
Investment in equity									-
Proceed from disposals of discontiuned operations	-
Net cash (used in) generated from investing activities	-	-	-	-	-	-		-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	-						-	-	-
Proceed from private equity placement, net of issuance costs		-	-						-
Repayment of principle portion of lease liabilities					(288)				(288)
Proceeds from share issuance, net of issuance costs					24,838				24,838
Proceeds from disposal of subsidiaries	-								-
Net cash generated from (used in) financing activities	-	-	-	-	24,550	-	-	-	24,550
									-
EFFECT OF EXCHANGE RATES ON CASH	-					(2,685)			(2,685)

Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	438	441	(34)	-	(7,397)	(35,141)		-	(41,693)
CASH AND CASH EQUIVALENTTS, beginning of year	19,447	156,811	859	-	54,990	47,070			279,177
CASH AND CASH EQUIVALENTTS, end of year	19,885	157,252	825	-	47,593	11,929		-	237,484

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

On March 19, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell an aggregate of 222,337,500 units, each Unit consisting of one Class A Ordinary Share of the Company, par value $0.005 per share and one warrant to purchase three Shares each with an initial exercise price of $0.0398 per Share, or approximately $5.97 per American depositary share of the Company at a price of 0.034666 per Unit, or approximately $5.2 per ADS unit, for an aggregate purchase price of approximately $7.7 million. On April 9, 2025, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

* * * * *

ITEM 19. EXHIBITS

1.1*	Sixth amended and Restated Memorandum and Articles of Association of the Registrant, as amended and currently in effect

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2***	Registrant’s Specimen Certificate for Ordinary Shares

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on April 14, 2017)

2.4	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

2.5	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

2.6	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

2.7	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 17, 2021)

2.8	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 22, 2021)

2.9	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

2.10	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

2.11	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on October 2, 2023)

2.12	Form of Warrant (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on March 18, 2024)

2.13	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on June 12, 2024)

2.14	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on March 19, 2025)

2.15*	Description of Securities

4.1	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

4.2	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

4.3	Form of the Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

4.4	Placement Agent Agreement, dated January 15, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

4.5	Form of the Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

4.6	Engagement Letter, dated February 7, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

4.7	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 17, 2021)

4.8	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 22, 2021)

4.9	Form of Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

4.10	Engagement Letter, dated February 24, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

4.11	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

4.12	Form of Lock-Up (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

4.13	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.14	Form of Lock-Up (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.15	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.16	Purchase & Sale Agreement between Thor Miner Inc. and SOS Information Technology New York Inc. dated January 10, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 12, 2022)

4.17	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.18	Form of Lock-Up (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.19	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.20	Share Purchase Agreement by and among SOS Limited, S International Holdings Limited and S International Group Limited, dated November 2, 2022 (incorporated by reference to Exhibit 99.5 of the Company’s current report on Form 6-K filed with the Commission on November 8, 2022)

4.21	Form of Settlement Agreement (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 6-K filed with the Commission on December 30, 2022)

4.22	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on October 2, 2023)

4.23	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on March 18, 2024)

4.24	Form of the Letter Agreement (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on March 18, 2024)

4.25	Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.4 of the Company’s current report on Form 6-K filed with the Commission on March 18, 2024)

4.26	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on June 12, 2024)

4.27	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on March 19, 2025)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company’s annual report on Form 20-F filed with the Commission on May 15, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

***	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates.

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

Date: May 15, 2025