Form 20-F
period 2025-12-31
SOS Ltd
filed 2026-05-15
CIK 1346610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Yandai Wang (Chief Executive Officer)

Telephone: +86-532-86617117

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.75 per share	SOS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report.

13,235,873 Class A ordinary shares

2,934,447 Class B ordinary shares

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

Yes ☐     No ☒

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“ADSs” refers to our American depositary shares, each of which represents 10 Class A ordinary shares; the ADS program was terminated on September 8, 2025;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong Special Administrative Region and the Macau Special Administrative Region, unless referencing specific laws and regulations adopted by the PRC and other legal and tax matters only applicable to mainland China, and excluding, for the purposes of this annual report only, Taiwan;

●	“Class A Ordinary Shares” refers to Class A ordinary shares, par value US$0.75 per share of SOS Limited;

●	“Class B ordinary shares” refers to Class B ordinary shares, par value US$0.75 per share of SOS Limited;

●	“we,” “us,” “our company” and “our” refer to SOS Limited, and its consolidated subsidiaries.

●	“investors” refers to lenders of capital on our marketplace, unless the context indicates otherwise;

●	“NYSE” refers to the New York Stock Exchange;

●	“RMB” and “Renminbi” refer to the legal currency of China; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

●	“SOS” or “the Company” refers to SOS Limited., an exempted company registered in the Cayman Islands with limited liability.

●	“former variable interest entity” or “former VIE” refer to the consolidated variable interest entity, Qingdao SOS Industrial Holding Co., Ltd. and its subsidiaries which are PRC companies in which SOS did not have equity interests but whose financial results had been consolidated by SOS in accordance with U.S. GAAP due to SOS being the primary beneficiary of these companies prior to the disposition of the VIE and its subsidiaries.

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

For example, the recently promulgated Data Security Law and the Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The new Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC and several other PRC governmental authorities in December 2021, as well as the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, published by the CAC for public comments in November 2021, imposed potential additional restrictions on China-based overseas-listed companies like us. If future implementing rules of the new Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our Class A Ordinary Shares. For additional details, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China.”

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

Risks and uncertainties arising from the legal system in China, including the above-mentioned risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A Ordinary Shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor, Assentsure PAC (“Assentsure”), the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to the PCAOB’s inspections to assess Assentsure’s compliance with applicable professional standards. Assentsure PAC is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis with the latest inspection in September 2024. As of the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong.   In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

These risks, if materialized, could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

On August 11, 2025, we held our 2025 Extraordinary General Meeting of shareholders (the “2025 Extraordinary General Meeting”) to effect the following resolutions. First, as an ordinary resolution, the shareholders approved an increase of the authorized share capital of the Company by the creation of an additional 500,000,000 Class B Ordinary Shares of a par value of US$0.005 each, to rank pari passu in all respects with the existing Class B Ordinary Shares. Second, as an ordinary resolution, the shareholders approved a share consolidation whereby every 150 issued and unissued Class A Ordinary Shares of a par value of US$0.005 each and every 150 issued and unissued Class B Ordinary Shares of a par value of US$0.005 each in the share capital of the Company were consolidated into 1 Class A Ordinary Share of a par value of US$0.75 and 1 Class B Ordinary Share of a par value of US$0.75, respectively (the “2025 Share Consolidation”). Third, as an ordinary resolution, the shareholders approved a share subdivision whereby, following the effectiveness of the 2025 Share Consolidation, each authorized issued and unissued Class A Ordinary Share of a par value of US$0.75 and each authorized issued and unissued Class B Ordinary Share of a par value of US$0.75 were subdivided into 75 Class A Ordinary Shares of a par value of US$0.01 each and 75 Class B Ordinary Shares of a par value of US$0.01 each, respectively (the “2025 Share Subdivision”). The 2025 Share Consolidation became effective on September 8, 2025, on which date the Company also completed its transition from an ADS listing to a direct listing of its Class A Ordinary Shares on the NYSE. No fractional shares were issued in connection with the 2025 Share Consolidation. All fractional shares were rounded up to the nearest whole number of shares. The 2025 Share Subdivision has not been implemented as of the date of this report.

From a Cayman Islands legal perspective, the 2025 Share Consolidation does not have any retroactive effect on our shares prior to the effectiveness date of 2025 Share Consolidation.

Unless otherwise indicated, all information included in this annual report, including, without limitation, all share and per share amounts, trading and per share prices, note conversion rates and option and warrant exercise prices, is presented after giving effect to the 2025 Share Consolidation.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

Risks Related to Our Commodities Trading Business

●	SOS Limited is primarily a commodities trading company, and our revenues are substantially dependent on the volume and margin of our commodities trading transactions. Adverse commodity price movements could compress or eliminate our margins and materially affect our results of operations. See more detailed discussion of this risk factor on page [ ] of this annual report.

●	We are exposed to significant counterparty and credit risk in our commodities trading business. Our prepayments to suppliers and receivables from customers are subject to substantial credit loss risk, and our allowances for credit losses may be insufficient. See more detailed discussion of this risk factor on page 8 of this annual report.

●	Our commodities trading business requires us to make substantial advance payments to suppliers before goods are delivered, which we may be unable to recover if suppliers fail to perform. See more detailed discussion of this risk factor on page 8 of this annual report.

●	Our commodities trading revenues are concentrated among a limited number of customers, and the loss of any such customer could cause a material decline in our revenues. See more detailed discussion of this risk factor on page 8 of this annual report.

●	We may be required to write down inventory to net realizable value, which could materially affect our financial results. See more detailed discussion of this risk factor on page 9 of this annual report.

●	Management has identified material weaknesses in our internal controls over revenue recognition for our commodities trading business. If we are unable to remediate these weaknesses, we may be unable to accurately report our financial results. See more detailed discussion of this risk factor on page 9 of this annual report.

Risks Related to Our Hosting Services Business

●	Our hosting services revenues may decline if customer demand for third-party cryptocurrency mining decreases, and we may be unable to replace such revenues with alternative sources. See more detailed discussion of this risk factor on page 9 of this annual report.

●	The profitability of our hosting services business depends on the economic attractiveness of cryptocurrency mining for our customers, which is subject to numerous factors outside our control, including cryptocurrency prices, mining difficulty, and regulatory developments. See more detailed discussion of this risk factor on page 9 of this annual report.

●	If our hosting services business continues to decline, we may be unable to develop or acquire alternative revenue streams to replace those revenues in a timely manner or at all. See more detailed discussion of this risk factor on page 9 of this annual report.

Risks Relating to the Cryptocurrency Mining, Security and Insurance Business

●	We have temporarily shut down mining operations in 2025, and there can be no assurance that we will successfully resume or expand such operations in the future. See more detailed discussion of this risk factor on page 10 of this annual report.

●	Our cryptocurrency mining equipment has been subject to significant impairment charges, and we may be required to recognize additional impairment losses in the future. See more detailed discussion of this risk factor on page 10 of this annual report.

●	Our significant holdings of Bitcoin and Ethereum expose us to substantial fair value volatility, which is recognized directly in our earnings each period. See more detailed discussion of this risk factor on page 10 of this annual report.

●	Our cryptocurrency mining, security and insurance businesses are still under development, with many uncertainties in research of relevant technologies, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, each of them has not generated revenue from any commercially available blockchain-based products or services. See more detailed discussion of this risk factor on page 10 of this annual report.

●	Cryptocurrency mining relies on a steady and inexpensive power supply for operating mining farms and running mining hardware. Failure to access a large quantity of power at reasonable costs could significantly increase our operating expenses and adversely affect our demand for our mining machines. See more detailed discussion of this risk factor on page 10 of this annual report.

●	Shortages in, or rises in the prices of mining machines may adversely affect our business. See more detailed discussion of this risk factor on page 11 of this annual report.

●	We may not be able to develop our cryptocurrency mining capacity, blockchain-based security and insurance technologies in the safeguard of digital assets because we may fail to anticipate or adapt to technology innovations in a timely manner, or at all. See more detailed discussion of this risk factor on page 11 of this annual report.

●	Adverse changes in the regulatory environment in the PRC market could have a material adverse impact on our planned cryptocurrency related business. See more detailed discussion of this risk factor on page 11 of this annual report.

●	Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities. See more detailed discussion of this risk factor on page 12 of this annual report.

●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities. See more detailed discussion of this risk factor on page 12 of this annual report.

Risks Related to Our Data Mining and Analysis Business

●	Development of data warehouses is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business expansion and adversely affect our financial position. See more detailed discussion of this risk factor on page 13 of this annual report.

●	The market in which we participate is competitive. Failure to compete effectively may result in loss of our market share and a decrease in our revenues and profitability. See more detailed discussion of this risk factor on page 13 of this annual report.

●	Our revenues are highly dependent on a limited number of major clients, and the loss of any such client or any other significant client, or the inability of any such client or any other significant client to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition. See more detailed discussion of this risk factor on page 14 of this annual report.

●	If we do not succeed in attracting new clients or agents for our services and/or growing revenues from existing clients or agents, our business and results of operation may be adversely affected. See more detailed discussion of this risk factor on page 14 of this annual report.

●	Factors that adversely affect the industries in which our clients operate or information technology spending in these industries, particularly in the Internet and cloud service industries and insurance industries, may adversely affect our business. See more detailed discussion of this risk factor on page 14 of this annual report.

●	We purchase a significant portion of our meta data from a small number of data suppliers. A significant disruption in any of such data suppliers could materially and adversely affect our business, results of operations and financial condition. See more detailed discussion of this risk factor on page 15 of this annual report.

Risks Related to Doing Business in China

●	The approval of the CSRC, may be required in connection with the listing and trading of our securities under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our business, our listing on NYSE, financial condition and results of operations. See more detailed discussion of this risk factor on page 18 of this annual report.

●	In light of recent events indicating greater oversight by the CAC, over data security, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NYSE, financial condition and results of operations. See more detailed discussion of this risk factor on page 19 of this annual report.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably. See more detailed discussion of this risk factor on page 20 of this annual report.

●	Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business. See more detailed discussion of this risk factor on page 21 of this annual report.

●	Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and our ability to transfer cash between our PRC subsidiaries and us, across borders, and to investors and affect the value of your investment. See more detailed discussion of this risk factor on page 21 of this annual report.

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See more detailed discussion of this risk factor on page 22 of this annual report.

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business. See more detailed discussion of this risk factor on page 24 of this annual report.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. See more detailed discussion of this risk factor on page 25 of this annual report.

●	We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC. See more detailed discussion of this risk factor on page 25 of this annual report.

●	We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 26 of this annual report.

●	Adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects. See more detailed discussion of this risk factor on page 27 of this annual report.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See more detailed discussion of this risk factor on page 27 of this annual report.

Risks Related to Our Class A Ordinary Shares

●	The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors. See more detailed discussion of this risk factor on page 31 of this annual report.

●	Techniques employed by short sellers may drive down the market price of our Class A Ordinary Shares. See more detailed discussion of this risk factor on page 32 of this annual report.

●	Substantial future sales or perceived potential sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline. See more detailed discussion of this risk factor on page 32 of this annual report.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment. See more detailed discussion of this risk factor on page 33 of this annual report.

●	We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares. See more detailed discussion of this risk factor on page 33 of this annual report.

●	Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A Ordinary Shares. See more detailed discussion of this risk factor on page 34 of this annual report.

●	Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial. See more detailed discussion of this risk factor on page 34 of this annual report.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law. See more detailed discussion of this risk factor on page 34 of this annual report.

●	Certain judgments obtained against us by our shareholders may not be enforceable. See more detailed discussion of this risk factor on page 35 of this annual report.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies. See more detailed discussion of this risk factor on page 35 of this annual report.

●	You may experience dilution of your holdings due to inability to participate in rights offerings. See more detailed discussion of this risk factor on page 35 of this annual report.

●	We incur significant costs as a result of being a public company. See more detailed discussion of this risk factor on page 35 of this annual report.

Risks Related to Our Commodities Trading Business

Our commodities trading business is subject to significant commodity price volatility, which could adversely affect our margins and results of operations.

As a primarily commodities-driven company, we generate the substantial majority of our revenues from our commodities trading business by identifying suppliers and buyers and earning the price difference between our purchase price and sale price. As a result, our margins are directly exposed to fluctuations in the market prices of the commodities we trade, including mineral resin, soy bean, wheat, sesame, liquid sulfur and latex. Commodity prices are subject to significant fluctuations due to factors beyond our control, including global supply and demand dynamics, weather events, geopolitical developments, changes in currency exchange rates, and government policies or export controls. A significant decline in commodity prices between the time we commit to purchase and the time we complete a sale could compress or eliminate our margin on affected transactions, or require us to record inventory write-downs to net realizable value. We are required to assess our inventory at the lower of cost and net realizable value, and any write-down of inventory could adversely affect our financial results. We cannot guarantee that we will be able to manage commodity price risk effectively, and any significant adverse price movement could materially and adversely affect our business, financial condition and results of operations.

We are exposed to significant counterparty and credit risk in our commodities trading business, and our allowances for credit losses may be insufficient.

Our commodities trading business, which generates the substantial majority of our revenues, involves extending credit to customers and making significant advance payments to suppliers. A significant portion of our receivables is generated from our commodities trading operations and is concentrated among a limited number of counterparties. As of December 31, 2025, our other receivables included prepayments of approximately $427.8 million related to commodity trading transactions, against which we recorded an allowance for credit losses of approximately $213.2 million, and we recognized impairment losses of approximately $46.9 million on other receivables during fiscal year 2025. The collectability of our receivables and the recoverability of our supplier advances are subject to significant uncertainty, and future events — including deterioration in the financial condition of our counterparties, market disruptions, or geopolitical events — may require us to record additional credit loss allowances. If our allowances for credit losses are insufficient, our financial condition and results of operations could be materially and adversely affected.

Our commodities trading business requires us to make substantial advance payments to suppliers, which we may be unable to recover if goods are not delivered.

Our commodities trading operations — which drive the substantial majority of our revenues — require us to make significant advance payments and prepayments to suppliers before goods are delivered. If a supplier fails to deliver the contracted goods, delivers goods of inferior quality, or becomes insolvent, we may be unable to recover such advance payments. During fiscal year 2025, we recognized substantial impairment losses on other receivables related to such advances, reflecting the significant credit risk embedded in our business model. Our ability to assess the creditworthiness of suppliers may be limited, particularly for suppliers with whom we have limited transaction history. If we are unable to recover advance payments, our financial condition and liquidity could be materially and adversely affected.

We depend on a limited number of customers for a significant portion of our commodities trading revenues, and the loss of any such customer could adversely affect our results.

Because commodities trading constitutes the substantial majority of our revenues, our business is highly dependent on a small number of customers. For the year ended December 31, 2025, revenues from Qingdao West Travel Trading Co., Ltd were $42.3 million, accounting for 29.6% of our commodity trading revenues; revenues from Qingdao Ronghe Energy Trading Co. Ltd were $15.4 million, accounting for 10.8% of our commodity trading revenues; and revenues from Qinghuangdao Wushang Energy Trading Co., Ltd were $13.2 million, accounting for 9.2% of our commodity trading revenues. Our agreements with these customers may not be long-term in nature, and we cannot guarantee their continued patronage. The loss of any major customer, or a significant reduction in orders from such customers, could cause a material decline in our revenues and could adversely affect our operating results. We may not be able to replace lost revenues from such customers in a timely manner or at all.

In addition, our reliance on any individual significant customer may give that customer a degree of pricing leverage against us when negotiating contracts and terms of service with us. The loss of any of our major customers, or a significant decrease in the extent of the services that they outsource to us or the level of prices we offer, could materially and adversely affect our financial condition and results of operations.

We may be required to write down inventory to net realizable value, which could materially affect our financial results.

Our commodities trading business requires us to carry inventory of traded commodities, including mineral resin, soy bean, wheat, sesame, liquid sulfur and latex. We are required under U.S. GAAP to assess our inventory at the lower of cost and net realizable value at each reporting date. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. If commodity prices decline between the time inventory is acquired and the time of sale, or if inventory is damaged, deteriorated, or otherwise impaired, we may be required to write down the carrying value of such inventory to its net realizable value. Such write-downs could be material and could adversely affect our gross margin, operating results and financial condition. We cannot guarantee that commodity prices will remain at levels sufficient to ensure our inventory retains its carrying value.

Material weaknesses in our internal controls over revenue recognition for our commodities trading business could adversely affect the accuracy of our financial reporting.

Management has identified material weaknesses in our internal controls over financial reporting, including controls over revenue recognition for our commodities trading business, which generates the substantial majority of our revenues. Specifically, revenue and cost were, in certain instances, initially recorded based on invoicing rather than the transfer of control, and adjustments were required to align accounting with U.S. GAAP. In addition, the Company did not maintain effective controls over the timing of revenue recognition and the reconciliation of physical inventory movements to accounting records. If we are unable to remediate these material weaknesses in a timely manner, we may be unable to accurately report our financial results, which could lead to restatements of previously issued financial statements, loss of investor confidence, and adverse regulatory consequences. Any failure to maintain effective internal controls could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Hosting Services Business

Our hosting services revenues may decline if customer demand for third-party cryptocurrency mining decreases, and we may be unable to replace such revenues.

Following the discontinuation of our direct cryptocurrency mining operations in 2025, we transitioned to a hosting services model under which we earn fees from customers who locate and operate mining equipment on our premises. While commodities trading remains our primary revenue driver, hosting services generated approximately $7.5 million of revenue in fiscal year 2025, representing approximately 4.9% of our total revenues. Our hosting revenues depend on the continued willingness of third-party miners to utilize our facilities, which in turn depends on the economic attractiveness of cryptocurrency mining. If the price of Bitcoin, Ethereum or other mined cryptocurrencies declines significantly, if mining difficulty increases materially, or if the cost of electricity or other inputs renders mining uneconomical, demand for our hosting services could decline materially. We may be unable to replace lost hosting revenues with alternative revenue streams in a timely manner or at all, which could have a material adverse effect on our results of operations.

The profitability of our hosting services business depends on factors outside our control, including cryptocurrency prices, network difficulty, and regulatory developments.

The profitability of cryptocurrency mining — and therefore the demand for our hosting services — depends on numerous factors outside our control, including the market prices of Bitcoin and Ethereum, the global cryptocurrency network hash rate and mining difficulty, the availability and cost of electricity, and the development of more efficient mining hardware that may render our customers’ existing equipment obsolete. Cryptocurrency prices have historically been extremely volatile. If our hosted mining customers find it no longer economical to continue their operations, they may terminate or reduce their use of our facilities, and our hosting revenues would be adversely affected. Furthermore, our hosting operations are subject to evolving laws and regulations, and any adverse regulatory developments could restrict or prevent the operation of cryptocurrency mining equipment at our facilities, further reducing demand for our hosting services.

If our hosting services business continues to decline, we may be unable to develop or acquire alternative revenue streams to replace those revenues.

Our hosting services business is a secondary component of our overall operations and has grown from a transitional strategy following the discontinuation of our direct mining operations. We cannot guarantee that our hosting revenues will grow or even be maintained at current levels. Our decision to discontinue direct mining operations was driven by the determination that mining rigs were no longer cost-effective to operate, and we may face similar determinations with respect to the underlying economics of hosting services. If we are unable to grow or sustain our hosting revenue base, and if our commodities trading business does not expand sufficiently to compensate, our overall financial performance could be materially and adversely affected.

Risks Relating to the Cryptocurrency Mining, Security and Insurance Business

We have temporarily shut down mining operations in 2025, and there can be no assurance we will successfully resume profitable mining operations in the future.

We temporarily shut down mining operations during 2025 because the mining rigs were no longer cost-effective to operate. We did not generate any revenue from digital asset mining during the fiscal year ended December 31, 2025, and no digital assets were generated through mining during the year. While we may seek to resume direct mining operations in the future, there can be no assurance that mining economics will improve sufficiently to make direct mining viable or profitable, or that we will have access to the equipment, facilities, power supply, and capital required to resume operations at a competitive scale. Any resumption of mining operations will expose us to the same risks that led to the discontinuation of our mining activities.

Our cryptocurrency mining equipment has been subject to significant impairment charges, and we may be required to recognize additional impairment losses in the future.

Our cryptocurrency mining equipment has been subject to substantial impairment charges due to changes in market conditions, reduced mining profitability, technological obsolescence, reduced expected mining output, and changes in expected future economic benefits. We recognized an additional impairment loss of approximately $5.9 million on our mining equipment during fiscal year 2025. The fair value of mining equipment is sensitive to cryptocurrency prices, mining difficulty, power costs, and the development of new-generation mining hardware. If any of these factors deteriorates further, we may be required to recognize additional impairment charges, which could adversely affect our financial condition and results of operations.

Our significant holdings of Bitcoin and Ethereum expose us to substantial fair value volatility, which is recognized directly in our earnings each period.

As of December 31, 2025, we held approximately 802.77 BTC with a fair value of approximately $70.3 million and 2,949.79 ETH with a fair value of approximately $8.8 million, and we recognized net unrealized fair value losses on digital assets of approximately $6.7 million during fiscal year 2025. We account for our digital assets at fair value, with changes in fair value recognized in our consolidated statements of operations each period. Because cryptocurrency prices are highly volatile, our reported earnings may fluctuate significantly from period to period due to mark-to-market adjustments on our digital asset holdings, regardless of the performance of our underlying commodities trading and other operating businesses. This volatility may make it difficult for investors to evaluate our financial performance and may adversely affect the market price of our shares.

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

In recent years, the SEC has ruled that the two most valuable cryptocurrencies — Bitcoin and Ethereum — are not securities. We therefore believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

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

For the year ended December 31, 2025, revenues from Qingdao West Travel Trading Co., Ltd（青岛西旅商贸有限公司） were $42.3 million, accounting for  29.6% of the commodity trading revenues; revenues from Qingdao Ronghe Energy Trading Co. Ltd(青岛融合能源有限公司) were $15.4 million, accounting for 10.8% of the commodity trading revenues; revenues from Qinghuangdao Wushang Engergy Trading Co, Ltd (秦皇岛武尚能源有限公司) were $13.2 million, accounting for 9.2% of the commodity trading revenues.

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

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Hebei Changjun Law Firm, that the CSRC approval is not required for the listing and trading our Class A Ordinary Shares on NYSE because each of Qingdao SOS Investment Management Co., Ltd,   Qingdao Zhonghai Venture Capital Management Co., Ltd and Qingdao Yongbao Ronghe International Trading Co., Ltd., or our WFOEs, was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for the listing and trading of our Class A Ordinary Shares on NYSE, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our overseas offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Class A Ordinary Shares. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for the listing and trading of our Class A Ordinary Shares, we may be unable to obtain waivers of such approval requirements. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our Class A Ordinary Shares.

As of the date of this annual report, as advised by our PRC counsel, Hebei Changjun Law Firm, we and our subsidiaries, (1) currently are not required to obtain permissions from any PRC authorities to list or trade our Class A Ordinary Shares in foreign stock exchanges, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities.  However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

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

Although we conduct part of our operations in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor, Assentsure PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is subject to the PCAOB’s inspections to assess our auditor’s compliance with the applicable professional standards. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as NYSE of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on NYSE or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and would reduce the time before our securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor, Assentsure, is headquartered in Singapore, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

While our auditor is based in Singapore and is registered with the PCAOB and will be inspected by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. In addition, the recent developments would add uncertainties to the listing and trading of our Class A Ordinary Shares and we cannot assure you whether NYSE or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or NYSE will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

As of the date of this report, certain of our PRC subsidiaries failed to open and register the accounts for housing funds, and so failed to pay housing provident fund for some of our employees. We may be required to make up the contributions for these welfare plans as well as late fees and fines. If we are subject to investigations or penalties related to non-compliance with labor laws, our business, financial condition and results of operations could be adversely affected.

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

Risks Related to Our Class A Ordinary Shares

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed their securities on U.S. stock markets, and some of these companies have experienced significant volatility. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares trade.

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

In September 2025, the Company terminated its ADS and directly listed its Class A Ordinary Shares on the NYSE. The effective date is September 8, 2025.

Techniques employed by short sellers may drive down the market price of our Class A Ordinary Shares.

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

We have been in the past, and may in the future be, the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our Class A Ordinary Shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our Class A Ordinary Shares could be greatly reduced or rendered worthless.

Substantial future sales or perceived potential sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline.

Certain major holders of our Class A Ordinary Shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in Class A Ordinary Shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profits or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

Depending upon the value of our assets, which is determined in part by the market value of our ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not anticipate becoming a PFIC for our taxable year ending December 31, 2025. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2025 or any future taxable year. The determination of whether we will become a PFIC will depend, in part, on how, and how quickly, we use our liquid assets and the cash that was raised in our IPO.

If we were to be classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional information—E. Taxation—U.S. Federal Income Tax Considerations”) holds ordinary shares, such U.S. Holder would generally be subject to reporting requirements and might incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ordinary shares and on the receipt of distributions on the ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the applicable U.S. federal income tax rules. Further, if we were to be classified as a PFIC for any year during which a U.S. Holder holds ourordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ordinary shares if we were to be classified as a PFIC. For more information see “Item 10. Additional information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A Ordinary Shares.

Our sixth amended and restated memorandum and articles of association contains provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A Ordinary Shares may fall and the voting and other rights of the holders of our Class A Ordinary Shares may be materially and adversely affected.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of Class A Ordinary Shares unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of Class A Ordinary Shares, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of Class A Ordinary Shares may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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

As of December 31, 2025 and 2024, the Company’s subsidiaries in mainland China has not accrued any money in the reserve fund.

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

As of the date of this annual report, there have not been any dividends or distributions made to the holding company, nor have there been any dividends or distributions made to U.S. investors. We are subject to restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. We are also subject to restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and/or consolidated VIEs if any, to our holding company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Neither we nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering of our Class A Ordinary Shares in the United States, and we do not intend to obtain the approval from either the CSRC or the CAC in connection with any such offering, since we do not believe, based upon advice of our PRC counsel, Hebei Changjun Law Firm, that such approval is required for the time being.   We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. See “Risk Factors — Risks Related to Doing Business in China — The approval of the CSRC, may be required in connection with the listing and trading of our securities under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on NYSE, financial condition and results of operations.”

The following financial information has been prepared to illustrate the consolidated cash flows for the years ended December 31, 2025 for (i) SOS Limited; (ii) China SOS Limited.; (iii) Qingdao SOS Investment, one of our WFOEs; (v) Subsidiaries outside China (vi) Subsidiaries inside China. The financial information of SOS Limited has been extracted from: SOS Limited’s audited consolidated statements of cash flows for the year ended December 31, 2025 and the related notes, included elsewhere in this annual report.

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

We terminated our ADS in September 2025 and directly listed our Class A Ordinary Shares on the NYSE.

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-25
	SOS Ltd.	China SOS Ltd.	WFOE	Subsidiaries Outside China	Subsidiaries inside China	Consolidation Adjustments(a)	Consolidation Adjustments(b)	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(16,411)	(2,045)	(69)	(23,438)	(55,356)	-		(97,319)
Net (loss) from discontinued operation
Net loss from continuing operation	(16,411)	(2,045)	(69)	(23,438)	(55,356)	-		(97,319)
Adjustments to reconcile net income net cash used in operating activities:								-
Depreciation of property, plant and equipment		-		-	8,706			8,706
Depreciation of ROU				2				2
Share-based compensation	7,170							7,170
Allowance for doubtful accounts - accounts receivable				144	1,410			1,554
Allowance for doubtful accounts - other receivable	5,675	1,058		(258)	44,703			44,703
Impairment of cryptocurrencies				6,723				6,723
Impairment of Mining Equipment				5,861				5,861
Impairment of Fixed Assets		1,025						1,025
Inventory mark down					5,579			5,579
Inventory				(144)	3,594			3,450
Accounts receivable	-				(2,082)			(2,082)
Trading Financial Assets					7,371			7,371
Other receivables	(229,927)	(410)		(2,742)	15,527	6,262		(211,290)
Inter-company account	(46,516)	178,585	291,181	(126,034)	(332,936)	35,720		-
Amount due from related parties	30,582	-		-	108	(60,327)		(29,637)
Intangible assets				-				-
Accrued liabilities					(4,674)			(4,674)
Tax payables					(35)			(35)
Accounts payable		-	-	-	6,836			6,836
Other payables	(232)	50	(43)	(4,465)	1,138	(4,352)		(7,904)
Amount due to related parties	1,000		-	-	-			1,000
Contract liabilities					-			-
Lease liability				2				2
Net Cash used in Operating Activities - Continuing Operations	(248,659)	178,263	291,069	(144,349)	(300,111)	(22,697)	-	(246,484)
Net Cash generated from Operating Activities - Discontinued Operations	-	-	-	-	-	-	-	-
Net cash generated from/(used in) operating activities	(248,659)	178,263	291,069	(144,349)	(300,111)	(22,697)	-	(246,484)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment		-		(38)				(38)
Investment in equity								-
Proceed from disposals of discontiuned operations	-
Net cash (used in) generated from investing activities	-	-	-	(38)				(38)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	-					-	-	-
Proceed from private equity placement, net of issuance costs		-	-					-
Repayment of principle portion of lease liabilities				2				2
Proceeds from share issuance, net of issuance costs				15,788				15,788
Proceeds from disposal of subsidiaries	-							-
Net cash generated from (used in) financing activities	-	-	-	15,790	-	-	-	15,790
								-
EFFECT OF EXCHANGE RATES ON CASH	-				5,833			5,833

Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	(248,659)	178,263	291,069	(128,597)	(294,278)	(22,697)	-	(224,899)
CASH AND CASH EQUIVALENTTS, beginning of year	19,885	157,252	825	47,593	2,576			228,131
CASH AND CASH EQUIVALENTTS, end of year	128	42	135	1,606	1,321		-	3,232

Rollforward of “Investment in Subsidiaries of the former VIE”

US$“000”
Balance at January 1, 2019	(128)
Equity earnings of WOFE
Equity in earnings of VIE	1,470
Equity in earnings of VIE’s subsidiaries	-
Dividend distributed to shareholders	-
Share-based compensation	-
Foreign currency translation	(16)
Balance at December 31, 2019	1,326
Equity earnings of WOFE	(3)
Equity in earnings of VIE	12,425
Equity in earnings of VIE’s subsidiaries	(8,121)
Dividend distributed to shareholders	-
Acquisition of China Rapid Finance	10,661
Issuance of Class A Ordinary Shares and warrant	42,022
Share-based compensation	951
Foreign currency translation	874
Balance at December 31, 2020	60,135
Issuance of Class A Ordinary Shares and warrant	585,849
Equity in earnings of WOFE	(12)
Equity in earnings of VIE	1,157
Equity in earnings of VIE’s subsidiaries	(165,860)
Dividend distributed to shareholders	-
Share-based compensation	33,153
Foreign currency translation	3,392
Balance at December 31, 2021	517,814
Issuance of Class A Ordinary Shares and warrant	18,463
Equity in earnings of WOFE	(10,284)
Equity in earnings of VIE
Equity in earnings of VIE’s subsidiaries	(277,443)
Dividend distributed to shareholders
Share-based compensation	14,714
Foreign currency translation	(27,497)
Balance at December 31, 2022	235,767
Issuance of Class A Ordinary Shares and warrant	17,884
Equity in earnings of WOFE	(11,311)
Equity in earnings of VIE	-
Equity in earnings of VIE’s subsidiaries	32,933
Dividend distributed to shareholders	-
Share-based compensation	7,264
Foreign currency translation	(5,112)
Balance at December 31, 2023	277,425
Issuance of Class A Ordinary Shares and warrant	24,838
Equity in earnings of WOFE	(20,255)
Equity in earnings of VIE	-
Equity in earnings of VIE’s subsidiaries	(26,723)
Share-based compensation	17,540
Foreign currency translation	(3,047)
Balance at December 31, 2024	269,778
Issuance of Class A Ordinary Shares and warrant	15,788
Equity in earnings of WOFE	(16,410)
Equity in earnings of VIE	-
Equity in earnings of VIE’s subsidiaries	(86,546)
Share-based compensation	7,170
Foreign currency translation	5,865
Balance at December 31, 2025	195,645

B. Business Overview

We are primarily a commodities trading company, operating through its subsidiaries SOS International Trading Co. Ltd, Shuyun International Trading Co. Ltd and Weigou International Trading Co. Ltd, facilitating the trading of commodities including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur and latex. The Company also operates as an emerging blockchain-based and big data-driven marketing solution provider and is engaged in blockchain and cryptocurrency operations, which currently include providing hosting services to third-party cryptocurrency miners.

Our commodities trading business is our primary revenue-generating segment. For the fiscal year ended December 31, 2025, commodities trading revenues constituted the substantial majority of our total revenues. We operate our commodities trading business by identifying suppliers and buyers and earning the price differential on each transaction. Revenue is recognized upon delivery and transfer of title and risk of loss to the buyer.

In 2025, we temporarily shut down mining operations as the mining rigs were no longer cost-effective, and we transitioned to attracting customers to mine on our premises, earning hosting fees. As a result, our cryptocurrency-related revenues in fiscal year 2025 are derived primarily from hosting services rather than direct mining activity. We continue to hold digital assets on our balance sheet, including Bitcoin and Ethereum, which as of December 31, 2025 included approximately 802.77 BTC and 2,949.79 ETH.

The Company provides substantially all of its services to large businesses and small and medium-sized enterprises (“SMEs”) in China. The Company previously operated through a variable interest entity (“VIE”) structure, which was disposed of on November 2, 2022, and the VIE structure is no longer part of the Company’s corporate structure.

Our Products and Services

We focus on three service lines including Commodities Trading, Hosting service and Others. As of December 31, 2025, our total revenues were $152.1 million, including commodities trading revenues of $142.8 million. Hosting Service revenues of $7.5 million and other revenues of $1.67 million.

Revenue by Products and Services

	For the year ended December 31, 2025
Revenue by Products and Services	US$	Percentage
Commodities Trading	144,974	93.9%
Cryptocurrency Mining	-	-%
Hosting Services	7,501	4.9%
Others	1,815	1.2%
Total revenue -net	$154,290	100%

	For the year ended December 31, 2024
Revenue by Products and Services	US$	Percentage
Commodities Trading	214,340	92.6%
Cryptocurrency Mining	9,258	4.0%
Hosting Services	6,506	2.8%
Others	1,320	0.6%
Total revenue -net	$231,424	100%

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

Cryptocurrency Mining

We generate revenues by selling cryptocurrencies allocated from those cryptocurrency-mining pools and also anticipate to rent out hash power to third parties. The value of cryptocurrencies is determined based on the market prices of the related cryptocurrencies at the time of receipt. The rental fees of hash power are also determined proportionally based on the market prices of the related cryptocurrencies. We are currently focusing on the mining of the key mainstream cryptocurrencies such as Bitcoin and Ethereum

Hosting Services

From January 2022, SOS took the initiative to build a super-computing center in Wisconsin USA by providing individual & business users a comprehensive experience of cryptocurrency mining hosting service. Part of the facility was up and running since April 2022 and we recorded a revenue of $7.5 million and $6.5 million for the twelve months ended December 31, 2025 and 2024 respectively.

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

The Guidance Catalogue of Industry Structural Adjustment (2019 Edition), or the 2019 Guidance Catalogue, promulgated by the National Development and Reform Commission, became effective on January 1, 2020. The 2019 Guidance Catalogue contains a catch-all clause which provides that, if any process, technology, products or equipment is not in compliance with (a) the Law of the People’s Republic of China on Prevention and Control of Atmospheric Pollution, the Law of the People’s Republic of China on Prevention and Control of Water Pollution, the Law of the People’s Republic of China on Prevention and Control of Environmental Pollution Caused by Solid Wastes, the Energy Conservation Law of the People’s Republic of China, the Work Safety Law of the People’s Republic of China, the Product Quality Law of the People’s Republic of China, the Land Administration Law of the People’s Republic of China, the Law of the People’s Republic of China on Prevention& Control of Occupational Diseases or other laws and regulations, (b) national mandatory standards for safety, environmental protection, energy consumption and quality, or (c) the requirements of international environmental conventions or other requirements, they should be restricted or eliminated. We cannot exclude the possibility that the National Development and Reform Commission of China restricts or even prohibits mining operations in China on the basis that mining operations fall under the above-mentioned catch-all clause. The National Development and Reform Commission of China may even update the “Guidance Catalogue for Industry Structural Adjustment” to explicitly restrict or prohibit mining operations in China.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

SOS Limited is primarily a commodities trading company, operating through its subsidiaries SOS International Trading Co. Ltd, Shuyun International Trading Co. Ltd and Weigou International Trading Co. Ltd, facilitating the trading of commodities including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur and latex. The Company also operates as an emerging blockchain-based and big data-driven marketing solution provider and is engaged in blockchain and cryptocurrency operations, which currently include providing hosting services to third-party cryptocurrency miners.

For the fiscal year ended December 31, 2025, our commodities trading segment generated the substantial majority of our total revenues, with hosting services accounting for the remaining portion of our revenues. Cryptocurrency mining revenues were nil in fiscal year 2025.

We temporarily shut down mining operations during 2025, as our mining rigs were no longer cost-effective to operate. We have transitioned our cryptocurrency-related operations to a hosting services model, under which we earn fees from customers who locate and operate mining equipment on our premises.

As of December 31, 2025, we held approximately 802.77 BTC with a fair value of approximately $70.3 million and 2,949.79 ETH with a fair value of approximately $8.8 million. We account for our digital asset holdings at fair value, with changes recognized in earnings each period.

Our results of operations are primarily driven by (i) the volume and margin of commodities trading transactions, (ii) hosting services revenue derived from third-party miners operating on our premises, and (iii) fair value changes in our digital asset holdings. The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this annual report.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s former VIE and the former VIE’s subsidiaries. As of December 31, 2025, 2024 and 2023 $3.3 million, $11.9 million, and $47.4 million and of cash and cash equivalents were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the former VIE and its subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated.

The following financial information of SOS, China SOS, Qingdao SOS Investment (one of WFOEs), Subsidiaries outside China and Subsidiaries outside China was recorded in the accompanying consolidated financial statements:

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-25
																Subsidiaries	Subsidiaries
		China SOS		Subsidiaries Outside	Subsidiaries Inside	SOS Ltd.						China SOS Ltd.	WOFE	VIE	Inter-company	Outside China	Inside China	SOS Ltd. Consolidated
	SOS Ltd.	Ltd.	WOFE	China	China	Adjustement(a)	Adjustement(b)	Adjustement(c)	Adjustement(d)	Adjustement(e)	Adjustement(f)	Adjustment	Adjustment	Adjustment	elimination(g)	Adjustment	Adjustment	total
	US$	US$	US$	US$	US$	US$		US$				US$	US$	US$	US$		US$	US$
ASSETS
Current assets:
Cash and cash equivlaents	128	42	135	1,606	1,321													3,232
Trading Financial Assets	200				1,982													2,182
Accounts receivable,net				-	3,158													3,158
Other receivables - net	230,210	325	-	2,300	226,838							(149,280)			-			310,393
Amount due from related parties	-	900	-	8,100	30,474													39,474
Inter-company receivable	-46,516	178,585	291,181	(126,034)	(332,936)	35,720												-
Inventory					23,982													23,982
Intangible assets	-	6,289	-	72,810	-													79,099
Tax recoverable	15	-	-		1,856	-										-	-	1,871
Total current assets	184,037	186,141	291,316	(41,218)	(43,325)	35,720	-	-	-	-	-	(149,280)	-	-	-	-	-	463,391
Non-current assets:
Operating lease, right-of-use assets				2														2
Property equipment and software,net	-	-	-	1,579	11													1,590
Goodwill					72													72

Long-term investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in subsidiaries outside China	-					-				-								-
Investment in WFOE		314,335	-314,335															-
Investment in China SOS		-64,794		64,794														-
Total non-current assets	-	249,541	(314,335)	66,375	83	-	-	-	-	-	-	-	-	-	-	-	-	1,664
Total assets	184,037	435,682	(23,019)	25,157	(43,242)	35,720	-	-	-	-	-	(149,280)	-	-	-	-	-	465,055
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	-	11,359	-	-	7,988													19,347
Amount due to related parties	1,015	-	-	19	608				-								-	1,642
Operating lease liability-current				2														2
Advance from customers				-	16,824													16,824
Tax payable	-	-		-	182													182
Other payables	9	154,026	-43	2,696	1,228							-153,976			-			3,940
Total current liabilities	1,024	165,385	(43)	2,717	26,830	-	-	-	-	-	-	(153,976)	-	-	-	-	-	41,937
Operating lease liabilty-noncurrent				-														-
Total non-current liability	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total liabilities	1,024	165,385	(43)	2,717	26,830	-	-	-	-	-	-	(153,976)	-	-	-	-	-	41,937
Non-controlling interest				(21)	-													(21)
Shareholder’s equity
Paid up capital	73,160	387,283	-	70,951	(526,352)	13						-						5,055
Additional paid-in capital	214,418				527,901	39,165					-	-						781,484
Statutory Reserve					161													161
Retained earnings	(104,565)	(116,986)	(1)	(48,490)	(67,828)						-		-					(337,870)
Accumulated other comprehensive income (loss)			(22,975)	-	(3,954)	(3,458)						4,696						(25,691)
Total Shareholders’ equity	183,013	270,297	(22,976)	22,461	(70,072)	35,720	-	-	-	-	-	4,696	-	-	-	-	-	423,139
Total Liabilities and shareholders’ equity	184,037	435,682	(23,019)	25,157	(43,242)	35,720	-	-	-	-	-	(149,280)	-	-	-	-	-	465,055

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-24
																Subsidiaries	Subsidiaries
		China		Subsidiaries Outside	Subsidiaries Inside	SOS Ltd.						China SOS Ltd.	WOFE	VIE	Inter-company	Outside China	Inside China	SOS Ltd. Consolidated
	SOS Ltd.	SOS Ltd.	WOFE	China	China	Adjustement(a)	Adjustement(b)	Adjustement(c)	Adjustement(d)	Adjustement(e)	Adjustement(f)	Adjustment	Adjustment	Adjustment	elimination(g)	Adjustment	Adjustment	total
	US$	US$	US$	US$	US$	US$		US$				US$	US$	US$	US$		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	19,885	157,252	825	47,593	11,929													237,484
Trading Financial Assets	200																	200
Accounts receivable,net				256	2,374													2,630
Other receivables - net	5,958	973	-	-700	287,068							-143,018			-			150,281
Amount due from related parties	-	900	-	8,100	837													9,837
Inter-company receivable	152,575	21,737	278,380	(168,299)	(318,614)	34,221												-
Inventory					33,011													33,011
Intangible assets	-	6,289	-	23,584	-													29,873
Tax recoverable	15	-	-		1,808	-												1,823
Total current assets	178,633	187,151	279,205	(89,466)	18,413	34,221	-	-	-	-	-	(143,018)	-	-				465,139
Non-current assets:
Operating lease, right-of-use assets				-														-
Property equipment and software,net	-	1,025	-	16,079	39													17,143
Goodwill					72													72

Long-term investments																		-
Investment in subsidiaries outside China	-					-				-								-
Investment in WFOE		314,335	-314,335															-
Investment in China SOS		-64,794		64,794														-
Prepaid expense																		-
Total non-current assets	-	250,566	-314,335	80,873	111	-	-	-	-	-	-	-	-	-	-	-	-	17,215
Total assets	178,633	437,717	(35,130)	(8,593)	18,524	34,221	-	-	-	-	-	(143,018)	-	-	-	-	-	482,354
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,359	-	-	1,152													12,511
Amount due to related parties	15	-	-	19	608				-								-	642
Operating lease liability-current				-														-
Advance from customers				-	21,498													21,498
Tax payable	-	-		-	169													169
Other payables	1,241	153,976	-	1,460	9,143							-153,976			-			11,844
Total current liabilities	1,256	165,335	-	1,479	32,570	-	-	-	-	-	-	(153,976)	-	-	-	-	-	46,664
Operating lease liabilty-noncurrent				-														-
Total non-current liability	-	-	-	-	-	-	-	-	-			-	-	-	-	-	-	-
Total liabilities	1,256	165,335	-	1,479	32,570	-	-	-	-	-		(153,976)	-	-	-	-	-	46,664
Non-controlling interest				(6,235)	-													(6,235)
Shareholder’s equity
Paid up capital	64,849	387,283	-	70,951	(520,905)	13						-						2,191
Additional paid-in capital	200,684				521,542	39,165					-	-						761,391
Statutory Reserve					161													161
Retained earnings	(88,156)	(114,901)	-	(74,788)	(12,416)						-		-					(390,261)
Accumulated other comprehensive income (loss)			(35,130)	-	(2,428)	(4,957)						10,958						(31,557)
Total Shareholders’ equity	177,377	272,382	(35,130)	(3,837)	(14,046)	34,221	-	-	-	-	-	10,958	-	-	-	-	-	441,925
Total Liabilities and shareholders’ equity	178,633	437,717	-35,130	(8,593)	18,524	34,221	-	-	-	-	-	-143,018	-	-	-	-	-	482,354

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-23
		China		Subsidiaries	Subsidiaries	SOS Ltd.						China SOS
	SOS Ltd.	SOS Ltd.	WOFE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Adjustment (c)	Adjustment (d)	Adjustment (e)	Adjustment (f)	Ltd. Adjustment	WOFE Adjustment	VIE Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	19,447	156,811	859	54,990	47,070	-	-	-	-	-	-	-	-	-	279,177
Investment securities	-	-	-	-	307	-	-	-	-	-	-	-	-	-	307
Accounts receivable, net	-	-	-	231	578	-	-	-	-	-	-	-	-	-	809
Other receivables - net	7,203	490	-	2,270	217,042	-	-	-	-	-	-	-147,035	-	-	79,970
Amount due from related parties	-	900	-	8,100	30,582	-	-	-	-	-	-	-	-	-	39,582
Inter-company receivable	128,413	22,213	286,198	(146,707)	(325,302)	35,185	-	-	-	-	-	-	-	-	-
Inventory	-	-	-		32,875	-	-	-	-	-	-	-	-	-	32,875
Intangible assets	-	6,289	-	15,107	-										21,396
Tax recoverable	16	-	-	1	1,262	-	-	-	-	-	-	-	-	-	1,279
Total current assets	155,079	186,703	287,057	(66,008)	4,414	35,185	-	-	-	-	-	(147,035)	-	-	455,395
Non-current assets:	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease, right-of-use assets	-	-	-	377	-	-	-	-	-	-	-	-	-	-	377
Property equipment and software, net	-	3,425	-	24,557	66	-	-	-	-	-	-	-	-	-	28,048
Goodwill	-	-	-	-	72	-	-	-	-	-	-	-	-	-	72

Long-term investments
Investment in subsidiaries outside China	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in WFOE	-	314,335	314,335	-	-	-	-	-	-	-	-	-	-	-	-
Investment in China SOS	-	-64,794	-	64,794	-	-	-	-	-	-	-	-	-	-	-
Prepaid expense															-
Total non-current assets	-	252,966	-314,335	89,728	138	-	-	-	-	-	-	-	-	-	28,497
Total assets	155,079	439,669	(27,278)	23,720	4,552	35,185	-	-	-	-	-	(147,035)	-	-	483,892
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable	-	11,359	-	24,327	1,054	-	-	-	-	-	-	-	-	-	36,740
Amount due to related parties	1,015	-	-	19	607	-	-	-	-	-	-	-	-	-	1,641
Operating lease liability-current	-	-	-	377	-	-	-	-	-	-	-	-	-	-	377
Advance from customers	-	-	-	-	15,192	-	-	-	-	-	-	-	-	-	15,192
Tax payable	-	-	-	2	75	-	-	-	-	-	-	-	-	-	77
Other payables	241	153,976	-	7,161	90	-	-	-	-	-	-	153,976	-	-	7,492
Total current liabilities	1,256	165,335	-	31,886	17,018	-	-	-	-	-	-	(153,976)	-	-	61,519
Operating lease liability-noncurrent	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total non-current liability	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total liabilities	1,256	165,335	-	31,886	17,018	-	-	-	-	-		(153,976)	-	-	61,519
Non-controlling interest	-	-	-	(3,619)	5	-	-	-	-	-	-	-	-	-	(3,614)
Shareholder’s equity
Paid up capital	54,301	387,283	-	70,951	(511,886)	16	-	-	-	-	-	-	-	-	665
Additional paid-in capital	177,227	-	-	-	513,953	39,165	-	-	-	-	-	-	-	-	730,345
Statutory Reserve	-	-	-	-	161	-	-	-	-	-	-	-	-	-	161
Retained earnings	(77,705)	(112,949)	-	(75,498)	(10,520)	-	-	-	-	-	-	-	-	-	(276,672)
Accumulated other comprehensive income (loss)	-	-	(27,278)	-	(4,179)	(3,996)	-	-	-	-	-	6,941	-	-	(28,512)
Total Shareholders’ equity	153,823	274,334	(27,278)	(4,547)	(12,471)	35,185	-	-	-	-	-	6,941	-	-	425,987
Total Liabilities and shareholders’ equity	155,079	439,669	-27,278	23,720	4,552	35,185	-	-	-	-	-	-147,035	-	-	483,892

Notes

(a)	SOS placed private equity from a number of investors, SOSINT received it on behalf of SOS. This entry represents that SOS is to pick it up by increasing paid-up & additional paid-up capital by going through inter-company account;

(b)	This entry is to eliminate China SOS’s investment in WFOE against WFOE’s paid-up capital, additional paid-up capital and retained earning if any;

(c)	This entry is to eliminate SOS’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(d)	China SOS received F3 financing net of issuance expenses on behalf of SOS. This entry is to increase SOS’s paid-up capital & additional paid-up capital by going through inter-company account to offset other receivables and other payable;

(e)	This entry is to re-classify paid-up capital to additional capital by Register of members reconciliation table and re-classify between retained earnings and additional paid-up capital;

(f)	This entry is to eliminate SOSNY’s investment in China SOS against China SOS’s paid-up capital, additional paid-up capital and retained earning if any;

(g)	This entry represents an inter-company elimination entry between SOS and SOSNY.

A. Operating Results

Revenue

The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages):

	FY 2025		FY 2024		FY 2023
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Commodity trading	144,974	93.9%	214,340	92.6%	68,409	74.0%
Cryptocurrency Mining	-	-%	9,258	4.0%	18,898	20.4%
Hosting service	7,501	4.9%	6,506	2.8%	2,365	2.6%
Other	1,815	1.2%	1,320	0.6%	2,744	3.0%
Total	154,290	100.0%	231,424	100.0%	92,416	100.0%

The company reported a significant decrease in commodity trading revenue, which dropped to $145.0 million FY 2025, accounting for 93.9% of total revenue—up from 92.6% in FY 2024. This decline was due to sluggish demand based on the market conditions.

Cryptocurrency mining revenue declined to $0 million from $9.3 million in FY 2024. During 2025, the Company did not engage in cryptocurrency mining activities due to economic factors and the lack of suitable mining equipment. Accordingly, no mining revenue was recognized during the year. Instead, the Company shifted to attracting customers to mine on its premises, earning hosting fees. As a result, hosting service revenue increased from $6.5 million in FY 2024 to $7.5 million in FY 2025 representing a 15.3% year on year.

Revenue from other segments, primarily the auto insurance business, remained stable, reflecting $0.5 million increase from $1.3 million in FY 2024 to $1.8 million in FY2025.

As of December 31, 2025, SOS has focused on four product lines and services, including commodity trading, cryptocurrency mining, hosting service and others, constitute 93.9%, 0%, 4.9% and 1.2% of the total revenues, respectively.

The Chinese government’s ban on certain types of cryptocurrency mining in mainland China at the end of June 2021 caused the Company to lose BTC and ETH production capacity. As a result of being unable to continue currency mining business in China, the Company began transitioning the crypto-mining business to Wisconsin, USA.

The Company bought and sold commodity products such as sesame, sulfur, rubber, mung bean, asphalt and circuit modular units. The company recognizes revenue when the product has been delivered, title to the good and risk associated with it has been transferred to the customer. Revenue generated from commodity trading amounts to $14.3 million during the year of 2025 representing 94.0% of the total sales.

Bitcoin Production

The following table presents our bitcoin mining activities for the year ended December 31, 2025.

	Number of bitcoins (1)	Amount (2)

Balance as of December 31, 2024	802.77	$26,347,993
Receipt of BTC from mining services and investment income	-	-
Cumulative effect upon adoption of ASU 2023-08	-	49,562,099
Fair value loss of BTC	-	(5,577,245)
Balance as of December 31, 2025	802.77	70,332,847

(1)	Includes bitcoins and bitcoin equivalents.

(2)

Effective for fiscal years beginning after December 15, 2024, the Company adopted ASU 2023-08, which requires certain crypto assets to be measured at fair value each reporting period, with changes in fair value recognized in net income; cumulative effect to opening retained earning. No production was generated from BTC pool during FY 2025; there are 802.77 units of BTC as at December 31, 2025 which were carried over from FY 2024

The following table presents our Ethereum mining activities for the year ended December 31, 2025.

	Number of Ethereum (1)	Amount (2)

Balance as of December 31, 2024	2,949.79	$3,525,001
Receipt of ETH from mining services and investment income	-	-
Cumulative effect upon adoption of ASU 2023-08	-	6,386,706
Fair value loss	-	(1,145,846)
Balance as of December 31, 2025	2,949.79	8,765,861

(1)	Includes Ethereum and Ethereum equivalents.

(2)	Effective for fiscal years beginning after December 15, 2024, the Company adopted ASU 2023-08, which requires certain crypto assets to be measured at fair value each reporting period, with changes in fair value recognized in net income; cumulative effect to opening retained earning. No production was generated from ETH pool during FY 2025; there are 2,949.79 units of ETH as at December 31, 2025 which were carried over from FY 2024

Realized gain on exchange of digital assets

We record digital assets at cost and any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of “digital assets” in the consolidated statements of operations. For the year ended December 31, 2024-2025, we did not record the realized gain on exchange of digital assets.

Cost of Revenues

Revenue costs increased from $78.2 million in 2023 to $224.4 million in 2024, increase of $146.2 million. Revenue costs decreased from $224.4 million in 2024 to $152.0 million in 2025, decrease of $72.3 million. It includes the cost of goods sold for commodity trading, maintenance expenses and power supply, salaries & benefits for on-site staffs, software amortization and hardware depreciation for cryptocurrency mining rigs.

Operating Expenses

The following table presents our operating expenses by nature and by proportion for the periods indicated (in thousands, except percentages):

	FY 2025		FY 2024		FY 2023
Selling	$5,278	5%	$2,774	10%	$672	4%
General and administrative	88,407	88%	18,136	63%	11,058	58%
Share-based compensation	7,170	17%	7,735	27%	7,264	38%
	$100,855		$28,645		$18,994

Operating expenses increased from $19.0 million in 2023 to $28.6 million in 2024, representing an increase of $72.2 million to $100.9 million in 2025.

Selling expenses

Selling expenses were $5.3 million for 2025, compared to $2.8 million and $0.7 million, respectively, for 2024 and 2023.

In both 2025 and 2024, the year-on-year increase was primarily driven by a $1.4 million rise in transportation expenses for coal, with the total increase amounting to $2.5 million (up 90%) in 2025 and $2.1 million (down 300%) in 2024.

General and administrative expenses

General and administrative expenses were $88.4 million for 2025, compared to $18.1 million and $11.1 million, respectively, for 2024 and 2023.

The year-on-year increase for 2025 was $70.2 million, representing a year-on-year increase of 387.5%. The increase mainly attributable to $11.6 million increase in impairment for mining machine, $1.0 million increase in impairment for fixed assets, $2.2 million increase in professional services fee, $6.7 million in impairment of cryptocurrencies, and $1.5 million and $51.2 million in allowance for credit losses in Account receivables and Other account receivables respectively.

In 2024, G&A expenses for the year-on-year basis increased by $7.1 million, reflecting an overall of 64% increase, mainly attributable to the increase in depreciation of the Company’s mining rigs of $5.9 million.

Share-based compensation expenses

Share-based compensation expenses decreased from $7.7 million in 2024 to $7.2 million in 2025.

Operating Loss

The Company had an operating loss of $98.6 million for 2025, compared to an operating loss of $21.6 million and an operating loss of $4.8 million, respectively, for 2024 and 2023.

Other Income / (Expense)

Other expense was $1.3 million for 2025, compared to $5.6 million and $1.0 million, respectively, for 2024 and 2023.

Income Tax Expense

The company incurred $1k in corporate income tax mainly from mainland Chinese business of commodity trading segments for the current period compared to $0.2 million last year.

Net Loss

As a result of the foregoing, we had net loss from continuing operations of $97.3 million and $16.2 million for 2025 and 2024, respectively, compared to a net loss of $6.4 million, for 2023.

B. Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents and cash flows generated from our operations.

As of December 31, 2025, we had cash and cash equivalents of approximately $3.2 million, compared to $228.1 million for the period ended December 31, 2024. The net decrease in cash flow was mainly due to decrease in operating cash inflow generated from decrease in gross margin of commodity trading revenue and increase in cash outflow of other receivable of $213.8 million.

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

Cash Flows and Working Capital

	Year ended December 31,	Year ended December 31	Year ended December 31,
	2025	2024	2023
Net cash (used in)/generated from operating activities	(246,484)	(63,558)	9,708
Net cash used in investing activities	(38)	-	-
Net cash generated from financing activities	15,790	24,550	17,596
Effect of exchange rates on cash	5,833	(2,685)	(7,619)

Net Cash Provided by/(Used in) Operating Activities

The Years Ended December 31, 2025 and 2024

Net cash used in operating activities was $63.6 million for the year ended December 31, 2024, which increased to $246.5 million which is used in 2025. The decrease was primarily due to the following major changes in our working capital and non-cash items:

●	A cash outflow of $211.3 million from changes in other receivables for the year ended December 31, 2025, compared with a cash outflow of $69.3 million for the previous year.

●	A cash outflow of $2.1 million in accounts receivable for the year ended December 31, 2025, compared with a cash inflow of $2.9 million for the previous year.

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

Net Cash Used in Investing Activities

Years Ended December 31, 2025 and 2024

The net cash used in investing activities was $38k and nil for the year ended December 31, 2025 and 2024.

Years Ended December 31, 2024 and 2023

The net cash used in investing activities was nil for the year ended December 31, 2024 and 2023.

Net Cash Generated from Financing Activities

Years Ended December 31, 2025 and 2024

The net cash generated from financing activities was $15.8 million for the year ended December 31, 2025, a decrease of $8.8 million compared to the same period of 2024. During the year ended December 31, 2025, the Company received aggregate net proceeds of $15.8 million from PIPE and warrant exercises in 2025 compared to $24.6 million in the same period of 2024.

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

Private Placements

On July 31, 2025, the Company raised gross proceeds of approximately $7.5 million through private placements with certain non-U.S. investors.

GAAP Operating Loss and EPS

The Company had an operating loss of $98.6 million for 2025, compared to an operating loss of $21.6 million, for 2024.

GAAP EPS Basic (Diluted EPS is the same as EPS Basic) was $(6.0184) per share for the period ended December 31, 2025, as compared to $(4.4850) per share for the period ended December 31, 2024.

C. Research and Development, Patents and Licenses, etc.

Research and development, patents and licenses, etc.

As of December 31, 2025, SOS Institution of Research& Development in Qingdao has achieved the following registered IPs in decentralized block-chain technology system, including:

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

Segment Information Reclassification

The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company considers itself to be operating within single reportable segment.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires, in the notes to the financial statements, disclosures of specified information about certain costs and expenses specified in the updated guidance. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its disclosures.

In May 2025, FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which amends the guidance for identifying the accounting acquirer in transactions involving the acquisition of a variable interest entity that meets the definition of a business. The new standard is effective for the Company for its annual periods beginning January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

On September 18, 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Topic ASC 350-40) which amends certain aspects of the accounting for and disclosure of software costs under ASC 350-40. The ASU makes targeted improvements to ASC 350-40 but does not fully align the framework for accounting for internally developed software costs that are subject to ASC 350-40 with the framework applied to software to be sold or marketed externally that is subject to ASC 985-20. The ASU also does not amend the guidance on costs of software licenses that are within the scope of ASC 985-20. The amendments supersede the guidance on Web site development costs in ASC 350-50 and relocate that guidance, along with the recognition requirements for development costs specific to Web sites, to ASC 350-40. The new guidance will be effective for all entities for annual periods beginning after December 15, 2027. Early adoption is permitted as of the beginning of an annual reporting period. The guidance can be applied on a fully prospective basis, a modified basis for in-process projects, or a full retrospective basis. The Company is currently evaluating the impact of adopting the standard.

Recent Developments

Financings

March 2025 Private Placement

On March 19, 2025, SOS Limited entered into a securities purchase agreement with certain non-U.S. investors pursuant to Regulation S under the Securities Act of 1933, as amended, for the sale of an aggregate of 222,337,500 units at a purchase price of $0.034666 per unit, for aggregate gross proceeds of approximately $7.7 million. Each unit consisted of one Class A ordinary share and one warrant to purchase three Class A ordinary shares at an initial exercise price of $0.0398 per share (approximately $5.97 per ADS). The warrants were immediately exercisable, expire five years from issuance, and contain customary anti-dilution provisions and mandatory exercise provisions. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. The transaction closed on April 9, 2025 following the satisfaction of all closing conditions.

July 2025 Registered Direct Offering and Concurrent Private Placement

On July 31, 2025, SOS Limited entered into a securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company sold 2,142,855 American Depositary Shares in a registered direct offering at a combined offering price of $3.50 per ADS and accompanying warrant, resulting in aggregate gross proceeds of approximately $7.5 million before deducting placement agent fees and offering expenses. In a concurrent private placement, the Company issued unregistered warrants to purchase up to an aggregate of 4,285,710 ADSs, with each warrant immediately exercisable at an exercise price of $3.50 per ADS and expiring five and one-half years from the initial exercise date. The warrants and the ADSs issuable upon exercise thereof were issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Company agreed to file a registration statement covering the resale of the warrants and the ADSs issuable upon exercise thereof. The Company also agreed to a 90-day restriction on the issuance of ADSs, ordinary shares or ordinary share equivalents, subject to certain exceptions, and the Company’s officers, directors and certain significant shareholders entered into 90-day lock-up agreements. Maxim Group LLC acted as the exclusive placement agent for the offering. The Company intends to use the net proceeds for working capital and general corporate purposes. The offering closed on July 31, 2025.

Termination of ADR Program

On September 8, 2025, in connection with a 150-for-one consolidation of the Company’s ordinary shares approved by shareholders at an extraordinary general meeting held on August 11, 2025, the Company terminated its ADS program and the Deposit Agreement with Citibank, N.A., as depositary. All outstanding ADSs were automatically cancelled, and each ADS holder received one (1) Class A Ordinary Share, par value US$0.75 per share, for each ADS cancelled. Following the termination, the Company’s Class A Ordinary Shares commenced direct trading on the New York Stock Exchange.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position with the Company
Executive Officers:
Yandai Wang	49	Executive Chairman and Chief Executive Officer
Li Sing Leung	59	Chief Financial Officer and Director

Directors:
Russell Krauss	67	Director
Douglas L. Brown	68	Independent Director
Shuo Li	45	Independent Director
Wenbin Wu	64	Independent Director

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

Mr. Li Sing Leung has been the Financial Controller of Transfar International Group Limited from May 2018 to May 2020, which a conglomerate listed in mainland China mainboard capital market He served as the as the Managing Director of Hong Kong and Shanghai Business Corporation from November 2016 to April 2018. Mr. Li has over twenty five years of combined experience in auditing, accounting, international tax planning, merger & acquisition, corporate financing, valuation and public relationship with investors etc. Mr. Li obtained his bachelor’s degree in Commerce from the University of New South Wales, Australia, and a MBA from the University of Texas at Arlington, USA. Mr. Li is a member of Certified Practicing Accountants of Australia, a fellow member of the Association of Chartered Certified Accountants UK; a full member of Institute of Chartered Accountants of Singapore; a full member of Hong Kong Institute of Certified Public Accountants, a member of American Institute of Certified Public Accountants, respectively and holds a CPA license issued by the Colorado State Board of Accountancy, USA. In January 2024, Mr. Li was awarded of Specialist Certificates in Securities and Corporate Finance respectively by Hong Kong Securities and Investment Institute, a licensing examination body of the Securities and Futures Commission. From 2023 to 2025, Mr. Li passed FINRA Series 7, 63, 79 and 24 respectively.

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

Mr. Shuo Li has served as the Vice President of Saibo Holdings Group Co., Ltd since July 2021. Before that, Mr. Li was the regional manager of Beike Holdings Limited from May 2018 to July 2021. Mr. Li earned his Master’s degree in public administrations from China Ocean University in 2010 and his Bachelor’s degree in physics education from Shandong Normal University in 2003.

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

B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately $2.38 million in cash to our directors and executive officers and granted an aggregate of 2,934,447 restricted share units to our directors and executive officers.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2025 Equity Incentive Plan

Our 2025 Equity Incentive Plan was adopted on July 2, 2025, to attract and retain the best available personnel for positions of responsibility, provided additional incentive to employees and service providers and promote the success of our business. The equity incentive plan provided for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and any of our subsidiaries’ employees (including officers and inside directors), and for the grant of non-statutory stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted share units, performance units and performance shares to our employees, directors and consultants.

On December 31, 2025, we issued 1,233,193 Class A Ordinary Shares to our officers, directors and employees pursuant to the 2025 Equity Incentive Plan.

Authorized Shares. The maximum aggregate number of shares that may be issued under the 2025 Equity Incentive Plan is 152,862,155 of our Class A Ordinary Shares (pre-2025 Share Consolidation). Vested restricted share units will be settled with one Class A ordinary share. Class A Ordinary Shares issued pursuant to awards under the 2025 Equity Incentive Plan that we repurchase or that are forfeited, as well as Class A Ordinary Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2025 Equity Incentive Plan. In addition, Class A Ordinary Shares will not be deemed to have been issued under the 2025 Equity Incentive Plan with respect to any portion of an award that is paid out in cash rather than Class A Ordinary Shares. During the term of the 2025 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of Class A Ordinary Shares to satisfy the requirements of the 2025 Equity Incentive Plan.

Plan Administration. The 2025 Equity Incentive Plan is administered by our compensation committee and/or one or more additional committees of directors or other individuals or compensation consultants appointed by our board of directors in accordance with the terms of the 2025 Equity Incentive Plan. To the extent that the administrator decides to qualify an award as performance-based compensation, the 2025 Equity Incentive Plan will be administered by a committee of two or more outside directors. Subject to the provisions of the 2025 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of our Class A Ordinary Shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2025 Equity Incentive Plan.

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

Audit Committee. Our audit committee consists of Douglas Brown, Shuo Li and Wenbin Wu and is chaired by Wenbin Wu and each satisfy the “independence” requirements of the NYSE listing rules of and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Wu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Douglas L. Brown, Shuo Li and Wenbin Wu and is chaired by Shuo Li and each satisfy the “independence” requirements of the listing rules of the NYSE. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Douglas L. Brown, Shuo Li and Wenbin Wu, and is chaired by Douglas L. Brown and each satisfy the “independence” requirements of the listing rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 65 and 51 full-time employees as of December 31, 2024 and 2025, respectively. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

The calculations in the table below assume there are 16,170,110 ordinary shares (including 13,235,873 Class A Ordinary Shares and 2,934,447 Class B ordinary shares) outstanding as of the date of this annual report.

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

	Ordinary shares beneficially owned
	Class A Ordinary Shares	Class B ordinary shares	Total ordinary shares on as-converted basis	% of total ordinary shares on as-converted basis(1)	% of aggregate voting power(2)
Directors and Executive Officers:
Yandai Wang	20,001	2,818,104	2,838,105	17.65%	66.37%

Li Sing Leung	41,108	108	41,216	0.26%	0.10%

Russell Krauss(3)	36,508	—	36,508	0.23%	0.09%

Douglas L. Brown(4)	55,212	—	55,212	0.34%	0.13%

Wenbin Wu	11,247	113	11,360	0.07%	0.03%

Shuo Li	-	-	-	-%	-%

All directors and executive officers as a group (6 persons)	164,076	2,818,325	2,982,401	18.55%	66.72%

Principal Shareholders:

—	—	—	—	—	—

(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 16,170,110 ordinary shares (including 13,235,663 Class A Ordinary Shares and 2,934,447 Class B ordinary shares) as of the date of this annual report, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after as of the date of this annual report. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares. Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

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

B. Related Party Transactions

For details of related party transactions, see Note 12  “Related Party Balances and Transactions” to our consolidated financial statements.

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

This case was settled outside the court on August 30, 2025 causing SOS parties to pay the Jaliman parties of US$2.2 million. For settlement purposes, a stipulation of dismissal was entered on September 11, 2025.

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

If we pay any dividends, we will pay such dividends directly to the holders of our ordinary shares of record, subject to applicable law. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs were listed on the NYSE on April 28, 2017, under the symbol “XRF.” We later changed our trading symbol to “SOS.” We terminated our ADS program and began directly listing our Class A Ordinary Shares on the NYSE effective on September 8, 2025.

We have filed a shelf registration statement on Form F-3 with the SEC to offer and list our Class A Ordinary Shares, Class A Ordinary Shares represented by American Depositary Shares, Preferred Shares, Debt Securities, Warrants, Rights, and Units on the NYSE on March 14, 2025. The registration statement became effective on June 30, 2025.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs were listed on the NYSE on April 28, 2017, under the symbol “XRF,” and we later changed our trading symbol to “SOS.” We terminated our ADS program and began directly listing our Class A Ordinary Shares on the NYSE effective on September 8, 2025.

We have filed a shelf registration statement on Form F-3 with the SEC to offer and list our Class A Ordinary Shares, Class A Ordinary Shares represented by American Depositary Shares, Preferred Shares, Debt Securities, Warrants, Rights, and Units on the NYSE on March 14, 2025. The registration statement became effective on June 30, 2025.

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

Our sixth amended and restated memorandum   and articles of association provides for two classes of shares, which became effective immediately following our IPO, provides for two classes of shares, the Class A Ordinary Shares and Class B ordinary shares. Our authorized share capital is US$50,000,000 divided into10,000,000,000 shares with a par value of US$0.005 each (the “Ordinary Shares”), comprised of (1) 9,000,000,000 Class A Ordinary Shares with a par value of $0.005 each, and (2) 1,000,000,000 Class B Ordinary Shares with a par value of $0.005 each. As of December 31, 2025, we had 13,235,663 Class A Ordinary Shares and 2,934,447 Class B ordinary shares issued and outstanding. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A Ordinary Shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

On August 15, 2024, the Company’s shareholders adopted an ordinary resolution to increase the Company’s authorized share capital to US$50,000,000 divided into 10,000,000,000 shares with a par value of US$0.005 each, comprised of (1) 9,000,000,000 Class A Ordinary Shares with a par value of US$0.005 each, and (2) 1,000,000,000 Class B ordinary shares with a par value of US$0.005 each.

On August 11, 2025, we held our 2025 Extraordinary General Meeting of shareholders (the “2025 Extraordinary General Meeting”) to effect the following resolutions. First, as an ordinary resolution, the shareholders approved an increase of the authorized share capital of the Company by the creation of an additional 500,000,000 Class B Ordinary Shares of a par value of US$0.005 each, to rank pari passu in all respects with the existing Class B Ordinary Shares. Second, as an ordinary resolution, the shareholders approved a share consolidation whereby every 150 issued and unissued Class A Ordinary Shares of a par value of US$0.005 each and every 150 issued and unissued Class B Ordinary Shares of a par value of US$0.005 each in the share capital of the Company were consolidated into 1 Class A Ordinary Share of a par value of US$0.75 and 1 Class B Ordinary Share of a par value of US$0.75, respectively (the “2025 Share Consolidation”). Third, as an ordinary resolution, the shareholders approved a share subdivision whereby, following the effectiveness of the 2025 Share Consolidation, each authorized issued and unissued Class A Ordinary Share of a par value of US$0.75 and each authorized issued and unissued Class B Ordinary Share of a par value of US$0.75 were subdivided into 75 Class A Ordinary Shares of a par value of US$0.01 each and 75 Class B Ordinary Shares of a par value of US$0.01 each, respectively (the “2025 Share Subdivision”). The 2025 Share Consolidation became effective on September 8, 2025, on which date the Company also completed its transition from an ADS listing to a direct listing of its Class A Ordinary Shares on the NYSE. No fractional shares were issued in connection with the 2025 Share Consolidation. All fractional shares were rounded up to the nearest whole number of shares. The 2025 Share Subdivision has not been implemented as of the date of this report.

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

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our Class A Ordinary Shares may fall and the voting and other rights of the holders of our ordinary shares and Class A Ordinary Shares may be materially and adversely affected.

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

D. Exchange Controls

See “Item 4. Information on the Company— B. Business Overview—Regulations—Regulations Related to Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of ownership of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to ownership of our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States.

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

We believe that we do not meet all of the criteria described above. We believe that neither we nor our subsidiaries outside of China are PRC tax resident enterprises, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and therefore may be subject to PRC enterprise income tax at 25% on our worldwide income. In addition, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ordinary shares.

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

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below) that hold our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of our voting stock; investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, U.S. federal estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds our ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Partners in a partnership holding our ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the ordinary shares.

We are a corporation organized under the laws of the Cayman Islands. As such, we believe that we are properly classified as a non-U.S. corporation for U.S. federal income tax purposes. Under certain provisions of the Code and U.S. Treasury regulations, however, if (1) pursuant to a plan (or a series of related transactions), a non-U.S. corporation (such as our company) acquires substantially all of the properties constituting a trade or business of a U.S. partnership, (2) after the acquisition 80% or more of the stock (by vote or value) of the non- U.S. corporation (excluding stock issued in a public offering related to the acquisition) is owned by former partners of the U.S. partnership by reason of their holding a capital or profits interest in the U.S. partnership, and (3) the non-U.S. corporation and certain of its affiliates do not have substantial business activities in the country in which the non-U.S. corporation is organized, then the non-U.S. corporation will be considered a U.S. corporation for U.S. federal income tax purposes. Prior to our conversion to a Cayman Islands company, we were a Delaware LLC treated as a partnership for U.S. federal income tax purposes. We do not believe that the Delaware LLC was engaged in a trade or business, either directly or through entities treated as transparent for U.S. federal income tax purposes and therefore, we believe that the first requirement was not met. However, there is no direct authority on how the relevant rules of the Code might apply to us and our reorganization. You are urged to consult your tax advisor concerning the income tax consequences of holding or disposing of ordinary shares if we were to be treated as a U.S. corporation for U.S. federal income tax purposes. The remainder of this discussion assumes that our company is treated as a non-U.S. corporation for U.S. federal income tax purposes.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you, in the case of ordinary shares. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-corporate recipient will be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ordinary shares is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ordinary shares, as described under “— People’s Republic of China Taxation”. If we are deemed to be a PRC tax resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ordinary shares, may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the ordinary shares may be subject to tax in the PRC, as described under “—People’s Republic of China Taxation.” If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our ordinary shares, and if you are eligible for the benefits of the Treaty, you generally may treat such gain as foreign-source income. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

Based on the projected composition of our assets and income, we believe we are not currently a PFIC and we do not anticipate becoming a PFIC for our taxable year ending December 31, 2025. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we are not a PFIC and will not be a PFIC for our taxable year ending December 31, 2025 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which you hold our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs (described above in “—Dividends”) would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ordinary shares will be listed on the NYSE, which is a qualified exchange for these purposes. If the ordinary shares are regularly traded, and the ordinary shares qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

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

If you own our ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the ordinary shares held. A failure to file a required annual report will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to your investment in the ordinary shares). You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of our ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our ordinary shares, if such ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or are otherwise exempt from backup withholding. If you are required to establish your exempt status you generally must provide such certification on IRS Form W-9 or an acceptable substitute form.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-217064), as amended, including the annual report contained therein, to register the issuance and sale of our Class A Ordinary Shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC the registration statements on Form F-6 (Registration No. 333-217079) and Form F-6EF (Registration No. 333-252791 and 333-261292) to register our ADSs. We have also filed with the SEC a registration statement on Form F-1, as amended (Registration No. 333-333-276006) registering the Ordinary Shares underlying the ADSs, the Warrants and Warrant Shares, as amended (the “Securities Act”), including a final prospectus filed for the registration statement. In addition, we have filed with the SEC the shelf registration statement on Form F-3 (Registration No. 333-28582) to register our Class A ordinary shares, Class A Ordinary Shares represented by ADSs, preferred shares, debt securities, warrants, rights, and units. On September 8, 2025, we filed with the SEC a registration statement on Form 8-A12B/A to terminate our ADS program. Following such termination, our Class A Ordinary Shares trade directly on the New York Stock Exchange.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 20-F.

Based on such evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2025, we did not maintain effective disclosure controls and procedures.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025.

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

In connection with the audit of our consolidated financial statements as of December 31, 2025 and the results of our operations and our cash flows for each of the three years in the period ended December 31, 2025, our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.：

Material Weaknesses in Internal Control over Financial Reporting

Management has assessed that the Company did not maintain fully effective internal control over financial reporting as of December 31, 2025, in accordance with applicable SEC guidance.

The identified material weaknesses primarily relate to deficiencies in controls over:

●	recoverability assessment, classification, and expected credit loss evaluation of accounts receivable, advances to suppliers, prepayments, and other receivable balances;

●	inventory valuation and existence, including determination of net realizable value, inventory aging assessment, and controls over inventories held at third-party locations;

●	monitoring and oversight of treasury activities, intercompany fund flows, offshore transactions, and speculative futures trading activities;

●	valuation, impairment assessment, existence, and ownership verification of crypto-related assets and cryptocurrency mining equipment; and

●	financial reporting and period-end close processes, including review controls over classifications, reconciliations, journal entries, and financial statement presentation.

These deficiencies indicate that key controls over significant estimates, classifications, valuations, treasury activities, and underlying financial reporting processes were not designed or operating effectively. As a result, there is a reasonable possibility that material misstatements of the financial statements would not be prevented or detected on a timely basis.

Nature of Identified Control Deficiencies

The material weaknesses identified during the audit can be broadly categorized into the following areas:

Recoverability, classification, and credit risk assessment controls

The Company did not maintain sufficiently effective control over the review and assessment process relating to recoverability, classification, and expected credit losses assessments for accounts receivable, supplier advances, prepayments, loans, and other receivable balances. The identified deficiencies primarily related to insufficiently formalized review controls, limited documentation supporting management’s review and approval processes, and inadequate precision in evaluating significant judgments used in determining recoverability and classification conclusions.

Inventory valuation and existence controls

Controls over inventory valuation and existence were not consistently effective. The inventory valuation process initially did not fully incorporate all reasonably predictable costs to sell in determining net realizable value, and certain inventories were held for extended periods or maintained at third-party locations with limited direct oversight and reliance on external confirmations operating effectively. The identified deficiencies related primarily to insufficient review controls over net realizable value assessments, inventory aging analyses, and monitoring procedures over inventories maintained at third-party locations.

Treasury, cash management, and trading activity controls

Controls over treasury management, intercompany fund flows, offshore transactions, and speculative futures trading activities were not sufficiently formalized. Significant fund transfers, margin activities, and trading-related transactions required enhanced audit procedures due to limited documentation of business rationale, concentration of trading-related responsibilities among limited personnel, and insufficient segregation of duties and monitoring controls.

Crypto-related asset valuation and existence controls

The Company’s controls over the impairment assessment of cryptocurrency mining equipment and verification of digital assets ownership were not sufficiently formalized. The identified deficiencies primarily related to documentation, review, and verification controls over management’s assessment processes and supporting records.

Financial reporting and close process controls

The Company’s financial reporting process relied significantly on manual adjustments, post-closing reclassifications, and management review processes that were not consistently formalized or independently reviewed. Significant reclassifications and presentation adjustments were required during the audit relating to liabilities, related party balances, trading financial assets, intercompany balances, and accrued liabilities. Supporting schedules and reconciliations were not consistently organized or clearly reconciled to final reported balances.

The audit identified significant post-closing reclassifications and financial statement presentation adjustments, including the reclassification of futures trading margin deposits and settlement balances from cash and cash equivalents to trading financial assets, together with related accounting policy and disclosure enhancements. These matters indicated that controls over financial statement classification, presentation, and review of non-routine transactions were not operating effectively.

In addition, significant manual adjustments and reconciliation efforts were required to appropriately classify and present certain liability, related party, intercompany, and accrued balances within the financial statements. Supporting schedules and reconciliations were not consistently organized or clearly reconciled to final reported balances.

These deficiencies were pervasive across multiple financial statement areas and required significant audit effort, expanded substantive testing, and additional professional judgment to address.

Management’s Remediation Plan

Management has initiated remediation measures intended to strengthen the Company’s internal control environment and financial reporting processes, including:

●	formalizing procedures and review controls relating to recoverability assessments, classification of balances, expected credit loss evaluations, and impairment assessments;

●	enhancing controls over inventory valuation, inventory aging analysis, third-party inventory monitoring, and net realizable value assessments;

●	strengthening treasury governance, including controls over significant fund transfers, intercompany transactions, offshore counterparties, and speculative futures trading activities;

●	enhancing review and approval controls over non-routine transactions, journal entries, reconciliations, and financial statement preparation and disclosures processes;

●	formalizing financial close procedures and improving reconciliation processes between supporting schedules, sub-ledgers, and financial statement balances; and

●	policies, documentation standards, and verification procedures relating to digital asset management, including wallet access controls, valuation review processes, and independent reconciliation procedures.

Management has also initiated enhancements relating to the review and classification of trading financial assets, futures trading balances, related party balances, and long-outstanding liabilities to improve the consistency and accuracy of financial statement presentation.

These remediation activities are intended to strengthen the overall control environment and improve the design and operation of controls over significant accounting processes and financial reporting activities. However, the remediation measures have not operated for a sufficient period of time for management or the auditors to conclude that the controls are operating effectively.

Accordingly, the material weaknesses identified continue to exist as of December 31, 2025.

Conclusion on Effectiveness of ICFR

As a result of the material weaknesses described above, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2025.

Remediation of Material Weaknesses

To remediate the identified material weaknesses, management has developed and is implementing a comprehensive plan to strengthen the Company’s internal control over financial reporting. The remediation plan focuses on enhancing the control environment, strengthening technical accounting capabilities, and establishing robust and sustainable financial reporting processes.

The key remediation measures include:

(1) Strengthening accounting and financial reporting resources

●	Hiring additional qualified accounting personnel, including a financial controller with U.S. GAAP and SEC reporting experience;

●	Implementing ongoing U.S. GAAP and financial reporting training programs.

(2) Establishing governance and internal audit functions

●	Establishing an internal audit function to enhance monitoring of internal controls;

●	Engaging external advisors to support Sarbanes-Oxley compliance and internal control improvements.

(3) Formalizing accounting policies and financial close processes

●	Developing comprehensive accounting policies, manuals, and standardized closing procedures;

●	Enhancing controls over period-end close, including cut-off, reconciliations, and accruals;

●	Implementing formal documentation and review protocols.

(4) Enhancing controls over significant and non-routine transactions

●	Establishing control processes for identification and accounting assessment of significant transactions;

●	Requiring robust supporting documentation;

●	Strengthening approval workflows;

●	Enhancing controls over loan arrangements, payment flows, and inter-company transactions.

(5) Enhancing valuation and estimation processes

●	Implementing formal methodologies for expected credit losses and inventory NRV;

●	Strengthening impairment assessment processes for long-lived assets;

●	Enhancing fair value methodologies for digital assets;

●	Improving documentation, consistency, and review of key assumptions.

(6) Strengthening cash management and treasury controls

●	Implementing controls over large or unusual transactions;

●	Enhancing documentation of business purpose;

●	Performing counter-party due diligence;

●	Strengthening classification controls for financing-related transactions;

●	Partnering with third-party service providers and custodian banks to enhance oversight of bank accounts.

Management is in the process of implementing these remediation measures and will continue to monitor their design and operating effectiveness. The material weaknesses will not be considered remediated until the relevant controls have been fully implemented, have operated effectively for a sufficient period of time, and have been tested for operating effectiveness.

Issues Identified:

The Company identified material weaknesses in its internal control over the procurement and payment cycle in relation to a significant software upgrade acquisition. These deficiencies included inadequate vendor due diligence, absence of a formal business needs assessment, lack of a comprehensive feasibility study (including financial projections), insufficient approval procedures with unclear authorization and segregation of duties, and inadequate contract and scope documentation. As a result, the vendor misunderstood the Company’s requirements, overestimated its technical capabilities, and may fail to deliver in accordance with contractual terms, exposing the Company to significant financial and operational risks.

Remediation Measures

To address these deficiencies, the Company plans to implement a series of remediation measures to strengthen its internal control framework. These include establishing a formal vendor due diligence policy, requiring the preparation of detailed Business Requirements Documents and feasibility studies for all material procurement, implementing a structured procurement approval matrix with defined authorization thresholds and independent cross-functional review, and enhancing contract governance through clearly defined Statements of Work, acceptance criteria, milestone-based deliverable, and protective contractual provisions. These measures are designed to improve decision-making, ensure proper oversight, and mitigate risks associated with large-scale procurement activities.

However, there can be no assurance that these remediation measures will be sufficient to fully remediate the material weaknesses or prevent future deficiencies.

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2025. If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management continues to evaluate and enhance its internal control framework and may identify additional control deficiencies in the future.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with Audit Alliance LLP (“Audit Alliance”) and Assentsure PAC (“Assentsure”) (our independent registered public accounting firms), we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2025	2024	2023
Audit fees(1)	$240,000	$300,000	$300,000
Audit-Related fees (2)	-	-	-
Tax fees (3)	-	-	-
All other fees	-	-	-
Total	$240,000	$300,000	$300,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

On February 25, 2026, SOS Limited (the “Company”), upon the approval and ratification of the audit committee of the board of directors (the “Audit Committee”), dismissed Audit Alliance LLP (“Audit Alliance”), the former independent registered public accounting firm of the Company, effective on February 25, 2026, and appointed Assentsure PAC (PCAOB ID: 6783) (“Assentsure PAC”) to serve as its independent registered public accounting firm, effective on February 25, 2026, for the year ended December 31, 2025.

Item 16G. Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we rely on certain home country practices with respect to our corporate governance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.”

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

There were no cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information-D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

See pages F-1 through F-42.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and the Board of Directors of SOS Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SOS Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025, and the consolidated statements of profit and other comprehensive income, consolidated statements of equity and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Restatement of 2025 Financial Statements

As discussed in Note 2.1 to the consolidated financial statements, the Company has restated certain prior year presentation amounts in the consolidated balance sheets as of December 31, 2024 to conform to the current year presentation. Certain amounts previously presented as “Cash and cash equivalents” and “Investment securities” were reclassified to “Trading financial assets” based on the nature of the underlying assets and management’s reassessment of the classification. This reclassification had no impact on the Company’s total assets, total liabilities, shareholders’ equity, or net loss previously reported in the consolidated financial statements.

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

Critical Audit Matters

Critical audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Recoverability and Classification of Receivables, Advances, Prepayments and Related Party Balances

Accounts receivable, other receivables, prepayments, and related party balances represented a significant portion of the Company’s assets as of December 31, 2025. These balances included trade receivables, supplier advances, loan receivables, deposits, related party balances, and other non-trade receivables.

As described in Notes 3, 4 and 5 to the consolidated financial statements, management applied significant judgment in assessing the classification and recoverability of these balances, including determining whether amounts should be classified as prepayments, loans, receivables, or related party balances, and in estimating the related allowance for expected credit losses.

These balances arose primarily from commodity trading, service arrangements, supplier advance arrangements, financing-type transactions, and related party activities. The assessment of recoverability and classification was closely linked to the underlying commercial substance, settlement arrangements, and collection cycle associated with these transactions.

We identified this as a critical audit matter due to the significant increase in supplier advances and prepayments during the year, the existence of long-outstanding and aged balances, the presence of loan-type and non-routine arrangements, balances involving related parties, significant manual reclassifications and adjustments, and the significant auditor judgment required to evaluate recoverability, commercial substance, and the adequacy of expected credit loss allowances.

Our audit procedures included, among others, evaluating the design and implementation of controls over classification and allowance estimation; inspecting agreements, contracts, settlement arrangements, and supporting documentation; performing aging analysis and testing underlying transaction data; assessing subsequent settlements, collections, and offsetting arrangements; obtaining and evaluating third-party confirmations, where applicable; performing counterparty and related party due diligence on selected balances; evaluating the reasonableness of management’s allowance for expected credit losses; and assessing the appropriateness of classification between receivables, prepayments, loans, advances, and related party balances.

Inventory Valuation

As described in Note 6 to the consolidated financial statements, the Company’s inventories primarily consist of commodity trading goods and are measured at the lower of cost and net realizable value (“NRV”). As of December 31, 2025, the Company recorded inventories of $23.9 million, net of inventory write-downs of $8.6 million.

Inventory balances are directly linked to the Company’s commodity trading revenue, as revenue is recognized at a point in time upon transfer of control of goods. Accordingly, the valuation and existence of inventory also impact the timing and recognition of related revenue transactions.

We identified the evaluation of inventory valuation as a critical audit matter due to the significant judgment required by management in estimating NRV, particularly in light of commodity price volatility, the use of assumptions such as pricing coefficients with limited observable market data, the existence of aged inventory balances, and the sensitivity of valuation to changes in key assumptions.

Our audit procedures included, among others, evaluating the appropriateness of management’s NRV methodology; testing key inputs such as commodity prices, product characteristics, and pricing coefficients by reference to external data and supporting documentation; assessing whether estimated costs to complete and sell were appropriately incorporated; performing sensitivity analyses; evaluating the impact of inventory aging; and assessing the consistency of management’s conclusions with the amounts recorded and disclosed in the financial statements.

Limited observable market evidence was available for certain inventory items, which increased estimation uncertainty.

Valuation of Crypto-Related Assets (Property, Plant and Equipment and Digital Assets)

As described in Notes 8 and 9 to the consolidated financial statements, the Company’s assets include cryptocurrency mining equipment classified within property, plant and equipment, as well as digital assets such as Bitcoin (“BTC”) and Ethereum (“ETH”).

These assets involve significant valuation and impairment considerations. Mining equipment is evaluated for impairment based on estimated future cash flows, while digital assets are measured at fair value based on quoted market prices in active markets.

We identified the valuation of crypto-related assets as a critical audit matter due to the significant judgment required by management and the sensitivity of valuations to changes in underlying economic factors, including cryptocurrency prices, mining difficulty, energy costs, and expected utilization.

The principal considerations for our determination included the significant judgment involved in estimating future cash flows for impairment assessments, the high sensitivity of valuations to cryptocurrency price fluctuations and market conditions, the complexity of assessing recoverability of mining equipment in light of changing mining economics, and the need to evaluate the existence and ownership of digital assets.

Our audit procedures included, among others, evaluating the appropriateness of management’s methodologies for impairment testing and fair value measurement; testing key assumptions such as cryptocurrency prices, mining difficulty, energy costs, and utilization rates; performing sensitivity analyses; comparing selected inputs to observable market data; verifying the existence and ownership of digital assets through wallet inspection and blockchain validation; and assessing the consistency of management’s conclusions with the amounts recorded and disclosed in the financial statements.

/s/ Assentsure PAC

Assentsure PAC

We have served as the Company’s auditor since 2026.

Singapore

May 15, 2026

PCAOB ID Number 6783

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

Allowance for current expected credit losses (“CECL”) on Accounts Receivables and Other Receivables

As described in Note 4 and Note 5 to the financial statements, the Company adopted ASU 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial assets held at amortized cost.

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

Impairment of Inventories

As described in Note 6 to the financial statements, the Company assessed impairment on inventories.

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

Singapore

May 15, 2025

PCAOB ID Number 3487

SOS LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ thousands, except share data and per share data, or otherwise noted)

	December 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$3,232	$228,131
Trading financial assets	2,182	9,553
Accounts receivable, net	3,158	2,630
Inventories	23,982	33,011
Other receivables, net	310,393	150,281
Amount due from related parties	39,474	9,837
Intangible assets	79,099	29,873
Tax recoverable	1,871	1,823
Total current assets	463,391	465,139
Non-current assets:
Operating lease, right-of-use assets	2	-
Property, plant and equipment, net	1,590	17,143
Goodwill	72	72
Total non-current assets	1,664	17,215
Total assets	$465,055	$482,354

LIABILITIES AND EQUITY
Current liabilities:
Accrued liabilities	$16,824	$21,498
Accounts payable	19,347	12,511
Amount due to related parties	1,642	642
Operating lease liabilities	2	-
Tax payable	182	169
Other payables	3,940	11,844
Total current liabilities	41,937	46,664
Total liabilities	$41,937	$46,664

Shareholders’ equity Ordinary shares, $0.75 par value, 6,000,000,000 shares authorized, 13,235,873 Class A shares and 2,934,447 Class B shares issued and outstanding as of December 31, 2025, 2,964,518 Class A shares and 163,210 Class B shares issued and outstanding as of December 31, 2024, respectively	$5,055	$2,191
Statutory reserve	161	161
Additional paid-in capital	781,484	761,391
Accumulated deficit	(337,870)	(290,261)
Accumulated other comprehensive loss	(25,691)	(31,557)
Non-controlling interests	(21)	(6,235)
Total shareholders’ equity	$423,118	$435,690
Total liabilities and shareholders’ equity	$465,055	$482,354

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2025	2024	2023
REVENUES	$154,290	231,424	$92,416
COST OF REVENUES	(152,034)	(224,383)	(78,234)
GROSS PROFIT	2,256	7,041	14,182
OPERATING EXPENSES:
General and administrative expenses	(88,407)	(18,136)	(11,058)
Selling expenses	(5,278)	(2,774)	(672)
Share-based compensation	(7,170)	(7,735)	(7,264)
Total operating expenses	(100,855)	(28,645)	(18,994)
LOSS FROM OPERATIONS	(98,599)	(21,604)	(4,812)
OTHER (EXPENSE)/INCOME
Other (expense)/income, net	1,254	5,619	(978)
Total other (expenses)	1,254	5,619	(978)
LOSS BEFORE INCOME TAXES	(97,345)	(15,985)	(5,790)
INCOME TAXES	1	(242)	(631)
NET LOSS FROM CONTINUING OPERATION	(97,344)	(16,227)	(6,421)
Net income attributable to non-controlling interests	25	2,621	2,770
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS	(97,319)	(13,606)	(3,651)

DISCONTINUED OPERATIONS
Gain on disposal of discontinued operations	-	1	-
gain FROM DISCONTINUED OPERATIONS	-	1	-

NET LOSS ATTRIBUTABLE TO SOS LIMITED	$(97,319)	$(13,605)	$(3,651)

OTHER COMPREHENSIVE (LOSS)/INCOME
Foreign currency translation	(5,866)	3,028	5,112
TOTAL COMPREHENSIVE (LOSS)/INCOME	$(103,185)	$(10,577)	$1,461

Weighted average number of ordinary shares

Basic	16,170,320	3,034,821	906,423
Diluted	16,170,320	3,034,821	906,423
LOSS PER SHARE
Basic	$(6.0184)	$(4.4850)	$(4.0350)
Diluted	$(6.0184)	$(4.4850)	$(4.0350)

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(US$ thousands, except share data and per share data, or otherwise noted)

	Ordinary shares				Additional				Accumulated other	Non-	Total
	Class A shares	Class B shares	Treasury stock	Total shares	Par value	Paid-in capital	Accumulated deficits	Statutory Reserve	comprehensive loss	controlling interests	shareholders’ equity
Balance, December 31, 2022	490,983	26,422	(92,907)	424,498	374	705,488	(272,919)	59	(23,400)	(826)	408,776
Share-based compensation	61,154	66,720	-	127,874	95	7,169	-	-	-	-	7,264
Issuance of Class A Ordinary Shares and warrant	261,144	-	-	261,144	196	17,688	-	-	-	-	17,884
Net loss	-	-	-	-	-	-	(3,651)	-	-	(2,770)	(6,421)
Disposition of continued operation	-	-	-	-	-	-	-	-	-	(18)	(18)
Appropriation of statutory reserve	-	-	-	-	-	-	(102)	102	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(5,112)	-	(5,112)
Balance, December 31, 2023	813,281	93,142	(92,907)	813,516	665	730,345	(276,672)	161	(28,512)	(3,614)	422,373
Share-based compensation	537,269	70,068	-	607,337	456	7,279	-	-	-	-	7,735
Issuance of Class A Ordinary Shares and warrant	1,613,968	-	-	1,613,968	1,070	23,767	-	-	-	-	24,837
Net loss	-	-	-	-	-	-	(13,606)	-		(2,621)	(16,227)
Disposition of discontinued operation	-	-	-	-	-	-	17	-	(17)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(3,028)	-	(3,028)
Balance, December 31, 2024	2,964,518	163,210	(92,907)	3,034,821	2,191	761,391	(290,261)	161	(31,557)	(6,235)	435,690
Share-based compensation	1,233,336	33,360	-	1,266,696	18	2,569	-	-	-	-	2,587
Issuance of Class A Ordinary Shares and warrant	9,038,019	-	-	9,038,019	2,832	12,956	-	-	-	-	15,788
Issuance of Class B Ordinary Shares and Share-based compensation		2,737,877		2,737,877	14	4,568					4,582
Net loss	-	-	-	-	-	-	(103,558)	-		6,214	(97,344)
Cumulative effect upon adoption of ASU 2023-08	-	-	-	-	-	-	55,949	-	-	-	55,949
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	5,866	-	5,866
Balance, December 31, 2025	13,235,873	2,934,447	(92,907)	16,077,413	5,055	781,484	(337,870)	161	(25,691)	(21)	423,118

*	On September 8, 2025, in connection with a 150-for-one consolidation of the Company’s ordinary shares approved by shareholders at an extraordinary general meeting held on August 11, 2025, the Company terminated its ADS program and the Deposit Agreement with Citibank, N.A., as depositary. All outstanding ADSs were automatically cancelled, and each ADS holder receive one (1) Class A Ordinary Share, per value US$0.75 per share, for each ADS cancelled. Following the termination, the Company’s Class A Ordinary Shares commenced direct trading on the New York Stock Exchange.

The accompanying notes are an integral part of these consolidated financial statements.

SOS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ thousands, except share data and per share data, or otherwise noted)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(97,319)	$(13,605)	$(3,651)
Net loss from continuing operation	(97,319)	(13,606)	(3,651)
Net gain from discontinued operation	-	1	-
Adjustments for:
Depreciation of property, plant and equipment	8,706	10,904	4,975
Depreciation of right-of-use assets	2	377	800
Share-based compensation	7,170	7,735	7,264
Accretion of finance leases	-	6	32
Allowance for credit losses - accounts receivable	1,554	196	451
Allowance for credit losses - other receivables	51,178	(1,044)	228
Impairment of intangible assets	6,723	781	970
Impairment of mining equipment	5,861	-	4,455
Impairment of property plant and equipment	1,025	-	-
Inventory impairment	5,579	2,571	194
Adjustments, total	87,798	21,526	19,369

Changes in operating assets and liabilities:
Accounts receivable	(2,082)	(2,017)	1,172
Investment securities	7,371	(9,353)	(307)
Other receivables	(211,290)	(69,267)	(25,194)
Amount due from related parties	(29,637)	29,745	29,456
Inventories	3,450	(5,283)	13,204
Intangible assets	-	(9,258)	(15,960)
Accrued liabilities	(4,674)	6,306	(5,193)
Tax (recoverable)/payable	(35)	(452)	1,247
Accounts payable	6,836	(24,229)	(94)
Other payables	(7,904)	4,352	(4,795)
Amount due to related parties	1,000	(999)	998
Lease liabilities	2	(377)	(544)
Net cash generated from/(used in) operating activities from continuing operations	(246,484)	(72,911)	9,708
Net cash generating from discontinued operating activities	-	1	-
Net cash generated from/(used in) operating activities	(246,484)	(72,910)	9,708

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(38)	-	-
Net cash used in investing activities from continuing operations	(38)	-	-
Net cash used in investing activities from discontinued operation	-	-	-
Net cash used in investing activities	(38)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of principle portion of lease liabilities	2	(288)	(288)
Proceed from share issuance, net of issuance costs	15,788	24,838	17,884
Net cash generated from financing activities	15,790	24,550	17,596

EFFECT OF EXCHANGE RATES ON CASH	5,833	(2,685)	(7,619)

NET CHANGES IN CASH AND CASH EQUIVALENTS	(224,899)	(51,046)	19,685
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	228,131	279,177	259,492
CASH AND CASH EQUIVALENTS, END OF YEAR	$3,232	$228,131	$279,177
LESS: CASH AND CASH EQUIVALENTS, FROM THE DISCONTINUED OPERATIONS	$-	$-	$-

Supplemental cash flow information
Cash paid for income tax	6	12	684

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

In 2020, we have launched our crypto mining business, and aim to start infrastructure services in blockchain security for our big data insurance marketing as well as provide insurance and banking services for digital assets and cryptocurrencies. The company temporarily shut down mining operations in 2025, as electricity price keep staying high causing cryptocurrency mining to no longer be cost-effective.

On May 5, 2020, we acquired data marketing business by entering into a set of agreements with YBT (Yongbao Two Ltd.), the shareholders of YBT (the “YBT Shareholders”), eight individual investors introduced by YBT (collectively with the YBT Shareholders, the “Investors”) and True North Financial, LLC to acquire YBT, which controls its variable interest entity SOS Information. The transaction was consummated on May 15, 2020. As a result, we now own 100% of YBT, which controls its variable interest entity, SOS Information Technology Co., Ltd (“SOS Information”). The shares issued to the Investors were relied on exemption from registration in accordance with Regulation S and/or Rule 4(a)(2) under the Securities Act of 1933, as amended. Accordingly, we started our newly acquired data mining and targeted marketing services business through SOS Information.

We purchase data from our suppliers, including Shandong Subao IT Ltd., Jiangxi Chacha IT Ltd. and Liaoning Tianzheng Ltd. With a stable supply of data, we use data mining and analytics technologies to find patterns and valuable data within the large amounts of data we collect. We then provide specific data point recommendations to our clients.

On November 2, 2022, the Company disposed it off by entering into a certain share purchase agreement (the “Disposition SPA”) with S International Holdings Limited (the “Purchaser”), a Cayman Islands exempt company, and S International Group Limited (“S International” or the “Target”), a British Virgin Islands company and the Company’s wholly owned subsidiary prior to the Disposition. Pursuant to the Disposition SPA, the Purchaser agreed to purchase S International in exchange for cash consideration of $17,000,000. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA on November 2, 2022 (the “Closing Date”) , the Purchaser became the sole shareholder of S International and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by S International. S International owns 100% of the issued shares in S International Holdings Limited, which owns 100% of the issued shares in Qingdao S Investment. Qingdao S Investment controls Qingdao SOS Industrial, the former VIE, through a series of contractual agreements with the former VIE and the shareholders of the former VIE dated November 2, 2022. The former VIE owns 100% of the equity interests in each of SOS Information Technology Co., Ltd. and Qingdao SOS Digital Technologies Inc.

The Company re-classified revenue generated from incomplete data marketing contract into “Other” in FY2022 and FY2023 annual reporting respectively. All such contracts were completed during FY 2024. Legacy business ended thereafter.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The accompanying consolidated financial statements reflect the activities of SOS Limited and each of the following entities:

Name	Background	Abbreviation
SOS Information Technology New York Inc.	A New York company Incorporated on July 15, 2020 A holding company	SOS NY

Yong Bao Two Ltd.	A British Virgin Island company Incorporated on February 29, 2020 A holding company	YBT

Canada XX Exchange Ltd.	Digital asset exchange platform	Canada XX

US XX Exchange Ltd.	Digital asset exchange platform	US XX

Future Technology Global Ltd. (HK)	A 100% subsidiary of SOS Information Technology Co., Ltd.	Future Technology

FDW Limited	A 100% subsidiary of SOS Ltd.	FDW Limited

China SOS Ltd.	A Hong Kong limited liability company Incorporated on June 19, 2019 A holding company	China SOS

FD LLC	A 51% owned JV with Niagara Development LLC	FD LLC

Qingdao SOS Investment Management Co., Ltd.	A 100% subsidiary of China SOS Limited, a WOFE	WFOE

Qingdao SOS Investment LLP	A 99% subsidiary of Qingdao SOS Investment Management Co., Ltd.(PRC)	Qingdao SOS

SOS Auto Service Co., Ltd.	A 99% subsidiary of Qingdao SOS Investment Management Co., Ltd.(PRC)	NA

Inner Mongolia SOS Insurance Agency Co., Ltd.	A 100% subsidiary of SOS Information Technology Co., Ltd, which operates insurance brokerage business within Inner Mongolia region	NA

Common Prosperity Technology Co., Ltd.	A 99% subsidiary of SOS International Trading Co., Ltd.	NA

SOS International Trading Co., Ltd.	A 100% subsidiary of SOS Information Technology Co., Ltd.	NA

S International Trading Co Limited	A 100% subsidiary of SOS International Trading Co., Ltd.	NA

Weigou International Trading Co., Ltd.	A 99% subsidiary of Qingdao Investment LLP	NA

Shuyun International Trading Co., Ltd.	A 99% subsidiary of Qingdao Investment LLP	NA

Chexiaoer Technology Co., Ltd.	A 25% subsidiary of Qingdao Investment LLP and A 30% owned by SOS Auto Service Co., Ltd.	NA

Hebei S Cloud Enterprise Management Co., Ltd.	A 99% subsidiary of Future Digital Investment Ltd.(Hong Kong)	NA

SOS Rescue Service LLC	A 100% owned subsidiary of SOS Emergency Rescue Service Ltd	NA

SOS Emergency Rescue Service Ltd.	A 100% owned subsidiary of SOS Ltd.	NA

Future Digital Investment Ltd.	A 100% owned subsidiary of SOS Ltd.	NA

Qingdao Zhonghai Venture Capital Management Co., Ltd.	A 100% owned subsidiary of Future Digital Investment Ltd.	NA

Chexiaoer (Tianjin Automobile) Management Co., Ltd.	A 70% owned subsidiary of Chexiaoer Technology Co Ltd.	NA

Hebei Chexiaoer Technology Co., Ltd.	A 70% owned subsidiary of Chexiaoer Technology Co Ltd.	NA

Zhongjian Tianxia(Beijing) Investment Co., Ltd.	A 65% owned subsidiary of Xinxin Ranran International Trading Co Ltd.	NA

Xinxin Ranran International Trading Co. Ltd	A 99% owned subsidiary of SOS International Trading Co Ltd.	NA

Future Digital Trading Ltd.	100% owned subsidiary of SOS Ltd	NA

Qingdao Yonbao Ronghe International Trading Co Ltd.	A 90% owned subsidiary of Future Digital Trade Ltd	NA

Future Digital Trading Pte. Ltd.	A 100% owned subsidiary of Future Digital Trade Ltd	NA

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the SEC.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly- foreign owned enterprise (“WFOE”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Variable Interest Entity Agreement

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Use of estimates and assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses during the reporting period.

Significant estimates and judgments reflected in the Company’s consolidated financial statements include, but are not limited to:

●	the allowance for expected credit losses on accounts receivable, other receivables, prepayments, and amount due from related parties;

●	the valuation of inventories at the lower of cost and net realizable value;

●	the assessment of impairment of property, plant and equipment and other long-lived assets;

●	the fair value measurement of digital assets;

●	the timing and recognition of revenue, including the identification of performance obligations and transfer of control;

●	the recoverability of deferred tax assets and related valuation allowance; and

These estimates are based on historical experience, current market conditions, and various other assumptions that management believes to be reasonable under the circumstances. However, actual results could differ materially from those estimates.

The Company’s estimates are subject to a higher degree of uncertainty due to the nature of its operations, including commodity trading activities, digital asset exposure, and evolving business strategies.

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

Translation adjustments included in accumulated other comprehensive loss amounted to $21,304,430 and $28,511,734, as of December 31, 2025, 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2024, 2023 were translated at 7.2993, 7.0999 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2025, 2024 and 2023 were 7.1875 RMB, 7.1957 RMB and 7.0809 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

Derivative Instruments and Trading Activities

The Company engages in futures trading activities through accounts held with a licensed futures broker. These activities are classified as trading activities and are not designated as hedging instruments.

Funds held in futures trading accounts primarily represent margin deposits and settlement balances and are not classified as cash and cash equivalents due to their restricted nature and exposure to market risk.

The Company accounts for its futures contracts as derivative instruments in accordance with applicable accounting guidance. Derivatives are recognized as either assets or liabilities in the consolidated balance sheets and are measured at fair value.

Changes in the fair value of derivative instruments, including both realized and unrealized gains and losses, are recognized in earnings in the period in which they arise.

As of December 31, 2025, the Company held open futures positions with associated margin deposits. The Company recorded realized and unrealized gains and losses related to these activities in the consolidated statements of operations.

Accounts receivable, net

Accounts receivable represent amounts due from customers for goods delivered or services rendered for which the Company has an unconditional right to consideration. Accounts receivable are recognized when control of goods or services has been transferred to the customer and are recorded at the invoiced amount, net of an allowance for expected credit losses.

The Company maintains an allowance for expected credit losses in accordance with ASC 326. The allowance is based on management’s estimate of lifetime expected credit losses inherent in the accounts receivable balance. In estimating expected credit losses, the Company considers a combination of factors, including the aging of receivables, historical collection experience, current economic conditions, industry trends, and forward-looking information, as well as specific customer credit risk characteristics.

The Company also evaluates subsequent cash collections, customer payment history, and the financial condition of significant customers in assessing the adequacy of the allowance. Receivables are assessed on a collective basis when similar risk characteristics exist and on an individual basis for customers with elevated credit risk or significant outstanding balances.

A significant portion of the Company’s accounts receivable is generated from commodity trading transactions and service arrangements with a limited number of counterparties. These balances may be subject to increased credit risk due to the nature of the transactions and the financial condition of the customers.

The determination of the allowance for expected credit losses requires significant judgment and is sensitive to changes in economic conditions, customer creditworthiness, and other factors. If actual collections differ from management’s estimates, the Company may be required to record additional provisions in future periods.

Receivables are written off when management determines that collection is not probable after all reasonable collection efforts have been exhausted.

In certain arrangements, customers may make advance payments or balances may be settled through offsetting transactions. The Company evaluates the substance of these arrangements to determine whether amounts should be classified as accounts receivable or contract liabilities based on the timing of revenue recognition and the Company’s right to consideration.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Other receivables and prepayments

Other receivables and prepayments include advances to suppliers, deposits, loans to third parties and employees, and other non-trade receivables arising from the Company’s operations.

Prepayments primarily represent amounts advanced to suppliers in connection with commodity trading transactions and are expected to be settled through delivery of goods or services.

Other receivables include, among others, loan receivables, refundable deposits, advances, and other non-operating receivables.

The Company evaluates the classification of balances based on the underlying nature of the transaction, including whether amounts represent prepayments for goods or services, financing arrangements, or other receivable balances.

Allowance for credit losses

The Company recognizes an allowance for expected credit losses on other receivables and certain prepayments where recovery is uncertain. The allowance is determined based on:

●	aging of balances;

●	historical collection experience;

●	specific identification of high-risk balances;

●	counterparty creditworthiness;

●	existence of supporting agreements and collateral;

●	subsequent settlement or recovery;

●	macroeconomic and industry conditions.

For certain balances, particularly long-outstanding advances or loans, the Company applies a specific assessment approach, whereby additional allowance is recognized based on management’s assessment of expected recoverability.

Balances deemed uncollectible are written off against the allowance when all reasonable collection efforts have been exhausted.

Inventories

The availability and prices of inventories are subject to wide fluctuations due to factors such as changes in weather conditions, government programs and policies, competition, changes in customer preferences. Currently, the Company entered into non-derivative contracts. The inventories are valued at the lower of cost or market. The Company determines cost based on the first-in, first-out method. Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

The Company’s inventories primarily consist of commodities and trading goods, including sesame, gold concentrate powder, sulfur, coal, diluted asphalt, servers, mining machines, and other related products.

The Company performs periodic reviews of inventory to identify slow-moving, excess, or obsolete items. Such reviews consider inventory ageing, historical turnover, current market conditions, expected selling prices, and estimated costs to sell. Where the carrying value of inventory exceeds its net realizable value, an impairment loss is recognized in cost of revenues.

For certain commodity-based inventories, including metal-related products, the Company estimates NRV based on observable market prices of underlying commodities (e.g., gold and silver), product-specific characteristics such as grade or metal content, and applicable pricing or recovery coefficients. Estimated costs to complete and sell, including processing, refining, and logistics costs, are also considered in determining NRV.

The Company applies additional scrutiny to inventories held for extended periods, as such inventories may be subject to increased uncertainty regarding realizability and timing of sale.

Inventory write-downs establish a new cost basis and are not subsequently reversed in future periods under U.S. GAAP. Value-added taxes (“VAT”) related to inventory purchases are recorded separately and are not included in inventory cost.

The determination of NRV involves significant judgment and estimates, particularly in relation to market price volatility, expected selling prices, and costs to sell.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Depreciation method	Estimated useful lives
Office equipment, fixtures and furniture	Straight-line	5 years
Mining equipment	Straight-line	3-5 years
Computer	Straight-line	3 years
Motor vehicles	Straight-line	5 years

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

Intangible assets

Intangible assets consist primarily of digital assets, including Bitcoin (“BTC”) and Ethereum (“ETH”).

Effective January 1, 2025, the Company adopted ASU 2023-08, Accounting for and Disclosure of Crypto Assets, which requires qualifying digital assets to be measured at fair value, with changes in fair value recognized in earnings.

Digital assets are initially recognized at fair value at the time of receipt or acquisition. Subsequent to initial recognition, digital assets are remeasured at fair value at each reporting date using quoted prices in active markets for identical assets.

Changes in fair value are recognized in earnings within other income (expense) in the consolidated statements of operations.

The Company determines fair value based on observable market prices from major cryptocurrency exchanges, which represent the principal market for these assets. Digital assets are classified as Level 1 within the fair value hierarchy under ASC 820.

The Company has designated Blockchain.com (www.blockchain.com) as its principal active market for the trading of crypto assets, including BTC and ETH.

The Company has determined that Blockchain.com constitutes the principal active market for its crypto asset holdings based on the following selection factors set forth under US GAAP, in particular ASC 820 (Fair Value Measurement) and ASC 350-60 (Intangible Assets — Crypto Assets). Under ASC 820-10-20, fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Among markets accessible to the Company, Blockchain.com exhibits characteristics that support its designation as the principal market: consistent and accessible trading volume enabling price discovery, established global recognition as a leading digital asset platform, publicly verifiable and real-time quoted prices, and substantive regulatory compliance facilitating reliable valuation inputs.

The Company adopted this standard using the modified retrospective method, with a cumulative effect adjustment recorded to retained earnings as of January 1, 2025.

Prior to adoption, digital assets were accounted for as indefinite-lived intangible assets and measured at cost less impairment.

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

The Company participates in digital asset mining activities by providing computing power to mining pool operators in exchange for digital asset rewards.

These arrangements are accounted for as contracts with customers under ASC 606. The Company has a single performance obligation, which is to provide computing power to the mining pool operator.

The performance obligation is satisfied at a point in time when the mining pool operator successfully validates a block and the Company becomes entitled to its share of the reward.

The consideration received is noncash and is measured at fair value at the time control of the digital assets is transferred to the Company. The transaction price is variable and is constrained until it is probable that a significant reversal of cumulative revenue will not occur, which is generally when the reward is confirmed by the mining pool operator.

Revenue is recognized at that point in time based on the fair value of the digital assets received.

The Company did not generate revenue from digital asset mining during the year ended December 31, 2025.

Goodwill

Goodwill of $71,977 was recognized as of December 31, 2020 in connection with the transaction of SOS IT acquiring Inner Mongolia SOS Agency Co. Ltd. In future years, the Company will complete an annual impairment test for goodwill that includes an assessment of qualitative factors including, but not limited to, macroeconomic conditions, industry and market conditions, and entity specific factors such as strategies and financial performance. The Company will perform annual impairment tests as of December 31, 2025 or earlier if indicators of impairment exist. There were no indicators of goodwill impairment as of December 31, 2025.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Such events or changes in circumstances include, but are not limited to:

●	significant adverse changes in market conditions;

●	declines in cryptocurrency prices;

●	reduced mining output or utilization;

●	technological obsolescence of mining equipment; and

●	changes in the expected use of the assets.

The determination of impairment involves significant judgment and estimates, including assumptions related to future cash flows, expected utilization of assets, cryptocurrency market conditions, and discount rates.

The Company has recognized significant impairment losses on mining equipment and related infrastructure in prior periods and in the current year, reflecting changes in market conditions and expected economic benefits.

As disclosed in Note 8, impairment losses recognized during the years ended December 31, 2025, 2024 and 2023 amounted to $6.8 million, $nil and $4.5 million, respectively, primarily relating to cryptocurrency mining equipment.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Other payables

Other payables primarily consist of non-trade operating liabilities, including deposits received under hosting arrangements, freight and logistics-related balances, rental and service-related payables, and other operational settlement obligations.

Other payables are initially recognized at the invoiced or contractual amount and subsequently measured at amortized cost, which approximates fair value due to the short-term nature of the balances.

Deposits received under hosting and operational agreements are recognized as liabilities until the related contractual obligations are fulfilled, settled, refunded, or otherwise extinguished in accordance with the underlying agreements.

The Company periodically evaluates long-outstanding balances to assess settlement expectations, contractual obligations, and appropriate financial statement classification.

Accounts payable

Accounts payable primarily represent obligations arising from purchases of inventory, commodity trading goods, equipment, logistics services, and other operating expenditures incurred in the ordinary course of business.

Certain balances classified within accounts payable relate to advances received from customers in connection with commodity trading arrangements. Such balances primarily represent customer prepayments received prior to delivery of goods and are recognized as contract liabilities until the related performance obligations are satisfied in accordance with ASC 606.

The Company’s trading activities may also involve advances paid to suppliers and settlement arrangements associated with commodity transactions. Management evaluates the nature and classification of balances based on the underlying contractual arrangements and transaction substance.

Accounts payable are initially recognized at the invoiced amount and subsequently measured at amortized cost, which approximates fair value due to the short-term nature of the balances.

The Company periodically evaluates long-outstanding balances to assess:

●	commercial substance;

●	legal enforceability;

●	settlement expectations;

●	related-party considerations; and

●	whether reclassification or additional disclosure is required.

The determination of appropriate classification and settlement assessment involves management judgment, particularly for balances arising from commodity trading arrangements and long-outstanding transactions.

Fair value measurement

The Company measures certain financial assets at fair value in accordance with ASC 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses a three-level hierarchy to prioritize inputs used in measuring fair value:

●	Level 1 — quoted prices (unadjusted) in active markets for identical assets;

●	Level 2 — observable inputs other than quoted prices included in Level 1;

●	Level 3 — unobservable inputs.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

Digital Assets

The Company accounts for its digital assets, including Bitcoin (“BTC”) and Ethereum (“ETH”), in accordance with ASU 2023-08. Digital assets are measured at fair value with changes in fair value recognized in earnings in the period in which they occur.

Fair value is determined based on quoted market prices in active markets for identical assets and is classified as Level 1 in the fair value hierarchy.

As of December 31, 2025 and 2024, the carrying value of digital assets approximated their fair value.

Fair value measurement of digital assets

Effective January 1, 2025, the Company adopted ASU 2023-08, Accounting for and Disclosure of Crypto Assets, which requires qualifying crypto assets to be subsequently measured at fair value with changes in fair value recognized in earnings.

The Company’s digital assets consist primarily of Bitcoin (“BTC”) and Ethereum (“ETH”). Digital assets are measured at fair value at each reporting date using quoted prices in active markets for identical assets and are classified as Level 1 fair value measurements under ASC 820, Fair Value Measurement.

As of December 31, 2025, the Company held approximately: 802.77 units of BTC with a fair value of approximately $70.3 million; and 2,949.79 units of ETH with a fair value of approximately $8.8 million.

During the year ended December 31, 2025, the Company recognized net unrealized fair value losses on digital assets of approximately $6.7 million in earnings.

Prior to adoption of ASU 2023-08, digital assets were accounted for as indefinite-lived intangible assets under ASC 350 and measured at cost less impairment.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, using the five-step model: (i) identify the contract, (ii) identify performance obligations, (iii) determine transaction price, (iv) allocate transaction price, and (v) recognize revenue when or as performance obligations are satisfied. The Company’s revenue streams primarily consist of (i) commodity trading revenue and (ii) hosting and technology service revenue.

(a)	Commodity Trading Revenue

The Company generates revenue from the purchase and sale of commodities (including agricultural products, coal, and other materials).

Revenue is recognized at a point in time when control of the goods is transferred to the customer. Control is generally considered transferred when:

●	the goods have been delivered to the customer or designated third-party warehouse;

●	legal title has passed to the customer;

●	the customer has assumed the significant risks and rewards of ownership; and

●	the Company has a present right to payment.

The Company enters into back-to-back purchase and sales arrangements and acts as a principal in these transactions, as it controls the goods prior to transfer and is primarily responsible for fulfillment. Accordingly, revenue is recognized on a gross basis.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(b)	Service Revenue (Data Marketing and Technology Services)

The Company provides data marketing and technology services, including insurance marketing and customer data processing.

Revenue is recognized over time, as services are rendered, based on monthly service periods. The Company typically:

●	provides services continuously over the contract period; and

●	recognizes revenue based on monthly service settlement statements agreed with customers.

Revenue is recognized when:

●	services have been performed;

●	the customer has acknowledged or accepted the services; and

●	the Company has an enforceable right to payment.

(c)	Hosting Services Revenue

The Company provides cryptocurrency mining hosting services, including electricity supply, infrastructure support, and equipment maintenance.

Revenue is recognized over time as the services are provided, as customers simultaneously receive and consume the benefits of the services.

Service fees are typically based on agreed rates (e.g., power usage or hosting capacity) and are recognized in the period the services are rendered.

(d)	Cryptocurrency Mining Revenue

In prior periods, the Company generated revenue from cryptocurrency mining. During 2025, the Company did not engage in cryptocurrency mining activities due to economic factors and the lack of suitable mining equipment. Accordingly, no mining revenue was recognized during the year. The Company is currently focused on hosting service activities and may resume mining operations upon acquisition of new equipment.

Transaction Price and Variable Consideration

The transaction price is based on contractual consideration and excludes value-added taxes (“VAT”), which are presented as a reduction of revenue.

Variable consideration is included only to the extent that it is probable that a significant reversal will not occur. Variable consideration is generally not significant for the Company’s current revenue streams.

Significant Judgments

Significant judgments applied by management include:

●	determining whether the Company acts as principal or agent in commodity trading transactions;

●	assessing the timing of transfer of control for commodity sales;

●	determining the appropriate pattern of revenue recognition for service arrangements; and

●	evaluating collectability and whether it is probable that consideration will be received.

Management considers contractual terms, delivery documentation, customer acceptance, and historical collection experience in making these judgments.

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

Value added taxes

Revenue is presented net of value-added taxes (“VAT”). VAT is levied on the Company’s sales of goods and services in the PRC at applicable rates ranging primarily from 6% to 13%, depending on the nature of the underlying transactions.

Entities that are general VAT taxpayers are permitted to offset qualified input VAT paid to suppliers against output VAT on sales. The net amount of VAT payable or recoverable is recorded within “taxes payable” or “other receivables,” as appropriate.

Input VAT that has not yet been certified or is pending verification by tax authorities (“uncertified input VAT”) is recorded separately and is not available for offset until certification is completed.

Excess input VAT may be carried forward to future periods for offset against output VAT. The Company assesses the recoverability of input VAT balances based on expected future taxable sales.

Certain gold and gold concentrate transactions may qualify for VAT exemption under applicable PRC tax regulations.

VAT returns filed by the Company’s subsidiaries in the PRC are subject to examination by the tax authorities for a period of up to five years from the date of filing.

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

Losses per share

The Company computes losses per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025, 2024 and 2023, there are 16,170,320, 3,034,821 and 906,423 dilutive shares, respectively.

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

Impact of Recently Issued Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to financial assets measured at amortized costs, including loans and accounts receivable. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As an emerging growth company, the Company was permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has early adopted the new standard effective January 1, 2025, which didn’t have a material impact on the consolidated financial statements.

Impact of Recently Issued Accounting Pronouncements Not Yet Effective

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

2.1 Restatement of Consolidated Financial Statements

The Company has restated the accompanying consolidated financial statements and related disclosures for the year ended December, 31, 2024, 20-F filed on May. 15 2025, in order to restate the accounts held with a licensed futures broker from Cash and Cash Equivalents to Trading Financial Assets in the statement of consolidated balance sheet These activities were conducted to facilitate the Company’s commodity trading operations and were not designated as hedging instruments for accounting purposes.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

3.	Trading Financial Assets and Futures Trading Activities

During 2025, the Company engaged in speculative futures trading activities through accounts held with a licensed futures broker in the PRC. These activities were conducted to facilitate the Company’s commodity trading operations and were not designated as hedging instruments for accounting purposes.

Balances held within futures trading accounts, including margin deposits and settlement balances, are classified as trading financial assets and are measured at fair value.

As of December 31, 2025 and 2024, trading financial assets primarily consisted of balances held with a licensed futures broker related to commodity futures trading activities.

For the year ended December 31, 2025, the Company recognized:

●	realized trading gains of approximately RMB8.1 million; and

●	unrealized gains on open futures positions of approximately RMB2.1 million, which were recognized within investment income in the consolidated statements of operations.

As of December 31, 2025, the Company held open futures positions primarily relating to rubber futures contracts.

The Company’s futures trading activities expose it to market price risk associated with fluctuations in commodity prices.

Futures trading balances and open positions are measured using observable market prices and classified within Level 1 of the fair value hierarchy.

Investment income for the year ended December 31, 2025 primarily consisted of realized and unrealized gains and losses arising from futures trading activities.

Certain prior-year balances have been reclassified to conform to the current-year presentation. Specifically, balances previously presented within cash and cash equivalents relating to futures trading margin deposits and settlement balances have been reclassified to trading financial assets.

Commodity Price Risk

The Company is exposed to commodity price risk arising from fluctuations in market prices of commodities underlying its futures trading activities, including rubber-related futures contracts.

The Company engages in speculative futures trading activities through a licensed futures broker to facilitate its commodity trading operations and market activities. Changes in commodity prices may result in realized and unrealized gains or losses recognized in earnings.

As of December 31, 2025, the Company held open futures positions that were subject to market price fluctuations. The Company monitors market conditions and margin requirements on an ongoing basis.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable represent amounts due from customers for goods delivered or services rendered for which the Company has an unconditional right to consideration. Accounts receivable are recorded net of an allowance for credit losses in accordance with ASC 326.

Accounts receivable, net consist of the following:

	December 31, 2025	December 31, 2024
Accounts receivable	$5,034	$2,938
Allowance for credit losses	(1,876)	(308)
Total accounts receivable, net	$3,158	$2,630

Movements of allowance for credit losses are as follows:

Beginning balance	$308	$121
Addition	1,554	187
Foreign exchange translation	14	-
Ending balance	$1,876	$308

The Company estimates expected credit losses using a combination of aging analysis, historical loss experience, and forward-looking information, including current economic conditions, industry trends, and specific customer credit risk factors. Management also considers subsequent cash collections, customer payment history, and the financial condition of significant customers in evaluating the adequacy of the allowance.

The determination of the allowance for expected credit losses requires significant judgment. Changes in assumptions regarding customer credit risk, economic conditions, and collectability could materially affect the amount of the allowance recorded.

Given the concentration of receivables and limited collection history for certain customers, actual collections may differ from management’s current estimates and assumptions used in determining the allowance for expected credit losses.

Credit Risk and Concentration

The Company’s accounts receivable are primarily generated from its commodity trading business and service arrangements. These receivables are concentrated among a limited number of customers.

As of December 31, 2025, a significant portion of accounts receivable was due from a small number of counterparties. The financial condition of these customers and their ability to make timely payments may be affected by market conditions, which could adversely impact the Company’s ability to collect outstanding balances.

Collectability and Subsequent Receipts

As of December 31, 2025, certain accounts receivable balances remained outstanding beyond their contractual payment terms, and collections subsequent to year-end were limited for certain customers. These factors indicate an increased level of estimation uncertainty in determining the allowance for expected credit losses.

The Company monitors the collectability of its receivables on an ongoing basis and records additional allowances when necessary. Receivables are written off when all reasonable collection efforts have been exhausted.

Classification and Presentation

Certain customer arrangements may involve advance payments, offsetting transactions, or settlement through non-standard payment terms. The Company evaluates these arrangements to determine whether balances should be presented as accounts receivable or contract liabilities based on the underlying contractual terms and the timing of revenue recognition.

Management applies judgment in determining the appropriate classification of such balances. Management applies judgment in determining the appropriate classification of such balances based on the underlying contractual arrangements and settlement terms.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

5.	OTHER RECEIVABLES, NET

Other receivables consist of the following:

	December 31, 2025	December 31, 2024
Deposit to non-trade suppliers	$77,175	$71,326
Loan receivable	18,553	18,553
Prepayments	427,824	222,022
Allowance for credit losses	(213,159)	(161,620)
Total other receivables, net	$310,393	$150,281

Movements of allowance for credit losses are as follows:

Beginning balance	$161,620	$162,894
Addition	51,178	2,014
Reverse	-	(3,288)
Foreign exchange translation	361	-
Ending balance	$213,159	$161,620

Prepayments primarily represent advances to suppliers in connection with commodity trading transactions. These balances are generally expected to be settled through delivery of goods.

Other receivables include loans to third parties and employees, refundable deposits, and other advances. Certain balances relate to non-operating or financing-type arrangements and are subject to separate recoverability assessment.

Credit risk and aging

A portion of the Company’s other receivables and prepayments has been outstanding for extended periods. Long-aged balances are subject to increased uncertainty regarding recoverability, particularly where:

●	no recent settlement activity exists;

●	contractual terms have expired or are unclear; or

●	counterparties are experiencing financial difficulty.

Management performs specific assessments for such balances and records allowances where appropriate.

During the year ended December 31, 2025, the Company recognized impairment losses of approximately US$51.2 million on other receivables.

These impairments primarily relate to:

●	long-outstanding advances to suppliers;

●	balances where delivery of goods or services is uncertain or no longer expected; and

●	receivables where recovery is uncertain due to counterparty-specific factors.

Significant judgment and estimation uncertainty

The determination of recoverability involves significant judgment, particularly for:

●	long-aged balances;

●	advances subject to extended settlement periods or non-standard contractual arrangements;

●	loan-type arrangements with third parties; and

●	balances subject to dispute or restructuring.

Changes in assumptions or future collection outcomes could result in material adjustments to the carrying amounts.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

6.	INVENTORIES

Inventories consist of the following:

	December 31,	December 31,
	2025	2024
Commodity inventories and trading goods	$32,602	$35,776
Allowance for inventory obsolescence	(8,620)	(2,765)
Total Inventory, net	23,982	33,011

The Company’s inventories primarily consist of commodity trading goods, including metal-related products, agricultural commodities, and other materials.

Inventory is stated at the lower of cost or net realizable value. During the year ended December 31, 2025, the Company recorded inventory write-downs of $8,620 (2024: $2,765) primarily related to obsolete or slow-moving inventory and declines in estimated realizable value for certain inventory categories.

The determination of NRV involves significant judgment and estimates, particularly for inventories held for extended periods and inventories subject to commodity price volatility. In estimating NRV, the Company considers factors including observable commodity prices, inventory age, expected selling prices, estimated recoverable value, historical transaction experience, market conditions, and estimated costs to complete and sell inventory.

Certain commodity inventories are held as part of the Company’s trading strategy and may remain in inventory for extended periods pending favorable market conditions. Accordingly, actual realizable values may differ from estimates and may be affected by future changes in commodity prices, market liquidity, customer demand, and timing of sale.

7.	OPERATING LEASE LIABILITIES

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

Operating lease expense for the years ended December 31, 2025, 2024 and 2023 was $193,604, $384,000, and $551,041, respectively.

On February 5, 2025, the Company entered into a virtual office lease agreement with a monthly lease payment of $189.60, effective through February 28, 2027.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of Balance Sheet	December 31, 2025	December 31, 2024
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$2	$-

Current operating lease liabilities	Operating lease liabilities - current	$2	$-
Non-current operating lease liabilities	Operating lease liabilities	-	-
Total operating lease liabilities		$2	$-

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31, 2025	December 31, 2024
Office equipment, fixtures and furniture	$8,806	$8,799
Mining equipment	63,672	63,672
Motor vehicle	208	170
Less: Accumulated depreciation	(37,507)	(28,795)
Less: Impairment	(33,589)	(26,703)
Total	$1,590	$17,143

The depreciation expenses for the years ended December 31, 2025, 2024 and 2023 was $8.7 million, $10.9 million and $5.0 million, respectively.

The Company’s mining equipment primarily consists of cryptocurrency mining machines and related infrastructure used in digital asset mining operations. Due to significant changes in market conditions in recent years, including declines in cryptocurrency mining profitability, increases in mining difficulty, technological obsolescence of mining equipment, reduced mining output, and changes in expected future economic benefits, the Company recognized substantial impairment losses on certain mining equipment assets in prior periods.

During the year ended December 31, 2025, the Company recognized additional impairment losses of approximately $5.9 million, primarily related to mining equipment held by FDW Limited, as management concluded that certain mining assets were no longer recoverable based on updated assessments of expected future cash flows, operational utilization, and economic viability.

The determination of impairment involves significant judgment and estimates, including assumptions regarding future mining output, cryptocurrency market conditions, expected utilization, useful lives, residual values, and estimated future cash flows. Actual results could differ materially from those estimates.

The Company continues to evaluate the remaining useful lives, utilization, and recoverability of mining equipment in light of evolving market conditions and operational performance.

9.	INTANGIBLE ASSETS

The Company’s intangible assets consist primarily of digital assets, including Bitcoin (“BTC”) and Ethereum (“ETH”).

Balance as of December 31, 2021	$14,502
Additions of intangible assets	329
Less: Impairment losses	(8,425)
Balance as of December 31, 2022	6,406
Additions of intangible assets	16,025
Less: Impairment losses	(1,035)
Balance as of December 31, 2023	$21,396
Additions of intangible assets	9,258
Less: Impairment losses	(781)
Balance as of December 31, 2024	29,873
Cumulative effect upon adoption of ASU 2023-08	55,949
Less: Change in fair value recognized in earnings	(6,723)
Balance as of December 31, 2025	79,099

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

9.	INTANGIBLE ASSETS - continued

Adoption of ASU 2023-08

Effective January 1, 2025, the Company adopted ASU 2023-08, which requires digital assets to be measured at fair value, with changes in fair value recognized in earnings.

Upon adoption, the Company recorded a cumulative effect adjustment of approximately $55.9 million to retained earnings, representing the difference between the carrying value under the previous cost-less-impairment model and fair value at the adoption date.

Bitcoin Production

The following table presents our Bitcoin  mining activities for the year ended December 31, 2025.

	Number of Bitcoins	Amount

Balance as of December 31, 2024	802.77	$26,348
Receipt of BTC from mining services and investment income	-	-
Cumulative effect upon adoption of ASU 2023-08	-	49,562
Change in fair value recognized in earnings	-	(5,577)
Balance as of December 31, 2025	802.77	70,333

The following table presents our Ethereum  mining activities for the year ended December 31, 2025.

	Number of Ethereum	Amount

Balance as of December 31, 2024	2,949.79	$3,525
Receipt of ETH from mining services and investment income	-	-
Cumulative effect upon adoption of ASU 2023-08	-	6,387
Change in fair value recognized in earnings	-	(1,146)
Balance as of December 31, 2025	2,949.79	8,766

Fair Value Measurement

Digital assets are measured at fair value using quoted prices in active markets for identical assets.

The Company uses observable market prices from major cryptocurrency exchanges (e.g., Investing.com historical cryptocurrency data. ) as of December 31, 2025, based on a consistent pricing methodology.

Digital assets are classified as Level 1 within the fair value hierarchy under ASC 820.

There were no transfers between levels during the year.

Impact on Earnings

For the year ended December 31, 2025, the Company recognized a net loss of approximately $6.7 million related to changes in the fair value of digital assets.

Digital Asset Activity

The Company did not engage in digital asset mining activities during the year ended December 31, 2025, and no digital assets were generated during the year.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

9.	INTANGIBLE ASSETS - continued

Significant Judgment

The determination of fair value requires judgment in selecting:

●	the principal market;

●	pricing sources; and

●	timing of measurement.

In addition, the Company applies judgment in assessing control over digital assets, including evaluation of wallet ownership and access.

10.	account PAYABLE

Trade accounts payable primarily relate to:

	December 31, 2025	December 31, 2024
Commodity trading purchases	$7,336	$769
Server and equipment purchases	11,359	11,359
Operating service arrangements	652	383
	$19,347	$12,511

●	commodity trading purchases;

●	gold concentrate and sesame trading transactions;

●	server and equipment purchases; and

●	operating service arrangements.

11.	ACCURED LIABILITIES

Advances from customers primarily represent customer prepayments received in connection with commodity trading transactions, including rubber and other trading arrangements for which performance obligations had not yet been satisfied as of year end.

Long-outstanding balances

Certain balances within accounts payable originated from transactions entered into during 2021 and 2022 and remained unsettled as of December 31, 2025.

The most significant long-outstanding payable relates to a supercomputing server purchase agreement entered into in April 2021 with an outstanding balance of approximately $11.4 million as of December 31, 2025. Management represented that the balance remains payable and enforceable and that settlement discussions with the counterparty remain ongoing.

Management evaluated the long-outstanding balances as of December 31, 2025 and concluded that no derecognition adjustment was required. However, the assessment involves significant judgment regarding:

●	enforceability of contractual obligations;

●	settlement expectations;

●	underlying commercial substance; and

●	classification of balances arising from trading arrangements.

The Company’s trading activities involve substantial advances received and settlement balances as part of ordinary commodity trading practices. Accordingly, certain balances may remain outstanding for extended periods depending on shipment timing, contract settlement, logistics arrangements, and commercial negotiations

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

12.	OTHER PAYABLES

Other payables consist of the following:

	December 31, 2025	December 31, 2024
Payables to non-trade vendors and service providers	$3,918	$11,823
Accrued salary	22	21
	$3,940	$11,844

Other payables primarily consist of:

●	deposits received under hosting and operational arrangements;

●	freight, logistics, and warehouse-related balances;

●	rental and service-related payables; and

●	other non-trade operating obligations.

During 2025, the Company performed a review and reclassification of certain balances previously recorded within other payables, including intercompany and related-party balances, to conform to the appropriate financial statement presentation.

Management evaluated the remaining balances as of December 31, 2025 and concluded that liability classification remained appropriate.

13.	RELATED PARTY BALANCES AND TRANSACTIONS

Amount due from related parties

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2025	December 31, 2024
Yongbao Insurance Agency Co., Ltd. and subsidiaries	Common shareholder	Inter-transaction	Repayment on demand	$14	$493
Wang Yaxian	Shareholder of the Company	Other receivables	Repayment on demand	3,550	3,550
Feng Weidong	CTO of the Company	Other receivables	Repayment on demand	3,550	3,550
Wu Xianlong	Director of a subsidiary	Account receivables & Other receivables	Repayment on demand	1,900	1,900
Qingdao SOS Industry Holding Co, Ltd	Related Party	Other receivables	Repayment on demand	30,460	344
				$39,474	$9,837

Amount due to related parties

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2025	December 31, 2024
Wang Yilin	Director of China SOS	Account payables	Repayment on demand	1	1
Wu Wenbin	Non-executive director	Account payables	Repayment on demand	25	25
Li Sing Leung	CFO of the Company	Other payables	Repayment on demand	9	9
Wang Yaxian	Shareholder of the Company	Other payables	Repayment on demand	1,000	-
Qingdao SOS Industry Holding Co, Ltd.	Related Party	Other payables	Repayment on demand	607	607

				$1,642	$642

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

14.	TAXES

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

SOS IT obtained the “high-tech enterprise” tax status since 2020, which reduced its statutory income tax rate to 15% in 2020.

Significant components of the provision for income taxes are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Current	$(1)	$242	$631
Income tax expenses	$(1)	$242	$631

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended December 31,	Year ended December 31,
	2025	2024
China statutory income tax rate	25%	25%
Change in valuation allowance	(25)	(25)%
Effective tax rate	-	-

The Company has incurred tax losses in certain jurisdictions. While these losses may be available for carryforward, management has determined that it is not more likely than not that sufficient taxable income will be available to realize the related deferred tax assets. Accordingly, no deferred tax assets have been recognized.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

14.	TAXES - continued

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2025 and 2024. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2025.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 6%.

Taxes recoverable consisted of the following:

	December 31, 2025	December 31, 2024
VAT taxes recoverable	$(1,855)	$(1,807)
Corporate income tax recoverable	95	90
Other taxes payable	71	63
Total	$(1,689)	$(1,654)

15.	CONCENTRATION OF RISK

Credit risk

The Company is exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A significant portion of the Company’s receivables and prepayments is concentrated among a limited number of counterparties. In addition, certain balances have been outstanding for extended periods, which increases the uncertainty regarding recoverability. The Company monitors these exposures on an ongoing basis and records allowances where appropriate.

The Company also maintains deposits and engages in transactions with various financial institutions and counterparties. To manage this risk, the Company performs ongoing evaluations of counterparty creditworthiness; however, there can be no assurance that these counterparties will be able to meet their obligations.

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

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

15.	CONCENTRATION OF RISK - continued

Liquidity and treasury risk

The Company is exposed to risks related to the management of cash and liquidity, including large or unusual cash inflows and outflows and transactions with multiple counterparties across different jurisdictions. These activities may involve increased operational and counterparty risks. Management monitors cash flows and transaction activity on an ongoing basis to manage such risks.

Commodity price risk

The Company’s operations involve trading of commodities and products whose values are subject to market price fluctuations. Changes in commodity prices may affect the net realizable value of inventory and the Company’s operating results.

Digital asset risk

The Company holds digital assets that are subject to significant price volatility. The value of these assets may fluctuate materially based on market conditions. In addition, the Company is exposed to risks related to custody, security, and regulatory developments associated with digital assets.

Management believes that the above measures mitigate, but do not eliminate, the Company’s exposure to these risks.

16.	SHAREHOLDERS’ EQUITY

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

On March 19, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 222,337,500 units, each Unit consisting of one Class A Ordinary Share of the Company, par value $0.005 per share and one warrant to purchase three Shares with an initial exercise price of $0.0398 per Share, or approximately $5.97 per American depositary share of the Company, at a price of $0.034666 per Unit, or approximately $5.2 per ADS unit, for an aggregate purchase price of approximately $7.7 million. The net proceeds to the Company from such Offering shall be used by the Company for working capital and general corporate purposes.

On July 31, 2025, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company agreed to sell 2,142,855 American Depositary Shares in a registered direct offering. In a concurrent private placement, the Company also agreed to issue and sell unregistered Warrants to purchase up to an aggregate of 4,285,710 ADSs. The combined effective offering price for each ADS and the accompanying Warrants is $3.50. Each Warrant will be immediately exercisable, expire five and one-half years from the initial exercise date and will have an exercise price of $3.50 per share.

On August 11, 2025, the Company held its extraordinary general meeting of shareholders to approve that the authorized share capital of the Company be increased by the creation of an additional 500,000,000 Class B Ordinary Shares of a par value of US$0.005 each to rank pari passu in all respects with the existing Class B Ordinary Shares.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

16.	SHAREHOLDERS’ EQUITY - continued

The Company’s outstanding warrants are classified as equity since they qualify for exemption from derivative accounting as they are considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants were recorded as additional paid-in capital from common stock.

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2025:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2021	$-	$-
Issued	-	-
Exercised	-	-
Repurchased	-	-
Warrants outstanding, as of December 31, 2022	$93,224	$1,995
Issued	$5,223	$4,275
Exercised	-	-
Repurchased	-	-
Warrants outstanding, as of December 31, 2023	$98,447
Private placement issued on June 19, 2024	3,228,642	18.45
Warrant exercised on November 17, 2024	697,778	0.10
Exercised	(230,906)	-
Repurchased
Warrants outstanding, as of December 31, 2024	$3,793,860	-
Warrants issued on July 31,2025	4,285,710	3.50
Warrants outstanding, as of December 31, 2025	8,079,570

*	Warrants in ordinary shares

Warrants Outstanding	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life

February 24, 2021 Warrants	31,840	$5,250.00	5 years
February 11, 2021 Warrants	22,000	$3,750.00	5 years
February 18, 2021 Warrants	5,733	$7,500.00	5 years
March 29, 2021 Warrants	33,333	$3,750.00	5 years
June 19, 2024 Private Placement	3,228,542	$18.45	5 years
March 15, 2024 F1-FO	472,412	$1.50	5 years
Warrants issued on July 31,2025	4,285,710	$3.50	5 years

*	Warrants in ordinary shares

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

17.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has entered into one agreement for leasehold improvements on the office premises. As of December 31, 2025, the Company did not enter any new lease contract with any parties, the new commitment is nil.

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

17.	COMMITMENTS AND CONTINGENCIES - continued

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

It has been settled during 2025 with a total payment of US$2.2 million.

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

18.	REVENUE ANALYSIS AND SEGMENT INFORMATION

The Company follows ASC 280, Segment Reporting, which requires disclosure of segment information based on the manner in which management allocates resources and assesses performance. The chief operating decision maker (“CODM”), identified as the Company’s Chief Executive Officer, evaluates operating performance and allocates resources based on consolidated financial information.

The Company determined that it operates as a single operating and reportable segment as the CODM reviews consolidated operating results, financial performance and cash flows on a company-wide basis, and discrete financial information for individual business activities is not regularly reviewed for purposes of allocating resources or assessing performance. Although the Company generates revenue from different business activities, substantially all of the Company’s revenue and operations are derived from commodity trading, while the remaining activities are ancillary in nature and are managed on a consolidated basis.

Disaggregated revenue information by business line is presented below in accordance with ASC 606:

	For the year ended December 31, 2025		For the year ended December 31, 2024		For the year ended December 31, 2023
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Commodity trading	144,974	93.9%	214,340	92.6%	68,409	74.0%
Cryptocurrency mining	-	-%	9,258	4.0%	18,898	20.4%
Hosting service	7,501	4.9%	6,506	2.8%	2,365	2.6%
Other	1,815	1.2%	1,320	0.6%	2,744	3.0%
Total	154,290	100.0%	231,424	100.0%	92,416	100.0%

The Company’s operations and long-lived assets are primarily located in the PRC. Management believes that geographic disaggregation would not provide meaningful additional information to users of the financial statements.

SOS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ thousands, except share data and per share data, or otherwise noted)

18.	REVENUE ANALYSIS AND SEGMENT INFORMATION - continued

The CODM evaluates performance primarily based on consolidated net loss and reviews consolidated operating results, including revenues, cost of revenues, selling, general and administrative expenses, depreciation and amortization, impairment charges, and income tax expense.

As the Company operates as a single reportable segment and the CODM reviews expense information on a consolidated basis, no additional segment expense disclosures are presented. Revenue information is disaggregated by business line as presented below.

And it has to be the same conclusion as on segment otherwise if changes made, need to also disclose.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(US$ thousands, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2025	2024	2023
Disaggregated revenues	$154,290	$231,424	$92,416
Revenue, net – Commodity trading	144,974	214,430	68,456
Revenue, net –Cryptocurrency mining	-	9,258	18,898
Revenue, net – Hosting services	7,501	6,506	2,365
Revenue, net – Others	1,815	1,320	2,744
Cost of revenues	(152,034)	(224,383)	(78,234)
Cost of revenues-Commodity trading	(143,569)	(217,257)	(68,983)
Cost of revenues–Cryptocurrency mining	-	-	-
Cost of revenues-Hosting services	(6,912)	(5,967)	(6,593)
Cost of revenues-Others	(1,553)	(1,250)	(3,290)

Reconciling Items
Selling, general and administrative	(85,426)	(16,960)	(7,081)
Depreciation and amortization	(8,706)	(10,904)	(4,975)
Impairment of intangible assets	(6,723)	(781)	(970)
Interest income			-
Other Income/(expense)	1,254	5,619	(978)
Current income tax expense	1	(242)	(631)
Net loss	(97,344)	(16,227)	(6,421)

19.	Subsequent events

The Company has evaluated subsequent events occurring after the balance sheet date through the date the financial statements were authorized for issue. Based on this evaluation, the Company has identified no material subsequent events requiring recognition or disclosure in these financial statements.

* * * * *

ITEM 19. EXHIBITS

1.1*	Sixth amended and Restated Memorandum and Articles of Association of the Registrant, as amended and currently in effect

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2***	Registrant’s Specimen Certificate for Ordinary Shares

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on April 14, 2017)

2.4	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

2.5	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

2.6	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

2.7	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 17, 2021)

2.8	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on February 22, 2021)

2.9	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

2.10	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

2.11	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on October 2, 2023)

2.12	Form of Warrant (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on March 18, 2024)

2.13	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on June 12, 2024)

2.14	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on March 19, 2025)

2.15	Form of Warrant (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on August 4, 2025)

2.16*	Description of Securities

4.1	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

4.2	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on January 13, 2021)

4.3	Form of the Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

4.4	Placement Agent Agreement, dated January 15, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on January 26, 2021)

4.5	Form of the Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

4.6	Engagement Letter, dated February 7, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on February 12, 2021)

4.7	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 17, 2021)

4.8	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on February 22, 2021)

4.9	Form of Letter Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

4.10	Engagement Letter, dated February 24, 2021 (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on March 3, 2021)

4.11	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

4.12	Form of Lock-Up (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on April 1, 2021)

4.13	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.14	Form of Lock-Up (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.15	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on November 16, 2021)

4.16	Purchase & Sale Agreement between Thor Miner Inc. and SOS Information Technology New York Inc. dated January 10, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on January 12, 2022)

4.17	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.18	Form of Lock-Up (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.19	Letter Agreement (incorporated by reference to Exhibit 99.3 of the Company’s current report on Form 6-K filed with the Commission on April 4, 2022)

4.20	Share Purchase Agreement by and among SOS Limited, S International Holdings Limited and S International Group Limited, dated November 2, 2022 (incorporated by reference to Exhibit 99.5 of the Company’s current report on Form 6-K filed with the Commission on November 8, 2022)

4.21	Form of Settlement Agreement (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 6-K filed with the Commission on December 30, 2022)

4.22	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on October 2, 2023)

4.23	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on March 18, 2024)

4.24	Form of the Letter Agreement (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on March 18, 2024)

4.25	Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.4 of the Company’s current report on Form 6-K filed with the Commission on March 18, 2024)

4.26	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on June 12, 2024)

4.27	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on March 19, 2025)

4.28	Form of Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on August 4, 2025)

4.29	Letter Agreement (incorporated by reference to Exhibit 99.4 of the Company’s current report on Form 6-K filed with the Commission on August 4, 2025)

4.30	Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the Commission on August 4, 2025)

4.31	Form of Director Offer Letter (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the Commission on November 12, 2025)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the China Rapid Finance Limited registration statement on Form F-1 (Registration no. 333-217064) filed with the Commission on March 31, 2017)

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company’s annual report on Form 20-F filed with the Commission on May 15, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

***	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates.

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

Date: May 15, 2026